EXHIBIT (b)(2)


                       Arthur Andersen LLP




                           Appraisal of:

                CLARION FOURWINDS RESORT AND MARINA


                       BLOOMINGTON, INDIANA



                              As of:
                          JANUARY 1, 1997







                           Prepared For:

                    AIRCOA HOTEL PARTNERS, L.P.
                         Special Committee

                          March 31, 1997






                           Prepared By:

                        ARTHUR ANDERSEN LLP
          Hospitality Industry Consulting Services Group




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                 [Letterhead of Arthur Andersen]






March 31, 1997


Mr. James W. Hire
Hire & Associates
1383 Solitude Lane
Evergreen, CO 80439


Mr. Anthony C. Dimond
Miramar Asset Management, Inc.
617 Veterans Boulevard, Suite 212
Redwood City, CA 94063


Re: Appraisal of Clarion Fourwinds Resort and Marina; Bloomington, IN As of January 1, 1997

Gentlemen:

As requested, we have completed an appraisal of the leasehold interest in the above-referenced property. The reader is advised that our Firm has not audited, examined, reviewed or applied agreed-upon procedures to the financial data contained in the accompanying report unless specifically noted. We have relied on information including, but not limited to, industry statistics, relevant market, demographic and financial data assembled by us through direct research conducted by our staff or from secondary sources as well as information provided by you. While these sources of information are generally recognized as authoritative in the field or otherwise considered reliable, we have not audited this information nor do we warrant its completeness or accuracy. The opinion of market value subject to stabilized occupancy expressed herein is subject to the assumptions and limiting conditions set forth in the body of the accompanying report.

We understand that our valuation will be used to assist you in determining the fair market value for internal purposes and may not be disclosed to a third party without the prior consent of Arthur Andersen LLP.



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Mr. James W. Hire
Mr. Anthony C. Dimond
March 31, 1997
Page 2



Based upon our research and analysis, it is our opinion that the market value of the leasehold interest, including furniture, fixtures and equipment, and business value, as of January 1, 1997 is:

           -- Eight Million Thirty Thousand Dollars --
                          ($8,030,000)


We appreciate the opportunity to serve you. Please call if you have any questions or if we can be of further assistance.

Very truly yours,

/s/ Arthur Andersen LLP


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                         TABLE OF CONTENTS



SUMMARY OF CRITICAL FACTS AND CONCLUSIONS.......................iii

GENERAL ASSUMPTIONS AND LIMITING CONDITIONS.......................v

CERTIFICATION..................................................viii

A.  INTRODUCTION..................................................1

A.1  SUBJECT PROPERTY IDENTIFICATION..............................1
A.2  OWNERSHIP HISTORY............................................1
A.3  PURPOSE AND FUNCTION OF THE VALUATION........................2
A.4  PROPERTY RIGHTS APPRAISED....................................3
  Ground Lease Abstract...........................................3
A.5  EFFECTIVE DATE OF THE VALUATION..............................4
A.6  EXPOSURE PERIOD..............................................4
A.7  SCOPE OF THE APPRAISAL.......................................5
A.8  SPECIAL ASSUMPTIONS..........................................5

B.  ANALYSIS OF THE SUBJECT PROPERTY AND ITS MARKET...............7

B.1  DESCRIPTION AND ANALYSIS OF THE PROPERTY.....................7
  Location........................................................7
  Legal Description...............................................7
  Land............................................................7
  Property Improvements...........................................8
  Property Inspection............................................17
  Past Renovation and Capital Requirements.......................18
  Property Taxes.................................................20
  Zoning.........................................................22
B.2  AREA ANALYSIS...............................................24
  Economic and Demographic Indicators............................25
  Employment.....................................................27
  Office and Industrial Market Overview..........................29
  Transportation.................................................30
  Indiana University.............................................32
  Tourism and Recreation.........................................32
  Convention and Trade Show Market...............................34
  Conclusion.....................................................34
B.3  HIGHEST AND BEST USE ANALYSIS...............................35
  Highest and Best Use of The Land as if Vacant..................35
  Highest and Best Use of The Property As Currently Improved.....36
  Conclusion and Reconciliation of Highest and Best Use..........38

C.  ANALYSIS OF COMPETITIVE LODGING SUPPLY AND DEMAND............40

C.1  COMPETITIVE LODGING SUPPLY..................................40
  Identified Competitive Supply..................................40
  Other hotels in the Bloomington market.........................49
  Additions To Supply............................................49
C.2  LODGING SUPPLY AND DEMAND ANALYSIS..........................51
  Overall Demand Trends in the Bloomington Lodging Market........51
  Lodging Demand in the Identified Competitive Supply............51


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  Demand Segmentation and Estimated Demand Growth................54
C.3  ESTIMATED OCCUPANCY AND AVERAGE ROOM RATE...................63
  Market Penetration and Average Annual Occupancy................63
  Projected Average Daily Room Rate..............................70

D.  THE APPRAISAL PROCESS........................................73

D.1  THE COST APPROACH...........................................73
D.2  SALES COMPARISON APPROACH...................................74
D.3  INCOME APPROACH.............................................81
  Historical Financial Performance...............................82
  Estimated Operating Results....................................86
  INVESTMENT CLIMATE OVERVIEW...................................102
  Discounted Cash Flow Analysis.................................103

E.   RECONCILIATION AND FINAL VALUE ESTIMATE....................107

F.  ADDENDA.....................................................109


F.1  HOTEL  SALES COMPARABLES
F.2  SUBJECT PROPERTY PHOTOGRAPHS
F.3  COMPETITIVE HOTEL PHOTOGRAPHS
F.4  PROPERTY LEGAL DESCRIPTION
F.5  COPY OF GROUND LEASE
F.6  INDEMNIFICATION


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             SUMMARY OF CRITICAL FACTS AND CONCLUSIONS

Property Name:              Clarion Fourwinds Resort and Marina

Property Address:           9301 South Fairfax Road
                            Bloomington, IN  47402

Property Location:          The property is located on the shore of Lake
                            Monroe within the Hoosier National Forest.

Property Type:              A low-rise full-service hotel and full-service
                            marina

Number of Rooms:            126 rooms, including two suites

Number of Slips:            880 slips and moorings

Owner of Record:            Inn of Four Winds Corporation

Year-End Occupancy:
      1994                  58.9 percent
      1995                  56.7 percent
      1996 (Estimated)      51.3 percent

Year-End Average Rate:
      1994                  $68.55
      1995                  $69.55
      1996 (Estimated)      $72.34

Interest Appraised:         Leasehold

Land Area:                  3,956,678 square feet (90.83 acres)

Building Area:              42,206 square feet (Hotel)
                            33,992 square feet (Used by Marina)
                            21,875 square feet (Boat storage)

Year Completed:             1971

Highest and Best Use:
  Land as though vacant:    Residential
  Land as improved:         Hotel and marina

Date of Valuation:          January 1, 1997

Date of Inspection:         November 13, 1996


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Value Indications (Including Furniture, Fixtures, and Equipment,
and Business Value):

                                         $ Amount       $ Per Room
                                         --------       ----------

    Cost Approach:                            n/a              n/a

    Sales Comparison Approach:        $ 8,270,000          $65,634

    Income Approach:                  $ 8,030,000          $63,730
                                      -----------          -------

    Reconciled Value Indication:      $ 8,030,000          $63,730
                                      ===========          =======


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            GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal report is subject to the following general assumptions and limiting conditions:

 1. No investigation has been made of, and no responsibility is assumed for, the legal description of the property being valued or legal matters, including title or encumbrances. Title to the property is assumed to be good and marketable unless otherwise stated. The property is assumed to be free and clear of any liens, easements, or encumbrances unless otherwise stated.

 2. Information furnished by others, upon which all or portions of this appraisal are based, is believed to be reliable but has not been verified in all cases. No warranty is given as to the accuracy of such information.

 3. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization has been, or can readily be, obtained or renewed for any use on which the value estimates contained in this report are based.

 4. Full compliance with all applicable federal, state, and local zoning, use, occupancy, environmental, and similar laws and regulations is assumed unless otherwise stated.

 5. No responsibility is taken for changes in market conditions, and no obligation is assumed to revise this report to reflect events or conditions which occur subsequent to the appraisal date hereof.

 6. The opinion of value is predicated on the financial structure prevailing as of the date of this appraisal.

 7. Responsible ownership and competent property management are assumed.

 8. Areas and dimensions of the property were obtained from sources believed to be reliable. Maps or sketches, if included in this report, are only to assist the reader in visualizing the property, and no responsibility is assumed for their accuracy. No independent surveys were conducted.

 9. It is assumed that there are no hidden or un-apparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging engineering studies that may be required to discover them.

10. No soil analysis or geological studies were ordered or made in conjunction with this report, nor was an investigation made of any water, oil, gas, coal, or other subsurface mineral and use rights or conditions.

11. Neither Arthur Andersen LLP nor any individual signing or associated with this report shall be required by reason of this report to give further consultation, provide


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      testimony, or appear in court or at other legal proceedings unless specific arrangements therefore have been made.

12. This report has been made only for the purpose stated and shall not be used for any other purpose. Neither this report nor any portions thereof (including, without limitation, any conclusions as to value or the identity of Arthur Andersen LLP or any individuals signing or associated with this report or the professional associations or organizations with which they are affiliated) shall be disseminated to third parties by any means without the prior written consent and approval of Arthur Andersen LLP.

13. The date of value to which the opinions expressed in this report apply is set forth in the opinion letter at the front of this report. Our value opinion is based on the purchasing power of the U.S. dollar as of that date. We have no obligation to update our findings and conclusions for changes in market conditions which occur subsequent to our fieldwork.

14. Our study and report will be based on assumptions and estimates which are subject to uncertainty and variation. These estimates are often based on data obtained in interviews with third parties, and such data are not always completely reliable. Therefore, while our estimates will be conscientiously prepared on the basis of our experience and the data available to us, we make no warranty of any kind that the financial results projected will, in fact, be achieved.

15. Unless otherwise stated in this report, no hazardous material, which may or may not be present on or near the property, was observed. We have no knowledge of the existence of such materials on or in the property; however, we are not qualified to detect such substances. The presence of potentially hazardous substances, such as asbestos, urea-formaldehyde foam insulation, or industrial wastes, may affect the value of the property. The value estimates herein are predicated on the assumption that there is no such material on, in, or near the property that would cause a loss in value. No responsibility is assumed for any such conditions or for any expertise or engineering knowledge required to discover them. The client should retain an expert in this field if further information is desired.

16. This appraisal has been made in conformance with the Uniform Standards of Professional Appraisal Practice of The
      Appraisal Foundation.

17. The allocation in this report of the total valuation among components of the property applies only to the program of utilization stated in this report. The separate values for any components may not be applicable for any other purpose and must not be used in conjunction with any other appraisal.

18. Arthur Andersen consents to including, to the extent required by federal securities laws, a copy of the Appraisal and/ or a summary thereof or a reference thereto in the Schedule 13E-3 and related proxy statement with the Securities and Exchange Commission by AHP or the Special Committee, provided that Arthur Andersen shall have the right to approve the content of any summary of the Appraisals, such approval not to be unreasonably withheld. Otherwise, this report and parts thereof, any


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      additional material submitted, may not be used in any
      prospectus or printed material used in connection with the sale of securities or participation interests in any Public Offering, Securities and Exchange Commission filing, or other public document.

19. Arthur Andersen LLP's maximum liability relating to services rendered under this report (regardless of form of action, whether in contract, negligence, or otherwise) shall be limited to the charges paid to Arthur Andersen LLP for the portion of its services or work products giving rise to liability. In no event shall Arthur Andersen LLP be liable for consequential, special, incidental, or punitive losses, damages, or expenses (including, without limitation, lost profits, opportunity costs, etc.) even if it has been advised of their possible existence.

20.   The Americans with Disabilities Act became effective
      January 26, 1992. We did not make any observations or interpretations on compliance with the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since we have no direct evidence relating to this issue, we did not consider possible non-compliance with the requirements of ADA in estimating the value of the property.


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                           CERTIFICATION

We certify that to the best of our knowledge and belief......

-- the statements of fact contained in this report are true and correct.

-- the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, unbiased professional analyses, opinions and conclusions.

-- we have present no prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

-- our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

-- Sheila Bjornstad and Gloria Fu made personal inspections of the property on November 13, 1996. Roger S. Cline, Matthew G. Kimmel, and Brian E. Ginsberg have not inspected the subject property.

-- our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Supplemental Standards of Professional Practice of the
    Appraisal Institute and the Uniform Standards of Professional
    Appraisal Practice of The Appraisal Foundation;

-- the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives;

-- neither all nor any part of the contents of this report (especially any conclusions as to value or the identify of the appraiser) shall be disseminated to the public through advertising media, public relations media, news media, sales media, or any other public means of communication without the prior written consent and approval of the undersigned.

-- this appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

    Respectfully submitted,

/s/ Brian E. Ginsberg                  /s/ Roger S. Cline
-----------------------------------    ----------------------------------
Brian E. Ginsberg, MAI                  Roger S. Cline
Review Appraiser
Manager, Valuation Services            /s/ Matthew G. Kimmel
                                       ----------------------------------
                                        Matthew G. Kimmel, MAI
Contributing Appraisers                 Review Appraiser
Sheila M. Bjornstad                     Certified General Appraiser
Gloria Fu                               State of Indiana
                                        License # CG69201263


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                          A. INTRODUCTION


A.1  SUBJECT PROPERTY IDENTIFICATION

Property Address:                 9301 South Fairfax Road
                                  Bloomington, IN  47402

Tax Reference:                    Account # 004-09450-00 (hotel)
                                  Account # 004-06840-00 (marina)


Deed Reference:                   Section 26.010

Current Owner of Record:          Inn of Four Winds Corporation (hotel)
                                  Four Winds Marina (marina)




A.2  OWNERSHIP HISTORY

The hotel and marina are owned by AIRCOA Hotel Partners, L.P. (the partnership) which is a publicly-traded limited partnership formed to acquire, own, and operate hotel properties. This entity is the owner of the subject leasehold estate. The subject property, known as the Clarion Fourwinds Resort and Marina, consists of two parcels which are jointly operated as one entity. The leasehold is improved with a 126-room hotel and an 880-slip marina. The marina was constructed in 1968, and the hotel was constructed in phases with the completion of the first section in 1972. These parcels are subject to a ground lease executed by the Department of Natural Resources of the state of Indiana which expires in 2030. The partnership holds a 99 percent limited partner interest in The Clarion Fourwinds Resort and Marina. The lessor of the ground lease is the Fourwinds Operating Partnership, L.P. Recorded at the assessor's office, the two official ownership entities established to own the subject are the Inn of Four Winds Corp. (hotel) and the Four Winds Marina (marina). AIRCOA Hospitality Services, Inc., which is a wholly-owned subsidiary of Richfield Hospitality Services, Inc., holds a one percent general partner interest in both the partnership and in the Clarion Fourwinds Resort and Marina.


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A.3  PURPOSE AND FUNCTION OF THE VALUATION

The purpose of this report is to estimate the market value of the leasehold estate in the subject property. Arthur Andersen has been engaged by the Special Committee of AIRCOA Hotel Partners, L.P. (AHP) for the purpose of assisting them in assessing the value of the individual properties owned by the partnership.

As used herein, market value is defined as1 :

      "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of the sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

      a.   buyer and seller are typically motivated;

      b. both parties are well informed or well advised, and acting in what they consider their best interests;

      c. a reasonable time is allowed for exposure in the open market;

      d. payment is made in terms of cash and United States dollars or in terms of financial arrangements comparable thereto; and

      e. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

This appraisal has been prepared in compliance with the Appraisal Standards Board requirements and is a self-contained appraisal report. The report contains all information significant to the solution of the appraisal problem and reports all significant data in comprehensive detail.


--------

1 Uniform Standards of Professional Appraisal Practice, Appraisal Foundation, 1990 Edition.


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A.4  PROPERTY RIGHTS APPRAISED

The property rights appraised include the leasehold estate comprising a 126-room hotel and full-service marina. The leasehold value reflects the tenant's interest or right to use and occupy the real estate by virtue of a lease agreement. A copy of the lease is provided in the addenda of this report. The following is an abstract of lease terms.

GROUND LEASE ABSTRACT

Date:                January 6, 1969 (Last Amendment Date:  May 20, 1991)

Lessee:              Fourwinds Operating Partnership, L.P.

Lessor:              Department of Natural Resources of the State of Indiana

Term:                January 6, 1969 through April 30, 2030

Options to Renew:    Lease is a sublease of an agreement between the Department of Natural Resources of the State of Indiana ("DNR") and the United States Army. The DNR states that they will attempt to negotiate options to renew for an additional 25-year period.
                     However, there is no guarantee that this lease will be renewed. This option would then be conveyed to the lessee, Fourwinds
                     Operating Partnership, L.P.

Legal Description:   See section F.4 in the addenda of this report.

Commencement Date:   January 6, 1969

Rental:              Base Rent - $10,000
                     Commencing January 1, 1991 and due and
                     payable on or before January 1 of each year.

                     Additional Rent:
                     From July 1, 1990 until June 30, 1991:
                     3.5 percent of gross revenues exceeding
                     $1,700,000 and not greater than $4,300,000;
                     7 percent of gross revenues exceeding
                     $4,300,000; and, Additional rent shall be due on or before September 30, 1991.

                     From July 1, 1991 until December 31, 1991:
                     3.5 percent of gross revenues exceeding
                     $750,000 and not greater than $1,650,000; 7
                     percent of gross revenues exceeding
                     $1,650,000; and,


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                     Additional rent shall be due on or before
                     March 31, 1992.

                     From January 1, 1992 and continuing for each Lease Year throughout the Term:
                     3.5 percent of gross revenues exceeding $1,500,000 and not greater than $3,300,000; 7 percent of gross revenues exceeding $3,330,000;
                     Additional rent shall be due on or before March 31 commencing March 31, 1993 and continuing throughout the Term.

Revenues defined as: Gross revenues are defined as
                     all revenues generated by the hotel and
                     marina entities with the exception of boat sales income. Rental payment on this income is limited to two percent and shall not be utilized in computing gross rental income. In addition, gross revenues shall include the gross revenues of the Tenant, subtenants, Tenant's affiliates and concessionaires, but shall exclude rent received by Tenant from such subtenants, Tenant's affiliates and concessionaires.




A.5  EFFECTIVE DATE OF THE VALUATION

The effective date of this value estimate is January 1, 1997. The property was inspected by Sheila Bjornstad and Gloria Fu on November 13, 1996.


A.6  EXPOSURE PERIOD

Exposure period refers to the amount of time which a property would have been on the market prior to the date of appraisal for it to sell at the appraised value. The current marketplace has been characterized by illiquidity and capital restraints, particularly on the part of banks, which has affected the time in which real estate takes to sell. The market for most types of properties was much more active in the 1980s due to greater availability of credit and greater investor optimism. The volume of transactions of hotel properties diminished in 1991 and 1992, and there was less investment and development activity in the marketplace. Since then, the markets have shown improvement and there has been a significant increase in sales activity. Most of the investors with whom we have spoken agreed that an exposure period of between six months and one year would be sufficient in order to maximize the price for a property such as the subject.


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A.7  SCOPE OF THE APPRAISAL

As part of this assignment, the appraisers made a number of independent investigations and analyses. In conducting our investigation, various governmental planning agencies and the local Chamber of Commerce were contacted for demographic data, land policies and trends, and growth estimates. Neighborhood data were supplemented by physical inspection of the defined area. Information regarding zoning, utilities, and other limitations on site utilization was obtained from the client and through the appropriate agencies. Both the site and the surrounding area were inspected to determine suitability for hotel use. All phases of the local lodging market were analyzed for past trends and current data. Estimated income and occupancy levels, expenses, and income structures are based upon this market evidence.

A diligent search for comparable data was conducted, and comparable information was obtained from both public and private sources. In the case of comparable sales and rental data, attempts were made to contact the buyers or sellers or other knowledgeable third parties to verify that the transactions were at arm's length, cash equivalent, and market reflective. Because there was a limited number of comparable hotel sales in the subject market area, we extended our search to other markets. The sales comparison approach was employed, however, we did not place much reliance on it but used it as a test of reasonableness. Due to the limited number of combined hotel and marina properties which have traded in the marketplace, we utilized a combination of hotel (only) sales and hotels which included a marina. We have made adjustments to account for differences between the comparables and the subject property. The cost approach was not utilized as it is considered to have limited reliability due to the difficulty in estimating the significant depreciation and external obsolescence present at the subject Clarion Fourwinds Resort and Marina. The income capitalization approach was given primary emphasis as there was sufficient data for its application and it reflects the typical investor's behavior.

A.8  SPECIAL ASSUMPTIONS

The subject hotel and marina are encumbered by a ground lease between the Indiana Department of Natural Resources of the state of Indiana. This reflects a sublease of the land


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from the Department of the Army of the United States of America.
In addition, the following factors may have a direct impact on value of the subject. The subject has a management contract with Richfield Hotel Management Inc. which cannot be terminated upon sale. The franchise affiliation with Choice Hotels International also cannot be terminated upon sale.


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        B. ANALYSIS OF THE SUBJECT PROPERTY AND ITS MARKET


This section of the report presents a description and analysis of the subject property's location, improvements, physical condition, capital expenditure requirements, property taxes, and zoning. In addition, this section of the report presents a review of the subject's market area and an analysis of the property's highest and best use.


B.1  DESCRIPTION AND ANALYSIS OF THE PROPERTY

LOCATION

The subject of the appraisal is the leasehold estate of a 90.83-acres parcel of land that is improved by a 126-room hotel and an 880-slip, full-service marina. The marina was constructed in 1968 and the hotel was subsequently built in stages beginning in 1972. The subject, known as the Clarion Fourwinds Resort and Marina, is located on the east side of Fairfax Road on the shore of Lake Monroe in Bloomington, Indiana. The civic address of the property is 9301 South Fairfax Road in Bloomington.

LEGAL DESCRIPTION

A detailed legal description is provided in the addenda of this report.

LAND

Size and Configuration: The subject site is rectangular in shape and contains 3,956,678 square feet, or 90.83 acres.

Frontage and Accessibility: The subject has frontage on South Fairfax Road. The property is located approximately six miles from the Smithville Road/ Harrodsburg exit off Route 37. Route 37 is the main north-south highway in the area and provides access to downtown Bloomington.


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Topography: The topography of the subject site is flat near
Fairfax Road; however, it slopes steeply downward towards the marina and Lake Monroe directly behind the hotel.

Floodplain: The subject property lies within a 100-year floodplain. According to the zoning department of Monroe County, the subject lies within Zone A which is characterized by no base flood elevations determinable. A floodplain map and legend indicating the subject's floodplain status is included in the addenda of this report.

Utilities and Public Services: All utilities are available to the site including public gas, water, sewer, telephone, and electric.

Easements and Encroachments: Typical utility and access easements exist through the subject site. We are not aware of any easements which negatively impact the subject.

Development on Neighboring Sites: The subject hotel and marina is on leased land within a United States forest reservation. As a result, there is limited development in the nearby vicinity of the subject property. The Pointe Golf and Tennis Resort is located approximately one and one-half miles to the northwest of the subject. The Pointe Golf and Tennis Resort is a condominium complex, which includes a championship golf course, tennis, and other resort amenities.

PROPERTY IMPROVEMENTS

General

The subject is a resort complex including a 126-room hotel and an 880-slip, full-service marina. The hotel building is a three-story, low-rise structure which is divided into three sections. These sections were built in various stages. The original building, which includes Section A and B, were constructed in 1972. Section A includes the property's public space, a restaurant, a lounge, an indoor/ outdoor pool, a gift shop, and meeting space. Section B includes 76 guest rooms. Section C, which is the most recent addition to the building, was constructed in the 1980s and includes 50 guest rooms. In front of the hotel building is a surface parking lot with 221-marked parking spaces.

Clarion Fourwinds Resort and Marina                           Page 9
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The marina is located behind the hotel, or to the east, on Lake
Monroe. The marina operates seasonally from April 1 through October 31. The marina complex includes 880 slips and moorings situated on ten docks. These docks are titled A through J. Two additional docks accommodate the boat rental and a courtesy landing for transient slips. A waterfront grocery store is also located on Dock D.

Adjacent to the main hotel, there is a marina building which is partially leased to Boat Sales, Inc. Originally, the hotel operated a store which sold boats and accessories in addition to the servicing of boats. These operations were outsourced to Boat Sales, Inc. in April 1995. The marina building contains boat storage, repair facilities, and administrative office space.

The resort includes miniature golf, four tennis courts, a shuffleboard court, a children's playground, and a beach volleyball court. These amenities are clustered to the north of the hotel building near Fairfax Road.

Guest Rooms

The hotel contains 126 guest rooms, including two suites, of which 69 percent are rooms with two double beds. King-bedded units account for approximately 29 percent of the total inventory. The remaining rooms consist of parlors, which include a furniture grouping and pull-out queen sofa. There is no bed in parlor rooms. Each of the two suites are actually considered two units within room inventory, inclusive of a connecting king room to a parlor room. The guest corridors are double-loaded; thus, all rooms either face the lake or the parking lot. Room rate premiums are charged for rooms with lake views. The first floor rooms on the lakeside include sliding glass doors opening to the outside. A number of the lakeview rooms on the third floor include balconies.

---------------------------------------------------
 Current Rooms Configuration of the Subject Hotel
---------------------------------------------------

  Double-Double Rooms               87
  King Rooms                        36
  Parlors                            3

---------------------------------------------------
  Total Number of Rooms            126
---------------------------------------------------

Clarion Fourwinds Resort and Marina                          Page 10
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All guest rooms include a television, an armchair, a desk, and either an armoire or bureau. The color scheme and quality of the soft goods are dependent upon the guestroom location and the timing of its renovation. The most recent guestroom renovation occurred approximately two years ago and included a limited number of rooms. These rooms are located on the ground floor facing the lake and have newer soft goods characterized by a red color scheme. The remaining rooms have a neutral color scheme and appear dated in appearance.

Food and Beverage Outlets

There is a restaurant and a lounge at the subject hotel. The restaurant, which is called Tradewinds, is the all-day dining facility, with 104 seats. The lounge is adjacent to the restaurant and is named Windjammer. The lounge has 50 seats and six stools at the bar. In addition to wine, beer, and spirits, the lounge serves light snacks. Hours of operation at both facilities vary depending upon the season. In addition, on a seasonal basis, the Windjammer Lounge also houses the Galley Deli. This outlet serves light snacks and sandwiches.

Room service is also available at the property. Hours of operation for room service are from 7:00 a.m. through 10:00 p.m.
daily.

Meeting and Banquet Space

The property contains approximately 5,729 square feet of dedicated meeting space. In the summertime, there is additional space on the main and south patios of 2,773 and 443 square feet, respectively. There is also a private dining room adjacent to the Tradewinds Restaurant, which can seat up to 35 people. The following table details the meeting space available at the subject Clarion Fourwinds Resort and Marina:

---------------------------------------------------------
  Meeting Room or    Location/    Number of     Square
   Ballroom Name       Floor      Divisions      Feet
---------------------------------------------------------

  Admiral Room           Main           2        2,688
  Commodore              Main           3        1,894
  Wardroom               Main           1          406
  Windward               Main           1          294
  Leeward                Main           1          149
  Mariner                Main           1          149
   Outrigger             Main           1          149
---------------------------------------------------------
   Total Meeting Space                 10        5,729
---------------------------------------------------------


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Clarion Fourwinds Resort and Marina                          Page 11
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Recreational Facilities

Aside from the marina, there are a number of recreational options available at the Clarion Fourwinds Resort. Additional recreational amenities include an indoor/ outdoor pool, a sauna, and a hot tub within an enclosed pool area located in the main section of the hotel. Outside the hotel building, there are four tennis courts and other sporting areas. Games include croquet, volleyball, shuffleboard, horseshoes, basketball, and miniature golf. A fitness trail starting at the property has various physical challenge tests included within the course.

The Pointe Golf and Tennis Resort ("Pointe") is approximately 1.5 miles from the subject property. Although operated as a private facility, management at the property indicated that guests are permitted to use the golf course at the Pointe.

Marina Services

The largest attraction at the subject property is the marina which is also open to the public. The marina offers slip rental, boat servicing, repair, boat sales, fuel sales, grocery store sales, and rental of recreational water gear. The marina is open between April 1 and October 31 but stores boats all year round. This storage is either on dry ground, in the marina itself, or in enclosed storage. Between November and March, a bubbling system is used in order to ensure that the lake proximate to the marina does not freeze. During the season, the marina rents pontoon boats and fishing equipment to hotel customers and the general public. There is also a lake cruiser which may be chartered by groups.

The main revenue center at the marina is the rental of slips.
Slips are available for seasonal and full-year rental. There are a limited number of buoys, which offer temporary storage for boats during the season. These buoys are the least costly options for boat storage. Management indicated that the marina is currently near 100 percent capacity, with several hundred individuals on the waiting list for available space. Slip rentals have a number of options which provide for varying boat sizes, electricity, and a covered dock. Approximately 50 percent of the slips include electricity hookup. Boats may remain in the marina during full-year slip rentals. However, the property also offers dry dock storage.

The marina has a number of additional services and facilities which are available to hotel guests and the public. On the marina, there is a fuel dock which provides petroleum for motor boats.

Clarion Fourwinds Resort and Marina                          Page 12
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Fuel is stored in a 10,000 gallon storage tank located underneath the fuel dock. There is also a floating grocery store, which is open throughout the marina season. Membership is available in the Harbour Club, which provides privileges including reduced boat storage rates and repair and maintenance of boats. Previously, this operation was managed by the subject; however, since April 1995, these operations were leased to Boat Sales, Inc., a third party operator. The current lease between the hotel and Boat
Sales, Inc. is for a three-year term. Boat Sales, Inc. operates the store located on the property, which includes repair and maintenance services and sales of boats and boat-related accessories.

A summary of the number of slips by dock location is included in the following table.

------------------------------------------
         Summary of Slips by Dock
------------------------------------------

  Number of Docks available
  for Slip Rental                       10
 Total Number of Docks                  12

 Dock Location                        Slips
 -------------                        -----

 A - Dock                               88
 B - Dock                              114
 C - Dock                               94
 D- Dock *                              28
 E - Dock                               86
 F - Dock                               80
 G - Dock                               74
 H - Dock                               34
 I - Dock                               62
 J - Dock                              110
 Boat Rental Dock                       20
                                     -----
 Total Number of Slips                 790
 Additional Slips and Moorings (1)      90
                                     -----
 Total Slips and Moorings              880
------------------------------------------
 *  Location of gas dock, grocery store,
    and bath club.
(1) Additional slip count is based upon
    transient, seasonal, and buoy field.
Source:  Property management.

A diagram of the marina facilities is included on the following page.

                      insert marina diagram

Clarion Fourwinds Resort and Marina                          Page 14
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The following information pertains to the hotel and marina
buildings.

Structural Systems (Hotel):

  Floor-Area Ratio:        0.01:1

  Floors:                  3

  Foundation:              Poured concrete


  Building Frame Hotel:    Reinforced concrete


  Roofing System:  The roof is a combination of two surfaces.  Over Section
                   A, which contains the public space, the roof is a rubber membrane over foam surface. The main roof is flat, however, this building also includes angled false front roof that is covered with asphalt shingles, which gives the building a lodge-like appearance. The remainder of the building (Sections B & C) is built-up tar with stone-ballast.

   Exterior Walls: At the hotel entrance, the
                   exterior walls are constructed of wood
                   with a stone-trim facade. On the guest
                   room sections of the hotel, the exterior walls are constructed of a wood base, foam mid-layer, and stucco facade.



Structural Systems (Marina Building):

   Floor-Area Ratio:        0.01:1

   Foundation:              Poured concrete


   Building Frame Marina:   Steal frame


   Roofing System:          Metal

   Exterior Walls:          Aluminum sidings

Clarion Fourwinds Resort and Marina                          Page 15
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Structural Systems (Docks):

There are twelve docks in the marina, which have a varying number of slips.

   Construction:    Docks are floating structures supported by steel braces.
                    These braces house concrete panels which rest upon floatation devices constructed of foam encased in rubber. These devices are underneath the steel braces and sit on top of the water.


   Supporting
   Structure:       Underwater flotation devices are reinforced by cables
                    and trusses.


   Decking Surface: Exterior surface consists of pre-cast concrete or brock-
                    decking panels. Brock decking is a new, man-made, hard-plastic material.



Mechanical Systems (Hotel):

   HVAC System: The hotel building has two systems including heat pumps and forced air systems. The main building (section A) is heated and cooled via heat pump. Within the rooms, heating and cooling is achieved by a forced air system of both heat pumps and electrical units. All rooms contain individual through-the-wall units. These units are identified by two different brands, Zone Aire (electrical) and Carrier units (heat pump).

   Boilers:

      --  Property:      Six 480-volt, 118-gallon Lochinvar boilers.


   Chillers:

      --  Property:      Four Carrier chillers located on roof.




   Fire Protection System: Heat and smoke detectors are submitted to a hard-wired annunciator panel at the front desk.
   Guest rooms are equipped with battery-powered smoke detectors.
   The hotel is not sprinklered.

Clarion Fourwinds Resort and Marina                          Page 16
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   Stairwells:  There are four stairwells located throughout the property.  There are no elevators.


   Plumbing:   Domestic water is provided by the Department of
   Natural Resources

   Electrical System:   Service is provided by Public Services
   Inc. (PSI).

Mechanical Systems (Marina Building):

   HVAC System: The marina building has a central heating and cooling system.

   Fire Protection System:  This building structure is fully-sprinklered.

   Plumbing:   Domestic water is provided by the Department of
   Natural Resources.

   Electrical System:   Service is provided by Public Services
   Inc. (PSI).


Interior Finishes (Hotel):

   Floor Coverings:

     Lobby:                      Tile, except area rug in seating
                                 arrangement.

     Meeting Rooms:              Carpet

     Corridors:                  Carpet



   Walls and Partitions:

     Lobby:                      Sheet rock against reinforced concrete.

     Meeting Space:              Sheet rock against reinforced concrete.

     Guest Rooms:                Sheet rock against reinforced concrete.  A
                                 number of rooms at expansion joints have stone facade walls.

     Corridors:                  Sheet rock against reinforced concrete.

Clarion Fourwinds Resort and Marina                          Page 17
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PROPERTY INSPECTION


We completed an in-depth tour of the property's physical plant including 1) the property exterior and parking; 2) nine guest rooms including king-bedded rooms, double/ double-bedded rooms, and a suite; 3) the public space, lobby, meeting space, and food and beverage facilities; 4) the back-of-the-house space including kitchens, storage rooms, housekeeping, laundry, administrative offices, and mechanical and electrical equipment; and 5) the marina including the grocery store, the docks, and the building leased to Boat Sales, Inc.

Inspection of the subject property on November 13,1996 revealed that deferred maintenance is present at the property. Management indicated that two main areas of the property, which include the exterior walls of the front of the hotel building and the docks in the marina, will be actively addressed in the capital improvement plan for 1997. These areas have experienced weather-related damage over the past year and a half. As described earlier, the exterior walls of the hotel building are constructed of a stucco exterior over a layer of foam and a wood base. According to property management, the walls were never sealed properly which has resulted in water damage to a number of guest rooms which face the parking lot.

The parking lot, which includes 221 spaces, appeared to be in fair condition. Our inspection revealed cracks in the pavement and parking spaces which were not clearly painted/ marked. According to the property engineer, the parking lot is scheduled to have the lines repainted in the summer of 1997. Based upon our inspection of the parking lot, we estimate that the lot does not warrant immediate attention; however, the surface will need to be repaved in the next several years.

Guest rooms at the property had varying levels of quality. The rooms on the first floor with lake views (approximately 20 percent of room inventory) underwent a soft goods upgrade two years ago and appear to be in good condition. The remaining guest rooms at the property appeared to be in need of a soft goods upgrade. Through our tour of guest rooms, bedspreads and mattresses appeared worn and in need of replacement. We noticed stains on carpeting and water damage to carpets and walls in a number of guest rooms facing the front of the building.

Clarion Fourwinds Resort and Marina                          Page 18
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This water damage was the result of seepage through improperly sealed exterior walls. Casegoods throughout all rooms were a blond oak veneer and appeared to be in good condition.

Within the public space, the lobby appeared to be in good condition. Our tour of the restaurant indicated the need for a soft goods upgrade and replacement of carpeting. We noticed tears and stains in the carpet of the Tradewinds Restaurant. Casegoods appeared to be in good condition throughout the public areas including meeting space, the restaurant, the lounge, and the lobby.

Back-of-house areas inspected included the kitchen, the laundry room, and engineering areas. These areas appeared to be clean, well-maintained, and in good condition. In addition, the roof area appeared clean and in good condition.

Management indicated that the age and deterioration of the marina warrants renovation in order for the facilities to remain competitive with other regional marinas. Our inspection of the dock area revealed cracked cement surfaces and overall deterioration attributed to age of the docks. Management is actively addressing these areas by allocating a significant portion of the 1997 capital budget towards upgrading the docks.

According to management, a storm in July 1995 caused substantial damage to the docks estimated at $742,000, of which approximately $600,000 has been reimbursed by insurance. This damage is expected to be repaired between the end of 1996 and 1997, when the majority of capital funds will be spent. Our inspection of the grocery store and the building leased to Boat Sales, Inc. indicated that these areas have also been well-maintained. The Boat Sales, Inc. building is less than ten years old. The original building was burnt down in a fire in 1987 and was subsequently reconstructed.

PAST RENOVATION AND CAPITAL REQUIREMENTS

Over the past several years, the majority of capital expenditures have been on an "as-needed" basis. Property management indicated that there has not been a planned maintenance schedule

Clarion Fourwinds Resort and Marina                          Page 19
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for upgrading guest rooms and public areas. Historical capital expenditures totaled approximately $244,700 and $256,000 in 1994 and 1995, respectively. In 1994, major capital items concerned repairs and replacement of the marina, specifically the dock areas. In 1995, major capital items included replacement of the roof, landscaping, 70 new televisions, fire hydrants, banquet chairs, and equipment. Management indicated that at the time of our inspection, a minimal amount of the capital budget had been used for the 1996 calendar year. Year-to-date September expenditures have totaled approximately $50,000, with an additional $500,000 budgeted for the year. The remainder of the funds budgeted are to be allocated towards dock repairs.

Management indicated that the 1997 capital expenditure budget has yet to be approved by the owners, AIRCOA Hotel Partners, L.P. However, a preliminary budget indicated that approximately $1,650,000 is needed to renovate the property. Of these funds, approximately 50 percent would be allocated towards repairs of the docks in the marina and the balance would be expended on renovating the hotel.

Within the hotel approximately $200,000 to $225,000 of capital funds would be allocated towards repairing the front of the hotel building exterior and a portion of guestrooms which have suffered water damage. The remainder of hotel renovations would include upgrading the guestroom corridors and completing a softgoods upgrade of the restaurant. Management indicated that 1997 capital expenditures within the hotel is likely to include minimal guestroom renovations due to the focus on marina repairs and guestroom corridor upgrades. We have added this estimate of $1,650,000 to the statement of income and expenses and reflected these capital expenditures in our projections of the property's potential operating performance.

According to management, planned renovations in 1997 are not likely to include all guest rooms and public space areas. We have included an estimate of $4,000 per available room, or $504,000, at the property in 1998 in order to provide for a softgoods renovation to the hotel property. On the basis of our physical inspection of the lodging facilities, these additional capital investments are necessary, and we have incorporated these assumptions into our estimates of future operating performance.

Clarion Fourwinds Resort and Marina                          Page 20
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PROPERTY TAXES

The subject property is under the taxing jurisdiction of Clear Creek in Monroe County. Real estate taxes are assessed on a calendar year basis and are payable bi-annually. Personal property taxes (furniture, fixtures, and equipment) are assessed on the same schedule as real estate taxes but are separately billed to the hotel.

Real Estate Taxes

   Taxing
   Jurisdiction:       Clear Creek

   Tax Account Number: 004-09450-00 (hotel)
                       004-06840-00 (marina)


   Replacement Credit: A replacement credit is established simultaneously with the tax rate. This is reflective of a rebate off real estate taxes. Thus payable taxes are calculated by the gross tax
                       (assessed value times the tax rate) less replacement credit (replacement credit times the gross tax).

   Current Tax Year:   January 1 through December 31, 1996, payable
                       in 1997


   Tax Rates
   Established:        Tax rates are established annually.  Real estate
                       taxes are billed in April for the previous year and are due on May 10 and November 10 of the following year.

   Current Tax Rate:   $7.3744 per $100 of assessed value.


   Assessments
   Established:        The assessed value of the hotel for tax purposes
                       is assumed to be 33 percent of the value derived from the cost approach.


    Reevaluations:     The value derived from the cost approach is
                       reassessed every four years. The most recent assessment of the property occurred in 1995.

Clarion Fourwinds Resort and Marina                          Page 21
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Personal Property Taxes

    Taxing
    Jurisdiction:      Clear Creek

    Tax Account
    Number:            204-08650-00

    Current Tax Year:  January 1 through December 31, 1996,
                       payable in 1997

    Tax Rates
    Established:       Tax rates are established annually.  Real
                       estate taxes are billed in April for the previous year and are due on May 10 and November 10 of the following year.

    Current Tax Rate:  $7.3744 per $100 of assessed value.

    Replacement        A replacement credit is established simultaneously
    Credit:            with the tax rate. This is reflective of a credit to
                       personal property taxes. Thus payable
                       taxes are calculated by the gross tax
                       (assessed value times the tax rate) less replacement credit (replacement credit times the gross tax).

    Assessments
    Established:       The assessed value of the
                       personal property for tax purposes is
                       assumed to be 33 percent of the value
                       derived from the cost approach. This
                       calculation is made by the hotel
                       property's annual submission of a
                       personal property list to the assessor's office.


     Reevaluations:    The true tax value of personal property is
                       reassessed on an annual basis. Personal property is recalculated on the basis of a form filed with the Monroe County assessor's office.

Clarion Fourwinds Resort and Marina                          Page 22
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The following table illustrates the computation of the real estate taxes and personal property for the last three years for the hotel (parcel #004-09450-00) and marina (parcel
#004-06840-00):

----------------------------------------------------------------------
                       Taxes Payable   Taxes Payable   Taxes Payable
Year                      in 1994         in 1995         in 1996
----------------------------------------------------------------------

True Tax Value*:
Parcel #004-09450-00    $1,744,000      $1,744,000       $1,078,900
Parcel #004-06840-00     1,504,200       1,543,900        1,187,800
Personal Property          421,736         435,030          494,130
                        ----------------------------------------------
Total True Tax Value*   $3,669,936      $3,722,930       $2,760,830

Assessed Value (1)      $1,223,312      $1,240,977         $920,277
Total Tax Rate           0.0788851        0.077664         0.073744
                        ----------------------------------------------
Gross Tax                  $96,501         $96,377          $67,858

Replacement Credit
 Factor                  0.0132047       0.0137711          0.0132391
Replacement Credit         $12,740         $13,272             $8,984

Gross Tax                  $96,501         $96,377            $67,858
Less: Replacement Credit   $12,740         $13,272             $8,984
                        ----------------------------------------------
Adjusted Tax Total       $83,762           $83,105            $58,874
----------------------------------------------------------------------
Source:  Monroe County Assessors Office
*   True tax value reflects the value derived by the cost approach.
(1) Computation includes both parcels and personal property cost approach values times 33%.


In our analysis, we have assumed that property taxes will be inflated by 3.5 percent per year from a base year in 1996 dollars. According to discussions with the county assessor, cost approach values for real estate do not change in between assessments unless major capital improvements are completed at the property. Instead, annual changes in property taxes are reflected in modifications to the tax rate and replacement credit factor. The property cost value was reassessed in 1995 and will not be reassessed until 1999. As a result, the cost approach value of the property is not expected to change until the next reassessment.


ZONING

The subject's zoning district is described as R1, which is intended for residential use with a sewage system. According to zoning laws, a hotel and marina are not permitted in the R1 district. Discussions with representatives of the Planning and Zoning department of Monroe

Clarion Fourwinds Resort and Marina                          Page 23
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County indicated that the subject property was constructed prior to the development of zoning laws in the area, and as a result, the hotel and marina are permitted under pre-existing nonconforming uses. The restrictions for pre-existing nonconforming use are stated in Chapter 803 of the Zoning
Ordinance book of Monroe Country. Under these restrictions, the subject property is permitted to continue with use and maintenance of the facilities. Any additions or changes to the property will require review by the planning and zoning board of the county.

Restrictions and Requirements

Overall, the subject property does not conform to current zoning ordinances. However, on the basis of pre-existing non-conforming use law, the property appears to be in conformance with all general and specific zoning requirements.

Clarion Fourwinds Resort and Marina                          Page 24
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B.2  AREA ANALYSIS

The Area Analysis provides information on market conditions as they currently exist in the Bloomington area. Economic and sociological trends provide insights relating to the strength of the local market area; a review of such trends has been completed to direct and support our estimates of future market growth in the lodging industry.

The following section of the report outlines general trends in the market. We consulted with the Chamber of Commerce, Convention and Visitors Bureau, Economic Development for Bloomington and other local sources for much of the following information. When possible, information was verified directly from the primary sources.

The subject property is located in Monroe County and is considered in the city of Bloomington. Bloomington is approximately 50 miles south of Indianapolis, the largest city in Indiana. The Bloomington (MSA) comprises Monroe County and the city of Bloomington.

Clarion Fourwinds Resort and Marina                          Page 25
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ECONOMIC AND DEMOGRAPHIC INDICATORS

This section summarizes historical trends in several key economic and demographic indicators in the Bloomington market area. The following table presents historical trends in Population, Retail Sales, Eating and Drinking Sales, and Median Household Effective Buying Power.

--------------------------------------------------------------------
          Summary of Economic and Demographic Statistics
                         Bloomington Area
--------------------------------------------------------------------
                                                          CAG(1)
                                  1990           1995     1990-1995
                                  ----           ----     ---------
Population (000's)

       City of Bloomington        61.0           64.6       1.2%
       Bloomington MSA           109.6          115.4       1.0%
       Indiana                 5,556.7        5,828.1       1.0%
       United States         250,812.0      264,900.9       1.1%


Retail Sales ($000's)

       City of Bloomington    $638,223     $1,008,066       9.6%
       Bloomington MSA         697,335      1,064,311       8.8%
       Indiana              37,574,006     53,056,002       7.1%
       United States     1,807,182,519  2,355,241,609       5.4%


Eating & Drinking Sales ($000's)

       City of Bloomington     $76,462       $138,465      12.6%
       Bloomington MSA          81,764        145,237      12.2%
       Indiana               2,702,501      5,706,341      16.1%
       United States       182,107,195    241,780,257       5.8%


Median Household Effective
Buying Income (EBI)

       City of Bloomington     $17,668        $22,200       4.7%
       Bloomington MSA          22,458         29,075       5.3%
       Indiana                  25,982         32,662       4.7%
       United States            27,912         32,238       2.9%


--------------------------------------------------------------------
Source:   Sales and Marketing Management, Survey of Buying Power,
          1991 and 1996.
Note:     (1)  Compound Annual Growth
--------------------------------------------------------------------


Population

Between 1990 and 1995, population for both the city of Bloomington and the Bloomington MSA increased at a comparable rate to the national average. This level of growth has been steady on account of the influence of Indiana University and its steady growth patterns.

Clarion Fourwinds Resort and Marina                          Page 26
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Retail Sales

Retail sales have exhibited strong increases in the city of Bloomington and the entire state. Between 1990 and 1995, retail sales increased at a compound annual rate of 9.6 and 8.8 percent for the city of Bloomington and the Bloomington MSA, respectively. These strong increases, in conjunction with a stable growth rate in population, are indicative of the increasing amount of disposable income in the market area. Although the city of Bloomington represents approximately 56 percent of the metropolitan area's population, it commands the majority of the metropolitan area's retail sales.

Eating and Drinking Sales

Eating and drinking sales also increased at a strong average annual rate in the city of Bloomington and the metropolitan statistical area. Between 1990 and 1995, eating and drinking sales increased at annual average rate of 12.6 percent in the city of Bloomington. This strong increase is similar to the strong pattern of retail sales increase in the region.

Median Household Effective Buying Income (EBI)

Median household effective buying income in the subject market has historically lagged behind the median EBI of the nation. The city of Bloomington is characterized by a young population. As a result, these individuals usually have low incomes contributing to the low median EBI of the area. While median EBI for the city of Bloomington and the MSA is lower than that of the United States, the area has experienced increases in excess of the national average. This is a positive indicator of the greater disposable income of the local population.


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EMPLOYMENT

Employment and Unemployment

The trend in local area employment is an excellent indicator of the overall health of the market area's local economy. The following table presents a summary of the trends in employment and unemployment in the local market area for the last several years.

-------------------------------------------------------------------------
              Growth in Employment and Unemployment
-------------------------------------------------------------------------
                 Bloomington MSA                 State of Indiana
          ------------------------------  -------------------------------
              Labor      Total    %        Labor      Total       %
              Force      Empl.    Unempl.  Force      Empl.       Unempl.
          ---------------------------------------------------------------
 1990         54,772     52,850     3.5%   2,799,000  2,651,000    5.3%
 1991         54,251     52,153     3.9%   2,784,000  2,619,000    5.9%
 1992         55,417     52,696     4.9%   2,844,000  2,658,000    6.5%
 1993         57,698     55,408     4.0%   2,944,018  2,785,578    5.4%
 1994         60,560     58,192     3.9%   3,048,234  2,897,731    4.9%
 1995         61,375     59,295     3.4%   3,311,816  2,987,962    9.8%

 CAG*           2.3%       2.3%                 3.4%       2.4%

-------------------------------------------------------------------------
Source:    Department of Labor and United States Bureau of Labor
           Statistics
Note:      CAG - Compound Annual Growth
-------------------------------------------------------------------------

The Bloomington MSA labor force has exhibited strong positive growth over the last five years. Officials from the Bloomington Economic Development Corporation indicated that Monroe County, which is synonymous with the Bloomington MSA, is the second fastest growing county in the state in terms of employment and is the second largest employer in the state. Since 1990, both the total labor force and total number of individuals employed increased at an average compound annual rate of 2.3 percent per year. As a result, the unemployment rate has remained below four percent in almost every year. The stability of the area's labor force is positively reinforced by the significantly lower rate of unemployed individuals in comparison to the state.

Employment by Industry Sector

Employment by industry sector reflects trends in employment by each major industry sector. Between 1990 and 1995, four sectors achieved average annual growth rates in excess of three percent. As the following table indicates, the government sector of employment dominates the


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area accounting for nearly one-third of all individuals employed.
This strong government presence is related to the area's large representation from Indiana University.

-------------------------------------------------------------------
            Employment by Industry Sector (1990-1995)
                         Bloomington MSA
-------------------------------------------------------------------

                                    1990         1995       CAG (1)
                           ----------------------------------------
Manufacturing                      9,500        9,900         0.8%
Construction & Mining              2,400        2,800         3.1%
Transportation, Communication
 & Uti1                            1,800        1,800           --
Finance, Insurance & Real Estate   2,000        2,400         3.7%
Wholesale Trade                    1,500        1,500           --
Retail Trade                      11,000       13,100         3.6%
Services                           9,900       11,600         3.2%
Government                        17,800       18,600         0.9%
                                  ------       ------         ---
Total Employment                  55,900       61,700         2.0%

-------------------------------------------------------------------
Source:   Bureau of Labor Statistics
(1) CAG - Compound Annual Growth
-------------------------------------------------------------------



The strongest sectors of growth in employment included Finance, Insurance, and Real Estate; Construction and Mining; Retail Trade; and Services. These sectors have exhibited positive growth as more industries have relocated to the Bloomington area. The retail trade and services sectors are often considered support to the local population. With positive trends in area disposable income and increased commerce in the area, these industries have increased their employment base. The services sector, which includes the lodging industry, has also experienced increases in employment. This may have been partially attributed to the opening of a number of new hotels and restaurants in the Bloomington market over the past several years.

Major Employers

The following table summarizes the largest employers in the Bloomington MSA that generate demand for lodging accommodations.


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------------------------------------------------------------------
        Company Name                Industry        No. Employed
------------------------------------------------------------------

  Indiana University            Education                 6,361
  General Electric              Manufacturing             2,700
  Bloomington Hospital          Health Care               2,000
  Thomson (RCA)                 Consumer Electronics      1,700
  Otis Elevators                Manufacturing               976
  Cook Inc.                     Medical Instruments         913


------------------------------------------------------------------
 Source:  Bloomington Economic Development Corporation
------------------------------------------------------------------



As the preceding table indicates, the largest employer in the Bloomington MSA is Indiana University, which employs over 6,300 individuals. Area hotel operators and officials indicated that the university is the largest demand generator for overnight room accommodations as a result of the numerous activities, meetings, and special events sponsored on campus. Aside from the university, several corporations in the area are also important sources of employment. Area officials indicated that the employment base has been steady over the past several years and that several companies are seeking to expand over the next year. The most important corporate expansion is expected from General Electric, which reportedly is increasing its current employment of 2,700 to over 3,000 people by the first quarter 1997.

OFFICE AND INDUSTRIAL MARKET OVERVIEW


An important indicator of the strength of the Bloomington area lodging environment is the strength of the market for office and industrial space. The demand for office space has not been historically strong and the amount of total office space in the area has been limited. As a result, statistics on vacancy rates and total available space have not been tracked throughout the marketplace. Discussions with the economic development corporation indicated that the Bloomington office market is experiencing vacancy rates of approximately 20 percent. The high vacancy rates are the result of new office space supply in the area and the lack of strong corporate demand for office space in the area. New supply to enter the market has been The Showers Complex in 1995, which comprises approximately 47,000 square feet of office space. As a result, office vacancy rates, which were below ten percent in 1994, nearly doubled in 1995.


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Area officials indicated that this excess office space is not expected to be absorbed into the marketplace for another 12 to 18 months.

While the demand for office space has not been a positive indicator of the local economy, the industrial market has been strong. The strong manufacturing base has contributed to the demand for industrial space. Current estimates of vacancy for industrial space are approximately five percent. There has also been significant interest in the development of additional industrial facilities, including the recent development of the 200-acres Northwest Industrial Park near the Monroe County Regional Airport. This park, which opened in 1996, is the result of a public and private partnership. The park has already sold one third of its available lots to corporations seeking to expand and new companies planning to relocate to the area. Growth in construction and absorption of new office and industrial space in the subject market area is a positive indicator for the local lodging industry.


TRANSPORTATION

Roadway System

Major roadways to the Bloomington area include State Road 37 and State Road 46. State Road 37 is the major four-lane, north-south roadway that provides access for the subject hotel to downtown Bloomington. This roadway is also the main route connecting Bloomington to Indianapolis, the state capital. State Road 46 is a two-lane highway which connects to Brown County to the east. This roadway is the main route for travelers traversing to the east and west in south central Indiana.

Airport

The Bloomington area is serviced by both the Indianapolis International Airport and the Monroe County Regional Airport. The Monroe County Regional Airport is the closest airport to the subject property but has quite limited service. This airport has direct flights via United Express to and from Chicago's Midway Airport. There are four flights which depart daily during the week and two daily flights which depart on the weekends. Discussions with airport officials at the Monroe County Regional Airport indicated that there are a number of charter


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planes which also use this airport. Due to the lack of demand to fly in and out of this airport, the number of enplanements at the airport is approximately 2,000 per year.

Due to the small capacity of the Monroe County Regional Airport, virtually all travelers fly directly to the Indianapolis International Airport, which is a 45-minute drive from Bloomington. This airport is significantly larger than the Monroe County Regional Airport and has a greater number of daily flights. The following tables highlight air passenger activity at the Indianapolis International Airport between 1985 and 1995.

--------------------------------------------------------------------
                 Trends in Air Passenger Activity
              at Indianapolis International Airport
--------------------------------------------------------------------

       Year                  Enplanements  Deplanements   Total

       1985                  1,895,359     1,850,213      3,745,572
       1990                  2,851,815     2,858,310      5,710,125
       1995                  3,361,943     3,353,420      6,715,363

Compound Annual Growth
   1985 - 1995                 5.9%          6.1%           6.0%
   1990 - 1995                 3.3%          3.2%           3.3%
--------------------------------------------------------------------
   Source:     Indianapolis International Airport
--------------------------------------------------------------------


As indicated in the preceding table, the passenger traffic at the Indianapolis International Airport has increased significantly over the past ten years. During the period between 1985 and 1995, total passenger counts increased at a compound annual rate of six percent. This strong increase in passenger traffic is indicative of the increasing prominence of Indianapolis as a destination city. While many visitors flying into Indianapolis may not necessarily visit Bloomington, the increase in passenger traffic is a positive indicator of economic growth in the region. According to interviews with hotel area managers, many travelers with business in Indianapolis also have business in the Bloomington area. As a result, these travelers may fly into the airport in Indianapolis and visit the Bloomington area for a portion of their trip.


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INDIANA UNIVERSITY

Indiana University is largest influence on the overall economy of the Bloomington MSA. The Bloomington campus is considered the main branch of Indiana University. The university is the largest state educational institution and is the tenth largest university in the nation. Founded in 1820, it is the oldest state university west of the Allegheny Mountains. The Bloomington campus has an enrollment of approximately 35,000 students and offers 320 degree programs.

As mentioned earlier, Indiana University is the largest employer in Monroe County. The university is also the largest sponsor of events throughout the county. These events include Graduation, Parent's Weekend, Alumni Weekend, five home football games, Indiana University Sing, Little 500, and a variety of other leisure-related events throughout the year. The university is considered one of the Big Ten schools, which are characterized by strong athletic programs. The football stadium seats over 50,000 people and sells out during the high profile football matches throughout the season. These matches include games against nationally-ranked football teams and other Big Ten university teams. In addition, the university is a well-respected educational institution and hosts a number of conferences, lectures, and guest speakers throughout the academic year.

TOURISM AND RECREATION

Aside from university-sponsored events, there are a number of recreational attractions which draw individuals to the Bloomington area. There are a variety of outdoor activities that have been extremely popular with residents and non-residents. In the summer months, Lake Monroe is popular for boating and other water sports. Lake Monroe is the largest in-land lake in the state of Indiana and is adjacent to the subject property. Hoosier National Forest is another destination for campers and hikers. This 78,000-acre forest is the only federally protected wilderness reserve in the state and has miles of trails which traverse through wooded areas. Other nearby attractions include Brown County and its vintage shops, McCormick's Creek, and Spring Mill state parks.


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The influence of Indiana University and other local attractions has enabled the Bloomington area to develop a broad base of tourism activities. These activities and businesses resulted in over 600,000 individuals visiting the area in 1993. According to a study commissioned by the Bloomington Convention and Visitor's Bureau, approximately 53 percent of these visitors were leisure travelers. While leisure travelers comprise a large percentage of many of the visitors to the area, this type of travel is subject to seasonality, with the highest concentration of leisure travel occurring between May and August.

Attractions

The university is also responsible for the development of a prolific art and cultural community in the Bloomington area. Indiana University has one of the premier music programs in the country and is renowned for its opera program. Each year the School of Music at Indiana University holds over one thousand orchestra and jazz ensemble performances which are open to the public. In addition, there are a number of popular musicians who periodically perform in the area. The Indiana University Art Museum is considered one of the premier university art museums in the world. The museum, which was designed by I.M. Pei, includes over 25,000 works of art in three permanent galleries. Other museums in the area include the Glenn Black Laboratory of Archeology and the Monroe County Historical Society Museum.

Spectator Sports

The variety of spectator sports in the Bloomington area is primarily attributed to Indiana University. Both the football team and basketball teams have been nationally ranked. The basketball team has won three NCAA titles and has appeared in the Final Four on nine previous occasions. The football stadium has over 50,000 seats and frequently sells out for those games with other nationally ranked teams. The area hosts the annual Little 500 which draws bicycle enthusiasts to watch the student bicycling event.

Major events in Indianapolis have also frequently drawn visitors to the Bloomington area. In 1997, Indianapolis will host the NCAA
Final Four, which is expected to draw individuals seeking overnight accommodations to Bloomington. In addition, the annual
Indianapolis 500 is


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also a popular event that consistently results in overflow
lodging demand and visitors to the Bloomington area. During this event, the Bloomington lodging market typically sells out.

CONVENTION AND TRADE SHOW MARKET

The Monroe County Convention Center was completed in the fall of 1991. This center is located in downtown Bloomington and is adjacent to the Courtyard by Marriott. This facility includes approximately 20,000 square feet of meeting space and can accommodate meetings of up to 1,000 people. Area hotel operators indicated that the convention center previously catered to local meetings only because the market area lacked sufficient nearby lodging facilities to accommodate out-of-town groups. With the opening the Courtyard by Marriott in September 1996, the convention center should be able to attract larger, regional groups and events to the market area.

CONCLUSION

Overall, the Bloomington area has experienced positive growth over the past five years. Demographic statistics and employment statistics have reflected favorably upon the overall stability of the economy. The area is largely influenced by the activities connected with Indiana University. The university is the largest higher educational institution in the state and is also the largest local employer. Other major employers include manufacturing facilities located throughout the county. In addition to university-related activities, the lakes and parks in the Bloomington area have contributed to a strong leisure base of activities in the vicinity. These events are largely seasonal and occur primarily between May and August. The continued favorable outlook for the Bloomington economy is positive for the lodging industry.


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B.3  HIGHEST AND BEST USE ANALYSIS

The validity of an appraisal is dependent upon the consideration and conclusion of highest and best use.2 Often expressed as "the most profitable legal use," the concept requires a thoughtful analysis of many factors. Vacant land value is directly related to its highest and best use. On the other hand, an improved property may have the same or a different highest and best use than the land supporting the improvements when considered as vacant land. Therefore, for improved properties, both highest and best use decisions must be separately considered, both as vacant land and as improved property. In addition to a conclusion for both the vacant land and improved property, sale and lease comparisons are usually made with properties having similar highest and best uses as the subject.

The parameters for consideration relate to legality of use, physical possibilities, financial feasibility, and maximum economic production. Single uses, interim uses, legal non-conforming uses, speculative uses or excess land determinations require further analysis.

HIGHEST AND BEST USE OF THE LAND AS IF VACANT

Legally permissible uses are those limited by zoning, easements and rights-of-way, deed restrictions, building codes, and environmental controls. These restrictions have been discussed in Section B.1 (Description and Analysis of the Property). As mentioned earlier in the zoning section of this report, the subject site is in the R1 district.

Physically possible uses are limited by size, design, topography, flood possibilities and physical capacities. The subject site is approximately 3,956,678 square feet, or 90.8325 acres. It is regular in shape, but slopes steeply downward towards Lake
Monroe.


-----------------

2 Highest and Best Use: "The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. (American Institute of Real Estate Appraisers, The Dictionary of Real Estate Appraisal, Second Edition, Copyright 1993, Page 171.


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Drainage and topography are acceptable for a variety of uses as are the shape and frontage of the site. Although we are unqualified to render an opinion of the physical load-bearing capacity of the land or its freedom from hazardous materials, no nuisances were obvious at the time of inspection.

Financially feasible uses must be supported by sufficient demand in the neighborhood to create a sufficient return to invest over the long term. In analyzing each highest and best use alternative, the income potential from those legally permissible and physically possible uses were considered. The income from the highest and best use should be sufficient to satisfy investor requirements and operating expenses, thereby providing a return on the land.

Predominant land uses in the neighborhood provide indications of profitable land uses for the location of the subject property. The subject property is located in a residential zoning district. The property is located in the Hoosier National Forest, which is federally-protected land. As a result, there are a number of restrictions including the Clean Water Act, which permitted land uses must adhere to. The subject was constructed prior to the development of the R1 zoning district and is considered a pre-existing non-conforming land use. If the subject property were demolished, permitted land uses would be restricted to residential single family and multi-family uses. Several other uses including outdoor theaters, parking lots, and religious facilities would be permitted only with a special exception or conditional permit. In researching the highest returns for developing the subject land parcels, we conclude that the highest and best use of the land as if vacant would be residential use.

HIGHEST AND BEST USE OF THE PROPERTY AS CURRENTLY IMPROVED

The subject property is currently improved with a hotel containing 126 rooms. In light of the existing improvements, a contrast with other uses is made for the optimal use which is also physically suitable for the site, legally permissible, economically feasible and the most profitable usage of the site.

As earlier indicated, the highest and best use of a property as improved may differ from the highest and best use of the land as if vacant. The "as improved" analysis assists in the


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identification of the use that is projected to provide the
greatest overall property return on invested capital, as well as in the identification of comparable properties. Typical choices for improved property include the following usage alternatives:

              1. Demolition of the improvements
              2. Remodeling or renovation
              3. Continued usage, as is

The four tests of highest and best use are applied to each of the above alternatives. All three options are legally permissible and physically possible. The test of financial feasibility is that the use must provide a return equal to or greater than the amount needed to meet all operating expenses, financial obligations, and capital expenditures. In addition, the use must be maximally productive, or that use which produces the highest value, consistent with the rate of return warranted by the market for that use. Using current investor expectations, consideration of all three scenarios was made.

Demolition of the Improvements

The implication in a highest and best use analysis is that the existing improvements should be retained and/or renovated as long as those improvements continue to contribute to the total value of the property; or until the return from a new improvement would more than offset the cost of demolishing the existing improvements and constructing alternative facilities. An analysis of the subject property reveals that the existing improvements do continue to contribute to the overall value of the subject, with no alternative use available to the site which would provide a return greater than the return on current improvements after consideration of the cost to raze the current improvements and build an alternate use. Given the property's zoning as a pre-existing non-conforming use, the subject property could not be converted to an alternative use other than the permitted residential uses stated in the existing zoning ordinances. Therefore, demolition of the improvements is not considered warranted, nor optimal from a highest and best use standpoint.


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Remodeling or Renovation

Over the past two years, a minimum amount of capital expenditures have been invested in the subject property. As a result, management cited that the property has experienced some erosion of marketshare. In addition, there was a storm in 1995 which caused significant damage to the docks at the marina. According to management, capital improvements are planned to upgrade both the marina and the hotel in 1997. These expenditures are estimated to total over $1.6 million. We have also assumed an additional $504,000 in capital expenditures for 1998 to upgrade the condition of guestrooms and public space. Beyond these planned improvements, further major renovation or remodeling of the existing improvements does not appear to be required at this time.

Continued Usage As Is

As an alternative to demolition, the existing improvements could be converted to an alternate use or left as-is. Again applying the four tests to this premise, it would be physically possible, as well as legally permissible to convert the improvements to residential use. As discussed previously, the current use as a hotel is the most maximally productive use available to the property and other forms of income-producing uses are not permitted within the zoning ordinance. Obviously then, converting to an alternative use may lessen the return to the land, and therefore, any such use would fail to be the most profitable alternative.

CONCLUSION AND RECONCILIATION OF HIGHEST AND BEST USE

From the three options presented, one remains feasible for the subject. Demolition of the improvements was eliminated as an option since the existing improvements provide substantial contributory value to the property. The fair condition of the subject does not require substantial remodeling and renovation, other than those previously stated. Therefore, continued use "as is" is the indicated highest and best use of the subject as currently improved. Also, given the restrictive laws of the property's zoning district, it is our opinion that the highest and best use of the site, as vacant, is for development with a residential use.


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In conclusion, the highest and best use of the subject property is as currently improved is continued as is.


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       C. ANALYSIS OF COMPETITIVE LODGING SUPPLY AND DEMAND

C.1  COMPETITIVE LODGING SUPPLY

The subject property is located in the city of Bloomington in Monroe County. According to the Monroe County Convention and Visitors Bureau, there are currently 25 hotels and bed and breakfast facilities located in the Monroe County area. (Monroe County includes the city of Bloomington and its outlying areas.) Hotels are primarily concentrated in the central business district of Bloomington, with the exception of the subject property and the Pointe Golf and Tennis Resort, which are located near Lake Monroe. The subject property is located approximately ten miles south of downtown Bloomington. This area is characterized by a federally-protected wilderness forest and mostly undeveloped land. The subject property benefits from its lakeside location and is the only marina resort property in southern Indiana.

IDENTIFIED COMPETITIVE SUPPLY

In order to evaluate the subject hotel's position within the market, we have identified a competitive supply on the basis of quality and extent of facilities, location, market orientation and revenue potential. We identified six hotels as the primary competition for the Clarion Fourwinds Resort and Marina. Several of these properties are located outside of the subject property's immediate market area, due to the resort orientation. Presented on the following page is a map illustrating the location of the subject hotel and the identified competitive supply. The tables on the following pages following present pertinent operating information and facilities descriptions of each competitive hotel.

            Insert Map of Competitive Lodging Supply

                       PROFILE OF COMPETITIVE LODGING SUPPLY

Property Name      Clarion Four Winds Resort and Marina    The Pointe Golf and
                                                           Tennis Resort

Address            931 Fairfax Road                        2250 E. Pointe Road
Opening Year       1968 - Marine, 1972 - Hotel             N/A
Affiliation        Clarion Hotels and Resorts              Independent
Management         Richfield Hotel Management, Inc.        Independent
Ownership          Aircoa Hotel Partners, L.P.             N/A
Total Number of
Rooms (incl.            126 Rooms                          112 Condos
suites)
Number of Suites   2 Suites                                All units are condos
                                                           from one to four
                                                             bedrooms.

1996 Published Room   Single    Double    Prices (in-season)  (Deduct $10 for
  Structure                                                   off-season)
  Rack (in-season)    $124.00   $134.00     One Bedroom            $110.00
  Rack (off-season)    $56.00    $66.00     Two Bedroom       $190.00 - 215.00
  Corporate            $65.00    $75.00    Three Bedrooms     $285.00 - 385.00
  Government           $52.00    $62.00    Four Bedrooms           $340.00

Estimated 1996 Market Mix Percentage
  Leisure Individual Travelers                 42%                 70%
  Commercial Individual Travelers              11%                  5%
  Corporate Groups                             15%                 15%
  SMERFS and Other Groups                      32%                 10%

Facilities/Amenities

  Restaurants                             The Tradewinds         The Bistro
                                          The Galley Deli

  Lounges                                 The Windjammer Lounge  None

  Total Meeting Space (Sq. Ft.)           5,729 Sq. Ft.          Not available
                                                                 due to
                                                                 construction
  Largest Room/Ballroom (Sq. Ft.)         2,688 Sq. Ft.          and plans which
                                                                 have yet to be
                                                                 finalized.
  Total number of meeting
   rooms/divisions                       10 Meeting Rooms

  Swimming Pool                           Yes (indoor/outdoor)          Yes

  Exercise Room/Fitness Center                 No                       Yes


  Gift Shop/Newsstand                          Yes                      Yes

  Business Center                              No                       No

  Other Resort Amenities   880-slip manna, boat                18-hole
                            rentals, tennis,                   golf course
                           beach, miniature golf, croquet,     tennis,
                           volleyball, fitness trail.          volleyball, and
                                                               bicycle rentals.



Estimated Occupancy
      -1996 (est.)                             51%                      50%
        -1995                                  57%                      50%

Estimated Average Room Rate
      -1996 (est.)                        $72.36                   $135.00
        -1995                             $65.57                   $125.00

Property Name        French Lick Springs Resort        Brown County Inn

Address              French Lick Springs               Highway 46 and SR 135
Opening Year              1905                              1970
Affiliation          Independent                       Independent
Management           Independent                       Independent
Ownership            The Luther James Family           Andy Rogers
Total Number of
Rooms (incl. suites)       485 Rooms                    99 Rooms
Number of Suites            8 Suites                     2 Suites

1996 Published Room                 Single   Double  Single        Double
Rate Structure

 Rack (in-season)                  $79.00   $89.00  $75.00-85.00  $100.00
  Rack (off-season)                 $79.00   $89.00  $50.00-60.00  $50.00-60.00
  Corporate                         $79.00   $89.00    N/A           N/A
  Government                        $79.00   $89.00    N/A           N/A

Estimated 1996 Market Mix Percentage
  Leisure Individual Travelers              80%                 60%
  Commercial Individual Travelers            5%                  5%
  Corporate Groups                           5%                  5%
  SMERFS and Other Groups                   10%                 30%

Facilities/Amenities

  Restaurants          Chez James, Hoosier Room            The Harvest
                    Plutos Pavillion, Ice Cream Parlor
                    Le Bistro Restaurant and Lounge

  Lounges              Le Bistro Lounge                    The Corn Crib Lounge
                       Derby Bar

  Total Meeting Space
      (Sq. Ft.)           54,005 Sq. Ft. (incl. exhibit sp.)    6,799 Sq. Ft.
  Largest Room/Ball-
      room (Sq. Ft.)      10,800 Sq. Ft.                        3,220 Sq. Ft.
  Total number of
      meeting rooms/divisions  19 Meeting Rooms              8 Meeting Rooms

  Swimming Pool                     Yes                                 Yes

  Exercise Room/Fitness Center      Yes                                 No

  Gift Shop/Newsstand               Yes                                 No

  Business Center                   No                                  No

  Other Resort Amenities   two golf courses,    tennis, basketball, miniature
                           horseback riding,    golf, shuffleboard, volleyball,
                           bowling, skiing      and children's playground
                           nearby


Estimated Occupancy
      -1996 (est)                   38%                                 70%
        -1995                       35%                                 72%

Estimated Average Room Rate
      -1996 (est)                   $74.00                              $70.00
        -1995                       $74.00                              $67.00

Property Name        Seasons Lodge and Conference Center     Holiday Inn

Address              Highway 46 East                         1710 Kinser Pike
Opening Year              1968                                    1981
Affiliation          Independent                             Holiday Inn
Management           Independent                             Servico Hotels
Ownership            Andy Rogers                             Servico Hotels
Total Number of
  Rooms (incl. suites)    80 Rooms                           187 Rooms
Number of Suites          No Suites                          No Suites

1996 Published Room Rate     Single      Double         Single    Double
Structure
  Rack (in-season)        $70.00-80.00  $95.00         $83.00    $89.00-$101.00
  Rack (off-season)       $50.00-60.00  $50.00-60.00   $50.00    $50.00
  Corporate                     N/A       N/A          $65.00    $65.00
  Government                    N/A       N/A          $60.00    $60.00

Estimated 1996 Market Mix Percentage
  Leisure Individual Travelers            30%                      35%
  Commercial Individual Travelers          5%                      20%
  Corporate Groups                        10%                      10%
  SMERFS and Other Groups                 55%                      35%

Facilities/Amenities

  Restaurants                  Accent Dining                Pastel's Restaurant

  Lounges                      Fireplace Lounge             Nitelite Lounge

  Total Meeting Space (Sq. Ft.)     11,814 Sq. Ft.          3,002 Sq. Ft.
  Largest Room/Ballroom (Sq. Ft.)    5,888 Sq. Ft.          2,618 Sq. Ft.
  Total number of meeting rooms/
      divisions                         12 Meeting Rooms        4 Meeting Rooms

  Swimming Pool                     Yes                          Yes

  Exercise Room/Fitness Center      No                           No

  Gift Shop/Newsstand               No                           No

  Business Center                   No                           No

  Other Resort Amenities            No                           No

Estimated Occupancy
      -1996 (est.)                  65%                          65%
        -1995                       67%                          68%

Estimated Average Room Rate
      -1996 (est.)                  $65.00                  $62.00
        -1995                       $62.00                  $64.00

Property Name                             Courtyard by Marriott

Address                                   310 South College Avenue
Opening Year                                   September 1996
Affiliation                               Marriott International
Management                                Dunn Hospitality
Ownership                                 Dunn Hospitality
Total Number of Rooms (incl. suites)      120 Rooms
Number of Suites                            5 Suites

1996 Published Room Rate Structure        Single              Double
  Rack (in-season)                        $76.00-81.00        $84.00-89.00
  Rack (off-season)                       $59.00              $59.00
  Corporate                               $76.00-81.00        $84.00-89.00
  Government                                   N/A                 N/A

Estimated 1996 Market Mix Percentage
  Leisure Individual Travelers                 N/A
  Commercial Individual Travelers              N/A
  Corporate Groups                             N/A
  SMERFS and Other Groups                      N/A

Facilities/Amenities

  Restaurants                     Lobby Restaurant open for breakfast only

  Lounges                                      None

  Total Meeting Space (Sq. Ft.)                1,134 Sq. Ft.
  Largest Room/Ballroom (Sq. Ft.)              1,134 Sq. Ft.
  Total number of meeting rooms/divisions          2 Meeting Rooms

  Swimming Pool                                Yes

  Exercise Room/Fitness Center                 No

  Gift Shop/Newsstand                          No

  Business Center                              No

  Other Resort Amenities                       No

Estimated Occupancy
      -1996 (est.)                             N/A
        -1995                                  N/A

Estimated Average Room Rate
      -1996 (est.)                             N/A
        -1995                                  N/A




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Clarion Fourwinds Resort and Marina                          Page 46
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The following paragraphs describe the competitive properties and how they compete with the Clarion Fourwinds Resort and Marina.

The Pointe Golf and Tennis Resort

The Pointe Golf and Tennis Resort is located approximately one and one-quarter mile from the subject property. This resort has not been marketed aggressively as a transient lodging property until it was sold to its current owners in January 1996. The complex includes 196 condominium units, which range in size between one and four bedrooms. Approximately 112 of the condominiums are available for short-term rentals, while the remainder are residential. Despite the significantly higher rates at this property in comparison to the subject hotel, this resort is assumed to be competitive due to its proximity and the comparable costs on a per bedroom basis. The resort is presently undergoing a $4 million renovation, which includes the addition of meeting space, improvement of the golf course, construction of a lobby and reception area, and renovation of the restaurant. According to area hotel interviews, this resort has been popular as a result of its championship golf course. While the course is considered private, a special arrangement between the Clarion Fourwinds Resort and Marina allows guest to utilize the golf course. We expect that with the extensive capital improvements and increased marketing efforts, this property will present direct competition to the subject.

French Lick Springs Resort

The French Lick Springs Resort is located approximately forty-five minutes south of the subject hotel in the town of French Lick Springs. While this property is not considered to be located in the market area of the subject hotel, the hotel presents direct competition for leisure-related business. Facilities include a golf course and a number of other resort amenities. This hotel is currently lagging in occupancy in comparison to the remainder of the hotels in the competitive set as a result of its dependence on highly seasonal leisure-related business and the poor condition of its facilities. The property has also experienced weak overall occupancy due to the lack of demand generators to support occupancy during the slower periods and the large room inventory. Management indicated that the hotel had been undergoing renovations for the


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Clarion Fourwinds Resort and Marina                          Page 47
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previous five years; however, the property continues to appear in need of significant capital improvement. The hotel has had little shift in its average rate due to the set rates at the property which have remained unchanged for several years. An "American
Plan" also exists at the property where guests can have meals included for an additional price. Despite the poor condition of the property, we anticipate that this hotel will continue to present competition to the subject for leisure-related business.

Brown County Inn

The Brown County Inn is located approximately forty-five minutes (driving) north east of the subject property in Brown County. This property is one of several hotels in the area, which are owned and operated by Andy Rogers, a local real estate developer. Area hotel management indicated that the area of Brown County has historically been marketed as leisure-related destination area. Brown County is appealing to tourists, particularly non-collegiate SMERF (Social, Military, Educationally-Related, and Fraternal) groups, due to its vintage shops and charming atmosphere. As a result, the Brown County Inn has mostly been marketed toward leisure individual travelers and groups. We considered the Brown County Inn competition to the subject hotel primarily for leisure business. Similar to the subject hotel, peak periods of demand occur during the summer. Management of the hotels in this area indicated that occupancy levels have "peaked" and are unlikely to increase due to demand timing and seasonality. Between 1995 and year-end 1996 estimates, this hotel is expected to decline by two percentage points in occupancy due to the competitive environment of the region. The property has also been jointly marketed with its sister hotel the Seasons Lodge and Conference Center; however, due to the small amount of meeting space at the Brown County Inn, the majority of group-related business is accommodated at the Seasons. Overall, the quality and condition of the facilities at this property appear to be comparable to the subject hotel.

Seasons Lodge and Conference Center

The Seasons Lodge and Conference Center is also owned and operated by Andy Rogers. This property is located approximately one-quarter mile from the Brown County Inn and approximately forty-five minutes (driving) northeast of the subject hotel. This property has


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Clarion Fourwinds Resort and Marina                          Page 48
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nearly 12,000 square feet of meeting space and captures a
significant amount of group-related business. The majority of this group business includes SMERF and association groups. These groups are attracted to the leisure demand generators in the area. As a result, this property has a slightly lower rate structure and occupancy in comparison to its sister hotel, Brown County Inn. According to management, there is one sales and marketing department for both the Seasons Lodge and Conference
Center and the Brown County Inn. Larger groups would overflow from the Seasons property to the Brown County Inn. Due to the strong group orientation of the Seasons Lodge, this property has historically competed with the subject hotel for SMERFs and other group business. We anticipate that this property will continue to compete with the subject for group and some leisure business.

Holiday Inn

The Holiday Inn is located in downtown Bloomington, approximately eleven miles north of the subject hotel. Built in 1981, this property is owned and operated by Servico Hotels. Facilities include a Holidome, 3,000 square feet of meeting space, a restaurant, and a lounge. The Holidome is an enclosed dome area which includes a pool, whirlpool, and sauna. Holidomes are popular with leisure travelers. According to management, the Holiday Inn derives a significant portion of its demand from Indiana University, particularly group-related business. The property is also one of the first hotels to sell-out during peak periods in Bloomington as a result of its full-service facilities and its proximity to the university. At the same time, the property has experienced a decline in both occupancy and average room rate between 1995 and year-end 1996 estimates. According to management, this decline is attributed to the new rooms supply introduced in downtown Bloomington including the Courtyard by Marriott, the Fairfield Inn, and the Shoney's Inn. We anticipate that the Holiday Inn will continue to compete with the subject property for university-related demand and group business. Due to the lack of additional amenities at the Holiday Inn, this property competes with the subject hotel for leisure-related business on a limited basis. Overall, facilities appear to be in good condition.


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Clarion Fourwinds Resort and Marina                          Page 49
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Courtyard by Marriott

The Courtyard by Marriott is also located in downtown Bloomington, adjacent to the Monroe County Convention Center. The property is owned and operated by Dunn Hospitality. The hotel, which opened in September 1996, is the newest property in the Bloomington market. We have not included this property in our 1996 estimate of market performance. According to management at the hotel and officials from the Monroe County Convention and Visitors Bureau, the booking of group meetings at the Monroe County Convention Center was more difficult in the past due to the lack of nearby lodging accommodations. It is expected that the opening of the Courtyard by Marriott will address this need in the marketplace. Management indicated that since the Courtyard by Marriott's opening, the Courtyard by Marriott has been successful in attracting university-related group and leisure business. According to management at the hotel, the greatest challenge at the property has been capturing demand from the commercial transient market. We anticipate that as the Courtyard by Marriott stabilizes within the marketplace, it will present competition to the subject hotel for university-related demand in all segments.

OTHER HOTELS IN THE BLOOMINGTON MARKET

There are a number of other hotels in the Bloomington market, which were not considered to be directly competitive with the subject hotel. These properties included budget hotels, bed and breakfast facilities, and the Indiana University-owned hotel, Indiana Memorial Union. Although Bloomington has a relatively small lodging market, these lodging establishments did not present direct competition to the Clarion Fourwinds Resort and Marina due to their market orientation and quality of facilities.

ADDITIONS TO SUPPLY

In analyzing the existing competitive environment, it is important to discuss any new hotel development that would potentially impact the subject's performance. In the course of our fieldwork, we did not discover any new additions to supply to the competitive lodging market. It is important to note, however, that there have been a number of new hotel openings in the

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Bloomington market area over the past two years which have
significantly affected market occupancies and average room rates. These new properties have included the Courtyard by Marriott, the Fairfield Inn, and the Shoney's Inn. With the exception of the Courtyard by Marriott, we did not consider these hotels to be directly competitive with the subject property.


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C.2  LODGING SUPPLY AND DEMAND ANALYSIS

OVERALL DEMAND TRENDS IN THE BLOOMINGTON LODGING MARKET

According to representatives from the Monroe County Convention and Visitors Bureau, the aggregate market occupancy in Bloomington has declined over the past two years. This decline in occupancy is most likely attributed to the introduction of new supply. Discussions with local hotel managers and area officials indicated that the Bloomington market has been experiencing stable levels of growth from both the university and the development of local corporations. However, this level of growth has not been enough to absorb the addition of three new hotels in the marketplace, which has resulted in the overall aggregate market decline in occupancy.

LODGING DEMAND IN THE IDENTIFIED COMPETITIVE SUPPLY

As indicated previously, we have identified seven hotels (including the subject) as the primary competitive supply for the subject hotel. The purpose of the analysis that follows is to evaluate the historical and present supply and demand trends of the market in which the subject hotel competes. We have completed interviews with management of the competitive hotels and have collected statistics on the occupancy, average room rate, and market mix to estimate total accommodated demand by market segment. As indicated earlier, we have not included the Courtyard by Marriott in the following analysis due to its recent opening in September 1996. The following table summarizes our estimate of the aggregate market demand accommodated by the identified competitive supply for estimated year-end 1995 and 1996.


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Clarion Fourwinds Resort and Marina                          Page 52
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-------------------------------------------------------------------
               Historical Growth in Lodging Demand
                    in the Competitive Supply
-------------------------------------------------------------------
                          1995         Estimated 1996 (1)
                   ------------------ ------------------    Percent
                    Room Nts  % Total  Room Nts  % Total     Change
                   ------------------ ------------------ ----------


Leisure Individuals  113,100     56%    114,300     57%       1.2%
Commercial
 Individuals          17,800      9%     18,100      9%       2.3%
Corporate Groups      19,300     10%     17,700      9%      -8.3%
SMERFs & Other
 Groups               50,300     25%     49,900     25%        --%
                      ------             ------           ---------
Total Occupied
 Demand              200,500    100%    200,000    100%        --%

Total Available
 Supply               397,500           397,500                --%

Market Occupancy        50.4%             50.3%

Market Average Rate   $74.00             $76.00               2.7%

Market RevPAR         $37.50             $38.50               2.7%

--------------------------------------------------------------------
Source:  Arthur Andersen.
Note:  Figures rounded to the nearest hundred.
 *  Compound Annual Growth
(1) Although the Courtyard by Marriott actually opened in late
    September 1996, for the purpose of our analysis we have
    assumed that this hotel will open in January 1997.
-----------------------------------------------------------------


As indicated in the preceding table, hotel room demand in the Bloomington market has remained stable between 1995 and year-end estimates for 1996. The demand for lodging accommodations within the competitive lodging supply has a strong base of leisure-related and group-related business due to large volume of such demand accommodated by the resort properties and the market orientation of hotels located near the university. While total occupied demand remained relatively unchanged between 1995 and 1996, average room rates exhibited a slight percentage growth during this period. Overall, room rates increased 2.7 percent, or $2.00, in 1996.

Our analysis of future demand growth includes assumptions of base growth in demand, unsatisfied demand, and induced demand.
The following paragraphs define these sources of demand growth.


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Base Growth in Demand

Base growth in demand is related to the strength of the local economy. This growth assumption incorporates demand generated by other factors, such as the addition of a new convention center, new office development and absorption, improved transportation access to the market area, etc. Our assumptions take into account historical demand trends and the factors contributing to these trends. On the basis of our interviews with management and on our analysis of economic growth in the local market, base growth by market segment is estimated for each year.

Unsatisfied Demand

During peak periods of demand, many travelers in search of convenient accommodations among the hotels in the competitive supply are required to use alternative hotels due to the lack of capacity in the immediate area. These groups and individuals will seek lodging in one of the other properties in the market area or will leave the immediate market. Those room nights that are not accommodated in the immediate market may be referred to as "unsatisfied demand." In 1996, we estimate there will be a total of 6,000 room nights of unsatisfied demand. While the low market occupancies of the Bloomington area are not reflective of the presence of unsatisfied demand in the market area, the competitive market has a number of resort properties, which are extremely seasonal. As a result, unsatisfied demand is likely to occur during peak periods of demand in the summer months (July through August) and concurrent to approximately ten university sports-related, weekends throughout the year.

Induced Demand

Induced demand is defined as new room nights generated by the addition of new hotels to the market area or by the repositioning and marketing of an existing hotel to fulfill consumer needs not previously met by the existing supply. Induced demand may also include room nights generated by special events which are not expected to remain permanently in the market area. In 1997 and 1998, we estimate that a number of new room nights will be induced into the competitive supply, which are attributed to the opening of the Courtyard

Clarion Fourwinds Resort and Marina                          Page 54
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by Marriott and the completion of renovations at the Pointe Golf and Tennis Resort. Since the Courtyard by Marriott opened only in September 1996, we estimate that the majority of new room nights will be induced by this property in 1997 and 1998. In 1997 and 1998, we estimate that approximately 10,700 and 5,500 room nights will be induced into the Bloomington market, respectively. We anticipate that the $4 million renovation of the Pointe Golf and Tennis Resort will attract new sources of demand to the marketplace, primarily in the leisure-related segments. In addition, the opening of the Courtyard by Marriott is expected to result in strong demand from the two types of group segments, due to this property's proximity to the Monroe County Convention
Center. Overall, we estimate that a total of 16,500 new room nights will be induced into the marketplace in 1997 and 1998.

DEMAND SEGMENTATION AND ESTIMATED DEMAND GROWTH

Accommodated demand in the competitive hotel supply has been divided into four major market segments: 1) leisure individual travelers, 2) commercial individual travelers, 3) corporate groups, and 4) SMERFs and other groups. On the basis of our interviews with management of the subject property and its competition and based upon an analysis of economic trends in the market, we have estimated future growth in demand in the competitive supply by market segment. The following paragraphs define the individual market segments and our estimates of demand growth. A detailed analysis of supply and demand growth for the market is presented on the following page.

                             Clarion Four Winds Resort
                   Estimated Growth in Lodging Supply and Demand
                           Market Area:  Bloomington, IN



                               Estimated
                                 1996          1997      1998      1999
Leisure Individual Travelers
  Gross Demand                 117,200            3.0%      2.0%      1.0%
  Less: Unsatisfied Demand       2,900         120,800   123,200   124,400
                                                 1,900     1,900     2,300
                               =======         =======   =======   =======
  Net Demonstrated Demand      114,300         118,900   121,300   122,100
  Plus:  Induced Demand              0           5,100     7,100     7,200
                               =======         =======   =======   =======
TOTAL SEGMENT DEMAND           114,300         124,000   128,400   129,300
  Growth over Previous Year                       8.5%      3.5%      0.7%
  % of Total Market Demand         57%             57%       56%       56%

Commercial Individual Travelers                   0.0%      0.0%      0.0%
  Gross Demand                  18,500          18,500    18,500    18,500
  Less: Unsatisfied Demand         400             400       400       500
                               =======         =======   =======   =======
  Net Demonstrated Demand       18,100          18,100    18,100    18,000
  Plus: Induced Demand               0           1,300     1,900     1,900
                               =======         =======   =======   =======
TOTAL SEGMENT DEMAND            18,100          19,400    20,000    19,900
  Growth over Previous Year                       7.2%      3.1%     -0.5%
  % of Total Market Demand          9%              9%        9%        9%

Corporate Groups                                  2.5%      2.0%      1.0%
  Gross Demand                  19,000          19,500    19,900    20,100
  Less: Unsatisfied Demand       1,300             400       600       600
                               =======         =======   =======   =======
  Net Demonstrated Demand       17,700          19,100    19,300    19,500
  Plus: Induced Demand               0           2,300     3,700     3,700
                               =======         =======   =======   =======
TOTAL SEGMENT DEMAND            17,000          21,400    23,000    23,200
  Growth over Previous Year                      20.9%      7.5%      0.9%
  % of Total Market Demand          9%             10%       10%       10%

SMERFS and Other Groups                           3.0%      2.0%      1.0%
  Gross Demand                  51,300          52,900    53,900    54,400
  Less: Unsatisfied Demand       1,400             900     1,100     1,100
                               =======         =======   =======   =======
  Net Demonstrated Demand       49,900          52,000    52,800    53,300
  Plus: Induced Demand               0           2,100     3,800     3,800
                               =======         =======   =======   =======
TOTAL SEGMENT DEMAND            49,900          54,100    56,600    57,100
  Growth over Previous Year                       8.4%      4.6%      0.9%
  % of Total Market Demand         25%             25%       25%       25%

TOTAL MARKET DEMAND
  Gross Demand                 206,000         211,700   215,500   217,400
  Less: Unsatisfied Demand       6,000           3,600     4,000     4,500
                               =======         =======   =======   =======
  Net Demonstrated Demand      200,000         208,100   211,500   212,900
  Plus: Induced Demand               0          10,800    16,500    16,600
                               =======         =======   =======   =======
TOTAL MARKET DEMAND            200,000         218,900   228,000   229,500
  Growth over Previous Year                       9.5%      4.2%      0.7%

ANNUAL SUPPLY (ROOM NIGHTS)    397,485         441,285   441,285   441,285
  Growth over Previous Year                      11.0%      0.0%      0.0%

MARKET OCCUPANCY                   50%             50%       52%       53%


                                                      Compound
                                                        Annual
                                                        Growth
                                   2000      2001    (1996-2001)

Leisure Individual Travelers       1.0%      1.0%
  Gross Demand                  125,600   126,800
                                  2,700     2,900
  Less: Unsatisfied Demand      =======   =======

  Net Demonstrated Demand       122,900   123,900
  Plus:  Induced Demand           7,300     7,400
                                =======   =======
TOTAL SEGMENT DEMAND            130,200   131,300        2.8%
  Growth over Previous Year        0.7%      0.8%
  % of Total Market Demand          56%       57%
                                   0.0%      0.0%
Commercial Individual Travelers  18,500    18,500
  Gross Demand                      600       700
  Less: Unsatisfied Demand      =======   =======

  Net Demonstrated Demand        17,900    17,800
  Plus:Induced Demand             1,900     1,900
                                =======   =======
TOTAL SEGMENT DEMAND             19,800    19,700        1.7%
  Growth over Previous Year       -0.5%     -0.5%
  % of Total Market Demand           9%        9%

                                   1.0%      1.0%
Corporate Groups                 20,300    20,500
  Gross Demand                      600       600
  Less: Unsatisfied Demand      =======   =======
                                 19,700    19,900
  Net Demonstrated Demand         3,700     3,700
  Plus: Induced Demand          =======   =======
                                 23,400    23,600        5.9%
TOTAL SEGMENT DEMAND               0.9%      0.9%
  Growth over Previous Year         10%       10%
  % of Total Market Demand
                                   0.5%      0.5%
SMERFS and Other Groups          54,700    55,000
  Gross Demand                    1,400     1,700
  Less: Unsatisfied Demand      =======   =======
                                 53,300    53,300
  Net Demonstrated Demand         3,800     3,800
  Plus: Induced Demand          =======   =======

TOTAL SEGMENT DEMAND            57,100    57,100        2.7%
  Growth over Previous Year       0.0%      0.0%
  % of Total Market Demand         25%       25%

TOTAL MARKET DEMAND             219,100   220,800
  Gross Demand                    5,300     5,900
  Less: Unsatisfied Demand      =======   =======
                                213,800   214,900
  Net Demonstrated Demand        16,700    16,800
  Plus: Induced Demand          =======   =======

TOTAL MARKET DEMAND             230,500   231,700        3.0%
  Growth over Previous Year        0.4%      0.5%

ANNUAL SUPPLY (ROOM NIGHTS)     441,285   441,285        2.1%
  Growth over Previous Year        0.0%      0.0%

MARKET OCCUPANCY                    52%       53%





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Leisure Individual Travelers

This segment of demand includes individual travelers that are visiting the market area on vacation or for other non-commercial reasons. This segment of demand includes leisure travelers booking suites and guest rooms at rack rates during special events and during the summer months but also includes individuals seeking discounted rates and special packages offered by the hotels during weekends. Due to the strong leisure orientation of the resort properties included within the competitive supply, this segment of demand is the largest source of room nights within the competitive market. Demand in this segment occurs primarily from April through October and during special weekends throughout the school year. Special events that attract leisure-related demand to the market area include the Indianapolis 500, Parents Weekend and Commencement at the University, in addition to football home games, and other collegiate sporting events held at the university. While Indianapolis is approximately 50 miles north from the subject market area, area officials indicated that demand for special leisure events frequently overflows to the Bloomington market area.

While the leisure individual traveler segment is the strongest source of demand throughout the marketplace, it is highly seasonal, which is particularly acute at the resort properties. Peak periods of demand occur during the summer and on the weekends. During these peak periods, the resort properties, including the subject hotel, are most likely to benefit from at or near sell-outs. The remainder of the year is characterized by virtually no leisure demand activity. While many leisure individual travelers are attracted to the competitive market due to the presence of resort hotels, the university is also a strong demand generator of leisure-related room night demand.

Leisure Individual Traveler demand accounted for approximately 57 percent of total accommodated demand, or 114,500 room nights, among the competitive lodging supply at the end of 1996. We estimate that demand will increase slightly by approximately 1.2 percent between 1995 and 1996. On the basis of continued strength in the Bloomington leisure market and on events scheduled within the area, we estimate that the base growth rate in 1997 will be three percent. Based upon discussions with the Monroe County


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Convention and Visitors Bureau, there are a number of
leisure-related events that will attract visitors to the area in 1997. These events includes the NCAA Final Four in Indianapolis and the annual Indianapolis 500. In 1998, we estimate that base growth in leisure individual traveler demand will be two percent. In 1999 and thereafter, we estimate that demand in this segment will continue to increase by one percent annually.

We estimate that there were approximately 2,900 room nights of unsatisfied demand in the leisure individual traveler segment at the end of 1996. This demand occurs during peak periods throughout the summer months and on special university-related weekends in the fall and spring months. According to area hotel managers, leisure-related demand is extremely strong during the above period and a significant percentage of this demand cannot be accommodated in the Bloomington market resulting in overflow to other areas. We anticipate that approximately 1,000 room nights of unsatisfied demand will be absorbed in 1997 as a result of the opening of the Courtyard by Marriott. By 2001, we estimate that the level of unsatisfied demand will again reach 2,900 room nights.

We estimate that approximately 7,000 room nights will be induced into the marketplace between 1997 and 1998, which is primarily attributed to the renovation of the Pointe Golf and Tennis Resort. This condominium complex was not previously marketed aggressively as a lodging property, and we anticipate that with the creation of larger public space, inclusive of a front desk reception area, and a stronger marketing effort, the Pointe Golf and Tennis Resort will be a significant demand generator of new leisure-related rooms into the marketplace.

Overall, the leisure individual traveler segment is estimated to increase at a compound annual rate of 2.8 percent between the 1996 and 2001. We expect this segment to account for approximately 131,800 room nights by 2001, or 57 percent of total accommodated demand.

Commercial Individual Traveler

This segment of demand includes individual business travelers visiting companies and other organizations located in the Bloomington market area. As mentioned earlier, aside from the


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demand generated by Indiana University, there are a limited number of corporations which generate demand for room nights. As a result, the corporate market comprises a relatively small segment of demand in the marketplace. Much of the corporate demand accommodated by the hotels in the competitive supply is generated by companies located within the downtown area of Bloomington. These room nights may be booked at both published and discounted room rates. However, this segment of demand is typically discounted due to the price-sensitive nature of many of the corporations within the area. Due to the competition for commercial individual traveler business in the marketplace, rates are significantly discounted for this segment. Although corporate demand comprises less than ten percent of total accommodated demand among the competitive supply, it represents the most stable source of business throughout the year.

The university is the largest source of commercial-related demand, either stemming from guest lectures or individuals with business in conjunction with the university. Aside from the university, a number of corporations provide a small base of commercial demand in the marketplace. These companies include General Electric, the Bloomington Hospital, and Thomson, a division of RCA. According to area hotel operators, the majority of commercial-related demand is likely to stay in downtown Bloomington and may have business both in Indianapolis and Bloomington. As a result, these travelers will typically stay one or two nights during the midweek.

We estimate that there were approximately 400 room nights of unsatisfied demand commercial individual traveler demand at the end of 1996. This unsatisfied demand is the result of displacement from other segments of demand. During certain city-wide events such as the Indianapolis 500, graduation, etc., we anticipate that commercial-related demand would be displaced from the market and thus become unsatisfied. We have assumed that unsatisfied demand will remain constant throughout the projection period.

In 1997 and 1998, we estimate some commercial-related demand will be induced into the Bloomington market as a result of the opening of the Courtyard by Marriott. The Courtyard by Marriott is expected to induce some commercial individual traveler demand due to Marriott International's strong reservation system and the corporate-orientation of the brand


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name. We anticipate that the renovation of the Pointe Golf and
Tennis Resort will have a minimal impact on inducing commercial-related demand into the marketplace due to the property's distance from major sources of corporate demand. Overall, we estimate that a total of 1,900 room nights will be induced into the marketplace.

The commercial individual traveler segment is estimated to increase at a compound annual rate of 1.7 percent between the 1996 and 2001. We estimate that this segment will achieve the most conservative level of growth of the four segments, as a result of the strong leisure market and the limited base of corporate demand in the Bloomington area. We expect this segment of demand to account for approximately 19,700 room nights by 2001, or nine percent of total accommodated demand.

Corporate Groups

This market segment includes room night demand associated with corporate board meetings, training seminars, special events, and small workshops. The majority of corporate group demand is generated by the major employers located within the Bloomington market area, particularly the university. Hotel market demand from this segment is often accommodated at a discounted room rate dependent upon the number of rooms guaranteed by each company and the potential for ancillary group-related revenues. Demand from this market segment is expected to occur primarily during mid-week (Monday through Thursday) and has similar demand patterns to the commercial individual traveler segment.

Between 1995 and estimated year-end 1996, we anticipate that the total accommodated demand in this segment declined from 19,300 room nights in 1995 to 17,800 room nights in 1996. The majority of this decline is attributed to the deteriorating quality of the facilities at the subject hotel. The subject hotel previously had strong demand from this segment in comparison to the competitive lodging supply. Hotel management at the subject property indicated that strong demand in the marketplace continues to exist from this segment; however, the deteriorating quality of the Clarion Fourwinds Resort and Marina has shifted demand outside of the identified competitive supply. Throughout the projection period, we have assumed continued strong growth in the corporate group segment. We anticipate that


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the demand for corporate group accommodations will return to the
Bloomington market upon the completion of renovations of the subject hotel and will also be captured by the newly renovated
Pointe Golf and Tennis Resort.

We estimate that there were approximately 1,300 room nights of unsatisfied demand in this market segment at the end of 1996. This level of unsatisfied demand occurred as a result of the lack of suitable accommodations for corporate meetings. Unsatisfied demand is expected to decrease as a result of the opening of the Courtyard by Marriott, and the renovations of both the subject hotel and the Pointe Golf and Tennis Resort. By 1998, we estimate that the unsatisfied demand will decrease to approximately 600 room nights per year. We estimate that number of room nights which are unsatisfied will remain constant throughout the remainder of the projection period.

In 1997 and 1998, we estimate that a number of room nights will be induced into the marketplace as a result of the renovation of the Pointe Golf and Tennis Resort and the opening of the Courtyard by Marriott. We estimate that approximately 2,300 room nights will be induced in 1997 and the total number of room nights induced into the market will increase to 3,700 room nights by 1998.

Overall, the corporate group segment is estimated to increase at a compound annual rate of 5.9 percent between the 1996 and 2001. We expect this segment to account for approximately 23,600 room nights by 2001, or ten percent of total accommodated demand.

SMERFs and Other Groups

This segment of demand which includes SMERFs (social, military, educational, religious, and fraternal) and state and regional associations groups represents the second largest segment for room night demand in the identified competitive supply. Indiana University is a major source of demand in this segment generating visiting sporting teams, educational programs, and alumni functions. Demand from this market segment occurs primarily during weekends, and peaks in the fall when the university hosts football games and other sporting events, and in the spring during the school's commencement exercises. According to local hotel management and


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the convention and visitors bureau, a number of other sporting events also generate this type of demand but are not directly related to the university's own sporting teams. These sporting events are attracted to Indiana University and its on-campus facilities. Demand in this segment is also attracted to the resort amenities and the nearby attractions throughout south central Indiana.

This segment of demand is expected to account for approximately 25 percent of total accommodated demand among the competitive lodging supply at the end of 1996. Demand in this segment has remained constant over 1995 levels. We estimate that demand in this segment will increase from new events that will stay in the Bloomington area in 1997. We assume a base growth rate of three percent in 1997, due to the NCAA Final Four championships that will be held in Indianapolis. According to local officials, this large event is expected to create overflow demand that will sell-out the hotels in the Bloomington area. In 1998, we estimate that the base growth rate in this segment will decrease to two percent. By 2000 and thereafter, we estimate that the base growth rate will have decreased to 0.5 percent.

We estimate that there will be approximately 1,400 room nights of unsatisfied demand in this market segment at the end of 1996. This demand occurs during special university-related weekends throughout the school year. Unsatisfied demand is expected to decrease to 900 room nights in 1997 as a result of the opening of the Courtyard by Marriott. We anticipate that this property would be able to absorb unsatisfied demand in the marketplace, especially considering its proximity to Indiana University. Thereafter, we assume that unsatisfied demand will increase at the level base level of growth for the segment. We anticipate that the number of unsatisfied room nights will increase to 1,700 room nights by 2001.

In 1997 and 1998, we estimate that a number of room nights will be induced into the marketplace as a result of the opening of the Courtyard by Marriott and to a lesser extent the renovation of the Pointe Golf and Tennis Resort. We expect that the Courtyard by Marriott's location downtown and its proximity to the convention center will induce demand from this segment into the marketplace. We anticipate that the Pointe Golf and Tennis Resort would


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induce fewer room nights due to the higher room rate charged by this property. Typically, this segment of demand tends to be price-sensitive and as a result, we expect that this segment will comprise a smaller percentage of overall demand at the Pointe. We estimate that approximately 2,100 room nights will be induced in 1997 and the total number of room nights induced into the market will increase to 3,800 room nights by 1998.

Overall, the SMERFs and Other Groups segment is estimated to increase at a compound annual rate of 2.7 percent between the 1996 and 2001. We expect this segment to account for approximately 57,100 room nights by 2001, or 25 percent of total accommodated demand.

Conclusion

Overall, the lodging market in Bloomington has remained stable over the past two years. Demand for accommodations in the competitive supply is expected to continue to reflect conservative growth, primarily as a result of new induced rooms and estimates of underlying growth in the marketplace. Despite the seasonality of the market, we estimate that a number of unsatisfied room nights will be absorbed by the addition of the Courtyard by Marriott into the marketplace. We estimate that aggregate market demand will slightly outpace the addition of new supply in the marketplace. Total market demand is estimated to increase at a compound annual rate of three percent between 1996 and 2001. During the same period, supply is estimated to increase at an average annual rate of 2.1 percent. As a result, market occupancy is estimated to increase from 50 percent in 1996 to 53 percent by 2001.


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C.3  ESTIMATED OCCUPANCY AND AVERAGE ROOM RATE

We have prepared detailed estimates of average annual occupancy and average daily room rate for the subject property from January 1, 1997 through December 31, 2001. The following table presents historical occupancy, average room rate, and RevPAR achieved at the subject Clarion Fourwinds Resort and Marina for year-end 1993 through estimated year-end 1996.

-----------------------------------------------------------
          Historical Occupancy and Average Rates
        at the Clarion Fourwinds Resort and Marina
-----------------------------------------------------------
----------------------------------------------------------
                  1993       1994       1995    1996 est.
               -------------------------------------------

Occupancy         58.8%     58.9%      56.7%      51.3%
Average Rate     $69.08     $68.57     $69.57    $72.34
RevPAR           $40.61     $40.38     $39.43    $37.11


-----------------------------------------------------------
Source:    Subject Property
-----------------------------------------------------------

The following section presents our analysis of estimated future occupancy and average daily room rate.

MARKET PENETRATION AND AVERAGE ANNUAL OCCUPANCY

This analysis uses the concept of "fair" share and market penetration. By forming a penetration analysis of market lodging demand, the future average annual occupancy at the subject Clarion Fourwinds Resort and Marina is estimated. Using this technique, the property is first evaluated compared to its competition, then its potential market share is calculated on the basis of its relative appeal to a market segment. A hotel's "fair" share of market demand is said to be equal to its fair share of supply; i.e. a 100-room hotel in a market of 1,000 rooms would have a "fair" share of demand of ten percent of total market demand. A "market penetration" of 100 percent indicates a property is capturing its exact "fair" share of demand. Penetration in excess of, or lower than, 100 percent indicates a hotel is likely to be viewed more or less favorably than the competition by the respective market segment and thus accommodates more or less than its fair share.


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The following table presents our estimates of the year-end 1996 market penetration by demand segment for the subject property and for the hotels in the identified competitive lodging supply.

---------------------------------------------------------------------------
           Estimated 1996 Penetration By Market Segment
              For The Identified Competitive Supply
---------------------------------------------------------------------------
                      Leisure    Commercial           SMERFs
Hotel Name            Individual Individual Corporate and Other Overall
                      Travelers  Travelers  Groups    Groups    Penetration
---------------------------------------------------------------------------

Subject Property         74%        124%      178%      131%       102%

Pointe Golf & Tennis
 Resort                 122%         55%      169%       40%        99%
French Lick Springs
 Resort                 106%         42%       43%       30%        76%
Brown County Inn        146%         77%       79%      167%       139%
Seasons Lodge &
 Conf. Center            68%         71%      146%      285%       129%
Holiday Inn              79%        286%      146%      181%       129%

---------------------------------------------------------------------------
  Source:  Arthur Andersen/Market Interviews
---------------------------------------------------------------------------

By combining the above information with our market and property analysis we calculate the future occupancy of the subject hotel by market segment for the estimation period between 1997 and 2001. Due to the different market orientations of the properties in the competitive supply, there is a wide disparity in penetration rates among the hotels by segment. We have considered the market in estimating the subject's penetration by segment; however, we have given primary emphasis upon the historical performance at the Clarion Fourwinds Resort and Marina in assessing the property's potential market penetration. A detailed penetration analysis of the subject hotel is presented on the following page. The following paragraphs summarize our penetration analysis by market segment.

                              Clarion Four Winds Resort
                               Penetration Analysis
                           Market Area:  Bloomington, IN



                               Estimated
                                 1996          1997      1998      1999

ANNUAL SUPPLY (ROOM NIGHTS)    397,485         441,285   441,285   441,285

SIZE OF SUBJECT PROPERTY           126             126       126       126

FAIR SHARE (SUPPLY)              11.6%           10.4%     10.4%     10.4%

Leisure Individual Travelers
Total Demand                   114,300         124,000   128,400   129,300
Fair Share of Demand            13,225          12,923    13,382    13,475
Penetration Rate                   74%             75%       78%       79%
                               =======         =======   =======   =======
Demand Captured                  9,800           9,800    10,600    10,600
% of Total Demand Captured         42%             41%       40%       39%

Commercial Individual Travelers
Total Demand                    18,100          19,400    20,000    19,900
Fair Share of Demand             2,094           2,022     2,084     2,074
Penetration Rate                  124%            129%      125%      125%
                               =======         =======   =======   =======
Demand Captured                  2,600           2,600     2,600     2,600
% of Total Demand Captured         11%             11%       10%       10%

Corporate Groups
Total Demand                    17,700          21,400    23,000    23,200
Fair Share of Demand             2,048           2,230     2,397     2,418
Penetration Rate                  178%            187%      215%      225%
                               =======         =======   =======   =======
Demand Captured                  3,600           4,200     5,200     5,500
% of Total Demand Captured         15%             17%       20%       20%

SMERFS and Other Groups
Total Demand                    49,900          54,100    56,600    57,100

Fair Share of Demand             5,774           5,638     5,899     5,951
Penetration Rate                  132%            133%      136%      138%
                               =======         =======   =======   =======
Demand Captured                  7,600           7,500     8,000     8,200
% of Total Demand Captured         32%             31%       31%       30%

TOTAL MARKET DEMAND
Total Demand                   200,000         218,900   228,000   229,500
Fair Share of Demand            23,140          22,813    23,762    23,918
Penetration Rate                  102%            106%      110%      112%
                               =======         =======   =======   =======
Demand Captured                 23,600          24,100    26,200    26,900

ESTIMATED OCCUPANCY                51%             52%       57%       58%

MARKET OCCUPANCY                   50%             50%       52%       52%



                                2000      2001

ANNUAL SUPPLY (ROOM NIGHTS)    441,285   441,285

SIZE OF SUBJECT PROPERTY           126       126

FAIR SHARE (SUPPLY)              10.4%     10.4%

Leisure Individual Travelers
Total Demand                   130,200   131,300
Fair Share of Demand            13,569    13,684
Penetration Rate                   78%       77%
                               =======   =======
Demand Captured                 10,600    10,600
% of Total Demand Captured         39%       39%

Commercial Individual Travelers
Total Demand                    19,800    19,700
Fair Share of Demand             2,064     2,053
Penetration Rate                  126%      127%
                               =======   =======
Demand Captured                  2,600     2,600
% of Total Demand Captured         10%       10%

Corporate Groups
Total Demand                    23,400    23,600
Fair Share of Demand             2,439     2,460
Penetration Rate                  236%      236%
                               =======   =======
Demand Captured                  5,800     5,800
% of Total Demand Captured         21%       21%

SMERFS and Other Groups
Total Demand                    57,100    57,100

Fair Share of Demand             5,951     5,951
Penetration Rate                  138%      138%
                               =======   =======
Demand Captured                  8,200     8,200
% of Total Demand Captured         30%       30%

TOTAL MARKET DEMAND
Total Demand                   230,500   231,700
Fair Share of Demand            24,022    24,147
Penetration Rate                  113%      113%
                               =======   =======
Demand Captured                 27,200    27,200

ESTIMATED OCCUPANCY                59%       59%

MARKET OCCUPANCY                   52%       53%




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Leisure Individual Travelers

As indicated earlier in this report, a number of hotels in the competitive market have a strong leisure-orientation and derive more than fifty percent of their total demand from leisure individual travelers. These hotels include the French Lick Springs Resort, the Pointe Golf and Tennis Resort, and the Brown County Inn. These properties, along with the subject Clarion, have been marketed as leisure-individual traveler destinations. The following factors were important in considering the subject hotel's penetration rate in the competitive market:

-  strong attraction of the resort amenities including the marina;

- renovations of the Pointe Golf and Tennis Resort, resulting in increased competition with the subject hotel; and,

- high seasonality in the marketplace, which is likely to result in an effective maximum in the property's ability to accommodate leisure demand.

Although the leisure segment accounts for more than forty percent of total demand at the subject hotel, the property has not captured its fair share of leisure-related demand. Leisure individual traveler demand comprises 57 percent of market demand. We assume that the subject hotel will continue to capture a similar level of leisure-related demand as a result of seasonality and demand timing. According to management, peak periods for leisure demand typically occur during the weekends in the summers and the fall. The hotel is likely to frequently sell-out and cannot accommodate any more demand. As a result, given this seasonality for leisure demand, there appears to be an effective maximum on the subject property's ability to accommodate leisure-related demand. Throughout the projection period, we estimate that the penetration rate will increase from 75 percent in 1997 to 78 percent in 1999. We assume that the leisure segment will comprise a smaller percentage of total demand as the property's demand captured from other segments improves. In a stabilized year of operation (2000), we assume that total demand from leisure individual travelers will comprise 39 percent of demand, or 10,600 room nights.


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Commercial Individual Travelers

The subject hotel is expected to receive more than its fair share of demand in the commercial individual traveler segment relative to that accommodated by the hotels in the competitive supply. While the subject property is considered distant from commercial sources of demand, the hotel has more commercial demand generators in relation to the other resort-oriented properties located outside of Bloomington. While the Pointe Golf and Tennis Resort is equidistant to commercial demand generators in Bloomington, we expect that this property will be less successful in capturing commercial individual traveler demand due to its condominium-style facilities. Commercial individual traveler demand is expected to comprise 11 percent of demand at the subject for year-end 1996, which represents a market penetration of 124 percent. Within the competitive market, we assume that the majority of this type of demand will choose to stay in downtown Bloomington. As such, the Holiday Inn and the Courtyard by Marriott are expected to capture a larger share of commercial-related demand. The following factors were considered in our analysis of penetration rates in the commercial individual traveler segment:

- perceived distance from major sources of commercial demand in Bloomington;

- increased competition from downtown Bloomington hotels business as a result of new hotels in the marketplace; and,

- weak brand affiliation, which would generate corporate demand from reservations system.

Throughout the projection period, we estimate that the number of commercial room nights captured at the subject hotel will remain constant at 2,600 room nights. As a result, market penetration at the property is expected to increase slightly from 124 percent in 1996 to 127 percent in 2001. We do not expect that the subject hotel will be able to increase the number of commercial room nights due to the distance of the property from downtown Bloomington and the introduction of new supply in downtown Bloomington.


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Corporate Groups

We estimate that the Clarion Fourwinds Resort and Marina will have the strongest growth in the corporate groups segment. Within the competitive supply, the subject property and the Pointe Golf and Tennis Resort have been the strongest in penetrating this segment of demand. According to management at the subject hotel, these two properties have had strong corporate group demand due to the resort amenities of the facilities. Many corporate groups from the region enjoy the marina attractions at the subject property and the golf course at the Pointe. However, management at the subject hotel indicated that the subject experienced declines in corporate group business in 1995 as a result of the property's need for renovations. We estimate that once the property is renovated, the subject will be able to regain and improve marketshare in this segment. We estimate that the corporate group segment will achieve a 187 percent penetration rate in 1997. This penetration rate is assumed to significantly increase to 215 percent in 1998, due to the completion of renovations at the property. By 2000, in a stabilized year of operation, we estimate that corporate group demand will comprise 21 percent of the hotel's overall demand, or 5,800 room nights.

SMERFs and Other Groups

The SMERFs and Other Groups segment of demand is another important source of business for the competitive market. According to management at the subject hotel and the Bloomington properties within the competitive supply, a large source of this business is university-related. At the Brown County properties and the French Lick Springs Resort, this segment of demand comprises mostly religious groups and some educational groups. SMERFs and other group demand is expected to comprise 32 percent of total demand for year-end 1996. The following factors were important in determining our estimates of penetration for the subject:

-  attraction of the marina for groups and retreats;

- assumptions of continued relationships with the university-related sports teams;


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-  "favorable" room count of property which has been
   desirable for groups wanting to have exclusivity of the hotel;
   and,

-  continued seasonality of demand patterns for this segment.

Management indicated that the facilities and the location of the subject were strong attractions to this segment of demand. Similar to the leisure-related segment of demand, this market segment demand patterns are closely linked to major university events occurring on weekends throughout the school year. As a result, we estimate that growth in this segment will be limited due to seasonality and demand patterns. In 1997, we estimate that the subject hotel will achieve a 133 percent penetration rate. By 2000, when the property reaches stabilization, the Clarion is estimated to achieve a 138 percent penetration rate. Overall, this segment of demand is estimated to comprise 30 percent of total hotel demand, or 8,200 room nights.

The estimated market mix of the subject hotel in a representative year, at 59 percent occupancy, is presented on the following table. We assume the subject property will stabilize by the year
2000, two years after the completion of renovations.

----------------------------------------------------------------------
   Estimated Market Segmentation In A Stabilized Year (2000)
              Clarion Fourwinds Resort and Marina
----------------------------------------------------------------------
                              Occupied      Percent of    Penetration
Market Segment               Room Nights  Total Occupancy     Rate
----------------------------------------------------------------------
Leisure Individual Travelers    10,600            39%           78%
Corporate Individual Travelers   2,600            10%          126%
Corporate Groups                 5,800            21%          236%
SMERFs and Other Groups          8,200            30%          138%
----------------------------------------------------------------------
   Total                        27,200           100%          113%

----------------------------------------------------------------------
Source:  Arthur Andersen/Market Interviews
----------------------------------------------------------------------

Our estimates of the overall market penetration and resulting occupancy for the subject hotel from 1995 through December 31, 2001 are presented on the following table.


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        Estimated Penetration And Occupancy
        Clarion Fourwinds Resort and Marina
-----------------------------------------------------
              Estimated Overall         Estimated
   Year       Penetration Rate          Occupancy
--------------------------------------------------------
   1995             112%                   57%
   1996             102%                   51%
   1997             106%                   52%
   1998             110%                   57%
   1999             112%                   58%
   2000             113%                   59%

   2001             113%                   59%
--------------------------------------------------------
  Source:   Arthur Andersen
--------------------------------------------------------


PROJECTED AVERAGE DAILY ROOM RATE

Growth in the average daily room rate by market segment for the subject hotel is summarized in the following paragraphs.

Leisure Individual Travelers

The average room rate in the leisure individual traveler segment is estimated to be approximately $74.76 in 1996 at the subject hotel. Rates in this segment reflected growth from that achieved in 1995. This stagnation in room rate is reflective of the condition of the facilities at the hotel, and the increased competition from new supply in the marketplace. This segment represents the second highest rate among the demand segments and is estimated to have strong growth in average rate after the completion of property renovations. In 1997, we estimate that the continued need for renovation of the subject hotel and the competition from the newly renovated Pointe Golf and Tennis Resort and the Courtyard by Marriott, will be prohibitive to rate increases. In 1998, we estimate that the subject hotel will be able to increase rates by six percent and in 1999 by four percent as a result of the completion of renovations of the marina and hotel facilities. In 2000 and thereafter, we estimate that average rate increases in the leisure category will be 3.5 percent.


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Commercial Individual Travelers

The average room rate in the commercial individual traveler segment at the subject is estimated to be $58.47 in 1996, reflecting a 3.4 percent decline from 1995. This segment of demand is the most price-sensitive due to the low average rate in downtown Bloomington properties and the need to discount rates to attract corporate travelers to a more distant hotel location. The depressed rates in this segment have also been the result of the addition of new hotels in the budget segment in Bloomington.

We estimate that the rate growth in this segment will continue to be conservative at the subject property. Due to the property's distance from major sources of corporate demand, we assume that the property will be unable to significantly increase rates or room night demand. In 1997 during hotel renovations, we estimate that the average rates for the commercial individual traveler segment will increase by two percent. In 1998 and 1999, we project four percent rate increases in this segment, resulting from completed property refurbishment and more conservative rate growth estimated in the prior years. In 2000 and thereafter, we estimate that the segment will experience rate increases comparable to an assumed rate of inflation of 3.5 percent per year.

Corporate Groups

This segment of demand represents the highest-rated business at the subject hotel. The average room rate in the corporate groups segment is estimated to be approximately $80.16 in 1996 at the subject hotel. This represented a 6.7 percent increase over the rate achieved by this segment in 1995. While average rate increases for the segment were strong between 1995 and 1996, accommodated demand declined in this segment by 1,600 room nights. According to management, the decline in accommodated room nights was attributed to the deteriorating condition of the facilities at the property. Based upon discussions with management, we estimate that upon completion of property renovations, rate growth in the corporate group segment will be strong. In 1997 during renovations, we estimate that segment average rate will increase at a conservative rate of two percent. In 1998 and 1999, we estimate that the average rate for corporate groups will increase five percent per year.


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Thereafter, we estimate that segment average rates will continue to increase by 3.5 percent per year.

SMERFs and Other Groups

The average room rate in the SMERFs and Other Groups segment at the subject hotel was approximately $70.25 in 1996. This represented a strong increase of 14.8 percent over the rate achieved by this segment in 1995. Although this segment of demand is typically considered price-sensitive, it also includes room night accommodations booked during peak periods when rates are higher than average. In addition, many of the sports teams require large room blocks and multiple occupancies, which has aided the hotel in negotiating room rates in the segment.

We estimate that the future increases in SMERFs and other group average rates will be limited to inflationary adjustments, due to the large increase in rate experienced between 1995 and 1996. Throughout the projection period, we have assumed a 3.5 percent increase in rate per year, with the exception of 1998, when we have increased rates by four percent.

The following table presents our estimates of average daily room rate for the Clarion Fourwinds Resort and Marina.

---------------------------------------------------
       Estimated Average Daily Room Rate
      Clarion Fourwinds Resort and Marina
---------------------------------------------------
      Year         Average Rate           % Growth
---------------------------------------------------
 1995 (actual)             $69.55             ----
  1996 (est.)               72.34             4.0%
      1997                  74.50             3.0%
      1998                  78.50             5.4%
      1999                  81.50             3.8%
      2000                  84.50             3.7%
      2001                  87.50             3.6%
---------------------------------------------------
Source:   Arthur Andersen LLP
---------------------------------------------------


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                     D. THE APPRAISAL PROCESS

The purpose of this appraisal is to estimate the "as is" market value the subject property in accordance with accepted value estimating procedure. "The valuation process is a systematic procedure employed to provide the answer to a client's question about real property value. It is a model of appraisal activity, reflecting an understanding of value and the methods used in the value estimation."3

There are three traditional approaches involved in the valuation of real property. These are known as the cost approach, the sales comparison approach, and the income capitalization approach. Each of the three approaches is related to the other, as they involve the gathering and analysis of sales, cost, and income data that pertain to the property being appraised. Although all three valuation procedures are given consideration, the inherent strengths and weaknesses of each approach and the nature of the subject property must be evaluated to determine which will provide the most supportable estimates of market value. The appraiser is then free to select one approach to arrive at a final value estimate.

D.1  THE COST APPROACH

Valuation by the cost approach is based on the principle of substitution. This principle asserts that an informed investor will not pay more for a property than the cost to build a substitute property of equivalent utility. Therefore, the cost approach, when utilized in an appraisal, estimates the cost of reproducing or replacing the subject property including improvements and land, less an allowance for depreciation based upon the physical condition, functionality, and economic environment of the building. Although this approach is particularly applicable to owner-occupied or special-use properties in the absence of an investor market, it also recognizes and establishes the relationship between cost and market-derived values.


---------------

3    American Institute of Real Estate Appraisers, The
     Appraisal of Real Estate Appraisal, Chicago, Illinois, 1989, p.73.


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In the subject appraisal, the property is now operating as a business in the production of income to the various components which comprise the total operation of a hotel and full-service marina. Although the replacement cost of the subject hotel and marina could be established, the estimate of market depreciation is a very subjective consideration which significantly affects the value indication. The depreciation estimate could only be realistically estimated by comparison to other approaches, thereby reducing the cost approach to coincide with one of the other approaches, and losing the objectivity of the approach as a third measure of value. In our opinion, an informed and experienced purchaser would not rely on the cost approach in establishing an indication of market value for the subject property. Therefore, this approach has not been included in our analysis.

D.2  SALES COMPARISON APPROACH

The Sales Comparison Approach estimates market value based upon a comparative analysis of recent sales of improved properties that are similar in function, size, income production, and use to the appraised property. It is important to note that the subject property has facilities unique to the marketplace. While we have made assumptions to adjust for these factors, the consideration of the value determined by the sales comparison approach should only be used as a test reasonableness in value. This approach to value assumes that the market will determine a price for the Clarion Fourwinds Resort and Marina in the same manner that it determines the price for comparable properties. To apply the sales comparison approach, the appraiser employs a number of appraisal techniques, including the principle of substitution which holds that the value of a property that is replaceable in the marketplace tends to be set by the cost of acquiring an equally desirable property. Additional considerations include examination of market conditions prevailing at the time of sale as compared to those at the date of valuation. The following pages explain the application of the sales comparison approach to the subject property.

To develop the sales comparison approach, we researched the subject market and the surrounding region for recent sales of similarly improved properties. We were limited by the lack of truly comparable properties and expanded our search to include both hotel properties


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(only) and one hotel and marina sale. From our research, we have selected several sales for further analysis and direct comparison with the Clarion Fourwinds Resort and Marina. We identified four comparable hotel sales, which are primarily located throughout the midwest and Florida. All the properties identified as comparable sales are affiliated with a major brand similar to the quality of the Clarion brand.

We have made adjustments to the price paid per room on the basis of a comparison of each hotel relative to the subject hotel and marina. Our analysis of the market recognizes primary factors which affect the pricing of hotels including the following:

 1. Transaction Market Conditions: analyzes the condition of the market for hotel transactions and terms of the sale;

 2. Location and Strength of the Local Market: analyzes the market environment in which the hotel competes;

 3. Extent and Quality of the Facilities: analyzes the characteristics of the product offering;

 4. Condition of the Facilities: analyzes the condition and age of the product;

 5. Marina: considers the existence of a marina operation and its contribution to net operating income to the hotel property; and,

 6. Ground Lease: adjusts for the leasehold position at the subject property. All properties were fee simple transactions. The subject hotel is subject to a ground lease. In order to adjust for the premium that would be paid for a fee simple hotel property, we made a downward adjustment to the price of all hotels. This downward adjustment was calculated by using the subject's stabilized ground rent of $294,000, which has been reflected in constant 1996 dollars. This amount was capitalized at 11 percent (based upon the property's assumed terminal capitalization rate) to arrive at a deduction to the comparable sales price of $2.67 million. We deducted this amount from the preliminary adjusted price per room to arrive at the overall adjusted price per room, with a leasehold assumption.

                         SALES COMPARISON ADJUSTMENT GRID
            CLARION FOUR WINDS RESORT AND MARINA; BLOOMINGTON, INDIANA

                                                 Holiday Inn
Hotel Name                     Holiday Inn       (now Select)

Location                       Louisville, KY    Strongsville, OH

Interest Transferred           Fee Simple        Fee Simple

Number of Units (Rooms/Suites)      266             299

Occupancy                           66%             68%

Average Daily Rate                  $72.00          $53.00

Rooms Revenue                    $4,613,717      $3,933,225

Date of Sale                      Aug. 95         Oct. 95

Adjusted Sales Price           $17,100,000     $11,400,000

Adjusted Sales Price Per Room       $64,286         $38,127

Gross Room Revenue Multiplier (GRRM)      3.7       2.9

OTHER ADJUSTMENTS (1)

  Transaction Market Conditions           4.5%      4.5%

  Location & Strength of Local Market     -10.0%    15.0%

  Extent and Quality of the Facilities     10.0%    15.0%

  Condition of the Facilities/Age         -15.0%    -5.0%

  Marina                                   35.0%    35.0%

PRELIMINARY ADJUSTED PRICE PER ROOM     $80,000   $62,700
                                        =======   =======


  Ground Lease Adjustment per Room(2)  ($9,000)  ($8,000)

OVERALL ADJUSTED PRICE PER ROOM        $71,000   $54,700
- LEASEHOLD                            =======   =======



                                                              Mahia Mar Resort &
Hotel Name                                 Hampton Inn          Yachting Club

Location                                   Indianapolis, IN     Fort Lauderdale

Interest Transferred                       Fee Simple           Fee Simple

Number of Units (Rooms/Suites)                  129                  298

Occupancy                                       74%                  85%

Average Daily Rate                              $59.00               $87.00

Rooms Revenue                                $2,066,843           $8,043,542

Date of Sale                                  Sep. 95              Jun. 94

Adjusted Sales Price                       $7,702,000            $30,400,000

Adjusted Sales Price Per Room                   $59,705              $102,013


Gross Room Revenue Multiplier (GRRM)            3.7                  3.8



OTHER ADJUSTMENTS (1)                           4.5%                 9.0%

  Transaction Market Conditions                 -10.0%               -20.0%

  Location & Strength of Local Market            20.0%                -5.0%

  Extent and Quality of the Facilities           -5.0%               -15.0%

  Condition of the Facilities/Age               35.0%                  0.0%

  Marina                                      $86,300               $70,400
                                              =======               =======
PRELIMINARY ADJUSTED PRICE PER ROOM



  Ground Lease Adjustment per Room(2)        ($19,000)              ($8,000)

OVERALL ADJUSTED PRICE PER ROOM               $67,300               $62,400
- LEASEHOLD                                   =======               =======




Note:

(1) A negative adjustment indicates that the comparable sale had a superior location, size & extent of facilities, condition or location than that of the subject. As a result, the sale price must be adjusted downward to make the sale comparable with the subject property. A positive adjustment indicates that the comparable sale was inferior to that of the subject and the price per room must be increased.
(2) Adjustment for ground lease at the subject property. Stabilized rent in constant 1996 dollars was capitalized at 11 percent to arrive at a value of $2.67 million. This value of the ground lease was deducted on a per room basis from each property to adjust for the fee simple position of the comparable sales.




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The following paragraphs briefly present the rationale for the major adjustments made to the price per room of each identified comparable sale.

Holiday Inn (Louisville, Kentucky)

The Holiday Inn located in downtown Louisville, Kentucky was purchased by Ridgewood Properties from Southwest Value Partners and Affiliates for $16,100,000 in August 1995. This hotel is a seven-story, interior-corridor property. At the time of the sale, the buyer intended to spend an additional $1 million to upgrade the property to Holiday Inn core modernization standards. Planned renovations included the relocation of the lounge and a softgoods upgrade of the meeting space and public areas. We have included the cost of this renovation to the sales price resulting in an adjusted sales price of $17,100,000. We have made six additional adjustments to the sales price per room:

  - Transaction Market Conditions: the sales price per room was increased by 4.5 percent. This adjustment accounts for inflation and changes in the market for transactions since August 1995;

  - Location and Strength of Local Market: the sale price per room was decreased by ten percent. The property is situated in downtown Louisville, which is able to command higher occupancy and has a more diverse base of demand. As a result, the market in which this property competes is less prone to seasonality;

  - Extent and Quality of the Facilities: the sale price per room was increased by ten percent. Despite having more meeting space, the subject hotel is a resort, which has superior amenities to this hotel;

  - Condition of the Facilities/ Age: the sale price was decreased by fifteen percent. According to the buyer, this property was in good condition prior to purchase. The additional capital costs to upgrade the facilities to meet core modernization stands indicates that the property is in superior condition to the subject;

  - Marina: the sale price per room was increased by 35 percent. Based upon an analysis of additional net operating income contribution at the subject's marina, this adjustment is deemed appropriate; and,

  - Ground Lease: the adjusted sale price was decreased by $10,000 per room to account for the fee simple transfer.

On the basis of this analysis, the adjusted price per room of the Holiday Inn Louisville is estimated to be $70,000 per room.


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Holiday Inn (Strongsville, Ohio)

This property is located in Strongsville, Ohio, a suburb of Cleveland. The original purchase price of the hotel $7,900,000. The hotel was purchased from International Hotel Investors Limited by Impac Hotel Group with the intention of renovating and upgrading the property to a Holiday Inn Select. The buyer indicated that approximately $3.5 million was spent on the property to renovate/ upgrade the parking lot, public space, meeting space, and replace select casegoods and softgoods in the guestrooms. We have adjusted the original sales price to $11,400,000, or $38,100 per room, to reflect this capital investment. Six additional adjustments were made to the sales price per room:

  - Transaction Market Conditions: the sales price per room was increased by 4.5 percent. This adjustment accounts for inflation and changes which occurred in the market for transactions since October 1995;

  - Location and Strength of Local Market: To reflect this variance, we have increased the sale price per room by fifteen percent. The property is situated in a suburb of Cleveland. This market is price-sensitive as exhibited by the low average rates achieved by the property.

  - Extent and Quality of the Facilities: the sale price per room was increased by fifteen percent. Despite more meeting space, the subject hotel is a resort, which has superior amenities to this comparable hotel;

  - Condition of the Facilities/ Age: the sale price per room was decreased by five percent. According to the buyer, this property was in good condition prior to purchase. The additional capital costs to upgrade the facilities indicate that the property is in better condition than the subject property;

  - Marina: the sale price per room was increased by 35 percent. Based upon an analysis of additional net operating income contribution at the subject's marina, this adjustment is appropriate; and,

  - Ground Lease: the adjusted sale price was decreased by $9,000 per room to account for the fee simple transfer.

On the basis of this analysis, the adjusted price per room of the Holiday Inn Strongsville is estimated to be $53,700 per room.


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Hampton Inn (Indianapolis, IN)

The Hampton Inn, which is located one hour north of the subject hotel, was purchased from U.S. Lodging of Indianapolis, L.P. at a sales price of $7,065,000. The buyer was Equity Inns Partnership, a real estate investment trust. At the time of sale, the property was in good condition, with approximately $637,000 of renovations planned. We have adjusted the original sales price to $7,702,000, or $59,700 per room, to reflect additional capital costs intended for investment into the property. Six additional adjustments were made to the sales price per room:

  - Transaction Market Conditions: the sales price per room was increased by 4.5 percent. This adjustment accounts for inflation and changes which occurred in the market for transactions since September 1995;

  - Location and Strength of Local Market: the sale price per room was decreased by ten percent. The property is situated in Indianapolis, which is a superior market in terms of occupancy and rate to the subject property;

  - Extent and Quality of the Facilities: the sale price per room was increased by twenty percent. This property is a limited-service facility and has fewer amenities in comparison to the subject hotel;

  - Condition of the Facilities/ Age: the sale price per room was decreased by five percent. According to the buyer, this property was in good condition prior to purchase, which is also reflected in the property's original price per room;

  - Marina: the sale price per room was increased by 35 percent. Based upon an analysis of additional net operating income contribution at the subject's marina, this adjustment is appropriate; and,

  - Ground Lease: the sale price per room was decreased by $21,000 per room to account for the fee simple transfer.

On the basis of this analysis, the adjusted price per room of the Hampton Inn is estimated to be $65,300 per room.

Bahia Mar Resort and Yachting Club - now Radisson (Fort Lauderdale, FL)

The Bahia Mar Resort and Yachting Club, which is located in Fort
Lauderdale, Florida, was purchased in June 1994 by RAHN
Properties. The sale transaction involved the purchase of the


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improvements for $16,250,000 and the buy-out of the existing ground lease for $2,500,000 for a total consideration of $18,750,000. The buyer expended an additional $11,650,000 to renovate the facilities. Based upon the additional capital expenditures, we have adjusted the original sales price to reflect an adjusted sales price of $30,400,000. Five additional adjustments were made to the sales price per room:

  - Transaction Market Conditions: the sales price per room was increased by nine percent. This adjustments accounts for inflation and changes which occurred in the market transactions since June 1994;

  - Location and Strength of Local Market: the sale price per room was decreased by twenty percent. Although this comparable hotel is also in a resort market, the Bahia Mar is in a strong market, which achieves higher rates and significantly higher occupancies;

  - Extent and Quality of the Facilities: the sale price per room was decreased by five percent. Although the extent of facilities at this hotel is comparable, the quality of the facilities are superior to that of the subject hotel;

  - Condition of the Facilities/ Age: the sale price per room was decreased by fifteen percent. A major renovation was planned at the property, which upgraded the quality of this facility;

  -  Marina: no adjustment was made to the sale price per room.
     There is a large marina at this property. Although this marina has only 300 slips, it is able to operate year-round, and we estimate that the location of the marina will be able to generate revenue premiums over the subject marina,

  - Ground Lease: the sale price per room was decreased by $9,000 per room to account for the fee simple transfer.

On the basis of this analysis, the adjusted price per room of the Bahia Mar Resort and Yachting Club is estimated to be $61,400 per room.

After adjustments, the comparable hotel sale transactions indicate a unit price range for the subject hotel from $53,700 to $70,000 per room. We have given the most weight on the price per room indications of Holiday Inn, Hampton Inn, and the Bahia Mar Resort and Yachting Club. On the basis of an analysis of these sales, we estimate the market value of the leasehold interest in the subject property by this approach to be approximately $65,600 per room, or $8,270,000 (rounded) as of January 1, 1997.

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D.3  INCOME APPROACH

The income approach to value converts anticipated future benefits into an estimate of present value. In this respect, the process is very similar to pricing in other capital markets. The approach requires the careful estimation of future benefits -- income before debt service, residual values, etc. -- and application of investor yield or return requirements. The income approach brings together reasoned estimates of future revenues and expenses with the investor's yield requirements. These yield requirements, in turn, reflect varieties of risk, including property type, location, local market conditions, and so forth.

Yield and direct capitalization techniques are conventionally used to convert future benefits to value -- the discounted cash flow (DCF) technique and the overall capitalization rate (OAR) technique. The DCF technique entails (1) modeling the future performance of the subject, over a specific holding period, (2) estimating the future value (reversionary value) at the end of the holding period, and (3) converting the stream of periodic benefits and reversionary value, through a discounting process at investor yields, to a present value. The selection of an appropriate discount rate is essential to this process.

By comparison, direct capitalization using an overall rate (OAR) converts a single, "normalized" year's income or income before debt service into a value by dividing the appropriate capitalization rate into the normalized income. Subsequent adjustments are then made to take into consideration variations from normalized operations. In order to value the Clarion Fourwinds Resort and Marina, we have utilized only the discounted cash flow method for the income approach. The direct capitalization method has not been used because most investors do not use it as a tool to analyze value from income. In addition, it is difficult to reflect future increases in occupancy and room rate using direct capitalization. Finally, using a "normalized" or stabilized net operating income is somewhat speculative and can produce erroneous results.

The discussion on the following pages provide a summary of our projection of revenues, expenses, discount rates, capitalization rates, and many of the other assumptions which are incorporated within the income approach. The discussion of revenues and expenses begins


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with an examination of historical trends. Finally, estimates are made with regard to the appropriate projection of revenues, expenses, and capital items.

HISTORICAL FINANCIAL PERFORMANCE

The historical operating results for the subject property are presented on the following two pages. The third page presents the detailed historical operating results for the marina.


Recast of Historical Financial Statements
Clarion Four Winds Resort - Marina Only

                     1994 Actual Income   1995 Actual Income  YTD Oct. 31, 1995    YTD Oct. 31, 1996
                     Amount      Ratio    Amount      Ratio   Amount       Ratio   Amount      Ratio

REVENUES
 Marina (1)          $2,078,938  79.2%  $1,961,639    80.0%   $1,700,601   76.5%  $1,671,119    78.8%
 P.O.L.                 233,919   8.9%     210,529     8.6%      242,129   10.9%     217,457    10.3%
 Boat Rental            124,237   4.7%     106,052     4.3%      106,431    4.8%      87,662     4.1%
 Grocery Store          188,105   7.2%       2,785     7.0%      172,873    7.8%      43,424     6.8%
                     ----------  -----     -------     ----    ---------   -----   ---------    -----
 Total Revenues      $2,625,199   20.8  $2,451,005    20.0%   $2,222,034   23.5%  $2,119,662    21.2%

DEPARTMENTAL
  EXPENSES
 Marina (1)            $600,843  28.9%    $459,797    23.4%     $355,186   20.9%    $278,231    16.6%
 P.O.L.                 181,047  77.4%     155,255    73.7%      195,239   80.6%     156,031    71.8%
 Boat Rental             69,465  55.9%      34,050    32.1%       26,487   24.9%      37,397    42.7%
 Grocery Store          127,944  68.0%     116,166     67.2      115,979   67.1%      17,556    82.0%
                     ----------  -----     -------     ----    ---------   -----   ---------    -----

Total Departmental
   Expenses            $979,299  37.3%    $765,268    31.2%     $692,891   31.2%    $589,215    27.8%

TOTAL DEPARTMENTAL
   INCOME            $1,645,900  62.7%  $1,685,737    68.8%   $1,529,143   68.8%  $1,530,447    72.2%



Notes:
The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen. (1) Marina revenues and expenses in 1994 and 1995 include B.M.T. and Services. These operations were discontinued in 1996 and leased to Boat Sales, Inc.




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ESTIMATED OPERATING RESULTS

Estimates of income and expenses, in current dollars, have been prepared for the subject hotel and marina from January 1, 1997 through December 31, 2007. Our financial projections are based upon an analysis of the historical operating results of the subject and on the performance of comparable hotels. A representative year of operation, expressed in 1996 dollars, is first established and then adjusted to account for inflation and the varying levels of occupancy for each year in the projection period. The representative level of occupancy at the hotel is estimated to be 59 percent. The following paragraphs describe the assumptions and bases of our estimates.

Inflation Assumption

In order to estimate future inflation of revenues and expenses at the subject hotel, we have reviewed the historical inflation of the consumer price index - urban markets (CPI-U).

-----------------------------
    Year           CPI-U
    ----           -----
    1988           4.4%
    1989           4.6%
    1990           6.1%
    1991           3.1%
    1992           2.9%
    1993           2.7%
    1994           2.7%
    1995           2.5%
-----------------------------

On the basis of historical inflation rates and on our estimates of future inflation, we have assumed an inflation assumption of
3.5 percent, compounded annually, from a base year of 1996.

Revenue

      Rooms Revenue is based upon the estimates of average annual occupancy and room rates as described previously in this report.


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      Food Revenue is derived from estimated sales food in
      the restaurant, the galley deli (seasonal), lounge, room service, and banquet facilities. Food revenue also includes any miscellaneous revenue such as corkage fees. Our estimate is based upon an analysis of actual operations of comparable hotels and on historical food sales.

      On the basis of the analysis of the historical operating results and the results of comparable hotels, we assume that the subject hotel will achieve food revenue of $47.00 per occupied room, in 1996 dollars, at a stabilized occupancy of 59 percent. Food revenue is estimated to be 50 percent variable with occupancy and is adjusted to account for inflation and occupancy levels throughout the projection period.

      Beverage Revenue is derived from estimated sales of all alcoholic beverages in the restaurants, galley deli, lounges, room service, and banquet facilities. Our estimate is based upon the actual operations of comparable hotels and upon an analysis of historical beverage sales.

      On the basis of the analysis of the historical operating results and the results of comparable hotels, we assume that the subject hotel will achieve beverage revenue of $13.50 per occupied room, in 1996 dollars, at a stabilized occupancy of 59 percent. Beverage revenue is estimated to be 60 percent variable with occupancy and is adjusted to account for inflation and occupancy levels throughout the projection period.

      Telephone Revenue includes the revenue derived from long distance and local telephone calls, as well as any per call charges applied to credit card or other calls. Revenue in this category is estimated to equal $1.75 per occupied room, in 1996 dollars, at a stabilized occupancy of 59 percent. According to management, the property replaced the telephone switch in 1995, which has improved both revenues and expense ratios in this department. Telephone revenue is estimated to be 100 percent variable with occupancy and is adjusted to account for inflation and varying occupancy levels throughout the projection period.


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      Marina includes all revenue associated with the operation
      of the marina. Within the marina, there are four separate departments including the marina (slip rental), P.O.L. (petroleum, oil, and lubricants), boat rental, and the grocery store. According to management at the property, historical revenues are not necessarily reflective of the future performance of this department. In 1995, several areas formerly operated by the hotel were outsourced and leased to Boat Sales, Inc. As a result, departmental revenues decreased; however, the reduction of expenses has more than offset the loss in revenues which has resulted in improved departmental profits.

      Marina revenue includes all income from full-year, seasonal, and transient slip rental, the lease of Boat
      Sales, Inc., buoy field, bubble storage, and other miscellaneous revenues. In estimating future revenue for this sub-department, we investigated the competitive market for marinas and typical slip rental rates; however, due to lack of comparable marinas within the midwest, we primarily relied upon historical operating revenue. Discussions with the representatives at the subject indicated that there is minimal competition from other marinas within the area due to their distance from each other. These facilities also cater to different markets areas and may compete on a limited basis on a regional level. A summary of other marinas and published slip rental rates is included within the following table:

                              Comparable Marina Rates


                                                    Drive Time
Marina                   Location                    (Hours)      # Slips
-----------------        ------------------         ----------    -------
Subject Fourwinds        Bloomington                     -          880
Subject Fourwinds

Watertown                Ohio River; Dayton,
                         Kentucky                      3.5          474

Jamestown                Lake Cumberland;
                         Kentucky                        7          800
Jamestown

Four Seasons             Ohio River;
                         Cincinnati, OH                3.5          500

Kents Harbor             Brookville Lake;
                         Liberty, IN                   2.5          300
Kents Harbor




                                          Slip Price
                                  ---------------------------
Marina                           10X20      15X40       18X55
-----------------                ------     ------      -----
Subject Fourwinds                $1,060     $3,130
Subject Fourwinds                            4,450      4,450

Watertown
                                  1,500      3,360      4,620

Jamestown
                                    695
Jamestown
                                             2,995
Four Seasons
                                  1,440      2,880      3,960

Kents Harbor
                                  1,075
Kents Harbor                      1,165      2,595



Marina                   Comments
-----------------        ------------------
Subject Fourwinds        Open slips; full year
Subject Fourwinds        Covered slips; full year

Watertown                Open Slips; full year


Jamestown                Open slips; seasonal only

Jamestown                16 X 40; covered slips

Four Seasons             Open Slips

Kents Harbor             Open Slips; no utilities

Kents Harbor             Open Slips; seasonal

Clarion Fourwinds Resort and Marina                          Page 90
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      The preceding table indicates that slip rental rates at the subject marina are comparable to other marinas within the region. According to management, the marina is operating at 100 percent capacity and has a waiting list of several hundred individuals for vacant slips. As a result, we assume that the marina revenues are stabilized and mostly fixed. We assume that in a stabilized year of operation, the marina will generate $1,821,000 in revenues, in constant 1996 dollars. Marina revenues are five percent variable with hotel occupancy to account for some of the effect of hotel demand on transient slip rental revenues.

      P.O.L. includes revenues associated with the sale of gas and oil. Due to the assumed stabilization of marina revenues, we project P.O.L. revenues on the basis of historical operating results. In a stabilized year of operation, P.O.L. sales are estimated to be $225,000, in constant 1996 dollars. P.O.L. revenues are assumed to be 95 percent fixed and have been adjusted to account for inflation and changes in hotel occupancy throughout the projection period.

      Boat Rental is also based upon discussions with management and historical operating performance. Boat rental revenue is derived from boats purchased by the lessee, Boat Sales, Inc., as outlined in the lease agreement. We assume that boat rental revenue will be subject to a greater degree of variability depending upon hotel occupancy in comparison to other marina operations. In a stabilized year of operation, we estimate that boat rental will be $90,000, in constant 1996 dollars. We have assumed that boat rental revenue will be 25 percent variable with the level of occupancy at the hotel.

      The Grocery Store is also a seasonal operation open only between April and October each year. The grocery store is assumed to be stabilized with some variability of sales depending upon hotel occupancy. We assume that grocery store sales will be $165,000 in a stabilized year of operations, in constant 1996 dollars. Grocery store revenue is assumed to be 90 percent fixed and is adjusted to account for inflation and hotel occupancy throughout the projection period.

Clarion Fourwinds Resort and Marina                          Page 91
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      Other Operated Departments includes all revenue
      associated with the operation of vending and movies sales.
      We estimate that revenue in this category will equal
      $35,200, or $1.30 per occupied room, at a stabilized occupancy of 59 percent, in constant 1996 dollars. Other Operated Departmental revenue is estimated to be 100 percent variable with occupancy and is adjusted to account for inflation and varying occupancy levels throughout the projection period.

      Rental and Other Income, Net includes all miscellaneous income (net of expenses) including interest income, concierge commissions, photo commission, and other miscellaneous items. This category also includes rental income from the gift shop, meeting room rental, and audio/ visual rental. According to management, 1995 historical income in this category is not entirely reflective of ROI income due to the accounting department's miscoding of revenues. As a result, we have placed a greater emphasis on ROI for the 1996 period. On the basis of our analysis of historical leases and miscellaneous revenue, we estimate that rental and other income, net of expenses, will be $5.51 per occupied room at a stabilized level of occupancy, in constant 1996 dollars. Revenue in this category is assumed to be 50 percent variable with occupancy and is adjusted to account for inflation and varying occupancy levels throughout the projection period.

Departmental Expenses

      Rooms Departmental Expense includes salaries and wages for the front desk, housekeeping, reservations, bell staff and laundry, plus fringe benefits. Other operating expenses in the rooms department include linen, cleaning supplies, recreation and health club, guest supplies, uniforms, reservations expenses, security, equipment leases and travel agent commissions.

      Rooms department expense is estimated based upon the historical rooms departmental expenditures at the subject hotel, comparisons to other similar properties, and our estimates of occupancy and average rate over the projection period. In order to achieve increased occupancy and average room rates at the hotel,

Clarion Fourwinds Resort and Marina                          Page 92
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      we assume that the rooms departmental expense will increase slightly to improve the quality of the product. Based upon an analysis of historical and comparable hotel departmental expenses and a physical inspection of the property, we have adjusted rooms departmental expense upward from 1995 expense levels. We estimate that rooms departmental expenditures will equal 22.8 percent of departmental sales, in a representative year at 59 percent occupancy. Expenses are estimated to be 70 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

      Food and Beverage Expense includes the cost of goods sold (food and beverages), labor and related benefits, and other operating expenses. Labor costs include departmental management, cooks and kitchen personnel, service staff, banquet staff, and bartenders. Other operating expenses include china, glass, silver, linens, restaurant and kitchen supplies, menus and printing, and special promotions. Labor costs are analyzed on a fixed versus variable basis, as are other operating costs. The cost of goods sold was considered completely variable as a ratio to sales.

      Food and beverage expense is estimated to be 79.5 percent of combined food and beverage revenue in a representative year at 59 percent occupancy. Food and beverage expenditures are estimated to be 40 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

      Telephone Expenses are estimated based upon an analysis of historical operating results at the subject hotel and an on analysis of the expenses of comparable hotels. Based upon discussions with management, telephone expenses have improved at the subject since the installation of a new telephone switch. We estimate that telephone expenditures will equal approximately 57 percent of departmental revenue in a representative year. Telephone expenses are estimated to be 50 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

Clarion Fourwinds Resort and Marina                          Page 93
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      Marina Expenses are estimated based upon the historical
      operating performance at the subject property. As mentioned previously, the hotel leased certain operations to Boat
      Sales, Inc. in 1995. As a result, marina expenses are estimated to be lower as a percentage of departmental sales than in year-end 1995 and 1996. The expenses by sub-department are detailed in the following paragraphs:

      Marina includes payroll, utilities, and other costs associated with the operation of the marina. We assume that these expenses are mostly fixed. Based upon an analysis of expenses for the trailing twelve months ending October 31, 1996, we estimate that marina expenses will be 20 percent of departmental sales. Expenses are assumed to be 90 percent fixed and are adjusted to account for inflation and marina sales throughout the projection period.

      P.O.L. includes the cost of goods sold, payroll expenses, and other expenses associated with the operation of this sub-department. Expenses in this departments are highly variable due to price fluctuations for petroleum. Based upon historical expenses, we estimate that P.O.L. expense will be 72 percent of total departmental sales or $162,000 in a stabilized year of operation, in 1996 dollars. Expenses are assumed to be 75 percent variable and are adjusted to account for inflation and fluctuation of departmental sales throughout the projection period.

      Boat Rental includes the cost of maintaining the pontoon boats, payroll and other expenses. As mentioned earlier, the use of boats are provided by Boat Sales, Inc.; however, the subject hotel is responsible for the maintenance of these boats. Based upon historical expenses we estimate that boat rental expense will be 35 percent of departmental sales in a stabilized year of operation. Expenses are assumed to be 100 percent fixed and are adjusted to account for inflation throughout the projection period.

      Grocery Store expenses include cost of goods sold, payroll and related, and other expenses. Based upon historical expenses, we estimate that total grocery store expense will be 70 percent of total departmental sales. Expenses are assumed to be

Clarion Fourwinds Resort and Marina                          Page 94
--------------------------------------------------------------------


      50 percent fixed and are adjusted to account for inflation and sales volume throughout the projection period.

      Other Operated Departments includes all expenses associated with the operation of vending machines and movie rentals. We assume that departmental expenditures in this category would continue to equal approximately 71 percent of revenue in a stabilized year of operations. Expenses are assumed to be 100 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.


Undistributed Operating Expenses

      Administrative and General Expense includes payroll and related expenses for the general manager, personnel and training, clerical staff, controller and accounting staff. Other administrative and general (A&G) expenses include office supplies, computer services, accounting and legal fees, travel expenses and liability insurance. We reflected these expenses under the fixed component of this expense item. Credit card commissions were classified as an A&G expense, and are directly variable with sales.

      A&G expenses are estimated based upon actual operating results of comparable hotels and historical expenses recorded. Due to the seasonality of the property and the added overhead expense of the marina operation, A&G expenses are higher, on a percentage of total sales, than is typical of the lodging industry. We estimate that A&G expenses will equal approximately 11.6 percent of total sales or $5,700 per available room, at a stabilized occupancy of 59 percent, in constant 1996 dollars. Expenses are estimated to be 90 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

      Marketing Expense includes payroll and related expenses for the sales and marketing staff, direct sales expenses, advertising and promotion, and travel expense

Clarion Fourwinds Resort and Marina                          Page 95
--------------------------------------------------------------------


      for the sales staff. Marketing expenses are estimated based upon actual operating results of comparable hotels and historical expenses recorded. We estimate that marketing expenditures will equal approximately 6.0 percent of total sales, or $2,942 per available room, at a stabilized occupancy of 59 percent, in constant 1996 dollars. Estimates are estimated to be 90 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

      Management Fee Expense is estimated to be four percent of gross revenue on the basis of information provided by Richfield Hospitality Services, Inc.

      Franchise Fee Expense is estimated to be three percent of rooms revenue on the basis of the terms outlined in the franchise agreement with Choice Hotels International.

      Energy Costs includes the expenditure for electricity, fuel, water, waste removal and related operating supplies. Based upon historical energy costs at the subject and the actual energy expenses recorded by comparable hotels, we assume that the energy expense will equal $1,700 per room in a representative year, in constant 1996 dollars. Energy expenditures are estimated to be 90 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

      Property Operations and Maintenance Expense (P.O.M.) includes payroll and related expenses, as well as other expenses necessary for painting, decorating, and repairs of the building, grounds and equipment. This expense is estimated based upon historical property operations and maintenance expenses at the subject hotel and actual expenses at comparable hotels. We estimate that the property, operations, and maintenance expense will equal $2,200 per room in a representative year, in constant 1996 dollars. P.O.M. expenditures are estimated to be 90 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

Clarion Fourwinds Resort and Marina                          Page 96
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Fixed Charges

      Property Taxes are estimated based upon the current property tax assessment and tax bill for the 1995 year, which is payable in 1996. A more detailed analysis of historical and current property taxes is presented earlier in Section B.1 of this report.

      Insurance on building and contents against damage was estimated based upon the expenses incurred at resort properties throughout the hotel industry and comparable hotel operating statements. Discussions with management indicated that the property is currently negotiating to improve existing coverage, especially of the marina. We estimate that insurance costs will equal $400 per available room, in constant 1996 dollars. This reflects a significant increase from insurance costs previously incurred by the subject. Expenses are adjusted to account for inflation throughout the projection period.

      Equipment Rental includes rental of computer equipment, copy machines, fax machines, and other miscellaneous operating equipment. On the basis of historical equipment rental expenditures at the subject hotel, we estimate that equipment rental costs will equal $430 per room, in constant 1996 dollars. Expenses are adjusted to account for inflation throughout the projection period.

      Reserve for Replacement provides a fund for the replacement of furniture, fixtures and equipment. We assume that the reserve for replacement will equal four percent of total revenue throughout the projection period, consistent with industry practice.

      Capital Expenditures are based upon the requirements to renovate the property. These capital expenditures are assumed as a deduction from operating income. A more detailed analysis of the capital expenditures assumed is presented in section B.1 (Description and Analysis of the Property) of this report.

Clarion Fourwinds Resort and Marina                          Page 97
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Income Before Debt Service

Estimated operating results for the subject property to the level of profit before debt service, income taxes, depreciation and other capital costs, are presented on the following pages.



Statement of Estimated
Income and Expenses
                                         1997
                                                      Per Occupied
                     Amount      Ratio    Per Room    Room/Day

Number of Days
  Open/Year                 365
Available Rooms
  (Daily)                   126
Available Rooms
  (Annually)             45,990
Occupancy Percentage               52%
Occupied Rooms           24,100
Average Room Rate                                     72.50

REVENUES
Rooms                $1,747,300  29.8%     $13,867   $75.50
Food                  1,189,100  20.3%       9,437    49.34
Beverage                333,900   5.7%       2,650    13.85
Telephone                43,700   0.7%         347     1.81
Marina (1)            2,364,500  40.4%      18,766    98.11
Minor Operating
  Departments (2)        32,400   0.6%         257     1.34
 Rents and Other
   Income (Net) (3)     146,300   2.5%       1,161     6.07

   Total Revenues    $5,857,200 100.0%     $46,486  $234.04


DEPARTMENTAL
  EXPENSES
Rooms                  $433,900  24.8%      $3,444   $18.00
Food & Beverage       1,227,700  80.6%       9,744    50.94
Telephone                25,100  57.5%         199     1.04
Marina                  695,000  29.4%       5,516    28.84
Minor Operating
  Departments (2)        23,000  71.1%         183     0.95

Total Departmental
   Expenses          $2,404,700  41.4%     $19,085   $99.78

TOTAL DEPARTMENTAL
   INCOME            $3,452,500  58.9%     $27,401  $143.26

UNDISTRIBUTED
  OPERATING EXPENSES
Administrative &
  General              $734,900  12.5%      $5,833   $30.49
Sales and Marketing     379,300   6.5%       3,010    15.74
Management Fees         234,300   4.0%       1,860     9.72
Franchise Fees           52,400   0.9%         416     2.17
Energy                  219,200   3.7%       1,739     9.10
Property Operations
  & Maintenance         283,600   4.8%       2,251    11.77
Total Undistributed
  Operating
    Expenses         $1,903,700  32.5%     $15,109   $78.99
INCOME BEFORE FIXED
  CHARGES            $1,548,800  26.4%     $12,292   $64.27

FIXED CHARGES
Property Taxes          $50,000   0.9%        $397    $2.07
Personal Property Taxes  10,900   0.2%          87     0.45
Insurance                52,200   0.9%         414     2.17
Equipment Rent (4)       56,100   1.0%         445     2.33
Ground Rent             252,000   4.3%       2,000    10.46

  Total Fixed
    Charges            $421,200   7.2%      $3,343   $17,48

INCOME BEFORE
  RESERVES           $1,127,600  19.3%      $8,949   $46.79

Reserve for
  Replacement of
    FF&E               $234,300   4.0%      $1,860    $9.72
Capital Expenditures  1,650,000  28.2%      13,095    68.46
  Total Reserves and
    Capital Exp.     $1,884,300  32.2%     $14,955   $78.19

INCOME BEFORE DEBT
  SERVICE            ($756,700) -12.9%    ($6,006) ($31.40)

Notes
(1)   Includes revenues and expenses from the following areas: Marina, P.O.L. (Petroleum, Oil & Lubricants), Boat Rental, and the
      Grocery Store.
(2)   Includes Movie Rentals and Vending.
(3)   Includes cash discounts, no show revenue, sales tax
      rebates, Interest Income, fax copies, postage, commissions,
      a/v rental, meeting room rental and other rents.








                                         1998
                                                      Per Occupied
                     Amount      Ratio    Per Room    Room/Day

Number of Days
  Open/Year                 365
Available Rooms
  (Daily)                   126
Available Rooms
  (Annually)             45,990
Occupancy Percentage               57%
Occupied Rooms           26,200
Average Room Rate                                     74.50

REVENUES
Rooms                $1,951,900  30.8%     $15,491   $74.50
Food                  1,311,300  20.7%      10,407    50.05
Beverage                373,300   5.9%       2,963    14.25
Telephone                49,100   0.8%         390     1.87
Marina (1)            2,459,000  38.8%      19,516    93.85
Minor Operating
  Departments (2)        36,500   0.6%         290     1.39
 Rents and Other
   Income (Net) (3)     157,600   2.5%       1,251     6.02

   Total Revenues    $6,338,700 100.0%     $50,307  $241.94

DEPARTMENTAL
  EXPENSES
Rooms                  $475,500  24.4%      $3,774   $18.15
Food & Beverage       1,353,200  80.3%      10,740    51.65
Telephone                28,200  57.5%         224     1.08
Marina                  720,500  29.3%       5,718    27.50
Minor Operating
  Departments (2)        25,900  71.0%         206     0.99

Total Departmental
   Expenses           2,603,300  41.4%     $20,661   $99.36

TOTAL DEPARTMENTAL
   INCOME            $3,735,400  58.9%     $29,646  $142.57

UNDISTRIBUTED
  OPERATING EXPENSES
Administrative &
  General              $766,500  12.1%      $6,083   $29,26
Sales and Marketing     395,600   6.2%       3,140    15.10
Management Fees         253,500   4.0%       2,012     9.68
Franchise Fees           58,600   0.9%         465     2.24
Energy                  228,600   3.6%       1,814     8.73
Property Operations
  & Maintenance         295,900   4.7%       2,348    11.29
Total Undistributed
  Operating
  Expenses           $1,998,700  31.5%     $15,863   $76.29
INCOME BEFORE FIXED
  CHARGES            $1,736,700  27.4%     $13,783   $66.29

FIXED CHARGES
Property Taxes          $51,800   0.8%        $411    $1.98
Personal Property Taxes  11,300   0.2%          90     0.43
Insurance                54,000   0.9%         428     2.06
Equipment Rent (4)       58,000   0.9%         461     2.21
Ground Rent             285,700   4.5%       2,267    10.90
  Total Fixed Charges  $460,800   7.3%      $3,657   $17.59

INCOME BEFORE
  RESERVES           $1,275,900  20.1%     $10,126   $48.70

Reserve for
  Replacement of
  FF&E                 $253,500  20.1%     $10,126   $48.70
Capital Expenditures    504,000   8.0%       4,000    19.24
  Total Reserves
  and Capex            $757,500  12.0%      $6,012   $28.91

INCOME BEFORE DEBT
  SERVICE              $518,400   8.2%      $4,114   $19.79






                                         1999
                                                      Per Occupied
                     Amount      Ratio    Per Room    Room/Day

Number of Days
  Open/Year                 365
Available Rooms
  (Daily)                   126
Available Rooms
  (Annually)             45,990
Occupancy Percentage               58%
Occupied Rooms           26,900
Average Room Rate                                     78.50

REVENUES
Rooms                $2,111,700  31.4%     $16,760   $78.50
Food                  1,409,600  20.9%      11,187    52.40
Beverage                404,400   6.0%       3,210    15.03
Telephone                52,200   0.8%         414     1.94
Marina (1)            2,549,100  37.9%      20,231    94.76
Minor Operating
  Departments (2)        38,800   0.6%         308     1.44
 Rents and Other
   Income (Net) (3)     165,300   2.5%       1,312     6.14

   Total Revenues    $6,731,100 100.0%     $53,421  $250.23


DEPARTMENTAL
  EXPENSES
Rooms                  $501,200  23.7%      $3,978   $18.63
Food & Beverage       1,444,100  79.6%      11,461    53.68
Telephone                29,900  57.2%         237     1.11
Marina                  746,100  29.3%       5,921    27.74
Minor Operating
  Departments (2)        27,500  70.9%         218     1.02

Total Departmental
   Expenses          $2,748,800  40.8%     $21,816  $102.19

TOTAL DEPARTMENTAL
   INCOME            $3,982,300  59.2%     $31,606  $148.04

UNDISTRIBUTED
  OPERATING EXPENSES
Administrative &
  General              $795,400  11.8%      $6,313   $29.57
Sales and Marketing     410,500   6.1%       3,258    15.26
Management Fees         269,200   4.0%       2,137    10.01
Franchise Fees           63,400   0.9%         503     2.36
Energy                  237,200   3.5%       1,883     8.82
Property Operations
  & Maintenance         307,000   4.6%       2,436    11.41
Total Undistributed
  Operating
  Expenses           $2,082,700  30.9%     $16,529   $77.42
INCOME BEFORE FIXED
  CHARGES            $1,899,600  28.2%     $15,076   $70.62

FIXED CHARGES
Property Taxes          $53,600   0.8%        $425    $1.99
Personal Property Taxes  11.700   0.2%          93     0.43
Insurance                55,900   0.8%         443     2.08
Equipment Rent (4)       60,100   0.9%         477     2.23
Ground Rent             313,200   4.7%       2,486    11.64
  Total Fixed Charges  $494,500   7.3%      $3,925   $18.38

INCOME BEFORE
  RESERVES           $1,405,100  20.9%     $11,152   $52,23

Reserve for
  Replacement of
  FF&E                 $269,200   4.0%      $2,137   $10.01
Capital Expenditures          0   0.0%           0     0.00
  Total Reserves
  and Capex            $269,200   4.0%      $2,137   $10.01

INCOME BEFORE DEBT
  SERVICE            $1,135,900  16.9%      $9,015   $42.23






Clarion Four Winds

Statement of Estimated
Income and Expenses
                                         2000                                         2000
                                                      Per Occupied                                          Per Occupied
                     Amount      Ratio    Per Room    Room/Day             Amount      Ratio   Per Room       Room/Day

Number of Days
  Open/Year                 365                                               365
Available Rooms
  (Daily)                   126                                               126
Available Rooms
  (Annually)             45,990                                            45,990
Occupancy Percentage               59%                                                   59%
Occupied Rooms           27,200                                            27,200
Average Room Rate                                     82.00                                                 84.50

REVENUES
Rooms (1)            $2,230,400  31.7%     $17,702   $82.00             2,298,400      31.7%   18,241             84.50
Food                  1,467,000  20.9%      11,643    53.93             1,518,300      20.9%   12,050             55.82
Beverage                421,400   6.0%       3,344    15.49               436,100       6.0%    3,461             16.03
Telephone                54,600   0.8%         433     2.01                56,500       0.8%      448             22.08
Marina (1)            2,640,100  37.6%      20,953    97.06             2,732,500      37.6%   21,687            100.46
Minor Operating
  Departments (2)        40,600   0.6%         322     1.49                42,000       0.6%      333              1.54
 Rents and Other
   Income (Net) (3)     172,000   2.4%       1,365     6.32               178,000       2.5%    1,413              6.54

   Total Revenues    $7,026,100 100.0%     $55,763  $258.31             7,261,800       100%  $57,633           $266.98


DEPARTMENTAL
  EXPENSES
Rooms (1)             $5,22,800  23.4%      $4,149   $19.22               541,100      23.5%    4,294            $19.89
Food & Beverage       1,501,200  79.5%      11,914    55.19             1,553,800      79.5%   12,332             57.13
Telephone                31,100  57.0%         247     1.14                32,200      57.0%      256              1.18
Marina                  772,300  29.3%       6,129    28.39               799,400      29.3%    6,344             29.39
Minor Operating
  Departments (2)        28,800  71.0%         229     1.06                29,800      71.0%      237              1.10

Total Departmental
   Expenses          $2,856,200  40.7%     $22,668   105.01             $2,956,300     40.7%   23,463           $108.69

TOTAL DEPARTMENTAL
   INCOME            $4,169,900  59.3%     $33,094  $153.31             $4,305,500     59.3%  $34,171            158.29

UNDISTRIBUTED
  OPERATING EXPENSES
Administrative &
  General              $824,200  11.7%      $6,541   $30.30               $853,000     11.7%   $6,770            $31.36
Sales and Marketing     425,000   6.1%       3,376    15.64                 440,300     6.1%    3,494             16.19
Management Fees         281,000   4.0%       2,230    10.33                 290,500     4.0%    2,306             10.68
Franchise Fees           66,900   1.0%         531     2.46                  69,000     1.0%      548              2.54
Energy                  245,800   3.5%       1,951     9.04                 254,400     3.5%    2,019              9.35
Property Operations
  & Maintenance         318,100   4.5%       2,525    11.69                 329,200     4.5%    2,613             12.10
Total Undistributed
  Operating
  Expenses           $2,161,400  30.8%     $17,154   $79.46              $2,236,400    30.8%  $17,749            $82.22
INCOME BEFORE FIXED
  CHARGES            $2,008,500  28.6%     $15,940   $73.84             $2,069,100     28.5%  $16,421            $76.07

FIXED CHARGES
Property Taxes          $55,500   0.8%        $440    $2.04                $57,400      0.8%     $456             $2.11
Personal Property Taxes  12,100   0.2%          96     0.44                 12,500      0.2%       99              0.46
Insurance                57,800   0.8%         459     2.13                 59,900      0.8%      475              2.20
Equipment Rent (4)       62,200   0.9%         493     2.29                 64,300      0.9%      511              2.36
Ground Rent             333,800   4.8%       2,649    12.27                350,300      4.8%    2,780             12.88
  Total Fixed Charges  $521,400   7.4%      $4,138   $19.17               $544,400      7.5%   $4,321            $20.01

INCOME BEFORE
  RESERVES           $1,487,100  21.2%     $11,802   $54.67             $1,524,700     21.0%  $12,101            $56.06

Reserve for
  Replacement of
  FF&E                 $281,000   4.0%      $2,230   $10.33             $290,500        4.0%   $2,306            $10.68
Capital Expenditures          0   0.0%           0     0.00                    0        0.0%        0              0.00
  Total Reserves
  and Capex            $281,000   4.0%      $2,230   $10.33             $290,500        4.0%   $2,306            $10.68

INCOME BEFORE DEBT
  SERVICE            $1,206,100  17.2%      $9,572   $44.34            $1,234,200      17.0%   $2,306              0.00

Notes
(1)   Includes revenues and expenses from the following areas: Marina, P.O.L. (Petroleum, Oil & Lubricants), Boat Rental, and the
      Grocery Stove.
(2)   Includes Movies Rentals and Vending
(3)   Includes cash discounts, no show revenue, sales tax
      rebates, Interest Income, fax copies, postage, commissions,
      a/v rental, meeting room rental and other rents.








Clarion Four Winds

Statement of Estimated
Income and Expenses
                                         2003                                         2004
                                                      Per Occupied                                          Per Occupied
                     Amount      Ratio    Per Room    Room/Day             Amount      Ratio   Per Room       Room/Day

Number of Days
  Open/Year                 365                                               365
Available Rooms
  (Daily)                   126                                               126
Available Rooms
  (Annually)             45,990                                            45,990
Occupancy Percentage               59%                                                   59%
Occupied Rooms           27,200                                            27,200
Average Room Rate                                     82.00                                                 8     4.50

REVENUES
Rooms (1)            $2,461,600  31.6%     $19,537   $82.00             2,543,200      31.6%   20,184             93.50
Food                  1,626,400  20.9%      12,908    53.93             1,683,300      20.9%   13,360             61.89
Beverage                467,200   6.0%       3,708    15.49               483,600       6.0%    3,838             17.78
Telephone                60,500   0.8%         480     2.01                62,600       0.8%      497               230
Marina (1)            2,927,200  37.6%      23,232    97.06             3,029,700     37.77%   24,045            111.39
Minor Operating
  Departments (2)        45,000   0.6%         357     1.49                46,000       0.6%      370              1.71
 Rents and Other
   Income (Net) (3)     190,000   2.5%       1,513     6.32               197,300       2.5%    1,566              7.25

   Total Revenues    $7,778,500 100.0%     $61,734  $285.97             8,046.300       100%  $63,860           $295.82


DEPARTMENTAL
  EXPENSES
Rooms (1)             $5,79,600  23.5%      $4,600   $21.31               599,900      23.6%    4,761            $22.06
Food & Beverage       1,664,500  79.5%      13,210    61.19             1,722,800      79.5%   13,673             63.34
Telephone                34,500  57.0%         274     1.27                35,700      57.0%      283              1.31
Marina                  854,400  29.3%       6,797    31.49               886,300      29.3%    7,034             32.58
Minor Operating
  Departments (2)        31,900  70.9%         253     1.17                33,000      70.8%      262              1.21

Total Departmental
   Expenses          $3,166,900  40.7%     $25,134   116.43             $3,277,700     40.7%   26,013           $120.50

TOTAL DEPARTMENTAL
   INCOME            $4,611,600  59.3%     $33,600  $169.54             $4,768,600     59.3%  $37,846            175.32

UNDISTRIBUTED
  OPERATING EXPENSES
Administrative &
  General              $913,800  11.7%      $7,252   $33.60               $945,800     11.8%   $7,506            $34.77
Sales and Marketing     471,600   6.1%       3,743    17.34                 488,100     6.1%    3,874             17.94
Management Fees         311,100   4.0%       2,469    11.44                 321.900     4.0%    2,555             11.83
Franchise Fees           73,900   1.0%         587     2.72                  76,300     0.9%      606              2.81
Energy                  272,500   3.5%       2,163    10.02                 282,100     3.5%    2,239             10.37
Property Operations
  & Maintenance         352,700   4.5%       2,799    12.97                 365,000     4.5%    2,897             13.42
Total Undistributed
  Operating
  Expenses           $2,395,600  30.8%     $19,103   $88.07              $2,479,200    30.8%  $19,676            $91.15
INCOME BEFORE FIXED
  CHARGES            $2,216,000  28.5%     $17,587   $81.47             $2,289,400     30.8%  $19,676            $91.15

FIXED CHARGES
Property Taxes          $61,500   0.8%        $488    $2.26                $63,700      0.8%     $505             $2.34
Personal Property Taxes  13,400   0.2%         106     0.49                 13,900      0.2%      110              0.51
Insurance                64,100   0.8%         509     2.36                 66,400      0.8%      527              2.44
Equipment Rent (4)       68,900   0.9%         547     2.53                 71,300      0.9%      566              2.62
Ground Rent             386,500   5.0%       2,978    14.21                405,200      5.0%    3,082             14.90
  Total Fixed Charges  $594,400   7.6%      $4,717   $21.85               $620,500      7.7%   $4,925            $22.81

INCOME BEFORE
  RESERVES           $1,621,600  20.8%     $12,870   $59.62             $1,668,900     20.7%  $13,245            $61.36

Reserve for
  Replacement of
  FF&E                 $311,000   4.0%      $2,469   $11.44             $321,900        4.0%   $2,555            $11.83
Capital Expenditures          0   0.0%           0     0.00                    0        0.0%        0              0.00
  Total Reserves
  and Capex            $311,000   4.0%      $2,469   $11.44             $321,900        4.0%   $2,555            $11.83

INCOME BEFORE DEBT
  SERVICE            $1,310,500  16.8%     $10,401   $48.18            $1,347,000      16.7% $10,6906             49.52

Notes
(1)   Includes revenues and expenses from the following areas: Marina, P.O.L. (Petroleum, Oil & Lubricants), Boat Rental, and the
      Grocery Stove.
(2)   Includes Movies Rentals and Vending
(3)   Includes cash discounts, no show revenue, sales tax
      rebates, Interest Income, fax copies, postage, commissions,
      a/v rental, meeting room rental and other rents.








2005
                                                      Per Occupied
                     Amount      Ratio    Per Room    Room/Day

Number of Days
  Open/Year                 365
Available Rooms
  (Daily)                   126
Available Rooms
  (Annually)             45,990
Occupancy Percentage               59%
Occupied Rooms           27,200
Average Room Rate                                     82.00

REVENUES
Rooms (1)            $2,638,400  31.7%     $20,940   $97.00
Food                  1,742,200  20.9%      13,827    64.05
Beverage                500,500   6.0%       3,972    18.40
Telephone                64,800   0.8%         514     2.38
Marina (1)            3,135,700  37.6%      24,887   115.28
Minor Operating
  Departments (2)        48,200   0.6%         383     1.77
 Rents and Other
   Income (Net) (3)     204,200   2.5%       1,621     7.51

   Total Revenues    $8,334,100 100.0%     $66,143 $3206.40


DEPARTMENTAL
  EXPENSES
Rooms (1)              $620,900  23.5%      $4,928   $22.83
Food & Beverage       1,783,100  79.5%      14,152    65.56
Telephone                36,900  56.9%         293     1.36
Marina                  917,400  29.3%       7,281    33.73
Minor Operating
  Departments (2)        34,200  71.0%         271     1.26

Total Departmental
   Expenses          $3,392,500  40.7%     $26,925   124.72

TOTAL DEPARTMENTAL
   INCOME            $4,941,500  59.3%     $39,218  $181.67

UNDISTRIBUTED
  OPERATING EXPENSES
Administrative &
  General              $978,900  11.7%      $7,769   $35.99
Sales and Marketing     505,200   6.1%       4,010    18.57
Management Fees         333,400   4.0%       2,646    12.26
Franchise Fees           79,200   1.0%         629     2.91
Energy                  291,900   3.5%       2,317    10.73
Property Operations
  & Maintenance         377,800   4.5%       2,998    13.89
Total Undistributed
  Operating
  Expenses           $2,566,400  30.8%     $20,368   $94.35
INCOME BEFORE FIXED
  CHARGES            $2,375,100  28.5%     $18,850   $87.32

FIXED CHARGES
Property Taxes          $65,900   0.8%        $523    $2.42
Personal Property Taxes  14,400   0.2%         114     0.55
Insurance                68,700   0.8%         545     2.53
Equipment Rent (4)       73,800   0.9%         586     2.71
Ground Rent             425,400   5.1%       3,190    15.64
  Total Fixed Charges  $648,200   7.8%      $5,144   $23.83

INCOME BEFORE
  RESERVES           $1,726,900 20-.7%     $13,706   $63.49

Reserve for
  Replacement of
  FF&E                 $333,400   4.0%      $2,646   $12.26
Capital Expenditures          0   0.0%           0     0.00
  Total Reserves
  and Capex            $333,400   4.0%      $2,646   $12.26

INCOME BEFORE DEBT
  SERVICE           $1,393S,500  16.7%     $11,060   $51.23







Clarion Four Winds



                                         2006
                                                      Per Occupied
                     Amount      Ratio    Per Room    Room/Day

Number of Days
  Open/Year                 365
Available Rooms
  (Daily)                   126
Available Rooms
  (Annually)             45,990
Occupancy Percentage               59%
Occupied Rooms           27,200
Average Room Rate                                    100.50

REVENUES
Rooms                $2,733,600  31.7%     $21,695  $100.50
Food                  1,803,200  20.9%      14,311    66.29
Beverage                518,000   6.0%       4,111    19.04
Telephone                67,100   0.8%         533     2.47
Marina (1)            3,245,400  37.6%      25,757   119.32
Minor Operating
  Departments (2)        49,900   0.6%         396     1.83
 Rents and Other
   Income (Net) (3)     211,300   2.4%       1,677     7.77

   Total Revenues    $8,628,500 100.0%     $68,480  $317.22


DEPARTMENTAL
  EXPENSES
Rooms                  $642,600  23.5%      $5,100   $23.63
Food & Beverage       1,845,500  79.5%      14,647    67.85
Telephone                38,200  56.9%         303     1.40
Marina                  949,500  29.3%       7,536    34.91
Minor Operating
  Departments (2)        35,400  70.9%         281     1.30

Total Departmental
   Expenses          $3,511,200  40.7%     $27,867  $129.09

TOTAL DEPARTMENTAL
   INCOME            $5,117,300  59.3%     $40,613  $188.14

UNDISTRIBUTED
  OPERATING EXPENSES
Administrative &
  General            $1,013,200  11.7%      $8,041   $37.25
Sales and Marketing     522,900   6.1%       4,150    19.22
Management Fees         345,100   4.0%       2,739    12.69
Franchise Fees           82,000   1.0%         651     3.01
Energy                  302,200   3.5%       2,398    11.11
Property Operations
  & Maintenance         391,000   4.5%       3,103    14.38
Total Undistributed
  Operating
  Expenses           $2,656,400  30.8%     $21,083   $97.66
INCOME BEFORE FIXED
  CHARGES            $2,460,900  28.5%     $19,531   $90.47

FIXED CHARGES
Property Taxes          $68,200   0.8%        $541    $2.51
Personal Property Taxes  14,900   0.2%         118     0.55
Insurance                71,100   0.8%         564     2.61
Equipment Rent (4)       76,400   0.9%         607     2.81
Ground Rent             446,000   5.2%       3,302    16.40
  Total Fixed Charges  $676,600   7.8%      $5,370   $24.88

INCOME BEFORE
  RESERVES           $1,784,300  20.7%     $14,161   $65,60

Reserve for
  Replacement of
  FF&E                 $345,100   4.0%      $2,739   $12.69
Capital Expenditures          0   0.0%           0     0.00
  Total Reserves
  and Capex            $345,100   4.0%      $2,739   $12.69

INCOME BEFORE DEBT
  SERVICE            $1,439,200  16.7%     $11,422   $52.91









                                         2007
                                                      Per Occupied
                     Amount      Ratio    Per Room    Room/Day

Number of Days
  Open/Year                 365
Available Rooms
  (Daily)                   126
Available Rooms
  (Annually)             45,990
Occupancy Percentage               59%
Occupied Rooms           27,200
Average Room Rate                                    104.00

REVENUES
Rooms                $2,828,800  31.7%     $22,451  $104.00
Food                  1,866,300  20.9%      14,812    68.61
Beverage                536,100   6.0%       4,255    19.71
Telephone                69,400   0.8%         551     2.55
Marina (1)            3,359,000  37.6%      26,659   123.49
Minor Operating
  Departments (2)        51,600   0.6%         410     1.90
 Rents and Other
   Income (Net) (3)     218,700   2.4%       1,736     8.04

   Total Revenues    $8,929,900 100.0%     $70,872  $328.31


DEPARTMENTAL
  EXPENSES
Rooms                  $665,100  23.5%      $5,279   $24.45
Food & Beverage       1,910,100  79.5%      15,160    70.22
Telephone                39,500  56.9%         313     1.45
Marina                  982,800  29.3%       7,800    36.13
Minor Operating
  Departments (2)        36,600  70.9%         290     1.35

Total Departmental
   Expenses          $3,634,100  40.7%     $28,842  $133.61

TOTAL DEPARTMENTAL
   INCOME            $5,295,800  59.3%     $42,030  $194.70

UNDISTRIBUTED
  OPERATING EXPENSES
Administrative &
  General            $1,048,700  11.7%      $8,323   $38.56
Sales and Marketing     541,200   6.1%       4,295    19.90
Management Fees         357,200   4.0%       2,835    13.13
Franchise Fees           84,900   1.0%         674     3.12
Energy                  312,700   3.5%       2,482    11.50
Property Operations
  & Maintenance         404.700   4.5%       3,212    14.88
Total Undistributed
  Operating
  Expenses           $2,749,400  28.5%     $20,210   $93.62
INCOME BEFORE FIXED
  CHARGES            $2,546,400  28.5%     $20,210   $93.62

FIXED CHARGES
Property Taxes          $70,600   0.8%        $560    $2.60
Personal Property Taxes  15,400   0.2%         122     0.57
Insurance                73,600   0.8%         584     2.71
Equipment Rent (4)       79,100   0.9%         628     2.91
Ground Rent             467,100   5.2%       3,418    17.17
  Total Fixed Charges  $705,800   7.9%      $5,602   $25.95

INCOME BEFORE
  RESERVES           $1,840,600  20.6%     $14,608   $67.67


Reserve for
  Replacement of
  FF&E                 $357,200   4.0%      $2,835   $13.13
Capital Expenditures          0   0.0%           0     0.00
  Total Reserves
  and Capex            $357,200   4.0%      $2,835   $13.13

INCOME BEFORE DEBT
  SERVICE            $1,483,400  16.6%     $11,773   $54,54





Clarion Fourwinds Resort and Marina                         Page 102
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INVESTMENT CLIMATE OVERVIEW

In establishing valuation parameters to apply to the projected operating cash flow from the proposed property, we have researched the current market for hotel investments. Arthur Andersen conducts a survey of a select group of hotel companies, investors, developers, investment bankers, and brokers. Our most recent survey was conducted at the end of the third quarter of 1996.

Our surveys indicate that the investment climate has undergone significant changes over the last five years. After the economic recession in the early 1990s, the number of hotel sales transactions increased significantly between 1993 and 1995. The price per room of lodging property has increased significantly as well. In the early 1990s, the primary buyers of hotel assets were opportunity funds and individual investors lured by the low prices as a percentage of the replacement cost. New lodging REITs, established in the early 1990s, also began to invest heavily into hotel assets. During 1995 and 1996 the larger REITs (such as Patriot American Hospitality; Starwood Lodging Trust; FelCor Suite Hotels, Inc.; and HPT) accounted for a large share of the transactions involving full-service lodging properties. These organizations must maintain the level of acquisition achieved in the past and, therefore, have been paying increasingly higher prices for lodging assets. In addition, many of the recent REIT acquisitions were completed as part of a portfolio which, attracted by the opportunity to purchase more assets in one fell swoop, often resulted in aggressive pricing parameters.

As the health of the overall U.S. lodging industry has improved, so has the interest in acquiring lodging assets. The activity of the REITs, combined with the strategic interests of hotel companies and the interest of equity investors, has resulted in a competitive acquisition market.

These changes in the investment market have resulted in a significant shift in the criteria used to evaluate a potential transaction. Terminal capitalization and discount rates assumed, which averaged 11-12 percent and 14-16 percent, respectively in 1991, decreased to an average of 10-11 percent and 12-13 percent, respectively in early 1996. Investors interviewed in the third quarter of 1996, however, indicated that investment parameters may currently be at the "low-point" of

Clarion Fourwinds Resort and Marina                         Page 103
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this real estate cycle. Investors interviewed admitted that although recent acquisitions have been structured using aggressive investment parameters, they are likely to re-evaluate the assumptions and investment parameters used in the near future.

The following table summarizes the results of our investor survey completed at the end of the Third Quarter 1996.

------------------------------------------------------------
Arthur Andersen Hotel Investor Survey - Third Quarter 1996
------------------------------------------------------------

                                           Range

Free and Clear Discount Rates             12.0%-15.0%

Terminal Capitalization Rates             10.0%-12.5%

Going-In Capitalization Rates             10.0%-11.0%

Equity Return Req. (leveraged)            20.0%-30.0%

Equity Return Req. (unleveraged)          12.0%-18.0%

Cash on Cash Return Requirements          10.0%-17.5%
------------------------------------------------------------


DISCOUNTED CASH FLOW ANALYSIS

The discounted cash flow (DCF) technique converts the projected stream of benefits, either before or after financing, as appropriate, into a present value. Once the projection of net income or cash flow is accomplished, a discount rate and capitalization rate at reversion must be chosen. The selection of these rates is necessarily subjective, since investor criteria for the acquisition of real property is subject to variation, and no organized property exchange exists.

Discount Rates

A free and clear discount rate is used to discount future earnings without regard to any leverage or financing. Since there has been a general lack of hotel financing over the last several years, most of the larger hotel transactions have involved all-cash purchases. Discount rates (or internal rate-of-return requirements) typically vary by a number of factors: long-term investor-return requirements on alternative investments; type and motivation of investor;

Clarion Fourwinds Resort and Marina                         Page 103
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property type -- e.g., hotel, apartments, etc.; and local market area conditions. Our survey of hotel investor criteria indicated that investors are currently assuming discount rates that range from 12 to 15 percent. Consideration of the discount rate for the subject property necessitates an analysis of the return requirements associated with both hotels in the region and full-service marinas. Both components of operation are considered stable and have been in existence for an average of twenty-five years. After giving full consideration to the investor survey as well as to the unique qualities of the property being appraised, its competitiveness in its market place, and the stability of the general market conditions, a discount rate of 13.0 percent, applied to income before debt service, is judged to be appropriate.

Terminal Capitalization Rates

The "exit" capitalization rate at reversion is used to convert the projected stream of income beyond the last year of the projection period into a value at the end of the projection period. Our investor survey revealed capitalization rates ranging from 10.0 to 12.5 percent. The property is an older property of average quality, which is encumbered by a ground lease. We have also given consideration of the overall stability of the demand for lodging in the marketplace and the value of the marina component in the subject. According to Douglas Norvell, a professor from Western Illinois University who has authored several books on the marina industry, average capitalization rates for marinas are ten percent.4 In the early 1990s, average capitalization rates for hotels were comparable to marinas. As a result, we have assumed the capitalization rate for the subject on the basis of a combined analysis of hotels and marinas. The subject hotel and marina is an older facility, which is not of the quality associated with higher-end resorts. Given these considerations, a 11.0 percent capitalization rate has been adjusted upwards by 100 basis points to account for the ground lease. At the residual date in 2006, the subject hotel will have only 24 years remaining on the lease agreement. As mentioned earlier in this report, there is no guarantee that this lease will be renewed. On the basis of this analysis, a terminal capitalization rate of 12.0 percent is judged to be appropriate for the subject hotel and marina.


------------------
4    "Marinas - More Than a Place to Dock," Real Estate
      Perspectives.  March 15, 1991, Page 5.


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Conclusion by Discounted Cash Flow Analysis

Application of the discounted cash flow technique to the total projected net income for the appraised property yields a market value estimate of the leasehold interest in the subject of $8,030,000. The table on the following page presents our discounted cash flow analysis.

                  Discounted Cash Flow Analysis
                    Clarion Four Winds Resort
                         Bloomington, IN

Year      Income        Residual       Discount    Net Present
          Before Debt   Value(1)       Factor(2)   Value Income
          Service                      &(3)        Before Debt
                             Service

1997      ($756,700)                    0.8850      ($669,646)
1998        518,400                     0.7831        405,983
1999      1,135,900                     0.6931        787,236
2000      1,206,100                     0.6133        739,724
2001      1,234,200                     0.5428        669,874
2002      1,273,000                     0.4803        611,445
2003      1,310,500                     0.4251        557,042
2004      1,347,000                     0.3762        506,687
2005      1,393,500                     0.3329        463,875
2006      1,439,200   $11,990,817(4)    0.2946      3,956,326
                                                   ----------


                        Value at January 1, 1997:  $8,030,000
                                  Value Per Room:     $63,730

Notes:
(1) Income Before Debt Service in the exit year was capitalized at 12.0 percent.
(2) Income was discounted to net present value using a 13.0 percent discount rate.
(3)   Analysis uses end-point discounting.
(4)   A sales commission of 3.0 percent was assumed.




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            E. RECONCILIATION AND FINAL VALUE ESTIMATE

Valuation of the appraised property has been developed by the direct sales comparison approach and the income approach. Various appraisal techniques and methods were utilized in these analyses and estimates of the value of the leasehold estate derived by each approach is summarized as follows:

-------------------------------------------------------
                             Amount     Price Per Room
                             ------     --------------

Cost Approach                   N/A               N/A

Sales Comparison
 Approach                $8,270,000           $65,634

Income Approach          $8,030,000           $63,730

----------------------------------------------------------


The Cost Approach is most useful when valuing new or nearly new properties or when appraising special purpose properties. The reliability of this approach is diminished as buildings and other forms of improvement increase in age and begin to depreciate. The resulting loss in value becomes increasingly difficult to accurately quantify. Given the age and significant assumed depreciation of the subject, the cost approach was therefore not utilized in valuing the subject property.

The Sales Comparison Approach is frequently a good indicator of value, especially when a sufficient number of relevant transactions with reliable information on each is available. As mentioned previously, exact comparable sales were difficult to obtain given the unique qualities of the subject property. The sales comparison approach was used as an indicator of the reliability of results obtained from the income capitalization approach.

The income capitalization approach is generally considered the most applicable method for estimating the value of investment properties, as it incorporates the economic motivations of buyers and sellers in the analysis. The reliability of this approach is enhanced when adequate data are available to assure proper development of the income, expense, and capitalization rate analyses.


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Based upon the research and analyses performed in the development of these approaches, and with primary emphasis on the income approach, it is our opinion that the market value of the leasehold interest in the appraised property as a going concern, as of January 1, 1997 is:

            -- EIGHT MILLION THIRTY THOUSAND DOLLARS --

                           ($8,030,000)

In accordance with the Uniform Standards of Professional Appraisal Practice (USPAP), prepared by The Appraisal Standards Board of The Appraisal Foundation, it is necessary to identify and separately value any personal property, fixtures, or intangible items that are not real property but are included in the appraisal. Personal property and fixtures in a hotel consists of a variety of components including bedroom case-goods, bathroom fixtures, restaurant and kitchen equipment, signage, computers and other related items. Our physical inspection of the property indicated that these items were generally in average condition relative to the age of the property.

We estimate that the replacement cost for the furniture, fixtures, and equipment at the subject hotel is approximately $10,000 per room, in constant 1996 dollars. This estimate is based upon industry averages. We have assumed a replacement of FF&E throughout the property which is included in the property renovations during 1998. Assuming an average useful life of eight years and an effective age of six years, the value of the furniture, fixtures, and equipment is estimated to be approximately $2,500 per room. On the basis of this analysis, the value of the personal property for the subject hotel is estimated to be $315,000.

Since a hotel's furniture, fixtures, and equipment is such an integral component of the facility's ability to generate income and is seldom removed from the property or sold separately, the value produced by the separation of the personal property component from the real property is not particularly meaningful.

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                            F. ADDENDA


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                    F.1 HOTEL SALES COMPARABLES


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Clarion Fourwinds Resort and Marina




     Name:                        HOLIDAY INN

     Location:                    1325 Hurstbourne Lane
                                  Louisville, Kentucky

     Grantor (Seller):            Southwest Value Partners and
                                  Affiliates (Arizona)

     Grantee (Buyer):             Ridgewood Properties

     Date of Sale:                August 1995

     Sales Price:                 $16,100,000

     Adjusted Sales Price
    (with renovations)            $17,100,100

     Property Rights Conveyed:    Fee Simple

     Number of Rooms:             266

     Year Built:                  Built in phases between 1960s
                                  through 1970s

     Adjusted Price per Room:     $65,300

     Occupancy (TTM 8/95):        66 percent

     Average Rate  (TTM 8/95):    $72.00

     Est. Gross Room Revenue:     $4,613,700

     Est. Net Income Before Debt
     Svc.:                        N/A:

     Overall Capitalization Rate: 12.5%

     Comments:


     This hotel is a seven-story interior corridor hotel located in downtown Louisville. Facilities included a restaurant, a lounge, 11,000 square feet of meeting space, a pool and a fitness center. According to the buyer, the property was in good condition at the time of sale. However, a renovation of $1 million was planned in order to meet core modernization standards of Holiday Inn Worldwide, the franchisor. Renovations included relocation of the lounge, and a soft goods upgrade to the meeting space and public areas.

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     Name:                        HOLIDAY INN (NOW HOLIDAY INN SELECT)

     Location:                    15471 Royalton Road
                                  Strongsville, Ohio

     Grantor (Seller):            International Hotel Investors Limited

     Grantee (Buyer):             Impac Hotel Group

     Date of Sale:                October 5, 1995

     Sales Price:                 $7,900,000

     Adjusted Sales Price
     (with renovations):          $11,400,000

     Property Rights Conveyed:    Fee Simple

     Number of Rooms:             299

     Year Built:                  1972

     Adjusted Price per Room:     $38,100

     Occupancy (TTM 10/95):       68 percent

     Average Rate  (TTM 10/95):   $53.00

     Est. Gross Room Revenue
     (TTM 10/95)                  $3,933,200

     Est. Net Income Before
     Debt Svc.
     (TTM 10/95):                 $875,000

     Overall Capitalization Rate: 7.7%

     Comments:


     Facilities at this hotel included a restaurant and a lounge, an indoor/ outdoor pool, an exercise room, meeting space accommodating 1,000 people, and transportation to the airport. At the time of sale, the new owners planned to upgrade the property from a core Holiday Inn brand to the Holiday Inn Select affiliation. A $3.5 million renovation included the casegood and soft good replacement in guestrooms and upgrade of the public space, meeting space, and the lounge. The property's surface parking lot was also renovated.

Clarion Fourwinds Resort and Marina
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     Name:                        HAMPTON INN

     Location:                    6817 East 82nd Street
                                  Indianapolis, Indiana

     Grantor (Seller):            U.S. Lodging of Indianapolis, LP

     Grantee (Buyer):             Equity Inns Partnership (Equity
                                  Inns - the REIT)

     Date of Sale:                September 1995

     Sales Price:                 $7,065,000

     Adjusted Sales Price
     (with renovations)           $7,702,000:

     Property Rights Conveyed:    Fee Simple

     Number of Rooms:             129

     Year Built:                  1987

     Price per Room:              $59,700

     Occupancy (TTM 9/95):        74 percent

     Average Rate  (TTM 9/95):    $59.00

     Est. Gross Room Revenue
     (TTM 9/95)                   $2,067,800

     Est. Net Income Before
     Debt Svc.
     (TTM 9/95):                  $886,700

     Overall Capitalization Rate: 11.5%

     Comments:


     This hotel is located in the Castleton area of Indianapolis with visibility from Interstate 69. The site includes a retention pond, which reduces the amount of usable land from
     3.37 acres to 3.0 acres. A total of six facilities, including this transaction were purchased by the buyer at about the buyer. Five of these hotels were purchased from related parties; however, the buyer did not consider the purchases to be a package deal.

Clarion Fourwinds Resort and Marina
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     Name:                        BAHIA MAR RESORT AND YACHTING CENTER
                                  (NOW RADISSON)

     Location:                    801 Seabreeze Boulevard
                                  Fort Lauderdale, Florida

     Grantor (Seller):            Bahia Mar Yachting Center, Inc.

     Grantee (Buyer):             RAHN Properties

     Date of Sale:                June 1994

     Sales Price:                 $18,750,000

     Adjusted Sales Price
     (with renovations):          $30,400,000

     Property Rights Conveyed:    Fee Simple

     Number of Rooms:             298

     Year Built:                  1966 and 1977

     Price per Room:              $102,000

     Occupancy (1992):            85 percent

     Average Rate  (1992):        $87.00

     Est. Gross Room Revenue
     (1992):                      $8,043,500

     Est. Net Operating Income
     (1992)                       N/A:

     Overall Capitalization Rate: N/A


Comments: The sale of this property included a restaurant, a lounge, 7,713 square feet of meeting space, a health club, a pool with surrounding deck, and a Jacuzzi. The resort was purchased out of foreclosure, of which, the original loan on the property was for $32 million subject to a ground lease. The sale transaction involved the purchase of the improvements for $16,250,000 and the buy-out of the existing ground lease for $2,500,000 for a total consideration of $18,750,000. A renovation of $11,650,000 was expended on upgrading the facilities at the resort. The seller's accounting department adjusted the stated consideration downward by $553,000 to reflect favorable financing provided by the seller.

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                 F.2 SUBJECT PROPERTY PHOTOGRAPHS

Clarion Fourwinds Resort and Marina
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                     Subject Property Exterior











                        Renovated Guestroom

Clarion Fourwinds Resort and Marina
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                       Tradewinds Restaurant











                           Meeting Space

Clarion Fourwinds Resort and Marina
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                        View of the Marina











      View of the marina building leased to Boat Sales, Inc.

Clarion Fourwinds Resort and Marina
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                 F.3 COMPETITIVE HOTEL PHOTOGRAPHS

Clarion Fourwinds Resort and Marina
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                 The Pointe Golf and Tennis Resort









                    French Lick Springs Resort




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                         Brown County Inn









                     Paste Photograph #4 Here











              The Seasons Lodge and Conference Center

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                            Holiday Inn










                       Courtyard by Marriott

Clarion Fourwinds Resort and Marina
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                  F.4 PROPERTY LEGAL DESCRIPTION

                 LEGAL DESCRIPTION OF THE PROPERTY


TRACT I:  A part of the East half of Section 26, Township 7
North, Range 1 West, Monroe County, Indiana, described as follows:

Commencing at the northwest corner of the northeast quarter of said Section 2b; thence SOUTH 88 degrees 44 minutes EAST 1168.76 feet to the east right-of-way of Fairfax Road, said point being the point of beginning; thence SOUTH 5 degrees 14 minutes WEST for a distance of 227.91 feet; thence around a curve to the left for a distance of 187.78 feet, said curve having a radius of
484.31 feet and a deflection angle of 22 degrees 13 minutes; thence SOUTH 16 degrees 59 minutes EAST for a distance of 292.00 feet; thence around a curve to the left for a distance of 141.90 feet, said curve having a radius of 500.33 feet and a deflection angle of 16 degrees 15 minutes; thence SOUTH 33 degrees 14 minutes EAST for a distance of 155.35 feet; thence around a curve to the left for a distance of 205.16 feet, said curve having a radius of 476.50 feet and a deflection angle of 24 degrees 40 minutes; thence SOUTH 57 degrees 54 minutes EAST for a distance of 58.18 feet; thence around a curve to the right for a distance of 209.00 feet, said curve having a radius of 315.13 feet and a deflection angle of 38 degrees 00 minutes; thence SOUTH 19 degrees 54 minutes EAST for a distance of 180.21 feet, thence around a curve to the right for a distance of 203.07 feet, said curve having a radius of 1662.14 feet and a deflection angle of 7 degrees 00 minutes; thence SOUTH 12 degrees 54 minutes EAST for a distance of 120.00 feet; thence .NORTH 75 degrees 01 minute 27 seconds EAST for a distance of 687.05 feet; thence NORTH 29 degrees 43 minutes WEST for a distance of 612.14 feet; thence NORTH 16 degrees 28 minutes 52 seconds WEST for a distance of
682.77 feet; thence NORTH 88 degrees 44 minutes WEST for a distance of 150.0 feet; thence NORTH 16 degrees 28 minutes 52 seconds WEST for a distance of 400.00 feet, and to the north line of the said Section 26; thence NORTH 88 degrees 44 minutes WEST, over and along the said north line, for a distance of 600.94 feet, and to the place of beginning. Containing 28.1885 acres, more or less.

                          EXHIBIT "A"

TRACT II:  A part of the East half of Section 26, Township 7
North, Range 1 West, Monroe County, Indiana, described as follows:

Commencing at the northwest corner of the northeast quarter of said Section 26; thence SOUTH 88 degrees 44 minutes EAST 1914.55 feet; thence SOUTH 1 degree 16 minutes WEST 1748.22 feet to the point of beginning; thence NORTH 75 degrees 0l minute 27 seconds EAST for a distance of 687.05 feet; thence NORTH 29 degrees 43 minutes WEST for a distance of 612.14 feet; thence NORTH 16 degrees 28 minutes 52 seconds WEST for a distance of 682.77 feet; thence NORTH 73 degrees 31 minutes 08 seconds EAST for a distance of 700.00 feet; thence SOUTH 16 degrees 28 minutes 52 seconds EAST for a distance of 601.58 feet; thence SOUTH 29 degrees 43 MINUTES EAST for a distance of 848.l2 feet; thence SOUTH 19 degrees 02 minutes 16 seconds WEST for a distance of 1363.78 feet; thence north 68 degrees 07 minutes WEST for a distance of
700.89 feet; thence SOUTH 19 degrees 02 minutes 16 seconds WEST for a distance of 50.00 feet; thence NORTH 73 degrees 45 minutes 52 seconds WEST for a distance of 255.87 feet; thence NORTH 12 degrees 42 minutes EAST for a distance of 450.33 feet; thence NORTH 71 degrees 38 minutes WEST for a distance of l8.80 feet; thence around a curve to the right for a distance of 170.32 feet, said curve having a radius of 166.16 feet and a deflection angle of 58 degrees 44 minutes; thence NORTH 12 degrees 54 minutes WEST for a distance of 193.66 feet, and to the place of beginning. Containing 49.1940 acres, more or less.



Tract III Part of the East one half of Section 26 and the West one half of Section 25. Township 7 North, Range 1 West, Clear
Creek Township, Monroe County, Indiana and described as follows:

Commencing at the northwest corner of the northeast quarter of said section 26; thence S-88.44'00"-E a distance of 2912.05 feet; thence S-1.16'00"-W a distance of 2766.35 feet to the point of beginning; thence S-68.07'00"-E a distance of 300.00 feet; thence N-19.02'l6"-E a distance of 1785.75 feet; thence N-68.07'00"-W a distance of 327.82 feet,; thence S-60.l7'00"-W a distance of
300.00 feet; thence S-29.43'00"-E a distance of 300.00 feet; thence S-19.02'16"-W a distance of 1363.78 feet to the place of beginning and containing 13.45 acres.




                       EXHIBIT "A", Page 2


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                       Insert ground lease

                       AMENDED AND RESTATED
                    INDENTURE OF GROUND LEASE



     THIS AMENDED AND RESTATED INDENTURE OF GROUND LEASE
("Lease"), dated as of the ____ day of __________, 1991, by and between INDIANA DEPARTMENT OF NATURAL RESOURCES OF THE STATE OF
INDIANA, a governmental agency of the State of Indiana
("Landlord"), and FOURWINDS OPERATING PARTNERSHIP, L.P., a
Delaware Limited Partnership ("Tenant"), WITNESSES THAT:

     In consideration of the rents reserved herein and the mutual covenants and agreements set forth herein, Landlord and Tenant agree as follows:

WHEREAS. by Lease Agreement dated January 6, 1969 ("Lease"), Landlord entered into a Lease Agreement with Taggart Corp. of Indianapolis ("Taggart") to lease certain property located at the Fairfax State Recreation area on Monroe Lake, Monroe County, Indiana ("Lease Agreement"); and

WHEREAS, by amendment #1 to the Lease Agreement, Taggart did assign, set over and transfer to Tenant all of its rights, title and interest under the Lease, and

WHEREAS, by amendment #2 to Lease Agreement, the parties did agree to modify the Lease Agreement to correct it in certain respects to reflect present circumstances and to make provisions for certain assignments of and under the Lease Agreement as amended and to approve a sale of the assets of Tenant, and

WHEREAS, by amendment #3 to Lease Agreement, the parties did agree to modify the Lease Agreement as amended to correct it in certain respects to reflect present circumstances and to make provisions for an adjustment in percentage rent to be paid to Landlord in boat income only for contract years beginning July 1, 1983 and July 1, 1985, and

WHEREAS, by amendment #4 to Lease Agreement. the parties did agree to modify the Lease Agreement as amended to reflect certain circumstances and to make provisions for an adjustment in rent to be paid to Landlord, and

WHEREAS, by amendment #5 to Lease Agreement, the parties did agree to modify the Lease Agreement as amended to correct it in certain respects to reflect present circumstances, to acknowledge certain assignments, to amend and restate the legal description of the Demised Premises, to modify the Demised Premises by adding a tract #III and to make certain temporary modifications rent schedule, and

WHEREAS, by amendment #6 to Lease Agreement, the parties did agree to modify the Lease Agreement to correct it in certain respects to reflect present circumstances and to make certain modifications relating to encumbering the Lease Agreement in connection with financing obtained by Tenant or Tenant's successors or assigns, and

WHEREAS, the parties mutually acknowledge that the presence of so many previous amendments makes the use and understanding of the Lease difficult, and

WHEREAS, the parties again desire to modify the Lease Agreement to reflect present circumstances and to make certain modifications, to clarify and codify the Lease Agreement and the prior amendments, and

WHEREAS, the parties, the property, and the total term of years are the same as in the prior Lease Agreements.



NOW, THEREFORE, in consideration of the above purposes and of the mutual covenants and agreements contained herein the parties hereby agree that an amended and restated Lease Agreement shall be executed which shall clarify the past amendments and the prior Lease Agreement so that business may be conducted in a more orderly and efficient manner between the parties.



                            ARTICLE I
                           DEFINITIONS

      The following terms, when used in this Lease with initial capital letters, have the following definitions:

      "Access Road(s)" means the access roads which are located in or on the Reservoir and which give access to the Leased
Premises.

      "Additional Building(s)" means a building, structure or other improvement erected or constructed by Tenant on the Real
Estate after the date hereof, including without limitation, boat slips.

      "Additional Provisions" shall mean additional or different conditions, terms, covenants or agreements in the renewals or extensions of the Army Lease which (a) are consistent in all respects with this Lease, the Leasehold Estate and the rights of Tenant hereunder, including without limitation, the right and option of Tenant to extend the Term for the Extension Terms and Partial Extension Terms, and (b) do not restrict, limit or compromise, or purport to restrict, limit or compromise, the Leasehold Estate or the rights of Tenant hereunder.

     "Additional rent" shall have the meaning set forth in
Section 4.02 and 4.04.

      "Affiliate(s)" means any person or entity directly or indirectly Controlling, Controlled by, or under common Control with, Landlord, Tenant or such other entity or individual, as the case may be, and when used with reference to an individual, includes any member of the individual's immediate family.

      "Annual Fixed Rent" means the amount paid by Landlord to Tenant pursuant to Section 4.01.

      "Agreed Management Program" shall have the meaning set forth in the Army Lease.

      "Annual Statement(s)" means the statement showing (a) Gross
Revenues and Operator Receipts for a particular Lease Year and ~) the computation of Percentage Rent for that Lease Year.

      "Approved Plans" means plans and specifications for the construction of Additional Buildings approved by Landlord pursuant to Section 6.01.

      "Appurtenance(s)" means any and all appurtenances, rights, titles, interests, estates, tenements, privileges, easements and other hereditaments in any way now or hereafter belonging or pertaining to the Real Estate, including without limitation, (a) any and all right, title and interest of Landlord in and to any land lying in the bed of any adjacent street, road or highway and
(b) any and all rights of access, ingress and egress over and across existing access roads, such interior roads and driveways as may be constructed, and, as may be approved by the District Engineer, at such additional places on land owned or controlled by the United States of America or Governmental Agencies of the United States of America.

      "Army" means the Department of the Army of the United
States of America, and its successors and assigns, as landlord, under the Army Lease.

      "Army Lease" means the Department of the Army Lease for Public Park and Recreational Purposes and for Fish and Wildlife Management Purposes, Monroe Reservoir by and between the Army, as landlord, and the State of Indiana, Department of Natural Resources, as tenant; executed by Landlord on November 16, 1967 and by the Tenant on September 25, 1967. As amended by (a) Supplemental Agreement No.1, executed by Landlord on April 28, 1970 and by the Tenant on February 20, 1970, ~) Supplemental Agreement No.2, executed by the Landlord on November 22, 1974 and by the Tenant on February 12, 1974, (c) Supplemental Agreement No.3, executed by the Landlord on June 30, 1978 and by the Tenant on April 20, 1978, (d) Supplemental Agreement No.4, executed by the Landlord on February 10, 1987 and by the Tenant on February 9, 1987, (e) Supplemental Agreement No.5, executed by the Landlord on June 21, 1989 and by the Tenant on June 6, 1989.

      "Assessment(s)" means all general and special assessments, ditch fees and all other governmental or public dues. charges and impositions levied upon or with respect to the Real Estate and/or the Improvements.

      "Condemnation Award(s)" means the total aggregate awards paid to Landlord and/or Tenant as a consequence of a Taking of the Leased Premises or a part thereof.

      "Constructive Total Taking" means a Taking of a part of the "Leased Premises to such an extent that the remaining portion of the Leased Premises and the Improvements are insufficient to permit the restoration of the Improvements so that the Improvements constitute a complete, operable resort facility capable of producing a proportionately fair and reasonable net annual income, after (a) the payment of all debt service and operating and other expenses thereof, and (b) performance of all terms, conditions, covenants and agreements of this Lease to be performed by Tenant.

      "Control" means the power to direct the management and policies of an entity, directly or indirectly, (a) through the ownership of or power to direct or vote fifty percent (50%) or more of the shares of stock in the entity or of any other equity or beneficial interest in the entity, or (B) under the partnership or trust agreement of the entity, under any other instrument or contract or by any other means, and the terms "Controlling" and "Controlled" have meanings correlative to the foregoing.

      "District Engineer" means the U.S. Army District Engineer in charge of administering Monroe Lake.

      "Event of Default" has the meaning set forth in Section
16.01.

      "Execution Date" means the date set forth above on which the last of Landlord or Tenant execute this Lease.

      "Extension Term" means an extension term of this Lease not to exceed two (2) extension terms, the first of which shall be for a term of twenty-five (25) years and the second for a term of fourteen (14) years, each pursuant to Indiana Code 14-3-8-3.

      "Governmental Agency(ies)" means any agency, department or authority of the federal government or any state or local government having jurisdiction over the Leased Premises, other than Landlord.

      "Gross Revenues" has the meaning set forth in Section 4.03.

      "Improvements" means all buildings, structures, docks, piers, levees, slips, wells, fences, landscaping, roads, driveways, walkways, parking lots and paved surfaces, tennis courts, swimming pools and other recreational facilities and all other improvements of any kind located, erected or constructed on the Real Estate at any time during the Term.

      "Insurance Proceeds" means proceeds paid by an insurance company under policies of insurance required to be maintained by Tenant or any Subtenant under this Lease.

      "Landlord" and "Tenant" mean the owner of the interest of Landlord or Tenant, as the case may be, at any time under this Lease, and following any sale or assignment permitted by the terms of the Army Lease or this lease, the successor or assignee of the respective leasehold estate so acquired, shall be deemed to be Landlord or Tenant hereunder, as the case may be.

      "Lease Year(s)" means (a) a calendar year from January 1 to December 31 of each year, (b) the partial calendar year, if any, from and including the Execution Date to December 31, 1990, (c) the partial calendar year, if any, after the last January 1 during the Term to and including the date on which the Term expires or this Lease is terminated.

      "Leased Premises" means the Real Estate, the improvements, and the Appurtenances.

      "Leasehold Estate" means the right, title, interest, and estate of Tenant in and to the Leased Premises under this Lease.


      "Mortgage(s)" means any right, title, interest or estate of Tenant in or to the Tenant Improvements and/or the Leasehold Estate granted or assigned by Tenant to a Mortgagee to secure a Mortgage Loan, including without limitation, a mortgage lien on part of all of the Tenant Improvements and/or the Leasehold Estate.

      "Mortgage Loan(s)" means any loan to Tenant or an Affiliate of Tenant or other type of financing for Tenant or an Affiliate of Tenant secured by a mortgage on the Leased Premises or the Leasehold Estate, including without limitation, construction loans, permanent loans and all advances thereunder.

      "Mortgagee(s)" means any mortgagee, lender or other person or entity which makes a Mortgage Loan or holds a Mortgage.

      "Notice(s) of Default" means any notice given by Landlord to Tenant under clauses (a) or (c) of Section 16.01.

      "Notice(s) of Termination" means any notice given by Landlord to Tenant designating a date for termination of this Lease under Section 16.02.

      "Original Term" means the term of this Lease commencing as of the Execution Date and ending on April 30, 2030.

      "Partial Extension Term" means an extension term of this Lease, the duration of which is (a) shorter than an Extension
Term and (b) jointly determined by Landlord and Tenant.

      "Partial Taking" means any Taking of a part of the Leased
Premises which is not a Total Taking or a Constructive Total
Taking.

      "Percentage Rent" has the meaning set forth in Section 4.02.

      "Personal Property Taxes" means (a) all taxes and charges imposed upon the conduct of Tenant's businesses on the Leased Premises and (b) all taxes imposed upon Tenant's fixtures, equipment, merchandise, goods and other personal property on or about the Leased Premises.

      "Project" means the hotel and marina now known as "Fourwinds/ A Clarian Resort", operated by Tenant, and shall apply notwithstanding any name or hotel affiliation change.

      "Real Estate" means that certain real estate located in Monroe county, Indiana, more particularly described in Article
II.

      "Real Estate Taxes" means and includes all ad valorem real property taxes levied upon or with respect to the Improvements and/or the use thereof.

      "Rent" means the Annual Percentage Rent, together with the annual fixed Rent.

      "Reservoir" means the approximately 22.663 acres of land and water area in the Monroe Lake Project, referred to as the "premises" in the Army Lease.

      "Sublease(s)" means any and all subleases, concessions and licenses granted pursuant to Section 15.01.

      "Subtenant(s)" means all subtenants, concessionaires and licensees of part or all of the Lease Premises or the Tenant
Improvements under Subleases.

      "Taking" means (a) a condemnation or other trading for public or quasi-public purposes or use under any law, statute or ordinance or by the right of eminent domain or (b) a sale or conveyance in lieu thereof under threat of condemnation or taking.

      "Tenant Bankruptcy" means an Event of Default described in clauses (e) through (j) of Section 16.01.

      "Tenant Improvements" means the Improvements erected or constructed on the Leased Premises by Tenant or Affiliates of Tenant.

      "Term" means the original term, together with the Extension
Terms and any Partial Extension Term(s) for which Tenant may exercise its option pursuant to Section 3.03.

      "Total Taking" means a Taking of the entire Leased Premises.

      "U.S. Army Engineers" Master Plan' shall have the meaning set forth in the Army Lease.

      "Utility(ies)" means telephone. electricity, natural gas, water and sanitary sewer and other utility services furnished to or for the Leased Premises.

      "Utility Company(ies)" means any Governmental Agency or other company or entity which provides Utility service to the Leased Premises.


                            ARTICLE II
                      DEMISE OF LEASED PREMISES

      Landlord hereby leases to Tenant and Tenant hereby leases from Landlord the Leased Premises for the Original Term, which commences on the Execution Date and expires on April 30, 2030, upon and subject to the conditions. terms, covenants and agreements set forth herein. The Real Estate is more particularly described as follows:

See attached Exhibits A and B (the legal description of Exhibit B shall be initialed by the parties and substituted at such time as it is prepared by Landlord.)



                             ARTICLE III
                           EXTENSION TERMS

      Section 3.01. Extension of Army Lease. Landlord shall exercise its best efforts to obtain an extension or renewal of the Army Lease for an additional term of at least twenty-five
(25) years after the expiration of the Original Term on the same conditions, terms, covenants and agreements now set forth in the Army Lease; provided that Landlord shall have the right to accept Additional Provisions in such renewal or extension of the Army Lease. Landlord shall have the obligation to accept any Additional Provision if (a) the Additional Provision is required by federal or state law or (b) the Army refuses to renew or extend the Army Lease unless the Additional Provision is included as part of the renewal or extension and the Additional Provision will not substantially increase the annual financial obligations of Landlord under the Army Lease.

      If Landlord is unable to obtain such extensions or renewals of the Army Lease, but Landlord is able to extend or renew the Army Lease for shorter terms and such extensions or renewals otherwise satisfy the conditions, terms, covenants and agreements of this Section, then (a) Landlord shall so extend or renew the Lease, (b) the Landlord shall continue to exercise its best efforts to extend the Army Lease pursuant to the conditions, terms, covenants and agreements of this Section for an aggregate of at least two (2) twenty-five (25) year option periods after the expiration of the Original Term, and (c) Tenant shall have the right and option to exercise further additional Extension Terms not to exceed two (2) extensions, the first, for twenty-five (25) years and the Second for a term of fourteen (14) pursuant to Indiana Code 14-3-8-3. Landlord shall permit Tenant to participate with Landlord to negotiate and obtain such extensions or renewals of the Army Lease. Any lease by and between the Army, as landlord, and the Landlord, as tenant, subsequent to the Army Lease shall be deemed to be an extension or renewal of the Army Lease, and no such subsequent lease, extension or renewal shall be deemed to terminate this Lease or the Leasehold. This Lease and the Leasehold shall survive the extension or renewal of the Army Lease or the expiration or termination of the Army Lease and the execution of a subsequent lease with respect to the Leased Premises by and between the Army and Landlord. Landlord shall notify Tenant in writing of all amendments to, all extensions or, and the termination of the Army Lease.

      Section 3.02. Extension Terms. If Tenant complies with the conditions, terms, covenants and agreements of this Lease to be performed by Tenant so that at the expiration of the Original Term or the preceding Extension Term or Partial Extension Term as the case may be, there is no uncured Event of Default for which Landlord has given Tenant notice and for which the applicable cure period has elapsed, the Tenant shall have the right and option to extend the Term for up to two (2) extensions, the first for twenty-five (25) years and the second for a term of fourteen
(14) years, each pursuant to Indiana Code 14-3-8-3.

      Section 3.03. Exercise of Extension Options. Tenant automatically shall be deemed to have exercised its right and Option to extend the Term for each of the Extension Terms, unless Tenant shall give written notice to Landlord and each Mortgagee of its intention (a) not to exercise such right and option, or
(b) to exercise its right to extend this Lease for a Partial Extension Term, at least one hundred twenty (120) days prior to the expiration of the Original Term or the preceding Extension Term or Partial Extension Term, as the case may be; provided that, after Tenant has given a notice not to exercise its right to extend this Lease for the Extension Term or a Partial Extension Term, each Mortgagee shall have the right and option to extend the Term for the period of each of the Extension Terms by giving written notice to Landlord at least sixty (60) days prior to the expiration of the Original Term or the preceding Extension Term or Partial Extension Term, as the case may be.



                           ARTICLE IV
                              RENT

      Section 4.01.  Annual Fixed Rent.

      The Tenant shall pay to the Landlord an annual fixed rent of Ten Thousand Dollars ($10,000.00) due and payable on or before January 1 of each full calendar Lease Year commencing January 1, 1991 and continuing on January 1 of each Lease Year thereafter. PROVIDED, HOWEVER, the January 1, 1991 payment shall be in the amount of Five Thousand Dollars ($5,000.00) in order to compensate for the prior annual fixed rent payment made by Tenant on July 1, 1990.

      Section 4.02. Annual Percentage Rent.

      Tenant shall pay to Landlord as additional rent
("Additional Rent") for the Leased Premises during the Term, the following Percentage Rent:

(a)  From July 1, 1990 until June 30, 1991:

      (1)  3.5% of the Gross Revenues exceeding One Million Seven
Hundred Thousand Dollars ($1,700,000.00) and not greater than Four Million Three Hundred Thousand Dollars (54,300.000.00); and

      (2)  7% of the Gross Revenues exceeding Four Million Three
Hundred Thousand Dollars ($4,300,000.00);

      (3)  The Additional Rent shall be due on or before September
30, 1991.

(b) The computation of the percentage rent for the period between July 1, 1991 and December 31, 1991 shall be based upon the following:

      (1)  3.5% of the Gross Revenues exceeding Seven Hundred

Fifty Thousand Dollars
($750,000.00) and not greater than One Million Six Hundred Fifty
Thousand Dollars ($1,650,000).

      (2)  7% of the Gross Revenues exceeding One Million Six
Hundred Fifty Thousand Dollars ($1,650,000.00).

      (3) The Additional Rent shall be due on or before March 31, 1992.

(c) Commencing January 1, 1992 and continuing for each
Lease Year throughout the Term:

(1)  3.5 % of the Gross Revenues exceeding One Million Five
Hundred Thousand Dollars ($1,500,000.00) and not greater than Three Million Three Hundred Thousand Dollars ($3,300,000.00);

(2)  7% of the Gross Revenues exceeding Three Million Three
Hundred Thousand Dollars (53,300.000.00).


(3) The Additional Rent shall be due on or before March 31 of each Lease Year commencing March 31, 1993 and continuing throughout the Term.

      Section 4.03.  Gross Revenues.

      "Gross Revenues" for each Lease Year shall mean all revenues received by or on behalf of Tenant resulting from the daily operation of the Leased Premises in the ordinary course of business on all of its facilities from guests. licensees and other persons occupying space or rendering services in, at, on or from the Leased Premises. Gross Revenues shall include the gross revenues of Tenant, subtenants, Tenant's affiliates and concessionaires. but shall exclude rent received by Tenant from such subtenants. Tenant's affiliates and concessionaires. Gross Revenues shall include but not be limited to total room sales, food and beverage sales, Marina Complex sales other than boat sales, and service. boat rental, slip space rental (including transient slip space rental), shore mooring income, garage rental, vending machines, newsstand. telephone and telex (less the cost thereof), interest income, recreation and rental fees (including miniature golf) and any and all sums of any kind and nature whatsoever received by Tenant and paid in cash resulting from the daily operation of the Leased Premises. Gross Revenues shall exclude, however, Percentage Rent from Boat Sales pursuant to Section 4.04 herein, all gratuities or service charges added to a customer's bill or statement in lieu of gratuities, which Tenant is obligated to turn over to an employee, all amounts equal to credits or cash refunds actually made to customers. guests, or patrons, all sums and credits received in settlement of claims for loss or damage to merchandise, all sales taxes, excise taxes. gross receipts taxes, admissions, taxes, entertainment taxes, tourist taxes or other governmental charges or impositions (excluding income tax), all income or proceeds from the sale or other disposition or financing or refinancing of the Leasehold Estate, all proceeds received by Tenant from loans not secured by the Leasehold Estate, and all insurance proceeds (other than business interruption insurance). Credit sales shall be included in Gross Revenues upon receipt of the actual payment from such sale. The sale of a capital asset for replacement purposes shall not be included in the computation of Gross Revenues. For purposes of this Agreement, it is the intention of the parties that the computation of Gross Revenue shall be determined as if the Tenant operated the entire facility in its normal course of business.

      Section 4.04.  Percentage Rent From Boat Sales.

      Only boat sales income shall not be included in the Gross Revenue derived from the business operations of the Leased Premises (Inn and Marina), but shall be maintained as a separate item. The percentage rent paid to the Landlord for income derived-from boat sales shall be in the amount of two percent (2%) of the gross income derived from boat sales, and shall not be subject to any exemption in computing percentage rent.

      In computing the percentage of gross income to be applied for the sale of boats at the Marina when a trade-in boat is involved, the percentage shall be applied to the dollar difference between the sales price of the boat sold and the allowance price of the trade-in and when the trade-in is subsequently sold by Tenant, the percentage shall be applied to the sales price of the trade-in boat. In computing the percentage of gross income to be applied for the brokering of boats not owned by the Tenant (or other entity owned or controlled by Tenant operating at the Leased Premises), the percentage shall be applied only to the amount of commission earned by Tenant for brokering the boat and not the sales price of the boat.

Section 4.05.  Annual Statements and Audits.

     Tenant shall keep and make available to Landlord complete and accurate books and records of the revenues, receipts and proceeds from the Project which are included in Gross Revenues. Such books and records and Tenant's federal, state and local sales and income tax returns (to the extent that the tax returns concern revenues, receipts and proceeds from the Project) shall be open for inspection by Landlord and the State Board of Accounts of the State of Indiana upon prior written notice during reasonable business hours for a period of two (2) years after the Lease Year to which such books, records and tax returns apply. On or before March 31 of each Lease Year after the first Lease Year, Tenant shall prepare and submit an Annual Statement to Landlord. The Annual Statement shall be (a) prepared by a Certified Public Accountant (which may be the accountant customarily used by Tenant) in accordance with the conditions, terms, covenants and agreements set forth in Section 4.01 and (b) verified under oath by a general partner or principal financial officer of Tenant. At any time within the period of two (2) years after the expiration of the Lease Year to which an Annual Statement applies, Landlord may cause the State Board of Accounts to audit the books and records of Tenant for such Lease Year. If such audit discloses that the aggregate of the Annual Fixed Rent, the Annual Percentage Rent or the Percentage Rent from Boat Sales shown on the Annual Statement exceeds the actual aggregate of the Annual Fixed Rent, the Annual Percentage Rent or the Percentage Rent from Boat Sales, as applicable. then Landlord shall pay the excess to Tenant on demand. If such audit discloses that the aggregate of the Annual Fixed Rent, the Annual Percentage Rent or the Percentage Rent from Boat Sales shown on the Annual Statement understates the actual aggregate of the Annual Fixed Rent, the Annual Percentage Rent or the Percentage Rent from Boat Sales, as applicable, then Tenant shall (a) pay the deficiency to Landlord on demand or (b) cause a second audit to be made of the books and records by a nationally recognized accounting firm selected by Landlord from a list of three (3) such firms prepared by Tenant. The results of the second audit shall bind Landlord and Tenant, and neither Landlord nor Tenant shall have any right to challenge the results of the second audit, absent fraud or undue influence by the other party. If the second audit discloses that the aggregate of the Annual Fixed Rent, the Annual Percentage Rent or the Percentage Rent from Boat Sales shown on the Annual Statement understates the actual aggregate of the Annual Fixed Rent, the Annual Percentage Rent or the Percentage Rent from Boat Sales, as applicable, then Tenant shall pay (a) the deficiency to Landlord on demand and (b) all fees and charges by the accounting firm for completing the second audit: provided that, if the understatement shown by the second audit exceeds three percent (3%) of the actual aggregate of the Annual Fixed Rent, the Annual Percentage Rent or the Percentage Rent from Boat Sales, as applicable, then Tenant shall also pay all reasonable costs and expenses incurred by the State Board of Accounts to complete the first audit. If the second audit discloses that the aggregate of the Annual Fixed Rent, the Annual Percentage Rent or the Percentage Rent from Boat Sales shown on the Annual Statement equals or exceeds the actual aggregate of the Annual Fixed Rent, the Annual Percentage Rent or the Percentage Rent from Boat Sales, as applicable, then Landlord shall pay (a) any excess to Tenant on demand, (b) all costs and expenses incurred by the State Board of Accounts to complete the first audit and (c) all fees and charges by the accounting firm to complete the second audit.

      Section 4.06. Payments Under Protest. In the event of a dispute between Landlord an Tenant concerning the amount of any payment of Rent, Tenant shall have the right to make payment under protest, and, if Tenant successfully asserts or prosecutes its claim with respect to part or all of such payment, then Landlord shall pay to Tenant on demand the amount of the Payment with respect to which Tenant has successfully asserted or prosecuted its claim.

      Section 4.07. Rent Payments. All payments of Rent shall be made to Landlord at Division of Reservoir Management, 603 State Office Building, Indianapolis, Indiana 46204, or at such other place as Landlord may designate in writing from time to time.
All Rent shall be paid without relief from valuation and appraisement laws. In addition to the payment of Percentage
Rent, Tenant shall pay to Landlord as Additional Rent all other sums of money and charges required to be paid by Tenant to Landlord under this Lease.

      Section 4.08. Late Charges and Interest. If any payment of
Rent is not made when due, then such payment of Rent shall bear interest from and after the date due until paid at the rate of ten percent (10%) per annum.


                             ARTICLE V
                       USE OF LEASED PREMISES

      Tenant may use the Leased Premises and the Improvements for the following purposes: (a) the operation of a marina, including without limitation, sales, rentals of boats, boating equipment, fuel, lubricants, other boating supplies and any other goods commonly sold, rented or displayed in marinas, repairing and servicing boats and boating equipment, launching, docking, mooring and storing boats and furnishing other services and facilities commonly provided by marinas; (b) operation of a hotel, including, the furnishing of services and facilities commonly provided in connection with the operation of a hotel;
(c) operation of a conference and meeting facilities; (d) operation of tennis courts, swimming pools, health clubs, spas, exercise facilities and other recreational and health facilities and furnishing services and facilities commonly provided in connection with such recreational or health facilities; (d) operation of restaurants, snack shops and other food and beverage services, including without limitation food and beverage services which include the sale of alcoholic beverages, on the condition that Tenant complies with all licensing requirements therefor;
(e) operation of such other facilities as Landlord shall have deemed at any time to be appropriate in or on any other property leased by Landlord pursuant to I.C. 14-3-8 or as Landlord may hereafter deem to be appropriate with respect to the Leased Premises; and (f) Tenant shall not use any part of the Leased Premises or Improvements for any unlawful purpose. Tenant shall have the right to use the Leased Premises for any other purpose if Tenant obtains the prior written consent of Landlord, which consent shall be withheld only if the use is inconsistent or incompatible with (a) the use of the Leased Premises as a resort,
(b) the U.S. Army Engineers' Master Plan or the regulations of the Secretary of the Army governing the public use of the Leased Premises or (c) applicable Indiana statutes or regulations.

                           ARTICLE VI
                   ADDITIONAL L BUILDINGS

      Section 6.01. Additional Buildings. Subject to Landlord's approval and consent as provided for herein, Tenant shall have the right at its expense to construct additional buildings, boat slips, or to make structural alterations, extensive renovations, or additions to any existing improvements. Prior to construction of additional buildings, or boat slips, or any structural alterations, extensive renovations, or additions to any existing improvements, Tenant shall (a) prepare and submit to Landlord plans and specifications for the alteration or addition, (b) solicit the comments of Landlord concerning the alteration or addition and (c) obtain Landlord's written approval, which approval shall not be withheld, conditioned or delayed unreasonably, and shall be withheld only if Landlord provides to Tenant written justification for withholding approval which specifies in detail the basis for disapproval. In no case shall construction of the Additional Building commence prior to the granting of written approval by Landlord of plans and specifications thereof in accordance with the conditions, terms, covenants and agreements of this Section 6.01. No oral statement by any employee or representative of Landlord shall constitute the written approval of Landlord required under this Section 6.01.

      Tenant shall further have the right, at its expense, to perform routine maintenance to the Improvements without the prior written consent of the Landlord.

      Section 6.02. Approval by the Army. Within ten (10) days after Landlord approves plans and specifications for the construction of any Tenant Improvement pursuant to Section 6.01, Landlord shall submit the Approved Plans to the District Engineer. At the request of Tenant, Landlord promptly shall arrange for a meeting of Landlord, Tenant and the District Engineer to address any such Approved Plans and the conditions of the District Engineer's approval. If the District Engineer fails to approve such Approved Plans within ninety (90) days after submission by Landlord, Tenant shall have the right to terminate this Lease.

      Section 6.03. Title to Tenant Improvements. At all times during the Term, title to all Tenant Improvements shall remain in Tenant, and Tenant shall continue to own the Tenant Improvements in fee simple, with all rights of a fee owner to convey, sell or transfer part or all of the Tenant Improvements. Upon the expiration of the Term or earlier termination of this Lease, (a) title to and fee simple ownership of the Tenant Improvements shall vest in Landlord, subject to the rights of Tenant and the rights of Mortgagees under this Lease, and (b) Tenant shall execute and deliver such documents or instruments as reasonably may be requested by Landlord to acknowledge that title to and fee simple ownership of the Tenant Improvements have vested in Landlord.

      Section 6.04. Additional Slips. Notwithstanding anything to the contrary contained herein, Landlord shall permit Tenant to construct additional boat slips so long as the boat slips are in compliance with Section 6.01.

                        ARTICLE VII
                       LEASEHOLD MORTGAGES

     Section 7.01. Leasehold Mortgages. Tenant shall have the right at any time during the Term to grant one or more Mortgages o the Tenant Improvements and/or the Leaseholder Estate without prior consent of Landlord and separately from or together with interests in any other property owned or leased from time to time by Tenant or Tenant's Affiliates. The execution and delivery of any Mortgage shall not be deemed to constitute an assignment of this Lease, and no Mortgagee shall be (a) deemed to be an assignee of this Lease or (b) required to assume the performance of any of the terms, conditions, covenants or agreements of this Lease to be performed by Tenant. Tenant shall (a) give Landlord prompt written notice of the execution and delivery of each Mortgage and (b) furnish to Landlord a true, accurate and complete copy thereof.

      Section 7.02. Notices to Mortgages. Until a Mortgage is released of record or written Notice of satisfaction is given to Landlord by the Mortgagee holding that Mortgage, Landlord shall deliver to the Mortgagee a copy of each notice of default under the terms of this Lease given to tenant under this Lease. No notice to Tenant of default shall be effective, unless a copy thereof is delivered to each Mortgagee of which Landlord has received notice.

      Section 7.03. Rights of Mortgagees Upon an Event of
Default. For a period of sixty (60) days after the later of (a) receipt by a Mortgagee of a Notice of Default or (b) the expiration of the applicable cure period or the Event of Default specified in such Notice of Default, that Mortgagee shall have the right to cure or cause to be cured the Event of Default and Landlord shall accept performance by a Mortgagee as performance by Tenant. If a Mortgagee notifies Landlord within such period of sixty (60) days that it intends to obtain possession of the Leased Premises. The Tenant Improvements and/or a part thereof, appoint a receiver for the Leased Premises, the Tenant Improvements and/or a part thereof or foreclose its Mortgage, then Landlord shall not terminate or take action to effect a termination of this Lease without first giving to that Mortgagee a reasonable period of time within which it may (a) obtain possession of the Leased Premises, the Tenant Improvements and/or the part thereof encumbered by the Mortgage and cure or cause to be cured such Event of Default, (b) perfect the appointment of a receiver for the Leased Premises, the Tenant Improvements and/or the part thereof encumbered by the Mortgage and cure or cause to be cured such Event of Default or (c) institute and complete foreclosure proceedings or otherwise acquire the Tenant Improvements, the Leasehold Estate and/or the part thereof encumbered by the Mortgagee; provided that no Mortgagee shall be required to continue in possession, continue a receivership or continue in possession, continue a receivership or continue foreclosure proceedings after such Event of Default has been cured.

      Section 7.04. Extension to Cure and Foreclose. If Landlord elects to terminate this Lease for any Event of Default, then in addition to the rights of Mortgagees under Section 7.03, any Mortgagee shall have the right to postpone and extend the date specified by Landlord for the termination of this Lease for a period of six (6) months; provided that any Mortgagee which exercises such right shall (a) cure any uncured Events of Default curable solely by the payment of money, (b) diligently proceed to cure or cause to be cured all other Events of Default reasonably susceptible of being cured by the Mortgagee, (c) pay the Rent and comply with and perform all conditions, terms, covenants and agreements in this Lease to be performed by Tenant, and (d) commence and diligently proceed to complete the sale of the Tenant Improvements, the Leasehold Estate and/or the part thereof encumbered by the Mortgage by foreclosure of the Mortgage or otherwise. If a Mortgagee is actively engaged in selling or attempting to sell Tenant Improvements, the Leasehold Estate and/or the part thereof encumbered by the Mortgage, then the period of six (6) months shall be extended for such additional period of time as may be reasonably necessary to complete the sale.

      Section 7.05. Rights of Mortgagees Upon the Termination of Lease. Notwithstanding any other condition, term, covenant, or agreement in this Lease, if Landlord purports to terminate this Lease for any reason prior to the expiration of the Term, then, upon the election of any Mortgagee, Landlord shall (a) enter into a lease of the Leased Premises with that Mortgagee, or its nominee, for the remainder of the Term, effective as of the date of such purported termination, at the rents and upon the same conditions, terms, covenants and agreements as in this Lease, including without limitation, the options to extend the Term pursuant to Article III, and (b) simultaneously with the execution and delivery of such lease, assign to the Mortgagee, or its nominee, all Subleases. The Subleases shall (a) survive any terminations of this Lease and any assignment to a Mortgagee or its nominee and (b) remain in full force and effect in accordance with their terms. To exercise such election, a Mortgagee shall give written notice to Landlord of the election within sixty (60) days after the date of a purported termination. After exercising such election, that Mortgagee, or its nominee, shall (a) pay or cause to be paid to Landlord on the commencement date of the term of such lease all unpaid Rent (b) cure or cause to be cured all uncured Events of Default which are curable by the payment of money and (c) diligently proceed to cure or cause to be cured all other Events of Default reasonably susceptible of being cured by that Mortgagee. If Landlord and a Mortgagee or its nominee, enter into a lease pursuant to this Section, then the purported termination shall be deemed ineffective and void ab initio, and the lease shall be deemed to be a continuation of this Lease for all purposes under applicable law.

      Section 7.06. Limitations on Terminations. Landlord's right to terminate this Lease for a particular Event of Default shall end on the date a Mortgagee or any purchaser, assignee or transferee of the Tenant Improvements, the Leasehold Estate and/or the part thereof encumbered by a Mortgage (whether by purchase at any foreclosure sale or through an other assignment or transfer of the Tenant Improvements, the Leasehold Estate and/or the part thereof encumbered by the Mortgage in lieu of foreclosure) shall obtain possession of the Leased Premises as the successor to the Leasehold Estate (whether under this Lease or another lease), unless Landlord has validly exercised its right under Section 16.02 and this Article to terminate this Lease for failure by the Mortgagees to cure an Event of Default. No modification, surrender or cancellation of this Lease (other than a termination by Landlord in compliance with the conditions, terms, covenants and agreements set forth in Section 16.02 and this Article) shall be effective without written approval of all Mortgagees, and the acquisition by a single person or entity of both the fee title in the Real Estate and the Leasehold Estate shall not be deemed to effect a merger thereof without the express written consent of all Mortgagees affected thereby.

      Section 7.07. No Obligation to Cure. No condition, term, covenant or agreement in this Lease shall be deemed to or shall require any Mortgagee to cure or cause a cure of any default of Tenant, unless such Mortgagee elects to exercise its rights under Sections 7.03, 7.04, or 7.05 for which cure of defaults is a condition.

      Section 7.08. Insurance and Condemnation Proceeds. The conditions, terms, covenants and agreements of this Lease concerning the application of Insurance Proceeds or Condemnation Awards for Tenant Improvements or the Leasehold Estate are subject to any rights reserved in any Mortgage by a Mortgagee to apply all or any part of the Insurance Proceeds of Condemnation Awards for Tenant Improvements and the Leasehold Estate to the indebtedness secured by a Mortgage.

      Section 7.09. Modification or Lease. If a prospective Mortgagee requests reasonable modifications in this Lease as a condition to making a Mortgage Loan to Tenant, then Landlord shall execute an agreement in recordable form modifying this Lease as requested by the Mortgagee; provided that no such modifications shall affect Landlord or its rights hereunder in any material adverse respect.

      Section 7.10. Restrictions on Mortgages. During the Term, Landlord shall not have the right or power to (a) mortgage or otherwise grant any Security interest in, or other liens or encumbrances upon, the Army Lease, the Leased Premises, the right, title, interest and estate of Landlord in and to the Leased Premises under the Army Lease, the Improvements, any fixtures, equipment or other personal property at any time and from time to time located on the Leased Premises, or any part thereof, or (b) to amend, modify, extend, renew, replace, refinance or otherwise change or affect any Mortgage.

      Section 7.11. Estate of Landlord Not Subordinated. No condition, term, covenant or agreement of this Lease shall be deemed to (a) constitute a subordination of the right, title, interest and estate of Landlord in and to the Leased Premises under the Army Lease to any Mortgage or (b) require Landlord to execute any Mortgage or other document or instrument to effect any such subordination.


                          ARTICLE VIII
                        PAYMENT OF TAXES

      Section 8.01. Payment or Taxes and Assessments. Tenant shall pay and discharge prior to delinquency (a) all installments of Real Estate Taxes and Assessments which become due and payable during the Term and (b) all Personal Property Taxes.

      Section 8.02. Right to Contest Taxes and Assessments. Tenant at the cost and expense of Tenant may contest by appropriate legal proceedings all Real Estate Taxes and Assessments and the valuation of the Improvements for the purpose of determining the amount of Real Estate Taxes or Assessments. Tenant shall have the right to conduct all such proceedings without the consent or further authorization of Landlord and in the name of Landlord. Landlord shall (a) cooperate with Tenant in connection with contesting Real Estate Taxes and Assessments or the valuation of the Improvements, and (b) upon request by Tenant, execute all petitions and other instruments and documents necessary in connection therewith. Notwithstanding any other condition, term, covenant or agreement set forth in this Section, Tenant shall pay installments of Real Estate Taxes and Assessments prior to the date on which the Improvements or any part thereof shall become subject to sale upon foreclosure of the lien for such Real Estate Taxes and Assessments. The legal proceedings conducted by Tenant pursuant to this Section may include any and all appropriate appeals or other similar proceedings, if such appeals or other proceedings are sufficient to prevent a foreclosure sale.

      Section 8.03. Distribution of Overpayment of Taxes. If there are any refunds or rebates on account of the Real Estate Taxes and Assessments paid by Tenant, then such refund or rebate shall belong to Tenant (whether or not received by Landlord during the Term). Any such refund or rebate received by Landlord at any time shall be deemed to be received by Landlord in trust for Tenant, and shall be paid to Tenant immediately upon receipt. Upon the request of Tenant, Landlord shall execute any receipts or other instruments or documents which may be necessary to secure the payment of any such refund or rebate.

      Section 8.04. Separate Assessments. Upon request of Tenant, Landlord shall apply for or join in Tenants' application to obtain separate tax assessments for such portions of the Improvements as Tenant may designate at any time and from time to time. Landlord shall (a) cooperate with Tenant, in connection with any such application and (b) upon request by Tenant, execute any additional instruments or documents necessary or appropriate to obtain such separate tax assessments.

      Section 8.05. Excluded Taxes. No condition, term, covenant or agreement in this Lease shall be deemed to require Tenant to pay any income, gross income, net or supplemental income, gross receipts, inheritance, estate, succession, transfer, gift, franchise or profit taxes. or any tax similar to or enacted in lieu or replacement of any of the foregoing, that is or may be imposed upon Landlord, or its successors or assigns. Landlord represents and warrants that (a) no ad valorem real property taxes have been or will be levied or with respect to the Real Estate. the Reservoir and/or the use thereof and (b) no general and special assessments, ditch fees or any other governmental dues, charges and impositions have been or will be levied upon or with respect to the Reservoir.

                        ARTICLE IX
                     MECHANICS' LIENS

      Tenant shall pay and promptly discharge all mechanics' or materialmens' liens filed against the Real Estate and/or the Improvements; provided that Tenant shall have the right to contest the validity of any such lien in any manner permitted by law if (a) Tenant provides to Landlord title insurance, a bond or other assurance or security in any amount equal to one hundred percent (100%) of the amount claimed to be due, and (b) diligently proceeds to cause such lien to be discharged. If Tenant fails to discharge any such lien as required under this Section, then Landlord may discharge the lien for the account of Tenant by (a) paying the amount claimed to be due, (b) depositing in court a bond for the amount claimed to be due or (c) such other manner as may be permitted by law. The legal proceedings conducted by Tenant pursuant to this Section may include any and all appropriate appeals or other similar proceedings, if such appeals or other proceedings are sufficient to prevent a foreclosure sale.


                         ARTICLE X
                         INSURANCE

      Section 10.01. Liability Insurance. Tenant, at its cost and expense, shall maintain in full force and effect during the Term a policy or policies of general public liability insurance issued by a reputable company or companies naming Landlord as an additional insured and covering any and all claims for injuries to or death of persons and damage to property occurring on the Leased Premises, in an amount not less than (a) One Million Dollars ($1,000,000.00) for injuries to or deaths of any individuals in the same accident or occurrence, (b) Five Hundred Thousand Dollars ($500,000.00) for damage to property arising out of any one accident or occurrence, and (c) an aggregate of One Million Dollars ($1,000,000.00) coverage.

      Section 10.02. Casualty Insurance. Tenant, at its cost and. expense, shall maintain in full force and effect during the Term a policy or policies of insurance on all Tenant Improvements for the benefit of Tenant against loss or damage by fire or other casualties covered by a customary extended coverage endorsement, in an amount not less than eighty percent (80(%) of the replacement cost of the Tenant Improvements. Any and all such policy or policies shall be held by either the Mortgagees or Tenant. Landlord shall not carry any insurance concurrent in coverage and contributing in the event of loss with the insurance policy or policies required to be maintained by Tenant under this Section, if the effect of such separate insurance would be to reduce the protection or the payment to be made under the insurance policy or policies maintained by Tenant.

     Section 10.03. Workmen's Compensation Insurance. Tenant shall (a) comply with the applicable provisions of the workmen's compensation law and (b) insure against its liability thereunder as required by law.

      Section 10.04. Blanket and Umbrella Policies. Any requirement of Tenant under this Lease to maintain an insurance policy or policies may be satisfied by maintaining blanket property insurance or umbrella liability insurance covering the Leased Premises and the Tenant Improvements and other locations or operations of Tenant or its Affiliates: provided that such blanket or umbrella insurance policy or policies shall comply with all of the other requirements of this Lease.

     Section 10.05. Certificates of Insurance. Upon request by Landlord, Tenant Eh-all furnish to Landlord certificates of insurance showing that the policies of insurance required to be maintained by Tenant under this Lease are in full force and effect.


                          ARTICLE XI
                          DESTRUCTION

      Section 11.01. Occurrence of Damage or Destruction. If the Improvements are destroyed or damaged by fire or other cause, then Tenant, at its election, may repair, restore, rebuild and replace the Improvements in whole or in part. If the Improvements are substantially destroyed or damaged by fire or other cause (to the extent of more than eighty (80%) percent of the cost to replace or restore the Improvements) Tenant, at its election, may terminate this Lease. Prior to rebuilding any Improvement which is structurally damaged by fire or other cause, Tenant shall (a) prepare and submit to Landlord plans and specifications for the Improvements, as rebuilt, and (b) solicit the comments of Landlord concerning such plans and specifications. Any complete replacement of Improvements destroyed or damaged by fire or other cause with Improvements of a different type or nature shall be deemed to be the construction of an Additional Building under
Section 6.01, and Tenant shall comply with the terms, conditions, covenants and agreements of Section 6.01 prior to replacing any Improvements with an Additional Building. Tenant shall (a) raze any Improvements which Tenant does not repair, restore, rebuild or replace, (b) regrade the ground on which such Improvements were located an (c) seed such ground with grass or pave such ground for parking.

      Section 11.02. Insurance Proceeds. All Insurance Proceeds paid under the insurance policy or policies required to be maintained by Tenant under Section 10.02 shall be applied in accordance with the Mortgages and if required by the terms of the Mortgages, all such Insurance Proceeds shall be deposited with the Mortgagees to be disbursed pursuant to the Mortgages as the repair, restoration, rebuilding and replacement of the Improvements are completed. All Insurance Proceeds which are not applied pursuant to the Mortgages shall be the property of Tenant unless Tenant either terminates the Lease or elects not to rebuild the Improvements, in which case these Insurance Proceeds shall be the property of Landlord.

                         ARTICLE XII
                        CONDEMNATION

      Section 12.01 Occurrence of Condemnation. If a Total Taking or a constructive Total Taking shall occur at any time during the Term, then this Lease shall terminate on the date of such Taking. If a Partial Taking shall occur at any time during the Term, then
(a) this Lease shall not terminate and, (b) Tenant, at its election, may repair, restore, rebuild or replace any Improvements which have been taken in whole or in part. Tenant shall (a) raze any Improvements which Tenant elects not to repair, restore, rebuild or replace. (b) regrade the ground on which such Improvements are or were located and (c) seed such ground with grass or pave such ground for parking.

      Section 12.02. Condemnation Awards. The portion of any Condemnation Awards paid for (a) the Taking of all or part of the Army's fee ownership of the Lease Premises or (b) the Taking of Landlord's right, title and interest in and to the Leased Premises under the Army Lease shall be paid to and be the property of the Army or Landlord. as the case may be, and Tenant shall not be entitled to and shall have no interest in any such Condemnation Awards. The portion of any Condemnation Awards paid for or otherwise attributable to (a) taking the Tenant Improvements, the Leasehold Estate, or fixtures, equipment and personal property of Tenant or (b) expenses to move such fixtures, equipment and personal property or otherwise compensate Tenant for the loss of the Leasehold Estate shall be applied in accordance with the Mortgages, and, if required by the terms of the Mortgages, shall be deposited with the Mortgagees to be disbursed pursuant to the Mortgages. All such Condemnation Awards which are not applied pursuant to the Mortgages shall be the property of Tenant.

      Section 12.03. Rights to Appear. Landlord, Tenant, and all Mortgagees shall have the right to participate in any condemnation proceedings or other proceedings concerning a Taking for the purpose of protecting their rights hereunder and to introduce evidence to establish the value of or damage to the Leased Premises, the Tenant Improvements or the Leasehold Estate.


                            ARTICLE XIII
                             MAINTENANCE

      Section l3.01. Maintenance and Repairs. During the Term, Tenant, at its cost and expense, shall keep, maintain and repair the entirety of the Leased Premises and all Tenant Improvements in good, clean and safe order, condition and repair, wear and tear and the effects of time excepted. In addition, Tenant shall implement a regular program of cleaning and outdoor maintenance, including without limitation, cutting grass and caring for landscaping, sufficient to keep the Leased Premises and the Tenant Improvements in an aesthetically acceptable condition.

      Section 13.02. Use of the Leased Premises. Tenant shall not
(a) vacate or abandon the Leased Premises, [or] (b) commit any waste of or cause a nuisance to exist on the Leased Premises.
Tenant shall use the Leased Premises and operate the Project in accordance with all applicable laws, statutes and ordinances and all applicable rules and regulations of Governmental Agencies, including without limitation, the provisions of I.C. 14-3-8-3(8) concerning the retail sale of alcoholic beverages on lands which are under the control and management of Landlord, the legal title to which is vested in the federal government. Tenant shall not permit refuse, trash or garbage to accumulate on the Leased
Premises or in the Tenant Improvements, and Tenant shall remove or cause all refuse, trash and garbage to be removed from the Leased Premises on a regular basis.

      Section 13.03. Right to Contest Laws. Tenant, at the cost and expense of Tenant, may contest by appropriate legal proceedings the application of any law statute, ordinance or any rule or regulation of any Governmental Agency with respect to the use of the Leased Premises or the operation of the Project, if the legal proceedings continue to postpone enforcement of the law, statute, ordinance, rule or regulation against the Leased Premises. During such contest, Tenant shall not be deemed to be in default of the conditions terms, covenants or agreements of
Section 13.02 with respect to the law, statute, ordinance, rule or regulation which Tenant is contesting. Tenant shall have the right to conduct all such proceedings without the consent or further authorization of Landlord. Landlord shall not interfere with any action taken by Tenant in connection with contesting the application of any law, statute or ordinance or any rule or regulation of any federal or local Governmental Agency. The legal proceedings conducted by Tenant pursuant to this Section may include any and all appropriate appeals or other similar proceedings.

      Section 13.04. Preservation of Environment. In furtherance of the purpose and policy of the National Environmental Policy Act of 1969(Public Law 91-90, 42 USC 4321, 4331-4335) and
Executive Order 11514, entitled "Protection and Enhancement of Environmental Quality" March 5, 1970 (35 Federal Register 4247, March 7, 1970), Tenant acknowledges the importance of the preservation and the elimination of environmental pollution. At all times during the Term, Tenant shall comply with all applicable federal, state, and local laws, statutes and ordinances and all applicable rules and regulations of Governmental Agencies concerning environmental pollution. Tenant shall take reasonable and economically practical action to promote (a) reduction of chemical vapors and control of engine exhaust gases and smoke from heaters, (b) reduction of water pollution by control of sanitary facilities, the storage of fuels and other contaminants, and turbidity and siltation from erosion,
(c) minimization of noise levels, (d) proper on and off-site disposal of waste and other contaminants from construction activities, and (e) minimization of defacement and damage to forests.

      Section 13.05. Non-Discrimination. Tenant shall not discriminate on the basis of race, creed, color, ancestry, national origin or political affiliation against any employees, applicant for employment or any person seeking to utilize the facilities or services provided by Tenant on the Leased Premises or otherwise violate the Indiana Non-Discrimination Law, I.C. 22-9-1-10. Such prohibition concerning discrimination against employees and applicants for employment shall include, without limitation, employment, promotion, demotion, transfer, recruitment, training, termination, rate of pay, or other forms of compensation. The provisions of this Section shall be included in any construction contract by and between Tenant and any third party.

      Section 13.06. Promotional Activities. Tenant shall engage in such advertising and promotional activities as Tenant shall deem adequate to acquaint the public with the facilities and services which are available on the Leased Premises. To assist Tenant in the preparation of advertising and promotional activities and material, Landlord shall consult with, advise, and furnish information to Tenant. All stationery, post cards, brochures, displays and other advertising material used by Tenant to advertise to promote the Project and the use of the facilities located on the Leased Premises shall indicate that Tenant is operating the Project and such facilities under this Lease for the benefits and patronage of the public. All brochures, displays and other advertising material used by Landlord to advertise. promote or inform the public of the general facilities in the Reservoir shall identify the Project and describe the facilities and services provided by Tenant on the Leased Premises. Landlord shall (a) consult with Tenant concerning all such descriptions prior to use or publication and (b) make such revisions therein as Tenant reasonably may request.


                             ARTICLE XIV
                              UTILITIES

      During the term, Tenant shall pay all use and other charges for Utility services furnished to or used on the Leased Premises. If Tenant requires additional or increased Utility services for the Leased Premises, then Tenant shall have the right to obtain such additional or increased services at its cost and expense. Landlord shall (a) cooperate with Tenant in connection with obtaining additional or increased utility services, and (b) upon request by Tenant, execute without charge to Tenant all petitions and other instruments and documents necessary in connection therewith. Landlord shall execute agreements and other instruments creating easements or other similar rights in favor of Utility Companies and Tenant as may be necessary or appropriate to (a) extend Utility lines and mains to the boundary of the Leased Premises or (b) obtain additional or increased utility services. Such agreements and easements shall provide to Utility Companies and Tenant (a) rights of access to Utility mains and lines and (b) rights to use, maintain, repair and replace Utility mains and lines.


                            ARTICLE XV
                     ASSIGNMENT AND SUBLETTING

      Section 15.01. Subleases. Landlord hereby consents to any and all (a) subleases by Tenant or part or all of the Tenant Improvements or the leased Premises and (b) grants by Tenant of concessions, licenses and other rights to the use and occupancy of part or all of the Tenant Improvements or the Leased Premises, so long as such sublesses, concessionaires and licensees are obligated to use the Leased Premises in accordance with Article V. No sublease. concession or license permitted hereunder shall relieve Tenant of its obligations and liabilities under this Lease. Tenant shall provide written notification to Landlord of the existence of any subtenant, licensee or concessionaire and shall further provide Landlord with a summary of the terms of any such sublease, concession or license agreement.

      Section 15.02. Sales and Assignments. Tenant shall have the right at any time to sell. assign or transfer this Lease and/or the Leasehold Estate to any other party if Tenant obtains the prior written consent of Landlord. Landlord's consent to such a sale, transfer or assignment shall not be withheld if the proposed purchaser, assignee or transferee (a) has the financial worth equal to or greater than Tenant to perform the conditions, terms, covenants and agreements of this Lease to be performed by Tenant and (b) has the expertise or is affiliated or associated with parties which have the expertise to operate the Project. Any such sale, transfer or assignment of this Lease and the Leasehold Estate to a party having such financial wherewithal and expertise shall release Tenant from (a) all liabilities accruing hereunder after the date of the sale, assignment or transfer, and (b) all obligations to perform the conditions, terms. covenants and agreements of this Lease to be performed by Tenant after such date. Landlord hereby consents to any and all sales, assignments or transfers of the Tenant Improvements or a part thereof and/or the Leasehold Estate. Any Mortgagee shall have the right to sell, assign or transfer this Lease, the Leasehold Estate, and/or part or all of the Tenant Improvements after notifying Landlord of the impending sale, assignment or transfer. Notwithstanding any other condition, term, covenant or agreement of this Lease, a transfer of this Lease, the Leasehold Estate and/or part or all of the Tenant Improvements by death, incapacity or operation of law shall not be deemed to be a sale, assignment or transfer for purposes of this Lease, and Landlord's consent shall not be required. Notwithstanding any other condition, term, covenant or

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



agreement in this Lease of each purchaser, assignee or transferee of the Lease or the Leasehold Estate (whether by purchase at any foreclosure sale or any other assignment or transfer in lieu thereof) shall (a) assume and agree to perform all of the conditions, terms, covenants and agreements of this Lease to be performed by Tenant, subject to the limitation of liability set forth in Article XXV, and (b) furnish to Landlord a document or instrument executed by the purchaser. assignee or transferee and setting forth such assumption and agreement.


                             ARTICLE XVI
                           TENANT DEFAULTS

      Section 16.01. Events of Default. Each of the following events shall constitute an Event of Default: (a) the failure of Tenant to pay any installment of Rent when the same shall be due and payable and the continuation of such failure for a period of thirty (30) days after written notice to Tenant from Landlord;
(b) the failure of Tenant to comply in a timely manner with the order or decree of the appropriate Governmental Agency after a final determination that Tenant has breached the conditions, terms, covenants and agreements set forth in Section 13.05 and exhaustion by Tenant of all appeals and other appropriate legal proceedings; (c) the failure of Tenant to perform any other condition, term, covenant or agreement of this Lease to be performed by Tenant, unless Tenant shall commence a cure of such failure within thirty (30) days after written notice to Tenant from Landlord specifying the nature of the default and shall diligently proceed to complete the cure; (d) the sale of the Leasehold Estate pursuant to execution; (e) the making by Tenant of a general assignment for the benefit of creditors; (f) the appointment of a receiver in equity for Tenant's property, unless such appointment is vacated. discharged or bonded within one hundred twenty (120) days after the receiver is appointed; (g) the appointment of a trustee or receiver for Tenant's property in a reorganization; arrangement or other bankruptcy proceeding, unless such appointment is vacated, discharged or bonded one hundred twenty (120) days after the trustee or receiver is appointed; (h) the filing by Tenant of a voluntary petition in bankruptcy or for reorganization or arrangement; (i) filing by Tenant of an answer admitting bankruptcy or agreeing to reorganization or arrangement: or (j) the adjudication of Tenant as insolvent or as bankrupt; provided that no Event or Default shall be deemed to have occurred if Tenant shall be delayed in or prevented by Unavoidable Delay from curing or commencing a cure of a default or failure by Tenant.

      Section 16.02. Remedies for Tenant Defaults. Upon the occurrence of an Event of Default, Landlord may (a) cure the default for the account of Tenant or (b) terminate this Lease. If Landlord elects to cure the default, then Tenant shall pay to Landlord on demand all costs and expenses incurred by Landlord in connection with curing the default. If Landlord elects to terminate this Lease, then Landlord shall give Tenant a written notice of termination specifying such default and designating a date for termination, which date shall not be less than sixty
(60) days after Landlord gives the Notice of Termination to Tenant. Simultaneously with giving the Notice of Termination to Tenant, Landlord shall give a copy of the Notice of Termination to all Mortgagees, as required under Section 7.02, and to any other parties that Tenant shall have previously designated to Landlord to receive a copy of a Notice of Termination. If Tenant or any Mortgagee cures the default on or before the date designated for termination of this Lease in the Notice of Termination, then Landlord shall have no right to terminate this Lease for such default. Notwithstanding any condition, term, covenant or agreement set forth in this Section, Landlord shall have no right to terminate this Lease as a consequence of Tenant Bankruptcy if (a) the Rent due and payable hereunder shall continue to be paid and (b) the other conditions, terms, covenants and agreement so this Lease to be performed by Tenant continue to be performed. The conditions, terms, covenants and agreements set forth in this Section and the rights of Landlord hereunder are subject to the conditions, terms, covenants and agreements of Article VII.


                          ARTICLE XVII
              QUIET ENJOYMENT AND LANDLORD COVENANTS

      Section 17.01. Covenant of Quiet Enjoyment. Landlord covenants and agrees that Tenant shall have the peaceable and quiet possession of the Leased Premises from and after the Execution Date and at all times during the Term. This covenant shall run with the land constituting the Real Estate and bind Landlord, and its successors and assigns. Landlord covenants and agrees that Landlord shall not (a) sell, assign or transfer to any person or entity (whether collaterally, by operation of law or otherwise) this Lease, its rights and interests as Landlord under this Lease or its right, title, interest and estate under the Army Lease or (b) grant any easement or other right, title, interest or estate in or to the Leased Premises unless Landlord obtains Tenant's prior written consent, which consent with respect to easements shall not be withheld unreasonably. All such attempted or purported sales, assignments, transfers or grants shall be deemed ineffective and void ab initio unless Tenant's written consent is obtained.

      Section 17.02. Covenants Concerning the Army Lease. Landlord covenants and agrees that Landlord shall not (a) cause or permit any amendment, modification or other change of or in the Army Lease which affects this Lease, the Leasehold Estate, rights of Tenant hereunder or the obligations of Landlord hereunder, unless Landlord obtains the prior written consent of Tenant, (b) cause or permit any default of the conditions, terms, covenants and agreements of the Army Lease to be performed by Landlord which might result in the termination or cancellation of the Army Lease, (c) cause or permit the Army Lease to be terminated or canceled by either Landlord or the Army, (d) cause or agree to any amendment, modification or other change of or in the U.S. Army Engineers' Master Plan or the Annual Management

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



Program which is inconsistent or incompatible with the development and full use and enjoyment of the Project, the rights of Tenant hereunder or the obligations of Landlord hereunder, or (e) agree to or enter into a new U.S. Army Engineers' Master Plan or Annual Management Program which is inconsistent or incompatible with the development and full use and enjoyment of the Project, the rights of Tenant hereunder or the obligations of Landlord hereunder. Landlord covenants and agrees that Landlord shall exercise its best efforts to enforce fully and diligently the conditions, terms, covenants and agreements of the Army Lease to be performed by the Army. Landlord shall permit Tenant to (a) participate directly with Landlord to enforce such conditions, terms, covenants and agreements of the Army Lease, and (b) if Landlord fails to fully and diligently enforce such conditions, terms, covenants and agreements of the Army Lease, then Tenant shall have the right to conduct enforcement proceedings in the name of Landlord. Landlord shall (a) cooperate with Tenant in connection with such proceedings, and (b) upon request by Tenant, execute all complaints, pleadings, instruments and documents necessary in connection therewith.

      Section 17.03. Covenants Concerning the Reservoir. Landlord covenants and agrees that, at all times during the Term, Landlord shall (a) maintain the Reservoir as a public facility for recreational and fish and wildlife management purposes so that the Reservoir is suitable for the use and enjoyment by the customers and patrons of the Project for boating, fishing, hiking and all other customary outdoor recreational uses of Indiana reservoir properties, (b) preserve public access to the Reservoir and the Lake and assure that the use of the Reservoir and the Lake is available to the public, and (c) maintain the Reservoir and all public amenities in the Reservoir in good, clean and safe order, condition and repair and in compliance with all applicable laws, statutes and ordinances and all applicable rules and regulations of Governmental Authorities.

      Section 17.04. Covenants Concerning Lake Level. Landlord covenants and agrees that Landlord shall exercise its best efforts with respect to the Army and cooperate with the efforts of Tenant to avoid raising or lowering the water level of the Lake materially above or materially below 538 feet above sea level. The parties acknowledge that the primary purpose of the reservoir is for flood control, low flow augmentation, and to provide recreational opportunities.

      Section 17.05. Landlord Defaults. In the event Landlord shall default in the performance of any of the covenants or conditions which Landlord is required to observe and perform under the terms of this Lease Tenant shall give Landlord thirty
(30) days written notice of such default. Landlord shall have such additional time as is necessary to cure such default provided that Landlord begins to cure same during said thirty
(30) days and diligently pursues such cure thereafter. The Tenant shall have all legal remedies available to it and may enforce any and all rights available to Tenant.


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



                          ARTICLE XVIII
                         PUBLIC CHARGES

      Landlord and Tenant agree that the obligations of Tenant and Landlord with respect to reviews by the District Engineer and Landlord pursuant to the Army Lease and any applicable laws or statutes, of fees, rates and prices charged on the Leased
Premises for furnishing or selling lodging, services and goods to the public will be satisfied as follows: (a) prior to increasing fees for slip rental and lodging room rental above the fees existing at the date of the execution of this Lease. Tenant will submit a schedule of the initial or increased fees to the Landlord for approval by the Director of Landlord; (b) the approval of the Director shall not be withheld unless the fees submitted exceed fair market fees charged by operators of other similar privately-owned resort developments comparable to the Project in the area for comparable slips and lodgings, and then shall be withheld only with respect to the fees which exceed such fair market fees; (c) the Director shall approve or disapprove each fee on the submitted schedule within a reasonable time after receipt of the schedule of fees (not to exceed thirty (30) days, which approval shall not be withheld conditioned or delayed unreasonably; (d) any disapproval of a fee shall be in writing and shall specify in detail the basis for disapproval; and (e) the approval by the Director shall be deemed to be the approval by Landlord. The conditions, terms, covenants and agreements set forth in this Section shall be applicable unless and until the same shall be determined to be inconsistent with the requirements of applicable laws or statutes in a final, non-appealable decision by a court of competent jurisdiction, in which event the interpretation of the applicable laws and statutes by such court shall be binding upon Landlord and Tenant. If any person shall claim that the conditions, terms, covenants and agreements set forth in this Section are inconsistent with the requirements of the applicable laws or statutes, then Landlord and Tenant agree to cooperate and to use their best efforts to support and defend the conditions, terms, covenants and agreements of this Lease.


                              ARTICLE XIX
                              ACCESS ROADS

      Landlord represents and warrants that Tenant, the Subtenants and their respective employees, agents, contractors. customers and patrons shall have adequate and convenient access, ingress and egress at all times to and from the Leased Premises from and to public highways and roads over and across all access roads in the Reservoir. Without limiting the foregoing representation and warranty, the Army and Landlord hereby grant to Tenant appurtenant and non-exclusive easements in, on, over, above and across the Access Roads, which easements shall continue in full force and effect until the expiration of the Term or the termination of this Lease. Such easements are granted for the benefit of, and may be used by, Tenant, the Subtenants and their respective employees, agents, contractors, customers and patrons. Landlord covenants and agrees that Landlord shall maintain the

Access Roads in good, passable. clean and safe order. condition and repair and in compliance with all applicable laws, statutes and ordinances and all applicable rules and regulations of Governmental Authorities. Landlord shall remove snow from the Access Roads promptly after each snowfall commences. Tenant acknowledges that in the event of a heavy snowfall, (a) the current equipment of Landlord is inadequate to remove large accumulations of snow, and (b) Landlord must rely on other Governmental Authorities to remove large accumulations of snow from the Access Roads. Tenant agrees that, in the event of a heavy snowfall with a large accumulation, Landlord shall not be in default of its obligations under this Section to remove snow if Landlord exercises its best efforts and diligently attempts to obtain snow removal for the Access Roads from other Governmental Authorities. When Landlord obtains adequate equipment to remove large accumulations of snow from the Access Roads, then the foregoing acknowledgment and agreement of Tenant with respect to heavy snowfalls with large accumulations shall have no further force or effect. As part of the easements granted to Tenant in this Section, Tenant shall have the right to install, maintain, repair and replace (a) signs at the entrances to the Fairfax State Recreation Area, and (b) such direction and information signs along the Department of Natural Resources controlled access roads as Tenant reasonably may deem necessary or appropriate. Tenant shall obtain Landlord's prior written consent to the form, design, and placement. of any such signs.


                              ARTICLE XX
                              SURRENDER

      Upon the expiration of the Term or earlier termination of this Lease, Tenant shall (a) surrender to Landlord the Leased Premises and the Tenant Improvements, in good order, condition and repair, wear and tear and the effects of time excepted and
(b) remove from the Leased Premises and the Tenant Improvements all fixtures, signs, equipment and other personal property belonging to Tenant and the Subtenants.


                            ARTICLE XXI
                   EXCLUSIVE RIGHT OF FIRST REFUSAL

      Subject to the conditions herein contained and subject to Indiana Code 14-3-8, Landlord covenants to extend to the Tenant the preferential right to provide such additional accommodations, facilities, or services as may, in its opinion, become necessary on, adjacent to, or in the immediate vicinity of the Leased Premises during the term of this Lease or any extension or renewal thereof. This is a preferential right and not a monopolistic or exclusive right. When appropriate, the Landlord will request the Tenant to provide the needed additional accommodations, facilities, or services. If the Tenant doubts the necessity, desirability, timeliness, reasonableness, or practicability of such new or additional facilities, it will be allowed sixty (60) days in which to prepare and submit evidence to support its position. The Landlord will review all the evidence pertinent to the situation that is available, and make the final decision in the matter.

      However, it is agreed that there will be no mandatory requirements for additional rooms or other lodging until the occupancy rate for the rooms in operation at the time of the request has averaged seventy-five percent (75%) for at least one full year.

      If the decision is that the accommodations, facilities, or services are required; if space is available and usable therefor without interference with the operations and uses authorized by the terms of this Lease; and, if the Tenant does not advise the Landlord of its intent to exercise its preferential right in writing within one (1) month of receipt of notice of the Landlord's final decision, then, the Landlord may, in its discretion, authorize others to provide such accommodations, facilities or services, but only upon terms and conditions no more favorable than those offered to the Tenant.


                         ARTICLE XXII
                         NONRECOURSE

      The term "Tenant," as used in this Lease, for the purposes of the conditions, terms, covenants and agreements of this Lease to be performed by Tenant, shall be construed to mean only the person or entity holding the Leasehold Estate at the time in question. Notwithstanding any other condition, term, covenant or agreement of this Lease, no Mortgagee, Affiliate, partner, officer, director, agent, employee or beneficiary of Tenant or a successor Tenant shall be liable personally for the performance or nonperformance of any condition, term, covenant or agreement of this Lease to be performed by Tenant.


                        ARTICLE XXIII
                        FORCE MAJEURE

      Notwithstanding any other condition, term, covenant or agreement of this Lease, if (a) either Landlord or Tenant is required to perform any act (other than the payment of money) at a specified time or within a specified time limit and (b) such performance (other than the payment of money) is prevented or delayed as a consequence of an Unavoidable Delay, then such time or time limit, as the case may be, shall be extended by a period equal to the period of the Unavoidable Delay.


                          ARTICLE XXIV
                            NOTICES

      No notice, demand. approval, consent or other communication authorized or required by the conditions, terms, covenants or agreements of this Lease shall be effective, unless the same shall be in writing and (a) delivered personally, with a receipt signed by the party to which the notice is delivered, or sent postage prepaid by United States registered or certified mail, return receipt requested, addressed in each case to the other party at its address set forth below, or such other address as either party may designate by written notice, and (b) delivered or sent in the same manner to any Mortgagee and any other party entitled to a copy of such notice:

      The address for notices to Landlord is:

      Director, Department of Natural Resources
      State Office Building
      Indianapolis, Indiana 46204

      With copies to:

      Attorney General
      State House
      Indianapolis, Indiana 46204

      The address for notices to Tenant is:

      FOURWINDS
      c/o REGAL-AIRCOA COMPANIES, INC.
      4600 S. Ulster Street, Suite 1200
      Denver, Colorado 80237

      With copies to:

      REGAL-AIRCOA COMPANIES, INC.
      Attention:  General Legal Counsel
      4600 S. Ulster Street
      Suite 1200
      Denver, Colorado 80237


                        ARTICLE XXV
                        CERTIFICATES

      Upon demand at any time, either party shall certify to the following matters by written instrument duly executed, acknowledged and addressed to any Mortgagee, (a) whether this Lease has been supplemented or amended, and if so, the substance of each such supplement or amendment; (b) whether this Lease is valid and in full force and effect in accordance with the conditions, terms, covenants and agreements of this Lease; (c) whether any default exists hereunder and whether any condition exists which, with the passage of time or the giving of notice, will constitute a default; (d) whether any offsets, counterclaims or defenses exists under the Lease; (e) the correct commencement and expiration dates of the Term; and (f) any other matters as reasonably may be requested. Any such certificate may be relied upon by the party requesting it and any other person or entity to whom the certificate may be exhibited or delivered, and the contents of such certificate shall be binding on the party executing the certificate.


                       ARTICLE XXVI
                         GENERAL

      Section 26.01. Non-Waiver. Failure of Landlord or Tenant to complain of any act, omission or default on the part of the other party, however long the same may continue, shall not be deemed to be a waiver by said party of its rights hereunder. No waiver by Landlord or Tenant at any time, express or implied, of any default under any condition, term, covenant or agreement of this Lease shall be deemed a waiver of a default under any other condition, term, covenant or agreement of this Lease or a consent to any subsequent default under the same or any other condition, term, covenant or agreement of this Lease.

      Section 26.02. Governing Law. This Lease and the performance hereof shall be governed, interpreted and construed by the laws of the State of Indiana. The authorities for this Lease are: I.C. 14-3-2-9(2) 14-3-8-2, and 14-3-8-3. Wherever
herein the singular number is used. the same shall include the plural, and the masculine gender shall include the feminine and neuter genders, and vice versa, as the context shall require.
The Article and Section headings are for reference and convenience only, and shall not enter into the interpretation hereof. This Lease may be executed in several counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

      Section 26.03. Partial Invalidity. If any condition, term, covenant or agreement of this Lease. or the application thereof to any person, entity or circumstance, shall at any time or to any extent be held invalid or unenforceable, then (a) the remainder of this Lease, or the application of such condition, term. covenant or agreement to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and (b) each such condition, term, covenant and agreement of this Lease shall continue to be valid, binding and enforceable to the fullest extent permitted by law.

      Section 26.04.  Entire Agreement.  This Lease (a)
constitutes the entire agreement between the parties and (b) shall not be amended, modified. changed, terminated or canceled except by a written instrument.

      Section 26.05. Memorandum of Lease. Upon executing this Lease. the parties shall execute and deliver a memorandum of this Lease, in recordable form, setting forth a description of the Leased Premises, the Term and any conditions. terms, covenants or agreements thereof required by the applicable statute or requested by Tenant.

     Section 26.06. Parties. Except as otherwise expressly provided herein, the covenants, conditions and agreements contained in this Lease shall bind and inure to the benefit of Landlord and Tenant and their respective successors and assigns.

      Section 26.07. Authority. Landlord and Tenant each represent and warrant to the other party that they have the power and authority to execute and deliver this Lease and to carry out and perform all conditions, terms, covenants and agreements to be performed by such party hereunder. Landlord and Tenant each represent and warrant to the other party that this Lease is (a) the legal, valid and binding obligation of such party and (b) enforceable in accordance with the conditions, terms, covenants and agreement hereof. Each person signing on behalf of a party hereto represents and warrants that he is fully empowered and authorized by all necessary governmental or other action of such parry to execute and deliver this Lease.

      Section 26.08. Non-Collusion. Tenant acknowledges and agrees that no partner, member, representative, agent or employee of the partnership, directly or indirectly, has (a) entered into or offered to enter into any combination, collusion or agreement to receive pay, or (b) received or paid any sum of money or other consideration for the execution of this Lease, other than that which appears upon the face of this Lease.


                         ARTICLE XXVII
                       ARMY ACKNOWLEDGMENTS

      If Tenant is unable to obtain such acknowledgments and agreements by the Army with respect to this Lease and if the Army rejects this Lease in writing, then Tenant shall have the right to cancel this Lease and reinstate the original Lease. After such cancellation, neither Landlord nor Tenant shall have any liability under or in connection with this Lease. Landlord shall exercise its best efforts and cooperate with Tenant to obtain such acknowledgments. If the Army requests reasonable modifications in this Lease as a condition to making such acknowledgments and agreements, then Landlord and Tenant shall execute an agreement in recordable form modifying this Lease as requested by the Army; provided that no such modifications shall effect Landlord or its rights hereunder in any material adverse respects.


                        ARTICLE XXVIII
                       INDEMNIFICATION

      The Tenant agrees to hold the Landlord and the United States of America harmless and indemnified against any liability for environmental damages caused by the Tenant or liability for injury or death to any persons or damage to any property in or upon the Leased Premises, arising from or out of the negligence of Tenant, its employees, and all persons in the Leased Premises at Tenant's invitation, including the personal property of the Tenant and its employees and all persons in the Leased Premises at its or their invitation.

                        ARTICLE XXIX
                           MERGER

      All understandings and agreements had heretofore between the parties are merged in this Agreement, which alone fully and completely expresses their agreement. This Agreement, including all exhibits, constitutes the entire understanding and agreement among the parties hereto as of the date hereof. No modification or termination of this Agreement shall be binding unless signed by the parties. No waiver of any provision of this Agreement shall be effective and binding unless in writing and no waiver of any other provision hereof (whether or not similar) shall constitute a continuing waiver unless expressly so stated.

      IN WITNESS WHEREOF, the parties hereto have executed this Indenture of Ground Lease as of the day and year first above written.


"LANDLORD"

INDIANA DEPARTMENT OF NATURAL RESOURCES
OF THE STATE OF INDIANA, a governmental
agency of the State of Indiana


By:______________________________
Printed:______________________________
Title:________________________________

"TENANT"

FOURWINDS OPERATING PARTNERSHIP, L.P.
a Delaware limited partnership

By:  AIRCOA HOSPITALITY SERVICES, INC.
      a Delaware corporation,
      Managing General Partner

      By:_____________________
      Printed:____________________
      Title:________________________

      By:_____________________
      Printed:____________________
      Title:________________________

STATE OF INDIANA    )
                    )    SS:
COUNTY OF _____     )

Before me, a Notary Public in and for the State of Indiana, personally appeared __________, the _________, of INDIANA DEPARTMENT OF NATURAL RESOURCES OF THE STATE OF INDIANA, a governmental agency of the State of Indiana, who acknowledged the execution of the foregoing Indenture of Ground Lease for and on behalf of said INDIANA DEPARTMENT OF NATURAL RESOURCES OF THE STATE OF INDIANA, and who, having been first duly sworn, stated that the representations contained therein are true.

WITNESS my hand and notarial seal this ____ day of _______, 1991.

-----------------------
Notary Public

----------------------
Printed Name
My commission Expires:
-----------------------
I am a resident of ___________ County, Indiana.

STATE OF INDIANA    )
                     )    SS:
COUNTY OF _____      )

Before me, a Notary Public in and for the State of Indiana, personally appeared ________, the _____, and ___, the _____ of AIRCOA HOSPITALITY SERVICES, INC., a Delaware Corporation, the General Partner of FOURWINDS OPERATING PARTNERSHIP, L.P., a Delaware Limited Partnership, who acknowledged the execution of the foregoing Indenture of Ground Lease for and on behalf of said FOURWINDS OPERATING PARTNERSHIP, L.P., and who, having been first duly sworn, stated that the representations contained therein are true.

WITNESS my hand and notarial seal this ____ day of ____________, 1991.

-------------------
Notary Public

--------------------
Printed Name

My commission Expires:
---------------
I am a resident of _________ County, Indiana.


APPROVED this ____ day of _______, 1991


-------------------------------
EVAN BAYH, GOVERNOR, STATE OF INDIANA

APPROVED this ____ day of ________, 1991.

--------------------------------
LINLEY E. PEARSON, ATTORNEY GENERAL, STATE OF INDIANA

ATTEST:

----------------------------
JOSEPH H. HOGSETT, SECRETARY OF STATE

APPROVED this ____ day of _______, 1991.
For the STATE BUDGET AGENCY, STATE OF INDIANA

By:______________________
FRANK SULLIVAN, JR., DIRECTOR

APPROVED this ____ day of ____________, 1991
For the DEPARTMENT OF ADMINISTRATION, STATE OF INDIANA


By:_________________________
      JOHN KISH, COMMISSIONER

STATE OF INDIANA    )
                    )    SS:
COUNTY OF _____     )

Before me, a Notary Public in and for the State of Indiana, personally appeared JOSEPH H. HOGSETT, SECRETARY OF STATE OF INDIANA, a governmental agency of the State of Indiana, who acknowledged the execution of the foregoing Indenture of Ground Lease for and on behalf of said Office of the SECRETARY OF STATE OF INDIANA, and who, having been first duly sworn, stated that the representations contained therein are true.

WITNESS my hand and notarial seal this ____ day of _________, 1991.


-----------------
Notary Public


---------------
Printed Name
My Commission Expires:


------------------
I am a resident of __________ County, Indiana.

STATE OF INDIANA     )
                     )    SS:
COUNTY OF _____      )

Before me, a Notary Public in and for the State of Indiana, personally appeared EVAN BAYH, GOVERNOR OF THE STATE OF INDIANA, who acknowledged the execution of the foregoing Indenture of Ground Lease for and on behalf of said OFFICE OF THE GOVERNOR OF THE STATE OF INDIANA, and who, having been first duly sworn, stated that the representations contained therein are true.

WITNESS my hand and notarial seal this ____ day of _________, 1991.


----------------
Notary Public

---------------
Printed Name
My Commission Expires:

-------------------
I am a resident of ________________ County, Indiana.

STATE OF INDIANA    )
                     )    SS:
COUNTY OF _____      )

Before me, a Notary Public in and for the State of Indiana, personally appeared JOHN KISH, COMMISSIONER FOR THE DEPARTMENT OF ADMINISTRATION, a governmental agency of the State of Indiana, who acknowledged the execution of the foregoing Indenture of Ground Lease for and on behalf of said DEPARTMENT OF ADMINISTRATION, and who, having been first duly sworn, stated that the representations contained therein are true.

WITNESS my hand and notarial seal this ____ day of _________, 1991.

----------------
Notary Public

---------------
Printed Name
My Commission Expires:

-------------------
I am a resident of ________________ County, Indiana.

STATE OF INDIANA     )
                     )    SS:
COUNTY OF _____      )

Before me, a Notary Public in and for the State of Indiana, personally appeared FRANK SULLIVAN, JR., DIRECTOR OF THE STATE BUDGET AGENCY OF THE STATE OF INDIANA, who acknowledged the execution of the foregoing Indenture of Ground Lease for and on behalf of said OFFICE OF THE STATE BUDGET AGENCY, and who, having been first duly sworn, stated that the representations contained therein are true.

WITNESS my hand and notarial seal this ____ day of _________, 1991.

----------------
Notary Public

---------------
Printed Name
My Commission Expires:

-------------------
I am a resident of ________________ County, Indiana.















Prepared by Stephen A. Backer, BACKER & BACKER, P.C., 101 West
Ohio Street, Suite 1500, Indianapolis, Indiana 46204.

Clarion Fourwinds Resort and Marina
--------------------------------------------------------------------


                       F.6 INDEMNIFICATION

                 [Insert Indemnification Letter]

                    AIRCOA HOSPTALITY SERVICES, INC.

                    By:/s/ Joel W. Hiser
                     --------------------
                    Name: Joel W. Hiser
                    Tile: Sr. Vice President

                    By:/s/ David Rigby
                     --------------------
                    Name: David Rigby
                    Tile: Sr. Vice President

                    ARTHUR ANDERSEN LLP

                    By:/s/ Roger Cline
                      --------------------
                    Name: Roger Cline
                    Tile: Partner


                    HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.

                    By:/s/ John A. Schoenfeld
                     ----------------------------------
                    Name: John A. Schoenfeld
                    Tile: Co-Director, Real Estate Group



                    AHP SPECIAL COMMITTEE

                    By:/s/ James W. Hire
                      ----------------------------------
                    Name: James W. Hire


                    By:/s/ Anthony C. Dimond
                      ----------------------------------
                    Name: Anthony C. Dimond

                          Appraisal of:

                      REGAL MCCORMICK RANCH

                       SCOTTSDALE, ARIZONA



                              As of:
                         JANUARY 1, 1997







                          Prepared For:

                   AIRCOA Hotel Partners, L.P.
                        Special Committee


                         March 31, 1997






                           Prepared By:

                       ARTHUR ANDERSEN LLP
          Hospitality Industry Consulting Services Group

March 31, 1997


Mr. James W. Hire
Hire & Associates
1383 Solitude Lane
Evergreen, CO 80439

Mr. Anthony C. Diamond
Miramar Asset Management, Inc.
617 Veterans Boulevard, Suite 212
Redwood City, CA 94063

Re:      Appraisal of Regal McCormick Ranch
         As of January 1, 1997

Gentlemen:

As requested, we have completed an appraisal of the leasehold interest in the above-referenced property. The reader is advised that our Firm has not audited, examined, reviewed or applied agreed-upon procedures to the financial data contained in the accompanying report unless specifically noted. We have relied on information including, but not limited to, industry statistics, relevant market, demographic and financial data assembled by us through direct research conducted by our staff or from secondary sources as well as information provided by you. While these sources of information are generally recognized as authoritative in the field or otherwise considered reliable, we have not audited this information nor do we warrant its completeness or accuracy. The opinion of market value subject to stabilized occupancy expressed herein is subject to the assumptions and limiting conditions set forth in the body of the accompanying report.

We understand that our valuation will be used to assist you in determining the market value for internal purposes and may not be disclosed to a third party, without the prior consent of Arthur
Andersen LLP.

Based upon our research and analysis, it is our opinion that the market value of leasehold interest (subject to a groundlease), including furniture, fixtures and equipment, as of January 1, 1997 was

    -- Thirteen Million Seven Hundred Seventy Thousand Dollars
                          ($13,770,000)

We appreciate the opportunity to serve you. Please call if you have any questions or if we can be of further assistance.

Very truly yours,

ARTHUR ANDERSEN LLP

  /s/ Arthur Andersen LLP

Regal McCormick Ranch                                            Page i
-----------------------------------------------------------------------

                        TABLE OF CONTENTS



SUMMARY OF CRITICAL FACTS AND CONCLUSIONS......................iii


GENERAL ASSUMPTIONS AND LIMITING CONDITIONS......................v


CERTIFICATION.................................................viii


A.  INTRODUCTION................................................10

A.1  SUBJECT PROPERTY IDENTIFICATION............................10
A.2  OWNERSHIP HISTORY..........................................10
A.3  PURPOSE AND FUNCTION OF THE VALUATION......................11
A.4  PROPERTY RIGHTS APPRAISED..................................12
A.5  EFFECTIVE DATE OF THE VALUATION............................12
A.6  EXPOSURE PERIOD............................................13
A.7  SCOPE OF THE APPRAISAL.....................................13
A.8  SPECIAL ASSUMPTIONS........................................14

B.  ANALYSIS OF THE SUBJECT PROPERTY AND ITS MARKET.............15

B.1  DESCRIPTION AND ANALYSIS OF THE PROPERTY...................15
   Location.....................................................15
   Legal Description............................................15
   Land.........................................................15
   Property Improvements........................................16
   Property Inspection..........................................21
   Past Renovation and Capital Requirements.....................22
   Property Taxes...............................................24
   Zoning.......................................................27
B.2  AREA ANALYSIS..............................................29
   Economic and Demographic Indicators..........................30
   Employment...................................................34
   Real Estate Overview.........................................39
   Transportation...............................................40
   Freeways.....................................................40
   Mass Transit.................................................42
   Rail Service.................................................42
   Airport......................................................42
   Tourism and Recreation.......................................44
   Conclusion...................................................48
B.3  HIGHEST AND BEST USE ANALYSIS..............................49
   Highest and Best Use of The Land as if Vacant................49
   Highest and Best Use of The Property As Currently Improved...52
   Conclusion and Reconciliation of Highest and Best Use........54

C.  ANALYSIS OF COMPETITIVE LODGING SUPPLY AND DEMAND...........55

C.1  COMPETITIVE LODGING SUPPLY.................................55
   Identified Competitive Supply................................57
   Additions To Supply..........................................63
C.2  LODGING SUPPLY AND DEMAND ANALYSIS.........................67
   Overall Demand Trends in the Scottsdale/Paradise
    Valley Lodging Market.......................................67
   Lodging Demand in the Identified Competitive Supply..........68

Regal McCormick Ranch                                           Page ii
-----------------------------------------------------------------------


   Demand Segmentation And Estimated Demand Growth..............72
C.3  ESTIMATED OCCUPANCY AND AVERAGE ROOM RATE..................79
   Market Penetration & Average Annual Occupancy................79
   Projected Average Daily Room Rate............................84

D.  THE APPRAISAL PROCESS.......................................89

D.1  THE COST APPROACH..........................................89
D.2  SALES COMPARISON APPROACH..................................90
   Conclusion by the Sales Comparison Approach..................96
D.3  INCOME APPROACH............................................97
   Historical Financial Performance.............................98
   Estimated Operating Results..................................98
   Investment Climate Overview.................................106
   Discounted Cash Flow Analysis...............................107

E.   RECONCILIATION AND FINAL VALUE ESTIMATE...................109


F.  ADDENDA....................................................111

F.1  HOTEL  SALES COMPARABLES..................................112
F.2  SUBJECT PROPERTY PHOTOGRAPHS..............................117
F.3  COMPETITIVE HOTEL PHOTOGRAPHS.............................121
F.4  PROPERTY LEGAL DESCRIPTION................................125
F.5  LEASE (GROUND)............................................127
F.6  INDEMNIFICATION...........................................129

Regal McCormick Ranch                                          Page iii
-----------------------------------------------------------------------


            SUMMARY OF CRITICAL FACTS AND CONCLUSIONS

Property Name:                 Regal McCormick Ranch

Property Address:              7401 North Scottsdale Road
                               Scottsdale, Arizona  85253

Property Location:             The subject property is located
                               on Scottsdale Road in Maricopa County,
                               Arizona.  It is easily accessible to
                               numerous area demand generators and
                               attractions including golf courses,
                               shopping malls, the Scottsdale Airport,
                               Sky Harbor International Airport,
                               Pinnacle Park and Rawhide attractions,
                               the Mayo Clinic, and Arizona State
                               University.


Property Type:                 The subject property comprises a
                               125-room, three-story, full-service
                               resort hotel.  The improvements include
                               a restaurant, lounge and meeting/banquet space in one contiguous building. The property also offers a swimming pool, whirlpool, jogging path, boat dock, tennis courts and a pro-shop.

Number of Rooms:               125

Owner of Record:               AIRCOA Hotel Partners L.P.

Interest Appraised:            Leasehold (Subject to a Groundlease)

Land Area:                     353,273-square feet (8.11 acres)

Building Area:                 78,884-square feet

Year Completed:                1978

Highest and Best Use:
     Land as though vacant:    Hold for future hotel development
     Land as improved:         Hotel

Date of Valuation:             January 1, 1997

Date of Inspection:            November 6, 1996



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Value Indications (Including Furniture, Fixtures, and Equipment):

                                            $ Amount      $ Per Room
                                            --------      ----------

      Cost Approach:                             n/a             n/a

      Sales Comparison Approach:        $ 13,750,000        $110,000

      Income Approach:                  $ 13,770,000        $110,160
                                        ------------        --------

      Reconciled Value Indication:      $ 13,770,000        $110,160
                                        ============        ========


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           GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal report is subject to the following general assumptions and limiting conditions:

 1. No investigation has been made of, and no responsibility is assumed for, the legal description of the property being valued or legal matters, including title or encumbrances. Title to the property is assumed to be good and marketable unless otherwise stated. The property is assumed to be free and clear of any liens, easements, or encumbrances unless otherwise stated.

 2. Information furnished by others, upon which all or portions of this appraisal are based, is believed to be reliable but has not been verified in all cases. No warranty is given as to the accuracy of such information.

 3. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization has been or can readily be obtained or renewed for any use on which the value estimates contained in this report are based.

 4. Full compliance with all applicable federal, state, and local zoning, use, occupancy, environmental, and similar laws and regulations is assumed unless otherwise stated.

 5. No responsibility is taken for changes in market conditions, and no obligation is assumed to revise this report to reflect events or conditions which occur subsequent to the appraisal date hereof.

 6. The opinion of value is predicated on the financial structure prevailing as of the date of this appraisal.

 7. Responsible ownership and competent property management are assumed.

 8. Areas and dimensions of the property were obtained from sources believed to be reliable. Maps or sketches, if included in this report, are only to assist the reader in visualizing the property, and no responsibility is assumed for their accuracy. No independent surveys were conducted.

 9. It is assumed that there are no hidden or un-apparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging engineering studies that may be required to discover them.

10. No soil analysis or geological studies were ordered or made in conjunction with this report, nor was an investigation made of any water, oil, gas, coal, or other subsurface mineral and use rights or conditions.

11. Neither Arthur Andersen LLP nor any individual signing or associated with this report shall be required by reason of this report to give further consultation,



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         provide testimony, or appear in court or at other legal
         proceedings unless specific arrangements therefore have been made.

12. This report has been made only for the purpose stated and shall not be used for any other purpose. Neither this report nor any portions thereof (including, without limitation, any conclusions as to value or the identity of Arthur Andersen LLP or any individuals signing or associated with this report or the professional associations or organizations with which they are affiliated) shall be disseminated to third parties by any means without the prior written consent and approval of Arthur Andersen LLP.

13. The date of value to which the opinions expressed in this report apply is set forth in the opinion letter at the front of this report. Our value opinion is based on the purchasing power of the U.S. dollar as of that date. We have no obligation to update our findings and conclusions for changes in market conditions which occur subsequent to our fieldwork.

14. Our study and report will be based on assumptions and estimates which are subject to uncertainty and variation. These estimates are often based on data obtained in interviews with third parties, and such data are not always completely reliable. Therefore, while our estimates will be conscientiously prepared on the basis of our experience and the data available to us, we make no warranty of any kind that the financial results projected will, in fact, be achieved.

15. Unless otherwise stated in this report, no hazardous material, which may or may not be present on or near the property, was observed. We have no knowledge of the existence of such materials on or in the property; however, we are not qualified to detect such substances. The presence of potentially hazardous substances, such as asbestos, urea-formaldehyde foam insulation, or industrial wastes, may affect the value of the property. The value estimates herein are predicated on the assumption that there is no such material on, in, or near the property that would cause a loss in value. No responsibility is assumed for any such conditions or for any expertise or engineering knowledge required to discover them. The client should retain an expert in this field if further information is desired.

16. This appraisal has been made in conformance with the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation.

17. The allocation in this report of the total valuation among components of the property applies only to the program of utilization stated in this report. The separate values for any components may not be applicable for any other purpose and must not be used in conjunction with any other appraisal.

18. Arthur Andersen consents to including, to the extent required by federal securities laws, a copy of the Appraisal and/or summary thereof or a reference thereto in the Schedule 13E-3 and related proxy statement with the Securities and Exchange Commissions by AHP or the Special Committee, provided that AA shall have the right to approve the content of any summary of the Appraisals, such approval not to be unreasonably withheld. Otherwise, this report and parts thereof, and any



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         additional material submitted, may not be used in any
         prospectus or printed material used in connection with the sale of securities or participation interests in any Public Offering, Securities and Exchange Commission filing, or other public document.

19. Arthur Andersen LLP's maximum liability relating to services rendered under this report (regardless of form of action, whether in contract, negligence, or otherwise) shall be limited to the charges paid to Arthur Andersen LLP for the portion of its services or work products giving rise to liability. In no event shall Arthur Andersen LLP be liable for consequential, special, incidental, or punitive losses, damages, or expenses (including, without limitation, lost profits, opportunity costs, etc.) even if it has been advised of their possible existence.

20. The Americans with Disabilities Act became effective January 26, 1992. We did not make any observations or interpretations on compliance with the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since we have no direct evidence relating to this issue, we did not consider possible non-compliance with the requirements of ADA in estimating the value of the property.




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                          CERTIFICATION

We certify that to the best of our knowledge and belief......

-- the statements of fact contained in this report are true and correct.

-- the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, unbiased professional analyses, opinions and conclusions.

-- we have present no prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

-- our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

-- Jeffrey Davis and Patrick Deming, made personal inspections of the property on November 6, 1996. Dan A. Paulus M.A.I has not made a personal inspection of the property.

-- as of the date of this report, Dan A. Paulus has completed the requirements of the Continuing Education Program of the Appraisal Institute.

-- our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Supplemental Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation;

-- the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives;



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--     neither all nor any part of the contents of this report
       (especially any conclusions as to value or the identify of the appraiser) shall be disseminated to the public through advertising media, public relations media, news media, sales media, or any other public means of communication without the prior written consent and approval of the undersigned.

-- this appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

-- Dan A. Paulus currently holds an appropriate state certification allowing the performance of real estate appraisals in connection with federally related transactions in the state in which the property is located.


       Respectfully submitted,

                                      /s/ Roger S. Cline
                                      ---------------------------
                                      Roger S. Cline


                                      /s/ Dan A. Paulus M.A.I.
                                      ---------------------------
                                      Dan A. Paulus M.A.I.
                                      Arizona State Certified
                                      General Appraiser No. 30234



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                         A. INTRODUCTION


A.1  SUBJECT PROPERTY IDENTIFICATION

Property Address:                   7401 North Scottsdale Road
                                    Scottsdale, Arizona  85253

Tax Reference:                      Account # 0179383

Deed Reference:                     Parcel Number 174-24-005 A

Current Owner of Record:            AIRCOA Hotel Partners, L.P.



A.2  OWNERSHIP HISTORY

AIRCOA Hotel Partners, L.P., a Delaware limited partnership ("AHP" or the "Partnership") was organized in December 1986, by AIRCOA Hospitality Services, Inc. ("AHS" or the "General Partner") to acquire, own, operate and sell hotels and resort properties ( the "Properties") through operating partnerships (the "Operating Partnerships") which were acquired in 1986.

The partnership owns a 99 percent limited partner interest in each of the six Operating Partnerships which hold title to the Properties and through which the Partnership conducts all of its operations. The Regal McCormick Ranch represents one of these six properties. AHS, a wholly owned subsidiary of Richfield Hospitality Services, Inc. ("Richfield"), is also the one percent general partner of each of the Operating Partnerships. Richfield operates the Properties for the Partnership under certain management agreements.



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A.3  PURPOSE AND FUNCTION OF THE VALUATION

The purpose of this report is to estimate the market value of the leasehold estate in the subject property. Arthur Andersen LLP has been engaged by the Special Committee of AIRCOA Hotel Partners, L.P. (AHP) for the purpose of assisting them the value of the individual properties owned by the partnership.

As used herein, market value is defined as1 :

         "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of the sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

         a.   buyer and seller are typically motivated;

         b. both parties are well informed or well advised, and acting in what they consider their best interests;

         c. a reasonable time is allowed for exposure in the open market;

         d. payment is made in terms of cash and United States dollars or in terms of financial arrangements comparable thereto; and

         e. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

This appraisal has been prepared in compliance with the Appraisal Standards Board requirements and is a self-contained appraisal report. The report contains complete information significant to the solution of the appraisal problem and reports all significant date in comprehensive detail.



-----------
1 Uniform Standards of Professional Appraisal Practice, Appraisal Foundation, 1990 Edition.


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A.4  PROPERTY RIGHTS APPRAISED

The property rights appraised are the ownership of the leasehold interest. The leasehold value reflects the tenant's interest or right to use and occupy the real estate by virtue of a lease agreement. A copy of the lease is provided in the addenda of this report. Following is an abstract of lease terms.


Date of Lease Agreement:        August 31, 1978

Lessor:                         Trustee Estate of James Campbell

Lessee:                         ARI INC. Ohio Corporation

Term:                           The term of the lease is 55 years
                                commencing September 1, 1978.

Options to Extend:              Lessee shall have the right to extend
                                the term of the lease for two separate,
                                and successive, 10-year periods.

Rent: Minimum rent annually of $90,000 payable in equal quarterly installments in advance on the first day of September, December, March, and June.

                                Percentage Rent equal to the greater of
                                4 percent of total sales, net of
                                telephone and villa revenue; travel
                                agent and credit card commissions,
                                or 8 percent of the gross room sales.


A.5  EFFECTIVE DATE OF THE VALUATION

The effective date of this value estimate is January 1, 1997. The property was inspected by Jeffrey Davis and Patrick Deming on November 6, 1996. We assume that no major physical alterations nor economic conditions changes have occurred between the date of inspection and the date of value. If changes have occurred which impact market value, we reserve the right to adjust our value estimate.



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A.6  EXPOSURE PERIOD

Exposure period refers to the amount of time which a property would have been on the market prior to the date of appraisal for it to sell at the appraised value. The current marketplace has been characterized by illiquidity and capital restraints, particularly on the part of banks, which has affected the time in which real estate takes to sell. The market for most types of properties was much more active in the 1980s due to greater availability of credit and greater investor optimism. The volume of transactions of hotel properties diminished in 1991 and 1992, and there was less investment and development activity in the marketplace. Since then, the markets have shown improvement and there has been a significant increase in sales activity. Most of the investors with whom we have spoken agreed that an exposure period of between six months and one year would be sufficient in order to maximize the price for a property such as the subject.


A.7  SCOPE OF THE APPRAISAL

As part of this assignment, the appraisers made a number of independent investigations and analyses. In conducting our investigation, various governmental planning agencies and the local Chamber of Commerce were contacted for demographic data, land policies and trends, and growth estimates. Neighborhood data were supplemented by physical inspection of the defined area. Information regarding zoning, utilities, and other limitations on site utilization was obtained from the client and through the appropriate agencies. Both the site and the surrounding area was inspected to determine suitability for hotel use. All phases of the local lodging market were analyzed for past trends and current data. Estimated income and occupancy levels, expenses, and income structures are based upon this market evidence.

A diligent search for comparable data was conducted, and comparable information was obtained from both public and private sources. In the case of comparable sales and rental data, attempts were made to contact the buyers or sellers or other knowledgeable third parties to verify that the transactions were at arm's length, cash equivalent, and market reflective. Because there was a limited number of comparable hotel sales in the subject market area, we extended our search to other markets. The sales comparison approach was employed, however, we did not place



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much reliance on it but used it as a test of reasonableness. The cost approach was not utilized as it is considered to have limited reliability due to the difficulty in estimating the significant depreciation and external obsolescence present at the Regal McCormick Ranch. The income capitalization approach was given primary emphasis as there was sufficient data for its application and it reflects the typical investor's behavior.



A.8  SPECIAL ASSUMPTIONS

Revenues at the subject property are achieved primarily from room and food and beverage sales. However, there are 51 privately owned condominium units ( The Shores Condominiums) located adjacent to the south of the subject property. Management of the hotel has been retained to operate the Shores Condominiums on behalf of the owners and the Shores Condominium Association. A separate company (Four Peaks Management) has been established. These two and three bedroom condominiums are rented out on a daily, weekly, and monthly basis on behalf of the individual owners. While rental of these condominium units is not reflected in the subject property's assessment of occupancy, the hotel may elect to use vacant units during busy periods. Villa revenues represented on the income statement represent a percentage of shared revenues between the management company and the condominium owners. Expenses include cost of sales, payroll and related items, operating supplies, contract cleaning, and other direct operating costs. We have included treatment of these revenues and expenses similar to a "Minor Operated Department" in our estimates of value.



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        B. ANALYSIS OF THE SUBJECT PROPERTY AND ITS MARKET

This section of the report presents a description and analysis of the subject property's location, improvements, physical condition, need for capital expenditures, property taxes, and zoning. In addition, this section presents a review of the subject's market area and an analysis of the property's highest and best use.


B.1  DESCRIPTION AND ANALYSIS OF THE PROPERTY

LOCATION

The subject of the appraisal is located on a 8.11-acre parcel of land that is improved by a 125-unit resort hotel. The property, built in 1978 and known as the Regal McCormick Ranch, is located on the eastside of North Scottsdale Road in Scottsdale, Arizona. The civic address of the property is 7401 North Scottsdale Road, Scottsdale Arizona 85253.


LEGAL DESCRIPTION

A detailed legal description is provided in the addenda of this report.


LAND

Size and Configuration: The subject site is irregular in shape and contains 353,273 square feet, or 8.11-acres.

Frontage and Accessibility: The subject has frontage on North Scottsdale Road. The property is located approximately two tenths of one mile north of the intersection of Scottsdale Road and Cheney Drive, and one-tenth of one mile south of the intersection of Scottsdale Road and McCormick Parkway. The subject property enjoys excellent visibility and is easily accessible traveling both north and south on Scottsdale Road. Additionally, the subject property is easily accessible to numerous area demand generators and attractions including golf courses (the subject is adjacent to the McCormick Ranch Golf Club's two 18-hole courses), shopping malls, the Scottsdale Airport, Sky Harbor International



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Airport, Pinnacle Park and Rawhide attractions, the Mayo Clinic, and Arizona State University.

Topography: The property is generally level and is on-grade with Scottsdale road.

Floodplain:  According to the maps provided by the United States
Bureau of Census, the subject property is located in designated Census Tract # 1050.01.

Discussions with local zoning officials indicated that portions of the subject property are located in flood hazard Zone X (shaded) and/or Zone X (unshaded). Zone X shaded indicates areas in a 500-year flood zone; areas in a 100-year flood zone with average depths of less than one foot or with drainage areas less than one square mile; and areas protected by levees from the 100-year flood. A floodplain map illustrating the above is provided in the addendum to this report.

Utilities and Public Services: All utilities are available to the site including public gas, water, sewer, telephone, and electric.
Electrical power is supplied by Arizona Public Service and water is supplied by Scottsdale Water Service.

Easements and Encroachments: Typical utility and access easements exist through the subject site. We are not aware of any easements which negatively impact the subject.

Development on Neighboring Sites: The neighborhood surrounding the subject property consists primarily of resort, residential, and commercial developments.


PROPERTY IMPROVEMENTS

General

The subject property is a full-service, 125-unit, resort hotel facility. According to the property engineer, the Regal McCormick Ranch comprises a three-story "V-Shaped" building and is situated on approximately 8.11 acres of land. The subject property is located adjacent to the 51-unit Shores Condominiums, and is the only resort facility in Scottsdale on the 40-acre Camelback lake. Improvements at the subject include an outdoor swimming pool, a whirlpool, four lighted tennis courts, a gift shop, two



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restaurants, a lounge, a small boat dock, a walking and jogging path, and more than 8,000 square-feet of meeting and banquet space.

Guest Rooms

Guest rooms facilities at the property include 121-standard rooms, three parlor suites, and one presidential suite.
Approximately 41 percent of the rooms include one king sized bed and the remaining 59 percent include two double beds. The following table details the number guestrooms and suites by type.

----------------------------------------------------------------------
          Current Suites Configuration of the Subject Hotel

  King Rooms                                               47
  Double-Double Rooms                                      74
  Presidential Suite/King                                   1
  Parlor Suite/King                                         3

  Total Number of Suites                                  125
---------------------------------------- --------------------- -------

Guestrooms at the subject property are equipped with a mini bar, hair dryer, iron, and coffee maker. Each unit offers a patio or balcony with a lakeside, mountain, or palm court view. Guestroom furnishings include a small table, an armoire/television cabinet, a king or double-double bed, a reading chair with ottoman, and two small bed-side tables. The decor of each guestroom is consistent with the resort's overall Southwestern interior design. Guestroom bathrooms contain a toilet and bathtub/shower with a separate vanity counter and wash basin located just outside of the bathroom area.

Food and Beverage Outlets

Food and beverage facilities at the property include two restaurants and a lounge. The restaurants - The Pinon Grill and Diamondbacks Bar & Grill - are both located on the ground floor and offer guests Southwestern cuisine. The Pinon Grill contains 200 seats and is open daily at 6:30 am serving a breakfast buffet, a traditional lunch, and a Southwestern-style dinner. The restaurant offers extended breakfast hours on Sunday. Diamondbacks Bar & Grill contains approximately 75 seats and is a casual lounge and dining facility which offers guests a lighter fare lunch and dinner menu. Both restaurants offer guests outside seating overlooking the swimming pool and Camelback lake.




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Meeting and Banquet Space

The property contains more than 8,000 square feet of dedicated meeting and banquet space in eight rooms-including the new lakeside Pavilion which offers guests an outdoor banquet space with scenic views- for groups up to 325 people. The following table details the meeting space available at the Regal McCormick Ranch.

----------------------------- -------------- -------------- -------------
         Meeting Room or        Location/      Number of       Square
          Ballroom Name           Floor        Divisions         Feet
----------------------------- -------------- -------------- -------------

  Superstition                      1              2           2,365
         Superstition East          1              0           1,161
         Superstition West          1              0           1,161
  Four Peaks                        1              2           1,144
         Four Peaks East            1              0             572
         Four Peaks West            1              0             572
  Squaw Peak                        1              0             486
  Camelback                         1              0             486
  Lakeside Pavilion                 1              0           3,024
  Pinnacle Peak                     1              0             624
----------------------------- -------------- -------------- -------------

Recreational Facilities

The Regal McCormick Ranch resort offers guests access to two 18-hole PGA golf courses, an outdoor swimming pool and whirlpool, four lighted tennis courts, shuffleboard, volleyball, and a lakeside setting offering guests complimentary use of paddleboats, sailboats, and canoes. Guests at the hotel are offered preferred tee times at the McCormick Ranch Golf Club, which is located adjacent to the hotel.

Other Services

In addition to the above-mentioned recreational facilities, the subject property's concierge can assist guests with booking tee times and other recreational activities including shopping excursions, professional spectator sports, and area tours.
Transportation to the nearby McCormick Ranch Golf Club and trolley service to area shopping centers is also provided free of charge.

For V.I.P guests, the subject property offers an upgraded service called the Regal Class Guestroom. Physically identical to other guestrooms, the Regal Class upgrade offers guests a complimentary



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continental breakfast, a free morning newspaper, and a monogram terrycloth bathrobe.

Structural Systems:

      Floor-Area Ratio:     0.22

      Floors:               Three floors


      Foundation:           The building foundation consists of
                            poured concrete block.


      Building Frame:       The building frame consists of
                            reinforced concrete block.


      Roofing System:       The subject property has a flat built-up
                            roof which consists of individual rubber membrane panels linked together via a waterproof adhesive compound.


      Exterior Walls:       The exterior walls of the subject
                            property consist of a combination
                            of concrete block with stucco.



Mechanical Systems:

     HVAC System: Public areas within the subject property are cooled by 15-ton Trane forced-air conditioning units located on the roof of the main building. Heat to the public areas is provided by an electrical, forced air gas-pack system. Heating and cooling in guestrooms is provided by through-the-wall individual General Electric units.



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     Boilers:
       Guest Rooms/Meeting Space:    Hot water is provided to all
                                     guestrooms and public areas
                                     throughout the subject property
                                     via a 1,000 gallon Raypack
                                     water boiler with a 1.5 horse
                                     power circulating pump.


       Chiller
         Guestrooms/Meeting Space:   No chiller on premises.



     Fire Protection System: All public areas are fully sprinklered; however, guestrooms are not. Each guestroom is equipped with one hard-wired smoke detector. Heat and smoke detectors are submitted to a fire control panel located in an adjacent storage and boiler room at the rear of the subject property. The fire control system is manufactured by Simplex and a signal is sent directly to the Rural County Fire Department.

     Elevators:

       Passenger Elevators:          There is one elevator that travels
                                     from the lobby level to the third
                                     floor.
         --  Cab Manufacturer:       United States Elevator
         --  Control Manufacturer:   United States Elevator
         --  Age:                    1978

       Service Elevators:            There is one elevator that travels
                                     from the lobby level to the third
                                     floor.
         --  Cab Manufacturer:       United States Elevator
         --  Control Manufacturer:   United States Elevator
         --  Age:                    1978


     Plumbing:   Domestic water is provided by Scottsdale Water Service
     direct to the hotel via (2), two and one half-inch water mains.

     Electrical System:   Service is provided by the Arizona Public
     Service Company.   An emergency generator is located in the
     mechanical room for instances when the main power supply is interrupted.



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Interior Finishes:

     Floor Coverings:

          Lobby:             The lobby floor comprises ceramic tile.

          Meeting Rooms:     All of the meeting rooms contain wall-to-wall
                             carpeting.

          Guestrooms:        All guestrooms contain wall-to-wall carpeting.
                             Guest room bathrooms are tiled.

          Corridors:         All corridors contain wall-to-wall carpeting.


     Walls and Partitions:

          Lobby: Walls consist of reinforced sheetrock with a vinyl covering.

          Meeting Space:     Walls consist of sheetrock with a vinyl
                             covering. Partitions in the Superstition and Four Peaks meeting rooms consist of reinforced aluminum covered with soft fabric.

          Guest Rooms:       Guest room walls consist of sheetrock with a
                             vinyl covering.

          Corridors:         Corridor walls consist of sheetrock with a vinyl
                             covering


PROPERTY INSPECTION

We completed an in-depth tour of the property's physical plant including 1) the property exterior and parking; 2) the public space, lobby, meeting space, and food and beverage facilities; and 3) the back-of-the-house space including kitchens, storage rooms, housekeeping, laundry, administrative offices, and mechanical and electrical equipment. In addition, we toured four guest rooms, two with double-double beds and two with king beds. We also viewed a model guestroom, representative of how all guestrooms will appear following the renovation which is expected to be completed by January 1, 1997.



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Regal McCormick Ranch                                           Page 22
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The Regal McCormick Ranch, although somewhat dated in terms of general decor and furnishings, is in very good condition. All of the public and back of the house areas appear to be well maintained, clean, and attractive. Noticeable areas within and surrounding the subject property which appear to require attention include carpeting in all guestroom corridors, re-surfacing of parking lots, re-surfacing of the tennis courts, the replacement of carpeting in meeting rooms, and general roof maintenance.

PAST RENOVATION AND CAPITAL REQUIREMENTS

The subject property is well maintained, clean and attractive. According to property management, there has been no major renovation of the property in the past few years. Instead, items such as air conditioning units, walk-in refrigeration compressors, kitchen equipment, and public area and guestroom furniture, fixtures and equipment have been replaced as needed.

In 1994, capital expenditures totaled approximately $250,000 and included, but was not limited to, the replacement of furniture, fixtures and equipment in both food and beverage facilities, the installation of additional ground lighting, and the replacement of ice machines on the guestroom floors.

In 1995, capital expenditures totaled approximately $300,000 and included, but was not limited to, the replacement of two kitchen air conditioning units, upgrading of the PBX phone system, replacement of terrace chairs and tables, and the installation of a new Point of Sales system.

In July of 1996, a new outdoor dining pavilion was completed at a total cost of approximately $240,000. This new outdoor pavilion offers guests a unique outdoor dining space with spectacular views of Camelback lake and area mountains. In addition to providing guests with an aesthetically appealing function area, the pavilion was added to increase the total amount of banquet space in an effort to enable the property to remain competitive.

In November of 1996, management will begin a $900,000 renovation of all guestrooms which is scheduled to be completed by the end of December 1996. This renovation will include the replacement of



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all guestroom soft goods including carpeting, wall vinyl,
bedspreads, curtains and drapes, artwork, and bathroom fixtures. In addition, management has also budgeted $300,000 for the scheduled replacement of roof areas which require repair due to exposure to the sun and heat.

For 1997, management has budgeted for approximately $560,000 in capital improvements, including but not limited to, the replacement of carpeting in all corridors, additional landscaping and aesthetic enhancements around the new pavilion and lake area, upgrading the lobby and check-in area, and the replacement of kitchen equipment.

Given the competitive nature of the Scottsdale lodging market, we anticipate that the subject property will be required to update the quality level of its meeting and banquet space, including new carpeting, furniture and fixtures, and wall vinyl. For 1998, management has budgeted for a total of approximately $600,000. This amount is expected to be used to replace outdated equipment in the kitchen, softgoods in all guestrooms, upgrade the existing roof, and to renovate the main ballroom.

Based upon a physical inspection of the subject property and an evaluation of the proposed capital expenditure budgets for the next two years, we have assumed that a total of approximately $500,000 in capital expenditures over and above an assumed reserve for replacement will be required over the next two years to maintain the hotel's competitive position.



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PROPERTY TAXES

The subject property is under the taxing jurisdiction of the Maricopa County Treasurer. Real estate within the County of Maricopa is re-assessed annually. Tax payments for the first half of the year are due October 1st (delinquent after November 1st). Second tax payments are due March 1st of the following year (delinquent after May 1st). Most commercial properties are valued using a modified application of the Cost Approach. However, if real estate taxes are appealed during any given period, the Income Approach to Value may be used. Personnel in the Maricopa County Assessor's Office indicated that commercial property assessments have remained relatively stable over the past few years. Once the market value is determined, an assessment equalization factor of 25 percent is applied to determine the assessed value to which tax rates are applied.

Tax rates are determined annually and are based upon the fiscal needs of the many taxing districts which comprise the entire tax rate schedule. Primary real estate tax rates in Maricopa County are established by the State, County, City, and applicable school district needs. Secondary or Full-Cash tax rates are established primarily by financing needs including, but not limited to, the issuance of state and city bonds.

In addition to real estate property taxes, the state of Arizona also requires payment of taxes assessed on the value of personal property. Personal property is valued based upon the original cost and age of the taxable personal property (i.e. such items as signs, supplies, phone and facsimile equipment, security systems, leased or rented equipment, leasehold improvements, furniture, draperies, linens, kitchen appliances, television sets, radios, office equipment etc.).

Similar to property taxes, a 25 percent equalization factor is applied to the overall value of personal property. Taxable personal property is reported through the filing of a Personal
Property Statement, Form DOR 82520, with the county assessor each year.



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Real Estate Taxes

      Taxing Jurisdiction:          Maricopa County

      Tax Account Number:           174-24-005A 6

      Current Tax Year:             October 1, 1996 through to March 1, 1997


      Tax Rates Established:        Tax rates are established annually.

      Current Tax Rate:
      Limited (Primary Value)       $7.60 per $100 of assessed value
      Full Cash(Secondary Value)    $3.22 per $100 of assessed value

      Assessments Established:      The assessed value of the hotel for
                                    tax purposes is assumed to be
                                    25 percent of market value.


      Reevaluations:                The market value of the property may
                                    be reassessed each year or the
                                    taxing authority, at its discretion,
                                    may elect to "roll over" the
                                    value assessed from a prior year.


The following table illustrates the computation of the real estate taxes for the last four years.

------- --------------- ------------- -------------- --------------
  Tax       Market        Assessed       Tax Rate      Property
 Year       Value          Value        (per $100)      Taxes
------- --------------- ------------- -------------- --------------

 1993     $5,743,622     $1,435,905        $10.84      $155,633
 1994      5,781,217      1,445,304         11.15       161,136
 1995      5,781,212      1,445,303         11.50       165,877
 1996      5,781,212      1,445,303         10.98       158,700
------- --------------- ------------- -------------- ---------------
  CAG          0.22%                        0.12%         0.65%
------- --------------- ------------- -------------- ---------------
CAG: Compound Annual Growth
Source: Regal McCormick historical tax invoices

As indicated in the preceding table, property taxes for the subject property have remained relatively unchanged over the last four years. According to representatives from the Maricopa County Tax Department, there were two important legislative decisions passed over this period. First, it was decided that property values assessed during 1994 would be rolled over until the 1997 calendar tax year. Secondly, it was decided that no state taxes would be levied during 1996. As a result, assessed property value has remained flat, and taxes have shown little or no increase over the past four years. Based upon discussions with tax officials, it is uncertain whether or not assessed values will be



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rolled over in 1997 or reassessed. Considering the strength of the local economy and level of development in the area, it is likely that property values will be reassessed. To reflect this, we have assumed that property taxes will increase at the rate of inflation, or 3.5 percent annually.

Personal Property Taxes

      Taxing Jurisdiction:          Maricopa County

      Tax Account Number:           0179283

      Current Tax Year:             Calendar Year


      Tax Rates Established:        Tax rates are established annually.

      Current Tax Rate:
      Limited (Primary Value)       $8.25 per $100 of assessed value.
      Full Cash(Secondary Value)    $2.89 per $100 of assessed value.

      Assessments Established:      Effective in 1997, the first $50,000
                                    of personal property value
                                    will be exempt from taxes.  An
                                    equalization rate of 25 percent is
                                    applied to the remaining value to
                                    arrive at assessed value.


       Reevaluations:               Each year the subject property
                                    must submit a Personal Property
                                    Statement form DOR 82520 listing all
                                    personal property items to the county
                                    assessor which is used to determine
                                    value.



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Regal McCormick Ranch                                           Page 27
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The following table illustrates the computation of the personal property taxes for the last four years.

------------------ --------------------- ---------------------
       Tax                Market               Assessed
      Year                Value                 Value
------------------ --------------------- ---------------------

      1993              $1,057,000              $264,250
      1994                 824,946               206,235
      1995                 619,344               154,615
      1996                 568,504               130,125
------------------ ---------------- ---- ---------------- ----
       CAG                  -18.7%                -21.0%
------------------ ---------------- ---- ---------------- ----



------------------ ---------------- ---------------------
       Tax            Tax Rate       Personal Property
      Year           (per $100)            Taxes
------------------ ---------------- ---------------------

      1993              $10.22               $25,816
      1994               10.48                21,604
      1995               10.79                16,676
      1996               11.14                14,500
------------------ ------------ --- ----------------- ---
       CAG               2.91%                -17.5%
------------------ ------------ --- ----------------- ---




         CAG:  Compound Annual Growth
         Source:  McCormick Ranch historical tax invoices

As indicated in the preceding table, personal property taxes have decreased annually over the last four years by approximately 17.5 percent. This is the result of depreciation schedules used by the Maricopa Treasurers Office to assess value. As a result, personal property value assessments decrease each year, thereby decreasing the tax liability. However, the tax rates have increased at a compound annual rate of approximately three percent. Presently, the total value of the personal property according to the 1996 tax invoice is $550,000. Considerate of the fact that the subject property will replace soft goods in all guestrooms by year-end 1996 at a total cost of $900,000, this will likely increase the assessed value of the personal property. Taking this into consideration, we have assumed that the total value of the personal property following the renovation will approximate $1,000,000. Using an equalization rate of 25 percent, and taking into consideration the $50,000 exemption, this translates into an assessed value of $200,000 which should remain stable (except for age) during the entire holding period. Given uncertainty regarding future legislative decisions affecting tax rates, we have assumed that tax rates will increase annually at the rate of inflation, or 3.5 percent.

ZONING

The subject property is zoned R-4R which is designated as Resort
Residential permitting the development and operation of a resort, hotel, or motel.



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Restrictions and Requirements

The following summarizes the restrictions and requirements that the Regal McCormick Ranch must conform to under its existing zoning.

      Minimum Lot Size            The minimum lot size must be 7.5-acres
                                  or 7.6 du/ac; guest units 10.6 du/ac.

      Minimum Frontage            No restrictions apparent

      Minimum Yards               No restrictions apparent

      Maximum Building Height     The maximum building height is 35 feet.

      Maximum F.A.R.              No restrictions apparent

      Maximum Lot Coverage        No restrictions apparent

      Parking Requirements        No restrictions apparent

On the basis of the zoning code, the property site plan, our physical inspection of the subject property, and discussions with local zoning representatives, the property appears to be in conformance with all general and specific zoning requirements.



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B.2  AREA ANALYSIS

The Area Analysis provides information on market conditions as they currently exist in the Scottsdale, Arizona area. Economic and sociological trends provide insights relating to the strength of the local market area; a review of such trends has been completed to direct and support our estimates of future market growth in the lodging industry.

In general, growth in hotel demand in a market correlates closely with the general economic patterns in the respective market. Demographic and economic conditions in the Phoenix Metropolitan Area are very strong, and the region is well positioned to experience continued long term growth. Additionally, the area's reputation as a leisure and group destination in the past few years has been enhanced through publicity generated by national sporting events, including the Super Bowl, the college football national championship game at the Fiesta Bowl, and the NBA all-star game.

The following section of the report outlines general trends in the market. We consulted with the Chamber of Commerce, Convention and Visitors Bureau, the Scottsdale Office of Economic Development, and other local sources for much of the following information. When possible, information was verified directly from the primary sources.

Scottsdale is located within Maricopa County and is considered part of the Phoenix metropolitan area. The Phoenix Metropolitan Area consists of approximately 23 incorporated and un-incorporated communities, and includes the Cities of Phoenix, Scottsdale, Tempe, Mesa, Chandler, Glendale and Peoria. Phoenix is the largest city in Arizona and serves as the state capital and the Maricopa County seat. The geographical boundaries of Maricopa County conform roughly to the Phoenix metropolitan area and demographic data for Maricopa County is considered reflective of the Phoenix Metropolitan Area. Scottsdale is located approximately 15 miles northeast of downtown Phoenix, and is recognized worldwide as a major resort and leisure destination. The map on the following page depicts the subject property in relation to the Phoenix Metropolitan Area.

      [Map of Phoenix Showing Location of Subject Property]




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Regal McCormick Ranch                                           Page 30
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ECONOMIC AND DEMOGRAPHIC INDICATORS

This section summarizes historical trends in several key economic and demographic indicators in the Scottsdale market area.

Population

        POPULATION GROWTH IN THE PHOENIX METROPOLITAN AREA
                       1980, 1990 AND 1995
---------------------- ------------- ------------- ---------------

        City               1980          1990           1995
---------------------- ------------- ------------- ---------------

Scottsdale                 88,364       130,075       168,176
Phoenix                   789,704       983,392     1,149,417
Tempe                     106,743       141,993       153,821
Glendale                   96,988       147,864       182,615
Mesa                      152,453       288,104       338,117
Chandler                   29,673        89,862       132,360
Metropolitan Area       1,509,052     2,122,101     2,551,765

---------------------- ------------- ------------- ---------------



---------------------- ------------ -------------
                         CAG(1)        CAG(1)
        City            1980-1990     1990-1995
---------------------- ------------ -------------

Scottsdale                   3.9%       5.3%
Phoenix                      2.2%       3.2%
Tempe                        2.9%       1.6%
Glendale                     4.3%       4.3%
Mesa                         6.6%       3.3%
Chandler                    11.7%       8.1%
Metropolitan Area            3.5%       3.8%

---------------------- ------------ -------------

(1) Compound annual growth
Source: City of Scottsdale Office of Redevelopment


The Phoenix Metropolitan Area has experienced strong population growth over the last 15 years. This growth is primarily attributable to migration to the area by people from other areas of the country especially from Southern California. In 1994, the City of Phoenix passed Dallas to become the nation's seventh-largest city in terms of the resident population. The population growth throughout the Phoenix Metropolitan Area has accelerated this decade compared to the population growth the area experienced in the 1980s. Between 1980 and 1990, the population of the Phoenix metropolitan area increased at a compound annual rate of 3.5 percent. Between 1990 and 1995 the rate of population growth for the metropolitan area increased to
3.8 percent, which compares to a 1.1 percent compound annual growth rate nationally during this same period.

Scottsdale has historically experienced population growth rates that exceed the Phoenix metropolitan market average. Between 1980 and 1990, the population of Scottsdale increased at a compound annual rate of 3.9 percent, which compares to the 3.5 percent growth rate for the metropolitan area as a whole. The margin between the population growth rate in Scottsdale and the rate experienced for the Phoenix Metropolitan Area has increased over the last five years. Between 1990 and 1995, the population of Scottsdale has increased at a compound annual rate of 5.3

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percent, which compares to 3.8 percent for the metropolitan area.
Since 1990, the population of Scottsdale has grown faster than all other communities in the Phoenix Metropolitan Area, except for Chandler.

Current forecasts call for continued population growth in Scottsdale and the Phoenix Metropolitan Area for the remainder of the decade. The Economic Outlook Center at Arizona State University forecasts population growth in the Phoenix metropolitan area to be 2.8 percent in 1996 and 2.6 in 1997. By the year 2000, the population of Scottsdale is projected to increase at a compound annual rate of 3.3 percent to approximately 198,000, and the population of the Phoenix Metropolitan Area is expected to increase at a compound annual rate of 1.9 percent to approximately 2,801,000.

The population growth experienced in the Phoenix Metropolitan Area is attributable to the employment growth generated by the area's pro-business environment, low cost of living and location as the center of the growing southwest region of the country. As each of these factors are not expected to change, population growth in the Phoenix Metropolitan Area is expected to continue to experience strong gains.

Retail Sales

Retail sales in the City of Scottsdale and the Phoenix Metropolitan Area have rapidly increased in the past decade. Retail sales per household in the greater Phoenix area exceeded the U.S. metropolitan average by nearly five percent in 1995. The Phoenix Metropolitan Area and Scottsdale achieve high retail sales per household because of the thriving tourism industry and high number of retail establishments.

The City of Scottsdale has historically outperformed the Phoenix Metropolitan Area in terms of retail sales per household, because of its affluent population, its image as a leisure destination, and its reputation for upscale shopping. In 1995, retail sales per household in Scottsdale were approximately 74 percent higher than retail sales per household for the Phoenix Metropolitan Area as a whole. The most recent data available shows that Scottsdale achieved the highest retail sales per household of all cities in



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the Phoenix metropolitan area. The following table illustrates the retail sales per household for cities in the Phoenix
Metropolitan Area.

   RETAIL SALES PER HOUSEHOLD IN 1995
       PHOENIX METROPOLITAN AREA
------------------------- -------------------
                             Retail Sales
          City              Per Household
------------------------- -------------------

Scottsdale                     $43,700
Tempe                           33,600
Mesa                            29,200
Chandler                        19,900
Metropolitan Area               25,130

------------------------- -------------------
Source: Sales and Marketing Management

Current forecasts call for impressive growth in retail sales for the Phoenix Metropolitan Area over the next two years. The Economic Outlook Center at Arizona State University forecasts retail sales growth in the Phoenix Metropolitan Area of 6.7 percent for 1996 and 5.5 for 1997. The increase in retail sales per capita is expected to be fueled in part by the continued strength of the tourism industry in the area. Scottsdale can be expected to experience strong retail sales growth with the planned Nordstrom development, which is also expected to include a 250,000 square foot pedestrian and retail bridge linking Nordstrom with the Fashion Square mall. Further retail development in the area will likely result in inducing additional tourist demand to the Scottsdale market area.

Personal Income

Personal income per capita in the Phoenix Metropolitan Area has reflected real growth over the past five years. Recent data shows that personal income per capita in the metropolitan area increased at a compound annual rate of four percent between 1990 and 1995. In comparison, inflation for the Western United States increased by approximately three percent during the same period based on movements in the Consumer Price Index. The real increase in personal income helps spur economic growth in the area as residents have higher levels of disposable income. The strong increase in per capital income also serves to attract new residents to the area from other parts of the country. The following table illustrates the growth of personal income per capita for the Phoenix Metropolitan Area between 1990 and 1995.



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                    PERSONAL INCOME PER CAPITA
                    PHOENIX METROPOLITAN AREA
                        1990 THROUGH 1995
         -----------------------------------------------------------
                              Per Capita              Percent
              Year              Income                Change

              1990              $18,256                ---
              1991               18,613                2.0%
              1992               19,450                4.5%
              1993               20,253                4.1%
              1994               21,364                5.5%
              1995               22,285                4.0%
          CAG (90-95)                                  4.1%
         -----------------------------------------------------------
         Source: Bureau of Economic Analysis
         CAG:  Compound Annual Growth

As indicated in the preceding table, personal income growth in the area began to accelerate in 1992. Current forecasts indicate that personal income should continue to exhibit growth for the next two years. The Economic Outlook Center at Arizona State University forecasts personal income growth in the Phoenix Metropolitan area of 7.3 percent for 1996 and 6.5 for 1997. The increase in personal income in the area should continue to encourage new commercial and residential development activity and attract new residents to the area.



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EMPLOYMENT

Employment and Unemployment

Trends in employment is an excellent indicator of the overall health of a local economy. The following table presents a summary of the trends in employment and unemployment in the local market area for the last several years.

The City of Scottsdale and the Phoenix Metropolitan Area have experienced strong employment growth over the past five years. Between 1991 and 1995, both Scottsdale and the Phoenix Metropolitan Area experienced compound annual growth in total employment of 4.8 percent. By comparison, the United States only achieved a compound annual growth rate of only 1.8 percent during this same period. Employment in the Phoenix Metropolitan Area and City of Scottsdale has benefited from both strong economic growth and planned development of major high-technology manufacturing facilities in the area, such as Sumitomo Corporation's $500 million chip plant. The following table presents the annual employment growth for Scottsdale and the Phoenix Metropolitan Area for the years 1991 through 1995.

                        ANNUAL EMPLOYMENT
                        1991 THROUGH 1995
----------------- -------------------- ------------------------

                                               Phoenix
      Year        City of Scottsdale      Metropolitan Area
----------------- -------------------- ------------------------

      1991              72,984                1,044,600
      1992              72,537                1,038,200
      1993              74,551                1,067,000
      1994              80,940                1,152,000
      1995              87,901                1,258,100
----------------- -------------------- ------------------------

  CAG (91-95)            4.8%                   4.8%

----------------- -------------------- ------------------------
Source: Arizona, Department of Economic Security
CAG:  Compound Annual Growth

As indicated in the preceding table, growth in employment levels in Scottsdale and the Phoenix Metropolitan Area have accelerated in the last three years, which has resulted in very low unemployment for the area. The unemployment rate in Scottsdale has historically been below the unemployment rate for the Phoenix Metropolitan Area as a whole and substantially below the national unemployment rate. Between 1992 and 1995, Scottsdale's unemployment rate decreased from 4.6 percent to 2.5 percent.



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Through the first four months of 1996, Scottsdale's unemployment rate was a record low of 2.2 percent. The following table presents the unemployment rate for Scottsdale, the Phoenix
Metropolitan Area, and the nation for the years 1991 through 1995.

                 AVERAGE ANNUAL UNEMPLOYMENT RATE
                        1991 THROUGH 1995
----------------- ------------- ------------------ ---------------------
                                     Phoenix
      Year         Scottsdale      Metro Area         United States
----------------- ------------- ------------------ ---------------------

      1991            3.6%            4.9%                 6.7%
      1992            4.6%            5.7%                 7.4%
      1993            3.7%            5.1%                 6.8%
      1994            3.3%            4.6%                 6.1%
      1995            2.5%            3.5%                 5.6%

----------------- ------------- ------------------ ---------------------
Source: Arizona, Department of Economic Security

As indicated by its low unemployment rates, the City of Scottsdale has become the greatest net importer of labor of all communities in the Phoenix Metropolitan Area. According to the Office of Economic Development, there were approximately 1.3 jobs per Scottsdale resident in the labor force in 1995, which would be expected to stimulate further residential development and population growth for Scottsdale in the coming years.

Current forecasts predict steady employment growth in the Phoenix Metropolitan Area for the next two years. The Economic Outlook Center at Arizona State University forecasts employment growth in the Phoenix Metropolitan Area of 4.2 percent for 1996 and 3.4 for 1997. The continued increases in employment are attributable to the thriving high-tech, health-care, and tourism industries in the area, as well as corporate relocations to the area.

Employment by Industry Sector

Employment by industry sector details the number of individuals employed in a market area by each major industry category. An analysis of the trends in employment by industry sector can provide insights on which are the most important industries in the local market area and which sectors have reflected recent growth or declines. The following table presents a summary of trends in employment by industry sector for the subject market area.



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Employment in the Phoenix Metropolitan Area has traditionally been supported by the service and trade sectors, and to a lesser degree by the public, manufacturing, construction, and wholesale-distribution sectors. In 1995, the service sector accounted for approximately 30.2 percent of total employment in the area and the trade sector accounted for approximately 25.5 percent of total employment. The service and the trade sectors are closely linked to the growing tourism sector of the economy. The following table presents non-agricultural employment by major industry sector in the Phoenix Metropolitan Area for 1994 and 1995.

------------------------------------------------------------------------------
    Non-Agricultural Employment by Industry Sector (1994-1995)
                    Phoenix Metropolitan Area
------------------------------------------------------------------------------

                           1994                1995             % Change
                     ------------------ ------------------ -------------------
Manufacturing              142,300            144,000               1.2%
Construction                74,000             81,600              10.3%
Agriculture & Mining             0                  0               0.0%
Transportation,
 Communication & Util.      58,700             59,500               1.4%
Finance, Insurance
 & Real Estate              88,100             86,300              -2.0%
Retail Trade
 /Wholesale Trade          273,200            300,100               9.8%
Services                   330,200            354,900               7.5%
Government                 139,600            149,700               7.2%
----------                 -------            -------               ----
Total Employment         1,106,100          1,176,100               6.3%

--------------------------------------------- ------------------ -------------
Source:  United States Department of Labor
---------------- -------------------------------------------------------------


As indicated in the table, total non-agricultural employment in the Phoenix Metropolitan Area increased by 6.3 percent in 1995. All industry sectors achieved employment growth during this period, except for the finance, insurance & real estate sector. The construction and mining sector demonstrated the strongest increase of 10.3 percent between 1994 and 1995. This sector's strength can be attributed to the near-record levels of single-family home construction in the Phoenix Metropolitan Area during 1995, new retail development, and the initiation of construction of the new baseball stadium in downtown Phoenix. The retail and wholesale trade sector followed closely behind the construction and mining sector with a growth rate of 9.8 percent in 1995. Retail and wholesale trade volume has experienced a significant increase over the last decade. According to a recent survey of the state economy, Arizona has 215 percent more retail trade than the national average. Due to its growing tourism industry and proximity to Mexico, which creates additional demand for retail stores, Arizona can support the rapid growth of its retail and wholesale industry.



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The services sector of employment increased by 7.5 percent (or
24,700 jobs) between 1994 and 1995. This sector benefits from healthy visitor counts and thriving healthcare industry in the area. We expect services-related employment to continue to increase with the expected addition of several large new hotels in the area, as well as the employment created by Phoenix's two new major league sports teams.

Government employment accounted for 12.7 percent of the Phoenix metropolitan area's non-agriculture wage and salary employment in 1995, which represented a 7.2 percent increase over 1994. Despite this favorable increase, the public sector's share of employment in the area remains below the national average. In addition to the large numbers employed by federal, state and local administrative entities, a very important segment of government employment is represented by the numerous public school systems, the community colleges and Arizona State University.

The manufacturing sector in the Phoenix metropolitan area accounted for approximately 12.2 percent of total non-agricultural employment in 1995, which was a decrease from
12.9 percent in 1994. The high-technology and aerospace industries are the largest employers in the manufacturing sector. Approximately 43 percent of all manufacturing jobs in 1995 were in the high-technology sector. In recent years, these industries have flourished and have helped boost the area's manufacturing output and employment. The slow growth rate experienced in manufacturing sector employment in 1995 is expected to accelerate in coming years as several large high tech companies, including Intel and Microchip, have announced plans to create major manufacturing plants in the area.

Ranked by Financial World magazine as the best-managed city in the U.S., Metropolitan Phoenix has established itself as the financial, governmental, and industrial center of the State of Arizona. Overall, the city's diverse economy is not tied to the growth of a single industry sector. Many large corporations have made Phoenix their corporate or regional headquarters. These include: America West Airlines, Intel Corporation, Motorola, and U-haul International. In addition, numerous companies from other states, such as California, are relocating and opening support facilities in Phoenix. Despite a potential slowdown in the nation's economic expansion, continued economic and demographic



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growth in the Phoenix Metropolitan Area and City of Scottsdale is
anticipated for the next decade.

Major Employers

The following table summarizes the largest employers in the Phoenix metropolitan area that generate demand for lodging accommodations.

The largest employers in the Phoenix metropolitan area are currently banks and financial services firms, including Pinnacle West Capital Corporation, Bank of America Arizona, Bank One Arizona Corporation, and Wells Fargo Bank of Arizona. Other major employers in the metropolitan area include America West Airlines, Circle K Corporation and Fry's Food Stores of Arizona.

The City of Scottsdale has traditionally been viewed as a bedroom community with a strong reliance upon the services sector for employment. During the past decade, the Scottsdale economy has expanded and become more diverse. Like the Phoenix Metropolitan Area, the city benefited from the recent growth in the high-tech and the healthcare industries. The following table presents the ten largest employers in Scottsdale in 1995.

                        LARGEST EMPLOYERS
                        CITY OF SCOTTSDALE
----------- -------------------------------------------- --------------

                                                           Number of
   Rank                    Company Name                    Employees
----------- -------------------------------------------- --------------

   1     Motorola Government Electronics Group               5,000
   2     Scottsdale Memorial Health Systems                  3,500
   3     Scottsdale Unified School District                  2,100
   4     PCS Health Systems (Eli Lilly)                      1,700
   5     City of Scottsdale                                  1,400
   6     Mayo Clinic                                         1,200
   7     Scottsdale Princess Resort                          1,150
   8     Scottsdale Insurance Company                        1,060
   9     Hyatt Regency Scottsdale at Gainey Ranch              800
  10     Rural Metro                                           500

-------- ---------------------------------------------- ---------------
                           Source: City of Scottsdale Chamber of Commerce

As is indicated in the preceding table, high-technology and health care companies are the largest employers in Scottsdale.
Given the recent construction of high-tech manufacturing plants



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and the increasing size of the aging population in the city, these companies should continue to flourish in Scottsdale and the Phoenix Metropolitan Area. Although tourism should remain the most important industry to the city, we expect Scottsdale to continually expand and diversify its economy.

REAL ESTATE OVERVIEW

An important indicator of the strength of the Phoenix Metropolitan Area lodging environment is the strength of the market for office space. During the early 1980s, unprecedented growth in population spurred the construction of residential housing. The resultant influx of new businesses to the Phoenix Metropolitan Area encouraged significant amounts of speculative office and industrial development. The large increase in supply coupled with declining economic conditions and the savings and loan scandal resulted in a depressed real estate market in the Phoenix Metropolitan Area during the late 1980s and early 1990s.

The strong population, employment and personal income growth in the Phoenix Metropolitan Area has experienced over the last four years has created strong demand for residential, commercial, and industrial real estate products in the market. In the past five years, the improved economic conditions has resulted in declining vacancies and increasing rents in most commercial sectors. In 1995, Phoenix was second in the nation in terms of new housing starts, which primarily consisted of single-family housing. During 1995, the first new major master-planned communities since the 1980's also came on-line, including the 713-acre Kierland project in northeast Phoenix. Approximately half of the area's housing starts over the next few years will be in these new master-planned communities. Forecasts developed by Grubb & Ellis predict that the Phoenix Metropolitan Area will remain among the top five housing markets in the United States for the next two years.

Office Market Overview

During the past few years, a strong residential and employment growth, coupled with a lack of speculative development, has greatly decreased vacancies and raised rents for commercial space in the Phoenix metropolitan area. The following table illustrates the commercial vacancy rates for office space in the Phoenix Metropolitan Area and Scottsdale from 1991 to 1996.



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                 OFFICE VACANCY RATES
                     1991 TO 1995
    --------------------------------------------------------------------
                              1991        1992       1993       1994
    --------------------------------------------------------------------
    Metro Phoenix            26.3%       25.2%       22.0%     18.6%
    Scottsdale               26.9%       25.7%       20.7%     13.2%

    --------------------------------------------------------------------



    --------------------------------------------
                             1995       1996
    --------------------------------------------
    Metro Phoenix            12.0%      12.6%
    Scottsdale                5.4%       7.4%

    --------------------------------------------

    Source: Grubb and Ellis


As indicated in the preceding table, the City of Scottsdale reflected lower vacancies than the Phoenix Metropolitan Area between 1993 and 1996. Vacancy rates for all categories of commercial development in Scottsdale have dropped below ten percent for the first time since 1986 due to strong demand in the market as well as the lack of new additions to supply.

Such favorable real estate conditions has helped facilitate new commercial construction in the Phoenix Metropolitan Area and in the City of Scottsdale. According to Grubb & Ellis, approximately
1.2 million square feet of commercial development was under construction in Scottsdale as of July 1996. These projects include the Scottsdale Spectrum, the first major speculative office project in the Phoenix Metropolitan Area since 1991. The 250,000 square-foot complex will be located at Scottsdale Road, north of Lincoln Drive and is being developed by a partnership between two Phoenix-based companies, Opus Southwest Corporation and Globe Corporation. Other planned commercial developments include, the Scottsdale Waterfront mixed-use project and the development of the Portales site on North Scottsdale Road. Commercial real estate development typically benefits hotel demand by attracting greater amounts of individual commercial and meeting group related demand.

TRANSPORTATION

FREEWAYS

The Phoenix Metropolitan Area has embarked upon an ambitious freeway building program that is expected to cost approximately $6 billion and add 132 miles of freeways to the road system by 2006. The project is primarily being funded by a half-cent increase in the local sales tax. Significant construction work has been initiated to both expand the road system and upgrade the existing roadways. However, approximately 19 percent, or 25 miles


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of the freeway, was still unfunded at the time of our fieldwork.
The Arizona Department of Transportation (ADOT) will seek funding from cities located within the Phoenix Metropolitan Area and private sources to complete the unfunded portions of the system. The expansion of the freeway transportation system in the Phoenix metropolitan area will not only contribute to the local economy during construction, but also set in place a transportation structure to support continued population growth into the next decade.

There are several freeways and parkways currently planned or under construction by the ADOT in the Phoenix Metropolitan Area. These include the Pima outer loop freeway, which will connect the Red Mountain Freeway (202) in the south with North Scottsdale Road and will effectively run through the City of Scottsdale once completed. The Pima outer loop freeway is being constructed in stages. The City of Scottsdale has entered into an intergovernmental agreement with the ADOT to accelerate portions of the freeway through Scottsdale. Under the agreement, the city will advance funds to the ADOT to complete the construction of the Pima freeway from Red Mountain Freeway to Shea Boulevard by late 1998. The ADOT has scheduled the completion for the remainder of the freeway by 2003. At present, downtown Scottsdale has no direct access to freeways in the metro area. As a result, the surface roadways are congested especially during the peak rush-hour periods. The Pima outer loop freeway will connect downtown Scottsdale with other parts of the Phoenix Metropolitan Area and could help stimulate new commercial and residential expansion in Scottsdale. The following lists other proposed freeway projects, although portions of each project may not be fully funded.

     - The Agua Fria (101), which is planned to connect I-17 and I-10 in a loop from Tolleson road in the southwest, along 99th Avenue to Beardsley Road, to I-17 in the north, should be completed by the end of 1997.

     -   The Red Mountain Expansion (Rt. 202), will expand the
         Rt. 202 to the east along the Salt River to the Bush Highway in east Mesa. Thereafter the freeway will extend to the south connecting to Superstition
         Freeway (I-60).

     -   The San Tan will connect I-60 to Ray Road, then to the
         I-10 in the southwest at Pecos Road and the northern boundary of the Gila River Indian Reservation.
         Thereafter, the freeway will traverse north at 59th
         Avenue to I-10 at 54th Avenue.


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     -   The Price Road, which extends from the I-10 at the Salt
         River and Price Road alignment will connect with I-60 in Tempe and then further south onto the San Tan in Chandler.



As of mid-1996, approximately 31 miles of freeway needed to complete the planned 132-mile expansion have been opened. ADOT representatives indicated that the construction of funded portions of the freeway project are on schedule.

MASS TRANSIT

With only one public bus line, Phoenix Transit, mass transit plays an insignificant role in the Phoenix metropolitan area at present. Bus ridership has increased somewhat over the past ten years and may triple by the year 2000. Despite this substantial growth, bus ridership will only account for a small percentage of total transportation within the area.


RAIL SERVICE


Three railroads, the Santa Fe, the Southern Pacific and the Tucson Cornelia & Gila Bend provide service to the Phoenix Metropolitan Area. Rail service concentrates on moving freight with food, petroleum, lumber, mineral ores and farms products. Rail access is of relatively little importance to most local manufacturers. Most manufacturers in the area employ common carrier trucking firms to move raw materials and finished goods. Consequently, rail access only has a small impact on the location of manufacturing in the area in recent years.

AIRPORT

In 1995, Sky Harbor International Airport was the eleventh busiest airport in the U.S. and seventeenth in the world in terms of passenger volume. Sky Harbor International Airport has experienced increases in passenger volume throughout the 1990s. The table on the following page presents the total number of arrivals and departures at Sky Harbor International Airport from 1990 to 1995.


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       TOTAL PASSENGERS AT SKY HARBOR INTERNATIONAL AIRPORT
                           1990 TO 1995
----------------- --------------- ------------------- -------------------
      Year            Total            Arrivals           Departures
----------------- --------------- ------------------- -------------------

      1990          21,718,068        10,875,452          10,842,616
      1991          22,140,434        11,011,391          11,129,043
      1992          22,118,399        11,141,065          10,977,334
      1993          23,621,781        11,964,710          11,657,071
      1994          25,625,624        12,885,686          12,739,938
      1995          27,856,195        13,961,059          13,895,136
----------------- --------------- ------------------- -------------------
   CAG 90-92           2.8%              3.2%                2.4%
   CAG 93-95           8.6%              8.0%                9.2%
----------------- --------------- ------------------- -------------------
Source: City of Phoenix, Aviation Marketing Division
*Represents Year-To-Date September

Total passengers handled at the airport was negatively affected by the national recession, the Persian Gulf War and the Martin Luther King holiday controversy in Arizona during the early 1990s. However, since 1993, the number of passengers handled at Sky Harbor has reflected strong growth, which is consistent with the other economic trends indicated in this section of the report.

The availability of direct airline service from all areas of the country provides the lodging industry in the Phoenix Metropolitan Area with a distinct advantage over most competitive resort destinations, including Palm Springs, Tucson, and Hawaii. In addition, the airline fares to Phoenix are typically much less expensive than these other resort destinations because of the large number of major airlines servicing Phoenix.

In order to accommodate increases in passenger volume, the airport has been undergoing numerous facility expansions. In 1990, a fourth passenger terminal was completed with 48 boarding gates, which was recently expanded to 58 gates. The airport has planned a third runway which is expected to be completed by 1999.

Sky Harbor International Airport serves as a major hub for both America West Airlines and Southwest Airlines, which together handle the majority of passengers at Sky Harbor. In 1994, these two airlines combined handled approximately 62 percent of total passengers boarded. Other major airlines servicing Sky Harbor include Delta, United, Alaska, American, Northwest, Continental, USAir, and TWA.


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International service to Sky Harbor Airport is expected to
increase in the future as additional international flights have been added. British Airways recently initiated a direct flight route from Sky Harbor International Airport to Gatwick International Airport in London. LTU International Airways plans to offer direct service from Germany to Sky Harbor Airport beginning in November 1996. The addition of these flights are expected to especially benefit the hotel industry in the area during the summer months when European tourists typically visit the United States.

Scottsdale Airport is one of six smaller municipal airports in the Phoenix Metropolitan Area and is located in north Scottsdale. The municipal airport primarily accommodates small aircraft including personal, chartered, and corporate flights. The airport handled approximately 178,109 passengers in 1995. As economic activity increases in Scottsdale, the airport may be expanded to accommodate commuter flights.

TOURISM AND RECREATION

Despite Scottsdale's success in diversifying its economy, the tourism sector remains the city's most important industry. According to the Office of Economic Development, tourism accounted for approximately one out of every four jobs in the city. Furthermore, tourism generated approximately 27 percent of the city's sales tax revenue in the fiscal year ended 1995. The area's continued reputation as a leisure destination, diversifying economic base, and increasing population has contributed to growing visitor volumes and spending during 1995.

According to the Office of Economic Development, the number of total overnight visitors to Scottsdale increased to approximately
1.06 million in 1995, representing a 15.1 percent increase from 1994. In comparison, the number of visitors to the Phoenix Metropolitan Area in 1995 increased to 11 million, a seven percent increase over 1994. The strong historical growth increases, the existing visitor infrastructure in the metropolitan area, and the aggressive marketing efforts on the part of the Phoenix and Scottsdale convention and visitor authorities and chambers of commerce, should support continued growth of the local tourism industry.


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             TOTAL VISITORS TO THE CITY OF SCOTTSDALE
                           1992 TO 1995
----------------- -------------------- ------------------
                       Overnight          Percentage
      Year             Visitors             Growth
----------------- -------------------- ------------------

      1992              709,654               -----
      1993              885,114               24.7%
      1994              919,915                3.9%
      1995            1,059,255               15.1%

CAG 92-95                                     14.3%

----------------- -------------------- ------------------
Source: Office of Economic Development, City of Scottsdale
CAG:  Compound Annual Growth

As indicated in the table, the number of overnight visits to Scottsdale has reflected strong growth over the last three years. Much of the increase in overnight visitation to the Scottsdale market during this period is attributable to non-leisure related demand. According to a survey conducted by the Scottsdale Office of Economic Development, the percentage of leisure related visitors to Scottsdale decreased from 74 percent of total visitors in 1992 to 63 percent of total visitors in 1994. This trend is reflective of Scottsdale's effort to diversify its economic base beyond the leisure and tourism industry.

According to the Phoenix Convention and Visitors Bureau statistical report, the western United States generates 38 percent of all metro Phoenix visitors followed by the North
Central (23 percent), South (21 percent) and Northeast (11 percent) regions. Less than one out of ten visitors (seven percent) come from other countries.

The large increase in the number of overnight visitors to Scottsdale between 1992 and 1994 may also be attributable to the series of negative events that affected the visitor industries in Florida, Southern California and Hawaii. Hurricanes in Florida and Hawaii hampered leisure travel to those destinations in 1993 and 1994. Southern California has been regularly impacted by publicity relating to the LA riots, earthquakes, and crime. All together, publicity has negatively impacted travel to these destinations which may, in turn, have redirected demand to Scottsdale.

Overnight visitor expenditures in the City of Scottsdale were approximately $129 million in 1995, which represented an increase of 35 percent from 1994. This increase may be attributed to


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strong growth in visitor volume as well as higher expenditures per visitor during the same period. Based on information provided by the Office of Economic Development, the following table summarizes the estimated growth of overnight visitor expenditures to the City of Scottsdale between 1992 and 1995.

     OVERNIGHT VISITOR EXPENDITURES TO THE CITY OF SCOTTSDALE
                           1992 TO 1995
              ----------------- --------------------
                                   Expenditures
                    Year           (In millions)
              ----------------- --------------------

                    1992                $60
                    1993                 92
                    1994                 96
                    1995                129

              CAG 92-95                 29%

              ----------------- --------------------
Source: Office of Economic Development, City of Scottsdale
CAG:  Compound Annual Growth


As indicated in the preceding table, visitor expenditures have strongly increased during the past four years. Recently proposed retail and entertainment development in downtown Scottsdale should ensure that this positive growth trend in visitor expenditures continues for the foreseeable future.

Data from the Office of Economic Development also indicates that visitors to Scottsdale have higher average daily expenditures than the average for the Phoenix Metropolitan Area. In 1995, the average individual visitor expenditure to Scottsdale was $122 per day compared to the average individual visitor expenditure in the Phoenix metropolitan area of $97 per day. This statistic is attributable to the presence and the appeal of high-end retail activities in Scottsdale.


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Attractions

Many visitors to the Phoenix Metropolitan Area and the City of Scottsdale enjoy golf as one of their recreational activities. Approximately, 31 percent of all visitors to Scottsdale in 1995 played golf. As a travel destination, the City of Scottsdale benefits from its reputation for abundant and high-quality golf courses. Many of the high-quality golf courses in the area are available for public play, which provides the market with a competitive advantage over Palm Springs, where the majority of the high quality golf courses are private. Accordingly, full-service hotels and resorts in the area, which do not have their own courses, typically offer transportation and playing arrangements with other golf courses.

While golfing remains one of the most popular recreational activities, tourists also come to the Scottsdale area to enjoy worldclass shopping, dining, and to partake in the "Western Experience". Two of the most popular tourist attractions include Westworld (an arena and ground for large equestrian related events) and Rawhide (a western town and steakhouse) which provide for a wide variety of events that relate to cowboy culture, rodeos, and an overall "Western Experience".

Spectator Sports

Arizona is home to the Phoenix Suns; a professional basketball team, and the Phoenix Cardinals; a professional football team. Both of these sports teams have a positive economic impact on the Phoenix Metropolitan Area. The addition of two major sports league teams in Phoenix is expected to act as an additional stimulant to the metropolitan area's economy. The former Winnipeg Jets National Hockey League team has moved to Phoenix and began play as the Arizona Coyotes in October 1996. The Coyotes play their home games at the existing America West arena in downtown Phoenix. In April 1998, Phoenix's new major league baseball expansion team, the Arizona Diamondbacks, will begin play. The Diamondbacks will play their games in a new state-of-the-art stadium - with a retractable roof - currently under construction in downtown Phoenix near the America West arena. The addition of these teams will make Phoenix one of only eight metropolitan areas nationwide represented with teams in each of the four major


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professional sports leagues, and will further enhance Phoenix's image as a growing metropolitan region and business and cultural center of the American Southwest.

CONCLUSION


During the past 20 years, the Maricopa County economy has experienced a high level of growth, spurred by the diversification of industry and new investment from markets outside of the "Sunbelt." Currently, no single industry dominates the greater Phoenix area, and there are three major classifications of employment: services, retail trade, and manufacturing. Mining and agriculture are also significant contributors, though they no longer hold dominant positions.



The population and economic growth experienced in Scottsdale over the last several years has outpaced the growth experienced by the rest of Maricopa County. Because it has a large number of resorts, golf courses, and retail outlets, Scottsdale is considered one of the most desirable locations to work, live and visit in the metropolitan area. Scottsdale has historically been thought of as a commuter community without a diversified employment base other than the tourism industry. Over the last ten years, however, Scottsdale has been successful in developing a more diversified economy and employment base. Scottsdale is now the greatest net importer of labor of all the communities in the Phoenix Metropolitan Area.

The economic outlook for the Phoenix Metropolitan Area, and Scottsdale in particular, is positive and bodes well for the continued expansion of the hotel industry in the area. The pro-business approach of local government and relatively low costs of living has attracted many businesses to the area, which in turn has stimulated continued residential and commercial development.


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B.3  HIGHEST AND BEST USE ANALYSIS

The validity of an appraisal is dependent upon the consideration and conclusion of highest and best use.2 Often expressed as "the most profitable legal use," the concept requires a thoughtful analysis of many factors. Vacant land value is directly related to its highest and best use. On the other hand, an improved property may have the same or a different highest and best use than the land supporting the improvements when considered as vacant land. Therefore, for improved property, both highest and best use decisions must be separately considered, both as vacant land and as improved property. In addition to a conclusion for both the vacant land and improved property, sale and lease comparisons are usually made with properties having similar highest and best uses as the subject.

The parameters for consideration relate to legality of use, physical possibilities, financial feasibility, and maximum economic production. Single uses, interim uses, legal non-conforming uses, speculative uses or excess land determinations require further analysis.

HIGHEST AND BEST USE OF THE LAND AS IF VACANT

Legally permissible uses are those limited by zoning, easements, and rights-of-way, deed restrictions, building codes, and environmental controls. These restrictions have been discussed in Section B.1 (Description and Analysis of the Property). As mentioned earlier in the zoning section of this report, the subject site is zoned under the code R-4R which allows for the use of the land as a resort, motel, or hotel.

Physically possible uses are limited by size, design, topography, flood possibilities and physical capacities. The subject site is approximately 353,273 square feet or 8.11-acres and is generally square in shape. The subject property is located slightly above street level and a percentage of the property lies within the limits of a flood plain.


---------------

2 Highest and Best Use: "The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. (American Institute of Real Estate
     Appraisers, The Dictionary of Real Estate Appraisal, Second
     Edition, Copyright 1993, Page 171.


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Drainage and topography are acceptable for a variety of uses as are the shape and frontage of the site. Although we are unqualified to render an opinion of the physical load-bearing capacity of the land or its freedom from hazardous materials, no nuisances were obvious at the time of inspection.

Financially feasible uses must be supported by sufficient demand in the neighborhood to create a sufficient return to invest over the long term. In analyzing each highest and best use alternative, the income potential from those legally permissible and physically possible uses were considered. The income from the highest and best use should be sufficient to satisfy investor requirements and operating expenses, thereby providing a return on the land.

Predominant land uses in the neighborhood provide indications of profitable land uses for the location of the subject property. The subject property is located on North Scottsdale Road where it intersects with McCormick Parkway and has good access to major roadways. Development in this area is oriented toward resort hotel properties with limited commercial and other retail uses. A number of uses, including hotel, residential and office, would conform with the subject's surrounding development.

The increased number of visitors to the area is reflected in the growth in hotel occupancy and average daily rate levels in the market. Between 1993 and 1995, average annual occupancies and average daily rates in the City of Scottsdale have exhibited compound annual growth rates of 2.8 percent and 5.5 percent, respectively. Average daily rates and occupancies grew despite the fact that lodging supply in the city increased by 9.3 percent during the same period. In the Phoenix metropolitan area, occupancies and average daily rates also experienced similar compound annual growth rates of 4.1 percent and 11.3 percent, respectively, between 1993 and 1995. The following table, which summarizes occupancies and average daily rates for the City of Scottsdale and the Phoenix Metropolitan Area between 1993 and 1995, illustrates Scottsdale's established position as the high-end leisure destination within the greater Phoenix metropolitan area.


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          OCCUPANCIES AND AVERAGE DAILY RATES
                      1993 TO 1995
                            1993       1994        1995          CAG
-------------------------------------------------------------------------

Occupancy
Scottsdale                  73.2%       76.2%      77.7%         3.0%
Metro Phoenix               67.4%       71.4%      73.0%         4.1%
Average Daily Rate
Scottsdale                 $101.00    $104.00     $112.50        5.5%
Metro Phoenix               $82.15     $90.13     $101.67        11.3%

-------------------------------------------------------------------------
(1) Compound Annual Growth Rate
Source: Scottsdale Office of Economic Development

Average daily rates in the City of Scottsdale have historically exceeded the average daily rates in the Phoenix metropolitan area. Scottsdale benefits from its numerous large luxury resorts, its high-end retail activities, and its reputation as an upscale resort and leisure destination. For these reasons, the city has historically been a popular location for upscale meeting groups and leisure Travelers. The resorts in the Scottsdale area compete with other competitive leisure destinations in the U.S., such as Palm Springs, Florida and Hawaii. Therefore, we conclude that the highest and best use of the land as vacant is for commercial development commensurate with hotel or other resort development.


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HIGHEST AND BEST USE OF THE PROPERTY AS CURRENTLY IMPROVED

The subject property is currently improved with a hotel containing 125 rooms. In light of the existing improvements, a contrast with other uses is made for the optimal use which is also physically suitable for the site, legally permissible, economically feasible, and the most profitable usage of the site.

As earlier indicated, the highest and best use of a property as improved may differ from the highest and best use of the land as if vacant. The "as improved" analysis assists in the identification of the use that is projected to provide the greatest overall property return on invested capital, as well as in the identification of comparable properties. Typical choices for improved property include the following usage alternatives:

               1.   Demolition of the improvements
               2.   Remodeling or renovation
               3.   Continued usage, as is

The four tests of highest and best use are applied to each of the above alternatives. All three options are legally permissible and physically possible. The test of financial feasibility is that the use must provide a return equal to or greater than the amount needed to meet all operating expenses, financial obligations, and capital expenditures. In addition, the use must be maximally productive, or that use which produces the highest value, consistent with the rate of return warranted by the market for that use. Using current investor expectations, consideration of all three scenarios was made.

Demolition of the Improvements

The implication in a highest and best use analysis is that the existing improvements should be retained and/or renovated as long as those improvements continue to contribute to the total value of the property; or until the return from a new improvement would more than offset the cost of demolishing the existing improvements and constructing alternative facilities. An analysis of the subject property reveals that the existing improvements do continue to contribute to the overall value of the subject, with


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no alternative use available to the site which would provide a return greater than the return on current improvements after consideration of the cost to raze the current improvements and build an alternate use. Therefore, demolition of the improvements is not considered warranted, nor optimal from a highest and best use standpoint.

Remodeling or Renovation

Subject property management performs periodic maintenance and renovations to various parts of the hotel in order to maintain its position within the competitive market. In November of 1996, management began a renovation to all 125 guestrooms. This scheduled renovation will consist of the replacement of such items as carpeting, drapes and curtains, bed spreads and linens, bathroom sink fixtures, artwork, and wall vinyl. Given the competitive nature of the Scottsdale lodging market, we anticipate that the subject property will be required to update the quality level of its meeting and banquet space, including but not limited to, new carpeting, furniture and fixtures, and wall vinyl. Beyond this upgrading of the rooms product and meeting space, further major renovation or remodeling of the current improvements is not required.

Continued Usage As Is

As an alternative to demolition, the existing improvements could be converted to an alternate use or left as-is. Again applying the four tests to this premise, it would be physically possible, as well as legally permissible, to convert the improvements to another use. However, as discussed previously, the current use as a hotel is the most maximally productive use available to the property. Obviously then, converting to an alternative use would lessen the return to the land, and therefore, any such use would fail to be the most profitable alternative.


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CONCLUSION AND RECONCILIATION OF HIGHEST AND BEST USE

From the three options presented, one remains feasible for the subject. Demolition of the improvements was eliminated as an option since the existing improvements provide substantial contributory value to the property. The good condition of the subject does not require substantial remodeling and renovation. Therefore, continued use "as is" is the indicated highest and best use of the subject as currently improved. Also, given current market conditions, it is our opinion that the highest and best use of the site, as vacant, is for development with a commercial use commensurate with hotel use.

In conclusion, the highest and best use of the subject property, as currently improved, is continued use as a resort hotel.

Regal McCormick Ranch                                           Page 55
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       C. ANALYSIS OF COMPETITIVE LODGING SUPPLY AND DEMAND


C.1  COMPETITIVE LODGING SUPPLY

The evolution of the lodging industry in Scottsdale has paralleled that of the Southwest. In the earlier days of the Scottsdale hospitality industry, dude ranches and health spas flourished. In the 1960s the development of a local art industry and specialty shopping districts was analogous with the development of new resort hotels. This ultimately gave way to the full-service, amenity-laden, recreation properties that have made the resort business in Scottsdale unique. Today, Scottsdale is an internationally-recognized tourism destination community widely known for its recreational amenities, climate, five-star resorts, numerous events and attractions, and world-class restaurants.

The greater Scottsdale and Paradise Valley lodging market consists of a approximately 50 hotel properties with more than 8,900 rooms. The properties in the market area may be grouped into five distinct categories based upon market orientation, price, and service level. These five categories include: luxury, upper moderate, moderate full-service, moderate limited service, and economy. The Scottsdale lodging market can be further divided into four primary resort "cores" with services and amenities geared for the short-term business visitor, meeting groups, and independent leisure Travelers. The following table describes each resort core, and the map on the following page identifies the location of each respective area.

Regal McCormick Ranch                                           Page 56
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-----------------------------------------------------------------------
                           Resort Cores
-----------------------------------------------------------------------
Downtown Scottsdale          Features smaller properties with
                             a strong focus on the business
                             traveler.

Scottsdale Road Corridor     Features a selection of
                             contemporary full-service
                             destination resorts with an
                             emphasis on conference facilities
                             which appeal to the corporate client.

Lincoln Drive
 /Paradise Valley            Features full-service destination
                             resorts with full amenities geared
                             to leisure and small commercial
                             group business.

North Scottsdale/Carefree    Represents the future character of
                             Scottsdale resorts featuring full-service,
                             self contained, often remote resorts
                             capitalizing on the natural desert
                             environment.
-----------------------------------------------------------------------

                       [Map of Scottsdale]

Regal McCormick Ranch                                           Page 57
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Available lodging supply in the greater Scottsdale/Paradise
Valley market area has increased at a compound annual rate of approximately 3.7 percent between 1985 and 1996. Between 1994 and 1995 the city of Scottsdale experienced a 12.0 percent increase in the number of hotel rooms. Most of this recent growth in total rooms supply in the city of Scottsdale may be attributed to the proliferation of limited service properties which have contributed approximately 600 rooms to total rooms inventory since 1995. The following table details available lodging inventory by market area for the years 1985 through 1997.

      Scottsdale/Paradise Valley Market Area Hotel Inventory
------------------------- --------------------- ---------------------------

Inventory as of January 1      Scottsdale            Paradise Valley
------------------------- --------------------- ---------------------------
           1985                  3,786                    1,812
           1986                  4,026                    1,812
           1987                  4,549                    1,812
           1988                  4,930                    1,812
           1989                  5,181                    1,812
           1990                  5,321                    1,812
           1991                  5,515                    1,812
           1992                  5,515                    1,812
           1993                  5,515                    2,151
           1994                  5,515                    2,151
           1995                  5,515                    2,151
           1996                  6,165                    2,145
           1997*                 6,758                    2,145
------------------------- --------------------- ---------------------------
      CAG 1985-1996               4.5%                     1.6%
    % Change 1995-1996           11.8%                      -
------------------------- --------------------- ---------------------------



------------------------- ----------------------

Inventory as of January 1     Rooms Supply
------------------------- ----------------------
           1985                   5,598
           1986                   5,838
           1987                   6,361
           1988                   6,742
           1989                   6,993
           1990                   7,133
           1991                   7,327
           1992                   7,327
           1993                   7,666
           1994                   7,666
           1995                   7,666
           1996                   8,310
           1997*                  8,903
------------------------- ----------------------
      CAG 1985-1996               3.7%
    % Change 1995-1996            8.4%
------------------------- ----------------------
         *Estimated


IDENTIFIED COMPETITIVE SUPPLY

The subject property is located along the Scottsdale Road Corridor. While there are numerous properties located proximate to the subject property in this resort core area, we have identified a competitive supply on the basis of quality and extent of facilities, price, market orientation, and revenue potential. We identified six hotels as the primary competition for the Regal McCormick Ranch.


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Regal McCormick Ranch                                           Page 58
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The map on the following page illustrates the location of the subject hotel and its identified competitive supply. The tables on the following pages present pertinent operating information and facilities descriptions of each competitive hotel.

In addition to the identified competitive supply, the subject property may compete with the more upscale luxury and limited-service properties. Based upon conversations with local area hotel operators, many of the high-end properties will lower their rate structures in an effort to boost occupancy during the slower summer months. Additionally, the limited-service properties, with an already lower established rate, will do the same. As a result, the hotel properties in the competitive supply will experience pressure from other hotel properties in the surrounding market area. Furthermore, we expect the future addition of both limited-service and full-service luxury properties to have an increasing negative impact on overall market occupancy and average rates. Based upon discussions with local area hotel operators and county tourism representatives, the continued proliferation of limited-service properties, given their lower rate structure, will begin to impact both occupancy and average daily rates achieved within the identified competitive supply. A detailed discussion of future additions to supply and their competitive impact on the subject property is discussed in the following section of this report.

               PROFILE OF COMPETITIVE LODGING SUPPLY
                        Scottsdale, Arizona


Property Name            Radisson Resort Scottsdale  Scottsdale Hilton Resort
                                                                  and Spa
Address                  7171 North Scottsdale Road  6333 North Scottsdale Road
Opening Year                 1977 Reopened in 1994                    1975
Affiliation                     Radisson Hotels                   Hilton Hotels
Management                        Independent                      Independent
Ownership                         Independent                      Independent
Total Number of Rooms                 317                              232
Number Standard
Guest Rooms                           217                              187
Number of Suites                      50                               45
Number of Villas                      50                                0

Estimated 1995 Market Mix
 Commercial Individuals              10.0%                           30.0%
 Corporate Meeting Groups            25.0%                           30.0%
 Other Meeting Groups                40.0%                           10.0%
 Discretionary Travelers             25.0%                           30.0%

Facilities/Amenities

   Restaurants/Bar                  Andre's                Iron Horse Restaurant
                                    Markers                  Iron Horse Lounge
                                  Cabana Bar Oasis


   Total Meeting
   Space (Sq. Ft.)              30,000 Sq. Ft.                   14,000 Sq. Ft.
   Largest Room/
   Ballroom (Sq. Ft.)           13,160 Sq. Ft.                    7,600 Sq. Ft.
   Total number of
   meeting rooms/
   divisions                   10 Meeting Rooms                 13 Meeting Rooms

   Swimming Pool                      Yes                              Yes

   Exercise Room
   Fitness Center                     Yes                              Yes

   Gift Shop                          Yes                              Yes

   Golf                               No                               No

Occupancy

           1996                       80%                              80%
           1995                       78%                              76%

Average Daily Rate

           1996                    $120.00                          $108.00
           1995                     $98.00                          $102.00

               PROFILE OF COMPETITIVE LODGING SUPPLY
                        Scottsdale, Arizona


Property Nam             The Doubletree Paradise     Scottsdale Plaza Resort
                           Valley Resort
Address                    5401 N. Scottsdale Road    7200 North Scottsdale Road
Opening Year                       1984                       1975
Affiliation                  Doubletree Hotels             Independent
Management                   Doubletree Hotels             Independent
Ownership                       Independent                Independent
Total Number of Rooms               387                        404
Number Standard Guest Rooms         375                        224
Number of Suites                     12                        180
Number of Villas                      0                          0

Estimated 1995 Market Mix
   Commercial Individuals           5.0%                      10.0%
   Corporate Meeting Groups        48.0%                      40.0%
   Other Meeting Groups            20.0%                      35.0%
   Discretionary Travelers         27.0%                      15.0%

Facilities/Amenities

   Restaurants/Bar               Spazzizi's                       Remington's
                                 Palm Pavilion                    Garden Court
                                 Loggia Lounge                     Lobby Bar
                                                                   Cafe Cabana

   Total Meeting Space (Sq. Ft.)     40,000 Sq. Ft.             25,000 Sq. Ft.
   Largest Room/Ballroom (Sq. Ft.)   12,960       .             10,080 Sq. Ft.
   Total number of meeting rooms/
   divisions                        20 Meeting Rooms           14 Meeting Rooms

   Swimming Pool                           Yes                          Yes

   Exercise Room Fitness Center            Yes                          Yes

   Gift Shop                               Yes                          Yes

   Golf                                    No                           No

Occupancy

           1996                            75%                          73%
           1995                            72%                          72%

Average Daily Rate

           1996                          $108.00                      $150.00
           1995                          $101.00                      $135.00

               PROFILE OF COMPETITIVE LODGING SUPPLY
                        Scottsdale, Arizona


Property Nam           Renaissance Cottonwood Resort     Red Lion's La Posada
                                                                  Resort
Address                6160 North Scottsdale Road          4949 E. Lincoln Drive
Opening Year                      1980                     1978 Reopened in 1982
Affiliation                Renaissance Hotels                 Red Lion Hotels
Management                 Renaissance Hotels                 Red Lion Hotels
Ownership                     Not Available                     Independent
Total Number of Rooms              171                              262
Number Standard
Guest Rooms                        65                               252
Number of Suites                   106                              10
Number of Villas                    0                                0

Estimated 1995 Market Mix
   Commercial Individuals         10.0%                            5.0%
   Corporate Meeting Group        30.0%                            15.0%
   Other Meeting Groups           30.0%                            60.0%
   Discretionary Travelers        30.0%                            20.0%

Facilities/Amenities

   Restaurants/Bar            Not Available            Garden Terrace Restaurant
                                                            The Terrace Lounge

   Total Meeting Space
   (Sq. Ft.)                  8,000 Sq. Ft.                   14,000 Sq. Ft.
   Largest Room/Ballroom
   (Sq. Ft.)                    N/a                            7,582 Sq. Ft.
   Total number of
   meeting rooms/
   divisions                    N/a                            14 Meeting Rooms

   Swimming Pool                Yes                              Yes

   Exercise Room Fitness
    Center                      Yes                              Yes

   Gift Shop                    Yes                              Yes

   Golf                         No                               No

Occupancy

           1996                 84%                              79%
           1995                 88%                              83%

Average Daily Rate

           1996               $118.00                          $120.00
           1995               $114.00                          $112.00

        [Map, Identified Competitive Supply, Scottsdale]

Regal McCormick Ranch                                           Page 59
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The following paragraphs describe these properties and how they compete with the Regal McCormick Ranch.

Radisson Resort Scottsdale

The 317-room resort was originally opened in 1977 as the Registry Resort. The ownership of the resort changed in December 1994, and the resort became a Radisson franchise. New ownership has invested $6 million into a complete soft goods renovation of the guest rooms, the meeting spaces and the public areas. The resort offers approximately 30,000 square feet of banquet and meeting space. Among its competitors, the resort achieved a slightly higher occupancy, but a much lower average daily rate in 1995.

Based upon a physical inspection of this property it appears to be in good condition. Given its extensive meeting and banquet space, its brand name identity, and suite accommodations, this property is able to effectively compete with the subject property for room night demand generated by all major market segments. In addition, given the extent of its meeting facilities, it is more capable of booking larger groups. However, for those leisure Travelers seeking a more intimate resort, the subject property certainly has a competitive advantage.

Red Lion's La Posada Resort Hotel

The 262-room resort was opened in 1978 and became a Red Lion property in 1982. The standard guest rooms are approximately 500 square feet in size which offer the leisure traveler more spacious accommodations. The resort offers 14,000 square feet of banquet and meeting space. The Red Lion benefits from its large resort style swimming pool, which allows the property to attract a high level of tour group related demand during the summer off-season.

In 1996, Doubletree Hotels merged with Red Lion Hotels and, as a result, this property may be reflagged as a Doubletree. This would certainly provide the property with a name brand competitive advantage allowing it to effectively capture more room night demand from the individual leisure traveler market segment.

Regal McCormick Ranch                                           Page 60
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Among its competitors, the resort achieved a higher occupancy and a higher average rate in 1995. The property's performance in 1995 and 1996 was positively impacted by the Saudi Royal Family which occupied 60 rooms at rack rates from November 1994 through February 1996. It is likely that rates at this property will decrease in 1997 due to the loss of such high-rated room blocks.


The Scottsdale Hilton Resort and Spa

The 232-room resort was opened in 1975. Present ownership acquired the property in January 1995 and plans to invest $5 million into a complete renovation. These renovations include soft goods in the guest rooms, meeting spaces and public areas as well as the resort's exterior facade. The accommodations at the resort consist of 187 rooms and 45 villas. Each villa is approximately 1,400 square feet and includes two bedrooms. The resort offers approximately 14,000 square feet of banquet and meeting space.

The hotel began accommodating a 42-room flight crew from British
Airways in July 1996. Management is accommodating this low-rated flight crew demand to offset the potential disruption of the upcoming renovations.

The Scottsdale Hilton Resort and Spa is located proximate to the subject property and competes with the subject property for room night demand generated by all market segments. This property has a nice layout with the lobby opening up directly onto the swimming pool patio and extensive meeting and banquet space which allows it to effectively compete for large meeting group room night demand. However, based upon a physical inspection of the property, it appears to be in poor condition. This has certainly had a negative impact on the property's ability to compete with the other hotels within the competitive supply. Following the planned renovation, and given the Hilton brand name identity and worldwide reservations system, the Scottsdale Hilton Resort and Spa is expected to effectively compete with the subject property for room night demand generated by all major market segments.

Regal McCormick Ranch                                           Page 61
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Stouffer Cottonwoods Resort

The 171-room resort was opened in 1980. Accommodations at the property include 106 suites and 65 guest rooms. The resort offers approximately 8,000 square feet of banquet and meeting space. The property benefits from its location next to a small upscale retail center, which helps the property attract additional levels of leisure and group related demand.

This property comprises numerous non-contiguous buildings which are connected by small walking paths and roads. While this hotel has the Stouffer's brand name identity and reservation system, unlike the subject property, this hotel lacks a "resort-like" atmosphere given its location within the retail complex. However, it is able to offer suite accommodations, and for the leisure traveler seeking the convenience of a shopping center, this property has a competitive advantage.

Scottsdale Plaza Resort

The 404-room resort originally opened in 1975 as a Sheraton resort. Ownership terminated its affiliation with Sheraton in 1991 and the hotel has been operating as an independent property ever since. The 404 guest rooms at the resort consists of 224 standard rooms which range from 375 to 495 square feet and 170 suites which range from 575 to 3,100 square feet. The resort's average daily rates benefit from its relatively high inventory of suites.

Based upon a physical inspection of this hotel, it appears to be in good condition. It has a slight competitive advantage over other properties within the competitive supply, including the subject property, due to its extensive meeting and banquet space, and suite accommodations. Management indicated a desire to position this property more like a resort-conference center in an effort to further differentiate it from other properties which comprise the competitive supply. Given the size of this property and the extent of its facilities, it is able to effectively compete with the subject property for room night demand generated by all major market segments.

Regal McCormick Ranch                                           Page 62
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Doubletree Paradise Valley Resort

The 387-room resort was re-flagged as a Doubletree from a Wyndham in July 1995. The resort has been affiliated with both Loews Hotels and Wyndham Hotels since its original opening in 1984. Ownership is considering plans to invest $8 million into a two-year renovation of the property that will include all guest rooms, public spaces and conversion of an adjacent office building into corporate offices and meeting space. The property currently has the largest meeting and banquet facilities among the competitive set with 40,000 square feet.

Based upon a physical inspection, thisproperty is in good condition. This property has a competitive advantage among the competitive supply given its extensive meeting and banquet space. This enables the property to book larger meeting groups. In addition, the reflagging of this property as a Doubletree has positively impacted management's ability to capture additional room night demand generated by the leisure market segment. This property will continue to compete directly with the subject property for room night demand generated by all major market segments.

The planned renovation of the property is expected to allow the property to achieve higher occupancy and average rates in the coming years.

Regal McCormick Ranch                                           Page 63
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ADDITIONS TO SUPPLY

Based upon discussions with area hotel operators, tourism industry experts, and representatives from the Scottsdale Zoning and Development Agency, there are a number of limited service and full-service luxury properties which are currently under review or in the process of breaking ground in the Scottsdale market area. While these new properties, given their market orientation, price, and location, may not directly compete with the subject property, the addition of new hotel rooms is expected to have an impact on overall market occupancy and average rates. As a result, a discussion of new development activity is warranted as any new additions to overall rooms supply may negatively impact certain market segment demand growth.

The following discusses two potential additions to supply that would be expected to have a direct impact upon the identified competitive supply.

SCOTTSDALE WATERFRONT

Located on the southeast corner of the intersection between Camelback Road and Scottsdale Road, the Scottsdale Waterfront is a mixed-use development that will include approximately 700,000 square feet of retail, restaurant and entertainment space, and approximately 100,000 square feet of office space. Part of this development includes a 300-room full-service hotel.

Adjacent to the Scottsdale Fashion Square, a major commercial retail center, to the north and overlooking the Arizona Canal to the south, the site is favorably located in downtown Scottsdale. The Scottsdale Waterfront project is expected to be anchored by a Nordstrom department store that will be separately developed by Westcor Partners, owners of the adjacent Fashion Square Mall. The much-anticipated department store will be connected to the Scottsdale Fashion Square via a bridge over Camelback Road and is expected to generate significant retail activity. The remainder of the project, including the hotel component, is being developed by Scottsdale Waterfront Venture Partners, a partnership of three companies.

The project is located within Scottsdale's waterfront redevelopment area, which was set up to encourage development along the banks of the Arizona Canal. To support the waterfront

Regal McCormick Ranch                                           Page 64
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project, the City of Scottsdale has budgeted between $5 million and $6 million to improve and landscape the adjacent canal area.
The developers expect to begin construction of the Scottsdale
Waterfront in the fall of 1996 and have scheduled an opening date in March 1998. However, issues such as the separate ownership of the site's land has complicated and may delay the timing of the development. Given the location of this property and its proposed market orientation, we believe that this proposed development will compete to a limited degree with the subject property.

KIERLAND

The 714-acre Kierland master-planned community is located in the vicinity of Greenway Parkway and Scottsdale Road in northeast Phoenix. At full build-out, the Kierland development is planned to include a 27-hole golf course, 450 single-family housing units, 750 multi-family housing units, two million square feet of office space and 69 acres of retail, restaurant, and entertainment space. The City of Phoenix has also approved the planned development of a 1,050-room full-service convention hotel located in the community. While the developer is unlikely to build the entire entitlement in the project's first phases, the hotel is initially estimated to include 400 to 800 rooms with sizable amounts of banquet and meeting facilities.

The Kierland project is being developed by a partnership between the Herberger family and Dallas-based Woodbine Development Corporation. The developer plans to operate the hotel as a joint venture between Woodbine and a national hotel operator. Our fieldwork indicates that several hotel companies that are underrepresented in the Scottsdale market have shown considerable interest in the property. Woodbine plans to announce an operator-partner in early 1997 and open the hotel sometime in late 1998. This development schedule appears aggressive based on the size of the proposed property and the current status of the project. While the addition of approximately 800 rooms will likely have an impact on the overall lodging market and may negatively affect future growth in both occupancy and average rates, given its location, market orientation, and price structure we believe that this proposed property will compete with the subject property.

Other projects on the horizon include:

Regal McCormick Ranch                                           Page 65
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    -    Four Seasons Hotel and Resort has been proposed at
         Troon North in Scottsdale. The accommodations at the upscale resort is expected to consist of 170 full-service rooms and 130 time-share villas. The developers plan to open the resort in winter 1997. The resort is expected to compete with other high-end properties in the area, including the Arizona Biltmore, the Phoenician Resort, and the Princess. Because of the size and market orientation of the proposed project, however, during the off-peak summer months this property is likely to indirectly compete with the subject property.



     - A full-service hotel has been proposed on the northeast corner of Indian School Road and Scottsdale Road, the site of Scottsdale's first high school. Development of the Scottsdale High site is also expected to include three other limited service hotels. The developer of this project was also responsible for building the Marriott Suites in Scottsdale. Given the location of this property and the inclusion of the three limited-service hotels as part of the development, we do not believe this hotel will provide direct competition to the subject property.


According to our fieldwork and discussions with representatives from the Scottsdale Office of Economic Development, including the above-mentioned projects, there are a total of 17 hotels which are currently under review for development. Eight of these proposed additions would be limited service properties. This represents approximately 3,500 additional hotel rooms which are likely to be constructed within the Scottsdale market area over the next five years. While the majority of these properties are not considered to be direct competitors with the subject property, and have not been included as part of the identified competitive supply, we believe that the proposed addition of 3,500 rooms would have a negative impact on the occupancy and average daily rates achieved by all hotels in the Scottsdale market area. Consequently, this negative impact is expected to impact the identified competitive supply of hotel properties as pressure to fill hotel rooms during the off-peak summer months is expected to intensify.

Regal McCormick Ranch                                           Page 6
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While a total of 3,500 new hotel rooms are proposed for
development, our experience has shown that not all proposed hotels are likely to actually be constructed. Many times zoning restrictions, development approvals, and the ability to secure financing may derail proposed hotel developments. As a result, we have assigned a "probability of development" to each of the proposed projects which are on file with the Scottsdale
Department of Planning. On the basis of this analysis, of the proposed 3,500 hotel rooms scheduled to be developed over the next three years, we have assumed the completed development of approximately 2,000 rooms.

In order to quantify the effect of these additions on the subject property and the identified competitive set, we have evaluated each of the proposed hotels' degree of competitiveness based upon location, market orientation, pricing structure, and brand affiliation. On the basis of this analysis, we have assumed the addition of a total of 450 additional rooms to our competitive supply over a three year period beginning in 1997 and continuing through 1999. We have phased in these additional rooms according to the volume of development proposed for each year. As a result, we have assumed the addition of 50 rooms in 1997, and 200 rooms in both 1998 and 1999.

Regal McCormick Ranch                                           Page 67
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C.2  LODGING SUPPLY AND DEMAND ANALYSIS

OVERALL DEMAND TRENDS IN THE SCOTTSDALE/PARADISE VALLEY LODGING MARKET

The purpose of this analysis is to evaluate historical demand trends in the defined competitive market. We have completed interviews with the management of the hotels in the competitive supply and have collected statistics on the occupancy, average daily rate, market mix and origin of demand for the competitive hotels to estimate total accommodated demand by market segment.

In the mid-1980s, a large number of new hotels and resorts were developed in the greater Scottsdale area. During this period, the large increase in available hotel supply outpaced the growth in demand, resulting in declining market occupancies and average daily rates. The performance of the hotel industry in the area was further impacted by the weak national and local economy in the early 1990's, by the Persian Gulf War in 1991, and by the negative press related to Arizona's unwillingness to approve the Martin Luther King holiday.

In the past four years, lodging demand in the Scottsdale area has experienced exceptionally strong growth as evidenced by increased occupancy, average daily rate and revenue per available room (REVPAR) levels achieved by the hotels in the area. This growth in lodging demand in the market is attributable to the underlying growth in the regional and national economies, the successful marketing efforts by the Phoenix Convention and Visitors Bureau, the state's approval of the Martin Luther King holiday, and the negative events in other popular leisure and meeting group destinations, such as California, Florida, and Hawaii.

Regal McCormick Ranch                                           Page 68
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-----------------------------------------------------------------------------
                       Historical Occupancy
              Scottsdale/Paradise Valley Market Area

-----------------------------------------------------------------------------
   Calendar Year       Occupied Room Nights             Annual Occupancy
------------------ ------------------------------ ---------------------------
       1986                  742,396                          50.5%
       1987                  905,914                          54.9%
       1988                1,541,238                          62.5%
       1989                1,625,394                          63.7%
       1990                1,697,978                          65.2%
       1991                1,663,547                          62.2%
       1992                1,786,833                          63.8%
       1993                2,049,355                          73.2%
       1994                2,132,984                          76.2%
       1995                2,176,747                          77.7%
------------------ ------------------------------ ---------------------------
      CAG (86-95)               12.7%                          N/A
------------------ ------------------------------ ---------------------------
Source: Office of Economic Development Scottsdale Arizona
CAG: Compound Annual Growth

As indicated in the preceding table, the aggregate
Scottsdale occupancy was 77.7 percent in 1995. Occupancy rates achieved in the market varied widely during the eighties, but in general, have been climbing since bottoming out in 1986 at 50.5 percent. Occupancy rate increases occurred from 1988 to 1990 supported by strong economic conditions, limited additions to supply and stronger marketing of the community. In 1993 occupancy levels climbed ten percentage points to 73.2 percent and further increased in 1994 to 76.2 percent. Between 1986 and 1995, occupied room nights increased at compound annual rate of approximately 12.7 percent. For 1996, occupancy is expected to remain in the mid to upper seventy percent range.


          LODGING DEMAND IN THE IDENTIFIED COMPETITIVE SUPPLY

As indicated previously, we have identified seven hotels (including the subject) as the competitive supply for the Regal McCormick Ranch. The purpose of the analysis that follows is to evaluate the historical supply and demand trends of the market in which the subject hotel competes. We have completed interviews with management of the competitive hotels and have collected statistics on the occupancy, average rate, and market mix of the competitive hotels to estimate total accommodated demand by market segment.

Regal McCormick Ranch                                           Page 69
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Demand within this competitive set of hotels located within the "Scottsdale Road Resort Corridor" and the "Lincoln
Drive/Paradise Valley" market core emanates from four primary segments:

         Individual Commercial Business Travelers from local, state and national firms having bases or facilities in the region.

         Corporate Meeting Groups which includes
         incentive award programs, board meetings, sales seminars and other group meetings that are booked by corporations.

         Other Meeting Groups includes group meetings that are booked by national, regional, state, and local associations, governmental organizations, and special interest groups.

         Leisure Individual Travelers includes leisure
         Travelers to the area, friends and relatives of local residents, travel packages from wholesalers, tour & travel groups and flight crews.

          The table below summarizes our estimate of the aggregate market demand accommodated by the identified competitive supply for year-end 1995 and estimated year-end 1996.

Regal McCormick Ranch                                           Page 70
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------------------------------------------------------------------------------
               Historical Growth in Lodging Demand
                    in the Competitive Supply
------------------------------------------------------------------------------
                               1995             Estimated 1996      % Chg.*
                           Room Nts % Total    Room Nts  % Total    95-96
                          --------- -------   ---------- -------   --------

Commercial Individuals       57,400    11%      56,400     10%     -1.7%
Leisure Individual
  Travelers                 133,300    25%     129,500     24%     -2.9%
Corporate Meeting Groups    173,300    32%     193,800     36%     11.8%
Other Meeting Groups        172,000    32%     159,200     30%     -7.4%
                            -------    ---     -------     ---     -----
Total Occupied Demand       536,000   100%     539,000    100%      0.6%

Total Available Supply      692,770            694,668              0.3%

Market Occupancy              77.4%              77.6%

Market Average Rate         $110.50            $122.00             10.4%

Market REVPAR                $85.50             $94.50             10.5%

------------------------------------------------------------------------------
Source:  Arthur Andersen
Note:   Totals may not add due to rounding.
  *  Compound Annual Growth
------------------------------------------------------------------------------



As illustrated in the preceding table, in 1996, there has been some shifting of overall market mix among the competitive supply. Management of the hotels in the competitive supply indicated that this shift in market mix was effected to support demand growth in the higher rated Corporate Group and Leisure Individual Traveler segments of demand. As a result, average rates have increased by more than ten percent. Overall market occupancy among the competitive supply was relatively flat in 1996. The lack of strong occupancy growth in the last two years is reflective of the seasonal nature of the market and increasing levels of unsatisfied demand in the market during the peak and the shoulder seasons.

Our analysis of future demand growth includes assumptions of base growth in demand, unsatisfied demand, and induced demand.
The following paragraphs define these sources of demand growth.


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Regal McCormick Ranch                                           Page 71
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Base Growth in Demand

Base growth in demand is that growth related to the strength of the local economy. This growth assumption incorporates demand generated by other factors, such as the addition of a new convention center, new office development and absorption, improved transportation access to the market area, etc. Our assumptions take into account historical demand trends and the factors contributing to these trends. On the basis of our interviews with management and on our analysis of economic growth in the local market, base growth by market segment is estimated for each year.

Unsatisfied Demand

During peak periods of demand, many Travelers in search of convenient accommodations among the hotels in the competitive supply are required to use alternative hotels due to lack of capacity in the immediate area. These groups and individuals will seek lodging in one of the other properties in the market area or will leave the immediate market. Those room nights that are not accommodated in the immediate market may be referred to as "unsatisfied demand."

The peak season in Scottsdale comprises a total of approximately 120 days. During this period, most of the properties within the identified competitive supply experience occupancy levels in excess of 90 percent. Based upon interviews with local area hotel operators and representatives from the Scottsdale Office of Economic Development, on average, approximately thirty percent of the accommodated demand during this period may be classified as unsatisfied demand. As a result, we have assumed a total of approximately 65,000 room nights of unsatisfied demand during 1996. As new hotel rooms are added to the market area over the next five years, we expect much of this unsatisfied demand to be absorbed by the additions to supply.


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Regal McCormick Ranch                                           Page 72
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Induced Demand

Induced demand is defined as new room nights generated by the addition of new hotels to the market area or by the repositioning and marketing of an existing hotel to fulfill consumer needs not previously met by the existing supply. The anticipated addition of approximately 2,000 room nights to the Scottsdale market area over the next five years is expected to generate a percentage of induced demand which will impact the identified competitive supply and the subject property. As discussed previously, we have assumed that only 450 of the total 2,000 rooms will compete directly with the subject property. We have further assumed that these additional rooms will impact the competitive supply over a three year period from 1997 through to 1999. Based upon an analysis of the new properties expected to open, we believe that a total of approximately 30,000 room nights of demand will be induced over this three year period.

DEMAND SEGMENTATION AND ESTIMATED DEMAND GROWTH

Accommodated demand in the competitive hotel supply has been segmented into four major market segments: Commercial Individual Travelers; Corporate Meeting Groups; Other Meeting Groups; and Leisure Individual Travelers . On the basis of our interviews with management at the subject property and its competition, and based upon an analysis of economic trends in the market, we have estimated future growth in demand in the competitive supply by market segment. The following paragraphs define the individual market segments and our estimates of demand growth. A detailed analysis of supply and demand growth for the market is presented on the following page.

Commercial Individual Travelers

This segment of demand consists of individual Travelers staying within the competitive supply who are traveling for business purposes, including government employees. Medium-sized businesses and offices in Scottsdale generate the majority of this demand among the competitive supply. The majority of commercial individual demand occurs between Monday and Thursday, and commercial individual demand is accommodated throughout the

Regal McCormick Ranch                                           Page 73
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year, with the spring and the fall months serving as the busiest periods for business travel. The high rates charged by the properties in the competitive supply during the peak winter season discourages some commercial individual demand in the market.

Commercial individual demand in the area has benefited from Scottsdale's success in diversifying and expanding its economic base as well as from the strong business conditions in the Phoenix metropolitan area. This segment of demand accounted for approximately 11 percent of total accommodated demand among the competitive lodging supply at the end of 1995. This segment decreased slightly by one percent in 1996 from the levels achieved in 1995.

We estimate that there were approximately 3,200 room nights of unsatisfied commercial individual traveler demand in 1996. This demand occurs primarily during the months between January and May when hotels within the competitive supply generally prefer to accommodate corporate meeting group demand which tends to book rooms at a higher rate. As a result, demand within the commercial individual traveler market segment is effectively turned away. Acknowledging the opening of approximately 450 additional rooms beginning in 1997 and continuing over a three year period, we expect that some of this unsatisfied demand will be absorbed. Thereafter, we expect unsatisfied demand to increase with overall market growth.

Given the continued expansion of Scottsdale's economy and the current and planned construction of new commercial office space in the market; commercial individual demand is projected to exhibit some growth into the foreseeable future. In the demand projections, we have assumed a base growth rate of three percent from 1996 to 1999. Thereafter, we believe that growth in this segment will stabilize at a more conservative two percent each year.

Induced demand is new demand attracted to the market by the sales efforts of a new addition to the competitive supply or by the development of a local attraction. As indicated earlier, we have assumed the addition of 450 rooms to the competitive supply. We have assumed that these additions to supply will induce approximately 300 room nights of commercial individual demand in 1997, 1,500 room nights in 1998, and an additional 2,000 room nights in 1999.

Regal McCormick Ranch                                           Page 74
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Overall, the commercial individual traveler segment is
estimated to increase at a compound annual rate of 4.2 percent between the 1996 and 2001. We expect this segment of demand to account for approximately 69,300 room nights by 2001, or 11 percent of total accommodated demand.

Leisure Individual Travelers

This segment of demand includes leisure Travelers to the area, friends and relatives of local residents, travel packages from wholesalers, tour & travel groups and flight crews staying at the hotels in the competitive supply. As a result, demand in this segment occurs throughout the year although it is busiest during the peak and shoulder seasons when the weather in Scottsdale is comfortable. Leisure Individual Traveler demand accounted for approximately 25 percent of total accommodated demand in the competitive supply in 1995, and is expected to decrease to 24 percent by year-end 1996.

However, demand in this segment is expected to decrease slightly by approximately three percent in 1996 over the levels achieved in 1995. Based upon conversations with local hotel operators, this decrease in leisure demand may be attributed to a decrease in travel to the area during the summer due to the popularity of the Summer Olympic games which were held in Atlanta. In addition, the departure of a large leisure-oriented group (Saudi Royal Family) which had accommodated 60 rooms per night at the Red Lion between 1994 and 1995, departed in February 1996 and were not immediately replaced by leisure demand.

Scottsdale has traditionally been a popular leisure destination because of its climate and its numerous resorts, spas, and golf courses. In the past two years, favorable national and local economic conditions have led to a booming tourism industry based on increased visitor counts and expenditures. Interviews with management representatives in the competitive supply indicated that international visitation has also increased in recent years. The recent introduction of British Airways direct flights from London to Phoenix is expected to continue this trend.

Regal McCormick Ranch                                           Page 75
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We have estimated that base growth in demand in the leisure individual traveler segment will increase by 2.5 percent annually between 1996 and 1999. Thereafter we expect growth to increase at two percent annually. We estimate that there were approximately
23,000 room nights of unsatisfied demand in this market segment in 1996. Acknowledging the opening of additional hotel rooms beginning in 1997, we expect unsatisfied demand to be approximately 12,400 room nights by 1999. Thereafter, unsatisfied demand is expected to increase with overall market growth.

In addition, we expect that the new hotel rooms will induce approximately 3,000 room nights of demand from this market segment in 1998, 4,400 room nights in 1999, and 2,100 room nights in the year. Thereafter, induced demand is expected to increase with overall market growth.

Overall, the Leisure Individual Traveler segment is estimated to increase at a compound annual rate of 4.6 percent between the 1996 and 2001. We expect this segment to account for approximately 162,000 room nights by 2001, or 25 percent of total accommodated demand.

Corporate Meeting Groups

This segment of demand includes incentive award programs, board meetings, sales seminars and other group meetings that are booked by corporations. Due to the direct airline service availability and the quality of amenities, the Scottsdale market is able to attract corporate meeting groups from throughout the country. Much of the corporate meeting group demand is generated by companies that are holding incentive meetings programs that involve a combination of recreation and actual group meetings. Incentive meetings are often annual awards programs for "top salespeople" and involve large banquets and planned group recreational activities such as golf. Incentive travel is typically less price-sensitive than other types of corporate meeting groups. Because these meetings are an "incentive", most corporations prefer to book groups during the peak season (January to April) when the weather in the area is most temperate. The majority of corporate meeting group demand is accommodated during weekdays between Monday and Friday. The corporate meeting group segment also typically generates

Regal McCormick Ranch                                           Page 76
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additional leisure individual demand as group attendees extend their trips for leisure purposes.

Corporate meeting group demand accounted for approximately
36 percent of total accommodated demand among the competitive lodging supply in 1996. This represents an increase of approximately 20,491 room nights or 11.8 percent over the levels achieved in 1995. With the continued health of the national economy and the development of commercial real estate and hotels in the area, this segment of demand is expected to grow as companies increase their annual meeting budgets and as new lodging supply opens in the market. In the projections, we have assumed a base growth rate of three percent between 1996 and 1997, decreasing to 2.5 percent in 1998, and stabilizing at a rate of two percent, thereafter.

We estimate that there were approximately 26,000 room nights of unsatisfied corporate meeting group demand in 1996. Based upon conversations with local hotel operators, most of the room night demand generated from this market segment occurs during the peak winter months from January through to May. Given the relative strength of this demand segment coupled with a limited supply of hotel rooms, there exists a large percentage of unsatisfied demand. However, as new rooms are added to the competitive supply beginning in 1997, it is estimated that approximately 10,000 room nights of unsatisfied demand will be absorbed by 1999. Thereafter, we expect unsatisfied demand to increase with overall market growth.

We have assumed that the proposed additions to supply will induce approximately 100 room nights of corporate meeting group demand in 1997, 3,900 room nights in 1998, 6,000 room nights of demand in 1999, and 2,500 room nights in the year 2000. Thereafter, induced demand is expected to increase with overall market growth.

Overall, the corporate meeting groups segment is estimated to increase at a compound annual rate of 3.8 percent between the 1996 and 2001. We expect this segment to account for approximately 233,500 room nights by 2001, or 36 percent of total accommodated demand.

Regal McCormick Ranch                                           Page 77
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Other Meeting Groups

Other Meeting Groups demand includes group meetings that are booked by national, regional, state, and local associations and special interest groups. Association meetings are often annual conventions which include exhibits, general session assemblies, workshops and large banquets. California, New York, Washington D.C. and Arizona are major sources of association-related groups to the Scottsdale market. Other association meetings include bi-annual board meetings of association executives, or smaller regional workshops sponsored by a large association. The other meeting groups market segment is typically more price-sensitive than the corporate group segment, and therefore will book during the shoulder and off seasons in order to receive lower hotel rates.

Other meeting groups demand also includes SMERFS (social, military, educational, religious, fraternal and sports) groups which are typically the most price-sensitive source of group demand. Because of their price-sensitive nature, very little other meeting group demand is accommodated in the competitive supply during the peak and shoulder seasons. SMERFS-related demand is an important component of off-peak seasonal demand and the hotels among the competitive supply aggressively market to this segment to support occupancy.

We estimate that other meeting group demand accounted for approximately 30 percent of total accommodated demand among the competitive lodging supply in 1996. Demand in this segment is expected to decrease by approximately 7.4 percent in 1996 from the levels achieved in 1995. The decrease in demand exhibited by this market segment is due primarily to an overall shift in market mix by management of the hotel properties within the competitive supply. Given the limited availability of rooms during the peak-season, coupled with the opportunity to maintain higher rate structures, hotels within the identified competitive set are shifting their marketing efforts to the less price-sensitive market segments. As a result, we have assumed a conservative base growth rate of two percent from 1996 to 2001.

We estimate that there were approximately 13,000 room nights of unsatisfied demand in this market segment in 1996.
Acknowledging the opening of additional hotel rooms beginning in

Regal McCormick Ranch                                           Page 78
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1997, we expect unsatisfied demand to decrease from 13,000 to
7,000 room nights by 1999. Thereafter, unsatisfied demand is expected to increase with overall market growth.

While existing hotels have expressed their reluctance to accommodate room night demand from this more price-sensitive market segment, we expect that the addition of new hotel rooms will likely induce additional demand from this market segment especially during the summer and off-season. We expect these new additions to supply to induce approximately 1,200 room nights of demand in 1998, increasing to approximately 3,600 room nights by the year 2000. Thereafter, induced demand is expected to increase with overall market growth.

Overall, the Other Meeting Groups market segment is estimated to increase at a compound annual rate of three percent between the 1996 and 2001. We expect this segment to account for approximately 184,700 room nights by 2001, or 28 percent of total accommodated demand.

Conclusion

As discussed in the area analysis of this report, the general economic trends in the market have continued to exhibit strong growth, which lends additional support to the level of displaced demand in the market. Our analysis indicates that overall demand growth will continue to increase in the competitive market, but that much of this growth in demand will continue to be unaccommodated within the competitive supply of hotels until new hotel additions alleviate the current capacity constraints and capture this unsatisfied demand.

All indications suggest that corporate meeting planners still consider Scottsdale an ideal locale for corporate meeting functions as bookings into 1998 remain strong. In addition, growth is expected to continue from the leisure individual traveler segment as more international Travelers make their way to the Scottsdale market area.

Overall, we expect demand within the competitive supply to increase at a compound annual rate of approximately 3.8 percent between 1996 and 2001. However, given the seasonal nature of demand within the Scottsdale market area and the addition of new

Regal McCormick Ranch                                           Page 79
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hotel rooms, market occupancy is expected to remain relatively flat over the next five years with a slight decrease expected in 1998 and 1999 as these new hotels are absorbed into the market..



C.3  ESTIMATED OCCUPANCY AND AVERAGE ROOM RATE

We have prepared detailed estimates of average annual occupancy and average daily room rate for the subject property from January 1, 1997 through December 31, 2000. The following section presents our analysis of estimated future occupancy and average daily room rate.

Hotel operators expect some limited growth in average rates over the next two years, but caution that Scottsdale is approaching its average rate peak as competing destinations including Hawaii and Florida are presenting meeting planners with more affordable options. As more limited service properties are added to the Scottsdale market area, we expect to see downward pressure on average daily rates.

MARKET PENETRATION & AVERAGE ANNUAL OCCUPANCY

This analysis uses the concept of "fair" share and market penetration. By forming a penetration analysis of market lodging demand, the future average annual occupancy at the subject Regal McCormick Ranch is estimated. Using this technique, the property is first evaluated compared to its competition, then its potential market share is calculated on the basis of its relative appeal to each market segment. A hotel's "fair" share of market demand is said to be equal to its fair share of supply; i.e. a 100-room hotel in a market of 1,000 rooms would have a "fair" share of demand of ten percent of total market demand. A "market penetration" of 100 percent indicates a property is capturing its exact "fair" share of demand. Penetration in excess of, or lower than, 100 percent indicates a hotel is likely to be viewed more or less favorably than the competition by the respective market segment and thus accommodates more or less than its fair share.

Regal McCormick Ranch                                           Page 80
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The following table presents our estimates of the year-end
1996 market penetration by demand segment for the subject and for the hotels in the identified competitive lodging supply.

 ---------------------------------------------------------------------------
           Estimated 1996 Penetration By Market Segment
              For The Identified Competitive Supply
 ---------------------------------------------------------------------------
                                         Leisure      Corporate     Other
                           Commercial    Individual   Meeting       Meeting
Hotel Name                 Individuals   Travelers    Groups        Groups
 ---------------------------------------------------------------------------

Subject Property               49%         127%        127%           69%

Renaissance Cottonwood        103%          90%        120%          110%
Scottsdale Plaza Resort        45%          39%        118%          127%
Red Lion La Posada             49%         127%         42%          172%
Hilton Inn Scottsdale         294%         128%         85%           35%
Doubletree Resort              92%         101%        134%           49%
Radisson Resort Scottsdale     99%         129%         72%          122%
 ---------------------------------------------------------------------------

By combining the above information with our market and property analysis we calculate the future occupancy of the subject hotel by market segment for the estimation period 1997 to 2001. A detailed penetration analysis of the subject hotel is presented on the following page. The following paragraphs summarize our penetration analysis and estimates of future demand at the Regal McCormick Ranch by market segment.

Commercial Individual Travelers

In 1995, the Hilton Inn Scottsdale, the Renaissance
Cottonwood, and the subject property all exceeded their fair share of demand penetrating the Commercial Individual Traveler segment by 294, 103 and 103 percent, respectively. We estimate that by year-end 1996, due to a shifting in overall market mix, the subject property will fall short of capturing its fair share of demand leaving the Hilton and the Renaissance Cottonwood as the market leaders within this segment. Both of these hotels, given their strong brand name recognition, location proximate to downtown Scottsdale, and room type variety, are more apt to capture in excess of their fair share of demand from this market segment.


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Regal McCormick Ranch                                           Page 81
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During peak periods, the subject property will continue to
accommodate overflow commercial individual Travelers. The hotel however, because of its resort amenities and distance from downtown Scottsdale, will never be considered a commercial hotel.
We do expect management of the subject property to continue its marketing effort towards this segment especially in light of the recent commercial development which has been occurring in the Scottsdale market area. Given the scheduled room renovation planned for year-end 1996 and the continued marketing of the Regal Class VIP room product, we expect the subject property to improve its penetration of this demand segment.

We estimate that the subject hotel will achieve a penetration rate of 53 percent throughout the projection period.
Occupied demand in this segment is expected to equal six percent of total occupied demand at a stabilized occupancy of 77 percent.

Leisure Individual Travelers

In 1995, the subject property achieved the highest penetration of the leisure individual traveler segment among its competitors with an overall penetration rate of 179 percent. By year-end 1996, we expect this penetration rate to decrease to approximately 127 percent of fair market share. This decrease in penetration is due to a number of factors including the recently completed $6 million dollar room renovation at the Radisson Resort, a shifting in the overall market mix at the subject property, and increased competition from well-established name brand properties including the Hilton Inn, the Red Lion La Posada, and the Doubletree Paradise Valley. Nevertheless, this 127 percent penetration rate represents one of the highest overall rates among the competitive supply.

Given its relatively small size (125-rooms), the subject property is able to differentiate itself from its competitors by offering individual leisure Travelers a more "intimate" resort experience. The hotel's location adjacent to the McCormick Ranch Golf Club, views of Camelback lake, and the planned renovation of all existing guest rooms together provide the subject property with a distinct competitive advantage. As a result, we expect the Regal McCormick to continue to exceed its fair share of demand from the Leisure Individual Traveler market segment.

Regal McCormick Ranch                                           Page 82
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However, the addition of new hotel rooms into the
competitive supply is expected to impact the subject property's ability to increase its penetration of this market segment. We estimate that the subject will be able to achieve a penetration rate of 126 percent throughout the projection period. Occupied demand in this segment is expected to equal 31 percent of total occupied demand at a stabilized occupancy of 77 percent.

Corporate Meeting Groups

In 1995, the subject property achieved a penetration rate of 103 percent of the corporate meeting groups market segment. By year-end 1996 we expect this penetration rate to increase to 127 percent. The corporate meeting group demand segment has exhibited strong growth over the past few years. While the subject property is small in size and does not have extensive meeting facilities compared to other properties within the competitive supply, it has benefited by accommodating smaller groups and overflow group demand during peak periods.

Comparatively, however, the subject property is at somewhat of a disadvantage given the limited extent of available meeting space. With the proposed addition to supply of larger properties with more extensive meeting space and banquet facilities, (including the Kierland Convention Center, the Four Seasons, and the Waterfront Hotel), we expect increased competition for room night demand from this market segment. While the subject property is expected to continue to attract smaller groups and to accommodate overflow demand, due to increased competition from new properties, we estimate that the subject hotel will experience a slight decline in its penetration rate of this demand segment. In a stabilized year we estimate that the subject property will achieve a penetration rate of 125 percent. Occupied demand in this segment is expected to equal 44 percent of total occupied demand in a stabilized year at an occupancy of 77 percent.

Regal McCormick Ranch                                           Page 83
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Other Meeting Groups

In 1995, the Red Lion La Posada, the Radissson Resort, the Renaissance Cottonwood, and the Scottsdale Plaza all exceeded their fair share of demand. All of these properties have extensive meeting and banquet facilities which enable them to accommodate both the higher-rated corporate meeting groups as well as the more price-sensitive association or social meeting groups. Given the subject property's size and limited meeting room space, this is not possible. As a result, room night demand from this market segment is turned away in favor of the less price-sensitive corporate group demand.

However, in July of 1996, the subject property completed the construction of a 3,024 square-foot lakeside pavilion. This outdoor pavilion can accommodate approximately 350 people and may be used for a variety of purposes including receptions, luncheons, lectures, and as general break-out space. This added space is expected to help the subject property maintain its competitive position by enabling management to pursue additional social catering functions without displacing groups from the main ballroom.

In 1995, the subject property achieved a penetration rate of 69 percent of fair share. Demand in this segment represented approximately 20 percent of total occupied rooms. Given the addition of the new pavilion which should allow for added flexibility in terms of group bookings, we estimate that the subject hotel will achieve a penetration rate of 70 percent throughout the projection period. Occupied demand in this segment is expected to equal 20 percent of total occupied demand at a stabilized occupancy of 77 percent.

The estimated market mix of the subject hotel in a representative year, at 77 percent occupancy, is presented on the following table:

Regal McCormick Ranch                                           Page 84
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-----------------------------------------------------------------------------
    Estimated Market Segmentation In A Stabilized Year (2000)
                      Regal McCormick Ranch
-----------------------------------------------------------------------------
                                Occupied      Percent of
                                  Room           Total         Penetration
Market Segment                   Nights        Occupancy          Rate
----------------------------------------- ------------------- ---------------
Commercial Individual
      Travelers                   1,900           5%               53%
Leisure Individual Travelers     10,800          31%              126%
Corporate Meeting Groups         15,500          44%              125%
Other Meeting Groups              6,800          19%               70%
----------------------------------------- ------------------- ---------------
    Total                        35,000         100%              102%
-----------------------------------------------------------------------------
Source:  Arthur Andersen/Market Interviews
-----------------------------------------------------------------------------

Our estimates of the overall market penetration and resulting occupancy for the subject hotel from 1996 through December 31, 2001 are presented on the following table.

 -----------------------------------------------------------------
               Estimated Penetration And Occupancy
                      Regal McCormick Ranch
 -----------------------------------------------------------------
                          Estimated Overall          Estimated
                          Penetration Rate           Occupancy
    Year
 ---------------- ------------------------------- ----------------
     1996                        102%                  79%

     1997                        101%                  79%

     1998                        102%                  78%

     1999                        102%                  75%

     2000                        102%                  77%

     2001                        102%                  77%

 -----------------------------------------------------------------
 Source:    Arthur Andersen
 -----------------------------------------------------------------

As indicated in the preceding table, we estimate that the subject property will achieve an overall penetration rate of 102 percent at stabilization, resulting in a 77 percent stabilized occupancy level in 2000. The assumed addition 450 new hotel rooms between 1997 through 1999 will likely have an impact on occupancy levels achieved among properties within the competitive supply. With limited room for occupancy growth during the peak-seasonal months, and increasing competition during the shoulder and off-peak seasonal period, occupancy is expected to decrease slightly in 1998 and 1999.

PROJECTED AVERAGE DAILY ROOM RATE

Due to weak hotel market conditions in the early 1990s, average daily rates in the Scottsdale lodging market exhibited little growth. Increased competition due to the addition of new hotels in the mid-1980s and decreased visitation due to the national recession resulted in competitive rate negotiations for

Regal McCormick Ranch                                           Page 85
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both group and individual demand. However, the average daily room rates in the identified competitive supply have exhibited substantial growth during the past three years.

As is illustrated in the following table, over the last ten years average room rates have increased at a compound annual rate of approximately five percent. However, between 1994 and 1995 average rates increased by almost ten percent. The 1996 average room rate is estimated to be approximately $119.75 which represents a six percent increase over the average rate achieved by hotels in 1994. It should be noted, however, that the peak average rate season occurs between January through to May, while the lowest average rate months occur in July and August.

-------------------------------------------------------
                 Historical Average Daily Rates
             Scottsdale/Paradise Valley Market Area
-------------------------------------------------------
            Calendar              Average Room Rate
             Year
-------------------------------------------------------
              1986                    $75.00
              1987                    $75.75
              1988                    $84.00
              1989                    $89.50
              1990                    $92.25
              1991                    $94.50
              1992                    $94.70
              1993                   $101.00
              1994                   $104.00
              1995                   $112.50
-------------------------------------------------------
              CAG                           4.61%
-------------------------------------------------------

Over the past two years, the management of hotels in the competitive supply have increased published rack rates and group rates as a result of strong demand and future bookings. Additionally, the sales departments of the competitive supply have targeted less price-sensitive corporate and association groups for future group bookings and have closed out room rate discounts during the shoulder season.

In 1995, the aggregate average daily rate achieved by the identified competitive supply was approximately $110.50. We estimate that by year-end 1996, the average daily rate achieved by the competitive supply will increase by 10.4 percent to approximately $122.00.

Regal McCormick Ranch                                           Page 86
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While average daily rates have exhibited healthy growth over the past few years, the assumed addition of 450 new hotel rooms is likely to result in increased pressure for the hotels in the competitive supply. Based upon conversations with local hotel operators and representatives from the Office of Tourism and Economic Development, there is some concern that Scottsdale has reached its average rate peak or effective ceiling. As average daily rates in Scottsdale have substantially increased over the last several years, average rates in many competing resort destination markets have decreased. Any additional growth in average rates may result in Scottsdale pricing itself out of the competitive resort destination market. However, we believe that management at the subject will be able to support rate growth after the completion of renovations in 1996. Growth in the average daily room rate by market segment for the subject hotel is summarized in the following paragraphs.

Commercial Individual Travelers

The average room rate in the commercial individual traveler segment was approximately $100.00 in 1995 at the subject property. This represented an increase of 20 percent over the rate achieved by this segment in 1994. This increase in average daily rate is largely due to the favorable Scottsdale market conditions experienced by all properties in the competitive supply. Given a limited supply of hotel rooms during the peak-season and continued growth from this demand segment, the subject property has been able to effectively achieve a higher average daily rate.

In 1996, we estimate that the subject property will achieve an average room rate of $105.00 which represents an increase of five percent over the level achieved in 1995. However, while we do expect some additional growth in average daily rates in 1997 after completion of renovations, this growth is expected to moderate over the next five years due to increasing competition from the additions to supply. We estimate that the average daily rate in this segment will increase by 7.0 percent in 1997, 5.0 percent in 1998, and 3.5 percent thereafter.


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Leisure Individual Travelers

The average room rate in the leisure individual traveler segment was approximately $106.00 in 1995 at the subject hotel.
This represented a nine percent increase over the rate achieved by this segment in 1994.

In 1996, we estimate that the subject property will achieve an average room rate of $116.00. Given the planned guest room renovation scheduled to be completed by year-end 1996, we estimate that the average room in this segment will increase by
7.0 percent in 1997, 5.0 percent in 1998, and 3.5 percent thereafter.

Corporate Meeting Groups

The average room rate in the Corporate Meeting Group segment was approximately $114.00 in 1995 at the subject hotel. This represented a seven percent increase over the rate achieved by this segment in 1994.

In 1996, we estimate that the subject property will achieve an average room rate of $132.00. We expect the subject property to experience increased competition for corporate meeting group room night demand beginning in 1998 as new, larger properties are added to the competitive supply. We estimate that the average daily rate in this segment will increase by 7.0 percent in 1997,
5.0 percent in 1998, and 3.5 percent thereafter.

Other Meeting Groups

The average room rate in the other meeting groups segment was approximately $97.00 in 1995 at the subject hotel. This represented a slight one percent increase over the rate achieved by this segment in 1994.

We estimate that the average room rate in this segment will increase 7.0 percent in 1997 and 7.0 percent in 1997, 5.0 percent in 1998 and 3.5 percent thereafter.


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The following table presents our estimates of average daily room rate for the Regal McCormick Ranch.

-----------------------------------------------------------------
              Estimated Average Daily Room Rate
                   Regal McCormick Ranch
-----------------------------------------------------------------
    Year                  Average Rate            % Growth
----------------- ------------------------- ---------------------
    1995                   $106.00                  ----
    1996                    119.00                   12%
    1997                    127.00                    5%
    1998                    133.50                    4%
    1999                    138.50                    3%
    2000                    143.00                    3%
    2001                    148.00                    3%
----------------- ------------------------- ---------------------
Source:  Arthur Andersen
-----------------------------------------------------------------



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Regal McCormick Ranch                                           Page 89
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D. THE APPRAISAL PROCESS

The purpose of this appraisal is to estimate the "as is" market value the subject property in accordance with accepted value estimating procedure. "The valuation process is a systematic procedure employed to provide the answer to a client's question about real property value. It is a model of appraisal activity, reflecting an understanding of value and the methods used in the value estimation."3

There are three traditional approaches involved in the valuation of real property. These are known as the cost approach, the sales comparison approach, and the income capitalization approach. Each of the three approaches is related to the other, as they involve the gathering and analysis of sales, cost, and income data that pertain to the property being appraised. Although all three valuation procedures are given consideration, the inherent strengths and weaknesses of each approach and the nature of the subject property must be evaluated to determine which will provide the most supportable estimates of market value. The appraiser may select one approach or reconcile two or three approaches to arrive at a final value estimate.


D.1  THE COST APPROACH

Valuation by the cost approach is based on the principle of substitution. This principle asserts that an informed investor will not pay more for a property than the cost to build a substitute property of equivalent utility. Therefore, the cost approach, when utilized in an appraisal, estimates the cost of reproducing or replacing the subject property including improvements and land, less an allowance for depreciation based upon the physical condition, functionality, and economic environment or the building. Although this approach is particularly applicable to owner-occupied or special-use properties in the absence of an investor market, it also recognizes and establishes the relationship between cost and market-derived values.

----------------

3 American Institute of Real Estate Appraisers, The Appraisal of Real Estate Appraisal, Chicago, Illinois, 1989, p. 73.

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In the subject appraisal, the building is now operating as a business in the production of income to the various components which comprise the total operation of a hotel. Although the replacement cost of the subject hotel could be established, the estimate of market depreciation is a very subjective consideration which significantly affects the value indication. The depreciation estimate could only be realistically estimated by comparison to other approaches, thereby reducing the cost approach to coincide with one of the other approaches, and losing the objectivity of the approach as a third measure of value. In our opinion, an informed and experienced purchaser would not rely on the cost approach in establishing an indication of market value for the subject property. Therefore, this approach has not been included in our analysis.


D.2  SALES COMPARISON APPROACH

The sales comparison approach estimates market value on the basis of a comparative analysis of recent sales of improved properties that are similar in function, size, income production, and use to the appraised property. This approach to value assumes that the market will determine a price for the subject in the same manner that it determines the price for comparable, competitive properties. To apply the sales comparison approach, the appraiser employs a number of appraisal principles, including the principle of substitution which holds that the value of a property that is replaceable in the marketplace tends to be set by the cost of acquiring an equally desirable substitute property. Additional considerations include examination of market conditions prevailing at the time of sale as compared to those at the date of valuation.

To develop the sales comparison approach, we researched the subject market and the surrounding region for recent sales of similarly-improved properties. From our research, we have selected several sales for further analysis and direct comparison with the Regal McCormick Ranch. These sales represent the most recent sales of improved properties and are considered to be competitive alternatives in the marketplace. We identified four comparable hotel sales. All of the properties selected are


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considered up-scale, full-service properties all of which are located within the greater Phoenix market area.

We have made adjustments to the price paid per room on the basis of a comparison of each hotel relative to the subject hotel. Our analysis of the market recognizes primary factors which affect the pricing of hotels including: adjustments related to renovations planned at the time of purchase, interest appraised, strength of the local lodging market, size and extent of the facilities, condition of the facilities, and other risk factors such as the property's location relative to demand generators and area attractions and the ease of access to the hotel.

We also made adjustments for the leasehold position at the subject property. Most of the comparable sales were fee simple transactions. The Regal McCormick Ranch is subject to a ground lease. In order to adjust for the premium that would be paid for a fee simple hotel property, we made a downward adjustment to the price of all fee simple transactions. This downward adjustment was calculated by using the subject property's stabilized ground rent of $433,000, which has been reflected in constant 1996 dollars. This amount was capitalized at 11 percent (based upon the property's assumed terminal capitalization rate) to arrive at a deduction to the comparable sales price of $3.9 million. We deducted this amount from the preliminary adjusted price per room to arrive at the overall adjusted price per room with a leasehold assumption.

Presented on the following page is a summary of each comparable sale and our adjustments. Tables detailing pertinent information related to each comparable sale are presented in the Addenda of this report.

                 Sales Comparison Adjustment Grid
                       REGAL MCCORMICK RANCH


Hotel Name           Hilton Resort and Spa (a)        Royal Palms Resort (b)

Location                cottsdale, Arizona              Phoenix, Arizona

Interest Transferred        Leasehold                      Fee Simple

Number of Units
 (Rooms/Suites)                242                             120

Occupancy                      74%                             N/A

Average Daily Rate           $81.83                            N/A

Date of Sale                 Dec-94                          Oct-95

Sales Price                $19,000,000                     $11,500,000

Sales Price Per Room         $78,512                         $95,833

Gross Room Revenue
 Multiplier (GRRM)            3.5                             N/A


OTHER ADJUSTMENTS (1)

    Transaction
    Market Conditions        20.0%                           10.0%

PRELIMINARY ADJUSTED
PRICE PER ROOM                $94,215                        $105,417

    Location & Strength
    of Lodging Market          0.0%                            10.0%

    Extent and Quality
    of the Facilities         -5.0%                             0.0%

    Condition of the
    Facilities/Age            20.0%                           0.0%


ADJUSTED PRICE PER ROOM     $108,300                        $116,000
                            --------                        --------

    Ground Lease (2)                                        ($32,500)

OVERALL ADJUSTED PRICE PER
ROOM - LEASEHOLD            $108,300                         $83,500
                            --------                        --------

                 Sales Comparison Adjustment Grid
                       REGAL MCCORMICK RANCH


Hotel Name                            Mesa Pavilion Hilton (c)     Ritz-Carlton

Location                                    Mesa, Arizona      Phoenix, Arizona

Interest Transferred                         Fee Simple             Fee Simple

Number of Units
 (Rooms/Suites)                                 263                     281

Occupancy                                        72%                     78%

Average Daily Rate                             $95.00                  $140.00

Date of Sale                                   Jul-95                  May-96

Sales Price                                  $20,000,000             $37,000,000

Sales Price Per Room                           $76,046                $131,673

Gross Room Revenue
Multiplier (GRRM)                                3.0                     3.3


OTHER ADJUSTMENTS (1)

    Transaction Market Conditions               10.0%                   0.0%

PRELIMINARY ADJUSTED PRICE PER ROOM            $83,650                $131,673

    Location & Strength of Lodging Market       15.0%                   5.0%

    Extent and Quality of the Facilities        5.0%                   -10.0%

    Condition of the Facilities/Age             10.0%                   0.0%


ADJUSTED PRICE PER ROOM                       $108,700                $125,100
                                              --------                --------

    Ground Lease (2)                          ($15,000)               ($14,000)

OVERALL ADJUSTED PRICE PER ROOM -
LEASEHOLD                                      $93,700                $111,100
                                              --------                --------
Note:
(1) A negative adjustment indicates that the comparable sale had a superior location, size & extent of facilities, condition or location than that of the subject. As a result, the sale price must be adjusted downward to make the sale comparable with the subject property. A positive adjustment indicates that the comparable sale was inferior to that of the subject and the price per room must be increased.
(a)   The sales price was adjusted to reflect the buyers planned
      $5 million dollar renovation of the property
(b) The sales price was adjusted upwards to reflect the buyers anticipated investment of $8 million in capital expenditures.
(c) We have adjusted the sales price upwards slightly to reflect the buyer intention to spend $3,500,000 on capital expenditures
(2)   Adjustment for ground lease at the subject property.
      Stabilized rent of $433,000 was capitalized at 11 percent to arrive at a value of $3.9 million. This value of the ground lease was deducted on a per room basis from each property to adjust for the fee simple position of the comparable sales.


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The following paragraphs briefly present a rationale for the major adjustments made to the price per room of each identified comparable sale.

Hilton Resort and Spa (Scottsdale, Arizona)

This 232-room resort was opened in 1975. The accommodations at the resort consist of 187 rooms and 45 villas. Each villa is approximately 1,400 square feet and includes two bedrooms. The resort offers approximately 14,000 square feet of banquet and meeting space. This resort is located approximately three blocks south of the subject property on Scottsdale Road. In 1994, Trammell Crow Company sold this hotel to the Griffin Group for $14,000,000 or approximately $57,850 per room. At the time of purchase, the property was in fair to poor condition. The buyer indicated that, at the time of the purchase, approximately $5 million in renovations were planned to upgrade the property. Renovations planned include the replacement of soft goods in the guest rooms, meeting space and public areas as well as an upgrade to the resort's exterior facade. As a result, we have adjusted the sales price upwards to $19,000,000 or $78,512 per room.

 - This sales transaction occurred in late 1994. To reflect the difference in transaction market conditions for lodging properties as they compare to 1996, we have applied a positive 20 percent adjustment to the sales price.

 - Taking into consideration the quality and extent of the facilities at the Hilton including the amount of meeting and banquet space, variety of guest room accommodations, and health club facilities, we have adjusted the sales price per room downwards slightly by five percent to make this property more comparable to the subject property.

 - Based upon a physical inspection of the Hilton Resort and Spa, the condition of the facilities at this property are somewhat inferior to the subject property. As a result, we have applied a positive 20 percent adjustment to the sales price per room.

 - Considerate of the fact that this transaction involved the exchange of a leasehold interest, no leasehold adjustment was applied.


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On the basis of this analysis, the adjusted price per room
of this hotel is estimated to be $108,300 per room.

Royal Palms Inn (Phoenix, Arizona)

The Royal Palms Inn is a 120- room resort property which was originally built in 1949. In October 1995, the Royal Palms Inn Corporation sold this property to Royal Ventures LLC for a total adjusted sale price of $11,500,000, or $95,833 per room. This adjusted sale price reflects the buyers intention to invest approximately $8 million to completely renovate the property to its old-style grandeur including the expansion of all public areas, meeting rooms, and refurbishing of all guest rooms. It is the buyer's intention to reposition this property as a four star luxury resort. It is scheduled to re-open in January of 1997.

  - Transaction Market conditions for lodging properties in 1995 were less optimistic than present market conditions. Therefore, to make this sales transaction comparable to the subject property, we have applied a positive ten percent adjustment to the sales price per room.

  - The Royal Palms Inn is located west of the subject property, outside of the main resort corridor. As a result, we applied a positive ten percent adjustment to the sales price per room to compensate for the property's slightly inferior location.

  - Considerate of the fact that this was a fee simple transaction, in order to make it comparable to the subject property, a negative adjustment of $32,500 was applied to the sales price per room.

On the basis of this analysis, and following the ground lease adjustment, the adjusted price per room of this hotel is estimated to be $83,500 per room.


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Mesa Pavilion Hilton (Mesa, Arizona)

The Mesa Pavilion Hilton is a full-service corporate hotel located in Mesa, Arizona adjacent to the area's largest shopping mall and 9-hole golf course.

In August of 1995, the property was purchased by Sun Quorum
Hotels and Resorts from the Mutual Life Insurance Co. for approximately $16,500,000. According to the buyer, at the time of the purchase, the hotel was in need of a $3.5 million interior renovation including all guestrooms and public areas. As a result, we have adjusted the sales price to $20,000,000 or $76,045 per room.

  - The Mesa Pavilion Hilton is located approximately ten miles east of the Phoenix Metropolitan Area. While it is considered a first-class hotel, it is not considered a resort property. Additionally, the Mesa lodging market is somewhat inferior to the Scottsdale resort market. Therefore, we have applied a positive fifteen percent adjustment to the sales price per room.

  - Transaction Market conditions for lodging properties in 1995 were less optimistic than present market conditions. Therefore, to make this sales transaction comparable to the subject property, we have applied a positive ten percent adjustment to the sales price per room.

  - Considerate of the fact that the Hilton Pavilion is not a resort property and therefore lacks certain resort-like amenities, we applied a positive five percent adjustment to the sales price per room in order to make this property comparable to the subject hotel.

  - While the Hilton Pavilion was built in 1986 and will undergo a $3.5 million renovation, the condition of the facilities is believed to be somewhat inferior to the facilities at the subject property. As a result, we applied a positive ten percent adjustment to the sales price per room.


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  -  Considerate of the fact that this was a fee simple
     transaction, in order to make it comparable to the subject property, a negative adjustment of $15,000 was applied to the sales price per room.

On the basis of this analysis, the adjusted price per room of this hotel is estimated to be $93,700 per room.

Ritz-Carlton (Phoenix, Arizona)

The Ritz-Carlton is a luxury, commercial hotel located within the Camelback Esplanade complex in the center of the Camelback business and retail district. This 281-room property comprises more than 18,000 square-feet of meeting space, an outdoor swimming pool, a small fitness center, two restaurants and a lobby lounge, and a business center.

In May of 1996, Aldrich Eastman Watch (AEW) sold this property to the Pivotal Group and investment advisor William E. Simon & Sons Realty for a total price of $37,000,000 or $132,000 per room. According to sources close to the deal, the $37 million spent to acquire the Ritz-Carlton represents the largest acquisition price for a single property in the Phoenix area in 1996.

  - The Ritz-Carlton is a first-class, luxury property which may be considered superior to the subject property in terms of level of service and the quality and extent of facilities. As a result, we applied a negative ten percent adjustment to the sales price per room to make this property comparable to the subject property.

  - The Ritz-Carlton is primarily a commercial transient hotel located in the Camelback business and retail district. This sub-market is not as strong as the Scottsdale resort lodging market. To compensate for this, we applied a positive five percent adjustment to the sales price per room.

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  -  Considerate of the fact that this was a fee simple
     transaction, in order to make it comparable to the subject property, a negative adjustment of $15,000 was applied to the sales price per room.

On the basis of this analysis, the adjusted price per room of this hotel is estimated to be $111,100 per room.

Information has been presented on several comparable hotel sales which are considered to be relatively similar to the Regal McCormick Ranch. After adjustments, the comparable hotel sale transactions indicate a unit price range for the subject hotel from $108,000 to $111,00 per room.

We have given the most weight on the price per room indications of the Hilton Resort and Spa and the Ritz-Carlton given their market orientation, location, quality and extent of facilities. However, since both the Hilton Resort and Spa and subject property both represent leasehold interests and are located within the same local lodging market, more weight was given to the sale of the Hilton. On the basis of an analysis of these sales, we have estimated the market value of the leasehold interest in the subject property by this approach to be approximately $110,000 per room, or $13,750,000 (rounded) as of January 1, 1997.


CONCLUSION BY THE SALES COMPARISON APPROACH

On the basis of this analysis, we have estimated the market value of the leasehold interest in the subject hotel, via the Sales
Comparison Approach to be $13,750,000 as of January 1, 1997.

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D.3  INCOME APPROACH

The income approach to value converts anticipated future benefits into an estimate of present value. In this respect, the process is very similar to pricing in other capital markets. The approach requires the careful estimation of future benefits -- income before debt service, residual values, etc. -- and application of investor yield or return requirements. The income approach brings together reasoned estimates of future revenues and expenses with the investor's yield requirements. These yield requirements, in turn, reflect varieties of risk, including property type, location, local market conditions, and so forth.

Yield and direct capitalization techniques are conventionally used to convert future benefits to value -- the discounted cash flow (DCF) technique and the overall capitalization rate (OAR) technique. The DCF technique entails (1) modeling the future performance of the subject, over a specific holding period, (2) estimating the future value (reversionary value) at the end of the holding period, and (3) converting the stream of periodic benefits and reversionary value, through a discounting process at investor yields, to a present value. The selection of an appropriate discount rate is essential to this process.

By comparison, direct capitalization using an overall rate (OAR) converts a single, "normalized" year's income or income before debt service into a value by dividing the appropriate capitalization rate into the normalized income. Subsequent adjustments are then made to take into consideration variations from normalized operations. In order to value the Regal McCormick Ranch, we have utilized only the discounted cash flow method for the income approach. The direct capitalization method has not been used because most investors do not use it as a tool to analyze value from income. In addition, it is difficult to reflect future increases in occupancy and room rate using direct capitalization. Finally, using a "normalized" or stabilized net operating income is highly speculative and can produce erroneous results.

The discussion on the following pages provide a summary of our projection of revenues, expenses, discount rates, capitalization rates, and many of the other assumptions which are incorporated in the income approach. The discussion of revenues and expenses begins with an examination of historical trends. Finally,


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estimates are made with regard to the appropriate projection of revenues, expenses, and capital items.

HISTORICAL FINANCIAL PERFORMANCE

The historical operating results for the subject hotel for the years ended 1994 and 1995 is presented on the following page. The next page presents the historical operating results for the subject hotel through year-to-date September 30, 1995 and 1996.

ESTIMATED OPERATING RESULTS

Estimates of income and expenses, in current dollars, have been prepared for the subject hotel from January 1, 1997 through December 31, 2007. Our financial projections are based upon an analysis of the historical operating results of the subject and on the performance of comparable hotels. A representative year of operation, expressed in 1996 dollars, is first established and then adjusted to account for inflation and the varying levels of occupancy for each year in the projection period. The representative level of occupancy at the hotel is estimated to be 79 percent. The following paragraphs describe the assumptions and bases of our estimates.

Inflation Assumption

In order to estimate future inflation of revenues and expenses at the subject hotel, we have reviewed the historical inflation of the consumer price index - urban markets (CPI-U).

             Recast of Historical Financial Statements
                       REGAL MCCORMICK RANCH

                                            1994 Actual Income         Per
                                                                       Occupied
                                     Amount       Ratio      Per Room  Room/Day

Number of Days Open/Year                365
Available Rooms (Daily)                 125
Available Rooms (Annually)           45,625
Occupancy Percentage                              88.3%
Occupied Rooms                       40,280
Average Room Rate                                                         $98.25

REVENUES
Rooms                            $3,957,612       45.5%      $31,661      $98.25
Food                              2,056,802       23.6%       16,454       51.06
Beverage                            578,334        6.6%        4,627       14.36
Telephone                           200,352        2.3%        1,603        4.97
Recreation                            5,157        0.1%           41        0.13
Villa Rentals (1)                 1,592,504       18.3%       12,740       39.54
Rentals and Other
Income (Net) (2)                    308,441        3.5%        2,468        7.66
                                ----------- -----------  ----------- -----------
  Total Revenues                 $8,699,202      100.0%      $69,594     $215.97

DEPARTMENTAL EXPENSES
Rooms                              $742,356       18.8%       $5,939      $18.43
Food & Beverage                   1,879,517       71.3%       15,036       46.66
Telephone                           102,832       51.3%          823        2.55
Recreation                           25,074      486.2%          201        0.62
Villa Rentals (1)                 1,320,496       82.9%       10,564       32.78
                                ----------- -----------  ----------- -----------
  Total Departmental Expenses    $4,070,275       46.8%      $32,562     $101.05

TOTAL DEPARTMENTAL INCOME        $4,628,927       53.2%      $37,031     $114.92

UNDISTRIBUTED OPERATING
EXPENSES
Administrative & General           $737,620        8.5%       $5,901      $18.31
Sales and Marketing                 520,601        6.0%        4,165       12.92
Management Fees                     349,682        4.0%        2,797        8.68
Franchise Fees                      132,331        1.5%        1,059        3.29
Energy                              332,639        3.8%        2,661        8.26
Property Operations &
Maintenance                         308,319        3.5%        2,467        7.65
                                ----------- -----------  ----------- -----------
  Total Undistributed
  Operating                      $2,381,192       27.4%      $19,050      $59.12

INCOME BEFORE FIXED CHARGES      $2,247,735       25.8%       17,982       55.80

FIXED CHARGES
Property Taxes                     $161,136        1.9%       $1,289       $4.00
Personal Property Taxes              21,604        0.2%          173        0.54
Insurance                            21,224        0.2%          170        0.53
Equipment Rent (3)                   47,558        0.5%          380        1.18
Ground Rent (4)                     316,609        3.6%        2,533        7.86
                                ----------- -----------  ----------- -----------
  Total Fixed Charges              $568,131        6.5%       $4,545      $14.10

INCOME BEFORE RESERVE            $1,679,604       19.3%      $13,437      $41.70
                                =========== ===========  =========== ===========




             Recast of Historical Financial Statements
                       REGAL MCCORMICK RANCH


                                            1995 Actual Income
                                                                   Per Occupied
                                   Amount       Ratio      Per Room  Room/Day


Number of Days Open/Year              365
Available Rooms (Daily)               125
Available Rooms (Annually)         45,625
Occupancy Percentage                            86.2%
Occupied Rooms                     39,341
Average Room Rate                                                      $106.02

REVENUES
Rooms                          $4,170,786       48.2%      $33,366     $106.02
Food                            1,942,194       22.4%       15,538       49.37
Beverage                          508,647        5.9%        4,069       12.93
Telephone                         210,337        2.4%        1,683        5.35
Recreation                          4,475        0.1%           36        0.11
Villa Rentals (1)               1,605,859       18.6%       12,847       40.82
Rentals and Other
Income (Net) (2)                  211,501        2.4%        1,692        5.38
                              ----------- -----------  ----------- -----------
  Total Revenues               $8,653,799      100.0%      $69,230     $219.97

DEPARTMENTAL EXPENSES
Rooms                            $757,184       18.2%       $6,057      $19.25
Food & Beverage                 1,770,425       72.2%       14,163       45.00
Telephone                         107,256       51.0%          858        2.73
Recreation                          9,198      205.5%           74        0.23
Villa Rentals (1)               1,296,572       80.7%       10,373       32.96
                              ----------- -----------  ----------- -----------
  Total Departmental Expenses  $3,940,635       45.5%      $31,525     $100.17

TOTAL DEPARTMENTAL INCOME      $4,713,164       54.5%      $37,705     $119.80

UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General         $730,820        8.4%       $5,847      $18.58
Sales and Marketing               446,699        5.2%        3,574       11.35
Management Fees                   347,315        4.0%        2,779        8.83
Franchise Fees                    173,658        2.0%        1,389        4.41
Energy                            305,762        3.5%        2,446        7.77
Property Operations
& Maintenance                     293,302        3.4%        2,346        7.46
                              ----------- -----------  ----------- -----------
  Total Undistributed
  Operating                    $2,297,556       26.5%      $18,380      $58.40

INCOME BEFORE FIXED CHARGES    $2,415,608       27.9%       19,325       61.40

FIXED CHARGES
Property Taxes                   $165,877        1.9%       $1,327       $4.22
Personal Property Taxes            16,770        0.2%          134        0.43
Insurance                          25,304        0.3%          202        0.64
Equipment Rent (3)                 46,739        0.5%          374        1.19
Ground Rent (4)                   333,663        3.9%        2,669        8.48
                              ----------- -----------  ----------- -----------
  Total Fixed Charges            $588,353        6.8%       $4,707      $14.96

INCOME BEFORE RESERVE          $1,827,255       21.1%      $14,618      $46.45
                              =========== ===========  =========== ===========
Notes:
The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen.
(1)   Represents percentage of revenue
      received and associated expenses for rental of privately owned condominiums located adjacent to hotel property
(2) Includes A.V. rentals, meeting room rentals, lease payments from gift shop operator, in-room movies etc.
(3) Includes rental payments of use of phone switch, copiers, computer system, pagers, etc.

             Recast of Historical Financial Statements
                       REGAL MCCORMICK RANCH

                                            Year-To-Date September 30, 1995
                                                                       Per
                                                                       Occupied
                                   Amount       Ratio      Per Room    Room/Day

Number of Days Open/Year              273
Available Rooms (Daily)               125
Available Rooms (Annually)         34,125
Occupancy Percentage                            88.1%
Occupied Rooms                     30,060
Average Room Rate                                                      $104.40

REVENUES
Rooms                          $3,138,400       48.8%      $25,107     $104.40
Food                            1,364,599       21.2%       10,917       45.40
Beverage                          361,862        5.6%        2,895       12.04
Telephone                         154,404        2.4%        1,235        5.14
Recreation                          4,475        0.1%           36        0.15
Villa Rentals (1)               1,248,915       19.4%        9,991       41.55
Rentals and
Other Income (Net) (2)            159,323        2.5%        1,275        5.30
                              ----------- -----------  ----------- -----------
  Total Revenues               $6,431,978      100.0%      $51,456     $213.97

DEPARTMENTAL EXPENSES
Rooms                            $571,911       18.2%       $4,575      $19.03
Food & Beverage                 1,273,465       73.8%       10,188       42.36
Telephone                          82,778       53.6%          662        2.75
Recreation                          9,136      204.2%           73        0.30
Villa Rentals (1)                 999,967       80.1%        8,000       33.27
                              ----------- -----------  ----------- -----------
  Total Departmental
  Expenses                     $2,937,257       45.7%      $23,498      $97.71

TOTAL DEPARTMENTAL INCOME      $3,494,721       54.3%      $27,958     $116.26

UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General         $536,143        8.3%       $4,289      $17.84
Sales and Marketing               452,736        7.0%        3,622       15.06
Franchise Fees                    128,929        2.0%        1,031        4.29
Management Fees                   257,857        4.0%        2,063        8.58
Energy                            233,653        3.6%        1,869        7.77
Property Operations
& Maintenance                     227,260        3.5%        1,818        7.56
                              ----------- -----------  ----------- -----------
  Total Undistributed
  Operating                    $1,836,578       28.6%      $14,693      $61.10

INCOME BEFORE
FIXED CHARGES                  $1,658,143       25.8%       13,265       55.16

FIXED CHARGES
Property Taxes                   $124,408        1.9%         $995       $4.14
Personal Property Taxes            12,507        0.2%          100        0.42
Insurance                          18,194        0.3%          146        0.61
Equipment Rent (3)                 34,812        0.5%          278        1.16
Ground Rent (4)                   251,072        3.9%        2,009        8.35
                              ----------- -----------  ----------- -----------
  Total Fixed Charges            $440,993        6.9%       $3,528      $14.67

INCOME BEFORE RESERVE          $1,217,150       18.9%       $9,737      $40.49
                              =========== ===========  =========== ===========

             Recast of Historical Financial Statements
                       REGAL MCCORMICK RANCH


                                               1995 Actual Income
                                                                       Per
                                                                      Occupied
                                   Amount       Ratio      Per Room    Room/Day


Number of Days Open/Year                 274
Available Rooms (Daily)                  125
Available Rooms (Annually)            34,250
Occupancy Percentage                               79.2%
Occupied Rooms                        27,130
Average Room Rate                                                     $117.47

REVENUES
Rooms                             $3,187,078       46.2%      $25,497 $117.47
Food                               1,614,436       23.4%       12,915   59.51
Beverage                             450,640        6.5%        3,605   16.61
Telephone                            177,294        2.6%        1,418    6.53
Recreation                                 0        0.0%            0    0.00
Villa Rentals (1)                  1,273,825       18.5%       10,191   46.95
Rentals and
Other Income (Net) (2)               192,849        2.8%        1,543    7.11
                                 ----------- -----------  ----------- --------
  Total Revenues                  $6,896,122      100.0%      $55,169 $254.19

DEPARTMENTAL EXPENSES
Rooms                               $616,864       19.4%       $4,935  $22.74
Food & Beverage                    1,466,245       71.0%       11,730   54.05
Telephone                             77,331       43.6%          619    2.85
Recreation                               448     #DIV/0!            4    0.02
Villa Rentals (1)                    968,540       76.0%        7,748   35.70
                                 ----------- -----------  ----------- --------
  Total Departmental
   Expenses                       $3,129,428       45.4%      $25,035 $115.35

TOTAL DEPARTMENTAL
INCOME                            $3,766,694       54.6%      $30,134 $138.84


UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General            $588,454        8.5%       $4,708  $21.69
Sales and Marketing                  549,743        8.0%        4,398   20.26
Franchise Fees                       173,270        2.5%        1,386    6.39
Management Fees                      277,152        4.0%        2,217   10.22
Energy                               242,484        3.5%        1,940    8.94
Property Operations
& Maintenance                        250,416        3.6%        2,003    9.23
                                 ----------- -----------  ----------- --------
  Total Undistributed
  Operating                       $2,081,519       30.2%      $16,652  $76.72

INCOME BEFORE
FIXED CHARGES                     $1,685,175       24.4%       13,481   62.11

FIXED CHARGES
Property Taxes                      $126,900        1.8%       $1,015   $4.68
Personal Property Taxes               10,876        0.2%           87    0.40
Insurance                             20,942        0.3%          168    0.77
Equipment Rent (3)                    38,162        0.6%          305    1.41
Ground Rent (4)                      254,966        3.7%        2,040    9.40
                                 ----------- -----------  ----------- --------
  Total Fixed Charges               $451,846        6.6%       $3,615  $16.65

INCOME BEFORE RESERVE             $1,233,329       17.9%       $9,867  $45.46
                                  =========== ===========  ========== =========
Notes:
The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen.
(1)   Represents percentage of revenue
      received and associated expenses for rental of privately owned condominiums located adjacent to hotel property.
(2) Includes A.V. rentals, meeting room rentals, lease payments from gift shop operator, in-room movies etc.
(3) Includes rental payments of use of phone switch, copiers, computer system, pagers, etc.

Regal McCormick Ranch                                           Page 99
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---------------------- ---------------------
        Year                  CPI-U
        ----                  -----
        1988                   4.4%
        1989                   4.6%
        1990                   6.1%
        1991                   3.1%
        1992                   2.9%
        1993                   2.7%
        1994                   2.7%
        1995                   2.5%
---------------------- ---------------------

On the basis of historical inflation rates and on our estimates of future inflation, we have assumed an inflation assumption of
3.5 percent, compounded annually, from a base year of 1996.

Revenue

         Rooms Revenue is based upon the estimates of average annual occupancy and room rates as described previously in this report.

         Food Revenue is derived from estimated sales food in the restaurants, cafes, lounges, room service and banquet facilities. Food revenue also includes any miscellaneous revenue such as public room rental and corkage fees.

         On the basis of the analysis of the historical operating results and the results of comparable hotels, we assume that the subject hotel will achieve food revenue in a representative year of $68.00 per occupied room, in constant 1996 dollars. Food revenue is estimated to be 80 percent variable with occupancy and is adjusted to account for inflation and occupancy levels throughout the projection period.

         Beverage Revenue is derived from estimated sales of all alcoholic beverages in the restaurants, cafes, and lounges, room service and banquet facilities. On the basis of the analysis of the historical operating results and the results of comparable hotels, we assume that the subject hotel will achieve beverage revenue of $16.00 per occupied room, in a representative year in constant 1996 dollars. Beverage revenue is estimated to

Regal McCormick Ranch                                          Page 100
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         be 80 percent variable with occupancy and is adjusted to
         account for inflation and occupancy levels throughout the projection period.

         Telephone Revenue includes the revenue derived from long distance and local telephone calls, as well as any per call charges applied to credit card or other calls. Revenue in this category in a representative year is estimated to equal $5.80 per occupied room, in constant 1996 dollars. Telephone revenue is estimated to be 90 percent variable with occupancy and is adjusted to account for inflation and varying occupancy levels throughout the projection period.

         Villa Rentals includes all revenue associated with the operation of Four Peaks Management Company which oversees the rental of 51 privately owned Shores Condominiums located adjacent to the subject property. These two- and three-bedroom condominiums are rented out on a daily, weekly, and monthly basis on behalf of the individual owners. While rental of these condominium units is not reflected in the subject property's assessment of occupancy, the hotel may elect to use vacant units during oversell periods. Villa revenues represented on the income statement represent a percentage of shared revenues between the management company and the condominium owners. Revenue generated by the rental of these condominium units has remained relatively stable over the last few years. We estimate that revenue in this category, in a representative year, will equal approximately $1,650,000 in constant 1996 dollars. Villa Rental revenue is estimated to be ten percent variable with occupancy and is adjusted to account for inflation throughout the projection period.

         Rental and Other Income, Net includes all miscellaneous income (net of expenses) including interest income, concierge commissions, photo commission, and other miscellaneous items. This category also includes rental income from the rental of the lobby gift shop, in-room movies, meeting room rentals, vending machine sales, and guest valet sales. On the basis of our analysis of historical leases and miscellaneous revenue, we estimate that rental and other income, net of expenses, will be $5.80 per occupied room in a representative year, in constant 1996 dollars. Revenue in this category is

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         assumed to be 70 percent variable with occupancy and is
         adjusted to account for inflation and varying occupancy levels throughout the projection period.

Departmental Expenses

         Rooms Departmental Expense includes salaries and wages for the front desk, housekeeping, reservations, bell staff and laundry, plus fringe benefits. Other operating expenses in the rooms department include linen, cleaning supplies, recreation and health club, guest supplies, uniforms, reservations expenses, security, equipment leases, and travel agent commissions.

         Rooms department expense is estimated based upon the historical rooms departmental expenditures at the subject hotel, comparisons to other similar properties, and our estimates of occupancy and average rate over the estimation period. We estimate that rooms departmental expenditures will equal 19.5 percent of departmental sales, in a representative year. Expenses are estimated to be 55 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

         Food and Beverage Expense includes the cost of goods sold (food and beverages), labor and related benefits, and other operating expenses. Labor costs include departmental management, cooks and kitchen personnel, service staff, banquet staff, and bartenders. Other operating expenses include china, glass, silver, linens, restaurant and kitchen supplies, menus and printing, and special promotions. Labor costs are analyzed on a fixed versus variable basis, as are other operating costs. The cost of goods sold was considered completely variable as a ratio to sales.

         Food and beverage expense is estimated to be 67.5 percent of combined food and beverage revenue in a representative year. Food and beverage expenditures are estimated to be 55 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

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         Telephone Expenses are estimated based upon an analysis
         of historical operating results at the subject hotel and an analysis of the expenses of comparable hotels. We estimate that telephone expenditures will equal approximately 50 percent of departmental revenue in a representative year. Telephone expenses are estimated to be 50 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

         Villa Rentals includes all expenses associated with the operation and rental of the Shores Condominiums, including payroll and related expenses for general maintenance and housekeeping. Other expenses include operating supplies and equipment, laundry, and advertising and marketing. We assume that departmental expenditures in this category will equal approximately 82 percent of revenue in a representative year. Expenses are assumed to be 10 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.


Undistributed Operating Expenses

         Administrative and General Expense includes payroll and related expenses for the general manager, personnel and training, clerical staff, controller and accounting staff. Other administrative and general (A&G) expenses include office supplies, computer services, accounting and legal fees, travel expenses and liability insurance. We reflected this expense under fixed costs. Credit card commissions were classified as an A&G expense, and are directly variable with sales.

         A&G expenses are estimated based upon actual operating results of comparable hotels and historical expenses recorded by the hotel. We estimate that A&G expenses will equal approximately 8.5 percent of total sales, or $6,370 per available room, in a representative year, in constant 1996 dollars. Estimates are estimated to be 80 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

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         Marketing Expense includes payroll and related expenses
         for the sales and marketing staff, direct sales expenses, advertising and promotion and travel expense for the sales staff. Marketing expenses are estimated based upon actual operating results of comparable hotels and historical expenses recorded by the hotel. We estimate that marketing expenditures will equal approximately 6.8 percent of total sales or $5,100 per available room, in a representative year in constant 1996 dollars. Estimates are estimated to be 85 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

         Management Fee Expense has been estimated to be four percent of gross revenue on the basis of the management agreement currently in existence.

         Franchise Fee Expense has been estimated to be three percent of gross revenues on the basis of the franchise agreement currently in existence.

         Energy Costs includes the expenditure for electricity, fuel, water, waste removal and related operating supplies. On the basis of historical energy costs at the hotel and the actual energy expenses recorded by comparable hotels, we assume that the energy expense will equal $2,600 per room, in a representative year, in constant 1996 dollars. Energy expenditures are estimated to be 90 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

         Property Operations and Maintenance Expense includes payroll and related expenses, as well as other expenses necessary for painting, decorating, and repairs of the building, grounds and equipment. This expense is estimated based upon historical property operations and maintenance expenses at the subject hotel and actual expenses at comparable hotels. On the basis of historical maintenance costs at the hotel and on expenses reported by comparable hotels, we estimate that the maintenance expense will equal $2,500 per room in a representative year, in constant 1996 dollars. Property, operations and maintenance expenditures are estimated to

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         be 90 percent fixed and are adjusted to account for
         inflation and occupancy levels throughout the projection period.

Fixed Charges

         Property Taxes are estimated based upon the current property tax assessment and tax bill for 1994 and 1995. A more detailed analysis of historical and current property taxes is presented earlier in this report.

         Ground Rent is calculated according the terms set forth in the lease agreement which requires a minimum rental payment of $90,000 annually, payable in four quarterly installments. The Lessee is also responsible to pay the Lessor a percentage rent equal to the greater of eight percent of the gross room sales or four percent of the total sales (excluding telephone, Villa, Credit Card and Travel Agency revenues). The $90,000 represents a minimum rental payment and is included as a part of the percentage rental payment.

         Insurance on building and contents against damage was estimated based upon the historical expenses incurred at the subject hotel. We estimate that insurance costs will equal $200 per available room, in constant 1996 dollars. Expenses are adjusted to account for inflation throughout the projection period.

         Equipment Rental includes rental of computer equipment, copy machines, fax machines, and other miscellaneous operating equipment and is based upon historical expenses at the property. We estimate that equipment rental costs will equal $375 per room, in constant 1996 dollars. Expenses are adjusted to account for inflation throughout the projection period.

         Reserve for Replacement provides a fund for the replacement of furniture, fixtures and equipment. We assume that the reserve for replacement will equal four percent of total revenue throughout the projection period, consistent with industry practice.

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         Capital Expenditures - We have estimated the capital
         expenditures required to renovate the property. These capital expenditures are assumed as a deduction from operating income. A more detailed analysis of the capital expenditures assumed is presented in section B.1 (Description and Analysis of the Property) of this report.

Income Before Debt Service

Estimated operating results for the subject property to the level of profit before debt service, income taxes, depreciation and other capital costs, are presented on the following pages.

                       REGAL MCCORMICK RANCH

                      Statement of Estimated
                        Income and Expenses

                                                        1997
                                                                        Per
                                                                       Occupied
                                     Amount       Ratio      Per Room  Room/Day

Number of Days Open/Year                365
Available Rooms (Daily)                 125
Available Rooms (Annually)           45,625
Occupancy Percentage                                79%
Occupied Rooms                       36,200
Average Room Rate                                                        $127.00

REVENUES
Rooms                            $4,597,400       46.5%      $36,779     $127.00
Food                              2,545,600       25.7%       20,365       70.32
Beverage                            599,000        6.1%        4,792       16.55
Telephone                           217,300        2.2%        1,738        6.00
Villa Rentals (1)                 1,716,800       17.4%       13,734       47.43
Rentals and Other
Income (Net) (2)                    217,100        2.2%        1,737        6.00
                                ----------- -----------  ----------- -----------
  Total Revenues                 $9,893,200      100.0%      $79,146     $273.29

DEPARTMENTAL EXPENSES
Rooms                              $867,700       18.9%       $6,942      $23.97
Food & Beverage                   2,120,300       67.4%       16,962       58.57
Telephone                           108,500       49.9%          868        3.00
Villa Rentals (1)                 1,407,800       82.0%       11,262       38.89
                                ----------- -----------  ----------- -----------
  Total Departmental
  Expenses                       $4,504,300       45.5%      $36,034     $124.43

TOTAL DEPARTMENTAL INCOME        $5,388,900       54.5%      $43,111     $148.86

UNDISTRIBUTED OPERATING
EXPENSES
Administrative & General           $827,100        8.4%       $6,617      $22.85
Sales and Marketing                 661,500        6.7%        5,292       18.27
Management Fees                     395,700        4.0%        3,166       10.93
Franchise Fees                      296,800        3.0%        2,374        8.20
Energy                              336,500        3.4%        2,692        9.30
Property Operations
 & Maintenance                      323,600        3.3%        2,589        8.94
                                ----------- -----------  ----------- -----------
  Total Undistributed
  Operating Expenses             $2,841,200       28.7%      $22,730      $78.49

INCOME BEFORE FIXED CHARGES      $2,547,700       25.8%       20,382       70.38

FIXED CHARGES
Property Taxes                     $164,300        1.7%       $1,314       $4.54
Personal Property Taxes              23,100        0.2%          184        0.64
Insurance                            26,500        0.3%          212        0.73
Equipment Rent (3)                   48,500        0.5%          388        1.34
Ground Rent (4)                     367,800        3.7%        2,942       10.16
                                ----------- -----------  ----------- -----------
  Total Fixed Charges              $630,200        6.4%       $5,042      $17.41

INCOME BEFORE RESERVES           $1,917,500       19.4%      $15,340      $52.97

Reserve for Replacement
of FF&E                            $395,700        4.0%       $3,166       10.93
Capital Expenditures                250,000        2.5%        2,000        6.91
                                ----------- -----------  ----------- -----------
  Total Reserves
  and Capital Exp                  $645,700        6.5%       $5,166      $17.84

INCOME BEFORE DEBT SERVICE       $1,271,800       12.9%      $10,174      $35.13
                                =========== ===========  =========== ===========



                       REGAL MCCORMICK RANCH

                      Statement of Estimated
                        Income and Expenses

                                                        1998
                                                                         Per
                                                                        Occupied
                                     Amount       Ratio      Per Room   Room/Day

Number of Days Open/Year                365
Available Rooms (Daily)                 125
Available Rooms (Annually)           45,625
Occupancy Percentage                                78%
Occupied Rooms                       35,500
Average Room Rate                                                        $133.50

REVENUES
Rooms                            $4,739,300       46.6%      $37,914     $133.50
Food                              2,593,900       25.5%       20,751       73.07
Beverage                            610,300        6.0%        4,882       17.19
Telephone                           221,000        2.2%        1,768        6.23
Villa Rentals (1)                 1,773,400       17.5%       14,187       49.95
Rentals and Other
Income (Net) (2)                    221,600        2.2%        1,773        6.24
                                ----------- -----------  ----------- -----------
  Total Revenues                $10,159,500      100.0%      $81,276     $286.18

DEPARTMENTAL EXPENSES
Rooms                              $888,500       18.7%       $7,108      $25.03
Food & Beverage                   2,171,100       67.8%       17,369       61.16
Telephone                           111,200       50.3%          890        3.13
Villa Rentals (1)                 1,454,200       82.0%       11,634       40.96
                                ----------- -----------  ----------- -----------
  Total Departmental
  Expenses                       $4,625,000       45.5%      $37,000     $130.28

TOTAL DEPARTMENTAL INCOME        $5,534,500       54.5%      $44,276     $155.90

UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General           $852,700        8.4%       $6,822      $24.02
Sales and Marketing                 682,600        6.7%        5,461       19.23
Management Fees                     406,400        4.0%        3,251       11.45
Franchise Fees                      304,800        3.0%        2,438        8.59
Energy                              347,600        3.4%        2,781        9.79
Property Operations
& Maintenance                       334,300        3.3%        2,674        9.42
                                ----------- -----------  ----------- -----------
  Total Undistributed
  Operating Expenses             $2,928,400       28.8%      $23,427      $82.49

INCOME BEFORE
FIXED CHARGES                    $2,606,100       25.7%      $20,849       73.41

FIXED CHARGES
Property Taxes                     $170,100        1.7%       $1,360       $4.79
Personal Property Taxes              23,900        0.2%          191        0.67
Insurance                            27,500        0.3%          220        0.77
Equipment Rent (3)                   50,200        0.5%          402        1.41
Ground Rent (4)                     379,100        3.7%        3,033       10.68
                                ----------- -----------  ----------- -----------
  Total Fixed Charges              $650,800        6.4%       $5,206      $18.33

INCOME BEFORE RESERVES           $1,955,300       19.2%      $15,642      $55.08

Reserve for Replacement
of FF&E                            $406,400        4.0%       $3,251       11.45
Capital Expenditures                250,000        2.5%        2,000        7.04
                                ----------- -----------  ----------- -----------
  Total Reserves
  and Capital Exp                  $656,400        6.5%       $5,251      $18.49

INCOME BEFORE
DEBT SERVICE                     $1,298,900       12.8%      $10,391      $36.59
                                =========== ===========  =========== ===========





                       REGAL MCCORMICK RANCH

                      Statement of Estimated
                        Income and Expenses

                                                       1999
                                                                       Per
                                                                      Occupied
                                    Amount       Ratio      Per Room   Room/Day

Number of Days Open/Year               365
Available Rooms (Daily)                125
Available Rooms (Annually)          45,625
Occupancy Percentage                               75%
Occupied Rooms                      34,400
Average Room Rate                                                       $138.50

REVENUES
Rooms                           $4,764,400       46.4%      $38,115     $138.50
Food                             2,618,300       25.5%       20,946       76.11
Beverage                           616,100        6.0%        4,929       17.91
Telephone                          222,300        2.2%        1,778        6.46
Villa Rentals (1)                1,829,900       17.8%       14,639       53.19
Rentals and Other
Income (Net) (2)                   224,400        2.2%        1,795        6.52
                               ----------- -----------  ----------- -----------
  Total Revenues               $10,275,400      100.0%      $82,203     $298.70

DEPARTMENTAL EXPENSES
Rooms                             $904,100       19.0%       $7,233      $26.28
Food & Beverage                  2,209,000       68.3%       17,672       64.22
Telephone                          113,300       51.0%          906        3.29
Villa Rentals (1)                1,500,500       82.0%       12,004       43.62
                               ----------- -----------  ----------- -----------
  Total Departmental
  Expenses                      $4,726,900       46.0%      $37,815     $137.41

TOTAL DEPARTMENTAL INCOME       $5,548,500       54.0%      $44,388     $161.29

UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General          $877,100        8.5%       $7,017      $25.50
Sales and Marketing                703,300        6.8%        5,626       20.44
Management Fees                    411,000        4.0%        3,288       11.95
Franchise Fees                     308,300        3.0%        2,466        8.96
Energy                             358,700        3.5%        2,870       10.43
Property Operations
& Maintenance                      344,900        3.4%        2,759       10.03
                               ----------- -----------  ----------- -----------
  Total Undistributed
  Operating Expenses            $3,003,300       29.2%      $24,026      $87.31

INCOME BEFORE
FIXED CHARGES                   $2,545,200       24.8%      $20,362       73.99

FIXED CHARGES
Property Taxes                    $176,000        1.7%       $1,408       $5.12
Personal Property
Taxes                               24,700        0.2%          198        0.72
Insurance                           28,400        0.3%          227        0.83
Equipment Rent (3)                  52,000        0.5%          416        1.51
Ground Rent (4)                    381,200        3.7%        3,049       11.08
                               ----------- -----------  ----------- -----------
  Total Fixed Charges             $662,300        6.4%       $5,298      $19.25

INCOME BEFORE RESERVES          $1,882,900       18.3%      $15,063      $54.74

Reserve for
Replacement of FF&E               $411,000        4.0%       $3,288      $11.95
Capital Expenditures                     0        0.0%            0        0.00
                               ----------- -----------  ----------- -----------
  Total Reserves and
  Capital Exp                     $411,000        4.0%       $3,288      $11.95

INCOME BEFORE DEBT SERVICE      $1,471,900       14.3%      $11,775      $42.79
                               =========== ===========  =========== ===========
Notes:

(1) Represents percentage of revenue received and associated expenses for rental of privately owned condominiums located adjacent to hotel property.
(2) Includes A V rentals, meeting room rentals, lease payments from gift shop operator, in-room movies etc.
(3) Includes rental payments for use of phone switch, copiers, computer system, pagers, etc.
(4) Ground lease payments represent the greater of 8% of rooms revenue or 4% of total sales less telephone, Villa, Credit Card, and Travel Agency Revenue.

                       REGAL MCCORMICK RANCH

                      Statement of Estimated
                        Income and Expenses

                                                       2000
                                                                        Per
                                                                       Occupied
                                    Amount       Ratio      Per Room   Room/Day

Number of Days Open/Year               365
Available Rooms (Daily)                125
Available Rooms (Annually)          45,625
Occupancy Percentage                               77%
Occupied Rooms                      35,000
Average Room Rate                                                       $143.00

REVENUES
Rooms                           $5,005,000       46.5%      $40,040     $143.00
Food                             2,747,400       25.5%       21,979       78.50
Beverage                           646,400        6.0%        5,171       18.47
Telephone                          233,700        2.2%        1,870        6.68
Villa Rentals (1)                1,897,100       17.6%       15,177       54.20
Rentals and Other
Income (Net) (2)                   235,100        2.2%        1,881        6.72
                               ----------- -----------  ----------- -----------
  Total Revenues               $10,764,700      100.0%      $86,118     $307.56

DEPARTMENTAL EXPENSES
Rooms                             $944,500       18.9%       $7,556      $26.99
Food & Beverage                  2,307,800       68.0%       18,462       65.94
Telephone                          118,300       50.6%          946        3.38
Villa Rentals (1)                1,555,600       82.0%       12,445       44.45
                               ----------- -----------  ----------- -----------
  Total Departmental
  Expenses                      $4,926,200       45.8%      $39,410     $140.75

TOTAL DEPARTMENTAL
INCOME                          $5,838,500       54.2%      $46,708     $166.81

UNDISTRIBUTED OPERATING
EXPENSES
Administrative & General          $910,900        8.5%       $7,287      $26.03
Sales and Marketing                729,700        6.8%        5,838       20.85
Management Fees                    430,600        4.0%        3,445       12.30
Franchise Fees                     322,900        3.0%        2,583        9.23
Energy                             371,900        3.5%        2,975       10.63
Property Operations &
Maintenance                        357,600        3.3%        2,861       10.22
                               ----------- -----------  ----------- -----------
  Total Undistributed
  Operating Expenses            $3,123,600       29.0%      $24,989      $89.25

INCOME BEFORE
FIXED CHARGES                   $2,714,900       25.2%      $21,719      $77.57

FIXED CHARGES
Property Taxes                    $182,200        1.7%       $1,457       $5.21
Personal Property Taxes             25,600        0.2%          205        0.73
Insurance                           29,400        0.3%          235        0.84
Equipment Rent (3)                  53,800        0.5%          430        1.54
Ground Rent (4)                    400,400        3.7%        3,203       11.44
                               ----------- -----------  ----------- -----------
  Total Fixed Charges             $691,400        6.4%       $5,531      $19.75

INCOME BEFORE RESERVES          $2,023,500       18.8%      $16,188      $57.81

Reserve for Replacement
of FF&E                           $430,600        4.0%       $3,445      $12.30
Capital Expenditures                     0        0.0%            0        0.00
                               ----------- -----------  ----------- -----------
  Total Reserves and
  Capital Exp                     $430,600        4.0%       $3,445      $12.30

INCOME BEFORE DEBT SERVICE      $1,592,900       14.8%      $12,743      $45.51
                              =========== ===========  =========== ===========

                       REGAL MCCORMICK RANCH

                      Statement of Estimated
                        Income and Expenses

                                                     2001
                                                                       Per
                                                                      Occupied
                                  Amount       Ratio      Per Room    Room/Day

Number of Days Open/Year             365
Available Rooms (Daily)              125
Available Rooms (Annually)        45,625
Occupancy Percentage                             77%
Occupied Rooms                    35,000
Average Room Rate                                                     $148.00

REVENUES
Rooms                         $5,180,000       46.5%      $41,440     $148.00
Food                           2,843,600       25.5%       22,749       81.25
Beverage                         669,100        6.0%        5,353       19.12
Telephone                        241,900        2.2%        1,935        6.91
Villa Rentals (1)              1,963,500       17.6%       15,708       56.10
Rentals and Other
Income (Net) (2)                 243,300        2.2%        1,946        6.95
                             ----------- -----------  ----------- -----------
  Total Revenues             $11,141,400      100.0%      $89,131     $318.33

DEPARTMENTAL EXPENSES
Rooms                           $977,600       18.9%       $7,821      $27.93
Food & Beverage                2,388,600       68.0%       19,109       68.25
Telephone                        122,400       50.6%          979        3.50
Villa Rentals (1)              1,610,100       82.0%       12,881       46.00
                             ----------- -----------  ----------- -----------
  Total
  Departmental Expenses       $5,098,700       45.8%      $40,790     $145.68

TOTAL
DEPARTMENTAL INCOME           $6,042,700       54.2%      $48,342     $172.65

UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General        $942,800        8.5%       $7,542      $26.94
Sales and Marketing              755,300        6.8%        6,042       21.58
Management Fees                  445,700        4.0%        3,566       12.73
Franchise Fees                   334,200        3.0%        2,674        9.55
Energy                           384,900        3.5%        3,079       11.00
Property Operations
& Maintenance                    370,100        3.3%        2,961       10.57
                             ----------- -----------  ----------- -----------
  Total Undistributed
  Operating Expenses          $3,233,000       29.0%      $25,864      $92.37

INCOME BEFORE
FIXED CHARGES                 $2,809,700       25.2%      $22,478      $80.28

FIXED CHARGES
Property Taxes                  $188,500        1.7%       $1,508       $5.39
Personal Property Taxes           26,500        0.2%          212        0.76
Insurance                         30,400        0.3%          243        0.87
Equipment Rent (3)                55,700        0.5%          445        1.59
Ground Rent (4)                  414,400        3.7%        3,315       11.84
                             ----------- -----------  ----------- -----------
  Total Fixed Charges           $715,500        6.4%       $5,724      $20.44

INCOME BEFORE RESERVES        $2,094,200       18.8%      $16,754      $59.83

Reserve for Replacement
of FF&E                         $445,700        4.0%       $3,566      $12.73
Capital Expenditures                   0        0.0%            0        0.00
                             ----------- -----------  ----------- -----------
  Total Reserves and
  Capital Exp                   $445,700        4.0%       $3,566      $12.73

INCOME BEFORE DEBT SERVICE    $1,648,500       14.8%      $13,188      $47.10
                             =========== ===========  =========== ===========





                       REGAL MCCORMICK RANCH

                      Statement of Estimated
                        Income and Expenses

                                                       2002
                                                                        Per
                                                                       Occupied
                                    Amount       Ratio      Per Room    Room/Day

Number of Days Open/Year               365
Available Rooms (Daily)                125
Available Rooms (Annually)          45,625
Occupancy Percentage                               77%
Occupied Rooms                      35,000
Average Room Rate                                                       $153.00

REVENUES
Rooms                           $5,355,000       46.5%      $42,840     $153.00
Food                             2,943,100       25.5%       23,545       84.09
Beverage                           692,500        6.0%        5,540       19.79
Telephone                          250,400        2.2%        2,003        7.15
Villa Rentals (1)                2,032,200       17.6%       16,258       58.06
Rentals and Other
Income (Net) (2)                   251,800        2.2%        2,014        7.19
                               ----------- -----------   ---------- -----------
  Total Revenues               $11,525,000      100.0%      $92,200     $329.29

DEPARTMENTAL EXPENSES
Rooms                           $1,011,800       18.9%       $8,094      $28.91
Food & Beverage                  2,472,200       68.0%       19,778       70.61
Telephone                          126,700       50.6%        1,014        3.62
Villa Rentals (1)                1,666,500       82.0%       13,332       47.61
                               ----------- -----------  ----------- -----------
  Total Departmental
  Expenses                      $5,277,200       45.8%      $42,218     $150.78

TOTAL DEPARTMENTAL INCOME       $6,247,800       54.2%      $49,982     $178.51

UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General          $975,800        8.5%       $7,806      $27.88
Sales and Marketing                781,700        6.8%        6,254       22.33
Management Fees                    461,000        4.0%        3,688       13.17
Franchise Fees                     345,800        3.0%        2,766        9.88
Energy                             398,400        3.5%        3,187       11.38
Property Operations
& Maintenance                      383,000        3.3%        3,064       10.94
                               ----------- -----------  ----------- -----------
  Total Undistributed
  Operating Expenses            $3,345,700       29.0%      $26,766      $95.59

INCOME BEFORE
FIXED CHARGES                   $2,902,100       25.2%      $23,217      $82.92

FIXED CHARGES
Property Taxes                    $195,100        1.7%       $1,561       $5.57
Personal Property Taxes             27,400        0.2%          219        0.78
Insurance                           31,500        0.3%          252        0.90
Equipment Rent (3)                  57,600        0.5%          461        1.65
Ground Rent (4)                    428,900        3.7%        3,431       12.25
                               ----------- -----------  ----------- -----------
  Total Fixed Charges             $740,500        6.4%       $5,924      $21.16

INCOME BEFORE RESERVES          $2,161,600       18.8%      $17,293      $61.76

Reserve for Replacement
of FF&E                           $461,000        4.0%       $3,688      $13.17
Capital Expenditures                     0        0.0%            0        0.00
                               ----------- -----------  ----------- -----------
  Total Reserves
  and Capital Exp                 $461,000        4.0%       $3,688      $13.17

INCOME BEFORE
DEBT SERVICE                    $1,700,600       14.8%      $13,605      $48.59
                               =========== ===========  =========== ===========

Notes:

(1) Represents percentage of revenue received and associated expenses for rental of privately owned condominiums located adjacent to hotel property.
(2) Includes A V rentals, meeting room rentals, lease payments from gift shop operator, in-room movies etc.
(3) Includes rental payments for use of phone switch, copiers, computer system, pagers, etc.
(4) Ground lease payments represent the greater of 8% of rooms revenue or 4% of total sales less telephone, Villa, Credit Card, and Travel Agency Revenue.

                       REGAL MCCORMICK RANCH

                      Statement of Estimated
                        Income and Expenses

                                                      2003
                                                                       Per
                                                                       Occupied
                                   Amount       Ratio      Per Room    Room/Day

Number of Days Open/Year              365
Available Rooms (Daily)               125
Available Rooms (Annually)         45,625
Occupancy Percentage                              77%
Occupied Rooms                     35,000
Average Room Rate                                                      $158.50

REVENUES
Rooms                          $5,547,500       46.5%      $44,380     $158.50
Food                            3,046,100       25.5%       24,369       87.03
Beverage                          716,700        6.0%        5,734       20.48
Telephone                         259,200        2.2%        2,074        7.41
Villa Rentals (1)               2,103,300       17.6%       16,826       60.09
Rentals and Other
Income (Net) (2)                  260,600        2.2%        2,085        7.45
                              ----------- -----------   ---------- -----------
  Total Revenues              $11,933,400      100.0%      $95,467     $340.95

DEPARTMENTAL
EXPENSES
Rooms                          $1,047,200       18.9%       $8,378      $29.92
Food & Beverage                 2,558,700       68.0%       20,470       73.11
Telephone                         131,100       50.6%        1,049        3.75
Villa Rentals (1)               1,724,800       82.0%       13,798       49.28
                              ----------- -----------  ----------- -----------
  Total Departmental
  Expenses                     $5,461,800       45.8%      $43,694     $156.05

TOTAL
DEPARTMENTAL INCOME            $6,471,600       54.2%      $51,773     $184.90

UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General        1,010,000        8.5%       $8,080      $28.86
Sales and Marketing               809,100        6.8%        6,473       23.12
Management Fees                   477,300        4.0%        3,818       13.64
Franchise Fees                    358,000        3.0%        2,864       10.23
Energy                            412,300        3.5%        3,298       11.78
Property Operations
& Maintenance                     396,400        3.3%        3,171       11.33
                              ----------- -----------  ----------- -----------
  Total Undistributed
  Operating Expenses           $3,463,100       29.0%      $27,705      $98.95

INCOME BEFORE
FIXED CHARGES                  $3,008,500       25.2%      $24,068      $85.96

FIXED CHARGES
Property Taxes                   $202,000        1.7%       $1,616       $5.77
Personal
Property Taxes                     28,300        0.2%          227        0.81
Insurance                          32,600        0.3%          261        0.93
Equipment Rent (3)                 59,600        0.5%          477        1.70
Ground Rent (4)                   443,900        3.7%        3,551       12.68
                              ----------- -----------  ----------- -----------
  Total Fixed Charges            $766,400        6.4%       $6,131      $21.90

INCOME BEFORE RESERVES         $2,242,100       18.8%      $17,937      $64.06

Reserve for
Replacement of FF&E              $477,300        4.0%       $3,818      $13.64
Capital Expenditures                    0        0.0%            0        0.00
                              ----------- -----------  ----------- -----------
  Total Reserves
  and Capital Exp                $477,300        4.0%       $3,818      $13.64

INCOME BEFORE
DEBT SERVICE                   $1,764,800       14.8%      $14,118      $50.42
                              =========== ===========  =========== ===========




                       REGAL MCCORMICK RANCH

                      Statement of Estimated
                        Income and Expenses

                                                        2004
                                                                         Per
                                                                       Occupied
                                     Amount       Ratio      Per Room  Room/Day

Number of Days Open/Year                365
Available Rooms (Daily)                 125
Available Rooms (Annually)           45,625
Occupancy Percentage                                77%
Occupied Rooms                       35,000
Average Room Rate                                                        $164.00

REVENUES
Rooms                            $5,740,000       46.5%      $45,920     $164.00
Food                              3,152,700       25.5%       25,222       90.08
Beverage                            741,800        6.0%        5,934       21.19
Telephone                           268,300        2.2%        2,146        7.67
Villa Rentals (1)                 2,176,900       17.6%       17,415       62.20
Rentals and
Other Income (Net) (2)              269,700        2.2%        2,158        7.71
                                ----------- -----------   ---------- -----------
  Total Revenues                $12,349,400      100.0%      $98,795     $352.84

DEPARTMENTAL EXPENSES
Rooms                            $1,083,900       18.9%       $8,671      $30.97
Food & Beverage                   2,648,300       68.0%       21,186       75.67
Telephone                           135,700       50.6%        1,086        3.88
Villa Rentals (1)                 1,785,200       82.0%       14,282       51.01
                                ----------- -----------  ----------- -----------
  Total Departmental
  Expenses                       $5,653,100       45.8%      $45,225     $161.52

TOTAL DEPARTMENTAL INCOME        $6,696,300       54.2%      $53,570     $191.32

UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General          1,045,400        8.5%       $8,363      $29.87
Sales and Marketing                 837,400        6.8%        6,699       23.93
Management Fees                     494,000        4.0%        3,952       14.11
Franchise Fees                      370,500        3.0%        2,964       10.59
Energy                              426,700        3.5%        3,414       12.19
Property Operations
& Maintenance                       410,300        3.3%        3,282       11.72
                                ----------- -----------  ----------- -----------
  Total Undistributed
  Operating Expenses             $3,584,300       29.0%      $28,674     $102.41

INCOME BEFORE
FIXED CHARGES                    $3,112,000       25.2%      $24,896      $88.91

FIXED CHARGES
Property Taxes                     $209,000        1.7%       $1,672       $5.97
Personal
Property Taxes                       29,300        0.2%          235        0.84
Insurance                            33,700        0.3%          270        0.96
Equipment Rent (3)                   61,700        0.5%          494        1.76
Ground Rent (4)                     459,500        3.7%        3,676       13.13
                                ----------- -----------  ----------- -----------
  Total Fixed Charges              $793,200        6.4%       $6,346      $22.66

INCOME BEFORE RESERVES           $2,318,800       18.8%      $18,550      $66.25

Reserve for
Replacement of FF&E                $494,000        4.0%       $3,952      $14.11
Capital Expenditures                      0        0.0%            0        0.00
                                ----------- -----------  ----------- -----------
  Total Reserves
  and Capital Exp                  $494,000        4.0%       $3,952      $14.11

INCOME BEFORE
DEBT SERVICE                     $1,824,800       14.8%      $14,598      $52.14
                                =========== ===========  =========== ===========





                       REGAL MCCORMICK RANCH

                      Statement of Estimated
                        Income and Expenses

                                                    2005              Per
                                                                     Occupied
                                 Amount       Ratio      Per Room    Room/Day

Number of Days Open/Year            365
Available Rooms (Daily)             125
Available Rooms (Annually)       45,625
Occupancy Percentage                            77%
Occupied Rooms                   35,000
Average Room Rate                                                    $170.00

REVENUES
Rooms                        $5,950,000       46.5%      $47,600     $170.00
Food                          3,263,000       25.5%       26,104       93.23
Beverage                        767,800        6.0%        6,142       21.94
Telephone                       277,700        2.2%        2,222        7.93
Villa Rentals (1)             2,253,100       17.6%       18,025       64.37
Rentals and Other
Income (Net) (2)                279,100        2.2%        2,233        7.97
                            ----------- -----------   ---------- -----------
  Total Revenues            $12,790,700      100.0%     $102,326     $365.45

DEPARTMENTAL EXPENSES
Rooms                        $1,121,800       18.9%      $ 8,974      $32.05
Food & Beverage               2,741,000       68.0%       21,928       78.31
Telephone                       140,400       50.6%        1,123        4.01
Villa Rentals (1)             1,847,700       82.0%       14,782       52.79
                            ----------- -----------  ----------- -----------
  Total Departmental
  Expenses                   $5,850,900       45.7%      $46,807     $167.17

TOTAL DEPARTMENTAL
INCOME                       $6,939,800       54.3%      $55,518     $198.28

UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General      1,082,000        8.5%       $8,656      $30.91
Sales and Marketing             866,700        6.8%        6,934       24.76
Management Fees                 511,600        4.0%        4,093       14.62
Franchise Fees                   83,700        3.0%        3,070       10.96
Energy                          441,700        3.5%        3,533       12.62
Property Operations
& Maintenance                   424,700        3.3%        3,397       12.13
                            ----------- -----------  ----------- -----------
  Total Undistributed
  Operating Expenses         $3,710,400       29.0%      $29,683     $106.01

INCOME BEFORE
FIXED CHARGES                $3,229,400       25.2%      $25,835      $92.27

FIXED CHARGES
Property Taxes                 $216,400        1.7%       $1,731       $6.18
Personal Property Taxes          30,400        0.2%          243        0.87
Insurance                        34,900        0.3%          279        1.00
Equipment Rent (3)               63,900        0.5%          511        1.83
Ground Rent (4)                 475,500        3.7%        3,804       13.59
                            ----------- -----------  ----------- -----------
  Total Fixed Charges          $821,100        6.4%       $6,569      $23.46

INCOME BEFORE RESERVES       $2,408,300       18.8%      $19,266      $68.81

Reserve for
Replacement of FF&E            $511,600        4.0%       $4,093      $14.62
Capital Expenditures                  0        0.0%            0        0.00
                            ----------- -----------  ----------- -----------
  Total Reserves
  and Capital Exp              $511,600        4.0%       $4,093      $14.62

INCOME BEFORE
DEBT SERVICE                 $1,896,700       14.8%      $15,174      $54.19
                            =========== ===========  =========== ===========

Notes:

(1) Represents percentage of revenue received and associated expenses for rental of privately owned condominiums located adjacent to hotel property.
(2) Includes A V rentals, meeting room rentals, lease payments from gift shop operator, in-room movies etc.
(3) Includes rental payments for use of phone switch, copiers, computer system, pagers, etc.
(4) Ground lease payments represent the greater of 8% of rooms revenue or 4% of total sales less telephone, Villa, Credit Card, and Travel Agency Revenue.

                       REGAL MCCORMICK RANCH

                      Statement of Estimated
                        Income and Expenses

                                                      2006             Per
                                                                       Occupied
                                   Amount       Ratio      Per Room    Room/Day

Number of Days Open/Year              365
Available Rooms (Daily)               125
Available Rooms (Annually)         45,625
Occupancy Percentage                              77%
Occupied Rooms                     35,000
Average Room Rate                                                      $176.00

REVENUES
Rooms                          $6,160,000       46.5%      $49,280     $176.00
Food                            3,377,200       25.5%       27,018       96.49
Beverage                          794,700        6.0%        6,358       22.71
Telephone                         287,400        2.2%        2,299        8.21
Villa Rentals (1)               2,332,000       17.6%       18,656       66.63
Rentals and
Other Income (Net) (2)            288,900        2.2%        2,311        8.25
                              ----------- -----------   ---------- -----------
  Total Revenues              $13,240,200      100.0%     $105,922     $378.29

DEPARTMENTAL
EXPENSES
Rooms                          $1,161,100       18.8%      $ 9,289      $33.17
Food & Beverage                 2,836,900       68.0%       22,695       81.05
Telephone                         145,300       50.6%        1,162        4.15
Villa Rentals (1)               1,912,400       82.0%       15,299       54.64
                              ----------- -----------  ----------- -----------
  Total
  Departmental Expenses        $6,055,700       45.7%      $48,446     $173.02

TOTAL DEPARTMENTAL
INCOME                         $7,184,500       54.3%      $57,476     $205.27

UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General        1,119,900        8.5%       $8,959      $32.00
Sales and Marketing               897,000        6.8%        7,176       25.63
Management Fees                   526,600        4.0%        4,237       15.13
Franchise Fees                    397,200        3.0%        3,178       11.35
Energy                            457,100        3.5%        3,657       13.06
Property Operations
& Maintenance                     439,500        3.3%        3,516       12.56
                              ----------- -----------  ----------- -----------
  Total
  Undistributed Operating
  Expenses                     $3,840,300       29.0%      $30,722     $109.72

INCOME BEFORE
FIXED CHARGES                  $3,344,200       25.3%      $26,754      $95.55

FIXED CHARGES
Property Taxes                   $223,900        1.7%       $1,791       $6.40
Personal
Property Taxes                     31,400        0.2%          251        0.90
Insurance                          36,100        0.3%          289        1.03
Equipment Rent (3)                 66,100        0.5%          529        1.89
Ground Rent (4)                   492,200        3.7%        3,937       14.06
                              ----------- -----------  ----------- -----------
  Total Fixed Charges            $849,700        6.4%       $6,798      $24.28

INCOME BEFORE RESERVES         $2,494,500       18.8%      $19,956      $71.27

Reserve for
Replacement of FF&E              $529,600        4.0%       $4,237      $15.13
Capital Expenditures                    0        0.0%            0        0.00
                              ----------- -----------  ----------- -----------
  Total Reserves
  and Capital Exp                $529,600        4.0%       $4,237      $15.13

INCOME BEFORE
DEBT SERVICE                   $1,964,900       14.8%      $15,719      $56.14
                               =========== ===========  =========== ===========




                       REGAL MCCORMICK RANCH

                      Statement of Estimated
                        Income and Expenses

                                                   2007             Per
                                                                    Occupied
                                Amount       Ratio      Per Room    Room/Day

Number of
Days Open/Year                     365
Available Rooms
(Daily)                            125
Available Rooms
(Annually)                      45,625
Occupancy
Percentage                                     77%
Occupied Rooms                  35,000
Average Room Rate                                                   $182.00

REVENUES
Rooms                       $6,370,000       46.5%      $50,960     $182.00
Food                         3,495,400       25.5%       27,963       99.87
Beverage                       822,500        6.0%        6,580       23.50
Telephone                      297,500        2.2%        2,380        8.50
Villa Rentals (1)            2,413,600       17.6%       19,309       68.96
Rentals and Other
Income (Net) (2)               299,000        2.2%        2,392        8.54
                           ----------- -----------   ---------- -----------
  Total Revenues           $13,698,000      100.0%     $109,584     $391.37

DEPARTMENTAL EXPENSES
Rooms                       $1,201,700       18.9%      $ 9,614      $34.33
Food & Beverage              2,936,200       68.0%       23,490       83.89
Telephone                      150,400       50.6%        1,203        4.30
Villa Rentals (1)            1,979,300       82.0%       15,834       56.55
                           ----------- -----------  ----------- -----------
  Total
  Departmental Expenses     $6,267,600       45.8%      $50,141     $179.07

TOTAL DEPARTMENTAL INCOME   $7,430,400       54.2%      $59,443     $212.30

UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General     1,159,100        8.5%       $9,273      $33.12
Sales and Marketing            928,400        6.8%        7,427       26.53
Management Fees                547,900        4.0%        4,383       15.65
Franchise Fees                 410,900        3.0%        3,287       11.74
Energy                         473,100        3.5%        3,785       13.52
Property Operations
& Maintenance                  454,900        3.3%        3,639       13.00
                           ----------- -----------  ----------- -----------
  Total
  Undistributed Operating
  Expenses                  $3,974,300       29.0%      $31,794     $113.55

INCOME BEFORE
FIXED CHARGES               $3,456,100       25.2%      $27,649      $98.75

FIXED CHARGES
Property Taxes                $231,800        1.7%       $1,854       $6.62
Personal
Property Taxes                  32,500        0.2%          260        0.93
Insurance                       37,400        0.3%          299        1.07
Equipment Rent (3)              68,400        0.5%          547        1.95
Ground Rent (4)                509,400        3.7%        4,075       14.55
                           ----------- -----------  ----------- -----------
  Total Fixed Charges         $879,500        6.4%       $7,036      $25.13

INCOME BEFORE RESERVES      $2,576,600       18.8%      $20,613      $73.62

Reserve for Replacement
of FF&E                       $547,900        4.0%       $4,383      $15.65
Capital Expenditures                 0        0.0%            0        0.00
                           ----------- -----------  ----------- -----------
  Total Reserves
  and Capital Exp             $576,900        4.0%       $4,383      $15.65

INCOME BEFORE
DEBT SERVICE                $2,028,700       14.8%      $16,230      $57.96
                           =========== ===========  =========== ===========


Notes:

(1) Represents percentage of revenue received and associated expenses for rental of privately owned condominiums located adjacent to hotel property.
(2) Includes A V rentals, meeting room rentals, lease payments from gift shop operator, in-room movies etc.
(3) Includes rental payments for use of phone switch, copiers, computer system, pagers, etc.
(4) Ground lease payments represent the greater of 8% of rooms revenue or 4% of total sales less telephone, Villa, Credit Card, and Travel Agency Revenue.


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INVESTMENT CLIMATE OVERVIEW

In establishing valuation parameters to apply to the projected operating cash flow from the proposed property, we have researched the current market for hotel investments. Arthur Andersen conducts a survey of a select group of hotel companies, investors, developers, investment bankers, and brokers. Our most recent survey was conducted at the end of the third quarter of 1996.

Our surveys indicate that the investment climate has undergone significant changes over the last five years. After the economic recession in the early 1990s, the number of hotel sales transactions increased significantly between 1993 and 1995. The price per room of lodging property has increased significantly as well. In the early 1990s, the primary buyers of hotel assets were opportunity funds and individual investors lured by the low prices as a percentage of the replacement cost. New lodging REITs, established in the early 1990s, also began to invest heavily into hotel assets. During 1995 and 1996 the larger REITS (such as Patriot American Hospitality; Starwood Lodging Trust; FelCor Suite Hotels, Inc.; and HPT) accounted for a large share of the transactions involving full-service lodging properties. These organizations must maintain the level of acquisition achieved in the past and, therefore, have been paying increasingly higher prices for lodging assets. In addition, many of the recent REIT acquisitions were completed as part of a portfolio which, attracted by the opportunity to purchase more assets in one fell swoop, often resulted in aggressive pricing parameters.

As the health of the overall U.S. lodging industry has improved, so has the interest in acquiring lodging assets. The activity of the REITS, combined with the strategic interests of hotel companies and the interest of equity investors, has resulted in a competitive acquisition market.

These changes in the investment market have resulted in a significant shift in the criteria used to evaluate a potential transaction. Terminal capitalization and discount rates assumed, which averaged 11-12 percent and 14-16 percent, respectively in 1991, decreased to an average of 10-11 percent and 12-13 percent, respectively in early 1996. Investors interviewed in the third quarter of 1996, however, indicated that investment parameters may currently be at the "low-point" of this real estate cycle.


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Investors interviewed admitted that although recent acquisitions have been structured using aggressive investment parameters, they are likely to re-evaluate the assumptions and investment parameters used in the near future.

The following table summarizes the results of our investor survey completed at the end of the Third Quarter 1996.

--------------------------------------------------------------
  Arthur Andersen Hotel Investor Survey - Third Quarter 1996
--------------------------------------------------------------

                                              Range
                                              -----

Free and Clear Discount Rates                 12.0%-15.0%

Terminal Capitalization Rates                 10.0%-12.5%

Going-In Capitalization Rates                 10.0%-11.0%

Equity Return Req. (leveraged)                20.0%-30.0%

Equity Return Req. (unleveraged)              12.0%-18.0%

Cash on Cash Return Requirements              10.0%-17.5%
--------------------------------------------------------------


DISCOUNTED CASH FLOW ANALYSIS

The discounted cash flow (DCF) technique converts the projected stream of benefits, either before or after financing, as appropriate, into a present value. Once the projection of net income or cash flow is accomplished, a discount rate and capitalization rate at reversion must be chosen. The selection of these rates is necessarily subjective, since investor criteria for the acquisition of real property is subject to variation, and no organized property exchange exists.

Discount Rates

A free and clear discount rate is used to discount future earnings without regard to any leverage or financing. Since there has been a general lack of hotel financing over the last several years, most of the larger hotel transactions have involved all cash purchases. Discount rates (or internal rate-of-return requirements) typically vary by a number of factors: long-term investor-return requirements on alternative investments; type and motivation of investor; property type -- e.g., hotel, apartments, etc.; and local market area conditions. Our survey of investor


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criteria indicated that investors are currently assuming discount rates that range from 12 to 13 percent. The survey average for free and clear discount rates was 12.5 percent. After giving full consideration to these surveys as well as to the type of property being appraised, its competitiveness in its market place, and general market conditions, a discount rate of 13 percent, applied to income before debt service, is judged to be appropriate.

TERMINAL CAPITALIZATION RATES

The "exit" capitalization rate at reversion is used to convert the projected stream of income beyond the last year of the projection period into a value at the end of the projection period. Our investor surveys revealed capitalization rates ranging from 10.0 to 12.5 percent. The Scottsdale lodging market has reflected strong growth over the last year and is expected to reflect continued upside potential in the near term. Our analysis reflects the upside potential of the market in the estimates of future cash flow projections and considers the subject hotel's ability to reflect improved operations as a result of overall market growth. We have adjusted the terminal capitalization rate to reflect the fact that the property represents a leasehold interest. On the basis of this analysis, a terminal capitalization rate of 11 percent is judged to be appropriate for the subject hotel.


Conclusion by Discounted Cash Flow Analysis

Application of the discounted cash flow technique to the total projected net income for the appraised property yields a market value estimate of the leasehold interest in the subject of $13,770,000. The table on the following page presents our discounted cash flow analysis.

                      Discounted Cash Flow Analysis
                          REGAL MCCORMICK RANCH
                           SCOTTSDALE, ARIZONA


                                                            Net Present Value
         Income Before       Residual          Discount     Income Before
Year     Debt Service        Value(1)         Factor(2)&(3)  Debt Service
----    --------------       ---------       ------------- ----------------

1997    $1,271,800                             0.8850        $1,125,487
1998     1,298,900                             0.7831         1,017,229
1999     1,471,900                             0.6931         1,020,101
2000     1,592,900                             0.6133           976,955
2001     1,648,500                             0.5428           894,740
2002     1,700,600                             0.4803           816,830
2003     1,764,800                             0.4251           750,147
2004     1,824,800                             0.3762           686,417
2005     1,896,700                             0.3329           631,383
2006     1,964,900      $17,889,445 (4)        0.2946         5,848,859
                                                             ----------



                                 Value at January 1, 1997:  $13,770,000
                                              Value Per Room:  $110,160






(1) Income Before Debt Service in the exit year was capitalized at 11.0 percent.
(2) Income was discounted to net present value using 13.0 percent discount rate.
(3)   Analysis uses end-point discounting.
(4)   A sales commission of 3.0 percent was assumed.



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            E. RECONCILIATION AND FINAL VALUE ESTIMATE

Valuation of the appraised property has been developed by the direct sales comparison approach and the income approach. Various appraisal techniques and methods were utilized in these analyses and the fee simple value estimates derived by each approach is summarized as follows:

--------------------------- -------------------- -----------------------
                                     Amount          Price Per Room

Cost Approach                            N/A                  N/A

Sales Comparison Approach        $13,750,000             $110,000

Income Approach                  $13,770,000             $110,160

--------------------------- -------------------- -----------------------


The Cost Approach is most useful when valuing new or nearly new properties or when appraising special purpose properties. The reliability of this approach is diminished as buildings and other forms of improvement increase in age and begin to depreciate. The resulting loss in value becomes increasingly difficult to accurately quantify. The cost approach was therefore not utilized in valuing the subject property.

The Sales Comparison Approach is frequently a good indicator of value, especially when a sufficient number of relevant transactions with reliable information on each is available. The sales comparison approach was used as an indicator of the reliability of results obtained from the income capitalization approach.

The Income Capitalization Approach is generally considered the most applicable method for estimating the value of investment properties, as it incorporates the economic motivations of buyers and sellers in the analysis. The reliability of this approach is enhanced when adequate data are available to assure proper development of the income, expense, and capitalization rate analyses.


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Based upon the research and analyses performed in the development of these approaches, and with primary emphasis on the income approach, it is our opinion that the market value of the leasehold interest in the appraised property as a going concern, as of January 1, 1997 is:

   --THIRTEEN MILLION SEVEN HUNDRED SEVENTY THOUSAND DOLLARS--
                          ($13,770,000)

In accordance with the Uniform Standards of Professional Appraisal Practice (USPAP), prepared by The Appraisal Standards Board of The Appraisal Foundation, it is necessary to identify and separately value any personal property, fixtures, or intangible items that are not real property but are included in the appraisal. Personal property and fixtures in a hotel consists of a variety of components including bedroom case-goods, bathroom fixtures, restaurant and kitchen equipment, signage, computers and other related items. Our physical inspection of the property indicated that these items were generally in good condition relative to the age of the property.

We estimate that the replacement cost for the furniture, fixtures, and equipment at the subject hotel is approximately $18,000 per room, in constant 1996 dollars. This estimate is based upon industry averages. Assuming an average useful life of eight years and an effective age of three years, the value of the furniture, fixtures, and equipment is estimated to be approximately $11,250 per room. On the basis of this analysis, the value of the personal property for the subject hotel is estimated to be $1,417,500.

Since a hotel's furniture, fixtures, and equipment is such an integral component of the facility's ability to generate income and is seldom removed from the property or sold separately, the value produced by the separation of the personal property component from the real property is not particularly meaningful.


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                            F. ADDENDA



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                   F.1 HOTEL SALES COMPARABLES



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      Name:                            ROYAL PALMS RESORT

      Location:                        Phoenix, Arizona

      Grantor (Seller):                Royal Palms Inn Corp.

      Grantee (Buyer):                 VLM Partnership (Royal Ventures LLC)

      Date of Sale:                    October 10,1995

      Sales Price:                     $11,500,000 (Adjusted)

      Property Rights Conveyed:        Fee Simple

      Number of Rooms:                 120

      Year Built:                      1949

      Price per Room:                  $95,833

      Occupancy (1995):                N/A

      Average Rate  (1995):            N/A

      Est. Gross Room Revenue (1995):  N/A

      Est. Net Income Before Debt
        Svc. (1995):                   N/A

      Overall Capitalization Rate:     N/A

      Comments:

      This hotel was purchased for $3,500,000 or approximately $29,167 per room. However, given the relatively poor condition of this "old-style" resort, at the time of the purchase, the buyer planned to invest to renovate the property. As a result, we have adjusted the sales price upwards by $8 million. The adjusted sales price, including the renovation, is $11,500,000 or $95,833 per room. After acquiring the property, the buyer increased the amount of the planned renovation and is currently in the final stages of a $15 million renovation which will allow the property to re-open in January 1997 as a five star, luxury resort. This property, when completely renovated, will compete with the subject property for room night demand generated by all major market segments.



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      Name:                              MESA PAVILION HILTON

      Location:                          Mesa, Arizona

      Grantor (Seller):                  Mutual Life Insurance Company

      Grantee (Buyer):                   Sun Quorum Hotels and Resorts

      Date of Sale:                      July 1995

      Sales Price:                       $20,000,000

      Property Rights Conveyed:          Fee Simple

      Number of Rooms:                   263

      Year Built:                        1986

      Price per Room:                    $76,045

      Occupancy (1994):                  72 percent

      Average Rate  (1994):              $95.00

      Est. Gross Room Revenue (1994):    $6,566,058

      Est. Net Income Before
        Debt Svc. (1994):                N/A

      Overall Capitalization Rate:       N/A

      Comments:

      The Mesa Pavilion Hilton is a full-service corporate hotel in Mesa, Arizona. Located adjacent to the areas largest shopping mall and a 9-hole golf course, this first class suburban hotel contains 263-rooms including 62 suites, 23,000 square-feet of meeting and banquet space, an outdoor swimming pool, a restaurant, two cocktail lounges, a fitness center, a beauty salon, and a giftshop.

      In August of 1995, the property was purchased by Sun Quorum Hotels and Resorts from the Mutual Life Insurance Co. for approximately $16,500,000. According to the buyer, at the time of the purchase, the hotel was in need of a $3.5 million interior renovation including all guestrooms and public areas. As a result, we have adjusted the sales price to $20,000,000, or $76,045 per room.


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      Name:                                RITZ-CARLTON

      Location:                            Phoenix, Arizona

      Grantor (Seller):                    Aldrich Eastman Waltch

      Grantee (Buyer):                     Pivotal-Simon Group

      Date of Sale:                        May 1996

      Sales Price:                         $37,000,000

      Property Rights Conveyed:            Fee Simple

      Number of Rooms:                     281

      Year Built:                          1988

      Price per Room:                      $131,673


      Occupancy (1995):                    78 percent

      Average Rate  (1995):                $140.00

      Est. Gross Room Revenue (1995):      $11,200,098

      Est. Net Income Before Debt
        Svc. (1995):                       $3,000,000

      Overall Capitalization Rate:         8%

      Comments:

      The Ritz-Carlton is a luxury, commercial hotel located within the Camelback Esplanade complex in the center of the Camelback business and retail district. This 281-room property comprises more than 18,000 square-feet of meeting space, an outdoor swimming pool, a small fitness center, two restaurants and a lobby lounge, and a business center. The sales price paid was for the hotel only, and was not calculated as part of a purchase price allocation.

      In May of 1996, Aldrich Eastman Watch (AEW) sold this property to the Pivotal Group and investment advisor William E. Simon & Sons Realty for a total price of $37,000,000 or $132,000 per room. According to sources close to the deal, the $37 million spent to acquire the Ritz-Carlton represents the largest acquisition price for a single property in the Phoenix area in 1996.


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      Name:                                  HILTON RESORT AND SPA

      Location:                              Scottsdale, Arizona

      Grantor (Seller):                      Trammell Crow Company

      Grantee (Buyer):                       Merv Griffin Group

      Date of Sale:                          December 1994

      Sales Price:                           $14,000,000

      Property Rights Conveyed:              Leasehold

      Number of Rooms:                       242

      Year Built:                            N/A

      Price per Room:                        $57,851

      Occupancy (1993):                      74.2 percent

      Average Rate  (1993):                  $81.83

      Est. Gross Room Revenue (1993):        $5,363,208

      Est. Net Operating Income (1993):      N/A

      Overall Capitalization Rate:           N/A
      Comments:

         Present ownership acquired the property in December 1994 and at the time of the purchase had planned to invest $5 million into a complete renovation. The renovation was planned to include soft goods in the guest rooms, meeting spaces and public areas as well as upgrade to the resort's exterior facade. The accommodations at the resort consist of 187 rooms and 45 villas. Each villa is approximately 1,400 square feet and includes two bedrooms. The resort offers approximately 14,000 square feet of banquet and meeting space.

         This property is located approximately two miles south of the subject property and competes directly with the subject property for room night demand generated by all major market segments. While this property has the benefit of the Hilton brand name, extensive meeting and banquet facilities, and suite accommodations, the property is poor shape. This has had a negative impact on the property's ability to capture its fair share room night demand. It is expected that following the renovation, this property will be better able to compete with the subject property for room night demand generated by the leisure individual traveler market segment.



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                 F.2 SUBJECT PROPERTY PHOTOGRAPHS


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                         Subject Property










                  Main Lobby of Subject Property




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             Subject Property Swimming Pool and Patio














             New Outdoor Pavilion at Subject Property



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              Typical Guestroom at Subject Property












               Model Guestroom Following Renovation



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                F.3 COMPETITIVE HOTEL PHOTOGRAPHS



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                     Scottsdale Plaza Resort














                      Hilton Resort and Spa



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                    Red Lion La Posada Resort















                Doubletree Paradise Valley Resort



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                    Radisson Resort Scottsdale











                  Renaissance Cottonwood Resort



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                  F.4 PROPERTY LEGAL DESCRIPTION

PARCEL NO. 1:
------------

That portion of the West half of Section 2, Township 2 North,
Range 4 East of the Gila and Salt River Base and Meridian,
Maricopa County, Arizona, described as follows:

COMMENCING at the West quarter corner of said Section 2,

      thence North 01[degree] 44' 00" West along the West line of the Northwest quarter of said Section 2, 1354.77 feet; thence South 77[degree] 53' 35" East 75.18 feet to the TRUE
           POINT OF BEGINNING;
      thence South 77[degree] 53' 35" East, 206.63 feet; thence South 59[degree] 41' 30" East, 164.48 feet; thence South 34[degree] 07' 00" East, 187.22 feet; thence South 33[degree] 24' 30" West, 112.61 feet; thence South 06[degree] 46' 00" East, 101.71 feet; thence South 61[degree] 46' 00" East, 169.11 feet; thence South 39[degree] 22' 30" East, 135.55 feet; thence South 88[degree] 16' 00" West, 347.72 feet; thence South 01[degree] 44' 00" East, 15.00 feet; thence South 88[degree] 16' 00" West, 20.00 feet; thence South 01[degree] 44' 00" East, 77.33 feet; thence North 88[degree] 16' 00" East, 35.00 feet; thence South 27[degree] 45' 44" East, 31.90 feet; thence South 01[degree] 44' 00" East, 260.00 feet; thence South 88[degree] 16' 00" West, 120.00 feet; thence North 01[degree] 44' 00" West, 120.00 feet; thence South 88[degree] 16' 00" West, 175.00 feet; thence North 01[degree] 44' 00" West, 941.00 feet to the TRUE
           POINT OF BEGINNING.

      EXCEPT all subterranean groundwaters contained within, underlying and which may be produced in said lands as reserved in Deed recorded in Docket 10454, page 1036, records of Maricopa
County, Arizona.

PARCEL No. 2:
------------

A non-exclusive easement for use of Entry Lake for recreational purposes and a non-exclusive easement for access in, upon and over any land lying between the Entry Lake and Parcel No. 1, as created by instrument recorded in Docket 10454, paGe 1042, records of Maricopa County, Arizona.



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                        F.5 LEASE (Ground)

LEASE NO.  4102


           THIS LEASE, made as of this 31st day of August, 1978, by and between Fred E. Trotter, H. C Eichelberger and Wade H. Mcvay, Trustees Under the Will and of the Estate of James Campbell, Deceased, in their fiduciary and not in their individual capacities, whose place of business and post office address is Suite 500, 828 Fort Street Mall, Honolulu, Hawaii, hereinafter called the "Lessor", and ARI, INC., an Ohio corporation, whose address is 29425 Chagrin Boulevard, Cleveland, Ohio 44122, hereinafter called the "Lessee".

                           W I T N E S S E T H

                                ARTICLE I
                                ---------

                                 Demise
                                 ------

           1.  Premises.  The Lessor, in consideration of the rent
               --------
hereinafter reserved and of the covenants herein contained and on the part of the Lessee to be observed and performed, hereby demises and leases unto the Lessee, and the Lessee hereby accepts and rents the parcel of land described on Exhibit A attached hereto, hereinafter sometimes called the "premises", subject to the exceptions in Exhibit "B" attached hereto.

           2.  Term.  The term of this lease for and during which the
               ----
Lessee shall have and hold the premises hereinabove described, together with the rights, easements, privileges and appurtenances thereunto belonging or appertaining, subject to the covenants and conditions hereinafter contained, shall be for a term of fifty-five (55) years commencing on September 1, 1978.

           3.  Options to Extend.  Lessee shall have the right to
               -----------------
extend the terms of this leas for two
separate and successive 10-year periods if (a) at the time of exercise of the options an event of default as defined in Article VIII shall not have occurred and (b) written notice of the extension is given the Lessor by the Lessee at any time prior to the last year of the term of the lease as to the first 10-year extension, and at any time during the original term of the lease or prior to the last year of the first extension period as to the second 10-year extension. Nothing herein shall be construed to prohibit Lessee from exercising the options for the first and second extensions simultaneously. The parties hereto intend that the options to extend are part of the Lessee's estate for all purposes and, for example, shall not be considered an executory contract. This expression of intent is a prime inducement for the execution of this Lease by Lessee.

                               ARTICLE II
                               ----------

                                 Rental
                                 ------

           1.  Rent.  Lessee will pay to Lessor net, over and above all
               ----
taxes, assessments and other charges payable hereunder by Lessee, rent, consisting of base rent and percentage rent, as follows:

           (a)  Base Rent.  An annual base rent of Ninety Thousand
                ---------
      Dollars ($90,000.00) payable without any setoff or deduction whatever and without prior demand in equal quarterly installments, each in advance, on the first days of September, December, March, and June, commencing September 1, 1978.

           (b)  Percentage Rent.
                ---------------

                (i) In addition to the base rent, Lessee agrees to pay to Lessor during the term of the lease or any extension thereof, percentage rent equal to 8% of the gross room rentals or 4% of total sales derived by Lessee from operations on the premises, whichever amount is greater, reduced by the amount of base rent paid for the period for which the percentage rent is being computed; provided, however, that the foregoing percentage of gross room rentals and total sales is subject to adjustment in the event that the Lessee shall refinance a loan or obtain additional financing and shall require the Lessor to execute a Fee Mortgage, as defined in and required by
      Article VI-A hereof, as follows:

                (aa) At the time of refinancing or additional financing, as above defined, the percentage of gross room rentals arid total sales then in effect is subject to revision in the following circumstances: If the principal balance of the new mortgage loan exceeds the principal balance of the prior mortgage loan, that excess will be multiplied by 35%. The product of that multiplication will then be divided by the average annual gross room rentals, and total sales, for the previous three lease years and the results will be multiplied by the interest rate of the new loan. The results of the foregoing steps will then be added to the percentage of gross room rentals and total sales to which the Lessor has been entitled in the computation of percentage rent and the sum will be the new percentage of gross room rentals and total sales to be used in computing percentage rent.

                (bb) The Lessor's revised percentage
      rent will remain in effect unless and until the Lessee refinances or obtains additional financing again on a Fee

      Mortgage basis, in which event the same procedure will apply for recalculating the percentage of gross room rentals and total sales to be used in computing percentage rent.

      The following example is intended to clarify the intent and affect of the agreement:

                (cc) Assume that Lessee has obtained a permanent
      Fee Mortgage in the amount of $7.5 million.

                (dd) Assume that ten years after completion of the hotel, Lessee refinances by a Fee Mortgage in the amount of $9,000,000, paying off the original loan, the principal balance of which was $6.7 million, and that the interest rate of the new loan is 9.5%.

                (ee) Assume that during the previous three lease years gross room rentals were $3.9 million, $4.1 million and $4.3 million, respectively; total sales were $9.4 million, $9.0 million, and $8.2 million, respectively.

      Based on the foregoing assumptions, the percentage would be revised as follows:

                (ff)  Loan Proceeds:

                $9.0 million
                 6.7 million
                 ---
                $2.3 million

                (gg) Average annual gross room rentals and total sales:

      Gross Room Rentals            Total Sales
      ------------------            -----------

      $ 3.9  million                  $9.4  million
       4.1   million                   9.0  million
       4.3   million                   8.2  million
      ----                           ----
      $12.3  million                 $26.6  million

      divided by                    divided by

      3 = $4.1 million              3 = $8.9 million

                (hh) Incremental percentage of gross room rentals or total sales payable to Lessor as percentage rent:

                     Gross Room Rentals
                     ------------------

           $2,300,000 x .35 = $805,000
           $805,000 x .095 divided by
           $4,100,000 = .0187

           Total Sales
           -----------

           $2,300,000 x .35 = $805,000
           $805,000 x .095 divided by
           $8,900,000 = .0086

                (ii) Lessor's revised percentage of gross room rentals and total sales equals:

      Gross Room Rentals
      ------------------

      8.00 =    Original and Existing Percentage of Gross Room Rentals
      1.87 =    Incremental Percentage
      ----
      9.87 =    Revised Percentage of Gross Room Rentals

      Total Sales
      -----------

      4.00 = Original and Existing Percentage of Total Sales
       .86 = Incremental Percentage
      ----
      4.86 =  Revised Percentage of Total Sales

      Under the example the percentage rent, from the date of such refinancing or additional financing until new refinancing or additional financing on a Fee Mortgage basis is obtained by the Lessee, would be 9.87% of the gross room rentals or 4.86% of the total sales, reduced by the amount of base rent previously paid for the period for which the percentage rent is being computed.

                (ii) The term "gross room rentals" as used herein shall mean all gross monies, rents, receipts, proceeds and compensation of every kind whatsoever produced by the use or occupancy of all or any part of the premises, and all improvements thereon now or hereafter existing, by the public or others for lodging, dwelling or residential purposes, all without deduction of any expenses whatsoever. In no event shall total "complimentary" room use during any one year exceed 3% of the total room-nights available for guest use during such year. Lessee shall maintain accurate records of "complimentary" room use and shall provide Lessor with copies thereof or access thereto at Lessor's request. The term "total sales" as used herein means the total amounts received by Lessee from all income producing use being made of the premises. However, total sales shall exclude revenue derived from the telephone department, condominium rentals; credit card company, travel agent, and tour operator commissions; and local, state, and federal taxes which are collected as a percentage of sales.

                (iii)  Lessee shall deliver to Lessor:

                     (A) Within 30 days after the end of each quarter of a calendar year:

                          (1) A statement in writing signed by
      the principal accounting officer of the Lessee setting forth the gross room rentals and total sales for the previous quarter derived by Lessee, and

                          (2) A check for the amount of the
      excess, if any, of the percentage rent for such quarter over the base rent paid for such quarter; and

                     (B) Within 120 days after the expiration of each calendar year during the term:

                          (1) A statement in writing, duly sworn
      to by its chief accounting officer and prepared by an independent certified public accountant, setting forth the gross room rentals and total sales during such calendar year derived by Lessee, and accompanied by a payment to Lessor of the excess of percentage rent, if any, payable for such period as determined by such statement over the percentage rent for such period actually paid by Lessee, and

                          (2) To the extent required by the
      holder of any permanent loan on the premises, annual financial statements, certified by an independent certified public accountant of the Lessee for its fiscal year most recently ended.

                (iv) Lessee shall keep at the premises accurate books and records of gross room rentals and total sales, all in accordance with the Lessee's regular system of accounting. For a period not to exceed three years after the receipt of the statement required in subparagraph 1(b)
      (iii)(B)(l) and on reasonable notice, at reasonable times and with the opportunity to have a representative present, Lessee shall permit Lessor or its agents to have access to and to inspect its books and records containing information pertaining to said gross room rentals and total sales for the purpose of examination and verification, including any tax returns of the Lessee. The acceptance and retention by Lessor of the yearly statements or any of them and the acceptance and retention by Lessor of payments of percentage rent, if any, accompanying such yearly statements, shall not preclude Lessor from subsequently questioning such yearly statements or any of them nor preclude Lessor from employing independent accountants to audit such yearly statements or any of them, provided that such questioning or audit must occur within the three-year period hereinabove mentioned in this subparagraph.

                (v) Lessee shall provide in any management agreement for the furnishing of such statements and reports by such manager as will allow Lessee to meet reporting requirements to the Lessor as described herein.

                (vi) If, upon an audit by independent auditors selected by Lessor of the books and records of Lessee or its manager, a statement dealing with percentage rent is found to be incorrect to the extent of more than 2% of the amount reported, Lessee shall pay for such audit. If such audit shall show a deficiency for the period covered, the amount thereof shall be paid promptly by Lessee, together with interest at the rate specified herein for overdue rent. If such audit shall show rent to be overpaid, the excess shall be applied on any amounts then due to Lessor by Lessee and the balance, if any, shall be refunded to Lessee.

                (vii) At Lessee's option, exercisable only during the first twelve months of the lease term, Lessee may adjust the end of the lease year (and the quarters thereof) on which percentage rent is reported from the end of a calendar year as now required to the end of a fiscal year coinciding with Lessee's fiscal year, regardless of whether the first such period has less than twelve full calendar months. Percentage rent for a period shorter than twelve full calendar months at the beginning and the end of the lease term shall be ratably computed.

           (c)  Overdue Rent.  All overdue rent shall bear interest at
                ------------
      the rate specified in paragraph 7 of Article XII.

                               ARTICLE III
                               -----------

                           Lessor's Covenants
                           ------------------

      The Lessor hereby represents, warrants and covenants with the Lessee as follows:

           1.  Quiet Enjoyment.  Upon payment by the Lessee of the rent
               ---------------
as aforesaid and upon observance and performance of the covenants and conditions by the Lessee hereinafter contained, the Lessee shall peaceably hold and enjoy said premises for the term hereby demised.

           2.  Authority.  Neither the execution of this lease nor the
               ---------
consummation of the transactions contemplated hereby shall:

           (a) Violate any provision of law or judgment, writ, injunction, order or decree of any court of governmental authority relating to Lessors; or

           (b) Result in the creation or imposition of any lien or encumbrance upon the premises or breach any instrument affecting the premises except this lease and the rights granted Lessee by it; or

           (c) Result in or constitute a breach or default (or an occurrence which, by the lapse of time and/or the giving of notice, would constitute a breach or default) under any indenture, contract, other commitment or restriction to which Lessor is a party or by which it is bound; or

           (d) Require any consent, vote or approval which has not been or, at the time of the transaction involved, shall not have been given or taken.

           3.  No Violation of Agreements.  Neither Lessee's operation
               --------------------------
of the hotel as contemplated by this lease or the operation of the retail or service facilities for which subletting is permitted under paragraph 9 of
Article IV hereof violates any agreement of any type to which the Lessor is a party, or to which the premises would be subject.

           4.  Lien or Encumbrance.  No lien or encumbrance upon the
               -------------------
premises shall be created or imposed except this Lease and the rights granted Lessee by it.

                               ARTICLE IV
                               ----------

                           Lessee's Covenants
                           ------------------

           The Lessee hereby represents, warrants and covenants with the Lessor as follows:

           1.  Payment of Rent.  The Lessee will pay all the rents and
               ---------------
other charges herein reserved in lawful currency of the United
States of America at the times and in the manner aforesaid to the Lessor, or to such other person or corporation as shall be designated by the Lessor in writing, without any deduction and without any notice or demand.

           2.  Taxes and Assessments.  (a)  Lessee will pay and
               ---------------------
discharge, without notice or demand, before the same become delinquent, all taxes and assessments of every description to which the premises or any part thereof or improvements thereon of Lessor or Lessee, in respect thereof, are now, or, during said term, may be assessed or become liable, whether assessed or payable by Lessor or Lessee, including without limiting the generality of the foregoing, all real or personal property taxes or assessments, all hotel room taxes and other taxes levied by reason of the particular use of the premises made by the Lessee or anyone claiming under the Lessee and all other excise taxes payable by reason of Lessee's payment hereunder or Lessor's receipt hereunder of rent, taxes or any other outgoings of any description whatever, but excluding income taxes of Lessor. All such taxes shall be prorated as of the dates of commencement and expiration respectively of this lease. With respect to any assessment made under any betterment or improvement law which may be payable in installments, Lessee shall be required to pay only such installments of principal together with interest on unpaid balances thereof as shall be applicable to periods covered by the term of this lease. Lessee will also pay all conveyance and transfer taxes imposed by the State of Arizona or by any city, county or other political subdivision thereof or by any agency or instrumentality of any of the foregoing in respect to this lease. Nothing herein contained shall prevent the Lessee from contesting in good faith, by any appropriate proceedings commenced before the same becomes delinquent, the validity or amount of any such tax or assessment, nor require the payment thereof until the final determination of such contest; provided, however, that the Lessee will pay all such taxes and assessments, together with all interest, penalties, fines and costs accrued thereon or imposed in connection therewith, forthwith upon the commencement of proceedings to foreclose any lien which attached to the demised premises or any part thereof as security therefor or within such further time as may be duly allowed by any stay of such foreclosure proceedings; provided, further, that if the Lessee shall fail to pay any such taxes or assessments as herein provided, the Lessor may at any time thereafter pay the same, together with any interest, penalties, fines and costs accrued thereon or imposed in connection therewith, and the Lessee will repay to the Lessor, upon demand therefor the full amount so paid by the Lessor, together with interest.

           (b) The provisions of this lease shall not be deemed to require Lessee to pay municipal, county, state or federal capital stock levy, estate, succession, inheritance, gift or transfer taxes of Lessor, or corporation franchise taxes imposed upon any corporate owner of the fee of the premises. It is agreed that in the event the state in which the premises is located or any taxing authority thereunder changes or modifies the system of taxing real estate so as to tax the rental income from real estate in lieu of or in substitution (in whole or in part) for the general real estate taxes and so as to impose a liability upon Lessor for the amount of such tax, then Lessee shall be liable under this lease for the payment of taxes so imposed during the term of this lease to the same extent as though the alternative tax was a tax upon the value of the premises. In order to determine the amount of such alternative tax for which Lessee shall be liable, the premises shall be considered as if it were the only asset of Lessor, and the rent paid hereunder shall be considered as if it were the only income of Lessor.

           In the event that any tax pursuant to the foregoing shall not be an alternative tax, but shall be a tax or license fee or other outgoing on the privilege of the renting, leasing or letting by Lessor to Lessee of the premises covered by this Lease, or on the rents payable by Lessee to Lessor hereunder, Lessee shall not be obligated by this Lease to pay such tax, license fee, or other outgoing, but if such tax, license fee or other outgoing is nevertheless required to be paid by Lessee, the Lessor agrees to adjust rent so that the net effect to Lessee shall not be altered by such non-alternative form of tax, license fee or other outgoing.

           3.  Rates and Other Charges.  Lessee at Lessee's expense
               -----------------------
will pay and discharge, or will cause to be paid or discharged, when due and without any notice or demand, all charges, duties and rates, and other outgoings of every description for electricity, gas, telephone, refuse collection, sewage disposal, water or any other utilities or services to which the premises, or any part thereof, or improvement thereon, of Lessor or Lessee in respect thereof, may during said term be assessed or become liable, whether assessed to or payable by Lessor or Lessee. Lessee will also pay to Lessor on demand, interest on all delinquent rates and charges hereunder payable by Lessee to Lessor from the respective due dates thereof until fully paid.

           4.  Improvements Required by Law.  The Losses will at its
               ----------------------------
own expense during the whole of said term make, build, maintain and repair all fences, roads, curbs, sidewalks, sewers, drains, parkways and parking areas and other improvements which may be lawfully required to be made, built, maintained and repaired upon or adjoining or in connection with or for the use of the demised premises or any part thereof, except as otherwise provided herein. Nothing herein contained shall prevent the Lessee from contesting in good faith, by any appropriate proceedings prosecuted in diligent and timely manner, the validity of any such legal requirements nor, if so permitted, by the applicable laws or ordinances, defer the performance thereof until the final determination of such contest; provided, however, that said premises or any interest therein shall not thereby be jeopardized, and the Lessee shall indemnify and hold the Lessor harmless from all such legal requirements and all interest, penalties, fines and costs accrued thereon or imposed in connection therewith; provided, further, that if the Lessee shall fail to perform such legal requirements as herein provided, the Lessor may at its option perform the same together with payment of any interest, penalties, fines and costs accrued thereon or imposed in connection therewith, and the Lessee will repay to the Lessor on demand the cost or performance and the amount so paid by the Lessor, together with interest.

           5.   Repair of Improvements.  Subject to the provisions
                ----------------------
hereinafter contained in Article V relating to insurance of buildings and in Article VII relating to condemnation, the Lessee will at its own expense from time to time and at all times during said term well and substantially repair, maintain, and keep all building and other improvements at any time during said term existing on the demised land, including without limitation all landscaping thereon, with all necessary reparations whatsoever, in good order and such condition as may be required for a first class facility constructed in accordance with the plans and specifications approved by the Lessor or as hereinafter provided, reasonable wear and tear excepted, provided that:

                (a) Lessee shall not be in default in the performance of Lessee's covenants contained in paragraph 5 of this Article IV if Lessee shall commence within 60 days after the receipt of notice and thereafter diligently prosecute all work necessary to repair and make good all defects required by the terms of this lease to be repaired and made good by the Lessee of which notice shall be given by the Lessor. If the Lessee shall refuse or neglect to commence such repairs within said period and thereafter to diligently prosecute the same, the Lessor may make such repairs or cause the same to be made and shall not be responsible to the Lessee for any loss or damage that may be caused to the property or business of the Lessee by reason thereof, and if the Lessor shall make such repairs or cause the same to be made, the Lessee shall pay forthwith on demand to the Lessor the cost thereof with interest.

                (b) Lessee may from time to time during said term demolish, remove, and dispose of any and all buildings and improvements constructed on the demised land; provided, however, Lessee has made all necessary financial arrangements to construct and within a reasonable time after any such demolition Lessee shall construct on the demised land buildings or other improvements having a value when completed of not less than the value of the buildings or other improvements so demolished except as provided in Article V.

           6.  Observance of Laws.  The Lessee will during the whole of
               ------------------
said term keep the demised premises in a strictly clean and sanitary condition and observe and perform all laws, ordinances, rules and regulations whether now or hereafter made by any governmental authority for the time being applicable to said premises or the use thereof, and will indemnify the Lessor against all actions, suits, claims and damages by whomsoever brought or made by reason of the nonobservance or nonperformance of said laws, ordinances, rules and regulations or of this covenant. Nothing herein contained shall prevent the Lessee from contesting in good faith, by any appropriate proceedings prosecuted in diligent and timely manner, the validity of any such laws, ordinances, rules and regulations nor, if so permitted, by the applicable laws or ordinances, defer the performance thereof until the final determination of such contest; provided, however, that said premises or any interest therein shall not thereby be jeopardized, and the Lessee shall indemnify and hold the Lessor harmless from all such laws and all interest, penalties, fines and costs accrued thereon or imposed in connection therewith; provided, further, that if the Lessee shall fail to perform any such laws as herein provided, the Lessor may at its option perform the same and make payment of any interest, penalties, fines and costs accrued thereon or imposed in connection therewith, and the Lessee will repay to the Lessor on demand the cost of such performance and the amount so paid by the Lessor, together with interest.

           7.  Inspection of Premises.  The Lessee will permit the
               ----------------------
Lessor and its agents at all reasonable times during said term to enter the demised premises and examine the state of repair and condition thereof, with the Lessee afforded an opportunity to have a representative present.

           8.  Waste and Unlawful Use.  The Lessee will not knowingly
               ----------------------
make or suffer any strip or waste or unlawful, improper or offensive use of the demised premises or any part thereof.

           9.  Assignment and Sublease.  (a)  Lessee may not
               -----------------------
assign this lease or sublet the premises or any part thereof without the prior written consent of Lessor, which consent will not be unreasonably withheld; provided, however, that Lessee, without any additional consent being required from Lessor, may assign its entire leasehold interest herein to a limited partnership with not more than thirty-five (35) limited partners, which limited partnership shall assume all of the obligations of this lease, and shall deliver a counterpart original of a document in form for recordation pursuant to which such limited partnership assignee agrees to assume and perform all the terms and conditions of this lease on Lessee's part from and after the effective date of such assignment, and shall enter into a management agreement with Associated Inns & Restaurants Company of America ("AIRCOA") retaining AIRCOA as an independent contractor to provide management for the hotel. In the event of an assignment to a limited partnership as provided herein, the assignee shall be entitled to all benefits hereof with the same force and effect as if such assignee were the original Lessee hereunder and the following exculpatory provisions shall apply for the benefit of such assignee.

                (b) This lease and any other agreement,
obligation or liability made, entered into or incurred by or. on behalf of such partnership with the Lessor or its assigns, binds only the assets of the partnership (which assets shall not include the net worth or assets, of either the persons or entities, or both, who or which from time to time may be partners of the partnership), and no partner, general or limited, or agent of the partnership assumes or shall be held to any personal liability therefor. Without limiting the generality of the foregoing, execution of any agreement or the making or entering into or incurring of any liability by any one or more of the general partners, who or which may at any time be general partners of such partnership, shall not constitute their personal or individual obligations, either jointly or severally, in any capacity whatsoever; no general partner shall be sued or named, nor shall service or process be made against any general partner except as may be necessary to secure jurisdiction of the partnership and any property of the partnership, nor shall a deficiency or other judgment be taken against any such general partner, and if any such judgment is taken against any such general partner, the same shall be vacated and satisfied at the earliest opportunity nunc pro tunc; and in the event an amount less thant the amount set forth in any judgment is recovered, the docket shall be satisfied insofar as any general partner is concerned, and the holder of the judgment shall waive, abandon and forfeit any and all further rights it may or could have against any general partner. These exculpatory provisions shall be applicable to any warranty, covenant or agreement contained in the instruments referred to herein or imposed by statute or at common law. These exculpatory provisions shall inure to the benefit of and be enforceable by or on behalf of the partnership or by any partner or agent of the partnership and its or their respective heirs, representatives, successors and assigns. The successors and assigns of the partnership, its agents and partners shall include, but shall not be limited to any partnership, corporation, association or other person or entity which assumes or agrees to perform all or part of the obligations imposed by this lease or a related instrument on the partnership, its agents or partners, whether such assumption occurs by agreement or consent or by operation of law and whether such assumption follows a dissolution of the partnership or incorporation of the partnership or is in connection with a merger or consolidation affecting the partnership or its successors or assigns.

                (c) Lessor hereby expressly consents without any further act required of it to any existing sublease of space within the premises and agrees that Lessee may, with the prior written consent of Lessor, enter into subsequent subleases of space available on the premises for retail and/or service operations such as food and beverage facilities, beauty shop, barber shop, gift shop, flower shop, sundries area, transportation and travel or other services or businesses customarily found in hotels similar to the operation as from time to time conducted on the premises.

           10.  Costs and Expenses of Lessor and Lessee.  The Lessee
                ---------------------------------------
will pay to the Lessor all costs and expenses, including reasonable attorneys' fees, incurred or paid by the Lessor in enforcing any of the covenants and conditions herein contained, in recovering possession of the demised premises or any part thereof or in collecting any delinquent rent, taxes or other charges hereunder payable by the Lessee, or incurred by or imposed upon the Lessor by or in connection with any litigation commenced by or against the Lessee (other than condemnation proceedings) to which the Lessor shall, without fault, be made party. Conversely, the Lessor will pay to the Lessee all costs and expenses, including reasonable attorneys' fees, incurred or paid by Lessee in enforcing any of the covenants and conditions herein contained or incurred by or imposed upon the Lessee by or in connection with any litigation commenced by or against the Lessor (other than condemnation proceedings) to which the Lessee shall, without fault, be made party.

           11.  Indemnity.  The Lessee will indemnify and hold the
                ---------
Lessor harmless from and against all claims for property damages, personal injury or wrongful death, arising out of or in connection with the use or occupancy of the demised premises by the Lessee or any other person claiming by, through or under it, or any accident or fire on said premises, or any nuisance made or suffered thereon, or any failure of the Lessee to maintain said premises in a safe condition, and the Lessee will also reimburse the Lessor for all costs and expenses, including reasonable attorney's fees, paid or incurred by the Lessor in connection with the defense of any such claims, except that Lessee shall not be obligated to indemnify or hold Lessor harmless for any loss, damage, cost or expense caused by the Lessor's willful act or negligence.

           12.  Liability Insurance.  At no cost to the Lessor, the
                -------------------
Lessee will effect and maintain or cause to be effected and maintained during the whole of said term a policy or policies of comprehensive general liability insurance covering the Lessor and the Lessee with respect to personal injury (including death) and property damage occurring on or by reason of the use of the demised premises in form and with coverage satisfactory to and approved by the Lessor, with minimum single limit of not less than FIVE MILLION DOLLARS ($5,000,000) in any insurance company or companies reasonably satisfactory to the Lessor, and will from time to time upon receiving the same deposit promptly with the Lessor copies or evidence of such policies of insurance and every receipt for premiums paid thereon. Lessor reserves the right to review periodically during the term of this lease the adequacy of the aforementioned coverage based on practices in the State of Arizona and to require increases in coverages if justified by sound business judgment.

           13.  Bond and Indemnity Against Liens.  (a)  Prior to the
                --------------------------------
commencmnt of any construction oil the demised premises of any building or other improvement or any remodeling, replacement or alteration of or addition to any building on said premises, the cost of which construction, remodeling, replacement, addition or alteration exceeds TWENTY-FIVE THOUSAND DOLLARS ($25,000), the Lessee will obtain the written approval by the Lessor of plans for such work and deposit with the Lessor satisfactory evidence that the contractor for such construction has obtained a bond from a financially responsible and recognized surety naming the Lessor and the Lessee as obligees as their respective interests may appear, in an amount not less than one hundred per cent
(100%) of the total construction cost thereof and in form and with surety satisfactory to the Lessor, guaranteeing that such construction shall be free and clear of all mechanics' and materialmen's liens; provided that the Lessee may, in lieu of such lien bond, provide other comparable security in form and substance reasonably acceptable to the Lessor guaranteeing that such construction shall be free and clear of all mechanics' and materialmen's liens. Prior to commencing any construction on the demised premises, the Lessee shall also furnish evidence showing to the reasonable satisfaction of the Lessor that the Lessee has or will have available to it sufficient funds to pay the cost of such construction.

                (b) The Lessee will promptly discharge or cause to be discharged every attachment, judgment, lien, charge or encumbrance of any nature which may be filed against the demised premises or any improvements thereon, or to which the demised premises or any erection or improvement thereon or the estate of the Lessee therein at any time during said term shall become subject, other than any permitted mortgage of this lease as herein provided. Nothing herein contained shall prevent the Lessee from contesting in good faith, by any appropriate proceedings prosecuted in diligent and timely manner, the amount or validity of any such attachment, judgment, lien, charge or encumbrance nor, if so permitted, by the applicable laws or ordinances, require the payment thereof until the final determination of such contest; provided, however, that said premises or any interest therein shall not thereby be jeopardized, and the Lessee shall indemnify and hold the Lessor harmless from all such attachments, judgments, liens, charges and encumbrances and all interest, penalties, fines and costs accrued thereon or imposed in connection therewith; provided, further, that if the Lessee shall fail to pay any such attachment, judgment, lien, charge or encumbrance as herein provided, the Lessor may at its option pay the same together with any interest, penalties, fines and costs accrued thereon or imposed in connection therewith, and the Lessee will repay to the Lessor on demand the full amount so paid by the Lessor, together with interest.

           14.  Surrender.  At the end of said term or sooner
                ---------
determination of this lease, the Lessee will peaceably deliver up to the Lessor possession of the land hereby demised together with all buildings and other permanent improvements thereon by whomsoever made, in good repair, order and condition, except as provided in Articles V and VII hereof; provided, however, that if the Lessee shall not then be in default hereunder, it may prior to termination of this lease remove from the demised premises any furnishings and trade fixtures installed by it during said term upon condition that the Lessee shall at its own expense repair to the satisfaction of the Lessor, prior to termination of this lease, all damage caused by such removal.

           15.  Encroachment.  Lessee acknowledges that the fence
                ------------
around the tennis courts and flood lights on the premises encroach upon the adjoining property known as "The Shores" a condominium project, and Lessee agrees that Lessee has the sole obligation to use its best efforts to eliminate such encroachment or to obtain an easement for the same at Lessee's expense on or before December 31, 1978; and, in any event, Lessee agrees to hold Lessor harmless from and against all claims, demands or damages arising out of or in connection with such encroachment.

                                ARTICLE V
                                ---------

                         Insurance of Buildings
                         ----------------------

           1.  Fire and Other Insurance.  At no cost to the Lessor, the
               ------------------------
Lessee will at all times during said term keep or cause all buildings on the demised land to be kept insured against loss or damage by fire and the risks covered by the Standard Extended
Coverage Endorsement, including demolition costs, and rental insurance in an amount sufficient in the event of damage or destruction to pay at least the next one (1) year's rent
(including the base rent and the average of the percentage rent paid over the preceding three lease years) hereunder with all real property taxes, assessments and other charges, in an insurance company or companies reasonably satisfactory to Lessor, and such other insurance as is customarily maintained for comparable projects, in an amount sufficient to prevent Lessor or Lessee from becoming co-insurers under provisions of applicable policies of insurance, but in any event in an amount not less than eighty percent (80%) of the full insurable value thereof (replacement value without any deduction for depreciation), excluding the cost of improvements below ground level and other matters customarily not insured (e.g., architects' fees, foundations, etc.) and will pay all premiums thereon when due and will from time to time upon receiving the same deposit promptly with the Lessor all policies of such insurance or true copies thereof and every receipt for premiums paid thereon.

           2.  Payment of Insurance Proceeds.  Every policy of such
               -----------------------------
insurance shall be issued to cover and insure all the interests in said buildings of the Lessor, the Lessee and the mortgagee, if any, as their respective interests shall appear, and, except for any rental value, use and occupancy, or personal property insurance of the Lessee and except for any single casualty for which the proceeds do not exceed $25,000 (or such greater or lesser figure as may be established by Lessee's mortgagee), shall be made payable in case of loss or damage to a bank or trust company authorized by law to exercise corporate trust powers in the State of Arizona and having its principal office in Arizona as shall from time to time be designated by Lessee with the approval of Lessor, which approval of the Lessor will not be unreasonably withheld, as trustee of all proceeds of such insurance; provided, however, that in the event such proceeds have been made payable to or otherwise required to be made available to a Leasehold Mortgagee or Fee Mortgagee, then any such mortgagee shall be the recipient of such funds and references hereinafter to trustee shall refer to such mortgagee. Said trustee shall have no obligation whatsoever to effect, maintain or renew such insurance, nor to attend to any claim for loss or damage thereunder or the collection of any proceeds thereof, nor to incur any expense therefor, and shall be responsible only for the proper custody and application as herein provided of all proceeds of such insurance that shall actually come into its possession, and all fees and expenses of said trustee for or in connection with its services shall be paid by the Lessee.

           3.  Use of Insurance Proceeds.  In case said buildings or
               -------------------------
any part thereof shall be destroyed or damaged by fire or other such casualty herein required to be insured against, then and as often as the same shall happen, all proceeds of such insurance, including the interest therein of the Lessor and the Lessee, excluding the proceeds of any rental value, use and occupancy, or personal property insurance, shall be available for and used with all reasonable dispatch by the Lessee, in accordance with customary construction loan disbursement procedures, in rebuilding, repairing or otherwise reinstating the building or buildings so destroyed or damaged in a good and substantial manner so that it shall be of the same usefulness, value and utility as immediately before such damage or destruction, provided, however, that there shall be no obligation imposed upon Lessee to rebuild or restore beyond the extent of insurance proceeds received, aud further provided, however, in case (i) any buildings on the demised land shall be so destroyed or damaged during the last 10 years of the lease term, measured at the time of the occurrence, (ii) the cost of such repair or restoration would exceed $1,000,000 and (iii) if in the sound reasonable judgment of Lessee the buildings cannot be timely and adequately restored, repaired or reconstructed so that it shall be of the same usefulness, value and utility as immediately before such damage or destruction, capable of producing after the payment of all operating expenses thereof, the base rent, percentage rent and other charges herein reserved, the debt service charges on any then existing Fee and Leasehold Mortgages and after the performance of all covenants, terms agreements and provisions herein and by law provided to be performed and paid by the Lessee, a fair and reasonable net annual income as determined by Lessee in its sole discretion, then the Lessee may at its own expense promptly remove from the demised premises all buildings, improvements and trade fixtures and restore said premises to good, orderly and sanitary condition and even grade and may then surrender this lease, and such insurance proceeds shall thereupon be applied: first, in payment of any amount necessary to obtain the release of any Fee or Leasehold Mortgage; second, to the cost of demolition and removal of the buildings, improvements and trade fixtures after deducting from such cost any salvage value; third, to the Lessor in an amount equal to the lesser of the remaining insurance proceeds or the Lessor's interest in the insurance proceeds; and fourth, the balance if any, to the Lessee. The respective interests of the Lessor and the Lessee in any proceeds of such insurance payable for loss or damage to any such building shall be fixed and determined as of the date of such loss or damage as follows:

                (a) The interest of the Lessor therein shall be the value on the date of such loss or damage of the reversionary interest of the Lessor in any such building (taking the then existing date of expiration of the term of this lease, and assuming the total value of such building is equal to the total insurance proceeds payable for loss or damage), computed at compound interest at a rate equal to the immediately preceding 5 year average of the Federal Reserve Rediscount Rate for the Tenth District or such other district as shall then be used by banks in Arizona as applicable thereto (but not more than eight per cent (8%) per annum), with any fractional year to be rounded to the nearest whole; provided, however, that the interest of the Lessor shall include all proceeds of such insurance payable for or on account of any building or part hereof constructed by the Lessor.

                (b) The interest of the Lessee shall be the balance of such insurance proceeds after first deducting therefrom the amount of the interest of the Lessor therein as hereinbefore defined.

           4.  Rental Insurance Proceeds.  The amount of any rental
               -------------------------
insurance proceeds shall serve as security for the Lessee's payment of rent, taxes, rates, charges and other sums due hereunder and the Lessor shall be entitled to receive an assignment of so much thereof as is necessary to assure such payment, subject and subordinate to any assignment to the holder of a Fee Mortgage.

                               ARTICLE VI
                               ----------

                           Leasehold Mortgages
                           -------------------

           1.  Consent to Leasehold Mortgages.  Lessee may from time to
               ------------------------------
time and at any time, but only with the prior written consent of Lessor, which consent will not be unreasonably withheld, assign this lease by way of one or more mortgages, deeds of trust or other transfer for security, including, without limitation, second leasehold mortgages, wraparound mortgages and construction loans or permanent loans, (herein called a "Leasehold Mortgage") to any lending institution defined as any commercial bank, trust company, savings and loan association, real estate investment trust, pension fund or trust, or insurance company with assets of not less than $100,000,000 (herein, with its successors and assigns thereof, called the "Leasehold
Mortgagee"); provided, however, that every Leasehold Mortgage shall be expressly subject and subordinate to all the terms, covenants, conditions and provisions of this lease, which shall control in case of any conflict with the provisions of such mortgage, and no Leasehold Mortgage shall in any way encumber or otherwise affect Lessor's interest in the demised premises or under this lease nor be deemed to constitute a waiver of any rights of Lessor hereunder; provided, further, that upon execution of any Leasehold Mortgage or assignment thereof a fully executed copy of such mortgage or assignment, together with a written statement of the place in which the same is recorded or filed for record and its number or other identification of record and of the post office address of the Leasehold Mortgagee or assignee and a true copy of the note, bond or other evidence of the obligation thereby secured, shall be delivered promptly to Lessor, and upon such delivery the Leasehold Mortgage or assignment thereof shall have the effect on Lessor as is provided herein in the enforcement of any terms, covenants, conditions or provisions hereof or of any rights or remedies herein or by law provided. The Leasehold
Mortgagee may enforce such mortgage and acquire title to the leasehold estate in any lawful way, aud pending foreclosure of such mortgage may take possession of and rent said premises, or cause any person having the relationship of an independent contractor to the mortgagee to take possession of and rent said premises, and upon foreclosure thereof (or in the event of any sale or other transfer thereof in lieu of foreclosure) may without further consent of the Lessor sell and assign the leasehold estate by assignment in which the assignee shall expressly assume and agree to observe and perform all the covenants of the Lessee herein contained, and such assignee may make a purchase money mortgage of this lease to the assignor or any other lending institution; provided, however, that upon the execution of any such mortgage or assignment, a true copy thereof shall be delivered promptly to the Lessor, and no other or further assignment of this lease for which any provision hereof requires the written consent of the Lessor shall be made without such consent. The Leasehold Mortgagee and any independent contractor to the Leasehold Mortgagee shall be liable to perform the obligations herein imposed on the Lessee only during the period it has possession or ownership of the leasehold estate.
Nothing herein or in any Leasehold Mortgage shall subordinate or be deemed to require or provide for the subordination to the lien of such mortgage of any estate, right, title or interest of Lessor in or to the demised premises or this lease.

           2.   Protection of Leasehold Mortgagee.  During the
                ---------------------------------
continuance in effect of any Leasehold Mortgage as a lien on Lessee's leasehold estate hereunder:

           (a) Lessor and Lessee shall not enter into any agreement providing for or accept a surrender or modification of this lease which would decrease the term, increase the rent, extend the time for payment or accelerate the payment of rent or otherwise increase the liability of Lessee without the prior consent in writing of the Leasehold Mortgagee.

           (b) Lessor, upon serving upon Lessee any notice of default or any other notice under the provisions of or with respect to this lease, shall also serve a copy of such notice upon the Leasehold Mortgagee, and no notice by Lessor to Lessee hereunder shall be deemed to have been duly given unless and until a copy thereof has been so served. The Leasehold Mortgagee shall thereupon have the same period, after service of such notice upon it, for remedying any default or causing the same to be remedied, as is given Lessee after service of such notice upon it, plus in each case an additional period of sixty (60) days after the expiration thereof and, anything herein contained to the contrary notwithstanding, if the Leasehold Mortgagee shall have paid to Lessor all rent and other payments herein provided for then in default, and shall have complied or shall be engaged diligently in the work of complying with all the other requirements of this lease, if any, then in default and as to which notice has been given and shall complete the same, then and in such event Lessor shall not be entitled to and shall not serve any notice terminating this lease; provided, however, that this shall not in any way affect, diminish or impair the right of Lessor, subject to the provisions of this
Article VI, to terminate this lease or to enforce any other remedy upon the non-payment of any sum thereafter payable by Lessee or upon any other subsequent default in the performance of any of the obligations of Lessee hereunder.

           (c) Any Leasehold Mortgagee, in case Lessee shall be in default hereunder, shall within the period and otherwise as herein provided, have the right to remedy such default, or cause the same to be remedied, and Lessor shall accept such performance by or at the instance of the Leasehold Mortgagee as if the same had been made by Lessee. For such purpose Lessor and Lessee hereby authorize the Leasehold Mortgagee to enter upon the demised premises and to exercise any rights and powers of Lessee or Leasehold Mortgagee under this lease, and subject to the provisions of this lease, any of the mortgagee's rights and powers under the Leasehold Mortgage.

           (d) For the purposes of this Article VI, no default shall be deemed to exist in respect of the performance of work required to be performed, or of acts to be done, or of conditions to be remedied, if adequate steps shall, in good faith, have been commenced promptly to rectify the same and shall be prosecuted to completion with diligence and continuity, and any default consisting of Lessee's failure promptly to discharge any unpermitted lien, charge or encumbrance against the demised premises junior in priority to any Leasehold Mortgagee shall be deemed to be remedied if any appropriate action shall be instituted to foreclose within the period herein provided for remedying such default and thereafter prosecuted in a diligent and timely manner.

           (e) Anything herein contained to the contrary notwithstanding, upon the occurrence of any default under this lease, other than a default in the payment of money, Lessor shall take no action to effect a termination of this lease without first giving to the Leasehold Mortgagee written notice thereof and a reasonable time thereafter within which either (i) to obtain possession of the mortgaged property (including possession by a receiver) and to cure such default after obtaining possession, in the case of a default susceptible of being cured by the Leasehold Mortgagee, or (ii) to institute, prosecute and complete foreclosure proceedings or otherwise acquire Lessee's interest under this lease with diligence, in the case of a default not susceptible of being cured by the Leasehold Mortgagee or that may be cured by such proceedings; provided, however, that (1) the Leasehold Mortgagee shall not be obligated to continue such possession or to continue such foreclosure proceedings after such default shall have been cured, and (2) nothing herein contained shall preclude Lessor, subject to the provisions of this Article VI, from exercising any rights or remedies under this lease with respect to any other default by Lessee during the pendency of such foreclosure proceedings. Any default by Lessee not susceptible of being cured by the Leasehold Mortgagee shall be deemed to have been waived by Lessor upon completion of such foreclosure proceedings or upon such acquisition of Lessee's interest in this lease.

           (f) In case of termination of this lease by reason of a default hereunder, Lessor shall give written notice thereof promptly to every Leasehold Mortgagee, and if the Leasehold Mortgagee shall have paid, or arranged to the reasonable satisfaction of Lessor for the payment of, all rent and other charges due and payable by Lessee under this lease as of the date of such termination, together with the rent and other charges which but for such termination would have become so due and payable from the date of such termination through the date of the request by the Leasehold Mortgagee referred to below, less the sum of all rent and other charges paid to Lessor by sublessees, tenants and concessionaires pursuant to the last sentence of this sub-paragraph (f), and shall have arranged to the reasonable satisfaction of Lessor for the curing of any default (excepting a default of Lessee which is not susceptible of being cured by the Leasehold Mortgagee including, without limitation, the removal of any unpermitted liens junior in priority to the mortgage of the Leasehold Mortgagee), then Lessor, upon the written request of the Leasehold Mortgagee given any time prior to sixty (60) days after such notice of termination, aud upon payment of all expenses, including attorneys' fees, incident thereto, will execute and deliver to the Leasehold Mortgagee a new lease of the demised premises, including the buildings, structures and other improvements then located thereon. If more than one Leasehold Mortgagee makes written request upon Lessor for a new lease as herein provided, the new lease shall be delivered to the Leasehold Mortgagee requesting such new lease whose mortgage was prior in lien, and the written request of the holder of any mortgage subordinate in lien shall be void and of no force and effect. Said new lease shall be for a term equal to the remainder of the term of this lease before giving effect to such termination, and shall contain the same covenants, agreements, terms, provisions and limitations as this lease, subject only to the encumbrances set forth herein and acts done or suffered by the Lessee, except that the liability of the Leasehold Mortgagee under said new lease shall be limited to its period of ownership thereof, provided the party to whom said new lease is assigned by the Leasehold Mortgagee executes and delivers to Lessor at the time of such assignment an assumption, without limitation as to duration of liability, of all of the terms, covenants, agreements and conditions of said new lease. Upon the execution and delivery of said new lease the new lessee, in its own name or in the name of Lessor, may take all appropriate steps as shall be necessary to remove the Lessee from the demised premises, but Lessor shall not be subject to any liability for the payment of any fees, including counsel fees, costs or expenses, in connection therewith; and said new lessee shall pay all such fees, including reasonable counsel fees, costs and expenses, or, on demand, make reimbursement therefor to Lessor. Termination of this lease shall not forthwith terminate any subleases, tenancies and concessions then subsisting with respect to the demised premises, all of which shall continue in full force and effect for a period of ninety (90) days thereafter subject to the payment directly to Lessor as the same accrue of all rents and other charges thereunder payable for any part of said period, and in case of the request by the Leasehold Mortgagee for said new lease as herein provided all such subleases, tenancies and concessions shall continue in full force and effect under said new lease unless terminated by the Leasehold Mortgagee at its option within said ninety (90) day period. Said new lease shall in any event be subject to any subleases, tenancies and concessions which are not subject to termination by reason of Lessor having recognized them and agreed to accept attornment thereunder.

           (g) Lessor consents to a provision in the Leasehold Mortgage for an assignment of the rents, issues and profits of Lessee from the demised premises to the Leasehold Mortgagee, provided that such assignment to the Leasehold Mortgagee shall be therein expressed to be subject and subordinate to all remedies, rights and interests of Lessor under this lease.

           (h) Notices, demands and requests from Lessor to the Leasehold Mortgagee shall be mailed to the address furnished Lessor pursuant to paragraph 1 of this Article VI, and those from the Leasehold Mortgagee to Lessor shall be mailed to the address designated pursuant to the provisions of paragraph 9 of Article XII hereof. Such notices, demands and requests shall be given in the manner described in paragraph 9 of Article XII and shall in all respects be governed by the provisions of that paragraph.

           (i) Anything herein contained to the contrary notwithstanding, the provisions of this Article VI shall inure to the benefit of any holder of a Leasehold Mortgage.

           3.   Lessor's Option on Mortgage Default.  Lessee shall
                -----------------------------------
provide in every Leasehold Mortgage the right of the Lessor at its option, and Lessor is hereby granted the right to the extent provided by such Leasehold Mortgage, in case of any default by Lessee under such mortgage continuing beyond any period of grace therein provided for remedying such default and the maturity or acceleration by the Mortgagee of the debt thereby secured, to acquire by assignment all right, title and interest of the mortgagee in and to the mortgaged property under such mortgage upon payment by Lessor of the principal amount of indebtedness and all interest, advances, costs and other sums thereby secured.

           4.   Participation in Arbitration.  In  any circumstances
                ----------------------------
where arbitration is provided for under the Lease, Lessor agrees that Lessor will give any Leasehold Mortgagee notice of any demand by Lessor for any arbitration, and Lessor will recognize any such Leasehold Mortgagee, in the order of their priority if there is more than one, as a proper party to participate in the arbitration, whether or not the Lessee participates therein.

           5.   Certificates.  Lessor and Lessee will from time to time
                ------------
at reasonable intervals, within (30) days after request by each other or any Leasehold Mortgagee, certify in writing to each other and the Leasehold Mortgagee (a) that this lease is in full force and effect in accordance with its provisions herein set forth and unmodified or, if modified, stating all modifications thereof, (b) the dates to which rents and taxes hereunder have been paid, and (c) whether or not to the best knowledge of the certifying party the other party is in default in any respect hereunder and, if so, specifying each such default of which the certifying party has knowledge.

           6.   Modifications Required for Financing.  Lessor and
                ------------------------------------
Lessee acknowledge that Lessee will from time to time engage in financing that will involve a mortgaging of its leasehold estate and that the terms and conditions of this lease are of concern to a Leasehold Mortgagee. Lessor agrees that, if requested by a prospective Leasehold Mortgagee and by the Lessee, the Lessor will agree to modifications and amendments to this lease, provided such modifications and amendments do not decrease the Lessee's obligations under this lease or decrease the Lessor's rights under this lease in any material and adverse respect.

           7.   Exercise of Options to Extend.  Lessor and Lessee
                -----------------------------
acknowledge that a permitted mortgagee as the Lessee's attorney-in-fact may exercise the options to extend contained in this Lease and for that purpose Lessee hereby irrevocably appoints a permitted mortgagee as its attorney-in-fact to execute such papers on behalf of Lessee to the extent that Lessee has not previously exercised one or both of the aforementioned options to extend.

                              ARTICLE VI-A
                              ------------

                              Fee Mortgages
                              -------------

           1.   Consent to Fee Mortgage.  In addition to
                -----------------------
Lessee's right to encumber its leasehold estate as provided in Article VI, Lessee shall have the right, subject to the conditions described herein and in conjunction with Lessee's mortgaging of its leasehold estate, to require Lessor once only to encumber by mortgages or deeds of trust or other transfers for security including, without limitation, second leasehold mortgages, wraparound mortgages and construction loans or permanent loans (the "Fee Mortgage") the fee of the premises, under which the fee title to the premises shall be subordinated to the rights of the holder of the indebtedness secured by such Fee Mortgage, on the following terms and conditions:

           (a) Lessee shall not be in material default under the terms of this lease at the time any such request is made or at the time Lessor is required to execute the Fee Mortgage.

           (b) The Lessor shall not be liable for the payment of any obligation secured by the Fee Mortgage, nor for any expenses in connection therewith, and the note secured by the Fee Mortgage shall expressly negate any personal obligation of the Lessor or any right to have recourse against the Lessor.

           (c) The obligation secured by the Fee Mortgage (i) shall constitute the personal obligation of the Lessee (subject to the limitations of Article IV, Paragraph 9(b)) until fully satisfied, (ii) shall run only to a lending institution, defined as any commercial bank, trust company, savings and loan association, real estate investment trust or insurance company with assets of not less than $100,000,000, (iii) shall not exceed 75 percent of the combined fair market value of the premises and/or the proposed improvements, as determined by the lender, and (iv) shall be repayable in equal monthly stallments of principal and interest over a period of time not to extend beyond the term of this lease, including the duration of any options to extend that have been exercised.

           (d) The Fee Mortgage shall secure only a note executed by the Lessee for the purpose of obtaining (i) a construction loan for the construction, reconstruction, enlargement, alteration, renovation or repair of the improvements on the premises, (ii) a permanent loan to repay such construction loan, or (iii) loans, the total balances of which shall not exceed 75% of the combined fair market value of the premises and improvements as determined by the lender.

           (e) The Fee Mortgage, or related loan agreements, securing a note executed by the Lessee for the purpose expressed in (i) or (ii) (but not (iii) of paragraph 1(d) of this Article VI-A, shall require that the proceeds of the loan shall be used only for construction costs on the premises or for the refinancing of the balance of loans obtained to pay such construction costs. "Construction costs" for purposes of this lease shall mean all costs of Lessee incurred in connection with the construction of improvements upon the real estate including, without limitation, all building and site improvements and building equipment therein; building permits, premiums for fire, extended coverage, builder's risk, public liability, performance bond, labor and material payment bond, property and other insurance or bonds during construction; interest accrued on or imputed to borrower during the course of such construction in respect of monies borrowed in connection with such construction; architectural and engineering fees, accounting fees, appraisal fees, charges and premiums for searching and insuring title; printing and duplicating expenses incurred in connection with such construction, commitment fees, standby fees, mortgage brokerage fees, mortgage finders fees, accounting, legal, printing and duplicating expenses, title insurance costs, survey costs, closing and recording costs, consultation and development fees, pre-opening and/or pre-sale expenses, real estate taxes, furniture, fixtures and equipment to be utilized with the improvements to be constructed upon the premises and the rent under this lease during the period of construction.

           (f) The mortgage, in all cases, shall provide for, or comply with, the following:

                (i) Before exercising any right of acceleration of maturity, or any right of foreclosure against the Lessor's fee interest, as distinguished from Lessee's leasehold estate, the holder of the Fee Mortgage will give Lessor at least 20 days' written notice of all defaults claimed (in addition to notice to Lessee) and the holder of the Fee Mortgage will not thereafter exercise such right of acceleration or foreclosure so long as Lessor makes payments of all current installments of principal and interest and cures any other defaults reasonably curable by Lessor (which shall not include defaults such as the bankruptcy or insolvency of the Lessee);

                (ii) The holder of the Fee Mortgage shall consent to the use of fire or other casualty insurance or condemnation awards, in accordance with the provisions of this lease, for the restoration or repair of any damage caused by fire, casualty, or a taking in condemnation; and

                (iii) No provision shall prohibit Lessor's sale of its interest in the premises and this lease or provide for the acceleration of the indebtedness by reason of such a sale.

           (g) Lessee shall furnish Lessor with a true copy of the Fee Mortgage, the note secured thereby, and all other documents required by the lender.

           2.   Payment of Fee Mortgage.  Lessee covenants to and
                -----------------------
agrees with Lessor that all sums which fall due under any note secured by any Fee Mortgage on either Lessor's or Lessee's interest in the premises, or both, will be paid as and when due and that the Lessee as borrower will comply with all its obligations under the mortgage and the related loan documents.

           3.   Waiver of Marshalling.  Lessor hereby waives for
                ---------------------
itself, its successors and assigns, in the event of foreclosure of any Fee Mortgage, any equitable rights, otherwise available to it in respect to marshalling of assets hereunder, so as to require the separate sales of the fee estate and leasehold estate encumbered thereby or to require the Fee or Leasehold Mortgagee to exhaust its remedies as against either the fee estate or leasehold estate or proceeding against the other and, further in the event of such foreclosure, Lessor does hereby expressly consent to an offer at the option of the Leasehold Mortgagee to sell either separately or together the fee estate and leasehold estate, or otherwise, and to the merger prior to sale of the leasehold estate into the fee estate in order that the fee estate may be sold free and clear of such leasehold estate.

                               ARTICLE VII
                               -----------

                              Condemnation
                              ------------

           1.   Consequences of Condemnation. In the event at any time
                ----------------------------
or times during said term the demised premises or any part thereof shall be taken or condemned by any authority having the power of eminent domain, then and in every such case the estate and interest of the Lessee in any part of the demised premises so taken or condemned shall at once cease and determine; and the base rent herein reserved for the land hereby demised shall be reduced for and during the unexpired balance of said term, effective as of the date when the Lessee shall by reason of such taking or condemnation lose the right to possession of such part of the land hereby demised, to a fair rental, taking into account the extent of the loss of the premises, the economic effect on Lessor and Lessee of such loss and all other relevant circumstances. The Lessor and Lessee shall attempt to agree upon the reduction in rent caused by the condemnation but if Lessor and Lessee cannot reach agreement upon the reduction in rent within ninety (90) days after the date of the taking, the matter shall be determined by appraisal under the provisions set forth in paragraph 3 of Article XII hereof.

           2.   Compensation and Damages.  In every such case of taking
                ------------------------
or condemnation of the demised premises or any part thereof, all compensation and damages payable for or on account of any land hereby demised shall be payable first to the Fee Mortgagee and then to and be the sole property of the Lessor, and the Lessee shall have no interest in or claim to such compensation or any part thereof whatsoever. Any amount so paid to the Fee
Mortgagee for which Lessee is primarily liable shall then constitute an obligation owing by Lessee to Lessor, and such obligation (plus interest on the unpaid balance of such obligation at the same annual rate of interest as was specified in the note secured by the Fee Mortgage) shall be payable by Lessee to Lessor in equal monthly installments in such amount as to fully amortize such obligation over the remainder of the original term of the note secured by the Fee Mortgage, but with the right reserved to the Lessee to prepay such obligation, in whole or in part, at any time without penalty.

           All compensation and damages payable for or on account of any building or buildings and other improvements on the demised land shall be payable first to the Fee and Leasehold Mortgagees and then to the Lessor and the Lessee as their respective interests shall appear, and said respective interests in such compensation and damages payable for or on account of any such building or other improvement shall be fixed and determined as of the date when the Lessee shall by reason of such taking or condemnation lose the right to possession of such part of the demised premises so taken or condemned as follows:

           (a) The interest of the Lessor therein shall be the value on said date of the reversionary interest in said buildings and improvements taken (valued on the assumptions that the total value of the building and improvements taken is equal to the total compensation and damages therefor and that said buildings and improvements would revert to the Lessor at the then existing date of expiration of the term of this lease), computed at compound interest at a rate equal to the immediately preceding 5 year average of the Federal Reserve Rediscount Rate for the Tenth District or such other district as shall then be used by banks in Arizona as applicable thereto (but not more than eight per cent (8%) per annum), with any fractional year to be rounded to the nearest whole.

           (b) The Lessee's interest therein shall be the balance of such compensation and damages after first deducting therefrom the amount of the interest of the Lessor therein as hereinbefore defined.

           3.   Partial Taking of Improvements. In the event only part
                ------------------------------
of any building or improvement on the demised land shall be so taken or condemned, and Lessee shall not terminate this lease under paragraph 4 of this Article VII, then and in every such case, notwithstanding the foregoing provisions of this Article
VII, all compensation and damages payable for or on account of said building or improvement on the demised premises, including both the interest of the Lessor and the Lessee, shall be payable to such bank or trust company or other lending institution authorized by law to exercise corporate trust powers in the State of Arizona and having its principal office in Arizona as shall be designated by the Lessee with the approval of the Lessor, which approval the Lessor will not unreasonably withhold, as trustee of all such compensation and damages, provided, however, that in the event such compensation and damages have been made payable to or otherwise required to be made available to a Leasehold Mortgagee or Fee Mortgagee, then any such mortgagee shall be the recipient of such funds and references hereinafter to Trustee shall refer to such mortgagee. Such compensation and damages shall be available for and used with all reasonable dispatch by the Lessee in accordance with customary construction loan disbursement procedures, in rebuilding, repairing or otherwise reinstating or replacing said building or improvement on the balance of the demised land in a good and substantial manner so that it shall have as close to the same usefulness, value and utility as before the taking as reasonably possible; provided, however, that there shall be no obligation imposed on Lessee to rebuild or restore beyond the extent of the compensation and damages received. Said trustee shall have no obligation whatsoever to attend to any claim for such compensation or damages or the collection thereof, nor to incur any expense therefor, and shall be responsible only for the proper custody and application as herein provided of all such compensation and damages that shall actually come into its possession.

           4.   Termination of Lease.  In the event only part of the
                --------------------
demised premises shall be so taken or condemned or in the event of a taking of an easement or of an interest less than a fee, including, but not limited to, a change in grade, road widening or closing of access from any highway, and the demised premises after such taking are economically unsuitable for the purposes of the Lessee as determined by Lessee in its discretion, then and in every such case the Lessee shall have the right, by giving written notice thereof to the Lessor within seventy-five
(75) days after such event, to terminate this lease effective upon loss of the right to possess the land and buildings (or portion thereof) taken or condemned, provided, however, that all Fee Mortgages, if any, shall have been satisfied in full. Upon such termination the Lessee shall be relieved of all further obligations under this lease, except that the Lessee shall pay all rent and real property taxes to the date of such termination.

           5.   Condemnation of Leasehold Interest.  If the whole or
                ----------------------------------
any part of the demised premises or of the Lessee's interest in this lease shall be taken for a specified or limited period by any duly constituted authority or under police or war powers, the term of this lease shall not be reduced or affected in any way and the Lessee shall continue to pay in full the rent provided for herein in the manner and at the times herein specified and, except only to the extent that the Lessee is prohibited from so doing by reason of any order of the condemning authority, the Lessee shall continue to perform and observe all of the other covenants, agreements, terms and provisions of this lease as though such taking had not occurred. In the event of any such taking, the Lessee shall be entitled to receive the entire amount of any award made for such taking, whether such award is paid by way of damages, rent or otherwise, unless such limited or specified period shall extend beyond the expiration date of the term of this lease in which case such award shall be divided between Lessor and Lessee with Lessee entitled to receive that portion of the award attributable to the remaining term of this lease and with Lessor entitled to receive the balance, provided, however, that the award payable to the Lessee under the provisions of this sentence shall be assigned and paid over to a bank or trust company appointed and compensated as in paragraph 3 of this Article VII provided and such trustee shall set aside so much thereof as shall be necessary to secure the timely payment and discharge of any obligation of Lessee to Lessor under this paragraph 5 and shall disburse therefrom to Lessor such sums as are required to effect such payment and discharge and such trustee shall disburse to Lessee any amount received by it in excess of the amount required so to secure Lessor.

           6.   Loss of Business Damages.  Notwithstanding  the
                ------------------------
foregoing provisions of this Article VII, the Lessee shall have the right to claim and recover from the condemning authority, but not from the Lessor and not if the effect of such claim and recovery would be to reduce the compensation or damages payable to the Lessor, such compensation or damages as may be separately awarded or recoverable by the Lessee in its own right on account of any and all damage by reason of any condemnation to its business or its property not covered under this lease or to property not taken or condemned and for or on account of any cost or loss to which the Lessee might be put in removing the building, its furnishings and equipment.

           7  Cooperation. Lessor and Lessee shall cooperate to obtain
              -----------
the maximum total award or settlement in the condemnation or taking, and both Lessor's and Lessee's counsel shall be entitled to participate in the negotiations and proceedings. However, no settlement can be made or an agreement reached without the prior written consent of Lessor.

                              ARTICLE VIII
                              ------------

                               Defeasance
                               ----------

                1.   Events and Consequences of Default.  This demise
                     ----------------------------------
is upon the express condition that if any one or more of the following events of default shall occur, to wit:

           (a) The Lessee shall fail to pay the rent herein reserved or any part hereof, and such failure shall continue for a period of thirty (30) days after written notice thereof given by the Lessor to the Lessee; or

           (b) The Lessee shall fail to observe or perform any other of the covenants herein contained and on the part of the Lessee to be observed and performed, and such failure shall continue for a period of sixty (60) days after written notice thereof given by the Lessor to the Lessee; or

           (c)  The Lessee shall abandon the demised premises; or

           (d) The Lessee shall become bankrupt or insolvent, or seek protection under any provision of the Bankruptcy Act, or if any assignment be made of Lessee's property for the benefit of its creditors, or if the property subject to this lease shall be taken upon execution; then and in case of any such event of default the Lessor may, upon the occurrence of such event of default or at any time thereafter during the continuance of such default, at its option, terminate this lease by giving written notice thereof to the Lessee, and upon such termination the Lessor may then or at any time thereafter re-enter the demised premises or any part thereof in the name of the whole and thereupon take possession of the said premises and all improvements thereon and may expel and remove from the demised premises the Lessee and those claiming under the Lessee, and the Lessee's and its effects (but not, however, any tenant whose rights Lessor has in writing recognized and from whom Lessor is obliged to accept attornment), without service of notice or resort to any legal process and without being deemed guilty of any trespass or becoming liable for any loss or damage which may be occasioned thereby, or may then or at any time thereafter bring an action for summary possession of said premises or any part thereof as provided by law, all without prejudice to any other remedy or right of action which the Lessor may have for arrears of rent or for any preceding or other breach of contract. For the purpose of subparagraph (b) of this paragraph 1, the Lessor will not take advantage of any remedy provided by this lease for a default by the Lessee if steps shall have in good faith been commenced to rectify the default within the sixty (60) day period described in such subparagraph, such steps are calculated to succeed in curing the default and are prosecuted to completion with diligence and continuity.

           2.   Acceptance of Rent Not Waiver.  The acceptance of rent
                -----------------------------
by the Lessor or its agent shall not be deemed to be a waiver by it of any breach by the Lessee of any covenant herein contained or of the right of the Lessor to re-enter for breach of condition. The waiver by the Lessor of any breach shall not operate to extinguish the covenant or condition the breach whereof has been waived nor be deemed to be a waiver by the Lessor of its right to declare a forfeiture of this lease for any subsequent breach thereof.

                               ARTICLE IX
                               ----------

                          Operation of Premises
                          ---------------------

           1.   Management of Hotel.  The hotel shall be fully staffed
                -------------------
by competent management and service personnel. Lessee shall keep the hotel open for business throughout the term of this lease and shall operate it continuously as a first-class hotel.
During the entire term of any Fee or Leasehold Mortgage placed on the premises, Associated Inns & Restaurants Company of

America, an Ohio corporation, shall be obligated to manage the hotel operations.

           2.   Use.  Lessee agrees that the premises shall be used
                ---
only for hotel purposes, together with its ancillary uses, and for such other or different purposes as may be approved by Lessor, which approval shall not be unreasonably withheld.

           3.   Deck Parking. Lessor shall have the right at any time
                ------------
during the terms of this lease to provide and to maintain at its own expense automobile parking for the hotel in a parking structure located on the premises either above or below ground, or both above and below ground, and to withdraw from this lease that portion of the premises previously used for surface parking purposes, without any reduction in the rent payable hereunder, provided however, that such deck parking concept, including without limitation its effect upon taxes and assessments, maintenance expenses, aesthetics, landscaping, light, air and view, and all of the plans related thereto, shall be subject to the prior approval of the Lessee and its Fee and Leasehold Mortgagees. Without limiting the foregoing, Lessee's approval may be withheld unless it is given reasonable assurances that any increase in its net cost of operations shall have been provided for.

           4.   Zoning, Easements, Etc.  At the Lessee's request and
                ----------------------
upon its representation that such action is reasonably necessary for the development of the premises, Lessor agrees to join with the Lessee, if required, in the execution, acknowledgement and delivery of (a) such applications, amendments, petitions, and requests for zoning, rezoning, waivers, adjustments or variances as may be necessary or desirable to carry out any approved future development of the premises; (b) such maps, plats, plans, diagrams and surveys as may be necessary or desirable to comply with planning, zoning and subdivision ordinances of the City of Scottsdale, County of Maricopa; (c) such grants of easements in, on, under and across the premises as may be necessary or desirable to provide adequate service to the Lessee and its subtenants of natural gas, electricity, water, sewer, telephone and other utility services;
and (d) such grants of easements or deeds for right-of-way purposes as may be necessary or desirable to provide public ways as may be required by the City of Scottsdale, County of Maricopa.
No grant of easement, and of right-of-way or grant or dedication of a fee interest shall in any way reduce the rent payable hereunder. Lessor agrees to execute, acknowledge and deliver such instruments, without special compensation therefor, and Lessee agrees to pay the costs and expenses of preparing, filing and recording such instruments.

                                ARTICLE X
                                ---------

                          Restrictive Covenants
                          ---------------------

           1.   Restriction on Lessee's Manager.  Lessee agrees that it
                -------------------------------
shall obtain from AIRCOA a covenant that AIRCOA will not directly or indirectly own, operate or manage any hotel or motel operation within two miles of the premises for the term of this lease; provided, however, that Lessor will reasonably consider a waiver of this covenant if Lessee and AIRCOA present a written proposal to Lessor which shows to the satisfaction of Lessor that the direct or indirect ownership, operation or management of any hotel or motel operation by AIRCOA within two miles of the premises would not result in the diminution of the rent which Lessor would otherwise reasonably expect to receive under this lease. In satisfaction of the covenant contained in this Article
X hereof AIRCOA agrees that it will not directly or indirectly own, operate or manage any hotel or motel operation within two miles of the premises during the term of this lease.

           2.   Management Fee. In the event Lessee is in default under
                --------------
this lease for failure to pay the rent or for failure to pay any monetary obligation under this lease, AIRCOA agrees that one-half of its fee under its management agreement with Lessee shall be withheld by Lessee and paid to Lessor to the extent that there is any rent or such other monetary obligations due and payable under this lease. AIRCOA and Lessee acknowledge that such management fee is presently 4% of gross room rentals as defined in this lease and agree further that said management agreement shall not be amended or terminated prior to its presently established expiration date without the Lessor's consent.

                               ARTICLE XI
                               ----------

                                Security
                                --------

           As security for the payment of all sums and the performance of all covenants by Lessee under this lease, Lessee does (a) hereby grant to Lessor a security interest in all fixtures, equipment, machinery, furniture, appliances and other chattels, and inventory, together with all replacements and proceeds thereof, located or used on the premises for the hotel operation, whether now owned or hereafter acquired, and, to the extent permitted by the lease documents, a security interest in any leasehold interest that Lessee may have in and to any of such property, and (b) agrees to execute and deliver such other and further documents as Lessor may request to evidence and perfect such security interest of record, with the form and substance of such other and further documents to be reasonably satisfactory to counsel for Lessor. Lessor agrees that such security interest shall be subject and subordinate to any security interest now or hereafter obtained by any Fee Mortgagee and only to the extent permitted by any Fee Mortgagee.

                               ARTICLE XII

                               -----------

                              Miscellaneous
                              -------------

           1.   Lessor's Approval. In every case where this lease
                -----------------
provides that the approval, consent or acceptance of the Lessor is necessary before the Lessee may act, a failure to disapprove in writing, within thirty (30) working days after Lessor's receipt of Lessee's request, shall be construed as approval, provided that written notice to that effect shall have been given to Lessor upon the submission to it of the request for approval, consent and acceptance. No such approvals may be withheld unreasonably and, in making such determination of reasonableness, all facts and circumstances surrounding the request and the general customs in hotel development and operations may be considered. All disputes as to the reasonableness of a disapproval shall be settled by agreement, if possible, and, if not, by arbitration as provided herein.

           2.   Arbitration.  Wherever this lease provides that a
                -----------
controversy shall be settled by arbitration, the provisions of this paragraph 2 shall apply. Such arbitrations shall be held in the City of Scottsdale, County of Maricopa, State of Arizona. The arbitration shall be conducted according to the rules and practices of the American Arbitration Association from time to time in force. The submission and agreement to arbitrate shall be specifically enforceable. Arbitration may proceed in the absence of either party if notice of the proceedings has been given to such party. The parties agree to abide by all awards rendered in such proceedings. Such awards shall be final and binding on all parties. All awards made in any arbitration may be made the basis of declaratory or other judgment and of the issuance of execution, on filing the same with the clerk of one or more courts, state or federal, having jurisdiction over the party against whom such an award is rendered, or its property. No party shall be considered in default hereunder during the pendency of arbitration proceedings relating to such default.

           3.   Appraisal.  Whenever this lease provides that the rent
                ---------
shall be determined by appraisal, such appraisal shall be made by three (3) impartial real estate appraisers who are Members of the Appraisal Institute or who hold similar qualifications, and the Lessor and Lessee within ten days thereafter shall each appoint one appraiser and give written notice to the other party, and in case either party shall fail to do so within ten days after appointment of the first appraiser, the party naming the first appraiser may apply to any person then sitting as Chief Judge of the Superior Court for the County of Maricopa, State of Arizona, for appointment of a second appraiser, and the two appraisers so appointed in either manner shall appoint a third appraiser, and in case of their failure to do so within ten days after appointment of the second appraiser either party may have a third appraiser appointed by such Judge, and the three appraisers so appointed shall proceed to determine such rent, and the decision of said appraisers or a majority of them shall be final, conclusive and binding on the parties, except as provided herein and by law. The appraisers shall be required to set forth in a written instrument to be delivered to the parties their specific findings and conclusions. A dissenting appraiser shall set forth his findings and conclusions as well. Any provision of law to the contrary notwithstanding, the parties shall have a right to apply to the Chief Judge of tue Superior Court of the County of Maricopa,
State of Arizona, to have the appraisers' determination set aside or modified if said Court shall conclude that it is arbitrary, capricious or based upon erroneous findings of fact or conclusions not supported by the facts. Any determination by the appraisers shall be effective unless and until set aside by final judicial action. Lessor and Lessee shall each pay the fees of its own appraiser and attorneys and shall each pay one-half of all other proper costs and expenses of such appraisal and of any judicial action permitted by law or this paragraph.

           4.   Rights of First Refusal.  (a)  Lessee shall not sell,
                -----------------------
assign or transfer, all or any part of its interest in this lease without first offering to sell, assign or transfer such interest to Lessor by giving written notice to Lessor of Lessee's intent to sell, assign or transfer such interest, setting out in the notice the terms of the proposed sale, assignment or transfer. Lessor shall have the right and option to accept the offer on substantially the same terms and conditions as set out in the notice at any time within 30 days after receipt of such notice. If Lessor does not accept such offer within such period of 30 days, the Lessee shall be free for a period of 90 days thereafter to sell, assign or transfer the interest on terms and subject to the conditions outlined in the notice but not otherwise, and if not so sold, assigned or transferred within such 90-day period, the interest shall not be dealt with again by Lessee without first offering to sell, assign or transfer to Lessor as provided in this paragraph. In the event of any permitted transfer, the aforesaid right of first refusal shall apply to any and all subsequent transfers to any proposed transferee.

           (b) Lessor shall not sell, assign or transfer, all or any part of its fee interest in the premises subject to this lease without first offering to sell, assign or transfer such interest to Lessee by giving written notice to Lessee of Lessor's intent to sell, assign or transfer such interest, setting out in the notice the terms of the proposed sale, assignment or transfer. Lessee shall have the right and option to accept the offer on substantially the same terms and conditions as set out in the notice at any time within 30 days after receipt of such notice. If Lessee does not accept such offer within such period of 30 days, then Lessor shall be free for a period of 90 days thereafter to sell, assign or transfer the interest on terms and subject to the conditions outlined in the notice but not otherwise, and if not so sold, assigned or transferred within such 90-day period, the interest shall not be dealt with again by Lessor without first offering to sell, assign or transfer to Lessee as provided in this paragraph. In the event of any permitted transfer, the aforesaid right of first refusal shall apply to any and all subsequent transfers to any proposed transferee.

           5.   Assumption of Risk.  The Lessee will and does hereby
                ------------------
assume all risk of loss or damage to furnishings, furniture, fixtures, supplies, merchandise and other property, by whomsoever owned, stored or placed in the demised premises and does hereby agree that the Lessor shall not be responsible for loss or damage to any such property other than as a result of negligence or fault chargeable to the Lessor, aud the Lessee hereby agrees to indemnify and save harmless the Lessor from and against any and all claims for such loss or damage, other than damage caused by negligence or fault of the Lessor or its agents.

           6.   Holding Over.  If the Lessee shall, with the consent of
                ------------
the Lessor, remain in possession of the demised premises after the expiration of said term and without executing any extension or renewal of this lease, Lessee shall be deemed to occupy said premises as a tenant from month-to-month with each month's rent to be one-twelfth (1/12) of the annual base rent paid for the year preceding the expiration date, and at a percentage rent calculated on a monthly basis at the same rate as existed during the year preceding the expiration date and subject to all the other covenants, conditions and provisions herein contained insofar as the same are applicable to a month-to-month tenancy.

           7.   Interest. Unless another rate of interest shall be
                --------
specified, all sums due hereunder, including rent, shall bear interest at the maximum rate of interest allowed by law or one percent (1%) per month, whichever is less.

           8.   Definitions. The term "premises" as used herein means
                -----------
and includes (except where such meaning would be clearly repugnant to the context) the land hereby demised and all buildings and other improvements now or at any time hereafter built on the land hereby demised.

           9.   Notices. Any notice or demand to be given to or served
                -------
upon either the Lessor or the Lessee in connection with this lease shall be deemed to have been sufficiently given or served for all purposes by being sent as registered or certified mail, postage prepaid, addressed to such party or its agent at its post office address hereinbefore specified or at such other post office address as such party may from time to time designate in writing to the other party, or by being delivered personally to any officer of such party within the State of Arizona, and any such notice or demand shall be deemed conclusively to have been given or served on the date of such personal delivery or three
(3) days after such registration or certification.

           10.  Real Estate Brokers. Each party represents to the other
                -------------------
that it has dealt with no real estate brokers or salesmen with respect to this lease, and each party agrees to hold the other party harmless from all damages, including attorneys' fees, resulting from any claims that may be asserted against the other party by any broker, finder, or other person, as a result of action by the indemnifying party.

           11.  Mutuality. This lease shall not be deemed to lack
                ---------
mutuality by virtue of any condition contained herein, whether or not such condition must be fulfilled to the satisfaction of the party for whose benefit it is intended. Each such condition shall be deemed to require the parties to use their good faith efforts to fulfill the same. The parties also hereby mutually acknowledge that, in addition to all other considerations of this lease, they have received other good and valuable consideration in return for their promise that, pending fulfillment of such conditions, this lease shall remain in force and binding upon them.

           12.  Entire Agreement, Construction.  This lease embodies all
                -----------------------------
of the representations, warranties, covenants and agreements of the parties in relation to the subject matter hereof, and no representations, warranties, covenants, understandings or agreements all or otherwise in relation thereto exists between the parties except as herein expressly set forth. This lease shall be construed according to its fair meaning and neither for nor against either party.

           13.  Governing Law.  This lease shall be governed by and
                -------------
construed in accordance with the laws of the State of Arizona.

           14.  Non-Merger.  There shall be no merger of this lease or
                ----------
of the leasehold estate created thereby with the fee estate in and to the premises by reason of the fact that this lease or the leasehold estate created thereby or any interest in either thereof, may be held directly or indirectly by or for the account of any person who shall own the fee estate in and to the premises, or any portion thereof, and no such merger shall occur unless and until all persons at the time having any interest in the fee estate and all persons having any interest in this lease or the leasehold estate including the Leasehold Mortgagee and Fee Mortgagee shall join in a written instrument effecting such merger.

           15.  Invalidity. If any provision of this lease or the
                ----------
application thereof to any person or circumstances shall to any extent be invalid or unenforceable, the remainder of this lease, or the application of such provision to person or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each provision of this lease shall be valid and be enforced to the fullest extent permitted by law.

           16.  Notice of Transfer of Lessor's Interest.  If the Lessee
                ---------------------------------------
in good faith believes there has been any change in or transfer of Lessor's interest in or to the demised premises, whether voluntary or involuntary or by the act of the Lessor or by operation of law, and Lessee has received no notice of such transfer, Lessee shall send notice to Lessor, which notice shall contain a summary of the facts upon which Lessee determines that Lessor has changed or transferred its interest in or to demised premises and shall be under no obligation to pay any rents thereafter accruing until notified by Lessor in writing of such change in title or that there has been no such change in title and being given satisfactory proof thereof, and the withholding of such rents in the meantime shall not be deemed a default upon the part of the Lessee, nor shall the Lessor's bankruptcy, insolvency, assignment for the benefit of creditors or the appointment of a receiver or trustee affect this Lease so long as the covenants on the part of Lessee to be performed are being performed by the Lessee with the exception of the right to defer rents as hereinabove mentioned in this paragraph.

           17.  Article and Paragraph Headings.  The article and
                ------------------------------
paragraph headings herein are inserted only for convenience and reference and shall in no way define, limit or describe the scope or intent of any provision of this lease.

           18.  Successors and Assigns.  All the terms, covenants and
                ----------------------
conditions of this lease shall inure to the benefit of and be binding upon the Lessor, its successors and assigns, and the Lessee, its successors and permitted assigns, to the same extent as said terms, covenants and conditions inure to the benefit of and are binding upon the Lessor and the Lessee respectively. The terms "Lessee" and "Lessor" herein or any pronoun used in place thereof shall mean and include the singular or plural number, and jointly and severally individuals, firms and corporations, and their and each of their respective successors and permitted assigns, according to the context hereof. In all cases of assignment or mortgage by the Lessee, whether or not the consent of the Lessor is required, the Lessee shall give notice in writing to the Lessor of such action.

           IN WITNESS WHEREOF, the parties hereto have caused these presents to be executed as of the day and year first above written.

                               ===============================
                               H.C. Eichelberger

                               ===============================
                               Fred E. Trotter

                               ===============================
                               W.H. McVay

                Trustees under the Will and of the
                Estate of James Campbell, Deceased

                                               (Lessors)

AIRCOA shall be deemed liable for compliance only with the provisions of Article IV Paragraph 9(a), Article IX Paragraph 1, and Article X Paragraphs 1 and 2 of this Lease.

AIRCOA                         ARI, INC.

By ====================        By ========================
   Its Vice President             Its Vice President

Pursuant to the requirements of A.R.S. ss. 33-401, the identity of the Lessor-trust is more particularly set forth in Exhibit "C" attached hereto and incorporated herein by reference.

Regal McCormick Ranch                                          Page 128
-----------------------------------------------------------------------




                       F.6 INDEMNIFICATION

                                 AIRCOA Hotel Partners, L.P.

March 11, 1997

BY TELECOPY-212-708-6523
Arthur Andersen LLP
1345 Avenue of the Americas
New York, New York 10105
Attn:  Mr. Thomas McConnell

Mr. James W. Hire
Hire & Associates
1383 Solitude Lane
Evergreen, CO  80439

Mr. Anthony C. Dimond
Miramar Asset Management Inc.
617 Veterans Boulevard, Suite 212
Redwood City, CA  94063

Houlihan Lokey Howard & Zukin
1930 Century Park West
Los Angeles, CA  90067
Attn:  John Schoenfeld

Re:   Arthur Andersen Appraisals/AIRCOA Hotel Partners, L.P. ("AHP")

Ladies and Gentlemen:

This letter is to confirm certain agreements and approvals of Arthur Andersen LLP ("AA") and the AIRCOA Parties and HLHZ (as defined below) related to certain uses by AHP's Special Advisory Committee (the "Special Committee") of AA's appraisal of certain real property and improvements owned by AHP (the "Appraisal") prepared in connection with a loan to AHP by the Hongkong and Shanghai Bank (the "HSBC Loan"). This letter supplements that certain letter dated February 18, 1997, by AHP to AA, the terms of which are incorporated herein by reference. The following has been agreed to by AHP and the Special Committee (collectively, the "AIRCOA Parties"), and the Special Committee's financial advisors Houlihan, Lokey, Howard & Zukin ("HLHZ") (collectively, the "AIRCOA Parties") and AA:

           1. AA agrees that copies of the Appraisal may be provided to the Special Committee and HLHZ for review in connection with the acquisition of limited partnership interests in AHP by Regal Hotel Management, Inc. AA acknowledges that HLHZ and the Special Committee have indicated to AHP an intent to rely upon the Appraisals in connection with consideration of the transaction described above and that AHP intends for HLHZ and the Special Committee to so rely.

           2. The AIRCOA Parties acknowledge their agreement to the procedures performed as described in the accompanying Appraisal and accept responsibility for the sufficiency of those procedures for their purposes. Consequently, AA makes no representation regarding the sufficiency of the procedures described therein for the purpose for which the accompanying Appraisal was originally requested, for the AIRCOA Parties' or HLHZ's purposes, or for any other purpose. Had AA been engaged to perform additional procedures, other matters might have come to AA's attention that would have been reported to the AIRCOA Parties. Furthermore, AA has not performed any procedures subsequent to the date of Appraisal and therefore AA accepts no responsibility for events and circumstances occurring after that date.

           3. The Appraisal is being provided to the AIRCOA Parties and HLHZ for informational purposes only. The AIRCOA Parties should complete their own due diligence in connections with the transaction described above to the extent they consider necessary. It is understood that the reading of the accompanying Appraisal does not substitute for the AIRCOA Parties' own due diligence.

           4. By acceptance of this letter, the AIRCOA Parties and HLHZ agree that neither AA nor any of its affiliates, partners, employees or representatives shall have any liability to them relating to the use of the accompanying Appraisal, except to the extent such liability arises from AA's gross negligence or willful misconduct.

           5. This letter and the accompanying Appraisal are intended solely for the use of AIRCOA Parties and HLHZ and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.

           6. In connection with the transaction described above, AA consents to including, to the extent required by federal securities laws, a copy of the Appraisal and/or a summary thereof or a reference thereto in the Schedule 13E-3 and related proxy statement with the Securities and Exchange Commission by AHP or the Special Committee, provided that AA shall have the right to approve the content of any summary of the Appraisals, such approval not to be unreasonably withheld.

           7. This letter does not modify or amend in any respect the engagement letter dated February 19, 1997 among HLHZ, AIRCOA
Hospitality Services, Inc., and AIRCOA Hotel Partners, L.P.

           Please indicate your acceptance of these arrangements by signing and returning a copy of this letter to AA.

                          AIRCOA HOTEL PARTNERS, L.P.

              By: AIRCOA Hospitality Services, Inc.,
                                General Partner

                          By: ===============================
                              Name:
                              Title:

                          By: ==============================
                              Name:
                              Title:

                          AIRCOA HOSPITALITY SERVICES, INC.
                               a Delaware corporation

                          By: ===============================
                              Name:
                              Title:

                          By: ==============================
                              Name:
                              Title:

                          ARTHUR ANDERSEN LLP

                          By: ===============================
                              Name:
                              Title:

              HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.

                          By: ==============================
                              Name:
                              Title:

                          AHP SPECIAL COMMITTEE

                          By: ===============================
                              Name:

                          By: ==============================
                              Name:

                         Arthur Andersen LLP





                           Appraisal of:

                   SHERATON INN BUFFALO AIRPORT


                       CHEEKTOWAGA, NEW YORK



                              As of:
                          JANUARY 1, 1997







                           Prepared For:

                    AIRCOA Hotel Partners, L.P.
                         Special Committee


                           March 31, 1997





                           Prepared By:

                        ARTHUR ANDERSEN LLP
          Hospitality Industry Consulting Services Group

                 [Letterhead of Arthur Andersen]




April 15, 1997


Mr. James W. Hire
Hire & Associates
1383 Solitude Lane
Evergreen, CO  80439


Mr. Anthony C. Dimond
Miramar Asset Management, Inc.
617 Veterans Boulevard, Suite 212
Redwood City, CA  94063

Re: Appraisal of Sheraton Inn Buffalo Airport; Cheektowaga, New York As of January 1, 1997

Gentlemen:

As requested, we have completed an "as is" appraisal of the leasehold interest in the above-referenced property. The reader is advised that our Firm has not audited, examined, reviewed or applied agreed-upon procedures to the financial data contained in the accompanying report unless specifically noted. We have relied on information, including but not limited to industry statistics, relevant market, demographic and financial data assembled by us through direct research conducted by our staff or from secondary sources as well as information provided by you. While these sources of information are generally recognized as authoritative in the field or otherwise considered reliable, we have not audited this information nor do we warrant its completeness or accuracy. The opinion of market value subject to stabilized occupancy expressed herein is subject to the assumptions and limiting conditions set forth in the body of the accompanying report.

We understand that our valuation will be used to assist you in determining the fair market value for internal purposes and may not be disclosed to a third party without the prior written consent of Arthur Andersen LLP.

Based upon our research and analysis, it is our opinion that the "as is" market value of the leasehold interest, including furniture, fixtures and equipment, as of January 1, 1997 is

                 -- Fourteen Million Dollars --
                          ($14,000,000)

We appreciate the opportunity to serve you. Please call if you have any questions or if we can be of further assistance.

Very truly yours,

/s/ Arthur Andersen LLP

Sheraton Inn Buffalo Airport                                  Page i
--------------------------------------------------------------------


                         TABLE OF CONTENTS


SUMMARY OF CRITICAL FACTS AND CONCLUSIONS.......................iii

GENERAL ASSUMPTIONS AND LIMITING CONDITIONS.......................v

CERTIFICATION..................................................viii

A.  INTRODUCTION..................................................9

A.1  SUBJECT PROPERTY IDENTIFICATION..............................9
A.2  OWNERSHIP HISTORY............................................9
A.3  PURPOSE AND FUNCTION OF THE VALUATION.......................11
A.4  PROPERTY RIGHTS APPRAISED...................................12
A.5  EFFECTIVE DATE OF THE VALUATION.............................14
A.6  EXPOSURE PERIOD.............................................14
A.7  SCOPE OF THE APPRAISAL......................................15
A.8  SPECIAL ASSUMPTIONS.........................................16

B.  ANALYSIS OF THE SUBJECT PROPERTY AND ITS MARKET..............17

B.1  DESCRIPTION AND ANALYSIS OF THE PROPERTY....................17
  Location.......................................................17
  Legal Description..............................................17
  Land...........................................................17
  Property Improvements..........................................18
  Property Inspection............................................26
  Past Renovation and Capital Requirements.......................28
  Property Taxes.................................................29
  Zoning.........................................................31
B.2  AREA ANALYSIS...............................................33
  Economic and Demographic Indicators............................34
  Employment.....................................................36
  Office Market Overview.........................................38
  Transportation.................................................39
  Tourism........................................................41
  Convention and Trade Show Market...............................43
B.3  HIGHEST AND BEST USE ANALYSIS...............................44
  Highest and Best Use of The Land as if Vacant..................44
  Highest and Best Use of The Property As Currently Improved.....46
  Conclusion and Reconciliation of Highest and Best Use..........48

C.  ANALYSIS OF COMPETITIVE LODGING SUPPLY AND DEMAND............49

C.1  COMPETITIVE LODGING SUPPLY..................................49
  Identified Competitive Supply..................................49
  Additions To Supply............................................58
C.2  LODGING SUPPLY AND DEMAND ANALYSIS..........................62
  Overall Demand Trends in the Buffalo Lodging Market............62
  Lodging Demand in the Identified Competitive Supply............64
  Demand Segmentation And Estimated Demand Growth................66
C.3  ESTIMATED OCCUPANCY AND AVERAGE ROOM RATE...................72
  Market Penetration & Average Annual Occupancy..................72
  Projected Average Daily Room Rate..............................78

Sheraton Inn Buffalo Airport                                 Page ii
--------------------------------------------------------------------


D.  THE APPRAISAL PROCESS........................................81

D.1  THE COST APPROACH...........................................81
D.2  SALES COMPARISON APPROACH...................................82
  Conclusion by the Sales Comparison Approach....................90
D.3  INCOME APPROACH.............................................91
  Historical Financial Performance...............................92
  Estimated Operating Results....................................96
  Investment Climate Overview...................................107
  Discounted Cash Flow Analysis.................................108

E.   RECONCILIATION AND FINAL VALUE ESTIMATE....................111

F.  ADDENDA.....................................................113

F.1  HOTEL  SALES COMPARABLES...................................114
F.2  SUBJECT PROPERTY PHOTOGRAPHS...............................120
F.3  COMPETITIVE HOTEL PHOTOGRAPHS..............................128
F.4  PROPERTY LEGAL DESCRIPTION.................................132
F.5  GROUND LEASE...............................................133
F.6  FLOOD INSURANCE RATE MAP...................................134
F.7  PROPERTY TAX BILLS.........................................135
F.8  INDEMNIFICATION............................................136

Sheraton Inn Buffalo Airport                                Page iii
--------------------------------------------------------------------


             SUMMARY OF CRITICAL FACTS AND CONCLUSIONS

Property Name:              Sheraton Inn Buffalo Airport

Property Address:           2040 Walden Avenue
                            Cheektowaga, New York 14225

Property Location:          Located on Walden Avenue, adjacent northeast
                            of Exit 52 at Interstate 90

Property Type:              A high-rise, full-service hotel

Number of Rooms:            292 rooms


Owner of Record:            Buffalo Operating     Parcel 102.02-1-29.2
                            Partnership:

                            Zola Thaddeus & One   Parcel 102.02-1-27
                            Buffalo Inn           Parcel 102.02-1-27./A
                            Association:          Parcel 102.02-1-27./B

Year-End Occupancy:
      1994                  89.4 percent
      1995                  82.9 percent
      1996 (Estimated)      85.0 percent

Year-End Average Rate:
      1994                  $65.49
      1995                  $65.34
      1996 (Estimated)      $66.00

Interest Appraised:         Leasehold

Land Area:                  341,510-square feet (7.84 acres)

Building Area:              215,492-square feet

Year Completed:             March 12, 1973

Highest and Best Use:
  Land as though vacant:    Hold for hotel or commercial development
  Land as improved:         Hotel use with renovations

Date of Valuation:          January 1, 1997

Date of Inspection:         November 7, 1996

Sheraton Inn Buffalo Airport                                 Page iv
--------------------------------------------------------------------


Value Indications (Including Furniture, Fixtures, and Equipment):

                                        $ Amount       $ Per Room
                                        --------       ----------
   Cost Approach:                            n/a              n/a

   Sales Comparison Approach:        $13,432,000          $46,000

   Income Approach:                  $13,930,000          $47,705
                                     -----------       ----------

   Reconciled Value Indication:      $14,000,000          $47,945
                                     ===========       ==========

Sheraton Inn Buffalo Airport                                  Page v
--------------------------------------------------------------------


            GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal report is subject to the following general assumptions and limiting conditions:

 1. No investigation has been made of, and no responsibility is assumed for, the legal description of the property being valued or legal matters, including title or encumbrances. Title to the property is assumed to be good and marketable unless otherwise stated. The property is assumed to be free and clear of any liens, easements, or encumbrances unless otherwise stated.

 2. Information furnished by others, upon which all or portions of this appraisal are based, is believed to be reliable but has not been verified in all cases. No warranty is given as to the accuracy of such information.

 3. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization has been or can readily be obtained or renewed for any use on which the value estimates contained in this report are based.

 4. Full compliance with all applicable federal, state, and local zoning, use, occupancy, environmental, and similar laws and regulations is assumed unless otherwise stated.

 5. No responsibility is taken for changes in market conditions, and no obligation is assumed to revise this report to reflect events or conditions which occur subsequent to the appraisal date hereof.

 6. The opinion of value is predicated on the financial structure prevailing as of the date of this appraisal.

 7. Responsible ownership and competent property management are assumed.

 8. Areas and dimensions of the property were obtained from sources believed to be reliable. Maps or sketches, if included in this report, are only to assist the reader in visualizing the property, and no responsibility is assumed for their accuracy. No independent surveys were conducted.

 9. It is assumed that there are no hidden or un-apparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging engineering studies that may be required to discover them.

10. No soil analysis or geological studies were ordered or made in conjunction with this report, nor was an investigation made of any water, oil, gas, coal, or other subsurface mineral and use rights or conditions.

Sheraton Inn Buffalo Airport                                 Page vi
--------------------------------------------------------------------


11. Neither Arthur Andersen LLP nor any individual signing or associated with this report shall be required by reason of this report to give further consultation, provide testimony, or appear in court or at other legal proceedings unless specific arrangements therefore have been made.

12. This report has been made only for the purpose stated and shall not be used for any other purpose. Neither this report nor any portions thereof (including, without limitation, any conclusions as to value or the identity of Arthur Andersen LLP or any individuals signing or associated with this report or the professional associations or organizations with which they are affiliated) shall be disseminated to third parties by any means without the prior written consent and approval of Arthur Andersen LLP.

13. The date of value to which the opinions expressed in this report apply is set forth in the opinion letter at the front of this report. Our value opinion is based on the purchasing power of the U.S. dollar as of that date. We have no obligation to update our findings and conclusions for changes in market conditions which occur subsequent to our fieldwork.

14. Our study and report will be based on assumptions and estimates which are subject to uncertainty and variation. These estimates are often based on data obtained in interviews with third parties, and such data are not always completely reliable. Therefore, while our estimates will be conscientiously prepared on the basis of our experience and the data available to us, we make no warranty of any kind that the financial results projected will, in fact, be achieved.

15. Unless otherwise stated in this report, no hazardous material, which may or may not be present on or near the property, was observed. We have no knowledge of the existence of such materials on or in the property; however, we are not qualified to detect such substances. The presence of potentially hazardous substances, such as asbestos, urea-formaldehyde foam insulation, or industrial wastes, may affect the value of the property. The value estimates herein are predicated on the assumption that there is no such material on, in, or near the property that would cause a loss in value. No responsibility is assumed for any such conditions or for any expertise or engineering knowledge required to discover them. The client should retain an expert in this field if further information is desired.

16. This appraisal has been made in conformance with the Uniform Standards of Professional Appraisal Practice of The
      Appraisal Foundation.

17. The allocation in this report of the total valuation among components of the property applies only to the program of utilization stated in this report. The separate values for any components may not be applicable for any other purpose and must not be used in conjunction with any other appraisal.

18. Arthur Andersen consents to including, to the extent required by federal securities laws, a copy of the Appraisal and/or a summary thereof or a reference thereto in the Schedule 13E-3 and related proxy statement with Securities and Exchange Commission by AHP or the Special Committee, provided that Arthur Andersen shall have the right to

Sheraton Inn Buffalo Airport                                Page vii
--------------------------------------------------------------------


      approve content of any summary of the Appraisals, such approval not to be unreasonably withheld otherwise, this report and parts thereof, and any additional material submitted, may not be used in any prospectus or printed material used in connection with the sale of securities or participation interests in any Public Offering, Securities and Exchange Commission filing, or other public document.

19. Arthur Andersen LLP's maximum liability relating to services rendered under this report (regardless of form of action, whether in contract, negligence, or otherwise) shall be limited to the charges paid to Arthur Andersen LLP for the portion of its services or work products giving rise to liability. In no event shall Arthur Andersen LLP be liable for consequential, special, incidental, or punitive losses, damages, or expenses (including, without limitation, lost profits, opportunity costs, etc.) even if it has been advised of their possible existence.

20.   The Americans with Disabilities Act became effective
      January 26, 1992. We did not make any observations or interpretations on compliance with the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since we have no direct evidence relating to this issue, we did not consider possible non-compliance with the requirements of ADA in estimating the value of the property.

21. The rooms utilization at the subject property currently attributed to contracts with airlines to house flight crews is assumed to remain intact throughout the projection period. The property is heavily reliant on these contracts (approximately 40 percent of total demand) which are generally renewed on an annual basis. According to property management, this business is considered to be dependable, and the subject hotel is presumed to be the hotel of choice in this segment on the basis of its location and amenities/facilities. In the future, should this assumption not hold true, our value estimates and conclusions provided herein could be influenced and may need to be re-addressed.

Sheraton Inn Buffalo Airport                               Page viii
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                           CERTIFICATION

We certify that to the best of our knowledge and belief......

-- the statements of fact contained in this report are true and correct.

-- the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, unbiased professional analyses, opinions and conclusions.

-- we have present no prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

-- our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

-- Peter Chang made a personal inspection of the property on November 7, 1996. Both Thomas McConnell and Peter Chang provided significant professional assistance to the persons signing this report.

-- our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Supplemental Standards of Professional Practice of the
    Appraisal Institute and the Uniform Standards of Professional
    Appraisal Practice of The Appraisal Foundation;

-- the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives;

-- neither all nor any part of the contents of this report (especially any conclusions as to value or the identify of the appraiser) shall be disseminated to the public through advertising media, public relations media, news media, sales media, or any other public means of communication without the prior written consent and approval of the undersigned.

-- this appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

    Respectfully submitted,


/s/ Roger Cline                 /s/ Brian Ginsberg
-------------------------      ---------------------------
Roger Cline                    Brian Ginsberg M.A.I.
Partner                        New York Certification No. I - 477


/s/ Thomas McConnell            /s/ Peter Chang
-------------------------      ---------------------------
Thomas McConnell               Peter Chang
Senior Manager                 Consultant

Sheraton Inn Buffalo Airport                                  Page 9
--------------------------------------------------------------------


                          A. INTRODUCTION


A.1  SUBJECT PROPERTY IDENTIFICATION

Property Address:               2040 Walden Avenue
                                Cheektowaga, New York 14225

Tax Reference (Parcel Number):  102.02-1-29.2
                                102.02-1-27
                                102.02-1-27./A
                                102.02-1-27./B

Deed Reference (Parcel Number): 102.02-1-29.2
                                102.02-1-27
                                102.02-1-27./A
                                102.02-1-27./B


Current Owner of Record:        Buffalo Operating     Parcel 102.02-1-29.2
                                Partnership:

                                Zola Thaddeus & One   Parcel 102.02-1-27
                                Buffalo Inn           Parcel 102.02-1-27./A
                                Association:          Parcel 102.02-1-27./B




A.2  OWNERSHIP HISTORY

The Sheraton Inn Buffalo Airport ("Sheraton Inn") was originally developed in March 13, 1973 on leased property by Arthur L. Duggan of Boston, Massachusetts. The property leasehold was sold by Arthur L. Duggan, under Archris Hotel Partnership, to Buffalo Inn Associates, a Colorado general partnership, on November 3, 1981. On December 31, 1986, the leasehold was transferred to AIRCOA Hotel Partners.

AIRCOA Hotel Partners, L.P., a Delaware limited partnership ("AHP" or the "Partnership") was organized in December 1986, by AIRCOA Hospitality Services, Inc. ("AHS" or the "General Partner") to acquire, own, operate and sell hotels and resort properties. The Partnership owns and operates the Sheraton Inn through an operating partnership (the "Buffalo Operating Partnership L.P.") which was acquired in 1986.

Sheraton Inn Buffalo Airport                                 Page 10
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The Partnership owns a 99 percent limited partner interest in the
Buffalo Operating Partnership L.P. which holds title to the Sheraton Inn. AHS, a wholly owned subsidiary of Richfield Hospitality Services, Inc. ("Richfield"), is also the one percent General Partner of the Buffalo Operating Partnership L.P.
Richfield operates the subject property for the Partnership under a management agreement, which is described herein.

Sheraton Inn Buffalo Airport                                 Page 11
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A.3  PURPOSE AND FUNCTION OF THE VALUATION

The purpose of this report is to estimate the market value of the leasehold estate in the subject property. Arthur Andersen has been engaged by the Special Committee of AIRCOA Hotel Partners, L.P. (AHP) for the purpose of assisting them in assessing the value of the individual properties owned by the Partnership.

As used herein, market value is defined as1 :

      "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of the sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

      a.   buyer and seller are typically motivated;

      b. both parties are well informed or well advised, and acting in what they consider their best interests;

      c. a reasonable time is allowed for exposure in the open market;

      d. payment is made in terms of cash and United States dollars or in terms of financial arrangements comparable thereto; and

      e. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

This appraisal has been prepared in compliance with the Appraisal Standards Board requirements and is a self-contained appraisal report. The report contains all information significant to the solution of the appraisal problem and reports all significant date in comprehensive detail.


---------------
1 Uniform Standards of Professional Appraisal Practice, Appraisal Foundation, 1990 Edition.

Sheraton Inn Buffalo Airport                                 Page 12
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A.4  PROPERTY RIGHTS APPRAISED

The property rights appraised are the ownership of the leasehold value. The leasehold value reflects the tenant's interest or right to use and occupy the real estate by virtue of a lease agreement. Copies of the leases are provided in the addenda of this report as section F.5 Ground Leases. Following is an abstract of the lease terms.

                           Ground Lease 1
                           --------------

Demised Premise:      Referenced in Addenda section F.5 Ground Leases

Landlord:             Thaddeus Zola, Chester Zola, Clara Zola, and Stella
                      Juzdowski

Tenant: Buffalo Operating Partnership, L.P., a Delaware limited partnership

Dated:                May 11, 1970

Term/Renewal Options: One 30 year term and option to extend term for three additional consecutive period of ten years

Base Rent/Percentage
Rent: The rent is calculated as the greater of an annual base rent of $30,000 or one-half of the sum of:
                      1) 3.0 percent of annual gross rooms revenue and
                      2) 1.0 percent of gross food and beverage revenue

Restrictions:         Tenant shall be liable for all property taxes
                      during the term. Ground lease is subordinated to mortgage payments


                        Ground Lease 2
                        --------------

Demised Premise:      Referenced in Addenda section F.5 Ground Leases

Landlord:             Joseph A. Malecki and Josephine Gloria Malecki

Tenant: Buffalo Operating Partnership, L.P., a Delaware limited partnership

Dated:                May 11, 1970

Term/Renewal
Options: One 30 year term and option to extend term for three additional consecutive period of ten years

Sheraton Inn Buffalo Airport                                 Page 13
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                     Ground Lease 2 (Continued)
                     --------------------------

Base Rent/Percentage
Rent: The rent is calculated as the greater of an annual base rent of $30,000 or one-half of the sum of:
                      1) 3.0 percent of annual gross rooms revenue and
                      2) 1.0 percent of gross food and beverage revenue

Restrictions:         Tenant shall be liable for all property taxes
                      during the term. Ground lease is subordinated to mortgage payments

Sheraton Inn Buffalo Airport                                 Page 14
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A.5  EFFECTIVE DATE OF THE VALUATION

The effective date of this value estimate is January 1, 1997. The property was inspected by Peter Chang on November 7, 1996.


A.6  EXPOSURE PERIOD

Exposure period refers to the amount of time which a property would have been on the market prior to the date of appraisal for it to sell at the appraised value. The current marketplace has been somewhat characterized by illiquidity and capital restraints which has affected the time in which real estate takes to sell. The market for most types of properties was much more active in the 1980s due to greater availability of credit and greater investor optimism. The volume of transactions of hotel properties diminished in 1991 and 1992, and there was less investment and development activity in the marketplace. Since then, the markets have shown improvement and there has been a significant increase in sales activity. Most of the investors with whom we have spoken agreed that an exposure period of between six months and one year would be sufficient in order to maximize the price for a property such as the subject.

Sheraton Inn Buffalo Airport                                 Page 15
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A.7  SCOPE OF THE APPRAISAL

As part of this assignment, the appraisers made a number of independent investigations and analyses. In conducting our investigation, various governmental planning agencies and the local Chamber of Commerce were contacted for demographic data, land policies and trends, and growth estimates. Neighborhood data were supplemented by physical inspection of the defined area. Information regarding zoning, utilities, and other limitations on site utilization was obtained from the client and through the appropriate agencies. Both the site and the surrounding area was inspected to determine suitability for hotel use. All phases of the local lodging market were analyzed for past trends and current data. Estimated income and occupancy levels, expenses, and income structures are based upon this market evidence.

A diligent search for comparable data was conducted, and comparable information was obtained from both public and private sources. In the case of comparable sales data, attempts were made to contact the buyers or sellers or other knowledgeable third parties to verify that the transactions were at arm's length, cash equivalent, and market reflective. Because there was a limited number of comparable hotel sales in the subject market area, we extended our search to other markets. The sales comparison approach was employed, however, we did not place much reliance on it but used it as a test of reasonableness. The cost approach was not utilized as it is considered to have limited reliability due to the difficulty in estimating the significant depreciation and external obsolescence present at the subject Sheraton Inn. The income capitalization approach was given primary emphasis as there was sufficient data for its application, and it reflects the typical investor's behavior.


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A.8  SPECIAL ASSUMPTIONS

This appraisal and the value estimates set forth herein place significant reliance upon operating information and capital improvement costs provided by the property owner. All owner-provided materials have been presumed to be accurate and reliable. We have also performed our analyses based upon the underlying assumption that rooms utilization currently attributed to contracts with airlines to house flight crews is assumed to remain intact throughout the projection period. The property is heavily reliant on these contracts (approximately 40 percent of total demand) which are generally renewed on an annual basis. According to property management, this business is considered to be dependable, and the subject hotel is presumed to be the hotel of choice in this segment on the basis of its location and amenities/facilities. In the future, should this assumption not hold true, our value estimates and conclusions provided herein could be influenced and may need to be re-addressed.

Sheraton Inn Buffalo Airport                                 Page 17
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        B. ANALYSIS OF THE SUBJECT PROPERTY AND ITS MARKET

This section of the report presents a description and analysis of the subject property's location, improvements, physical condition, need for capital expenditures, property taxes, and zoning. In addition, this section of the report presents a review of the subject's market area and an analysis of the property's highest and best use.


B.1  DESCRIPTION AND ANALYSIS OF THE PROPERTY

LOCATION

The subject of the appraisal is a 7.84-acre parcel of land that is improved by a 292-unit hotel. The property, built in 1973 and known as the Sheraton Inn Buffalo Airport, is located on the north-side of Walden Avenue in Cheektowaga, New York and is adjacent to the Walden Galleria and the New York Thruway/Interstate 90. The civic address of the property is 2040 Walden Avenue, Cheektowaga, New York 14225.

LEGAL DESCRIPTION

A detailed legal description is provided in the addenda of this report as section F.4 Property Legal Description.

LAND

Size and Configuration: The subject site is relatively rectangular in shape and contains 341,510 square feet, or 7.84 acres.

Frontage and Accessibility: The property maintains four two-way entrances and has approximately 678 linear feet of frontage on Walden Avenue. The property is located approximately 100 yards from the intersection of Walden Avenue and Exit 52 at Interstate
90. The subject property has good access to Interstate 90, Walden Avenue, and Union Road, which are all main thoroughfares in the Buffalo area.

Sheraton Inn Buffalo Airport                                 Page 18
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Topography: According to the Cheektowaga Engineer's Office
and our physical inspection, the subject site is at street grade level.

Floodplain: According to an April 8, 1983 Flood Insurance Rate Map (FIRM) prepared by the Federal Emergency Management Agency
(FEMA), the subject site is located in Zone C, which is designated as "an area of minimal flooding". As such, the subject site is not located in a potentially hazardous flood zone. A copy of the FIRM is provided in section F.6 of the addenda.

Utilities and Public Services: All utilities are available to the site including public gas, water, sewer, telephone, and electric.

Easements and Encroachments: Typical utility and access easements exist throughout the subject site. We are not aware of any easements which negatively impact the subject.

Development on Neighboring Sites: The surrounding development is predominantly commercial and retail. Cheektowaga Central School (Kindergarten through High School) and the Walden Galleria mall comprises the western and eastern regions that surround the subject property, respectively. The subject is situated along the north-side of Walden Avenue, and land uses along the south-side of Walden Avenue comprise an Olive Garden restaurant, Pier 1 retail outlet, Kids R Us, Borders book store, K-Mart, Truck-Equipper, and a Sunoco gasoline station.

PROPERTY IMPROVEMENTS

General

The Sheraton Inn is a single, concrete structure that comprises a nine-story tower ("guest tower") and a two-story building ("main building"). The total gross building area is approximately 215,492 square feet. Completed in 1973, the property comprises 292 guest units of which 237 units are located in the guest tower. The remaining 55 guest units are located in the main building. Also contained within the main building structure is the lobby, an indoor courtyard and swimming pool, 12,216 square feet of meeting space, three food and beverage outlets, gift shop, and executive and sales offices. The following paragraphs present further details on the facilities and services at the hotel.

Sheraton Inn Buffalo Airport                                 Page 19
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Guest Rooms

At present the hotel contains 292-guest room units, of which 32 percent are king-bedded rooms. Double-double bedded units account for approximately 68 percent of the total inventory. In addition, approximately 19 percent of the total inventory are Preferred Quarters, which are guest rooms dedicated to frequent business travelers. The following table details the number of rooms by type.

--------------------------------------------------
Current Suites Configuration of the Subject Hotel
--------------------------------------------------

  King Rooms                        81
  Double-Double Rooms              199
  Suites                            12

--------------------------------------------------
  Total Number of Rooms            292
--------------------------------------------------

All of the guest room units are situated on double-loaded, interior corridors with a majority of the inventory in the guest room tower. The remaining inventory is located in the main building, which comprises a two-story structure that surrounds an interior courtyard. The following are available in each guest room.

   o Typically finished with carpeted floors and wall-papered walls. Furnished with king or queen-beds, night tables with reading lamps, a lounge chair or queen-size sofa bed, a standing lamp, a study desk with a table lamp, a luggage stand, and an armoire with a two-drawer bureau;

   o Bathrooms have one lavatory with a vanity/mirror unit, a tiled tub and shower area, and tiled floors;

   o Depending on the room type, amenities include a coffee maker, mini-refrigerator, remote-controlled television with on-screen programming and Spectra-vision, and blow dryer;
      and

   o All Preferred Quarters include a stocked refrigerator free-of-charge, nightly turndown service, a pass to the Preferred Travelers Club, complimentary newspaper, and are located in upper floors of the tower complex with superior views.

Sheraton Inn Buffalo Airport                                 Page 20
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Food and Beverage Outlets

There are three food and beverage outlets at the property:

   o The Grille on Walden is the main eating facility at the property, which serves three meals a day. This 120-seat outlet offers primarily American cuisine during breakfast and lunch and a Steakhouse themed-menu during dinner;

   o Twigs Bar and Grille is a 115-seat food and beverage outlet that is open from 12 PM until 1 AM. This sports bar/restaurant offers an open bar, a small eating area for "finger" snacks, a 50-inch television, and a pool table;
      and

   o H2O Bar is a beverage outlet located adjacent to the swimming pool area and offers an open bar.

Meeting and Banquet Space

The property contains approximately 12,216-square feet of dedicated meeting space. The following table details the meeting space available at the subject Sheraton Inn:

--------------------------------------------------------------
  Meeting Room or      Location/      Number of     Square
   Ballroom Name         Floor        Divisions      Feet
--------------------------------------------------------------

  Presidential
   Ballroom            Main Floor/1        5         6,300
  McKinley             Main Floor/1        0         1,440
  Upper Courtyard      Main Floor/1        0           800
  Lower Courtyard      Main Floor/1        0         1,800
  Jefferson              Room 238/2        0           308
  Lincoln                Room 237/2        0           252
  Washington             Room 250/2        0           576
  Governors              Room 801/8        0           432
  Eisenhower             Room 132/1        0           308
--------------------------------------------------------------
  Total Meeting Space             -        -        12,216
--------------------------------------------------------------

The present configuration of the meeting space is considered to be efficient and adequate for the number of groups that are booked at the subject hotel and the size of its guest room inventory. The meeting facility maintains a separate entrance and is located in a part of the building that is dedicated for function and meeting activities. The conditions of the meeting rooms are relatively good.

Sheraton Inn Buffalo Airport                                 Page 21
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Gift Shop

The gift shop is located adjacent to the lobby and offers a selection of souvenirs, snacks, toiletries, and periodicals.

Recreational Facilities

The hotel has an exercise room, a sauna, a game room, and an all-season indoor pool located in a tropical courtyard with a domed retractable roof.

Preferred Travelers Club

The subject hotel maintains a proprietary club for frequent business travelers: The Preferred Travelers Club. Enrollment in this club is free, and membership benefits depend on the number of stays per year. In general, membership benefits include room night and restaurant discounts, upgrades to Preferred Quarters, and gift certificates to Walden Galleria. In addition, all members have access to a private clubroom. This clubroom offers an executive meeting room, an open bar, a pool table, free continental breakfast, free cocktails and hors d'oeuvres, and a lounge serviced by professionally trained Preferred Travelers Club staff.

Other Services

The subject property offers 425 parking spaces, complimentary shuttle service to and from the Greater Buffalo Airport and Amtrak stations, an on-premise rental car agency, and valet/laundry services.

Presented in the following two pages are layouts of the main building and a guest tower floor plan, respectively.

                       Main Building Layout

Sheraton Inn Buffalo Airport                             Page xxxv

                     Guest Tower Floor Layout

Sheraton Inn Buffalo Airport                                 Page 24
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Structural Systems:

   Floor-Area Ratio
   ("FAR"):          0.63 (Please note that zoning is not
                     governed by FAR ratios )

   Floors:           Nine

   Foundation:       Reinforced concrete slabs and footings

   Building Frame:   Steel columns and masonry block

   Roofing System:   Flat, rubber membrane covered water proofing over
                     concrete slabs and gravel throughout the hotel; the courtyard has a retractable domed roof made of steel columns and reinforced glass

   Exterior Walls:   Painted brick walls



Mechanical Systems:

   HVAC System: The property has a two-pipe system capable of providing heating and cooling. The heating type is via forced air, and the cooling type is a centralized system. Each guest room has individual thermostat controls and individual fan coil units. The following summarizes the main components of the heating and air-conditioning system.

     Heating System:

      --  Guest Rooms:         Two H-2500A Raypak boilers with an
                               output capacity of 1.3 million BTUs per
                               hour and two 250 gallon storage tanks
      --  Meeting and Public
          Space:               Two H-3500A Raypak boilers with an
                               output capacity of 3.5 million
                               BTUs per hour


     Cooling System:

      --  Guest Rooms,
          Meeting and
          Public Space:        A Baltimore Aircoil cooling tower and
                               16 Carlye air compressors with output
                               capacities ranging from six to 10 tons



   Fire Protection System: The property maintains a Simplex System Model 8201 fire monitoring system which is located at the front desk. Each guest room contains a sprinkler and a heat and smoke detector. In the guest corridors, there is a sprinkler every four feet, and the meeting spaces and other public areas appear to contain an adequate number of sprinklers and heat and smoke detectors.

Sheraton Inn Buffalo Airport                                 Page 25
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    Elevators:

     Passenger Elevators:        There are two elevators with 2,500 lb.
                                 capacity that travel from the lobby to the eighth floor in the guest towers

      --  Cab Manufacturer:      Westinghouse
      --  Control Manufacturer:  Westinghouse
      --  Age:                   1972


     Service Elevators:          There is one elevator with 3,500 lb.
                                 capacity that travels from the basement to the eighth floor in the guest towers

      --  Cab Manufacturer:      Westinghouse
      --  Control Manufacturer:  Westinghouse
      --  Age:                   1972



   Plumbing:   Domestic water is provided by the Erie County Water
   Authority direct to the hotel.

   Electrical System: Service is provided via a volt transformer vault owned by NYSEG (New York State Electric and Gas). An emergency generator is maintained for instances where the main power supply is interrupted and is powered by a diesel fuel engine.


Interior Finishes:

   Floor Coverings:

     Lobby:                      Ceramic tile with carpet inlay

     Meeting Rooms:              Carpet (padded)

     Guest Rooms:                Carpet (padded)

     Corridors:                  Carpet (padded)

Sheraton Inn Buffalo Airport                                 Page 26
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   Walls and Partitions:

     Lobby:                      Painted brickwall covered with wall-
                                 vinyled drywall

     Meeting Space:              Insulated drywalls covered with wall
                                 vinyl; division separators are steel
                                 flywalls covered with carpeting

     Guest Rooms:                Insulated drywalls covered with wall
                                 vinyl; each room contains a connecting
                                 door

     Corridors:                  Insulated drywalls covered with wall
                                 vinyl, wood trimmings, and carpeting



PROPERTY INSPECTION

We completed an in-depth tour of the property's physical plant including 1) the property exterior and parking; 2) the public space, lobby, meeting space, and food and beverage facilities; and 3) the back-of-the-house space including kitchens, storage rooms, housekeeping, laundry, administrative offices, and mechanical and electrical equipment. In addition, we toured four guest rooms including a duplex suite, a Preferred Quarter, an unrenovated double-double-bedded room, and a renovated king-bedded room.

In general, the subject property has a product offering that is adequate for the needs of its guests. The product maintains a standard service and price/value quality that is expected in first-class, full-service hotels. The following provides a summary of our November 7, 1996 inspection1. Each area was rated on a scale of excellent, good, average, and poor:

   o The building exterior was repainted in early 1992 and appears to be in good condition.

   o The roof appears to be in good condition and has been in place since 1987. Each year after winter, the maintenance crew inspects and cleans the roof. However, management has indicated that a "patch-up" job was performed in 1996. Prior to the repairs, leaks occurred in the boiler and laundry room.


--------------

1 Inspection of the subject property does not purport to be exhaustive nor is its judgment about the physical condition definitive; it is not a substitute for a thorough and accurate engineering study.

Sheraton Inn Buffalo Airport                                 Page 27
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   o  The lobby and checkin area are in average condition.
      Although the furniture was refurbished in late 1992, the design of the area is outdated and does not provide the level of ambiance and quality exhibited by many competitors. Overall, the area will need a renovation or upgrade in the near future.

   o  The overall public area was in good condition.

   o Twigs Bar and Grille is in excellent condition as it received an overhaul renovation in 1992 and is well-appointed for the sports bar theme portrayed. The amenities and meals served are adequate. The Grille on Walden is in good condition. However, the design is somewhat outdated, and as the subject's main dining area, this outlet will need to be upgraded in the future in order to provide a level of quality service and value that is competitive with other hotels. The H2O Bar was built in early 1996 and is in excellent condition.

   o The guest rooms, including the Preferred Quarters, are in average to good condition. A majority of the rooms in the guest tower were renovated in 1992. Although this renovation included new vinyl, carpet, furniture, and soft goods, it was not comprehensive. The materials utilized were not of good quality and appeared to be dated. In addition, the high level of occupancy at the hotel has had a negative impact on the product offering. The guest rooms in the main building (floor 1 and 2) have not been renovated since 1987. As such, the rooms appear to be tired and effects of "wear and tear" are apparent. Furthermore, the original fixtures in all the bathrooms are outdated and did not function well, and the hotel phone system has not been upgraded to be voice mail and fax/modem compatible.

   o The Preferred Travelers Clubroom is in excellent condition. The area received an overhaul renovation in 1992. This lounge is attractively appointed and creates a high level of price/value. Major renovation upgrades include new vinyl, furniture and fixtures, carpet, and lights.

   o The meeting facility is in good condition. The ballrooms and meeting rooms are attractively appointed, well laid out, and well-positioned throughout the property.

   o  The courtyard area and the swimming pool are in good condition.

Sheraton Inn Buffalo Airport                                 Page 28
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PAST RENOVATION AND CAPITAL REQUIREMENTS

The property expended approximately $630,582 in capital improvements between 1994 and 1996 to maintain the property's competitive positioning. For 1997, the property has budgeted $459,670 in capital costs, which are estimated to be funded from reserve for replacement. Presented in the following is a detail of these capital expenditures.


                 Estimated Breakdown of Historical
                 and Proposed Capital Expenditures
                            (1994-1997)

                     Description                    Expenditures

1994 Actual                                             $231,062
      Telephone System Upgrade (Switch Box)
      Parking Improvement (Curbing Concrete, Lights)
      1st and 2nd Fl Rooms Drapes
      Banquet Equipment Replacement
      HVAC Upgrade (Air Quality System)
      Shuttle Van
      Mattresses/Box Springs (Selected Rooms)
1995 Actual                                             $244,059
      Key Card Lock Upgrades (All Rooms)
      Guest Bathroom Electrical/Lighting Units
      Kitchen Equipment
      Public Area Carpeting and Tile
      Public Area Furniture
      Meeting Space Carpeting
      Building Exterior Improvements (Painting)
      Installation of New Property Signage
      Parking Improvement (Painting and Tar Patch-Up)
1996 Actual                                             $155,461
      Front Desk Retrofit
      Replacement of Cooling Tower Unit
      Replacement of A/C Compressors (2 Units)
      PMS/PO Computer System Unit Installation
      Kitchen Equipment
      Computer Software/Accounting
      Replacement of Boiler Room Roof
1997 Budgeted                                           $459,670
      1st/2nd Fl Rms (Soft and Selected Case Goods)
      3rd-5th Fl Rms (Bathroom Sinks)
      Condensor Water Tank
      Lobby Renovation (Soft and Selected Case Goods) Replacement of A/C Compressors (1 Unit)
      Guest Elevator Roofs (2 Units)
      Housekeeping Area Carpeting and Upgrade
      Grille on Walden (Refurbishment)
Actual Capital Costs Expended (1994-1996)               $630,582
Budgeted Capital Costs (1997)                           $459,670
      Total 1994-1997                                 $1,090,252

Sheraton Inn Buffalo Airport                                 Page 29
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On the basis of our analysis of the competitive lodging market and an inspection of the subject property, we believe that the proposed capital expenditures by Richfield Hospitality are adequate. Although there are areas throughout the subject that can be upgraded further, on a cost-benefit basis, we do not believe it will be economical to implement these improvements.
The subject is currently operating at a high occupancy and healthy average rates. Should ownership upgrade the product offering, we do not believe that the subject's performance will improve to a point where the return on investment is feasible.

PROPERTY TAXES

The subject property is under the taxing jurisdiction of the Town of Cheektowaga. Real estate taxes are assessed on a calendar year basis and are payable annually. The real estate tax comprises County, State, Fire, Sewage, and garbage taxes. The city does not levy a separate tax on the value of the personal property (furniture, fixtures, and equipment), but there is a school tax. Please note that due to the numerous types of taxes levied on the subject, we have included copies of past tax bills for reference as F.7 Property Tax Bills.


Real Estate Taxes

Taxing Jurisdiction:     Town of Cheektowaga, New York

Tax Account Number:      Parcel 102.02-1-29.2
                         Parcel 102.02-1-27
                         Parcel 102.02-1-27./A
                         Parcel 102.02-1-27./B

Current Tax Year:        Jan 1 through December 31, 1996

Tax Rates Established:   December 1 prior to tax year


Current Tax Rate1        Tax Description             Tax Rate
(Per $1,000              ---------------             --------
of assessed value):      County Tax                  $2.445645
                         State Mandate               $7.469459
                         Library Purpose             $1.092876
                         General Town                $8.591317
                         General Garbage             $2.836325

Sheraton Inn Buffalo Airport                                 Page 30
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   Assessments
   Established:   The assessed value of the hotel for tax purposes is
                  assumed to be 65.18 percent of fair market value.

   Reevaluations: The fair market value of the property is assessed on a random basis and is only performed when a reassessment decision has been made.


The following table illustrates the assessed values and real estate taxes from 1994 to 1996.

---------------------------------------------------
   Year     Assessed Value      Real Estate Taxes1
---------------------------------------------------

   1994     $10,149,800           $279,830.39
   1995      10,149,800            284,524.61
   1996      10,149,800            284,113.73

---------------------------------------------------
1.  Includes all taxes.


We have assumed that real estate taxes will increase with inflation. According to discussions with the real estate appraiser at the Assessor's Office, it is not foreseeable that real estate taxes will increase significantly in the future, and as such, an assumption of inflationary increases is reasonable.

School Taxes

   Taxing Jurisdiction: Town of Cheektowaga, New York

   Tax Account Number:  Parcel 102.02-1-29.2
                        Parcel 102.02-1-27
                        Parcel 102.02-1-27./A
                        Parcel 102.02-1-27./B

   Current Tax Year:    July 1, 1996 through June 30, 1997


   Tax Rates
   Established:         June 1 prior to tax year

   Current Tax Rate:    $18.882316 per $1,000 of assessed value

   Assessments
   Established:         The assessed value of the hotel for tax purposes is
                        assumed to be 65.18 percent of fair market value.

   Reevaluations:       The fair market value of the property is assessed
                        on a random basis and is only performed when a reassessment decision has been made.

Sheraton Inn Buffalo Airport                                 Page 31
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The following table illustrates the computation of the school taxes for the last three years.

------------------------------------------------------
                            Tax Rate
 Tax Year   Assessed Value (Per $1,000)  School Taxes
------------------------------------------------------

   1994     $10,149,800    17.079140     $173,349.88
   1995     10,149,800     17.976470      182,457.60
   1996     10,149,800     18.882316      191,651.73

------------------------------------------------------


Similar to real estate taxes, we have assumed that school taxes will increase at the inflation rate. The real estate appraiser at the Assessor's Office also believes that inflationary growth rates are reasonable based on historical increases.

ZONING

The Sheraton Inn is governed by the zoning ordinances of the Town of Cheektowaga, New York. It is located in a zoning district titled C or Retail Business District. The purpose of this zoning intent is to provide a district which would allow for the sale of goods and services to the general public within enclosed buildings. The goods and services offered within this district typically generate large volumes of traffic or are conducted from large complexes. These areas are typically isolated from residential areas by the transitional zoning district or abut the rear of residential areas, have direct access to main roads, and usually take the form of plazas.

Permitted uses include but are not limited to retail sales, laundromats, uses related to personal apparel, restaurants, amusement/recreational centers, banks, and hotel/motels. Accessory uses include shops for the limited manufacturing or processing of articles incidental to the conduct of a retail business and accessory garage for the installation of motor vehicle equipment.


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Restrictions and Requirements

The following summarizes the restrictions and requirements that the subject Sheraton Inn must conform to under its existing zoning.

   Minimum Lot Size    -  As required to meet parking and yard
                          requirements

   Minimum Frontage    -  50 feet

   Minimum Yards

      Side Yards       -  10 feet
                       -  Where a side yard is used for two-way
                          vehicular access, it shall not be less
                          than 30 feet wide with no more than a
                          24 foot wide driveway

      Rear Yards       -  10 feet

   Maximum Building
   Height              -  30 feet

   Maximum F.A.R.      -  n/a

   Maximum Lot
   Coverage            -  n/a

   Parking
   Requirements        - 5 spaces for each 25 feet of net floor area
                       - 2 spaces for each 5 seats
                       - 5 spaces for each 100 square feet of net
                           standing room only area


On the basis of the zoning code, the property site plan, our physical inspection of the subject property, and discussions with local zoning representatives, the property appears to conform with all general and specific zoning requirements.


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B.2  AREA ANALYSIS

The Area Analysis provides information on market conditions as they currently exist in the Buffalo Market Area ("Buffalo"). In general, the Buffalo area includes Downtown Buffalo and the suburbs such as Tonawanda, Amherst, Williamsville, Cheektowaga, and Lackawanna. Economic and sociological trends provide insights relating to the strength of the local market area; a review of such trends has been completed to direct and support our estimates of future market growth in the lodging industry.

The following section of the report outlines general trends in the market. We consulted with the Greater Buffalo Partnership (the Camber of Commerce), Convention and Visitors Bureau, and other local sources for much of the following information. When possible, information was verified directly from the primary sources.

The Buffalo area, the location of the subject, is part of Erie County and situated in the northern part of Western New York State. Buffalo is located approximately 22 miles south of the Niagara Falls, 110 miles southeast of Toronto, and 393 miles northwest of New York City. As a key point of entry, Buffalo is characterized as the center for trade between the United States and Canada. In 1994 and 1995, World Trade magazine ranked Buffalo as the fifth top trading city with $23.1 and $29.8 Billion of trade volume respectively, behind Los Angeles and New York. Approximately 14 percent of all Canada-US trade crosses at the Peace Bridge, which connects Buffalo and Canada's Fort Erie. In the leisure area, Buffalo is known for its Art Deco architecture, sport events, and Naval and Servicemen's Park. With its proximity to Niagara Falls, Buffalo also draws a substantial amount of tourist demand from the area.


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ECONOMIC AND DEMOGRAPHIC INDICATORS

This section summarizes historical trends in several key economic and demographic indicators in the Buffalo market area. The following table presents historical trends in Population, Retail
Sales, Eating and Drinking Sales, and Median Household Effective
Buying Power.


          Summary of Economic and Demographic Statistics
                    For the Buffalo Market Area

                                                          CAG(1)
                                  1991            1995 1991-1995

Population (000's)
      Erie County (2)              964             961     -0.1%
      New York State            18,166          18,158      0.0%
      United States            253,629         264,901      1.1%

Retail Sales ($000's)
      Erie County (2)       $6,873,197      $8,235,294      4.6%
      New York State      $122,445,952    $137,770,964      3.0%
      United States     $1,821,385,936  $2,355,241,609      6.6%

Eating & Drinking
  Sales ($000's)
      Erie County (2)         $724,504        $818,695      3.1%
      New York State       $12,517,081     $14,414,637      3.6%
      United States       $189,192,158    $241,780,257      6.3%

Median Household Effective
Buying Income (EBI)
      Erie County(2)           $29,594         $28,943     -0.6%
      New York State           $35,506         $33,848     -1.2%
      United States            $32,073         $32,238      0.1%

Source:    Sales and Marketing Management, Survey of Buying Power

Note:      (1)  Compound Annual Growth
           (2) Statistics in the Buffalo area represents over 70 percent of Erie County.




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Population

Population growth in Erie County exhibited a minimal change of a -0.1 percent compound annual rate between 1991 and 1995 and is line with New York State, which also experienced no growth for the same period. The United States, similarly, exhibited a minimal increase of 1.1 percent compound annual increase for the same period. This population change in Erie County is correlated to business trends in the Buffalo area. Although there have been a few relocation of smaller companies out of the Buffalo area, especially in the Downtown market, overall new business growth has been minimal.

Retail Sales

Total retail sales in Erie County grew 4.6 percent, compound annually, between the year 1991 and 1995. The County's compound annual growth rate surpassed New York State by 1.6 percentage points. Retail has always been a mainstay industry in Buffalo, representing over 90 percent of total retail sales in Erie County. In addition, many retail establishments in Buffalo are targeted to tourists; as such, trends reflected in retail sales, to a degree, also measures tourism growth. According to the Buffalo Partnership, there over 4,000 retail establishments in the Buffalo area.

Eating and Drinking Sales

Eating and drinking sales trends, to a limited degree, reflect the strength of the hotel industry and the level of visitation to the area. Growth in eating and drinking sales also reflects the growth in the ability of residents to spend money on luxury items. Eating and drinking place sales include the sales of all establishments selling prepared food and beverage items for consumption on the premises or for take out, as well as lunch counters and stands selling food and drinks for immediate consumption. During the period from 1991 to 1995, Erie County eating and drinking sales increased by a compound annual growth rate of 3.1 percent, while the State of New York experienced similar growth of 3.6 compounded annual. In comparison, nationwide compound annual sales for the same period outpaced Erie County and New York State by 3.2 and 2.7 percentage points, respectively.


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Median Household Effective Buying Income (EBI)

Estimates of median household effective buying income reflect the growth in the economy and the living standards of area residents. According to the Sales and Marketing Management Survey of Buying Power, the median household EBI of Erie County exhibited minimal change. Between 1991 and 1995, median income for the County changed on an average annual basis of -0.6 percent. Similarly, New York State exhibited a compound annual decline of 1.2 percent for the same period. In 1995, the median household EBI in the State and nationwide were 1.17 and 1.11 times greater than Erie County, respectively.

EMPLOYMENT

Employment and Unemployment

Trends in employment is an excellent indicator of the overall health of a local economy. The following table presents a summary of the trends in employment and unemployment in the local market area for the last several years.

-------------------------------------------------------------------------
              Growth in Employment and Unemployment
-------------------------------------------------------------------------
            Buffalo-Niagara Falls MSA             New York State
          ------------------------------  -------------------------------
            Labor      Total      %        Labor      Total       %
            Force      Enpl.      Unempl.  Force      Empl.       Unempl.
          ---------------------------------------------------------------

 1990       588,652    559,590     4.9%    8,827,000  8,368,000    5.2%
 1991       584,388    544,004     6.9%    8,723,000  8,097,000    7.2%
 1992       579,415    536,908     7.3%    8,645,000  7,911,000    8.5%
 1993       579,023    540,298     6.7%    8,650,558  7,973,256    7.8%
 1994       576,268    541,140     6.1%    8,573,242  7,980,520    6.9%
 1995       569,027    538,255     5.4%    8,493,429  7,955,265    6.3%

 CAG (1)     -0.7%      -0.8%                -0.8%      -1.0%

--------------------------------------------------------------------------
Source:    Department of Labor and US Bureau of Labor Statistics
Notes:     (1) Compound Annual Growth
           (2) MSA is Metropolitan Statistical Area and consists
               of Erie County and Niagara County.
-------------------------------------------------------------------

The labor force and total employment in the Buffalo-Niagara MSA has steadily declined between 1990 and 1995, exhibiting a compound annual decrease of 0.7 and 0.8 percent, respectively. This, however, is in line with statewide trends as labor force and employment also declined during the same period at average annual rates of 0.8 and 1.0 percent. On the


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basis of these trends, the unemployment rate in the
Buffalo-Niagara MSA decreased 1.5 percentage points between 1991 and 1995, which is indicative of an increasingly strong economy.

Employment by Industry Sector

Employment by industry sector details the number of individuals employed in a market area by each major industry category. An analysis of the trends in employment by industry sector can provide insights on the most important industries in the local market area and which sectors have reflected recent growth or declines. The following table presents a summary of trends in non-agricultural employment by industry sector for the subject market area.

-------------------------------------------------------------------
                  Employment by Industry Sector
                           (1990-1995)
                       Buffalo Market Area
-------------------------------------------------------------------
                                                        Compound
                                 1990        1995     Annual Growth
                            ---------------------------------------
Construction                  22,900       19,800         -2.9%
Manufacturing                 97,700       91,200         -1.4%
Transportation/Utilities      27,200       26,100         -0.8%
Wholesale/Retail Trade       136,600      130,900         -0.8%
F.I.R.E. (1)                  29,300       28,000         -0.9%
Services                     144,400      155,600          1.5%
Government                    89,600       87,400         -0.5%
                              ------       ------          ---
     Total Employment        547,700      539,000         -0.3%

-------------------------------------------------------------------
Source:     Western New York Almanac, 1996-1997
Notes:      (1)  Fire, Insurance, and Real Estate
-------------------------------------------------------------------


In 1995, the Wholesale/Retail Trade and Services sectors comprised the largest industries by employment, representing 24.3 and 28.9 percent of total employment respectively. The services sector is the only sector which reflected compound annual growth of 1.5 percent in total employment between 1990 and 1995. Total employment declined by 0.3 percent, compounded annually, during the same period. Construction and manufacturing represented the largest declines, registering 2.9 and 1.4 percent compounded annual decreases between 1990 and 1995.


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The following table summarizes the ten largest employers in the
Buffalo market area that generate demand for lodging accommodations.

--------------------------------------------------------
              Company Name                No. Employees
--------------------------------------------------------
   Delphi Harrison Thermal Systems             6,800
   State University of New York ("SUNY")
      at Buffalo                               5,409
   Marine Midland Bank                         4,628
   Powertrain Group of General Motors Corp.    4,200
   Buffalo General Hospital                    2,894
   American Axle & Manufacturing Inc.          2,800
   M&T Bank                                    2,768
   Ford Motor Co.                              2,500
   Dresser-Rand Co.                            2,400
   Millard Fillmore Health System              2,319
--------------------------------------------------------
   Source:  Chamber of Commerce
--------------------------------------------------------


OFFICE MARKET OVERVIEW

An important indicator of the strength of the Buffalo lodging environment is the strength of the market for office space. According to the Society of Industrial and Office Realtors, Downtown Buffalo's Class "A" and "B" vacancy rates grew higher into the double-digits at 17.5 and 21.4 percent, respectively, while rental rates have remained stagnant. Outside the Commercial Business District ("CBD"), vacancy decreased in both Class "A" and "B" space and is approximately four percent. Class "A" rental rates outside the CBD has also risen by $0.50 percent to $16.50 per square foot. For year-end 1996, vacancy outside the CBD area is expected to further decrease by one to five percentage points while rental rates are expected to increase minimally.

Similarly, vacancy rates for industrial space have been positive. In 1995, vacancy rates in the Buffalo suburbs, which has the highest concentration of industrial space, declined to 2.9 percent while net absorption was 908,937 square feet. Total inventory of industrial space in the suburbs was 67,425,000 square while only 1,938,626 square feet were vacant. For year-end 1996, vacancy rates are expected to increase slightly as some 50-100,000 square feet of speculative development will be concentrated in the suburban area.


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TRANSPORTATION

Roadway System

The Buffalo area is served by two concentric beltways, which are composed of various major roadways throughout the area. This roadway system includes the New York State Thruway, Kensington Expressway, Aurora Expressway, and various local avenues and corridors. The following provides a summary of each roadway.

      New York Thruway/Interstate 90 is a four-lane, two-way, high-speed interstate highway and comprises the outer beltway. It is the principal east/west thoroughfare for New York State and provides access for traffic from states west and east of New York and Canada via Queen Elizabeth Way ("QEW"). This thruway is a crucial component for the Buffalo lodging market as it is the primary avenue of travel for Buffalo's major lodging feeder markets, such as Cleveland, Pittsburgh, Boston, Toronto, and New York.

      Kensington Expressway is a four-lane, two-way, high-speed, local highway and comprises the inner beltway. This east/west thruway provides access for traffic between the Greater Buffalo International Airport and Downtown Buffalo.
      The Kensington Expressway is most traveled by local traffic.

      Aurora Expressway provides access between the Buffalo area and East Aurora. This four-lane, two way local highway begins at the southern part of the outer beltway (New York Thruway/Interstate 90) and travels south, ending at East Aurora. East Aurora is a large demand generator for the Buffalo lodging market in terms of commercial transient demand.

      Local Avenues and Corridors provide access for cross beltway and town traffic. These two to four lane, two-way corridors include Main Street, Genesee Avenue,
      Sycamore/Walden Avenue, and Broadway.

Public Transportation

Although majority of the lodging demand travels by car, the Buffalo area also offers an extensive system of public transportation. The Downtown and Greater Buffalo areas are served by an intricate public bus system that covers over to 100 square miles. In addition, a rapid transport system is offered from Downtown Buffalo to SUNY at Buffalo Main Street Campus. As one of the largest cities in Western New York, Buffalo also maintains two Amtrak train stations, which provide access to major cities throughout the nation. These stations are located in Downtown Buffalo and Depew, which is approximately two miles from the subject property.


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Airport

The Buffalo area is served by the Greater Buffalo International Airport ("GBIA") and is located in the northwestern part of the region. The airport provides scheduled flights on many major U.S. airlines, including but not limited to US Air, Delta, Continental, United, and Northwest. Direct flights from major cities include Boston, Chicago, Los Angeles, New York, San Francisco, Vancouver, and Washington DC. As indicated in the table below, passenger enplanement and deplanement at the airport decreased by a respective 2.8 and 2.6 percent, compounded annually, between 1990 and 1995. In contrast, the number of flights to GBIA increased at a compound annual rate of 0.1 percent during the same period. Overall, GBIA has exhibited a declining trend in passenger emplanements and deplanements. According to GBIA authorities, the airport has experienced increasing competition from airports in Cleveland and Toronto, where the facilities are bigger, and low-fare airlines are offered.

--------------------------------------------------------------
          Trends in Air Passenger Activity at the
           Greater Buffalo International Airport
--------------------------------------------------------------

        Year           Enplanement   Deplanement      Flights
        ----           -----------   -----------      -------
        1990            1,703,224     1,703,696       66,574
        1991            1,686,240     1,586,513       69,151
        1992            1,582,489     1,579,975       75,081
        1993            1,538,143     1,531,700       74,858
        1994 1          1,723,989     1,736,926       68,001
        1995            1,477,351     1,492,465       66,842

        CAG 2
     (1990-1995)          -2.8%         -2.6%          0.1%

--------------------------------------------------------------
Source:     Greater Buffalo International Airport
Note:       (1)   Enplanement and deplanement figures were
                  abnormally high during this period
                  as a result of Continental Airline's
                  promotion of Peanut fares.
            (2)   Compound Annual Growth
--------------------------------------------------------------


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Presently, the GBIA is undergoing a $187.4 million core airport improvement plan. While the new terminal will have fewer gates than the existing airport, the design will allow for easy expansion as demand dictates. Slated for completion by October
1997, details for this core modernization plan include:

   o A new 15-gate terminal that will replace the two existing terminals;

   o A centralized concession area which will connect the main ticketing lobby and the concourse areas;

   o A three level parking structure, comprising 1,300 parking spaces; and

   o A modern design and layout, which will allow for further expansion capabilities.

TOURISM

Besides being one of the largest trading cities in the US, Buffalo also offers a vast mixture of attractions that are considered some of the best nationwide. Starting at the Downtown Waterfront, which is slated to undergo a $27.0 million dollar revitalization program, is a span of public walkways, parks, harbors, and marinas that border Lake Erie, one of the Great Lakes. Located a few blocks south in Downtown Buffalo are sports facilities, such as the newly opened Marine Midland Arena, gardens, museums, and many nationally famous buildings known for their Art-Deco and new age architecture. For shoppers, Buffalo also offers over 4,000 retail establishments, including the 200-plus stores Walden Galleria, and the sports enthusiast can find sports for all-seasons ranging from skiing to sailing on the lake.

Just 20-minutes by car north of Buffalo is the Niagara Falls area, which offers attractions such as the Falls, outlet mall shopping, and countless recreational activities and amusement parks/museums. The Niagara Falls are estimated to host approximately 11 million visitors annually. As a comparison, Disney World hosts approximately 12 million visitors per year. In addition, the Niagara Falls area on the Canadian side has recently approved for the development of a casino. The new casino is expected to be developed by converting an existing commercial building. Based on our analysis and discussions with industry professional, this new development is not expected to impact the Buffalo lodging market. The Niagara Falls Visitors Bureau anticipates that the demand generated from this new casino will consist of only day travelers.


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Attractions

      Buffalo and Erie County Naval and Servicemen's Park: This Buffalo waterfront attraction is the largest inland naval park of its kind in the nation. Visitors can tour the decks of the USS Little Rock, a flagship of the Sixth Fleet, and USS Croaker, a battle-decorated World War II submarine. In addition, there is a military museum which pays special tribute to all branches of the military.

      Albright-Knox Art Gallery: Considered one of the nation's finest museums for modern art, the Albright-Know features works by the Picasso, Van Gogh, Matisse, Derain, Monet,
      Renoir, and Warhol.

      Theodore Roosevelt Inaugural National Historic Site at the Wilcox Mansion: On August 14, 1901, Theodore Roosevelt was inaugurated as the 26th president of the United States following the assassination of President William McKinley in the library of Wilcox Mansion. As a tribute to Teddy Roosevelt, each August this mansion becomes the grand site of the Teddy Bear Picnic.

      Our Lady of Victory Basilica and National Shrine: Our Lady of Victory Basilica and National Shrine is a Italian Renaissance structure of the Virgin Mary housed in a shrine which were constructed by Father Nelson H. Baker. In 1926, the shrine was elevated to a Minor Basilica by Pope Pius XI, making it the second of such churches in the United States.

      Walden Galleria: The Walden Galleria is one of the largest indoor retail malls in western New York, offering over 200 stores, an international food court, and 12 theaters. Major anchors include Kaufmann's, Lord & Taylor, and the Bon-Ton.

Spectator Sports

Served by the 700,000-square foot Marine Midland Arena and the newly opened, $122.5 million Crossroads Arena, Buffalo is the beacon of spectator sports for central and western New York. Among Buffalo's professional sports teams are the Buffalo Bills (four time AFC champions), the Buffalo Sabres, the Buffalo Bandits (Major Indoor Lacrosse League champs), and the Buffalo Blizzard (the new expansion team of the National Professional Soccer League). In addition, Buffalo is frequently chosen to host numerous national sports events, such as the World University Games in 1993 and the World Veterans Games in 1995.


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CONVENTION AND TRADE SHOW MARKET

Total convention/meeting space in the Buffalo area exceeds 200,000 square feet. This space is offered by two convention hotels in the Downtown area and four full-service hotels in the suburbs. In addition, the city also features a 100,000-plus square foot convention facility, comprising 62,720 square feet of prime exhibit space.

As presented in the following table, total conventions between 1990 and 1995 ranged between 165 and 151 while total hotel rooms occupied has increased by almost 50 percent during the same period.

--------------------------------------------------------
      Growth in Convention and Trade Show Demand
                    Buffalo Area

--------------------------------------------------------
                                          Hotel Rooms
            Conventions     Delegates      Occupied
          ----------------------------------------------

  1990          165          165,550        87,891
  1991          170          110,608        96,473
  1992          134          103,338        127,147
  1993          150          102,885        105,788
  1994          128          106,820        100,248
  1995          151          150,703        133,801


--------------------------------------------------------
Source:  Greater Buffalo Convention and Visitors Bureau
--------------------------------------------------------


CONCLUSION

Although, over the past years, the overall Buffalo area has exhibited soft demographic and economic growth, these trends, especially in convention, office market, employment related activities, have primarily affected the Downtown lodging market. Based on our field investigation and interviews, the suburban market, which is the Sheraton's competitive environment, has been relatively strong, fueled by healthy tourism and office markets.


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B.3  HIGHEST AND BEST USE ANALYSIS

The validity of an appraisal is dependent upon the consideration and conclusion of highest and best use.2 Often expressed as "the most profitable legal use," the concept requires a thoughtful analysis of many factors. Vacant land value is directly related to its highest and best use. On the other hand, an improved property may have the same or a different highest and best use than the land supporting the improvements when considered as vacant land. Therefore, for improved property, both highest and best use decisions must be separately considered, both as vacant land and as improved property. In addition to a conclusion for both the vacant land and improved property, sale and lease comparisons are usually made with properties having similar highest and best uses as the subject.

Four parameters for consideration in this regard relate to
1) legality of use, 2) physical possibilities, 3) financial feasibility, and 4) maximum economic production. Single uses, interim uses, legal non-conforming uses, speculative uses or excess land determinations require further analysis.

HIGHEST AND BEST USE OF THE LAND AS IF VACANT

Legally permissible uses are those limited by zoning, easements and rights-of-way, deed restrictions, building codes, and environmental controls. These restrictions have been discussed in section B.1 Description and Analysis of the Property. As mentioned earlier in the zoning section of this report, the subject site is located in a zoning district titled C or Retail Business District.

Physically possible uses are limited by size, design, topography, flood possibilities and physical capacities. The subject site is approximately 341,510 square feet or 7.84 acres. It is relatively rectangular in shape, at street grade and does not lie in a flood zone.


---------------

2 Highest and Best Use: "The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. (American Institute of Real Estate Appraisers, The Dictionary of Real Estate Appraisal, Second Edition, Copyright 1993, Page 171.


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Drainage and topography are acceptable for a variety of uses as are the shape and frontage of the site. Although we are unqualified to render an opinion of the physical load-bearing capacity of the land or its freedom from hazardous materials, no nuisances were obvious at the time of inspection.

Financially feasible uses must be supported by sufficient demand in the neighborhood to create a sufficient return to invest over the long term. In analyzing each highest and best use alternative, the income potential from those legally permissible and physically possible uses were considered. The income from the highest and best use should be sufficient to satisfy investor requirements and operating expenses, thereby providing a return on the land.

Predominant land uses in the neighborhood provide indications of profitable land uses for the location of the subject property. The subject property is located contiguous to the Walden Galleria mall and in proximity to the intersection of Walden Avenue and the New York Thruway/Interstate 90, with good access to major roadways. Development in this area is oriented toward retail-intensive and commercial uses, such as shopping malls, power centers, hotels, and other retail uses. A number of uses, including hotel and retail/commercial establishments, would conform with the subject's surrounding development.

Based upon the surrounding properties, both hotel and retail/commercial uses are financially feasible. Hotel average daily rates (ADR) and occupancies are currently strong in the subject neighborhood. ADR's among the subject's competitive set range from $73 to $77 while occupancies range from 69 percent to 73 percent. Likewise, the retail market in the Buffalo area is realizing healthy vacancy rates. According to the ULI Market Profiles 1996, vacancy for all anchored and unanchored retail space in the Buffalo area is approximately 13.0 percent vacancy in year-end 1995. Retail space widely used in the subject neighborhood, such as grocery-anchored centers and large region malls, are estimated to have lower vacancy rates ranging from six to seven percent for the same period. These rates are estimated to remain relatively stable for year-end 1996, as new supply is expected to be absorbed by expanding retail chains such as Tops, Wegmans, Home Depot, and more. In addition, retail sales in the subject neighborhood alone rose by approximately nine percent in 1996 and is expected to achieve similar results by year-end 1996.


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As such, on the basis of the above information and our research of operating statistics for the local market, as well as national averages, both through property surveys and published investor surveys, as well as analyzing the income potential from these property types, it is our opinion that both uses are financially feasible. We conclude that the highest and best use of the land as vacant is for some type of commercial development commensurate with hotel or retail development.

HIGHEST AND BEST USE OF THE PROPERTY AS CURRENTLY IMPROVED

The subject property is currently improved with a hotel containing 292 rooms. In light of the existing improvements, a contrast with other uses is made for the optimal use which is also physically suitable for the site, legally permissible, economically feasible and the most profitable usage of the site.

As earlier indicated, the highest and best use of a property as improved may differ from the highest and best use of the land as if vacant. The "as improved" analysis assists in the identification of the use that is projected to provide the greatest overall property return on invested capital, as well as in the identification of comparable properties. Typical choices for improved property include the following usage alternatives:

                1. Demolition of the improvements
                2. Remodeling or renovation
                3. Continued usage, as is

The four tests of highest and best use are applied to each of the above alternatives. All three options are legally permissible and physically possible. The test of financial feasibility is that the use must provide a return equal to or greater than the amount needed to meet all operating expenses, financial obligations, and capital expenditures. In addition, the use must be maximally productive, or that use which produces the highest value, consistent with the rate of return warranted by the market for that use. Using current investor expectations, consideration of all three scenarios was made.


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Demolition of the Improvements

The implication in a highest and best use analysis is that the existing improvements should be retained and/or renovated as long as those improvements continue to contribute to the total value of the property; or until the return from a new improvement would more than offset the cost of demolishing the existing improvements and constructing alternative facilities. An analysis of the subject property reveals that the existing improvements do continue to contribute to the overall value of the subject, with no alternative use available to the site which would provide a return greater than the return on current improvements after consideration of the cost to raze the current improvements and build an alternate use. Therefore, demolition of the improvements is not considered warranted, nor optimal from a highest and best use standpoint.

Remodeling or Renovation

For 1997, the subject property is expected to undergo $459,670 worth of capital improvements, of which will be funded from reserves, to maintain its competitive positioning. Discussed in section B.1 Description and Analysis of the Property, the subject Sheraton Inn underwent approximately $630,582 in capital expenditures between 1994 and 1996. Presently, the property provides a product offering that is adequate and competitive.

Continued Usage As Is

As an alternative to demolition, the existing improvements could be converted to an alternate use or left as-is. Again applying the four tests to this premise, it would be physically possible, as well as legally permissible to convert the improvements to another use. However, as discussed previously, the current use as a hotel is the most maximally productive use currently available to the property. Obviously then, converting to an alternative use would lessen the return, and therefore, any such use would fail to be the most profitable alternative.

Sheraton Inn Buffalo Airport                                 Page 48
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CONCLUSION AND RECONCILIATION OF HIGHEST AND BEST USE

From the three options presented, one remains feasible for the subject. Demolition of the improvements was eliminated as an option since the existing improvements provide substantial contributory value to the property. The condition of the subject does not require extraordinary remodeling or renovations and is adequate for the property to compete effectively in the Buffalo lodging market. Therefore, continued use "as is" is the indicated highest and best use of the subject as currently improved. Also, given current market conditions, it is our opinion that the highest and best use of the site, as vacant, is for development with a commercial use commensurate with hotel or retail uses. In conclusion, the highest and best use of the subject property is as currently improved.

Sheraton Inn Buffalo Airport                                 Page 49
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       C. ANALYSIS OF COMPETITIVE LODGING SUPPLY AND DEMAND

C.1  COMPETITIVE LODGING SUPPLY

There are over 10,000 available hotel rooms in the Buffalo area, generally separated into three areas of concentration: Downtown Buffalo, the airport/Cheektowaga, and Amherst. Lodging properties in the area include limited-service, extended-stay, and full-service hotels/suites. The properties, therefore, vary considerably in terms of location, facilities and amenities, market orientation, services provided, and published rates. The subject hotel and its primary competitors are located in the suburban area of Buffalo ("suburban market"), such as the airport/Cheektowaga area and Amherst. This area is characterized by commercial, retail, education, and residential usage, such as single family homes and condominiums, and is proximate to various demand generators such as companies, airport, and education institutions. Relative to the Downtown lodging market, the suburban market is by far more healthy. The Downtown market has suffered over the past years as it does not possess a strong commercial segment that can sustain occupancy during the season when demand is the softest.

IDENTIFIED COMPETITIVE SUPPLY

In order to evaluate the subject hotel's position within the market, we have identified a competitive supply on the basis of quality and extent of facilities, location, market orientation and revenue potential. We identified four hotels as the primary competition and two secondary competitors for the Sheraton Inn. Primary competitors compete with the subject in all segments while secondary competitors typically compete only in one segment. Presented on the following page is a map illustrating the location of the subject hotel and its identified competitive set. The tables on the following pages following it present pertinent operating information and facilities descriptions of each competitive hotel.

                PROFILE OF COMPETITIVE LODGING SUPPLY


Property Name         Sheraton Inn Buffalo Airport        Hampton Inn Galleria
                          (Subject Hotel)

Address          2040 Walden Avenue, Cheektowaga, NY       1745 Walden Avenue,
                                                             Cheektowaga, NY
Opening Year                 March, 1973                         March, 1985
Affiliation                  Sheraton                           Hampton Inn
Management             Richfield Hospitality         Blendall Hotel Corporation
Ownership              Richfield Hospitality            Benderson Development
Total Number of
  Rooms (incl. suites)       292 Rooms                          133 Rooms
Number of Suites              12 Suites                           0 Suites

1996 Published Room Rate      Single       Double         Standard      Deluxe
  Structure
      Rack                     $129.00      $144.00         $73.00       $99.00
      Corporate                $110.00      $125.00         $66.00       $85.00
      Government                $74.00       $84.00         $66.00       $85.00
      Weekend                   $89.00       $89.00         $66.00       $85.00

Estimated 1996 Market Mix Percentage
      Commercial Individual Travelers    30%                        65%
      Leisure Individual Travelers       16%                        35%
      Groups                             16%                         0%
      Contract                           39%                         0%

Facilities/Amenities
      Restaurants                   The Grille on Walden           None
                                   Twigs Bar and Grille           None

      Lounges                            H2O Bar        Lounge (Breakfast Only)

      Total Meeting Space (Sq. Ft.)    12,216 Sq. Ft.      Boardroom Available
      Largest Room/Ballroom (Sq. Ft.)   6,300 Sq. Ft.             n/a
      Total number of meeting rooms/
        divisions                      8 Meeting Rooms            n/a
      Swimming Pool                         Yes                   Yes
      Exercise Room/Fitness Center          Yes                    Yes
      Gift Shop/Newsstand                   Yes                    No
      Business Center                       Yes                    No

Estimated Occupancy (1)
      -1996 (Estimated)                     85%                  81%
           -1995                            83%                  75%
           -1994                            89%                  n/a

Estimated Average Room Rate(1)
      -1996 (Estimated)                  $66.00                 $68.50
           -1995                         $65.34                 $63.25
           -1994                         $65.49                  n/a

Notes: (1)  Hampton Inn opened in March 1995.

                PROFILE OF COMPETITIVE LODGING SUPPLY


Property Name         Holiday Inn Airport                 Marriott Amherst

Address              4600 Genesee Street,             1340 Millersport Highway,
                       Cheektowaga, NY                        Amherst, NY
Opening Year               1969                                    1981
Affiliation            Holiday Inn                       Marriott International
Management             Hart Hotels                       Boykin Lodging Company
Ownership              Hart Hotels                       Boykin Lodging Company
Total Number of
  Rooms (incl. suites)       207 Rooms                          356 Rooms
Number of Suites              4 Suites                            6 Suites

1996 Published Room Rate      Single       Double           Single      Double
  Structure
      Rack                     $89.00       $89.00         $132.00      $142.00
      Corporate                $79.00       $79.00         $119.00      $129.00
      Government               $74.00       $74.00          $84.00       $84.00
      Weekend                  $79.00       $79.00          $69.00       $79.00

Estimated 1996 Market Mix Percentage
      Commercial Individual Travelers    35%                        60%
      Leisure Individual Travelers       30%                        20%
      Groups                             30%                        20%
      Contract                            5%                         0%

Facilities/Amenities
      Restaurants          DALTS Classic American Grille     Panache Restrauant

      Lounges              DALTS Classic American Grille       Blizzards Bar
                                                               Night Club

      Total Meeting Space (Sq. Ft.)    4,672 Sq. Ft.           11,474 Sq. Ft.
      Largest Room/Ballroom (Sq. Ft.)  3,520 Sq. Ft.            8,100 Sq. Ft.
      Total number of meeting room/
        divisions                      6 meeting rooms         10 meeting rooms
      Swimming Pool                         Yes                   Yes
      Exercise Room/Fitness Center          Yes                   Yes
      Gift Shop/Newsstand                   Yes                   Yes
      Business Center                        No                    No

Estimated Occupancy
      -1996 (Estimated)                      62%                  75%
           -1995                             56%                  73%
           -1994                             67%                  76%

Estimated Average Room Rate
      -1996 (Estimated)                  $65.50                 $93.00
           -1995                         $61.04                 $91.79
           -1994                         $58.97                 $85.94

                PROFILE OF COMPETITIVE LODGING SUPPLY


Property Name         Radisson Hotel & Suites              Hilton Buffalo

Address              4243 Genesee Street,                 120 Church Street
                       Cheektowaga, NY                      Buffalo, NY
Opening Year               1967                                 1980
Affiliation               Radisson                             Hilton
Management           Dynamics Enterprise                Buffalo Hilton Hotel
                                                         Development Venture
Ownership            Dynamics Enterprise                Buffalo Hilton Hotel
                                                         Development Venture
Total Number of
  Rooms (incl. suites)       274 Rooms                         475 Rooms
Number of Suites              61 Suites                            8 Suites

1996 Published Room Rate      Single       Double          Single      Double
  Structure
      Rack                     $132.00      $142.00        $107.00     $119.00
      Corporate                $115.00      $125.00        $100.00     $100.00
      Government                $84.00       $94.00         $75.00      $99.00
      Weekend              $69.00-$114.00 $69.00-$114.00    $79.00      $89.00

Estimated 1996 Market Mix Percentage
      Commercial Individual Travelers    40%                        12%
      Leisure Individual Travelers       30%                        23%
      Groups                             24%                        55%
      Contract                            6%                        10%

Facilities/Amenities
      Restaurants           Cafe on the Promenade               Justine's
                             Pranzo Ristorante                The Atrium
                                                               The Cafe
      Lounges                  The Lobby Bar                     Le Club
                              Kixx Nightclub                Charlie's Saloon

      Total Meeting Space (Sq. Ft.) 18,589 Sq. Ft.             23,885 Sq. Ft.
      Largest Room/Ballroom (Sq. Ft.)6,327 Sq. Ft.              6,240 Sq. Ft.
      Total number of meeting room/
        divisions                    14 Meeting Rooms         19 Meeting Rooms
      Swimming Pool                         Yes                   Yes
      Exercise Room/Fitness Center          Yes                   Yes
      Gift Shop/Newsstand                   Yes                   Yes
      Business Center                       Yes                   Yes

Estimated Occupancy
      -1996 (Estimated)                      71%                  64%
           -1995                            70%                  65%
           -1994                            69%                  65%

Estimated Average Room Rate
      -1996 (Estimated)                  $80.00                 $69.60
           -1995                         $78.50                 $68.29
           -1994                         $78.46                 $66.84

                PROFILE OF COMPETITIVE LODGING SUPPLY


Property Name                   Hyatt Regency Buffalo

Address                       Two Fountain Plaza, Buffalo, NY
Opening Year                              1984
Affiliation                           Hyatt Regency
Management                            Hyatt Regency
Ownership                       West Genesee Hotel Association
Total Number of
  Rooms (incl. suites)                 400 Rooms
Number of Suites                        12 Suites

1996 Published Room Rate      Single       Double
  Structure
      Rack                     $125.00      $150.00
      Corporate                $109.00      $109.00
      Government                $74.34       $99.00
      Weekend                   $79.00       $89.00

Estimated 1996 Market Mix Percentage
      Commercial Individual Travelers    20%
      Leisure Individual Travelers        5%
      Groups                             75%
      Contract                            0%

Facilities/Amenities
      Restaurants               The Bakery
                          E.B. Green's Steakhouse
                        Genesee Sports Bar and Grill

      Lounges                   Cafe Petit Deli

      Total Meeting Space (Sq. Ft.)  17,557 Sq. Ft.
      Largest Room/Ballroom (Sq. Ft.)10,125  Sq. Ft.
      Total number of meeting room/
        divisions                  19 Meeting Rooms
      Swimming Pool                         Yes
      Exercise Room/Fitness Center          Yes
      Gift Shop/Newsstand                   Yes
      Business Center                       Yes

Estimated Occupancy
      -1996 (Estimated)                      55%
           -1995                            59%
           -1994                            65%

Estimated Average Room Rate
      -1996 (Estimated)                   $85.00
           -1995                         $76.30
           -1994                         $73.16

Sheraton Inn Buffalo Airport                                 Page 55
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The competitive set of hotels, including the subject, represent a unique lodging market. These properties are generally characterized as being full-service hotels, affiliated with a major national hotel chain. In addition, these hotels comprise the bulk of the Buffalo lodging supply. Each of the properties maintain average daily rates ("ADR(s)") in excess of national averages, and also maintain high annual occupancies. According to Smith Travel Research, in 1995, the U.S. lodging industry as a whole achieved an ADR of approximately $67 with a 66 percent occupancy, the best year in a decade. Comparatively, the competitive set achieved superior results with a combined ADR of approximately $74 during 1995, with a combined average occupancy of approximately 69 percent. The following paragraphs describe these properties and how they compete with the Sheraton Inn.

Primary Competitors

Hampton Inn Galleria

The Hampton Inn Galleria is the only limited-service hotel that is directly competitive with the subject Sheraton Inn. It is located less than a quarter mile west of the subject on Walden Avenue. Opened in March 1995, this new property offers a rooms product that is superior to the subject and an amenities/facilities package that is on par with first-class, full-service hotels in the area. Due to its proximity and quality rooms product, the property has had a negative impact on the Sheraton Inn's performance since its opening, especially in the transient market. Performance at the Hampton Inn has exceeded management's expectation, achieving stabilization quickly since opening. As presented in the previous table, the growth in occupancy and average rate is expected to be strong, achieving RevPAR increases by 20 percent between 1995 and 1996.

Sheraton Inn Buffalo Airport                                 Page 56
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Holiday Inn Airport

The Holiday Inn Airport is located adjacent to the Greater Buffalo International Airport on Genesee Avenue and is approximately three miles north of the subject hotel. The Holiday Inn recently underwent a $3.0 million core modernization program. Renovations included a replacement of all case goods and soft goods in the guest rooms, a refurbished and upgraded lobby, the reconstruction and "re-theming" of a food and beverage outlet which was destroyed in a fire, and the installation of a new exterior and porte cochere. The Holiday Inn Airport provides an amenities/facilities package that is comparable but not superior to the subject. The property is a typical two level Holiday Inn and offers a smaller inventory of function space. As, such, the recent improvement plan has only increased the property's competitiveness in the full-service hotel market. Between 1995 and 1996, RevPAR is expected to increase by 18 percent as a result of growth in both average rate and occupancy.

Marriott Amherst

The Marriott is located in Amherst, approximately eight miles north or a ten minute drive from the subject Sheraton Inn. In late 1995 and early 1996, this property underwent a $3.0 million renovation. The renovation included an upgrade of all case goods and soft goods in the guest rooms, a refurbishment of the lobby, and a replacement of soft goods in the function space. Among the competitive set, this property is one of the subject's top direct competitors. Although the property maintains a better product offering than the subject, both properties provide a similar facilities/amenities package and product sizing. In addition, the Marriott is considered the top performer in the market, achieving RevPARs that are generally 20 percent above the next closest competitor. Located adjacent to the New York Thruway/Interstate 90 outer beltway and in Amherst, the Marriott benefits from two markets. The Amherst market is supported by SUNY at Buffalo and various large corporations situated in the northern sector of the market. From Interstate 90, the Marriott also caters to demand from the south, such as the subject's main commercial market near the airport and in East Aurora.

Sheraton Inn Buffalo Airport                                 Page 57
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Radisson Hotel & Suites

The Radisson Hotel & Suites is located directly adjacent to the airport on the south side of Genesee Avenue and is approximately three miles north of the subject hotel. The Radisson is maintains a product offering on par to the subject in terms of sizing, condition, and quality. This property is very competitive with the subject in the commercial and groups segments. It has not undergone any significant renovations in the past years but consistently maintains a quality product. In 1995 and 1996, the property is estimated to achieve RevPAR similar to the subject at approximately $56 for both years.

Secondary Competitors

Hilton Buffalo

Located in Downtown Buffalo, the Hilton is one of two full-service hotels in the Downtown area with a full inventory of dedicated meeting space (approximately 23,885 square feet). The property is approximately 12 miles east of the subject or 15-20 minutes by car. It is situated on Church Street, east of the Buffalo Skyway and the Waterfront. The Hilton is estimated to be directly competitive with the subject in the groups and contract segment and is also a hotel of choice for the convention center due to its proximity. The property is larger than the Sheraton Inn but offers a product similar in scope. Although the Hilton is the oldest operating hotel in Downtown Buffalo, the property has consistently maintained a competitive product offering.

Hyatt Regency Buffalo

The Hyatt Regency is the other hotel in Downtown Buffalo with a large inventory of meeting space of approximately 17,557 square feet. The property is located at Fountain Plaza and is physically connected to the convention center by a walkway. Among the competitive set, this property offers one of the best product offerings in the area. This property is the premier first-class, full-service hotel in the area and as a result achieves one of the highest average rates in the market. Nevertheless, penetration at the property has been lackluster, and as such, a new

Sheraton Inn Buffalo Airport                                 Page 58
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management team has been recently appointed. The Hyatt is only competitive with the subject in the groups segment and minimally in the commercial segment.

ADDITIONS TO SUPPLY

In addition to analyzing existing demand, it is important to discuss any new hotel development that would potentially have an impact on the subject. Based on our research and discussions with local area lodging experts, we discovered two developments which would have a significant impact on the subject property. The following discusses the status of these developments.

Under-Construction Homewood Suites

Benderson Development, one of the largest developers in Western New York, is constructing an extended-stay hotel on a parcel of land on Dick Road, across from the Comfort Suites, also a Benderson property, near the airport. Upon completion, Benderson Development will have a total of three relatively new properties in the area: Hampton Inn Galleria, the Comfort Suites, and Homewood Suites. Since this new property is expected to direct its marketing efforts towards extended-stay travelers, we do not foresee any direct competitive threat once the property opens. As such, we expect the hotel to be only 50 percent competitive with the subject Sheraton Inn, assuming that it competes for the contract demand segment and, occasionally, for individual business and leisure travelers. The new Homewood Suites is expected to include the following attributes:

   o  Estimated opening date of mid-1997;

   o  Limited-service, extended-stay hotel;

   o Expected to be positioned at a 1996 average rate of $65 to $70;

   o  Expected to include 72 salable all-suite keys; and

   o Amenities comparable to existing lodging supply but is expected to cater to long-term guests.

Sheraton Inn Buffalo Airport                                 Page 59
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Proposed AmeriSuites Development

Prime Hospitality, a national hotel owner and developer, has proposed to develop a AmeriSuites hotel in the Amherst area. The property is expected to conform to the configurations of the AmeriSuites prototype. On the basis of our discussions, the site is located between Maple Road and North Bailey Road on a 3.9-acre parcel of land. Prime currently has a contract to purchase the land from the existing owner. The purchase is expected to be closed by Spring of 1997. Due to its anticipated marketing positioning and location, the proposed AmeriSuites is expected to be directly competitive with the subject in all market segments and is expected to include the following attributes:

   o  Estimated opening date of January 1, 1999;

   o  Limited-service, mid-market, all-suite product;

   o Expected to be positioned at a 1996 average rate of $65 to $75;

   o Estimate 128 keys; o Limited meeting facilities and no food and beverage outlet; and o Amenities comparable to existing lodging supply.

As a result, we have factored the preceding proposed properties into our estimates, which are presented in the following table.

Non-Competitive Proposed Hotels

In addition to the above proposed hotels, we have also identified other proposed projects which are not competitive or considered to be speculative. These proposed developments include:

      Sleep Inn: This economy, limited service property has been proposed at a site adjacent to the airport on Holtz Road. According to the building and planning department, the development has been approved and is expect to begin construction by the end of this year. This property is not expected to be competitive as it will marketed towards budget conscious travelers.

Sheraton Inn Buffalo Airport                                 Page 60
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      Airport Hotel: As part of the Greater Buffalo
      International Airport improvement plan, airport authorities have designated a site for the development of a hotel on airport premise. According to the property management department of the Niagara Frontier Transportation
      Authority, Hart Hotels has acquired the rights to develop the hotel site. However, Hart Hotels does not plan to develop the land within the next five years as it is not economically feasible at present. Should it be developed, the new property is expected to be an Embassy Suites.

      Hospital Hotel: A specialized hotel has been proposed for development at the Roswell Park Memorial Institute and the Buffalo General Hospital in Downtown Buffalo by Medical Inns of America. This hotel is expected to only cater to hospital guests and patients. Construction is expected to begin by late 1997/early 1998, and the property will likely be managed by a national chain. Since the property will be marketed to hospital related guests and patients and is located in Downtown Buffalo, it is not expected to be competitive. Furthermore, the project is currently in the preliminary development stage.

                            Sheraton Inn
            Estimated Growth in Average Daily Room Supply
                 Market Area:  Cheektowaga, New York

                                                    Avg. Daily
                                   Opening Total   Rooms Avail.
                                                   ------------
Existing Competitive Supply         Year   Rooms      1996

Subject Hotel                       1973   292      292
Hampton Inn Galleria                1995   133      133
Holiday Inn Airport                 1969   207      207
Marriott Amherst                    1981   356      356
Radisson Hotel & Suites             1967   274      274
Hilton Buffalo(1)                   1980   234      234
Hyatt Regency Buffalo(1)            1984   198      198

Proposed Additions to Supply

AmeriSuites Hotel                   1999   128      0
Homewood Suites(1)                  1997   36       0

      Change in Supply

AVERAGE DAILY ROOMS AVAILABLE              1,858    1,694

      % Change in Supply

ANNUAL SUPPLY (ROOM NIGHTS)                         618,128




                                                   Additions
                                            to Average Daily Rooms
                                       -------------------------------
Existing Competitive Supply        1997   1998    1999       2000    2001

Subject Hotel                       0       0       0          0       0
Hampton Inn Galleria                0       0       0          0       0
Holiday Inn Airport                 0       0       0          0       0
Marriott Amherst                    0       0       0          0       0
Radisson Hotel & Suites             0       0       0          0       0
Hilton Buffalo(1)                   0       0       0          0       0
Hyatt Regency Buffalo(1)            0       0       0          0       0

Proposed Additions to Supply

AmeriSuites Hotel                   0       0      128         0       0
Homewood Suites(1)                  18      18       0         0       0

      Change in Supply              18      18      128        0       0

AVERAGE DAILY ROOMS AVAILABLE     1,712   1,730    1,858    1,858    1,858

      % Change in Supply           1.1%   1.0%     6.9%     0.0%     0.0%

ANNUAL SUPPLY (ROOM NIGHTS)     624,698 631,268  677,988  677,988  677,988



Notes

(1)  Estimated as 50 percent competitive with the subject hotel.

Sheraton Inn Buffalo Airport                                 Page 62
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C.2  LODGING SUPPLY AND DEMAND ANALYSIS

OVERALL DEMAND TRENDS IN THE BUFFALO LODGING MARKET

In order to examine the overall demand trends in the Buffalo lodging market, we have presented in the following a composite of predominantly 11 full-service hotels. This composite represents some of the largest and/or most competitive lodging properties throughout the area and as such is a reliable "barometer" of the area's lodging market. (Please note that this composite is different from the competitive lodging supply, in which the subject competes. The competitive lodging supply will be discussed detailed in the following section.) On the basis of this composite, the Buffalo lodging market has exhibited healthy trends over the past years. For year-end 1996, the area is expected to achieve occupancy and average rates of approximately 69 percent and $75, respectively. Although occupancy has decreased by approximately 2.5 percentage points between 1994 and 1996, average rates for the composite has increased by three percent, compounded annually, for the same period. As such, this increase has compensated for the occupancy decline as RevPAR (Rooms Revenue Per Available Room) increased by a compound annual rate of 1.3 percent between 1994 and 1996 while daily available rooms increased by 2.6 percent, compounded annually, for the same period.

The following table exhibits overall growth in daily available rooms, rooms revenue, occupancy, and average rate in the Buffalo market area between year-end 1994 and 1996

Sheraton Inn Buffalo Airport                                 Page 63
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---------------------------------------------------------------------
              Historical Trends in the Buffalo Area 1
                    Occupancy and Average Rate
---------------------------------------------------------------------
              Daily       Annual                 Annual
            Available     Rooms      Annual     Average     Annual
              Rooms      Revenue   Occupancy      Rate      RevPAR 2
           ----------------------------------------------------------

   1994       2,538     $46,839,679  71.3%       $70.88     $50.54
   1995       2,650     48,175,831   68.2%       $73.01     $49.79
   1996 3     2,671     50,498,569   68.8%       $75.34     $51.83

   CAG 4       2.6%         -      2.5% Points    3.1%       1.3%
 (1994-96)
---------------------------------------------------------------------
Source:     Buffalo Area hotels
  Notes:    (1) Includes Hilton Buffalo, Hyatt Regency Buffalo,
                Radisson Suites Downtown, Sheraton Inn Buffalo Airport, Radisson Hotel & Suites, Marriott Amherst, Holiday Inn Downtown, Holiday Inn Airport, Holiday Inn Gateway, Residence Inn, and Hampton Inn Galleria (opening March 1995).
            (2) Rooms Revenue Per Available Room
            (3) Estimated Year-End
            (4) Compound Annual Growth
            (5) The above hotels do not represent the competitive
                set but rather a composite set of hotels that represent the overall Buffalo lodging environment.
---------------------------------------------------------------------

Seasonality also has a substantial influence on the overall lodging supply. The following presents the monthly occupancy for the composite hotels for 1994 through 1995.


             [GRAPHIC RE HISTORICAL MONTHLY OCCUPANCY]
            Source: Buffalo Area hotels, Arthur Andersen


Seasonal demand as evidenced is distinctly different between the peak and off-peak seasons. Comparing August and January, which reflects the highest and lowest points of fluctuation respectively, monthly occupancies exhibited a difference of over 30 percentage points. Based on our field investigation and research, peak season for the Buffalo lodging supply is general

Sheraton Inn Buffalo Airport                                 Page 64
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characterized as between late April through October while the remaining months are considered off-peak season.

LODGING DEMAND IN THE IDENTIFIED COMPETITIVE SUPPLY

As indicated previously, we have identified seven hotels (including the subject) as the competitive supply for the Sheraton Inn Buffalo Airport. The purpose of the analysis that follows is to evaluate the historical and present supply and demand trends of the market in which the subject hotel competes. We have completed interviews with management of the competitive hotels and have collected statistics on the occupancy, average rate, and market mix of the competitive hotels to estimate total accommodated demand by market segment. The following summarizes our estimate of the aggregate market demand accommodated by the identified competitive supply for estimated years-ended 1994 and 1996.

-------------------------------------------------------------------
              Historical Growth in Lodging Demand
               in the Competitive Lodging Supply
-------------------------------------------------------------------

                    -----------------------------------------------
                           1994         Estimated 1996
                    ------------------ -----------------
                       Room       %      Room       %        CAG 2
                        Nts    Total 1    Nts    Total 1    94-96
                    ------------------ ----------------- ----------

 Commercial
 Individual           150,357     36%   170,002     39%       6.3%
 Leisure Individual    85,027     20%    97,313     22%       7.0%
 Groups               133,629     32%   124,556     28%      -3.5%
 Contract              47,244     11%    47,456     11%       0.2%
                       ------     --     ------     --        ---
 Total Occupied
 Demand               416,257    100%   439,327    100%       2.7%

 Total Daily
  Available Supply      1,995             2,128               3.3%

 Market Occupancy       72.9%             70.9%                  -

 Market Average Rate   $72.72            $76.56               2.9%

 Market RevPAR         $52.68            $54.28               1.5%

-------------------------------------------------------------------
Source:  Arthur Andersen
Note:    (1)  Totals may not add due to rounding.
         (2)  Compound Annual Growth
----------------------------------------------------------------


Our analysis of future demand growth includes assumptions of base growth in demand, unsatisfied demand, and induced demand. The following paragraphs define these sources of demand growth.

Sheraton Inn Buffalo Airport                                 Page 65
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Base Growth in Demand

Base growth in demand is that growth related to the strength of the local economy. This growth assumption incorporates demand generated by other factors, such as the addition of a new convention center, new office development and absorption, improved transportation access to the market area, etc. Our assumptions take into account historical demand trends and the factors contributing to these trends. On the basis of our interviews with management and our analysis of economic growth in the local market, base growth by market segment is estimated for each year.

Unsatisfied Demand

During peak periods of demand, many travelers in search of convenient accommodations among the hotels in the competitive supply are required to use alternative hotels due to lack of capacity in the immediate area. These groups and individuals will seek lodging in one of the other properties in the market area or will leave the immediate market. Those room nights that are not accommodated in the immediate market may be referred to as "unsatisfied demand."

The Buffalo market area, as discussed previously, is exhibiting relatively strong occupancy rates, and hotels are often "sold-out" during the peak season. As such, a strong level of unaccommodated demand is currently present in the lodging market. Based on our research and discussions with industry professional, this unaccommodated demand can be estimated between five to ten percent of total accommodated or occupied rooms, depending on the market segment.

Induced Demand

Induced demand is defined as new room nights generated by the addition of new hotels to the market area or by the repositioning and marketing of an existing hotel to fulfill consumer needs not previously met by the existing supply. Induced demand may also include room nights generated by special events which are not expected to remain permanently in the market area.

Sheraton Inn Buffalo Airport                                 Page 66
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It is estimated that induced demand to this competitive market will occur as a result of the addition of the proposed 72-room Homewood Suites, at 50 percent competitiveness, in July 1, 1997 and the directly competitive 128-room AmeriSuites in January 1, 1999. These additions are expected to produce demand from their reservation system and internal marketing efforts. However, these induced room nights are not expected to impact the market significantly. Induced demand was only estimated for the Commercial Individual Travelers and Leisure Individual Travelers segments as both properties are small, limited-service hotels and are expected to cater to only transient demand.

DEMAND SEGMENTATION AND ESTIMATED DEMAND GROWTH

Accommodated demand in the competitive hotel supply has been segmented into four major market segments: Commercial Individual Travelers, Leisure Individual Travelers, Groups, and Contract. On the basis of our interviews with management of the subject and its competition and based upon an analysis of economic trends in the market, we have estimated future growth in demand in the competitive supply by market segment. The following paragraphs define the individual market segments and our estimates of demand growth. A detailed analysis of supply and demand growth for the market is presented at the end of this section.

Commercial Individual Traveler

This segment of demand includes individual business travelers visiting companies and other organizations located in the Buffalo market area. Much of the corporate demand accommodated by the hotels in the competitive supply is generated by companies located in Amherst, East Aurora, and near the airport. The largest corporate accounts in the area include General Motors' Powertrain Group division, Moog Inc., Fisher Price, and SUNY at Buffalo. These room nights may be booked at both published and discounted room rates. Many organizations in the market area have accounts with the hotels in the competitive supply; the hotels in the market area offer large organizations a price discount in order to secure a higher percentage of an organization's business and volume. Crucial criteria in the selection of lodging accommodation for this segment of demand are amenities, quality of service and

Sheraton Inn Buffalo Airport                                 Page 67
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facilities, and location. In general, commercial transient demand generally occurs throughout the year, except during the holidays. Due to nature of this segment's "on-demand" travel needs, there are few distinct patterns of seasonality exhibited, although travel during the winter months is sometimes curtailed due to weather and difficult travel conditions often exhibited.
Management at all properties also indicated that the typical length of stay is approximately one to two days. The highest periods of demand in this segment are generally Tuesdays through Thursdays.

This segment represented the largest source of demand for the competitive supply. For year-end 1996, it is estimated to accounted for approximately 39 percent of total accommodated demand among the competitive lodging supply. In contrast to historical trends, we project underlying base demand growth in this segment to grow at 1.0 percent in 1997, stabilizing at 1.5 percent in 1998 and thereafter. Therefore, the overall commercial individual traveler segment is estimated to increase at a conservative compound annual rate of 1.8 percent between the 1996 and 2001. Our estimates were formed on the basis that commercial individual travelers are not expected to post significant growth in the future. The current trend indicate a gradual decline of corporations in the area as a result of mergers, acquisitions, and relocations. Based on our discussions with professionals in the industry, this trend is expected to continue, and occupancy growth will result mainly from room night penetration increases. As such, we expect this segment of demand to account for 38 percent of total accommodated room nights by the stabilized year of 2000.

Leisure Individual Travelers

This segment of demand includes individual travelers that are visiting the market area on vacation or for other non-commercial reasons, such as couples, repeat guests, and families. Demand generators in the area are the Niagara Falls, Buffalo and Erie County Naval Servicemen's Park, professional spectator sports (football, indoor soccer, and hockey), and Lake Erie. This segment of demand includes leisure travelers booking suites and guest rooms at rack rates during special events and also includes individuals seeking discounted rates and special packages offered by hotels during weekends and off peak season (November through April). Visitors include travelers from eastern Ontario (Canada), Pittsburgh, Cleveland, Boston, and

Sheraton Inn Buffalo Airport                                 Page 68
--------------------------------------------------------------------


metropolitan New York area. International travelers visiting the Buffalo-Niagara Falls area generally limited or considered "pass-throughs" on their way to a major city like Toronto or New York. During the football and hockey season, the area also receives a large number of visitors from central and western New York State and southern Ontario. Overall, the highest concentration of travelers occur in the summer months, resulting in a high number of "sold-out" days.

Leisure individual traveler demand accounted for approximately 22 percent of total accommodated demand among the competitive lodging supply for estimated year-end 1996. We have projected base demand growth at 2.0 percent in 1997, increasing to 2.5 percent in 1999, and stabilizing at 2.0 percent in 2000 and thereafter. As such, the leisure individual traveler segment is estimated to increase at a compound annual rate of 2.5 percent between 1996 and 2001. We expect this segment to account for approximately 23 percent of total accommodated demand by the stabilized year, 2000.

Groups

This segment of demand includes guest rooms that are accommodated by groups that are in the Buffalo area for meetings and conferences. The room nights are generally pre-booked in this segment and sold at package rates, including function space, rooms, and meals. Due to the large volumes booked, all room rates are generally discounted. For year-end 1996, this segment is estimated to represent 28 percent, the second largest of the segments, of the existing market mix. The following is a list of Group subsegments:

   o  Corporate;

   o  Board Meetings;

   o  Social and Fraternal Gathering;

   o  Associations; and

   o  Convention-Related.

Groups demand among the competitive supply is generated by corporations in the market area, associations, and the convention center, although the majority of convention rooms nights are

Sheraton Inn Buffalo Airport                                 Page 69
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absorbed by the Downtown hotels. Demand generally occurs
throughout the year, with a high concentration during the summer months. Base growth in demand is estimated at 2.5 percent in 1997 and 2.0 percent in 1998 and thereafter. Based on these estimates, the groups segment is forecasted to increase at a compound annual rate of 1.9 percent between 1996 and 2001. We expect this segment to remain at approximately 28 percent of total accommodated demand in 2000, the stabilized year.

Contract

Contract travelers generally require accommodations for one or two nights while enroute to their final destination. Within the defined market area, the contract segment consists primarily of airline and railroad crews. These crews are awaiting the next flight or train on which they will be working. Due to the nature of the clientele and the source of business, rates for this segment are negotiated to include a large number of rooms booked for a lengthy period of time. Accordingly, rates overall are much lower than those experienced in other demand segments. Based on our discussions with management in the competitive set, contracts are generally negotiated and signed for a one year term in the market. The subject hotel, by far, accommodates the majority of this demand within the defined market, primarily due to its location near the airport and management's willingness to negotiate sharply discounted rates. The subject's location adjacent to the Walden Galleria mall is also a positive factor in attracting airline crew business. Presently, the subject Sheraton Inn has contracts with United Airlines, Airborne Express, UPS, Conrail, US Air, and American Airlines.

The contract segment is estimated to represent approximately 11 percent of total demand for year-end 1996. Based demand is expected to grow at 1.5 percent throughout the projection period. As such, this segment is expected to account for approximately 11 percent of total accommodated demand in 2000, the stabilized year.

                                 Sheraton Inn
                 Estimated Growth in Lodging Supply and Demand
                      Market Area:  Cheektowaga, New York

                                                                    Compound
                                                                     Annual
                                                                   Estimated
                                                                     Growth
                      1996   1997    1998    1999    2000   2001   (1996-2001)

Commercial Individual        1.0%    1.5%    1.5%    1.5%   1.5%
 Travelers
  Gross Demand      178,266 180,000 182,600 185,200 187,900 190,600
  Less Unsatisfied
    Demand            8,500   8,600   8,700   8,800   9,000  10,200
                      ------ ------  ------  ------  ------  ------
  Net Demonstrated
    Demand         169,7661  71,400 173,900 176,400 178,900 180,400
  Plus: Induced Demand   0      400   1,000   4,600   4,800   4,800
                     ------  ------  ------  ------  ------  ------
TOTAL SEGMENT
DEMAND             169,7661  71,800 174,900 181,000 183,700 185,200       1.8%
  Growth over Previous
    Year                        1.2%    1.8%    3.5%    1.5%    0.8%
  % of Total Market
  Demand                 39%     38%     38%     38%     38%     38%

Leisure Individual
Travelers               2.0%    2.5%    2.5%    2.0%    2.0%
  Gross Demand     102,911  105,000 107,600 110,200 112,300 114,500
  Less Unsatisfied
  Demand             5,800    5,900   6,000   6,100   6,200   7,400
                    ------   ------  ------  ------  ------  ------
  Net Demonstrated
  Demand            97,111   99,100 101,600 104,100 106,100 107,100
  Plus Induced Demand    0      300     600   3,000   3,000   3,000
                    ------   ------  ------  ------  ------  ------
TOTAL SEGMENT
DEMAND              97,111   99,400 102,200 107,100 109,100 110,100       2.5%
  Growth over Previous
    Year               2.4%     2.8%    4.8%    1.9%    0.9%
  % of Total Market
  Demand                22%      22%     22%     23%     23%               23%

Groups                 2.5%     2.0%    2.0%    2.0%    2.0%
  Gross Demand     129,354  132,600 135,200 137,800 140,500143,200
  Less Unsatisfied Demand   5,000   5,100   5,200   5,200  5,300      6,400
                    ------ ------  ------  ------  ------ ------
  Net Demonstrated Demand 124,354 127,500 130,100 132,600135,200    136,800
  Plus Induced Demand    0      0       0       0       0      0
                    ------ ------  ------  ------  ------ ------
TOTAL SEGMENT DEMAND124,354127,500130,100 132,600 135,200136,800       1.9%
  Growth over Previous
    Year                     2.5%    2.0%    1.9%    2.0%   1.2%
  % of Total Market Demand    28%     29%     29%     28%    28%        28%

Contract                      1.5%   1.5%    1.5%    1.5%   1.5%
  Gross Demand      47,423 48,100  48,800  49,500  50,200 51,000
  Less Unsatisfied Demand       0       0       0       0      0          0

                    ------ ------  ------  ------  ------ ------
  Net Demonstrated Demand  47,423  48,100  48,800  49,500 50,200     51,000
  Plus Induced Demand    0      0       0       0       0      0
                    ------ ------  ------  ------  ------ ------
TOTAL SEGMENT DEMAND47,423 48,100  48,800  49,500  50,200 51,000       1.5%
  Growth over Previous Year          1.4%    1.5%    1.4%   1.4%       1.6%
  % of Total Market Demand    11%     11%     11%     11%    11%        11%

TOTAL MARKET DEMAND
  Gross Demand     457,953465,700 474,200 482,700 490,900499,300
  Less Unsatisfied  19,300 19,600  19,800  20,100  20,500 24,000
                    ------ ------  ------  ------  ------ ------
  Net Demonstrated Demand 438,653 446,100 454,400 462,600470,400    475,300
  Plus Induced Demand    0    700   1,600   7,600   7,800  7,800
                    ------ ------  ------  ------  ------ ------
TOTAL MARKET DEMAND438,653446,800 456,000 470,200 478,200483,100       1.9%
  Growth over Previous Year .9%    2.1%    3.1%   1.7%       1.0%      1.9%

ANNUAL SUPPLY (ROOM NIGHTS)618,128624,698 631,268 677,988677,988    677,988
1.9%
Growth over Previous Year            1.1%    1.1%    7.4%   0.0%       0.0%

MARKET OCCUPANCY       71%    72%     72%     69%     71%    71%

Sheraton Inn Buffalo Airport                                 Page 71
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Conclusion

Overall, the lodging market in the Buffalo area is strong. However, occupancy levels in the competitive lodging supply are somewhat constrained by patterns of seasonal visitation. As a result, demand for accommodations in the competitive market is expected to increase at a conservative rate. Coupled with the entry of a highly competitive AmeriSuites in 1999, occupancy is expected to decline to 69 percent in 1999 and stabilize in 2000 at 71 percent and thereafter.

Sheraton Inn Buffalo Airport                                 Page 72
--------------------------------------------------------------------


C.3  ESTIMATED OCCUPANCY AND AVERAGE ROOM RATE

We have prepared detailed estimates of average annual occupancy and average daily room rate for the subject property from January 1, 1997 through December 31, 2000. The following table provides the historical occupancy and average daily rates achieved at the subject Sheraton Inn from year-end 1989 to estimated 1996.

------------------------------------------------------------------------
              Historical Occupancy and Average Rates
               at the Sheraton Inn Buffalo Airport
------------------------------------------------------------------------
            1989    1990    1991    1992    1993   1994    1995    1996
          --------------------------------------------------------------

Occupancy   66.4%   75.5%   76.3%   77.5%   85.6%  89.4%   82.9%   85.0%
ADR        $60.37  $65.91  $72.52  $71.83  $65.86 $65.49  $65.34  $66.00
RevPAR     $40.09  $49.76  $55.33  $55.67  $56.38 $58.55  $54.17  $56.10

------------------------------------------------------------------------
Source:    Subject Property
------------------------------------------------------------------------

The following section presents our analysis of estimated future occupancy and average daily room rate.

MARKET PENETRATION & AVERAGE ANNUAL OCCUPANCY

This analysis uses the concept of "fair" share and market penetration. By forming a penetration analysis of market lodging demand, the future average annual occupancy at the subject Sheraton Inn Buffalo Airport is estimated. Using this technique, the property is first evaluated compared to its competition, then its potential market share is calculated on the basis of its relative appeal to the market segment. A hotel's "fair" share of market demand is said to be equal to its fair share of supply; i.e. a 100-room hotel in a market of 1,000 rooms would have a "fair" share of demand of ten percent of total market demand. A "market penetration" of 100 percent indicates a property is capturing its exact "fair" share of demand. Penetration in excess of, or lower than, 100 percent indicates a hotel is likely to be viewed more or less favorably than the competition by the respective market segment and thus accommodates more or less than its fair share.

The following table presents our estimates of the year-end 1996 market penetration by demand segment for the subject and for the hotels in the identified competitive lodging supply.

Sheraton Inn Buffalo Airport                                 Page 73
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------------------------------------------------------------------------
           Estimated 1996 Penetration By Market Segment
              For The Identified Competitive Supply
------------------------------------------------------------------------
                     CommercLeisure
                   Individual Individual                    Overall
  Hotel Name       Travelers  Travelers   Groups  Contract  Penetration
------------------------------------------------------------------------

 Subject Property      92%        85%      66%     433%        120%

 Primary
 Competitors
   Hampton Inn
    Galleria1          92%       180%       0%       0%        114%
   Holiday Inn
    Airport            78%       117%      92%      40%         87%
   Marriott Amherst   164%        95%      75%       0%        106%
   Radisson Hotel
    & Suites          103%       135%      84%      55%         99%

 Secondary
 Competitors
   Hilton Buffalo      28%        94%     175%      84%         90%
   Hyatt Regency
    Buffalo            40%        17%     205%       0%         78%

------------------------------------------------------------------------
  Source:  Arthur Andersen/Market Interviews
------------------------------------------------------------------------

By combining the above information with our market and property analysis, we have calculated the future occupancy of the subject hotel by market segment for the estimation period from 1997 to 2001. A detailed penetration analysis of the subject hotel is presented on the following page. The following paragraphs summarize our penetration analysis by market segment.

                                 Sheraton Inn
                             Penetration Analysis
                      Market Area:  Cheektowaga, New York


                     Estimated
                          1996     1997     1998    1999    2000    2001
                        ------   ------   ------  ------  ------  ------
ANNUAL SUPPLY (ROOM NIGHTS)618,128624,698631,268 677,988 677,988 677,988

SIZE OF SUBJECT PROPERTY   292      292      292     292     292     292

FAIR SHARE (SUPPLY)      17.2%    17.1%    16.9%   15.7%   15.7%   15.7%

Commercial Individual
  Travelers
Total Demand           169,766  171,800  174,900 181,000 183,700 185,200
Fair Share of Demand    29,272   29,311   29.529  28,453  28,878  29,114
Penetration Rate           91%      92%      92%     90%     90%     90%
                        ------   ------   ------  ------  ------  ------
Demand Captured         26,779   27,000   27,200  25,600  26,000  26,100
% of Total Demand Captured 30%      31%      31%     31%     31%     31%

Leisure Individual Travelers
Total Demand            97,111   99,400  102,200 107,100 109,100 110,100
Fair Share of Demand    16,744   16,959   17,255  16,836  17,151  17,308
Penetration Rate           85%      92%      95%     92%     90%     90%
                        ------   ------   ------  ------  ------  ------
Demand Captured         14,210   15,600   16,500  15,500  15,400  15,600
% of Total Demand Captured 16%      18%      19%     19%     18%     18%

Groups
Total Demand           124,354  127,500  130,100 132,600 135,200 136,800
Fair Share of Demand    21,442   21,753   21,965  20,845  21,254  21,505
Penetration Rate           66%      66%      66%     66%     66%     66%
                        ------   ------   ------  ------  ------  ------
Demand Captured         14,201   14,400   14,500  13,700  13,900  14,100
% of Total Demand Captured 16%      16%      16%     17%     17%     17%

Contract
Total Demand            47,423   48,100   48,800  49,500  50,200  51,000
Fair Share of Demand     8,177    8,206    8,239   7,781   7,891   8,017
Penetration Rate          433%     370%     365%    360%    360%    360%
                        ------   ------   ------  ------  ------  ------
Demand Captured         35,403   30,400   30,100  28,000  28,400  28,800
% of Total Demand Captured 39%      35%      34%     34%     34%     34%

TOTAL MARKET DEMAND
Total Demand           438,653  446,800  456,000 470,200 478,200 483,100
Fair Share Demand       75,634   76,229   76,989  73,916  75,173  75,944
Penetration Rate          120%     115%     115%    112%    111%    111%
                         -----   ------   ------  ------   -----   -----
Demand Captured         90,593   87,400   88,300  82,800  83,700  84,600

ESTIMATED OCCUPANCY        85%      82%      83%     78%     79%     79%

MARKET OCCUPANCY           71%      72%      72%     69%     71%     71%

Sheraton Inn Buffalo Airport                                 Page 75
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Commercial Individual Travelers

The commercial individual travelers segment is expected to comprise 31 percent of total accommodated demand in the stabilized year. Penetration of commercial demand at the subject is estimated to increase to 92 percent in 1997 as management plans to shift its marketing emphasis away from contract demand to higher-rated commercial and leisure transient segments. However, the penetration rate is expected to decline to 90 percent in 1999 and thereafter as a result of the entry of AmeriSuites, which is expected to be highly competitive in this segment. For year-end 1996, the subject's penetration rate was 92 percent. In contrast, the market leader, the Hampton Inn Galleria, achieved a penetration rate of 192 percent for the same period. The following subject attributes were crucial in forecasting future penetration rates for this segment:

   o An adequate but somewhat tired product offering in respect to the competitive lodging supply;

   o  Affiliation with a nationally-recognized hotel chain;

   o Extensive meeting and banquet facilities and boardrooms offering state of the art audio-visual equipment; and

   o  Renewed marketing focus on the commercial segment.

Leisure Individual Travelers

In the stabilized year, the leisure individual travelers segment is expected to comprise 18 percent of total accommodated demand. Similarly, penetration rates in 1997 and 1998 are expected to increase to 92 and 95 percent respectively as a result of a shift of demand from the lower-rate contract segment. The subject hotel's penetration rate is estimated to decline to 92 percent in 1999 and stabilize at 90 percent by 1999 due to the entry of the AmeriSuites hotel. Similar to the commercial transient segment, penetration of this segment is expected to increase due to the implementation of marketing focus by capturing more higher rated leisure and commercial transient demand. For year-end 1996, penetration at the subject property is estimated to be 85 percent. For the same period, the Hampton Inn Galleria was also the market

Sheraton Inn Buffalo Airport                                 Page 76
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leader in this segment achieving a penetration rate of 180
percent. The following attributes were considered in forecasting future penetration rates:

   o Affiliation with a nationally-recognized hotel chain, with an extensive reservation system;

   o Location proximate to the New York Thruway/Interstate 90 and Walden Galleria, one of the largest enclosed malls in the area; and

   o  Renewed marketing emphasis in this segment.

Groups

The groups market is projected to represent approximately 17 percent of total accommodated demand in the stabilized year. The penetration of fair market share in this segment during the stabilized year is expected to remain consistent with historical year-end 1996 results of 66 percent. The subject's distant location from Downtown Buffalo will continue to negatively impact the subject's penetration in this segment. In contrast, the Hilton Buffalo and Hyatt Regency, properties that are adjacent to the Downtown convention center, are estimated to achieve extremely high penetration rates in this segment for year-end 1996, posting rates of 175 and 205 percent respectively. Estimates of penetration in this segment were based on the following factors:

   o Complete meeting facilities and boardrooms offering state of the art audio-visual equipment;

   o Proximate location to corporations but away from downtown convention center;

   o  Adjacent to Walden Galleria; and

   o  Full-service amenities and facilities.

Contract

The subject property is estimated to accommodate 34 percent of contract demand in the stabilized year. Penetration of this segment is expected to decrease as a result of management's active strategy to reduce lower-rated crew business. Management indicated that they intend to

Sheraton Inn Buffalo Airport                                 Page 77
--------------------------------------------------------------------


gradually "phase-out" the lower-rated US Air account, which generates approximately 10,500 room nights annually. Based on discussions with management and our analysis, we estimate this phasing process to occur over the next three years, with a majority of the cancellation occurring in the 1997 and 1998. In addition, management has also indicated that a contract has been signed with American Airlines for 4,500 room nights per year beginning at the outset of 1997. The remaining demand is expected to be replaced by higher-rated leisure and commercial transient demand, which were discussed in the previous paragraphs. On the basis of the preceding, we have estimated penetration to decrease from 433 percent in 1996 to a stabilized 360 percent in 1999, continuing to capture contract demand far above its fair share. This represents an approximately 21 percent drop in accommodated contract room nights from 35,403 in 1996 to 28,000 in 1999.

The estimated market mix of the subject hotel in a stabilized year, at 79 percent occupancy, is presented on the following table:

----------------------------------------------------------------------
        Estimated Market Segmentation In A Stabilized Year
                   Sheraton Inn Buffalo Airport
----------------------------------------------------------------------
                              Occupied       Percent of    Penetration
Market Segment                Room Nights    Room Nights       Rate
----------------------------------------------------------------------
Commercial Individual
 Travelers                      26,100             31%          90%
Leisure Individual Travelers    15,600             18%          90%
Groups                          14,100             17%          66%
Contract                        28,800             34%         360%
----------------------------------------------------------------------
   Total                        84,600            100%         111%
----------------------------------------------------------------------
Source:     Arthur Andersen/Market Interviews
----------------------------------------------------------------------

Our estimates of the overall market penetration and resulting occupancy for the subject hotel from 1997 through December 31, 2001 are presented on the following table.

Sheraton Inn Buffalo Airport                                 Page 78
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        Estimated Penetration And Occupancy
            Sheraton Inn Buffalo Airport
-----------------------------------------------------
              Estimated Overall         Estimated
   Year       Penetration Rate          Occupancy
-----------------------------------------------------
   1996             120%                   85%
   1997             115%                   82%
   1998             115%                   83%
   1999             112%                   78%
   2000             111%                   79%
   2001             111%                   79%
-----------------------------------------------------
  Source:   Arthur Andersen
-----------------------------------------------------

PROJECTED AVERAGE DAILY ROOM RATE

Growth in the average daily room rate by market segment for the subject hotel is summarized in the following paragraphs. Please note that all operational expenses are increased at inflationary growth rates of 3.5 percent.

Commercial Individual Travelers

The average room rate in the commercial individual traveler segment is estimated to be approximately $81.75 in 1996 at the subject hotel. This represents an 0.8 percent decrease over the rate achieved by this segment in 1994. This decrease is a result of the entry of the Hampton Inn Galleria, which offers a superior guest room product at a lower price, into the market. We estimate that the average room rate growth in this segment will be 2.5 percent in 1997 and stabilize at an inflationary 3.5 percent in 1998 and thereafter. Management is expected to implement discounting policies in this segment in 1997 in order to increase penetration in this segment.

Leisure Individual Travelers

In 1996, the average room rate in this segment is estimated to be approximately $84.24, which was a 2.2 percent decline from 1995. Similarly, this decrease was in large part due to the entry of the proximate Hampton Inn property, which was primarily marketed to the leisure and commercial transient markets. Similarly, we estimate that average room rate growth in this segment will be
2.5 percent in 1997 and stabilize at an inflationary factor of
3.5 percent

Sheraton Inn Buffalo Airport                                 Page 79
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throughout the remainder of the projection period. Consistent with management's renewed marketing focus in this segment, room rates are expected to be discounted in 1997 in order to increase accommodated demand.

Groups

In the groups segment, average room rate is estimated to register an increase of 5.2 percent from $71.52 to $75.24 in between 1995 and 1996. This increase was due in part to recent rate increases by the Marriott Amherst in this segment. Coupled with a limited number of full-service hotels in the suburban Buffalo market area, Marriott's rate increases in effect also created opportunities for increases at the other full-service properties, notably the subject hotel and the Radisson Suites and Hotel. Nevertheless, on the basis of future market changes and the recent rate increases at the subject property, we expect rate growth during the projection period to be consistent with inflation. Room rates are expected to growth at an average annual rate of 3.0 percent in 1997 and 3.5 percent for the remainder of the projection period.

Contract

Average room rate is estimated to increase from $41.71 in 1995 to $43.05 in 1996, posting an increase of approximately 3.2 percent. We estimate rate increases to be the greatest in this segment. Based on the recent addition of the American Airline contract (estimated at $45 per night) and the gradual "phasing-out" of the low-rated US Air account (estimated at $37.50 per night), average room rate in this segment is expected to increase at 4.0 percent in 1997 and 1998. In 1999, this increase is estimated to lessen to 3.7 percent, and rate growth is expected to stabilize at inflationary levels in 2000 and thereafter.

Sheraton Inn Buffalo Airport                                 Page 80
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The following table presents our estimates of average daily room rate for the Sheraton Inn Buffalo Airport.

---------------------------------------------------
       Estimated Average Daily Room Rate
         Sheraton Inn Buffalo Airport
---------------------------------------------------
      Year         Average Rate          % Growth
---------------------------------------------------
1996 (Estimated)        $66.00               --
      1997               69.50             5.3%
      1998               72.50             4.3%
      1999               75.00             3.4%
      2000               77.50             3.3%
      2001               80.50             3.9%
---------------------------------------------------
Source:   Arthur Andersen
---------------------------------------------------

Coupled with rate increases in the groups segment and the gradual shift of demand from lower-rated contract demand to the leisure and commercial transient segments, average daily rate is expected to exhibit the strongest growth in 1997 and 1998, registering growth rates of 5.3 and 4.3 percent respectively.

Sheraton Inn Buffalo Airport                                 Page 81
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                     D. THE APPRAISAL PROCESS

The purpose of this appraisal is to estimate the "as is" market value of the subject property in accordance with accepted value estimating procedure. "The valuation process is a systematic procedure employed to provide the answer to a client's question about real property value. It is a model of appraisal activity, reflecting an understanding of value and the methods used in the value estimation."3

There are three traditional approaches involved in the valuation of real property. These are known as the cost approach, the sales comparison approach, and the income capitalization approach. Each of the three approaches is related to the other, as they involve the gathering and analysis of sales, cost, and income data that pertain to the property being appraised. Although all three valuation procedures are given consideration, the inherent strengths and weaknesses of each approach and the nature of the subject property must be evaluated to determine which will provide the most supportable estimates of market value. The appraiser is then free to select one approach to arrive at a final value estimate.

D.1  THE COST APPROACH

Valuation by the cost approach is based on the principle of substitution. This principle asserts that an informed investor will not pay more for a property than the cost to build a substitute property of equivalent utility. Therefore, the cost approach, when utilized in an appraisal, estimates the cost of reproducing or replacing the subject property including improvements and land, less an allowance for depreciation based upon the physical condition, functionality, and economic environment or the building. Although this approach is particularly applicable to owner-occupied or special-use properties in the absence of an investor market, it also recognizes and establishes the relationship between cost and market-derived values.


------------------

3 American Institute of Real Estate Appraisers, The Appraisal of Real Estate Appraisal, Chicago, Illinois, 1989, p.73.

Sheraton Inn Buffalo Airport                                 Page 82
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In the subject appraisal, the building is now operating as a business in the production of income to the various components which comprise the total operation of a hotel. Although the replacement cost of the subject hotel could be established, the estimate of market depreciation is a very subjective consideration which significantly affects the value indication.
The depreciation estimate could only be realistically estimated by comparison to other approaches, thereby reducing the cost approach to coincide with one of the other approaches, and losing the objectivity of the approach as a third measure of value. In our opinion, an informed and experienced purchaser would not rely on the cost approach in establishing an indication of market value for the subject property. Therefore, this approach has not been included in our analysis.

D.2  SALES COMPARISON APPROACH

The Sales Comparison Approach estimates market value based upon a comparative analysis of recent sales of improved properties that are similar in function size, income production, and use to the appraised property. This approach to value assumes that the market will determine a price for the Sheraton Inn Buffalo Airport in the same manner that it determines the price for comparable properties. To apply the sales comparison approach, the appraiser employs a number of appraisal techniques, including the principle of substitution which holds that the value of a property that is replaceable in the marketplace tends to be set by the cost of acquiring an equally desirable property. Additional considerations include examination of market conditions prevailing at the time of sale as compared to those at the date of valuation. The following pages explain the application of the sales comparison approach to the subject property.

In general, to develop the sales comparison approach we would research the subject market and the surrounding region for recent sales of similarly improved properties. However, since there was only one comparable full-service hotel transaction that occurred between 1994 and 1996 in the subject market and the surrounding region, we expanded our search to include secondary and tertiary cities throughout the United States concentrating on the northeast. From our search, we have selected several sales for further analysis and direct comparison with the Sheraton Inn Buffalo Airport. These sales represent the most recent sales of improved

Sheraton Inn Buffalo Airport                                 Page 83
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properties and are considered to be competitive alternatives in the marketplace. We have identified five comparable hotel sales.
All of the hotels are full-service properties with substantial meeting space, located in secondary to tertiary city markets that are comparable to Buffalo, and are affiliated with national hotel chains.

We have made adjustments to the price paid per room on the basis of a comparison of each hotel relative to the subject hotel. Our analysis of the market recognizes primary factors which affect the pricing of hotels including:

   1. Transaction Market Conditions: analyzes the condition of the market for hotel transactions and terms at the time of the sale;

   2. Fee Simple or Leasehold: analyzes where the transfer of ownership was fee simple or leasehold;

   3. Location and Strength of Local Lodging Market: analyzes the market environment in which the hotel competes. The property's locational characteristics are also taken into consideration;

   4. Extent and Quality of Facility: analyzes the characteristics of the product offering; and

   5. Condition of Facilities/Age: analyzes the condition and age of the product offering.

Presented on the following page is a summary of each comparable sale and our adjustments. Tables detailing pertinent information related to each comparable sale are presented in the Addenda of this report.

-------------------------------------------------------------------------------
                 Sales Comparison Adjustment Grid
                           Sheraton Inn
-------------------------------------------------------------------------------

Hotel Name          Ramada Inn     Hyatt      Days Inn     Hilton     Sheraton
                  Buffalo Airport Regency     Airport      Hotel      Metrodome

Location          Lancaster, New  Pittsbur    Philadel    Allentow    Minneapol
                       York        gh, PA      phia, PA     n, PA       is, MN

Interest            Fee Simple    Leasehol      Fee         Fee          Fee
Transferred                          d         Simple      Simple      Simple

Number of Units         123         400         175         224          254
(Rooms/Suites)

Occupancy               48%         58%         72%         78%          85%

Average Daily         $55.46       $86.00      $67.20      $60.59      $72.00
Rate

Date of Sale          Dec. 95     Apr. 96     Feb. 96     Aug. 96      Aug. 96

Sales Price (1)     $1,840,000    $26,500,    $5,932,0    $7,500,0    $18,000,0
                                    000          00          00          00

Sales Price Per       $14,959     $66,250     $33,897     $33,482      $70,866
Room

Gross Room              1.5         3.6         1.9         2.0          3.2
Revenue
Multiplier (GRRM)

OTHER
ADJUSTMENTS (2)

     Transaction       10.0%        0.0%        0.0%        0.0%        0.0%
     Market
     Conditions

     Fee Simple        -5.0%        0.0%       -5.0%       -5.0%        -5.0%
     or
     Leasehold

     Strength of       10.0%        0.0%       10.0%       10.0%       -15.0%
     Local
     Lodging
     Market

     Extent and        25.0%       -15.0%      10.0%        5.0%        -5.0%
     Quality of
     the
     Facilities

     Condition         25.0%       -15.0%      10.0%        5.0%       -10.0%
     of the
     Facilities/
     Age


    11




ADJUSTED PRICE        $24,700     $46,400     $44,100     $40,200      $49,600
                      =======     =======     =======     =======      =======
PER ROOM



Notes:
(1)  Hyatt Regency includes $7.0 million capital improvement costs.
(2) A negative adjustment indicates that the comparable sale had a superior location, size & extent of facilities, condition or location than that of the subject. As a result, the sale price must be adjusted downward to make the sale comparable with the subject property. A positive adjustment indicates that the comparable sale was inferior to that of the subject and the price per room must be increased.




           Insert Sales Adjustment Grid - Slscomp.xls

Sheraton Inn Buffalo Airport                                 Page 85
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The following paragraphs briefly present a rationale for the major adjustments made to the price per room of each identified comparable sale.

Ramada Inn Buffalo Airport (Lancaster, New York)

The Ramada Inn Buffalo Airport is a 123-room full-service hotel located near the Greater Buffalo International Airport. This property was purchased on December 31, 1995 by Charter Motor Inn from Buffalo Realty, and the sales price was $14,959 per room. Five adjustments were made to the sales price:

   o Transaction Market Conditions: the sales price was increased by 10.0 percent. According to discussions with the sales agent, the market for hotel transactions in Buffalo was still relatively weak in 1995;

   o  Fee Simple or Leasehold: the sales price was decreased by
      5.0 percent as this was a fee simple transaction, which included land ownership;

   o Strength of Local Lodging Market: the sales price was adjusted upwards of 10 percent. The property is situated in an area of the Buffalo lodging market that contains an abundant number of mid-tier, full-service hotels. As a result, the immediate market in which this property competes is extremely competitive;

   o Extent and Quality of Facility: the sales price was adjusted upwards of 25 percent to compensate for the limited facilities/amenities offered in respect to the subject property; and

   o Condition of Facilities/Age: increased sales price by 25 percent. The property was in poor condition during the time of sale. Although capital costs were not revealed, the new owner had apparently invested a substantial amount of capital expenditures to improve the product.

On the basis of our adjustments and analysis, the adjusted price per room of this hotel is estimated to be $24,700 per room.

Sheraton Inn Buffalo Airport                                 Page 86
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Hyatt Regency (Pittsburgh, Pennsylvania)

The Hyatt Regency is a 400-room hotel, located in downtown Pittsburgh. This property was sold on a leasehold basis to a limited partnership, in which HOST Marriott and Interstate Hotels hold a 95 and 5.0 percent interest respectively, for $18.5 million on April 1, 1996. The seller was Elteq Partners I Limited Partnership. Interstate Hotels will manage the property, and HOST Marriott has invested approximately $8.0 million in capital improvement costs. The sales price, including capital costs, is $66,250 per room. Two adjustments were made to the sales price:

   o Transaction Market Conditions: no adjustment was made as the transaction occurred in 1996;

   o Fee Simple or Leasehold: no adjustment was made as the transaction was on a leasehold basis;

   o Strength of Local Lodging Market: no adjustment was made as the Pittsburgh lodging market condition is similar to Buffalo;

   o Extent and Quality of Facility: the sales price was decreased by 15 percent as the new owner had invested $8.0 million in capital costs to upgrade and expand the facilities; and

   o Condition of Facilities/Age: the sales price was decreased by 15 percent. Although the property was built in 1968, the capital costs included an overhaul upgrade of all soft and case goods throughout the property.

On the basis of our adjustments and analysis, the adjusted price per room of this hotel is estimated to be $46,400 per room.

Sheraton Inn Buffalo Airport                                 Page 87
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Days Inn Airport  (Philadelphia, Pennsylvania)

The 177-room Days Inn is located near the Philadelphia International Airport. This property was sold by Beacon Properties Corporation to the Starwood Lodging Trust on June 28, 1996. The transaction was fee simple. Starwood plans to upgrade this property to a mid-tier full-service hotel under another affiliation, although the capital improvement costs have yet to be determined. On a per room basis, the sales price was $33,897. Five adjustments were made:

   o Transaction Market Conditions: no adjustment was made as the property was sold in 1996;

   o  Fee Simple or Leasehold: the sales price was decreased by
      5.0 percent as this was a fee simple transaction;

   o Strength of Local Lodging Market: the sales price was increased by 10 percent. Relative to the Buffalo, the lodging market condition in Philadelphia is soft;

   o Extent and Quality of Facility: the sales price was adjusted upwards of 10 percent to compensate for a smaller inventory of facilities and amenities offered; and

   o Condition of Facilities/Age: the sales price was adjusted upwards of 10 percent. The property was reportedly in need of major capital improvements.

On the basis of our adjustments and analysis, the adjusted price per room of this hotel is estimated to be $44,100 per room.

Sheraton Inn Buffalo Airport                                 Page 88
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Hilton Hotel  (Allentown, Pennsylvania)

The 224-room Hilton Hotel was purchased by Starwood Lodging Trust from Hotels of Distinction Ventures, Inc. on August 15, 1996 for $7.5 million. The property was purchased on a fee simple basis and is located in Downtown Allentown. The sales price was $33,482 per room. Five adjustments were made:

   o Transaction Market Conditions: no adjustment was made as the property was sold in 1996;

   o  Fee Simple or Leasehold: the sales price was decreased by
      5.0 percent. The interest transferred was fee simple;

   o Strength of Local Lodging Market: the sales price was increased by 10 percent. The Allentown lodging market condition was reportedly soft;

   o Extent and Quality of Facility: the sales price was adjusted upwards of 5.0 percent to compensate for a smaller inventory of meeting facilities; and

   o Condition of Facilities/Age: the sales price was adjusted upwards of 5.0 percent. The property was reportedly in need of soft goods upgrades.

On the basis of our adjustments and analysis, the adjusted price per room of this hotel is estimated to be $40,200 per room.

Sheraton Inn Buffalo Airport                                 Page 89
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Sheraton Metrodome  (Minneapolis, Minnesota)

The Sheraton Metrodome is a 254-room hotel, located in downtown Minnesota. This property was sold on August 15, 1996 to the Starwood Lodging Trust from the Hotels of Distinction Ventures, Inc. The transfer was on a fee simple basis, and the sales price was $70,866 per room.
Five adjustments were made:

   o Transaction Market Conditions: no adjustment was made as the property was sold in 1996;

   o  Fee Simple or Leasehold: the sales price was decreased by
      5.0 percent. The interest transferred was fee simple;

   o Strength of Local Lodging Market: the sales price was decreased by 15 percent. Currently the Minneapolis lodging market is exhibiting healthy growth as a result of strong tourism and convention demand. On a RevPAR basis this property outperformed the subject property;

   o Extent and Quality of Facility: the sales price was decreased by 5.0 percent as this property provides a more extensive array of facilities; and

   o Condition of Facilities/Age: the sales price was decreased by 10 as this Sheraton was reportedly in good condition.

On the basis of our adjustments and analysis, the adjusted price per room of this hotel is estimated to be $49,600 per room.

Information has been presented on several comparable hotel sales which are considered to be relatively similar to the Sheraton Inn Buffalo Airport. After adjustments, the comparable hotel sale transactions indicate a unit price range for the subject hotel from $24,700 to $49,600 per room. We have given the most weight on the price per room indications of the Hyatt Regency, Days Inn Airport, Hilton Hotel, and the Sheraton Metrodome as these properties are more comparable in terms of size, facilities/amenities offered, and are the most recent. On the basis of an analysis of these sales, we have estimated the market value of the leasehold interest in the subject property by this approach to be approximately $46,000 per room, or $13,432,000 (rounded) as of January 1, 1996.

Sheraton Inn Buffalo Airport                                 Page 90
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CONCLUSION BY THE SALES COMPARISON APPROACH

Utilizing the Price Per Room approach, we have estimated the market value of the property to be $13,432,000. Utilizing the Gross Rooms Revenue Multiplier approach, we estimated the market value to be $13,662,000, based on the gross rooms revenue in 1995, which is in line with the Sale Comparison Approach. Generally, the Gross Rooms Revenue Multiplier approach is used as a benchmarking method rather than an actual valuation instruments. On the basis of this analysis, we have estimated the market value of the leasehold interest in the subject hotel, via the Sales Comparison Approach to be $13,432,000 as of January 1, 1996.

Sheraton Inn Buffalo Airport                                 Page 91
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D.3  INCOME APPROACH

The income approach to value converts anticipated future benefits into an estimate of present value. In this respect, the process is very similar to pricing in other capital markets. The approach requires the careful estimation of future benefits -- income before debt service, residual values, etc. -- and application of investor yield or return requirements. The income approach brings together reasoned estimates of future revenues and expenses with the investor's yield requirements. These yield requirements, in turn, reflect varieties of risk, including property type, location, local market conditions, and so forth.

Yield and direct capitalization techniques are conventionally used to convert future benefits to value -- the discounted cash flow (DCF) technique and the overall capitalization rate (OAR) technique. The DCF technique entails (1) modeling the future performance of the subject, over a specific holding period, (2) estimating the future value (reversionary value) at the end of the holding period, and (3) converting the stream of periodic benefits and reversionary value, through a discounting process at investor yields, to a present value. The selection of an ap propriate discount rate is essential to this process.

By comparison, direct capitalization using an overall rate (OAR) converts a single, "normalized" year's income or income before debt service into a value by dividing the appropriate capi talization rate into the normalized income. Subsequent adjustments are then made to take into consideration variations from normalized operations. In order to value Sheraton Inn Buffalo Airport, we have utilized only the discounted cash flow method for the income approach. The direct capitalization method has not been used because most investors do not use it as a tool to analyze value from income. In addition, it is difficult to reflect future increases in occupancy and room rate using direct capitalization. Finally, using a "normalized" or stabilized net operating income is highly speculative and can produce erroneous results.

The discussion on the following pages provide a summary of our projection of revenues, expenses, discount rates, capitalization rates, and many of the other assumptions which are incorporated in the income approach. The discussion of revenues and expenses begins with

Sheraton Inn Buffalo Airport                                 Page 92
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an examination of historical trends. Finally, estimates are made with regard to the appropriate projection of revenues, expenses, and capital items.

HISTORICAL FINANCIAL PERFORMANCE

The historical operating results for the subject hotel for the years ended 1994 and 1995, year-to-date September 30, 1995 and 1996, and Trailing 12 Months As of September 30, 1996 are presented on the following pages.

                   Recast of Historical Financial Statements
                                 Sheraton Inn

                              1994 Actual Income
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         365
Available Rooms (Daily)          292
Available Rooms (Annually)   106,580
Occupancy Percentage                      89.4%
Occupied Rooms                95,292
Average Room Rate                                            $65.49

REVENUES
Rooms                     $6,240,244      67.5%   $21,371    $65.49
Food                       2,171,733      23.5%     7,437     22.79
Beverage                     614,024       6.6%     2,103      6.44
Telephone                    184,804       2.0%       633      1.94
Rentals and Other
 Income (Net)                 35,351       0.4%       121      0.37
                          ----------     ------   -------    ------
   Total Revenues         $9,246,156     100.0%   $31,665    $97.03

DEPARTMENTAL EXPENSES
Rooms                     $1,514,460      24.3%    $5,187    $15.89
Food & Beverage            1,813,611      65.1%     6,211     19.03
Telephone                     84,267      45.6%       289      0.88
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $3,412,338      36.9%   $11,686    $35.81

TOTAL DEPARTMENTAL
 INCOME                   $5,833,818      63.1%   $19,979    $61.22

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General    $751,785       8.1%    $2,575     $7.89
Sales and Marketing          485,015       5.2%     1,661      5.09
Management Fees              371,466       4.0%     1,272      3.90
Franchise Fees               370,873       4.0%     1,270      3.89
Energy                       584,630       6.3%     2,002      6.14
Property Operations &
 Maintenance                 436,798       4.7%     1,496      4.58
                          ----------     ------   -------    ------
   Total Undistributed
    Operating             $3,000,567      32.5%   $10,276    $31.49

INCOME BEFORE FIXED
 CHARGES                  $2,833,251      30.6%     9,703     29.73

FIXED CHARGES
Real Estate Taxes           $279,830       3.0%      $958     $2.94

School Taxes                 167,749       1.8%       574      1.76
Insurance                     26,477       0.3%        91      0.28
Equipment Rent                25,054       0.3%        86      0.26
Ground Rent                  212,576       2.3%       728      2.23
                          ----------     ------   -------    ------
   Total Fixed Charges      $711,686       7.7%    $2,437     $7.47

INCOME BEFORE RESERVE     $2,121,565      22.9%    $7,266    $22.26
                          ----------     ------   -------    ------
                          ----------     ------   -------    ------

                              1995 Actual Income
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         365
Available Rooms (Daily)          292
Available Rooms (Annually)   106,580
Occupancy Percentage                      82.9%
Occupied Rooms                88,348
Average Room Rate                                            $65.34

REVENUES
Rooms                     $5,772,605      67.6%   $19,769    $65.34
Food                       2,013,580      23.6%     6,896     22.79
Beverage                     527,659       6.2%     1,807      5.97
Telephone                    172,799       2.0%       592      1.96
Rentals and Other
 Income (Net)                 48,612       0.6%       166      0.55
                          ----------     ------   -------    ------
   Total Revenues         $8,535,255     100.0%   $29,230    $96.61

DEPARTMENTAL EXPENSES
Rooms                     $1,422,644      24.6%    $4,872    $16.10
Food & Beverage            1,681,772      66.2%     5,759     19.04
Telephone                     77,877      45.1%       267      0.88
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $3,182,293      37.3%   $10,898    $36.02

TOTAL DEPARTMENTAL
 INCOME                   $5,352,962      62.7%   $18,332    $60.59

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General    $778,916       9.1%    $2,668     $8.82
Sales and Marketing          452,343       5.3%     1,549      5.12
Management Fees              343,064       4.0%     1,175      3.88
Franchise Fees               343,309       4.0%     1,176      3.89
Energy                       603,321       7.1%     2,066      6.83
Property Operations &
 Maintenance                 462,645       5.4%     1,584      5.24
                          ----------     ------   -------    ------

   Total Undistributed
    Operating             $2,983,598      35.0%   $10,218    $33.77

INCOME BEFORE FIXED
 CHARGES                  $2,369,364      27.8%     8,114     26.82

FIXED CHARGES
Real Estate Taxes           $284,525       3.3%      $974     $3.22
School Taxes                 177,903       2.1%       609      2.01
Insurance                     34,587       0.4%       118      0.39
Equipment Rent                25,054       0.3%        86      0.28
Ground Rent                  195,750       2.3%       670      2.22
                          ----------     ------   -------    ------
   Total Fixed Charges      $717,819       8.4%    $2,458     $8.12

INCOME BEFORE RESERVE     $1,651,545      19.3%    $5,656    $18.69

Notes:
The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen. (1) Rentals and Other Income includes video game center, parking fees, vending machine, movie sales and swimming pool/health club operation. (2) Real Estate Taxes include taxes for the County, State, Town, Library, Hydrant, Sewer, Garbage, and Drainage. (3) Ground Rent includes lease payments on two parcels of land.

                   Recast of Historical Financing Statements
                                 Sheraton Inn

                 Year-To-Date September 30, 1995
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         304
Available Rooms (Daily)          292
Available Rooms (Annually)    88,768
Occupancy Percentage                      76.4%
Occupied Rooms                67,793
Average Room Rate                                            $65.46

REVENUES
Rooms                     $4,437,562      68.9%   $15,197    $65.46
Food                       1,458,603      22.7%     4,995     21.52
Beverage                     371,511       5.8%     1,272      5.48
Telephone                    131,401       2.0%       450      1.94
Rentals and Other
 Income (Net)                 38,830       0.6%       133      0.57
                          ----------     ------   -------    ------
   Total Revenues         $6,437,907     100.0%   $22,048    $94.96

DEPARTMENTAL EXPENSES
Rooms                     $1,092,811      24.6%    $3,743    $16.12
Food & Beverage            1,248,614      68.2%     4,276     18.42
Telephone                     59,831      45.5%       205      0.88
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $2,401,256      37.3%    $8,223    $35.42

TOTAL DEPARTMENTAL
 INCOME                   $4,036,651      62.7%   $13,824    $59.54

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General    $582,534       9.0%    $1,995     $8.59
Sales and Marketing          341,511       5.3%     1,170      5.04
Management Fees              258,783       4.0%       886      3.82
Franchise Fees               262,928       4.1%       900      3.88
Energy                       431,830       6.7%     1,479      6.37
Property Operations &
 Maintenance                 325,675       5.1%     1,115      4.80
                          ----------     ------   -------    ------
   Total Undistributed
    Operating             $2,203,261      34.2%    $7,545    $32.50

INCOME BEFORE FIXED
 CHARGES                  $1,833,390      28.5%     6,279     27.04

FIXED CHARGES
Real Estate Taxes           $345,683       5.4%    $1,184     $5.10

School Taxes                       0       0.0%         0      0.00
Insurance                     24,832       0.4%        85      0.37
Equipment Rent                18,211       0.3%        62      0.27
Ground Rent                  149,347       2.3%       511      2.20
                          ----------     ------   -------    ------
   Total Fixed Charges      $538,073       8.4%    $1,843     $7.94

INCOME BEFORE RESERVE     $1,295,317      20.1%    $4,436    $19.11
                          ----------     ------   -------    ------
                          ----------     ------   -------    ------

                 Year-to-Date September 30, 1996
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         304
Available Rooms (Daily)          292
Available Rooms (Annually)    88,768
Occupancy Percentage                      77.4%
Occupied Rooms                68,732
Average Room Rate                                            $66.28

REVENUES
Rooms                     $4,555,465      69.0%   $15,601    $66.28
Food                       1,519,175      23.0%     5,203     22.10
Beverage                     382,261       5.8%     1,309      5.56
Telephone                    118,910       1.8%       407      1.73
Rentals and Other
 Income (Net)                 23,798       0.4%        82      0.35
                          ----------     ------   -------    ------
   Total Revenues         $6,599,609     100.0%   $22,601    $96.02

DEPARTMENTAL EXPENSES
Rooms                     $1,063,593      23.3%    $3,642    $15.47
Food & Beverage            1,203,953      63.3%     4,123     17.52
Telephone                     54,700      46.0%       187      0.80
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $2,322,246      35.2%    $7,953    $33.79

TOTAL DEPARTMENTAL
 INCOME                   $4,277,363      64.8%   $14,649    $62.23

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General    $606,351       9.2%    $2,077     $8.82
Sales and Marketing          361,090       5.5%     1,237      5.25
Management Fees              265,185       4.0%       908      3.86
Franchise Fees               270,794       4.1%       927      3.94
Energy                       472,719       7.2%     1,619      6.88
Property Operations &
 Maintenance                 396,679       6.0%     1,358      5.77
                          ----------     ------   -------    ------

   Total Undistributed
    Operating             $2,372,818      36.0%    $8,126    $34.52

INCOME BEFORE FIXED
 CHARGES                  $1,904,545      28.9%     6,522     27.71

FIXED CHARGES
Real Estate Taxes           $354,718       5.4%    $1,215     $5.16
School Taxes                       0       0.0%         0      0.00
Insurance                     29,602       0.4%       101      0.43
Equipment Rent                24,029       0.4%        82      0.35
Ground Rent                  153,259       2.3%       525      2.23
                          ----------     ------   -------    ------
   Total Fixed Charges      $561,608       8.5%    $1,923     $8.17

INCOME BEFORE RESERVE     $1,342,937      20.3%    $4,599    $19.54

Notes:
The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen. (1) Rentals and Other Income includes video game center, parking fees, vending machine, movie sales and swimming pool/health club operation. (2) Real Estate Taxes include taxes for the County, State, Town, Library, Hydrant, Sewer, Garbage, and Drainage. (3) Ground Rent includes lease payments on two parcels of land.

                   Recast of Historical Financial Statements
                                 Sheraton Inn

                             Trailing 12 Months As of September 30, 1996
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         365
Available Rooms (Daily)          292
Available Rooms (Annually)   106,580
Occupancy Percentage                      83.8%
Occupied Rooms                89,287
Average Room Rate                                            $65.97

REVENUES
Rooms                     $5,890,508      67.7%   $20,173    $65.97
Food                       2,074,152      23.8%     7,103     23.23
Beverage                     538,409       6.2%     1,844      6.03
Telephone                    160,308       1.8%       549      1.80
Rentals and Other
 Income (Net)                 33,580       0.4%       115      0.38
                          ----------     ------   -------    ------
   Total Revenues         $8,696,957     100.0%   $29,784    $97.40

DEPARTMENTAL EXPENSES
Rooms                     $1,393,426      23.7%    $4,772    $15.61
Food & Beverage            1,637,111      62.7%     5,607     18.34
Telephone                     72,746      45.4%       249      0.81
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $3,103,283      35.7%   $10,628    $34.76

TOTAL DEPARTMENTAL
 INCOME                   $5,593,674      64.3%   $19,156    $62.65

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General    $802,733       9.2%    $2,749     $8.99
Sales and Marketing          471,922       5.4%     1,616      5.29
Management Fees              349,466       4.0%     1,197      3.91
Franchise Fees               351,175       4.0%     1,203      3.93
Energy                       644,210       7.4%     2,206      7.22
Property Operations &
 Maintenance                 533,649       6.1%     1,828      5.98
                          ----------     ------   -------    ------
   Total Undistributed
    Operating             $3,153,155      36.3%   $10,798     27.33

INCOME BEFORE FIXED
 CHARGES                  $2,440,519      28.1%    $8,358    $27.33

FIXED CHARGES
Real Estate Taxes           $293,560       3.4%    $1,005     $3.29

School Taxes                 177,903       2.0%       609      1.99
Insurance                     39,357       0.5%       135      0.44
Equipment Rent                30,872       0.4%       106      0.35
Ground Rent                  199,662       2.3%       684      2.24
                          ----------     ------   -------    ------
   Total Fixed Charges      $741,354       8.5%    $2,539     $8.30

INCOME BEFORE RESERVE     $1,699,165      19.5%    $5,819    $19.03

Notes:
The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen. (1) Rentals and Other Income includes video game center, parking fees, vending machine, movie sales and swimming pool/health club operation. (2) Real Estate Taxes include taxes for the County, State, Town, Library, Hydrant, Sewer, Garbage, and Drainage. (3) Ground Rent includes lease payments on two parcels of land.

Sheraton Inn Buffalo Airport                                 Page 96
--------------------------------------------------------------------


ESTIMATED OPERATING RESULTS

Estimates of income and expenses, in current dollars, have been prepared for the subject hotel from January 1, 1997 through December 31, 2007. Our financial projections are based upon an analysis of the historical operating results of the subject and on the performance of comparable hotels. A higher emphasis was put on year-end 1995 and Last Trailing 12 Months Ending September 30, 1996 ("LTM 1996"), which represented the most recent calendar year operating results. A representative year of operation, expressed in 1996 dollars, is first established and then adjusted to account for inflation and the varying levels of occupancy for each year in the projection period. The representative level of occupancy at the hotel is estimated to be 85 percent. The following paragraphs describe the assumptions and basis of our estimates.

Inflation Assumption

In order to estimate future inflation of revenues and expenses at the subject hotel, we have reviewed the historical inflation of the U.S. consumer price index - urban markets (CPI-U).

-----------------------------
    Year           CPI-U
    ----           -----
    1988           4.4%
    1989           4.6%
    1990           6.1%
    1991           3.1%
    1992           2.9%
    1993           2.7%
    1994           2.7%
    1995           2.5%
-----------------------------

On the basis of historical inflation rates and on our estimates of future inflation according to the economical conditions in the subject market area, we have assumed an underlying inflation assumption of 3.5 percent, compounded annually, from a base year of 1996.

Sheraton Inn Buffalo Airport                                 Page 96
--------------------------------------------------------------------


Revenue

      Rooms Revenue is based upon the estimates of average annual occupancy and room rates as described previously in this report.

      Food Revenue is derived from estimated food sales in the Grille on Walden, Twigs Bar and Grille, room service and banquet facilities (catering and sales). Food revenue also includes any miscellaneous revenue such as public room rental and corkage fees. Our estimate is based upon an analysis of actual operations of comparable hotels and on historical food sales.

      On the basis of the analysis of the historical operating results and the results of comparable hotels, we assume that the subject hotel will achieve food revenue of $23.00 per occupied room, in 1996 dollars at a stabilized occupancy of 85 percent. Food revenue is estimated to be 40 percent variable with occupancy and is adjusted to account for inflation and occupancy levels throughout the projection period. We have estimated food sales to be relatively fixed as the subject property presently accommodates a high number of local restaurant patrons from the surrounding areas.

      Beverage Revenue is derived from estimated sales of all alcoholic beverages in the Grille on Walden, Twigs Bar and Grille, the H2O Bar, and lounges, room service and banquet facilities. Our estimate is based upon the actual operations of comparable hotels and upon an analysis of historical beverage sales.

      On the basis of the analysis of the historical operating results and the results of comparable hotels, we assume that the subject hotel will achieve beverage revenue of $6.00 per occupied room, in 1996 dollars at a stabilized occupancy of 85 percent. Beverage revenue is estimated to be 40 percent variable with occupancy and is adjusted to account for inflation and occupancy levels throughout the projection period. Likewise, beverage sales are relatively fixed due to the high number of local patrons that solicit the subject's food and beverage outlets.

Sheraton Inn Buffalo Airport                                 Page 97
--------------------------------------------------------------------


      Telephone Revenue includes the revenue derived from long distance and local telephone calls, as well as any per call charges applied to credit card or other calls. Revenue in this category is estimated to equal $1.90 per occupied room, in 1996 dollars at a stabilized occupancy of 85 percent. Telephone revenue is estimated to be 95 percent variable with occupancy and is adjusted to account for inflation and varying occupancy levels throughout the projection period.

      Rental and Other Income, Net includes all miscellaneous income (net of expenses) including interest income, concierge commissions, photo commission, and other miscellaneous items. This category also includes rental income from the video game center, parking fees, vending machines, movie rentals, and health club. On the basis of our analysis of historical leases and miscellaneous revenue, we estimate that rental and other income, net of expenses, will be $0.37 per occupied room at a stabilized level of occupancy in constant 1996 dollars. Revenue in this category is assumed to be 35 percent variable with occupancy and is adjusted to account for inflation and varying occupancy levels throughout the projection period.

Departmental Expenses

      Rooms Departmental Expense includes salaries and wages for the front desk, housekeeping, reservations, bell staff and laundry, plus fringe benefits. Other operating expenses in the rooms department include linen, cleaning supplies, recreation and health club, guest supplies, uniforms, reservations expenses, security, equipment leases and travel agent commissions.

      Rooms department expense is estimated based upon the historical rooms departmental expenditures at the subject hotel, comparisons to other similar properties, and our estimates of occupancy and average rate over the estimation period. We estimate that rooms departmental expenditures will equal 23.5 percent of departmental sales or $15.51 per occupied room, in a representative year at 85 percent occupancy. Expenses are

Sheraton Inn Buffalo Airport                                 Page 99
--------------------------------------------------------------------


      estimated to be 25 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

      Food and Beverage Expense includes the cost of goods sold (food and beverages), labor and related benefits, and other operating expenses. Labor costs include departmental management, cooks and kitchen personnel, service staff, banquet staff, and bartenders. Other operating expenses include china, glass, silver, linens, restaurant and kitchen supplies, menus and printing, and special promotions. Labor costs are analyzed on a fixed versus variable basis, as are other operating costs. The cost of goods sold was considered completely variable as a ratio to sales.

      Food and beverage expense is estimated to be 63.5 percent of combined food and beverage revenue in a representative year at 85 percent occupancy. Food and beverage expenditures are estimated to be 35 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

      Telephone Expenses are estimated based upon an analysis of historical operating results at the subject hotel and an analysis of the expenses of comparable hotels. We estimate that telephone expenditures will equal approximately 46 percent of departmental revenue in a representative year. Telephone expenses are estimated to be 50 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

Undistributed Operating Expenses

      Administrative and General Expense includes payroll and related expenses for the general manager, personnel and training, clerical staff, controller and accounting staff. Other administrative and general (A&G) expenses include office supplies, computer services, accounting and legal fees, travel expenses and liability insurance. We reflected this expense under fixed costs. Credit card commissions were classified as an A&G expense and are directly variable with sales.

Sheraton Inn Buffalo Airport                                Page 100
--------------------------------------------------------------------


      A&G expenses are estimated based upon actual operating results of comparable hotels and historical expenses recorded by the hotel. We estimate that A&G expenses will equal approximately 8.9 percent of total sales or $2,686 per available room at a stabilized occupancy of 85 percent in constant 1996 dollars. Estimates are estimated to be 95 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

      Sales and Marketing Expense includes payroll and related expenses for the sales and marketing staff, direct sales expenses, advertising and promotion and travel expense for the sales staff. Marketing expenses are estimated based upon actual operating results of comparable hotels and historical expenses recorded by the hotel. We estimate that marketing expenditures will equal approximately 5.3 percent of total sales or $1,599 per available room at a stabilized occupancy of 85 percent in 1996 dollars. Estimates are estimated to be 95 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

      Management Fee Expense has been estimated to be 3.0 percent of gross revenue on the basis of industry averages although the current management fee charged by Richfield Hospitality is 4.0 percent, which is slightly high.

      Franchise Fee Expense has been estimated to be 6.0 percent of gross rooms revenue on the basis of industry averages and the current management fee charged by the ITT Sheraton franchise.

      Energy Costs includes the expenditure for electricity, fuel, water, waste removal and related operating supplies. On the basis of historical energy costs at the hotel and the actual energy expenses recorded by comparable hotels, we assume that the energy expense will equal $2,050 per room in a representative year in constant 1996 dollars. Energy expenditures are estimated to be 100 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

Sheraton Inn Buffalo Airport                                Page 101
--------------------------------------------------------------------


      Property Operations and Maintenance Expense includes payroll and related expenses, as well as other expenses necessary for painting, decorating, and repairs of the building, grounds and equipment. This expense is estimated based upon historical property operations and maintenance expenses at the subject hotel and actual expenses at comparable hotels. On the basis of historical maintenance costs at the hotel and on expenses reported by comparable hotels, we estimate that energy expense will equal $1,550 per room in a representative year in constant 1996 dollars. Energy expenditures are estimated to be 100 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

Fixed Charges

      Real Estate Taxes and School Taxes are estimated in accordance with the current property tax assessment and tax bills for 1996. Based on our discussion with the tax assessor's office, both real estate and school taxes are not expected to inflate significantly in the future. According to the Cheektowaga Real Property Appraiser, assumed inflationary (3.5 percent) increases on 1996 taxes are deemed to be appropriate for future tax estimates. A more detailed analysis of historical and current taxes is presented earlier in this report.

      Insurance on building and contents against damage was estimated based upon the historical expenses incurred at the subject hotel. We estimate that insurance costs will equal $100 per available room in constant 1996 dollars. Expenses are adjusted to account for inflation throughout the projection period.

      Equipment Rental includes rental of computer equipment, copy machines, fax machines, and other miscellaneous operating equipment and were based upon historical expenses at the property. On the basis of historical equipment rental expenditures at the subject hotel, we estimate that equipment rental costs will equal $85 per room in 1996 dollars. Expenses are adjusted to account for inflation throughout the projection period.

Sheraton Inn Buffalo Airport                                Page 102
--------------------------------------------------------------------


      Ground Rent was estimated on the basis of the current two lease contracts in place. As discussed in the section B.1 Description and Analysis of the Property of this report, ground rent is based on the greater of a base rent or a percentage rent. Base rent is estimated for both leased parcels at a combined $60,000 per annum. Percentage rent, in both leases, is estimated at one-half of the sum of :1)
      3.0 percent of annual gross rooms revenue and 2) 1.0 percent of gross food and beverage revenue. We have applied the percentage rent formula in our estimate of ground rent throughout the projection period.

      Reserve for Replacement provides a fund for the replacement of furniture, fixtures and equipment. We assume that the reserve for replacement will equal 4.0 percent of total revenue throughout the projection period, consistent with industry practice.

      Capital Expenditures are assumed to be covered by funds from reserve for replacement. Although there are areas throughout the subject that can be upgraded further, on a cost-benefit basis, we do not believe it will be economical to implement these improvements. (See Section B.1 Past Renovation and Capital Requirements for further detail.)

Income Before Debt Service

Estimated operating results for the subject property to the level of profit before debt service, income taxes, depreciation and other capital costs, are presented on the following pages.

                                 Sheraton Inn

                            Statement of Estimated
                              Income and Expenses


                                                1997
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         365
Available Rooms (Daily)          292
Available Rooms (Annually)   106,580
Occupancy Percentage                        82%
Occupied Rooms                87,400
Average Room Rate                                            $69.50

REVENUES
Rooms                     $6,074,300      67.8%   $20,802    $69.50
Food                       2,126,200      23.7%     7,282     24.33
Beverage                     554,700       6.2%     1,900      6.35
Telephone                    172,200       1.9%       590      1.97
Rentals and Other
 Income (Net)                 34,200       0.4%       117      0.39
                          ----------     ------   -------    ------
   Total Revenues         $8,961,600     100.0%   $30,690   $102.54

DEPARTMENTAL EXPENSES
Rooms                     $1,441,500      23.7%    $4,937    $16.49
Food & Beverage            1,705,400      63.6%     5,840     19.51
Telephone                     80,500      46.8%       276      0.92
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $3,227,400      36.0%   $11,053    $36.93

TOTAL DEPARTMENTAL
 INCOME                   $5,734,200      64.0%   $19,638    $65.61

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General    $810,300       9.0%    $2,775     $9.27
Sales and Marketing          482,500       5.4%     1,652      5.52
Management Fees              268,800       3.0%       921      3.08
Franchise Fees               364,400       4.1%     1,248      4.17
Energy                       619,600       6.9%     2,122      7.09
Property Operations &
 Maintenance                 468,400       5.2%     1,604      5.36
                          ----------     ------   -------    ------
   Total Undistributed
    Operating Expenses    $3,014,000      33.6%   $10,322    $34.49

INCOME BEFORE FIXED
 CHARGES                  $2,720,200      30.4%    $9,316    $31.12

FIXED CHARGES
Real Estate Taxes           $293,200       3.3%    $1,004     $3.35
School Taxes                 198,000       2.2%       678      2.27
Insurance                     30,200       0.3%       104      0.35
Equipment Rent                25,700       0.3%        88      0.29
Ground Rent                  206,117       2.3%       706      2.36
                          ----------     ------   -------    ------
   Total Fixed Charges      $753,217       8.4%     2,580     $8.62

INCOME BEFORE RESERVES    $1,966,983      21.9%    $6,736    $22.51

Reserve for Replacement
 of FF&E                    $358,500       4.0%    $1,228     $4.10
Capital Expenditures               0       0.0%         0      0.00
                          ----------     ------   -------    ------
   Total Reserves and
     Capital Exp             358,500       4.0%1227.73973     $4.10

INCOME BEFORE DEBT
 SERVICE                  $1,608,483      17.9%    $5,509    $18.40

                                                1998
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         365
Available Rooms (Daily)          292
Available Rooms (Annually)   106,580
Occupancy Percentage                        83%
Occupied Rooms                88,300
Average Room Rate                                            $72.50

REVENUES
Rooms                     $6,401,800      68.1%   $21,924    $72.50
Food                       2,209,400      23.5%     7,566     25.02
Beverage                     576,400       6.1%     1,974      6.53
Telephone                    179,900       1.9%       616      2.04
Rentals and Other
 Income (Net)                 35,600       0.4%       122      0.40
                          ----------     ------   -------    ------
   Total Revenues         $9,403,100     100.0%   $32,202   $106.49

DEPARTMENTAL EXPENSES
Rooms                     $1,495,700      23.4%    $5,122    $16.94
Food & Beverage            1,771,300      63.6%     6,066     20.06
Telephone                     83,800      46.6%       287      0.95
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $3,350,800      35.6%   $11,475    $37.95

TOTAL DEPARTMENTAL
 INCOME                   $6,052,300      64.4%   $20,727    $68.54

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General    $839,100       8.9%    $2,874     $9.50
Sales and Marketing          499,600       5.3%     1,711      5.66
Management Fees              282,100       3.0%       966      3.19
Franchise Fees               384,100       4.1%     1,315      4.35
Energy                       641,200       6.8%     2,196      7.26
Property Operations &
 Maintenance                 484,800       5.2%     1,660      5.49
                          ----------     ------   -------    ------
   Total Undistributed
    Operating Expenses    $3,130,900      33.3%   $10,722    $35.46

INCOME BEFORE FIXED
 CHARGES                  $2,921,400      31.3%   $10,005    $33.08

FIXED CHARGES
Real Estate Taxes           $303,400       3.2%    $1,039     $3.44
School Taxes                 204,900       2.2%       702      2.32
Insurance                     31,300       0.3%       107      0.35
Equipment Rent                26,600       0.3%        91      0.30
Ground Rent                  216,271       2.3%       741      2.45
                          ----------     ------   -------    ------
   Total Fixed Charges      $782,471       8.3%    $2,680     $8.86

INCOME BEFORE RESERVES    $2,138,929      22.7%    $7,325    $24.22

Reserve for Replacement
 of FF&E                    $376,100       4.0%    $1,288     $4.26
Capital Expenditures               0       0.0%         0      0.00
                          ----------     ------   -------    ------
   Total Reserves and
     Capital Exp             376,100       4.0%1,288.0137     $4.26

INCOME BEFORE DEBT
 SERVICE                  $1,762,829      18.7%    $6,037    $19.96

                                                1999
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         365
Available Rooms (Daily)          292
Available Rooms (Annually)   106,580
Occupancy Percentage                        78%
Occupied Rooms                82,800
Average Room Rate                                            $75.00

REVENUES
Rooms                     $6,210,000      67.3%   $21,267    $75.00
Food                       2,230,700      24.2%     7,639     26.94
Beverage                     581,900       6.3%     1,993      7.03
Telephone                    175,200       1.9%       600      2.12

Rentals and Other
 Income (Net)                 36,000       0.4%       123      0.43
                          ----------     ------   -------    ------
   Total Revenues         $9,233,800     100.0%   $31,623   $111.52

DEPARTMENTAL EXPENSES
Rooms                     $1,524,400      24.5%    $5,221    $18.41
Food & Beverage            1,794,000      63.8%     6,144     21.67
Telephone                     84,000      48.0%       288      1.01
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $3,402,400      36.8%   $11,652    $41.09

TOTAL DEPARTMENTAL
 INCOME                   $5,831,400      63.2%   $19,971    $70.43

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General    $865,800       9.4%    $2,965    $10.46
Sales and Marketing          515,500       5.6%     1,765      6.23
Management Fees              277,000       3.0%       949      3.35
Franchise Fees               372,600       4.0%     1,276      4.50
Energy                       663,700       7.2%     2,273      8.02
Property Operations &
 Maintenance                 501,800       5.4%     1,719      6.06
                          ----------     ------   -------    ------
   Total Undistributed
    Operating Expenses    $3,196,400      34.6%   $10,947    $38.60

INCOME BEFORE FIXED
 CHARGES                  $2,635,000      28.5%    $9,024    $31.82

FIXED CHARGES
Real Estate Taxes           $314,000       3.4%    $1,075     $3.79
School Taxes                 212,100       2.3%       726      2.56
Insurance                     32,400       0.4%       111      0.39
Equipment Rent                27,500       0.3%        94      0.33
Ground Rent                  212,377       2.3%       727      2.56
                          ----------     ------   -------    ------
   Total Fixed Charges      $798,377       8.6%    $2,734     $9.64

INCOME BEFORE RESERVES    $1,836,623      19.9%    $6,290    $22.18

Reserve for Replacement
 of FF&E                    $369,400       4.0%    $1,265     $4.46
Capital Expenditures               0       0.0%         0      0.00
                          ----------     ------   -------    ------
   Total Reserves and
     Capital Exp             369,400       4.0% 1,265.068493  $4.46

INCOME BEFORE DEBT
 SERVICE                  $1,467,223      15.9%    $5,025    $17.72

Notes:
(1) Capital Expenditures are assumed to be covered by Reserve for Replacement of FF&E.


                                 Sheraton Inn

                            Statement of Estimated
                              Income and Expenses

                                                2000
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         365
Available Rooms (Daily)          292
Available Rooms (Annually)   106,580
Occupancy Percentage                        79%
Occupied Rooms                83,700
Average Room Rate                                            $77.50

REVENUES
Rooms                     $6,486,800      67.4%   $22,215    $77.50
Food                       2,318,300      24.1%     7,939     27.70
Beverage                     604,800       6.3%     2,071      7.23
Telephone                    183,200       1.9%       627      2.19
Rentals and Other
 Income (Net)                 37,400       0.4%       128      0.45
                          ----------     ------   -------    ------
   Total Revenues         $9,630,500     100.0%   $32,981   $115.06

DEPARTMENTAL EXPENSES
Rooms                     $1,581,700      24.4%    $5,417    $18.90
Food & Beverage            1,863,400      63.7%     6,382     22.26
Telephone                     87,400      47.7%       299      1.04
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $3,532,500      36.7%   $12,098    $42.20

TOTAL DEPARTMENTAL
 INCOME                   $6,098,000      63.3%   $20,884    $72.86

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General    $896,600       9.3%    $3,071    $10.71
Sales and Marketing          533,900       5.5%     1,828      6.38
Management Fees              288,900       3.0%       989      3.45
Franchise Fees               389,200       4.0%     1,333      4.65
Energy                       686,900       7.1%     2,352      8.21
Property Operations &
 Maintenance                 519,400       5.4%     1,779      6.21
                          ----------     ------   -------    ------
   Total Undistributed

    Operating Expenses    $3,314,900      34.4%   $11,352    $39.60

INCOME BEFORE FIXED
 CHARGES                  $2,783,100      28.9%    $9,531    $33.25

FIXED CHARGES
Real Estate Taxes           $325,000       3.4%    $1,113     $3.88
School Taxes                 219,500       2.3%       752      2.62
Insurance                     33,500       0.3%       115      0.40
Equipment Rent                28,500       0.3%        98      0.34
Ground Rent                  221,502       2.3%       759      2.65
                          ----------     ------   -------    ------
   Total Fixed Charges      $828,002       8.6%     2,836     $9.89

INCOME BEFORE RESERVES    $1,955,099      20.3%    $6,696    $23.36

Reserve for Replacement
 of FF&E                     385,200       4.0%    $1,319     $4.60
Capital Expenditures               0       0.0%         0      0.00
                          ----------     ------   -------    ------
   Total Reserves and
     Capital Exp              385200       4.0% 1,319.17808   $4.60

INCOME BEFORE DEBT
 SERVICE                  $1,569,899      16.3%    $5,376    $18.76
                          ----------     ------   -------    ------
                          ----------     ------   -------    ------
                                                2001
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         365
Available Rooms (Daily)          292
Available Rooms (Annually)   106,580
Occupancy Percentage                        79%
Occupied Rooms                84,600
Average Room Rate                                            $80.50

REVENUES
Rooms                     $6,810,300      67.6%   $23,323    $80.50
Food                       2,409,200      23.9%     8,251     28.48
Beverage                     628,500       6.2%     2,152      7.43
Telephone                    191,600       1.9%       656      2.26
Rentals and Other
 Income (Net)                 38,900       0.4%       133      0.46
                          ----------     ------   -------    ------
   Total Revenues        $10,078,500     100.0%   $34,515   $119.13

DEPARTMENTAL EXPENSES
Rooms                     $1,641,200      24.1%    $5,621    $19.40
Food & Beverage            1,935,500      63.7%     6,628     22.88
Telephone                     91,000      47.5%       312      1.08

                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $3,667,700      36.4%   $12,561    $43.35

TOTAL DEPARTMENTAL
 INCOME                   $6,410,800      63.6%   $21,955    $75.78

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General    $928,400       9.2%    $3,179    $10.97
Sales and Marketing          552,800       5.5%     1,893      6.53
Management Fees              302,400       3.0%     1,036      3.57
Franchise Fees               408,600       4.1%     1,399      4.83
Energy                       710,900       7.1%     2,435      8.40
Property Operations &
 Maintenance                 537,500       5.3%     1,841      6.35
                          ----------     ------   -------    ------
   Total Undistributed
    Operating Expenses    $3,440,600      34.1%   $11,783    $40.67

INCOME BEFORE FIXED
 CHARGES                  $2,970,200      29.5%   $10,172    $35.11

FIXED CHARGES
Real Estate Taxes           $336,400       3.3%    $1,152     $3.98
School Taxes                 227,200       2.3%       778      2.69
Insurance                     34,700       0.3%       119      0.41
Equipment Rent                29,500       0.3%       101      0.35
Ground Rent                  231,806       2.3%       794      2.74
                          ----------     ------   -------    ------
   Total Fixed Charges      $859,606       8.5%    $2,944    $10.16

INCOME BEFORE RESERVES    $2,110,595      20.9%    $7,228    $24.95

Reserve for Replacement
 of FF&E                    $403,100       4.0%    $1,380     $4.76
Capital Expenditures               0       0.0%         0      0.00
                          ----------     ------   -------    ------
   Total Reserves and
     Capital Exp             403100       4.0% 1,380.47945    $4.76

INCOME BEFORE DEBT
 SERVICE                  $1,707,495      16.9%    $5,848    $20.18
                          ----------     ------   -------    ------
                          ----------     ------   -------    ------

                                                2002
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         365
Available Rooms (Daily)          292
Available Rooms (Annually)   106,580
Occupancy Percentage                        79%
Occupied Rooms                84,600
Average Room Rate                                            $83.50

REVENUES
Rooms                     $7,064,100      67.6%   $24,192    $83.50
Food                       2,493,500      23.9%     8,539     29.47
Beverage                     650,500       6.2%     2,228      7.69
Telephone                    198,300       1.9%       679      2.34
Rentals and Other
 Income (Net)                 40,300       0.4%       138      0.48
                          ----------     ------   -------    ------
   Total Revenues        $10,446,700     100.0%   $35,776   $123.48

DEPARTMENTAL EXPENSES
Rooms                     $1,698,600      24.0%    $5,817    $20.08
Food & Beverage            2,003,200      63.7%     6,860     23.68
Telephone                     94,200      47.5%       323      1.11
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $3,796,000      36.3%   $13,000    $44.87

TOTAL DEPARTMENTAL
 INCOME                   $6,650,700      63.7%   $22,776    $78.61

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General    $960,900       9.2%    $3,291    $11.36
Sales and Marketing          572,100       5.5%     1,959      6.76
Management Fees              313,400       3.0%     1,073      3.70
Franchise Fees               423,800       4.1%     1,451      5.01
Energy                       735,800       7.0%     2,520      8.70
Property Operations &
 Maintenance                 556,400       5.3%     1,905      6.58
                          ----------     ------   -------    ------
   Total Undistributed
    Operating Expenses    $3,562,400      34.1%   $12,200    $42.11

INCOME BEFORE FIXED
 CHARGES                  $3,088,300      29.6%   $10,576    $36.50

FIXED CHARGES
Real Estate Taxes           $348,200       3.3%    $1,192     $4.12
School Taxes                 235,100       2.3%       805      2.78
Insurance                     35,900       0.3%       123      0.42
Equipment Rent                30,500       0.3%       104      0.36

Ground Rent                  239,900       2.3%       822      2.84
                          ----------     ------   -------    ------
   Total Fixed Charges      $889,600       8.5%    $3,047    $10.52

INCOME BEFORE RESERVES    $2,198,700      21.0%    $7,530    $25.99

Reserve for Replacement
 of FF&E                    $417,900       4.0%    $1,431     $4.94
Capital Expenditures               0       0.0%         0      0.00
                          ----------     ------   -------    ------
   Total Reserves and
     Capital Exp             417900        4.0%1,431.16438    $4.94

INCOME BEFORE DEBT
 SERVICE                  $1,780,800      17.0%    $6,099    $21.05
                          ----------     ------   -------    ------
                          ----------     ------   -------    ------

Notes:
(1) Capital Expenditures are assumed to be covered by Reserve for Replacement of FF&E.

                                 Sheraton Inn

                            Statement of Estimated
                              Income and Expenses

                                                2003
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         365
Available Rooms (Daily)          292
Available Rooms (Annually)   106,580
Occupancy Percentage                        79%
Occupied Rooms                84,600
Average Room Rate                                            $86.00

REVENUES
Rooms                     $7,275,600      67.5%   $24,916    $86.00
Food                       2,580,800      23.9%     8,838     30.51
Beverage                     673,300       6.2%     2,306      7.96
Telephone                    205,200       1.9%       703      2.43
Rentals and Other
 Income (Net)                 41,700       0.4%       143      0.49
                          ----------     ------   -------    ------
   Total Revenues        $10,776,600     100.0%   $36,906   $127.38

DEPARTMENTAL EXPENSES
Rooms                     $1,758,100      24.2%    $6,021    $20.78
Food & Beverage            2,073,300      63.7%     7,100     24.51
Telephone                     97,500      47.5%       334      1.15
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $3,928,900      36.5%   $13,455    $46.44

TOTAL DEPARTMENTAL
 INCOME                   $6,847,700      63.5%   $23,451    $80.94

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General    $994,500       9.2%    $3,406    $11.76
Sales and Marketing          592,100       5.5%     2,028      7.00
Management Fees              323,300       3.0%     1,107      3.82
Franchise Fees               436,500       4.1%     1,495      5.16
Energy                       761,600       7.1%     2,608      9.00
Property Operations &
 Maintenance                 575,800       5.3%     1,972      6.81
                          ----------     ------   -------    ------
   Total Undistributed
    Operating Expenses    $3,683,800      34.2%   $12,616    $43.54

INCOME BEFORE FIXED
 CHARGES                  $3,163,900      29.4%   $10,835    $37.40

FIXED CHARGES
Real Estate Taxes           $360,400       3.3%    $1,234     $4.26
School Taxes                 243,300       2.3%       833      2.88
Insurance                     37,200       0.3%       127      0.44
Equipment Rent                31,600       0.3%       108      0.37
Ground Rent                  248,300       2.3%       850      2.93
                          ----------     ------   -------    ------
   Total Fixed Charges      $920,800       8.5%    $3,153    $10.88

INCOME BEFORE RESERVES    $2,243,100      20.8%    $7,682    $26.51

Reserve for Replacement
 of FF&E                    $431,100       4.0%    $1,476     $5.10
Capital Expenditures               0       0.0%         0      0.00
                          ----------     ------   -------    ------
   Total Reserves and
     Capital Exp             431100        4.0% 1476.36986     $5.10

INCOME BEFORE DEBT
 SERVICE                  $1,812,000      16.8%    $6,205    $21.42
                          ----------     ------   -------    ------
                          ----------     ------   -------    ------

                                                2004
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         365
Available Rooms (Daily)          292
Available Rooms (Annually)   106,580
Occupancy Percentage                        79%
Occupied Rooms                84,600
Average Room Rate                                            $89.50

REVENUES
Rooms                     $7,571,700      67.6%   $25,930    $89.50
Food                       2,671,100      23.9%     9,148     31.57
Beverage                     696,900       6.2%     2,387      8.24
Telephone                    212,400       1.9%       727      2.51
Rentals and Other
 Income (Net)                 43,200       0.4%       148      0.51
                          ----------     ------   -------    ------
   Total Revenues        $11,195,300     100.0%   $38,340   $132.33

DEPARTMENTAL EXPENSES
Rooms                     $1,819,600      24.0%    $6,232    $21.51
Food & Beverage            2,145,900      63.7%     7,349     25.37
Telephone                    100,900      47.5%       346      1.19
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $4,066,400      36.3%   $13,926    $48.07

TOTAL DEPARTMENTAL
 INCOME                   $7,128,900      63.7%   $24,414    $84.27

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General  $1,029,300       9.2%    $3,525    $12.17
Sales and Marketing          612,800       5.5%     2,099      7.24
Management Fees              335,900       3.0%     1,150      3.97
Franchise Fees               454,200       4.1%     1,555      5.37
Energy                       788,200       7.0%     2,699      9.32
Property Operations &
 Maintenance                 596,000       5.3%     2,041      7.04
                          ----------     ------   -------    ------
   Total Undistributed
    Operating Expenses    $3,816,400      34.1%   $13,070    $45.11

INCOME BEFORE FIXED
 CHARGES                  $3,312,500      29.6%   $11,344    $39.15

FIXED CHARGES
Real Estate Taxes           $373,000       3.3%    $1,277     $4.41
School Taxes                 251,900       2.3%       863      2.98
Insurance                     38,500       0.3%       132      0.46
Equipment Rent                32,700       0.3%       112      0.39

Ground Rent                  257,000       2.3%       880      3.04
                          ----------     ------   -------    ------
   Total Fixed Charges      $953,100       8.5%    $3,264    $11.27

INCOME BEFORE RESERVES    $2,359,400      21.1%    $8,080    $27.89

Reserve for Replacement
 of FF&E                    $447,800       4.0%    $1,534     $5.29
Capital Expenditures               0       0.0%         0      0.00
                          ----------     ------   -------    ------
   Total Reserves and
     Capital Exp              447800       4.0% 1533.56164    $5.29

INCOME BEFORE DEBT
 SERVICE                  $1,911,600      17.1%    $6,547    $22.60
                          ----------     ------   -------    ------
                          ----------     ------   -------    ------

                                                2005
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         365
Available Rooms (Daily)          292
Available Rooms (Annually)   106,580
Occupancy Percentage                        79%
Occupied Rooms                84,600
Average Room Rate                                            $92.50

REVENUES
Rooms                     $7,825,500      67.6%   $26,800    $92.50
Food                       2,764,600      23.9%     9,468     32.68
Beverage                     721,300       6.2%     2,470      8.53
Telephone                    219,800       1.9%       753      2.60
Rentals and Other
 Income (Net)                 44,700       0.4%       153      0.53
                          ----------     ------   -------    ------
   Total Revenues        $11,575,900     100.0%   $39,643   $136.83

DEPARTMENTAL EXPENSES
Rooms                     $1,883,300      24.1%    $6,450    $22.26
Food & Beverage            2,221,000      63.7%     7,606     26.25
Telephone                    104,400      47.5%       358      1.23
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $4,208,700      36.4%   $14,413    $49.75

TOTAL DEPARTMENTAL
 INCOME                   $7,367,200      63.6%   $25,230    $87.08

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General  $1,065,300       9.2%    $3,648    $12.59
Sales and Marketing          634,200       5.5%     2,172      7.50
Management Fees              347,300       3.0%     1,189      4.11
Franchise Fees               469,500       4.1%     1,608      5.55
Energy                       815,800       7.0%     2,794      9.64
Property Operations &
 Maintenance                 616,800       5.3%     2,112      7.29
                          ----------     ------   -------    ------
   Total Undistributed
    Operating Expenses    $3,948,900      34.1%   $13,524    $46.68

INCOME BEFORE FIXED
 CHARGES                  $3,418,300      29.5%   $11,707    $40.41

FIXED CHARGES
Real Estate Taxes           $386,000       3.3%    $1,322     $4.56
School Taxes                 260,700       2.3%       893      3.08
Insurance                     39,800       0.3%       136      0.47
Equipment Rent                33,800       0.3%       116      0.40

Ground Rent                  266,000       2.3%       911      3.14
                          ----------     ------   -------    ------
   Total Fixed Charges      $986,300       8.5%    $3,378    $11.66

INCOME BEFORE RESERVES    $2,432,000      21.0%    $8,329    $28.75

Reserve for Replacement
 of FF&E                    $463,000       4.0%    $1,586     $5.47
Capital Expenditures               0       0.0%         0      0.00
                          ----------     ------   -------    ------
   Total Reserves and
     Capital Exp             463000       4.0% 1585.61644     $5.47

INCOME BEFORE DEBT
 SERVICE                  $1,969,000      17.0%    $6,743    $23.27
                          ----------     ------   -------    ------
                          ----------     ------   -------    ------
Notes:
(1) Capital Expenditures are assumed to be covered by Reserve for Replacement of FF&E.

                                 Sheraton Inn

                            Statement of Estimated
                              Income and Expenses

                                                2006
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         365
Available Rooms (Daily)          292
Available Rooms (Annually)   106,580
Occupancy Percentage                        79%
Occupied Rooms                84,600
Average Room Rate                                            $95.50

REVENUES
Rooms                     $8,079,300      67.5%   $27,669    $95.50
Food                       2,861,400      23.9%     9,799     33.82
Beverage                     746,500       6.2%     2,557      8.82
Telephone                    227,500       1.9%       779      2.69
Rentals and Other
 Income (Net)                 46,300       0.4%       159      0.55
                          ----------     ------   -------    ------
   Total Revenues        $11,961,000     100.0%   $40,962   $141.38

DEPARTMENTAL EXPENSES
Rooms                     $1,949,200      24.1%    $6,675    $23.04
Food & Beverage            2,298,700      63.7%     7,872     27.17
Telephone                    108,100      47.5%       370      1.28
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $4,356,000      36.4%   $14,918    $51.49

TOTAL DEPARTMENTAL
 INCOME                   $7,605,000      63.6%   $26,045    $89.89

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General  $1,102,600       9.2%    $3,776    $13.03
Sales and Marketing          656,400       5.5%     2,248      7.76
Management Fees              358,800       3.0%     1,229      4.24
Franchise Fees               484,700       4.1%     1,660      5.73
Energy                       844,400       7.1%     2,892      9.98
Property Operations &
 Maintenance                 638,400       5.3%     2,186      7.55
                          ----------     ------   -------    ------
   Total Undistributed
    Operating Expenses    $4,085,300      34.2%   $13,991    $48.29

INCOME BEFORE FIXED
 CHARGES                  $3,519,700      29.4%   $12,054    $41.60

FIXED CHARGES
Real Estate Taxes           $399,500       3.3%    $1,368     $4.72
School Taxes                 269,800       2.3%       924      3.19
Insurance                     41,200       0.3%       141      0.49
Equipment Rent                35,000       0.3%       120      0.41
Ground Rent                  275,300       2.3%       943      3.25
                          ----------     ------   -------    ------
   Total Fixed Charges    $1,020,800       8.5%    $3,496    $12.07

INCOME BEFORE RESERVES    $2,498,900      20.9%    $8,558    $29.54

Reserve for Replacement
 of FF&E                    $478,400       4.0%    $1,638     $5.65
Capital Expenditures               0       0.0%         0      0.00
                          ----------     ------   -------    ------
   Total Reserves and
     Capital Exp              478400       4.0% 1638.35616    $5.65

INCOME BEFORE DEBT
 SERVICE                  $2,020,500      16.9%    $6,920    $23.88
                          ----------     ------   -------    ------
                          ----------     ------   -------    ------

                                                2007
                                                             Per
                                                           Occupied
                              Amount      Ratio  Per Room  Room/Day
Number of Days Open/Year         365
Available Rooms (Daily)          292
Available Rooms (Annually)   106,580
Occupancy Percentage                        79%
Occupied Rooms                84,600
Average Room Rate                                            $99.00

REVENUES
Rooms                      8,375,400      67.6%   $28,683    $99.00
Food                       2,961,500      23.9%    10,142     35.01
Beverage                     772,600       6.2%     2,646      9.13
Telephone                    235,500       1.9%       807      2.78
Rentals and Other
 Income (Net)                 47,900       0.4%       164      0.57
                          ----------     ------   -------    ------
   Total Revenues        $12,392,900     100.0%   $42,441   $146.49

DEPARTMENTAL EXPENSES
Rooms                     $2,017,400      24.1%    $6,909    $23.85
Food & Beverage            2,379,200      63.7%     8,148     28.12
Telephone                    111,900      47.5%       383      1.32
                          ----------     ------   -------    ------
Total Departmental
 Expenses                 $4,508,500      36.4%   $15,440    $53.29

TOTAL DEPARTMENTAL
 INCOME                   $7,884,400      63.6%   $27,001    $93.20

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General  $1,141,200       9.2%    $3,908    $13.49
Sales and Marketing          679,400       5.5%     2,327      8.03
Management Fees              371,800       3.0%     1,273      4.39
Franchise Fees               502,500       4.1%     1,721      5.94
Energy                       873,900       7.1%     2,993     10.33
Property Operations &
 Maintenance                 660,800       5.3%     2,263      7.81
                          ----------     ------   -------    ------
   Total Undistributed
    Operating Expenses    $4,229,600      34.1%   $14,485    $50.00

INCOME BEFORE FIXED
 CHARGES                  $3,654,800      29.5%   $12,516    $43.20

FIXED CHARGES
Real Estate Taxes           $413,500       3.3%    $1,416     $4.89
School Taxes                 279,200       2.3%       956      3.30
Insurance                     42,600       0.3%       146      0.50
Equipment Rent                36,200       0.3%       124      0.43

Ground Rent                  284,900       2.3%       976      3.37
                          ----------     ------   -------    ------
   Total Fixed Charges    $1,056,400       8.5%    $3,618    $12.49

INCOME BEFORE RESERVES    $2,598,400      21.0%    $8,899    $30.71

Reserve for Replacement
 of FF&E                    $495,700       4.0%    $1,698     $5.86
Capital Expenditures               0       0.0%         0      0.00
                          ----------     ------   -------    ------
   Total Reserves and
     Capital Exp              495700       4.0% 1,697.60274   $5.86

INCOME BEFORE DEBT
 SERVICE                  $2,102,700      17.0%    $7,201    $24.85
                          ----------     ------   -------    ------
                          ----------     ------   -------    ------

Notes:
(1) Capital Expenditures are assumed to be covered by Reserve for Replacement of FF&E.

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INVESTMENT CLIMATE OVERVIEW

In establishing valuation parameters to apply to the projected operating cash flow from the proposed property, we have researched the current market for hotel investments. Arthur Andersen conducts a survey of a select group of hotel companies, investors, developers, investment bankers, and brokers. Our most recent survey was conducted at the end of the third quarter of 1996.

Our surveys indicate that the investment climate has undergone significant changes over the last five years. After the economic recession in the early 1990s, the number of hotel sales transactions increased significantly between 1993 and 1995. The price per room of lodging property has increased significantly as well. In the early 1990s, the primary buyers of hotel assets were opportunity funds and individual investors lured by the low prices as a percentage of the replacement cost. New lodging REITs, established in the early 1990s, also began to invest heavily into hotel assets. During 1995 and 1996 the larger REITS (such as Patriot American Hospitality; Starwood Lodging Trust; FelCor Suite Hotels, Inc.; and HPT) accounted for a large share of the transactions involving full-service lodging properties. These organizations must maintain the level of acquisition achieved in the past and, therefore, have been paying increasingly higher prices for lodging assets. In addition, many of the recent REIT acquisitions were completed as part of a portfolio which often resulted in aggressive pricing parameters.

These changes in the investment market have resulted in a significant shift in the criteria used to evaluate a potential transaction. Terminal capitalization and discount rates assumed, which averaged 11-12 percent and 14-16 percent, respectively in 1991, decreased to an average of 10- 12.5 percent and 12-15 percent, respectively in early 1996. Investors interviewed in the third quarter of 1996, however, indicated that investment parameters may currently be at the "low-point" of this real estate cycle. Investors interviewed admitted that although recent acquisitions have been structured using aggressive investment parameters, they are likely to re-evaluate the assumptions and investment parameters used in the near future.

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The following table summarizes the results of our investor survey completed at the end of the Third Quarter 1996.

------------------------------------------------------------
Arthur Andersen Hotel Investor Survey - Third Quarter 1996
------------------------------------------------------------

                                           Range

Free and Clear Discount Rates           12.0%-15.0%

Terminal Capitalization Rates           10.0%-12.5%

Going-In Capitalization Rates           10.0%-11.0%

Equity Return Req. (leveraged)          20.0%-30.0%

Equity Return Req. (unleveraged)        12.0%-18.0%

Cash on Cash Return Requirements        10.0%-17.5%
------------------------------------------------------------


DISCOUNTED CASH FLOW ANALYSIS

The discounted cash flow (DCF) technique converts the projected stream of benefits, either before or after financing, as appropriate, into a present value. Once the projection of net income or cash flow is accomplished, a discount rate and capitalization rate at reversion must be chosen. The selection of these rates is necessarily subjective, since investor criteria for the acquisition of real property is subject to variation, and no organized property exchange exists.

Discount Rates

A free and clear discount rate is used to discount future earnings without regard to any leverage or financing. Discount rates (or internal rate-of-return requirements) typically vary by a number of factors: long-term investor-return requirements on alternative investments; type and motivation of investor; property type -- e.g., hotel, apartments, etc.; and local market area conditions. Our survey of investor criteria indicated that investors are currently assuming discount rates that range from 12 to 15 percent. The survey average for free and clear discount rates was 12.5 percent. After giving full consideration to these surveys as well as to the type of property being appraised, its competitiveness in its market place, and general market conditions, a discount rate of 14.0 percent, applied to income before debt service, is judged to be appropriate. A slightly high discount rate was applied to the subject Sheraton Inn to

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compensate for the following risks: 1) although the property has been maintained well, it is dated in comparison to the competition, and 2) the property is highly reliant on a high number of contract demand which must be renewed annually.

Terminal Capitalization Rates

The "exit" capitalization rate at reversion is used to convert the projected stream of income beyond the last year of the projection period into a value at the end of the projection period. Our investor survey revealed capitalization rates ranging from 10.0 to 12.5 percent, with a survey average of approximately
11.0 percent. Similar to the discount rate, the capitalization rate was formulated on the basis that the subject property is dated and is operating in a market that is not impervious to additional hotel supply. On the basis of this analysis, a terminal capitalization rate of 11.0 percent is judged to be appropriate for the subject hotel.

Conclusion by Discounted Cash Flow Analysis

Application of the discounted cash flow technique to the total projected net income for the appraised property yields a market value estimate of the leasehold interest in the subject of $13,930,000. The table on the following page presents our discounted cash flow analysis.

                         Discounted Cash Flow Analysis
                                 Sheraton Inn
                             Cheektowaga, New York

                                            Discount     Net Present Value
         Income Before   Residual           Factor (2)   Income Before
Year     Debt Service    Value (1)          & (3)        Debt Service

1997     $1,608,483                           0.8772       $1,410,950
1998       1,762,829                          0.7695        1,356,439
1999       1,467,223                          0.6750          990,333
2000       1,569,899                          0.5921          929,506
2001       1,707,495                          0.5194          886,819
2002       1,780,800                          0.4556          811,309
2003       1,812,000                          0.3996          724,143
2004       1,911,600                          0.3506          670,129
2005       1,969,000                          0.3075          605,483
2006       2,020,500     $18,541,991 (4)      0.2697        5,546,605
                                                           ----------

                               Value at January 1, 1997:  $13,930,000

                                         Value per Room:      $47,705
Notes:
(1) Income Before Debt Service in the exit year was capitalized at 11.0 percent.
(2) Income was discounted to net present value using a 14.0 percent discount rate.
(3)  Analysis uses end-point discounting.
(4)  A sales commission of 3.0 percent was assumed.

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               E. RECONCILIATION AND FINAL VALUE ESTIMATE

Valuation of the appraised property has been developed by the direct sales comparison approach and the income approach. Various appraisal techniques and methods were utilized in these analyses and the fee simple value estimates derived by each approach is summarized as follows:

-------------------------------------------------------
                           Amount       Price Per Room
                           ------       --------------

Cost Approach                   N/A               N/A

Sales Comparison
 Approach               $13,432,000           $46,000

Income Approach         $13,930,000           $47,705

----------------------------------------------------------


The Cost Approach is most useful when valuing new or nearly new properties or when appraising special purpose properties. The reliability of this approach is diminished as buildings and other forms of improvement increase in age and begin to depreciate. The resulting loss in value becomes increasingly difficult to accurately quantify. The cost approach was therefore not utilized in valuing the subject property.

The Sales Comparison Approach is frequently a good indicator of value, especially when a sufficient number of relevant transactions with reliable information on each is available. The sales comparison approach was used as an indicator of the reliability of results obtained from the income capitalization approach.

The Income Capitalization Approach is generally considered the most applicable method for estimating the value of investment properties, as it incorporates the economic motivations of buyers and sellers in the analysis. The reliability of this approach is enhanced when adequate data are available to assure proper development of the income, expense, and capitalization rate analyses.

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Based upon the research and analyses performed in the development of these approaches, and with primary emphasis on the income approach, it is our opinion that the market value of the leasehold interest in the appraised property as a going concern, as of January 1, 1997 is:

                  -- FOURTEEN MILLION DOLLARS --

                           ($14,000,000)

In accordance with the Uniform Standards of Professional Appraisal Practice (USPAP), prepared by The Appraisal Standards Board of The Appraisal Foundation, it is necessary to identify and separately value any personal property, fixtures, or intangible items that are not real property but are included in the appraisal. Personal property and fixtures in a hotel consists of a variety of components including bedroom case-goods, bathroom fixtures, restaurant and kitchen equipment, signage, computers and other related items. Our physical inspection of the property indicated that these items were generally in good condition relative to the age of the property.

We estimate that the replacement cost for the furniture, fixtures, and equipment at the subject hotel is approximately $12,500 per room, in constant 1996 dollars. This estimate is based upon industry averages. Assuming an average useful life of eight years and an effective age of four years, the value of the furniture, fixtures, and equipment is estimated to be approximately $6,250 per room. On the basis of this analysis, the value of the personal property for the subject hotel is estimated to be $1,825,000.

Since a hotel's furniture, fixtures, and equipment is such an integral component of the facility's ability to generate income and is seldom removed from the property or sold separately, the value produced by the separation of the personal property component from the real property is not particularly meaningful.

Sheraton Inn Buffalo Airport
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                            F. ADDENDA

Sheraton Inn Buffalo Airport
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                    F.1 HOTEL SALES COMPARABLES

Sheraton Inn Buffalo Airport
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     Name:                        RAMADA INN BUFFALO AIRPORT

     Location:                    Lancaster, New York

     Grantor (Seller):            Buffalo Realty

     Grantee (Buyer):             Charter Motor Inn

     Date of Sale:                December 31, 1995

     Sales Price:                 $1,840,000

     Property Rights Conveyed:    Fee Simple

     Number of Rooms:             123

     Year Built:                  1976

     Price per Room:              $14,959

     Occupancy (1995):            48 percent

     Average Rate  (1995):        $55.46

     Est. Gross Room Revenue
     (1995):                      $1,195,141

     Est. Net Income Before
     Debt Svc. (1995):            $330,000

     Overall Capitalization Rate: 17.9%

     Comments:                    Although total capital
                                  improvement costs were not
                                  disclosed, the property has
                                  undergone extensive renovations
                                  (including soft goods and case
                                  goods) and has been
                                  repositioned as a Ramada Inn
                                  Limited. The Ramada is located
                                  adjacent to the airport.

Sheraton Inn Buffalo Airport
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Sheraton Inn Buffalo Airport




     Name:                        HYATT REGENCY

     Location:                    Pittsburgh, Pennsylvania

     Grantor (Seller):            Elteq Partners I Limited Partnership

     Grantee (Buyer):             Limited Partnership which HOST Marriott
                                  owns 95 percent and Interstate Hotels
                                  owns 5.0 percent

     Date of Sale:                April 1, 1996

     Sales Price:                 $26,500,000 (Includes renovations; see
                                  comments)

     Property Rights Conveyed:    Leasehold

     Number of Rooms:             400

     Year Built:                  1968

     Price per Room:              $66,250

     Occupancy (1995):            58 percent

     Average Rate  (1995):        $86.00

     Est. Gross Room Revenue
     (1995):                      $7,282,000

     Est. Net Income Before
     Debt Svc. (1995):            $1,400,000

     Overall Capitalization Rate: 7.6% (Excludes renovations)

     Comments:                    This property was purchased by a
                                  limited partnership, which HOST
                                  Marriott was the majority owner.
                                  Property is expected to be converted
                                  into a Marriott franchised hotel and
                                  managed by Interstate Hotels.  The
                                  total sales consideration was $18.5
                                  million.  Estimated capital improvement
                                  costs consist of $8.0 million, and
                                  property was closed for renovations from April 1 through July 1.

Sheraton Inn Buffalo Airport
--------------------------------------------------------------------


     Name:                        DAYS INN AIRPORT

     Location:                    Philadelphia, Pennsylvania

     Grantor (Seller):            Beacon Properties Corp.

     Grantee (Buyer):             Starwood Lodging Trust

     Date of Sale:                February 1, 1996

     Sales Price:                 $5,932,000

     Property Rights Conveyed:    Fee Simple

     Number of Rooms:             175

     Year Built:                  1985

     Price per Room:              $33,897

     Occupancy (1995):            71.5 percent

     Average Rate  (1995):        $67.20

     Est. Gross Room Revenue
     (1995):                      $3,069,000

     Est. Net Income Before
     Debt Svc. (1995):            $859,000(1)

     Overall Capitalization Rate: 14.5 percent

     Comments:   Property was purchased in conjunction with the
                 Doubletree Guest Suites, which also is located in the airport area. Both properties were purchased for a total of $21.1 million in cash and $1.8 million in partnership units. Starwood plans to reflag the asset at the upper-end of the mid-priced market. At the time of sale, the property offered a, 115-seat restaurant and lounge and 3,000 square feet of meeting space. It is located approximately one mile from the Philadelphia
                 International Airport.


   Notes:
   (1)  A 4.0 percent reserves for replacement was deducted.

Sheraton Inn Buffalo Airport
--------------------------------------------------------------------


     Name:                         THE HILTON HOTEL

     Location:                     Allentown, Pennsylvania

     Grantor (Seller):             Hotels of Distinction Ventures, Inc.

     Grantee (Buyer):              Starwood Lodging Trust

     Date of Sale:                 August 15, 1996

     Sales Price:                  $7,500,000

     Property Rights Conveyed:     Fee Simple

     Number of Rooms:              224

     Year Built:                   1988

     Price per Room:               $33,482

     Occupancy (1995):             77.5 percent

     Average Rate  (1995):         $60.59

     Est. Gross Room Revenue
     (1995):                       $3,839,000

     Est. Net Operating Income
     Before Debt Svc. (1995):      $848,000 (1)

     Overall Capitalization Rate:  11.3%


     Comments:   The Hilton was part of a nine-hotel portfolio,
                 purchased from Hotels of Distinction Ventures, Inc. at approximately $135 million cash. The
                 Allentown Hilton is a full-service hotel situated in downtown, Allentown. The property offers a restaurant, a bar/lounge, and meeting space that can accommodate more than 650 people and is considered one of the best facilities in the area.
                 Starwood has not disclosed any plans for capital improvements.


   Notes:
   (1)  A 4.0 percent reserves for replacement was deducted.

Sheraton Inn Buffalo Airport
--------------------------------------------------------------------


     Name:                        SHERATON METRODOME

     Location:                    Minneapolis, Minnesota

     Grantor (Seller):            Hotels of Distinction Ventures, Inc.

     Grantee (Buyer):             Starwood Lodging Trust

     Date of Sale:                August 15, 1996

     Sales Price:                 $18,000,000

     Property Rights Conveyed:    Fee Simple

     Number of Rooms:             254

     Year Built:                  1980

     Price per Room:              $70,866

     Occupancy (1995):            85.3 percent

     Average Rate  (1995):        $72.00

     Est. Gross Room Revenue
     (1995):                      $5,694,000

     Est. Net Income Before
     Debt Svc. (1995):            $1,840,000 (1)

     Overall Capitalization Rate: 10.2%

     Comments:  The Sheraton was part of a nine-hotel portfolio, purchased from Hotels of Distinction Ventures, Inc. at approximately $135 million cash. The property is situated adjacent to the University of Minnesota and offers 7,825 square feet of meeting space, one main dining outlet, a beverage lounge, and an executive level.
                Starwood has not disclosed plans for any capital improvements.


   Notes:
   (1)  A 4.0 percent reserves for replacement was deducted.

Sheraton Inn Buffalo Airport
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                 F.2 SUBJECT PROPERTY PHOTOGRAPHS

                  Sheraton Inn Buffalo Airport








                          Lobby/Reception

Sheraton Inn Buffalo Airport
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                     Double-Double Bedded Room











                         King Bedded Room

Sheraton Inn Buffalo Airport
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                         Shower/Bath Area











                        Toilet/Vanity Area

Sheraton Inn Buffalo Airport
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                       The Grille on Walden












                       Twigs Bar and Grille

Sheraton Inn Buffalo Airport
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                             Ballroom











                      Courtyard/Meeting Area

Sheraton Inn Buffalo Airport
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                           Swimming Pool











                             Gift Shop

Sheraton Inn Buffalo Airport
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                           Fitness Room










                             Game Room

Sheraton Inn Buffalo Airport
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                 F.3 COMPETITIVE HOTEL PHOTOGRAPHS

Sheraton Inn Buffalo Airport
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                       Hampton Inn Galleria










                        Holiday Inn Airport

Sheraton Inn Buffalo Airport
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                         Marriott Amherst










                      Radisson Hotel & Suites

Sheraton Inn Buffalo Airport
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                          Hilton Buffalo











                       Hyatt Regency Buffalo

Sheraton Inn Buffalo Airport
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                  F.4 PROPERTY LEGAL DESCRIPTION

                            EXHIBIT A
                        LEGAL DESCRIPTION
                    (Buffalo-Parcels I and II)

      All of the right, title and interest of the Assignor in and under the following:

      A. Ground Lease Agreement dated May 8, 1970 between JOSEPH MALECKI and JOSEPHINE GLORIA MALECKI, as Landlord, and CONSOLIDATED MOTOR INNS, INC., as tenant, a memorandum of which Ground Lease Agreement was recorded in the Erie County Clerk's Office on December 31, 1970 in Liber 7759 of Deeds, page 305, as assigned to C.T.W. Holding Corporation, a New York corporation ("C.T.W."), by Assignment of Lease recorded on October 21, 1971 in Liber 7853 of Deeds at Page 95, as amended by Amendment to Ground Lease Agreement, dated March 19, 1973 and recorded on November 15, 1973 in Liber 8111 of Deeds, page 474 in said Clerk's office, as assigned to Archris Hotel Partnership-Buffalo, a California limited partnership ("Archris"), by Assignment of Leases recorded November 15, 1973 in Liber 8111 of Deeds at Page 481, further assigned to C.T.W. by Assignment of Leases recorded January 29, 1974 in Liber 8134 of Deeds at Page 49 as amended by Second Amendment to Ground Lease Agreement, dated January 28, 1974 and recorded on January 29, 1974 in Liber 8133 of Deeds, page 551, as assigned to Archris by Assignment of Leases recorded January 29, 1974 in Liber 8133 of Deeds at Page 555, further assigned to Archris Hotel Partnership-Buffalo, a partnership by Assignment of Leases recorded September 22, 1978 in Liber 8699 of Deeds at Page 127, further assigned to Arthur L. Duggan by Assignment of Leases recorded November 8, 1979 in Liber 8850 of Deeds at Page 679, further assigned to Buffalo Inn Associates, a Colorado general partnership ("Buffalo"), by Assignment recorded November 4, 1981 in Liber 9077 of Deeds at Page 574, and further assigned by that certain unrecorded Assignment dated December 31, 1986 between Buffalo and AIRCOA Hotel Partners, L.P., a Delaware limited partnership, covering premises situate in the Town of Cheektowaga, Erie County, New York, more particularly described as Parcel I in this Exhibit A.

           B. Ground Lease Agreement dated May 11, 1970 between
JOHN ZOLA, CHESTER ZOLA, and THADDEUS ZOLA and CLARA ZOLA, as Landlord, and CONSOLIDATED MOTOR INNS, INC., as Tenant, a
Memorandum of which Ground Lease Agreement was recorded in the Erie County Clerk's office on February 8, 1971 in Liber 7768 of Deeds, page 587, as assigned to C.T.W. by Assignment of Lease recorded on October 21, 1971 in Liber 7853 of Deeds at Page 99, as amended by Amendment to Ground Lease Agreement, recorded on November 15, 1973 in Liber 8111 of Deeds, page 477 in said
Clerk's office as assigned to Archris by Assignment of Leases recorded November 15, 1973 in Liber 8111 of Deeds at Page 481, further assigned to C.T.W. by Assignment of Leases recorded
January 29, 1974 in Liber 8134 of Deeds at Page 49 as amended by Second Amendment to Ground Lease Agreement, recorded in said
Clerk's office on January 29, 1974 in Liber 8133 of Deeds, page
535, as assigned to Archris by Assignment of Leases recorded
January 29, 1974 in Liber 8133 of Deeds at Page 555, further assigned to Archris Hotel Partnership-Buffalo, a partnership, by Assignment of Leases recorded September 22, 1978 in Liber 8699 of Deeds at Page 127, further assigned to Arthur L. Duggan by
Assignment of Leases recorded November 8, 1979 in Liber 8850 of
Deeds at Page 679, and further assigned to Buffalo by Assignment recorded November 4, 1981 in Liber 9077 of Deeds at Page 574, and further assigned by that certain unrecorded Assignment dated
December 31, 1986 between Buffalo and AIRCOA Hotel Partners,
L.P.,  a Delaware limited partnership, recorded November
4, 1981 in Liber 9077 of Deeds at Page 574, covering premises situate in the Town of Cheektowaga, Erie County, New York, more particularly described as Parcel II in this Exhibit A.

           C. All buildings, structures and improvements erected on all those tracts or parcels of land described in this Exhibit
A.

           D. All right, title and interest of the Assignor in and to the land lying in the streets and roads adjoining said premises.

PARCEL I

           ALL THAT TRACT OR PARCEL OF LAND, situate in the Town of Cheektowaga, County of Erie and State of New York, being part of Lot No. 16, Township 11, Range 7 of the Holland Land Company's Survey and more particularly bounded and described as follows:

           BEGINNING at a point in the northeasterly line of New Walden Avenue distant 331.60 feet northwesterly, as measured along said line of New Walden Avenue, from the point of its intersection with a line drawn parallel with the easterly line of said Lot No. 16 at the distance of 20 chains 76 links westerly therefrom, as measured parallel with the northerly line of said Lot No. 16; running thence northerly parallel with the easterly line of said Lot No. 16, 539.17 feel to the northerly line of lands conveyed to John Zola and Valentina, his wife by deed recorded in the Erie County Clerk's office in Liber 2688 of Deeds at page 192; thence westerly along the northerly line of land so conveyed to Zola 322.12 feet to the northwesterly corner of land so conveyed to Zola; thence southerly along the westerly line of lands so conveyed to Zola, being parallel with the easterly line of said Lot No. 16, 411.06 feet to the northeasterly line of New Walden Avenue; thence southeasterly along said line of New Walden Avenue 345 feet to the point of beginning.

           EXCEPTING THEREFROM that part thereof bounded and described as follows:

           BEGINNING at the southeasterly corner of premises above described; running thence northerly parallel with the easterly line of said Lot No. 16, 190.04 feet; thence at right angles westerly 65 feet; then southerly parallel with the easterly line of said Lot No. 16, 160.50 feet to the northeasterly line of New Walden Avenue; thence southeasterly along said line of New Walden Avenue, 71.40 feet to the point of beginning.

PARCEL II

           ALL THAT TRACT OR PARCEL OF LAND, situate in the Town of Cheektowaga, Count of Erie and State of New York, being part of Lot No. 16, Township 11, Range 7 of the Holland Land Company's Survey and more particularly bounded and described as follows:

           BEGINNING at a point in the northeasterly line of New Walden Avenue where the same is intersected by a line drawn parallel with the easterly line of said Lot No. 16, and distant
20.76 chains westerly therefrom, as measured parallel with the northerly line of said Lot No. 16, said point also being on the easterly line of lands conveyed to John Zola and Valentina Zola, his wife, by deed recorded in the Erie County Clerk's office in Liber 2688 at page 192; thence northerly parallel with the easterly line of said Lot No. 16 and along the easterly line of lands so conveyed to said Zolas, 708.185 feet to the northeast corner thereof; thence westerly parallel with the northerly line of said Lot No. 16 and along the northerly line of lands so conveyed to said Zolas, 203.28 feet to the east bounds of a former road 40 links wide; thence southerly parallel with the east line of said Lot No. 16 and along the east bounds of said former road, 26.40 feet to the southerly bounds of said road; thence westerly parallel with the northerly line of said Lot No. 16 and along the southerly bounds of said former road, and also being along the northerly line of lands so conveyed to John Zola and Valentina Zola, his wife by deed aforesaid, 98.30 feet to the northeast corner of the lands conveyed to Joseph A. Malecki by deed recorded in Erie County Clerk's Office in Liber 7086 of
Deeds at page 101; thence southerly parallel with the easterly line of said Lot No. 16 and along the easterly line of lands so conveyed to Joseph A. Malecki, 349.13 feet to a point, said point being distant 190.04 feet northerly from the northeasterly line of New Walden Avenue as measured along a prolongation southerly of said easterly line; thence westerly at right angles with the last described line, 65 feet to a point; thence southerly parallel with the easterly line of said Lot No. 16 and along the easterly line of lands so conveyed to Joseph A. Malecki, 160.50 feet to a point in the northeasterly line of New Walden Avenue distant 403 feet northwesterly from the point of beginning as measured along said northeasterly line of New Walden Avenue;
thence southeasterly along the northeasterly line of New Walden Avenue, 2.28 feet to an angle point therein; thence continuing southeasterly along said northeasterly line of New Walden Avenue
400.72 feet to the point or place of beginning.

                        F.5 GROUND LEASES

                            EXHIBIT C

                      GROUND LEASE AGREEMENT

      THIS LEASE dated      , 1970, between ?? ZOLA and JOHN L.
CHESTER ZOLA, ?? of 915 Boncliff Alden, New York (hereinafter called "Landlord"), and ?? MOTOR INNS, INC. (hereinafter called
"Tenant").

                           WITNESSETH:

      1. DEMISED PREMISES. Landlord hereby leases to ?? and tenant hereby ?? from Landlord the premises located on Walden Avenue, near the New York Thruway, in the town of Cheektowaga, New York, more particularly described in ?? "A" and shown outlined on Schedule "B" together with all improvements erected thereon and all rights and appurtenances thereunto belonging (hereinafter referred to as the "Demised Premises"). The parties hereto agree that this Lease sets forth all agreements, covenants and conditions between the parties and supersedes any prior oral or written agreements between the parties with respect to the Demised Premises. The following schedules are attached to this Lease and ?? a part hereof:

                  Schedule A - Legal Description
                  Schedule B - Plan
                  Schedule C - Title Exceptions
                  Schedule D - Adjoining Land

      2. TERM. (a) Preliminary Term. The Preliminary Term of this Lease shall be divided into two (2) periods as ??

                (i) An Interim Period commencing the date of execution of this Lease and expiring five (5) months after such date, unless Tenant elects to extend such Interim Period from month to month, for no more than three (3) additional months.

                (ii) A Construction period commencing on the expiration of the Interim Period and expiring on the earlier of
(A) the expiration of twelve (12) months from delivery of vacant possession of the Demised Premises to ?? after commencement of the Construction Period, or (3) the date upon which Tenant opens a building upon the Demised Premises for business with the public.

           (b) Principal Term. The Principal Term of this Lease shall commence on expiration of the Preliminary Term and shall expire on the last day of the month next ?? the expiration of thirty (30) years from the commence date of the Principal Term.

      3. RENEWAL OPTION. Landlord grants to Tenant the option to extend the Principal term of this Lease for three (3) ?? consecutive periods of ten (10) years each on the terms and conditions as set forth in this Lease for the Principal Term. Such option may be exercised by Tenant, by ?? notice to Landlord at least six (6) months before the ?? of the then current term. The exercise by Tenant of each such option shall be effective only if there shall be no existing ?? default at the time of such exercise.

      4. MINIMUM RENT. Throughout the Principal Term here ?? Tenant agrees to pay to Landlord the annual net minimum rent of Thirty Thousand Dollars ($30,000.00), in equal monthly installments in advance on the first day of each calendar month. All payments of rent shall be made to Landlord at the address provided in Section 28 hereof or to such other person or at such other place which Landlord shall designate.

      5. PERCENTAGE RENT. In addition to the annual minimum rent referred to above, Tenant shall pay to Landlord percentage rent equal to one-half of the amount by which the total of three percent (3%) of annual gross rooms revenue and one percent (1%) of gross food and beverage revenue derived from operation of any motor inn at the Demised Premises exceeds the minimum rent payable for the same period. The percentage rent owing Landlord, if any, shall be paid within ninety (90) days after the expiration of each calendar during the Principal Term of this Lease, at which time Tenant shall submit a detailed statement, certified to be true and complete by the certified public accountant who regularly audits Tenant's books, showing the aggregate amounts of Tenant's gross room revenues and gross food and beverage revenues ?? from operation of any such motor inn at the Demised Premises during the preceding year. Landlord or its agents shall ?? the right, from time to time during regular business hours after three (3) days prior written notice, to examine Tenant's records and books relating to Tenant's operations at the Demised Premises for the purpose of verifying such statement.

      6.   REAL ESTATE TAXES AND ASSESSMENTS.

           (a) Throughout the Construction Period and Principal
Term hereof, Tenant shall pay before they become delinquent, all real estate taxes and assessments imposed upon the Demised
Premises (hereinafter referred to as "tax ??

           (b) Landlord shall promptly forward to Tenant all bills for taxes in time to permit tenant to obtain all discounts and avoid all penalties.

           (c) all taxes for the beginning and ending years of this Lease shall be prorated between Landlord and Tenant. Landlord shall make arrangements with the appropriate taxing authorities to cause the Demised Premises to be taxed as a separate entity. Any assessments payable in installments may be paid in such installments over the longest period of time permissible by law and Tenant shall be liable solely for those payments accruing during the period of effectiveness of this Lease.

           (d) Tenant may contest any tax it is required to pay and may file protests or otherwise proceed in the ?? of the Landlord, but Tenant shall indemnify Landlord for any loss or liability incurred by reason of such contest.

           (e) Nothing in this Lease shall be contr??

as placing upon Tenant any obligation to pay any income tax on rents, transfer tax, inheritance tax, capital gain tax, franchise tax or corporate stock tax, or any other tax excepting real estate taxes on the Demised Premises.

      7. LANDLORD'S TITLE. Landlord covenants that he has fee simple title to the Demised Premises and full right and authority to make this Lease; that the Demised Premises are free and clear of all liens, restrictions, Leases and encumbrances, except as set forth in Schedule "C" hereof; that there are no laws, ordinances, governmental rules, title restrictions or other matters which would limit operation of any lawful retail or service business or motor inn with off street parking on the Demised Premises; and that Tenant shall have quiet and peaceful possession and enjoyment of the Demised Premises and of all rights and appurtenances thereunto belonging. Landlord further covenants that the leasehold granted hereby is good and marketable and such as will be insured without exception, other than as set forth on Schedule "C" at regular rates.

      8. VIOLATIONS. Landlord shall comply with all notices of all governmental authorities having jurisdiction over the Demised Premises so that at the date of commencement of the Preliminary Term of this Lease there shall be no violation of any laws, ordinances, rules, or regulations of any governmental authority having jurisdiction over the Demised Premises. Landlord shall also pay and discharge all assessments for public improvements if such assessments are presently pending against the Demised Premises or if such Improvements have been authorized at the date of execution of this Lease or if work leading to such assessments has been commenced or completed prior to the date of execution of this Lease.

      9. SURVEY, TESTS, PERMITS. At any time following execution of this Lease tenant may enter upon the Demised Premises for the purpose of making surveys, maps or contour ?? test borings, and such other engineering or similar studies as Tenant may deem necessary. All acts performed by Tenant pursuant to the terms of this Section shall be in accordance with all laws, rules and regulations applying thereto, and Tenant shall indemnify Landlord against any loss, damage, claims, penalties or liabilities, arising by reason of such entry upon the Demised Premises by tenant or its agents ?? such Interim Period, Tenant shall also attempt to obtain all permits, franchises, financing utility services and ?? rights and agreements which it may deem necessary to the development of the Demised Premises. If Tenant, for any rea?? in Tenant's sole judgment, determines that the Demised Premises are not suitable for Tenant's proposed development, Tenant may cancel and terminate this Lease at any time prior to the expiration of the Interim Period of the Preliminary Term, by giving Landlord notice in writing of such election to ?? and terminate this Lease, such notice to be effective immediately; thereupon neither the Construction Period nor the Principal Term shall commence, this Lease shall become null and void, and the parties hereto shall have no further liability to each other, except that tenant shall promptly repair any damage to the Demised Premises caused by any tests or studies.

      10. POSSESSION. Landlord shall deliver vacant possession of the Demised Premises to Tenant, as required by Sections 7 and 8 hereof, within ninety (90) days after receipt of notice from Tenant that Tenant has waived its right to terminate this Lease, as provided in Section 9 above, and confirming the commencement date of the Construction Permit of the Preliminary Term. Tenant agrees to surrender possession of the ground constituting part of the Demised Premises to Landlord as the expiration or termination of this Lease free and clear of all mortgages or liens to secure the ??? of money suffered or created by Tenant. At Tenant's option Tenant may also surrender or created by Tenant. At Tenant's option Tenants may also surrender possession of the buildings ??? on such ground.

      11. RIGHT OF FIRST REFUSAL. If Landlord shall receive at any time after execution of this Lease, from any third party an acceptable bona fide offer to purchase the Demised Premises, or any part thereof, Landlord shall submit a ??? copy of such offer to Tenant giving Tenant thirty (30) days within which to elect to meet such offer. If Tenant elects to meet such offer it shall give Landlord written notice and settlement shall be held within ninety (90) days ?? whereupon Landlord shall convey to Tenant the premises ??? are the subject of said offer. At such settlement Landlord shall deliver to Tenant a Warranty Deed with covenants as acts of Grantor, sufficient to convey to Tenant fee simple title to such premises free and clear of all liens, restrictions and encumbrances except as set forth on Schedule
"C", or suffered or placed against the Demised Premises by Tenant. Landlord shall pay for Federal and state documentary ??? and other transfer taxes.

      12. COMPLIANCE WITH LAWS. Tenants shall indemnify, ??? and hold Landlord harmless from any fines, penalties, claims or damages arising by reason of the violation by Tenant or any laws, ordinances, orders, requirements or regulations of any Federal, State, County or Municipal Authorities having jurisdiction over the Demised Premises. Tenant may contest the validity of any such law, order, ordinance, requirement or regulation in its name or in the name of Landlord.

      13.  IMPROVEMENTS UPON DEMISED PREMISES.

                (a) Tenant agrees to accept the Demised in the condition existing at the beginning of the Preliminary Term of this Lease. Tenant may, at any time after commencement of the Construction Period of this Lease, destroy, ?? alter or make any improvements upon the Demised Premises.

                (b) Landlord herewith appoints and ???? Tenant as Landlord's attorney-in-fact to apply for and ??? from any governmental authority having jurisdiction any ???? or licenses which may be necessary in connection with the destruction, removal, alteration, or construction of any improvements which Tenant chooses to effect upon the Demise Premises.

                (c) Neither Landlord nor Tenant shall be under any obligation to construct or maintain any improvement upon the Demised Premises, but any monies received by Landlord as competition for damage or loss to improvements on the Demised Premises shall be paid to Tenant and are hereby to Tenant, except as to any damage or loss prior to the commencement of the Construction Period of the Preliminary

                (d) Landlord and Tenant shall not permit any mechanic's liens, or similar liens, for labor or ??? to remain upon the Demised Premises. Landlord or Tenant contest the validity of any such lien or claim, if made upon final determination of its contest, shall pay any ???? judgment, decree or lien and cause the same to be ??? of record without cost to Landlord.

      14. TENANT'S FIXTURES. Any buildings, improvements, fixtures which may be placed in or upon the Demised Premises by, for, or under the Tenant are to remain Tenant's property. Tenant may remove the same at any time before or upon vacating the Demised
Premises.

      15. UTILITIES. Tenant shall pay all charges for utility services furnished to the Demised Premises.

      16. PUBLIC LIABILITY. Tenant shall save Landlord harmless from any liability or expense of any nature arising from injury to person or property on or about the Demised Premises or in connection with Tenant's occupancy of the Demised Premises, excepting any such liability or expense caused by acts or omissions of Landlord. Tenant, at Tenant's sole cost and expense, shall maintain and keep in effect, from and ??? the commencement of the Construction Period of the term of this Lease, insurance against claims for personal injury (including death) or property damages, under a policy of public liability insurance, with limits not less than $1??? $500,000 in respect of bodily injury (including death) a ??? $50,000 for property damage, naming both Landlord and Tenant as the insured parties.

      17. CASUALTY. The respective obligations of Landlord and Tenant shall not be affected by fire or other casualty, Landlord agrees that it shall take no claim against Tenant, its employees servants, or agents in connection with any casualty damaging the Demised Premises, except for the continued payment of rent.

      18.  EMINENT DOMAIN.

                (a) If all or any portion of the Demised Premises is taken by any right of eminent domain, Landlord agrees to give immediate notice thereof to Tenant.

                (b) If all or any portion of the Demised Premises shall be so taken, Tenant may terminate this Lease by giving written notice to Landlord within thirty (30) days of receipt from Landlord of notice of such taking. Upon such termination both parties shall be released from any further liability under this Lease and Tenant shall be entitled to a refund of any rent or other sums paid in advance.

                (c)  If Tenant does not terminate this Lease
then rent shall abate in proportion to the square feet of ground
Premises hereunder that is taken.

                (d) Whether or not this Lease is terminated as herein provided, each party may make claim for his ??? award as his interest may appear, however, in any event, Landlord hereby assigns to Tenant any compensation award made for damage to or taking of improvements on the Demised Premises and for the value of Tenant's leasehold interest.

      19.  MORTGAGE.

                (a) Tenant may, from time to time, ???? this Lease and at its election in connection with any ??? mortgage grant a first mortgage secured upon Landlord's fee title interest in the Demised Premises and upon the ??? of Joseph and Josephine G. Malecki adjoining thereto as described in Exhibit "D" attached hereto, provided that such first mortgage is granted to a recognized mortgage lending institution, such as a bank, savings institution, annuity, trust, pension or retirement fund, insurance company, ??? or institution similar thereto, for the purpose of financing or refinancing the cost of constructing and equipping any buildings or other improvements erected or to be erected on any portion of the Demised Premises and the land described in Exhibit "D". Landlord shall upon demand, join in any mortgages and accompanying documents and execute any and all instruments which counsel for the mortgagee may deem necessary to accomplish the same, in default of which Tenant is the ??? appointed Landlord's true and lawful attorney-in-fact to ?? any papers and documents necessary to effectuate the same in the name of Landlord and as the act and deed of Landlord and this authority is declared to be coupled with an int??? and irrevocable. Any such mortgages and instruments given in connection therewith shall provide that Landlord shall not incur, at any time, any personal liability or obligation of any kind whatsoever to the mortgagee other than the ??? of the lien of the first mortgage against the Demised Premises and Landlord's fee title interest therein.

                (b) Provided Landlord receives notice ??? the existence of each such mortgage and the names and ??? of the mortgagees, Landlord shall deliver to each mortgagee a copy of any notice of default Landlord might send to Tenant.

                (c) Landlord may not terminate this Lease by reason of any default of tenant until Landlord shall given each mortgagee:

                     (i)  notice of such default, and

                     (ii) the right to elect to receive a
new Lease of the Demised Premises for a term equal to the then unexpired term of this Lease with the same covenant and conditions as this Lease, such right of election to in effect for thirty (30) days following the expiration of any grace period granted Tenant and to be conditioned upon curing of Tenant's default by such mortgagee.

                (d) If any mortgagee so requests, Landlord shall execute and deliver any reasonable modification ??? Lease not affecting the rent or other sums payable by Tenant hereunder or the length of the Principal Term hereof.

      20.  ADJUSTMENT OF ANNUAL MINIMUM RENT.

                (a) Landlord and Tenant agree that the net minimum rent established under Section ? of this Lease is to be subject to revision, in recognition of the part ??? expectations that long-term economic trends indicate that the real value of the rent provided for herein is likely ??? diminish. Accordingly, it is agreed that such rent shall at intervals of five (5) years, beginning on the sixth (6) anniversary of the commencement of the Principal Term of Lease, be adjusted for the following five-year period, by multiplying the agreed upon present annual net minimum
??? of $30,000 by a fraction, the numerator of which shall be the Price Index on the sixth (6th) anniversary of the commencement of the Principal Term of this Lease and quinquinially????
thereafter, and the denominator of which shall be Price Index at the date of commencement of the Principal of this Lease.

                (b) The term "Price Index" shall refer the official Consumers' Price Index - U.S. Average, all ??? published by the Bureau of Labor Statistics, U.S. Department of Labor (1957 -
1959 - 100).

                (c) If the Bureau of Labor Statistics shall cease to publish such Index, in its present form, and ?? calculated on the present basis, a comparable index or an ?? reflecting changes in the cost of living determined in a ??? manner shall be chosen by agreement of the parties. If parties are unable to agree upon the selection of an app?? index, the matter shall be referred to arbitration under rules of the American Arbitration Association then in effect and the decision of the arbitration shall be final and binding on all parties. Each party shall pay half the expense of such arbitration proceedings.

                (d) However, in no event shall the annual net minimum rent ever be reduced below $30,000.00.

                (e) Whenever such rental shall be required to be adjusted pursuant to the terms hereof, the parties ?? to execute such supplemental documents as may reasonably required to confirm the then current rental to be payable hereunder.

      21. RENT DURING INTERIM PERIOD OF PRELIMINARY TERM. ?? execution of this Lease, Tenant hereby agrees to pay as for the Interim Period of the Preliminary Term the sum of $5,000. Tenant shall have the right and option to extend the Interim Period of the Preliminary Term beyond the or ??? period of five months, as set forth in Section 2(a)(i) a ??? from month to month, but for no more than three months, giving written notice to Landlord prior to the expiration ??? of the then current term of the Interim Period together ??? payment of One Thousand Dollars ($1,000) for each month ?? elects to extend such Interim Period.

      22.  ??????????? THE PAYMENT

                (a) Tenant agrees to pay to landlord ????count of the net minimum rent owing for the thirtieth ?? year of the Principal Term of this Lease, the sum of ?????? which sum shall be paid on the first day of the Construction?? Period of the Preliminary Term.

                (b) Tenant also agrees to pay to Landlord on account of the net minimum rent owing for the twenty-ninth (29th) year of the Principal Term of this Lease, the sum of??? $30,000, which sum shall be paid in twelve, equal, consecutive, monthly installments commencing on the first day of the Construction Period of the Preliminary Term.

      23. STANDARD OF OPERATIONS. Any motor inn which may be constructed by Tenant on the Demised Premises shall ???
constructed and operated under a franchise granted by Shelton??
Inns, Inc. and in accordance with the standards required such franchise agreement; provided, that if Tenant is unable?? to obtain or maintain such Sheraton franchise Tenant shall nevertheless, construct, maintain and operate any such motor inn in accordance with standards substantially similar to those established by sheraton Inns, Inc. as of the date of this Lease. This Section 23 shall be applicable only so long as any mortgage upon the Demised Premises and the improvement?? which may be constructed thereon, created by Tenant and ?? in by Landlord pursuant to Section 19 above, is or remain?? in effect.

      24. FIRE INSURANCE. Tenant hereby agrees to maintain such fire insurance as may be required by any mortgagee ?? the Demised
Premises and any improvements which Tenant may construct thereon.

      25. ASSIGNMENT. Tenant may assign this Lease or ??? the whole or any part of the Demised Premises, from time to time.

      26.  ATTORNMENT.

                (a) If the Landlord shall acquire rights to ?? of the Demised Premises prior to expiration or termination of this Lease, no sublessees shall be disturbed in their possession?? in accordance with the terms of their respective ?? except for such causes as would entitle Tenant to disturb such possession.

                (b) Landlord grants to all sublessees of ??
Tenant the same rights for removal of property, fixtures, improvements as Tenant has pursuant to the terms of this Lease???

                (c) Landlord agrees to execute for ??????? any documents required by sublessees to confirm their rights??
pursuant hereto and appoints Tenant its attorney-in-fact ??? execute the same.

      27. DEFAULT. It is agreed that no default on the part?? of either party shall be deemed to have occurred unless the?? other party shall have given notice of the alleged default ?? and

                     (i) with respect to alleged ?? of rent,
Tenant shall not have remedied such alleged default???? within thirty (30) days after receipt of such notice, and

                     (ii)  with respect to any other alleged
default, the other party shall not have within sixty (60) days after receipt of such notice commenced action to ??? such default and diligently prosecuted such action there??.

      28. NOTICE. Any notices, which either party may ?? or be required to give the other party shall be sent by registered or certified mail, return receipt requested, and all notices so sent shall be deemed duly given when deposited?? in the United States mail, postage prepaid and addressed as?? follows:

                     (i)  To Landlord:    Mr. & Mrs. Thaddeus
                                          915 Bencliff Drive
                                          Alden, New York

                     (ii) To Tenant:      c/o President
                                          1315 South Allen Street
                                          State College, PA. ????

      29. BROKERS COMMISSIONS. Landlord agrees to pay the commissions due any real estate brokers with whom it has ??? and to save Tenant harmless from any such claims.

      30. SHORT FORM. Concurrently with the execution of Lease, the parties hereto shall execute a Short Form Lease?? Tenant shall record said short form at its own cost and expense but, as a condition precedent to the binding effectiveness of this Lease upon Tenant, Landlord shall furnish proof satisfactory to Tenant the Landlord's title is in accordance ??? the covenants of this Lease. If Tenant elects to terminate this Lease pursuant to
Section 9, Tenant shall execute such documents as may be necessary to make this Lease and such Short Form terminated of record.

      31. BINDING EFFECT. All terms, covenants, conditions?? and agreements contained in this Lease shall extend to an??? be binding upon the parties hereto and their respective ???
executors, administrators, successors and assigns.  Neither
Tenant nor any principal of Tenant, whether disclosed or undisclosed, shall have any personal liability with respect to this Lease or the Demised Premises, and if Tenant is in breach or default with respect to its obligations or otherwise under this Lease, Landlord shall look solely to the Demised Premises and the rents, issues and profits to be ??? therefrom, and the building and other improvements and personal property located thereon.

           IN WITNESS WHEREOF, the Landlord has hereunto set his hand and seal and the Tenant has caused this Lease to be executed by its duly, authorized officers and hereto has affixed its common corporate seal the day and year first above written.


Witness: __________________    LESSOR:    _____________________
                                               Thaddeus Zola



_________________________                ______________________
     John Zola                                 Clara Zola


__________________________     LESSEE:    CONSOLIDATED MOTOR INN


Attest____________________                ________________________
           Secretary                                President

Sheraton Inn Buffalo Airport
--------------------------------------------------------------------


                         F.5 GROUND LEASES

                     [Insert Ground Leases]

Sheraton Inn Buffalo Airport



                   F.6 FLOOD INSURANCE RATE MAP

                [Insert Flood Insurance Rate Map]

Sheraton Inn Buffalo Airport
--------------------------------------------------------------------


                      F.7 PROPERTY TAX BILLS

                   [Insert Property Tax Bills]

Sheraton Inn Buffalo Airport
--------------------------------------------------------------------


                        F.8 INDEMNIFICATION

                 [Insert Indemnification Letter]

                          Appraisal of:

                      SHERATON INN LAKESIDE


                        KISSIMMEE, FLORIDA



                              As of:

                          March 31, 1997







                          Prepared For:

                   AIRCOA Hotel Partners, L.P.
                        Special Committee


                          March 1, 1997






                           Prepared By:

                       ARTHUR ANDERSEN LLP
          Hospitality Industry Consulting Services Group

March 31, 1997


Mr. James W. Hire
Hire & Associates
1388 Solitude Lane
Evergreen, CO 80439

Mr. Anthony C. Dimond
Miramar Asset Management, Inc.
617 Veterans Boulevard, Suite 212
Redwood City, CA 94063




Re:      Appraisal of Sheraton Inn Lakeside; Kissimmee, Florida
         As of January 1, 1997

Gentlemen:

As requested, we have completed an appraisal of the fee simple interest in the above-referenced property. The reader is advised that our Firm has not audited, examined, reviewed or applied agreed-upon procedures to the financial data contained in the accompanying report unless specifically noted. We have relied on information, including but not limited to, industry statistics, relevant market, demographic and financial data assembled by us through direct research conducted by our staff, or from secondary sources as well as information provided by you. While these sources of information are generally recognized as authoritative in the field or otherwise considered reliable, we have not audited this information nor do we warrant its completeness or accuracy. The opinion of market value expressed herein is subject to the assumptions and limiting conditions set forth in the body of the accompanying report.

We understand that our valuation will be used to assist you in determining the fair market value for internal purposes and may not be disclosed to a third party without the prior written consent of Arthur Andersen LLP.

Based upon our research and analysis, it is our opinion that the market value of the fee simple interest, including furniture, fixtures and equipment, as of January 1, 1997 is:

                 -- TWENTY EIGHT MILLION DOLLARS
                                                   ($28,000,000)


We appreciate the opportunity to serve you. Please call if you have any questions or if we can be of further assistance.

Very truly yours,

ARTHUR ANDERSEN LLP

/s/ Arthur Andersen LLP

Sheraton Inn Lakeside                                                   Page i


------------------------------------------------------------------------------


                        TABLE OF CONTENTS



SUMMARY OF CRITICAL FACTS AND CONCLUSIONS.................................iii


GENERAL ASSUMPTIONS AND LIMITING CONDITIONS.................................v


CERTIFICATION............................................................viii


A.  INTRODUCTION............................................................1

A.1  SUBJECT PROPERTY IDENTIFICATION........................................1
A.2  OWNERSHIP HISTORY......................................................1
A.3  PURPOSE AND FUNCTION OF THE VALUATION..................................3
A.4  PROPERTY RIGHTS APPRAISED..............................................4
A.5  EFFECTIVE DATE OF THE VALUATION........................................4
A.6  EXPOSURE PERIOD........................................................4
A.7  SCOPE OF THE APPRAISAL.................................................4
A.8  SPECIAL ASSUMPTIONS AND LIMITING CONDITIONS............................5

B.  ANALYSIS OF THE SUBJECT PROPERTY AND ITS MARKET.........................8

B.1  DESCRIPTION AND ANALYSIS OF THE PROPERTY...............................8
   Location.................................................................8
   Legal Description........................................................8
   Land.....................................................................8
   Property Improvements...................................................10
   Property Inspection.....................................................15
   Past Renovation and Capital Requirements................................16
   Property Taxes..........................................................18
   Zoning..................................................................22
B.2  AREA ANALYSIS.........................................................24
   Economic and Demographic Indicators.....................................25
   Employment..............................................................27
   Transportation..........................................................29
   Tourism and Recreation..................................................31
   Convention and Trade Show Market........................................35
   Conclusion..............................................................37
B.3  HIGHEST AND BEST USE ANALYSIS.........................................38
   Highest and Best Use of The Land as if Vacant...........................38
   Highest and Best Use of The Property As Currently Improved..............40
   Conclusion and Reconciliation of Highest and Best Use...................42

C.  ANALYSIS OF COMPETITIVE LODGING SUPPLY AND DEMAND......................43

C.1  COMPETITIVE LODGING SUPPLY............................................43
   Identified Competitive Supply...........................................45
   Additions To Competitive Lodging Supply.................................54
   Other Additions to Supply in the Orlando Lodging Market.................55
   Conclusion..............................................................57
C.2  LODGING SUPPLY AND DEMAND ANALYSIS....................................58
   Overall Demand Trends in the Orlando Lodging Market.....................58
   Lodging Demand in the Identified Competitive Supply.....................60
   Demand Segmentation And Estimated Demand Growth.........................63
C.3  ESTIMATED OCCUPANCY AND AVERAGE ROOM RATE.............................70
   Market Penetration & Average Annual Occupancy...........................70
   Projected Average Daily Room Rate.......................................77

D.  THE APPRAISAL PROCESS..................................................81

D.1  THE COST APPROACH.....................................................81
D.2  SALES COMPARISON APPROACH.............................................82
D.3  INCOME APPROACH.......................................................89
   Historical Financial Performance........................................90
   Estimated Operating Results.............................................93
   Investment Climate Overview............................................104
   Discounted Cash Flow Analysis..........................................105

E.   RECONCILIATION AND FINAL VALUE ESTIMATE..............................108


F.  ADDENDA

F.1  HOTEL  SALES COMPARABLES
F.2  SUBJECT PROPERTY PHOTOGRAPHS
F.3  COMPETITIVE HOTEL PHOTOGRAPHS
F.4  PROPERTY LEGAL DESCRIPTION
F.5  INDEMNIFICATION

            SUMMARY OF CRITICAL FACTS AND CONCLUSIONS

Property Name:                       Sheraton Inn Lakeside

Property Address:                    7769 W. Irlo Bronson Memorial Highway
                                     Kissimmee, Florida 34747

Property Location:                   US-192, Walt Disney World Maingate area

Property Type:                       Two-story, double-loaded, exterior-
                                     corridor, full-service hotel

Number of Rooms:                     651-rooms

Owner of Record:                     Lakeside Operating Partnership, LP

Year-End Occupancy
   1995                              78 percent
   1996 (Estimated)                  84 percent

Year-End Average Rate
   1995                              $48.00
   1996 (Estimated)                  $50.00

Interest Appraised:                  Fee Simple

Land Area:                           1,166,101-square feet (26.77 acres)

Building Area:                       303,428-square feet

Year Completed:                      1973 - 1982

Highest and Best Use:
  Land as though vacant:             Commercial development
  Land as improved:                  Hotel

Date of Valuation:                   January 1, 1997

Date of Inspection:                  November 6, 1996
                                     January 18, 1997








Value Indications (Including Furniture, Fixtures, and Equipment):

                                      $ Amount                 $ Per Room
                                     --------                  ----------

    Cost Approach:                        N/A                        N/A

    Sales Comparison Approach:    $28,000,000                    $43,000

    Income Approach:              $28,020,000                    $43,000
                                   -----------                    -------

    Reconciled Value Indication:  $28,000,000                    $43,000
                                  ===========                    =======

           GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal report is subject to the following general assumptions and limiting conditions:
,
 1. No investigation has been made of, and no responsibility is assumed for, the legal description of the property being valued or legal matters, including title or encumbrances. Title to the property is assumed to be good and marketable unless otherwise stated. The property is assumed to be free and clear of any liens, easements, or encumbrances unless otherwise stated.

 2. Information furnished by others, upon which all or portions of this appraisal are based, is believed to be reliable but has not been verified in all cases. No warranty is given as to the accuracy of such information.

 3. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization has been or can readily be obtained or renewed for any use on which the value estimates contained in this report are based.

 4. Full compliance with all applicable federal, state, and local zoning, use, occupancy, environmental, and similar laws and regulations is assumed unless otherwise stated.

 5. No responsibility is taken for changes in market conditions, and no obligation is assumed to revise this report to reflect events or conditions which occur subsequent to the appraisal date hereof.

 6. The opinion of value is predicated on the financial structure prevailing as of the date of this appraisal.

 7.      Responsible ownership and competent property management are assumed.

 8. Areas and dimensions of the property were obtained from sources believed to be reliable. Maps or sketches, if included in this report, are only to assist the reader in visualizing the property, and no responsibility is assumed for their accuracy. No independent surveys were conducted.

 9. It is assumed that there are no hidden or un-apparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging engineering studies that may be required to discover them.

10. No soil analysis or geological studies were ordered or made in conjunction with this report, nor was an investigation made of any water, oil, gas, coal, or other subsurface mineral and use rights or conditions.

11. Neither Arthur Andersen LLP nor any individual signing or associated with this report shall be required by reason of this report to give further consultation, provide testimony, or appear in court or at other legal proceedings unless specific arrangements therefore have been made.

12. This report has been made only for the purpose stated and shall not be used for any other purpose. Neither this report nor any portions thereof (including, without limitation, any conclusions as to value or the identity of Arthur Andersen LLP or any individuals signing or associated with this report or the professional associations or organizations with which they are affiliated) shall be disseminated to third parties by any means without the prior written consent and approval of Arthur Andersen LLP.

13. The date of value to which the opinions expressed in this report apply is set forth in the opinion letter at the front of this report. Our value opinion is based on the purchasing power of the U.S. dollar as of that date. We have no obligation to update our findings and conclusions for changes in market conditions which occur subsequent to our fieldwork.

14. Our study and report will be based on assumptions and estimates which are subject to uncertainty and variation. These estimates are often based on data obtained in interviews with third parties, and such data are not always completely reliable. Therefore, while our estimates will be conscientiously prepared on the basis of our experience and the data available to us, we make no warranty of any kind that the financial results projected will, in fact, be achieved.

15. Unless otherwise stated in this report, no hazardous material, which may or may not be present on or near the property, was observed. We have no knowledge of the existence of such materials on or in the property; however, we are not qualified to detect such substances. The presence of potentially hazardous substances, such as asbestos, urea-formaldehyde foam insulation, or industrial wastes, may affect the value of the property. The value estimates herein are predicated on the assumption that there is no such material on, in, or near the property that would cause a loss in value. No responsibility is assumed for any such conditions or for any expertise or engineering knowledge required to discover them. The client should retain an expert in this field if further information is desired.

16. This appraisal has been made in conformance with the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation.

17. The allocation in this report of the total valuation among components of the property applies only to the program of utilization stated in this report. The separate values for any components may not be applicable for any other purpose and must not be used in conjunction with any other appraisal.

18. Arthur Andersen consents to including, to the extent required by federal securities laws, a copy of the Appraisal and/or a summary thereof or a reference thereto in the
         Schedule 13E-3 and related proxy statement with the Securities and Exchange Commission by AHP or the Special Committee, provided that Arthur Andersen shall have the right to approve the content of any summary of the Appraisals, such approval not to be unreasonably withheld. Otherwise, this report and parts thereof, and any additional material submitted, may not be used in any prospectus or printed material used in connection with the sale of securities or participation interests in any Public Offering, Securities and Exchange Commission filing, or other public document.

19. Arthur Andersen LLP's maximum liability relating to services rendered under this report (regardless of form of action, whether in contract, negligence, or otherwise) shall be limited to the charges paid to Arthur Andersen LLP for the portion of its services or work products giving rise to liability. In no event shall Arthur Andersen LLP be liable for consequential, special, incidental, or punitive losses, damages, or expenses (including, without limitation, lost profits, opportunity costs, etc.) even if it has been advised of their possible existence.

20. The Americans with Disabilities Act became effective January 26, 1992. We did not make any observations or interpretations on compliance with the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since we have no direct evidence relating to this issue, we did not consider possible non-compliance with the requirements of ADA in estimating the value of the property.

21. The financial forecasts presented are included solely to assist in the development of the value conclusion presented. These presentations do not include all disclosures required by guidelines established by the American Institute of Certified Public Accountants for t the presentation of a financial forecast. The actual results may vary from the forecasts, the variations may be material. In accordance with the terms of the engagement, this report and the accompanying forecasts are restricted to internal use and may not be shown to any third party for any purpose, without prior approval from Arthur Andersen LLP.

                          CERTIFICATION

We certify that to the best of our knowledge and belief......

--     the statements of fact contained in this report are true and correct.

-- the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, unbiased professional analyses, opinions and conclusions.

-- we have present no prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

-- our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

-- Sheila Bjornstad and EJ Park, made personal inspections of the property on November 6, 1996. David Randell made a personal inspection on January 18, 1997.

-- As of the date of this report, David Randell, MAI, CCIM has completed the requirements of the continuing education program of the Appraisal Institute.

-- our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Supplemental Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation.

-- the use of this report is subject to the State of Florida relating to review by the Real Estate Affiliation subcommittee of the Florida Real Estate Commission, as well as the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

-- neither all nor any part of the contents of this report (especially any conclusions as to value or the identify of the appraiser) shall be disseminated to the public through advertising media, public relations media, news media, sales media, or any other public means of communication without the prior written consent and approval of the undersigned.

-- this appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.


       Respectfully submitted,


                                               David Randell, MAI, CCIM
                                               State Certification No.0001184

                         A. INTRODUCTION


A.1  SUBJECT PROPERTY IDENTIFICATION

The Sheraton Inn Lakeside is comprised of detached lodging buildings containing a total of 651 rooms. The property was developed in various stages beginning in 1973 when the first 200 rooms were completed. The last phase was completed in 1982. In addition tot he rooms, the hotel has two restaurants, two pools and a small meeting area. The property contains 26.77 acres and fronts along US-192 (Irlo Bronson Memorial Highway), about two miles from Walt Disney World. A more detailed description is discussed in section B.1. Description and Analysis of the Property.

Property Address:                       7769 W. Irlo Bronson Memorial Highway
                                        Kissimmee, Florida 34747

Tax Reference:                          Account # R032527-000000110000
                                        Account # R032527-000000960000
                                        Account # R032527-000000190000

Deed Reference:                         03-25-27-0000-0019-0000
                                        03-25-27-0000-0096-0000
                                        03-25-27-0000-0011-0000

Current Owner of Record:                Lakeside Operating Partnership, LP


A.2  OWNERSHIP HISTORY

The Lakeside Operating Partnership, L.P. is a limited partnership established as the ownership entity of the subject property. AIRCOA Hotel Partners, L.P. (the Partnership) is a publicly-traded limited partnership formed to acquire, own and operate hotel properties and holds a 99 percent limited partner interest in the Lakeside Operating Partnership, L.P. AIRCOA Hospitality Services, Inc., which is a wholly-owned subsidiary of Richfield Hospitality Services, Inc., holds a one percent general partnership interest in both the Partnership and in the Lakeside Operating Partnership,

L.P. This hotel was developed and has been owned by an AIRCOA-related entity since inception in 1973.

A.3  PURPOSE AND FUNCTION OF THE VALUATION

The purpose of this report is to estimate the market value of the fee simple estate in the subject property. Arthur Andersen LLP has been engaged by the Special Committee of AIRCOA Hotel
Partners, L.P. (AHP) for the purpose of assisting them in assessing the value of the individual properties owned by the partnership.

As used herein, market value is defined as1:

         "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of the sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

         a.       buyer and seller are typically motivated;

         b. both parties are well informed or well advised, and acting in what they consider their best interests;

         c.       a reasonable time is allowed for exposure in the open market;

         d. payment is made in terms of cash and United States dollars or in terms of financial arrangements comparable thereto; and

         e. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

This appraisal has been prepared in compliance with the Appraisal Standards Board requirements and is a self-contained appraisal report. The report contains all information significant to the solution of the appraisal problem and reports all significant date in comprehensive detail.


--------------
1 Uniform Standards of Professional Appraisal Practice, Appraisal
  Foundation, 1990 Edition.

A.4  PROPERTY RIGHTS APPRAISED

The property rights appraised are the fee simple ownership of the land and improvements, including the furniture, fixtures, and equipment.


A.5  EFFECTIVE DATE OF THE VALUATION

The effective date of this value estimate is January 1, 1997. The property was inspected by Sheila Bjornstad and EJ Park on November 6, 1996. David Randell made an inspection on January 18,
1997.


A.6  EXPOSURE PERIOD

Exposure period refers to the amount of time which a property would have been on the market prior to the date of appraisal for it to sell at the appraised value. The current marketplace has been characterized by illiquidity and capital restraints, particularly on the part of banks. The volume of transactions of hotel properties diminished in 1991 and 1992, and there was less investment and development activity in the marketplace. Since then, however, the markets have shown improvement and there has been a significant increase in sales activity. Most of the investors with whom we have spoken agreed that an exposure period of between six months and one year would be sufficient in order to maximize the price for a property such as the subject.


A.7  SCOPE OF THE APPRAISAL

As part of this assignment, the appraisers made a number of independent investigations and analyses. In conducting our investigation, various governmental planning agencies, the Convention and Visitors Bureau, and the local Chamber of Commerce were contacted for demographic data, land policies and trends, and growth estimates. Neighborhood data were supplemented by physical inspection of the defined area. Information regarding zoning, utilities, and other limitations on site utilization was obtained through the appropriate government agencies. Both the site and the surrounding area was inspected to determine suitability for hotel use. All phases of the local lodging market were analyzed for past trends and current data. Estimated income and occupancy levels, expenses, and income structures are based upon this market evidence.

A diligent search for comparable sales transactions was conducted, and information was obtained from both public and private sources. In the case of comparable sales data, attempts were made to contact the buyers or sellers or other knowledgeable third parties to verify that the transactions were at arm's length, cash equivalent, and market reflective. The sales comparison approach was employed, however, we did not place much reliance on it but used it as a test of reasonableness. The cost approach was not utilized as it is considered to have limited reliability due to the difficulty in estimating the significant depreciation and external obsolescence present at the subject Sheraton Inn Lakeside. The income capitalization approach was given primary emphasis as there was sufficient data for its application and because it reflects the typical investor's behavior.


A.8  SPECIAL ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal is subject to the following special assumptions and limiting conditions.

1. The Orlando lodging market has over 84,000 hotel/motel rooms and most major US franchise affiliations already have significant representation. For example, there are over 15 Ramada Inn Hotels in the Orlando area. Such a high representation in the market area limits the competitive benefit that may accrue to any hotel through affiliation. On the other hand, the subject hotel is currently only one of three Sheraton Hotels in the Orlando market area. The low number of Sheraton hotels in the market is a competitive advantage for the subject hotel enabling it to achieve a higher percentage of demand generated by the reservations system than many other hotels which are affiliated with other "well-represented" brands.

2. In the early 1990s, tourism travel to Florida decreased significantly as a result of highly publicized acts of crime and violence to foreign tourists. Over the last two years, international tourism has rebounded, supporting growth for lodging demand in the Orlando market area. However, the possibility of renewed crime and its impact on tourism is a real threat to the Orlando market area. We have not considered the impact of such an event in our projections.

3. This analysis is based on owner-provided physical description of the improvements. Any determination of building size or other physical characteristics contrary to the assumptions may impact the value conclusions report.

4. This appraisal and the value estimates set forth herein place significant reliance upon operating information provided by the property owner. All owner-provided materials have been presumed to be accurate. Significant differences in the historical performance of the subject property, relative to that indicated in the financial statements and other information provided to use, could influence the value estimates and conclusions provided herein...

5. Because of the current occupancy level of the subject property, our guest room inspection was limited to room availability/. For instance, a sample of each type of lodging unit (selected by management) was inspected. We have assumed the elements of the property inspected are reasonably representative of any property components not seen or not inspected in detail.

6. We have necessarily relied upon information provided by management with regard to certain descriptive information. For instance, we have assumed that management's estimates of building size, ages, etc. are accurate.

7. The analysis and value estimates set forth herein are based upon the underlying assumption that AIRCOA Hotel Partners, L.P., or alternative comparable management group, continues to control and manage the subject property, but that the subject property is operated as an individual hotel, and would not benefit from the cost reduction associated with shared management and marketing of a portfolio of hotels.

8. The subject site comprises three parcels of adjoining land. The largest parcel of the three contains a majority of the hotel's improvements. The two secondary parcels are currently vacant. The smallest parcel is a narrow strip of land that is improved with an access road that leads to a dead end. The larger of the two secondary parcels is approximately two acres in size and fronts Irlo Bronson Memorial Highway (US-192). This parcel could be considered excess land as a number of development options are possible including: expansion of the current improvements, development of a new convention center, or sale to a third party (most likely to a chain-affiliated restaurant).

         However, management indicated that no immediate plans are in place for expansion and/or development of this parcel. An expansion of the hotel or development of additional meetings facilities has not been considered by management due to the uncertain beneficial aspects of expanding the current property. Management has also indicated that a sale to and development by a third party is likely to have a negative impact on the existing property. As this parcel fronts US-192, development by a third party will significantly decrease the visibility of the Sheraton Lakeside Inn from the main road. Due to current zoning regulations, management will not be able to increase signage. Furthermore, a development by a chain-affiliated restaurant will likely result in strong competition for the subject hotel's restaurants and may attribute to a significant drain on the hotel's food and beverage revenues.

         Due to the assumed negative impact on property value of the above mentioned options, we have not ascribed additional value to the excess land.

9. This appraisal report was prepared by Sheila Bjornstad, Thomas McConnell, and EJ Park.

        B. ANALYSIS OF THE SUBJECT PROPERTY AND ITS MARKET

This section of the report presents a description and analysis of the subject property's location, improvements, physical condition, need for capital expenditures, property taxes, and zoning. In addition, this section of the report presents a review of the subject's market area and an analysis of the property's highest and best use.


B.1  DESCRIPTION AND ANALYSIS OF THE PROPERTY

LOCATION

The subject of the appraisal is a 26.77-acre parcel of land that is improved by a 651-unit hotel. The property, built in phases (1973-1982) and known as the Sheraton Inn Lakeside, is located on the west-side of Kissimmee, Florida, along US-192 also known as Irlo Bronson Memorial Highway. The subject hotel is located approximately two miles west of Interstate 4 (I-4) and 10 miles west of the Florida Turnpike. The street address of the property is 7769 W. Irlo Bronson Memorial Highway (US-192), Kissimmee, Florida.


LEGAL DESCRIPTION

A detailed legal description is provided in the addenda of this report.


LAND

Size and Configuration: The subject site is irregular in shape and contains 1,166,101 square feet (sq.ft.), or 26.77-acres including two adjoining parcels. The subject comprises three parcels of land; Parcel one contains much of the subject's improvements and is the largest lot. Parcel two is adjacent to the larger parcel and is currently vacant. Management had proposed to build a conference center on the vacant lot but no immediate plans are in the pipeline. Parcel three is the smallest of the three lots and is improved by a vacant access road. The road leads to a dead-end as parcel two is currently vacant.

Frontage and Accessibility: The subject has frontage on US-192, also known as the Irlo Bronson Memorial Highway which is a four-lane divided roadway. US-192 is the primary east-west thoroughfare accessing Kissimmee and Osceola Counties. The property is located at the corner of Foromosa Garden Boulevard, directly across from Amazing China, a theme park. Along US-192, Walt Disney World Resort Maingate is approximately 1.5 miles east of the subject property. Interstate 4 is a major artery that leads to Orlando to the north and Tampa to the south. Access to I-4 is located approximately two miles to the east of the property.

Topography: The subject site is generally level with a slight downward slope to the west into an adjoining four-acre lake.
Reportedly, the ownership of the Black Lake extends into about one-half way.
Management offers paddle boat rentals on Black Lake

Floodplain: The subject property is categorized as Flood Zone A. Flood Zone A is defined as 105 feet above sea level. Approximately 40 percent of the subject parcel is below a flood zone. There is an area of the parking lot behind the tennis courts and where the buildings 8 and 15 meet. The storm-drains in this area overflow approximately 20 to 25 times per year after particularly heavy storms. This takes about one day to drain. Management indicated that the reason for the flooding is due to the elimination of a drainage ditch that was eliminated with the development of the adjoining property. According to management, the drainage problem can be eliminated with the construction of a new drainage ditch. The flooding does not encroach upon the buildings past the parking lot level. As a result, this does not seem to cause any damage to the structural foundation of the buildings. Please refer to the flood plain map attached.

Utilities and Public Services: Utilities are available to the site including public gas, water, sewer, telephone, and electricity. Gas is provided by People's Gas. Water and sewage is provided by Kissimmee Utility Authority.
Electricity is provided by Florida Power.

Easements and Encroachments: Typical utility and access easements exist through the subject site. We are not aware of any easements which negatively impact the subject.

Development on Neighboring Sites: The subject parcel contains a lake called the Black Lake that is approximately four acres in size. The northwest side of the parcel has frontage to the Black Lake. Amazing China, a theme park is located directly across US-192 from the subject hotel. To the southeast side of the subject hotel, there is a driving range. The subject hotel has frontage to US-192 which is densely populated by hotels, motels, restaurants and other retail shops. The Irlo Bronson Memorial Highway is a highly developed commercial and lodging market due to the location near the Disney Maingate entrance that has commercial and direct access from US-192.


PROPERTY IMPROVEMENTS

General

The Sheraton Inn Lakeside comprises 15 separate lodging buildings and a commercial building that houses restaurants, lobby, guest services, a gift shop, and a meeting room. All the guest room buildings are two-story structures with exterior corridors. The hotel was originally built in 1973 as a 200-room property (Buildings 1, 2, 3, 4, and 5 and the commercial building) and expanded in three additional phases. The remaining phases were developed as follows:

       1977     -        100 rooms (Buildings 6 and 7)

       1980     -        176 rooms (Buildings 8, 9, 14, and 15)

       1982     -        176 rooms (Buildings 10, 11, 12, and 13)

       1987     -        1 room converted to storage

          The commercial building was expanded and renovated in 1989.

          Guest Rooms

          At present, the hotel contains 651-guest room units, of which 49 rooms are king-bedded rooms. Double-double bedded units account for approximately 93 percent of the total inventory. This is due to a high percentage of families traveling with children. The following table details the number of rooms by type of rooms.

----------------------------------------------------------------------
     Current Room Configuration of the Sheraton Inn Lakeside

          King Rooms                                       49
          Double-Double Rooms                             602

          Total Number of Rooms                           651
----------------------------------------------------------------------

          The guest rooms are in relatively good condition and have benefited from on-going renovations. TVs were replaced in 1995 and refrigerators and in-room-safes are currently in the process of being replaced. All rooms are equipped with individually-controlled HVAC units, coffee makers, voice mail, on command video, and electronic door locks.

          Food and Beverage Outlets

          The subject hotel contains four food and beverage (F&B) restaurant outlets. All of the restaurant outlets were renovated in 1989. Hurricane Sam's Bar can seat 42 people and is open from 5:00 PM. The carpet was replaced in 1995. The bar includes a pool table and gives the ambiance of a sports bar. Aruba's Island Grill is a Caribbean-themed restaurant that serves only dinner. This outlet, which overlooks Black Lake, can seat up to 100 people. This restaurant was re-carpeted in 1996 and appears to be in good condition. The section of the restaurant that overlooks the lake used to be an outer deck that was incorporated into the restaurant with scenic windows and parquet wood flooring. The Greenhouse is a 275-seat, buffet-style restaurant open for breakfast and dinner. The restaurant flooring is a combination of quarry tiles and carpet. The tiles are scheduled to be replaced in 1997 with ceramic porcelain tiles. Two pool-side Gazebo bars serve refreshments and snacks and are seasonal.
The Corner Market is a combination of a deli and mini-market. A Pizza Hut Express franchise is operated within the Corner market and is available for take-out or in-room delivery.

          Meeting and Banquet Space

The property contains approximately 1,560-square feet of dedicated meeting space in one room. This room was constructed in 1989 as part of the expansion of the commercial building. The
Waterfront Room is in relatively good condition.

-----------------------   ------------- -------------------- -----------------
     Meeting Room or       Location/       Number of              Square
      Ballroom Name          Floor         Divisions              Feet
-----------------------   ------------- -------------------- -----------------

  The Waterfront Room        1                    2
                                                                   1,560

-----------------------   ------------ -------------------- ----------------
  Total Meeting Space        1                    2
                                                                   1,560
-----------------------   ------------ -------------------- ----------------

Recreational Facilities

The subject hotel is placed around three pools, two of which are heated. In addition, there are two children's pools, two playgrounds, two electronic game rooms, four lighted tennis courts, an 18-hole miniature golf course, and paddle boat rides on Black Lake. Beach volleyball and basketball courts are also available on the property.

Parking Lot

Surface parking is available throughout the property and contains a total of 750 parking spaces. The parking lot was resealed in 1995, and is in a relatively good condition. A portion of the parking lot, an area in front of buildings 8 and 15 gets flooded after heavy storms. A more detailed description is given in the Floodplain section of the report.

Other Services

The subject Sheraton Inn Lakeside offers the following services as part of the amenities offered at the Hotel. A high percentage of families with children make the following amenities invaluable: Herbie Kids Program is available for hotel guests which provides supervised activity and entertainment for children; same day film processing; rental cars; video camera rental; and admission tickets for near-by attractions are available for sale at the Guest Services desk in the reception area. The hotel provides scheduled free shuttle transportation to Walt Disney World Theme Park to all hotel guests. Twenty four hour valet service for dry cleaning and laundry as well as two coin-operated guest laundry rooms, each with six units, are available.

 Structural Systems:

       Floor-Area Ratio:   0.26


       Floors:             Guest room Buildings: 2 Floors
                           Commercial Building: A combination of 1 and 2 Floors


       Foundation:         Poured concrete footings


       Building Frame:     Masonry Block and reinforced steel center beams


       Roofing System:     Built-up asphalt with rock ballast


        Exterior Walls:    Plaster, plate glass, and store front panel windows

Mechanical Systems:

     HVAC System: All the guest rooms have individual through-the-wall heating and air-conditioning units. These General Electric models are a combination of heat pump and electrical units that are more energy efficient than older models. The commercial building has 20 roof-top HVAC units. These Carrier brand air conditioning units are standard electric heat prototype. The following summarizes the boilers that support the hot water system.

  Boilers:
         --  Guest Rooms:                     Two Teledyne Larrs boilers
                                              Four Rudd boilers
                                              Two Lochinvar boilers

         --  Meeting and Public Space:        One Glashield boiler
                                              One Rheem boiler
                                              Two Teledyne Larrs boilers
                                              Three Weben boilers


     Fire Protection System: All guest-room and public areas are fully sprinklered. Heat and smoke detectors are hard-wired in all guest-rooms and public area. Each room has one smoke detector and two sprinkler heads. One sprinkler head is in the bathroom and the other over the vanity.

     Plumbing: Domestic water is provided by Kissimmee
     Utility Authority directly to the hotel via an eight inch water main located in the commercial building.

     Electrical System: Service is provided via five 7,000 volt transformer vaults owned by Florida Power. Transformers are located throughout the property. There are no emergency generators located on the property. An uninterrupted power supply supports computers and 52 terminals.

      Interior Finishes:

          Floor Coverings:

              Lobby:              A combination of carpet and tile

              Meeting Rooms:      A combination of carpet and tile

              Guest Rooms:        Carpet

              Corridors:          Individually poured concrete floor slabs


      Walls and Partitions:

             Lobby:                   Sheetrock/vinyl/paint

             Meeting Space:           Sheetrock/vinyl/paint

             Guest Rooms:             Sheetrock on metal studs with wall vinyl

             Corridors:               Sheetrock on metal studs with wall vinyl

PROPERTY INSPECTION

We completed an in-depth tour of the property's physical plant including 1) the property exterior and parking lot; 2) the public space, lobby, meeting space, and food and beverage facilities; and 3) the back-of-the-house space including kitchens, storage rooms, housekeeping, laundry, administrative offices, and mechanical and electrical equipment.

Renovations to the subject property were underway in various stages at the time of inspection. These renovations included, but were not limited to, guest-room soft goods, replacement of wall lamps, guest-room walls, in-room-safes, in-room refrigerators, painting of the exterior columns, and landscaping. The roofing was under final stages of being approved for major renovation. A Teine Lock electronic lock systems were installed in 1993.

We toured three guest rooms (343, 507, and 742) that reflect different phases of renovation. The hotel is undergoing a soft good renovation in both renovated and unrenovated rooms that were toured. Due to the high level of humidity, moldiness has historically been a problem at the subject property. Some wall vinyl was pealing, curling, and staining due to the mildew. Management is in the process of replacing the wall vinyl with a mold-resistant textured wall treatment. The individual HVAC units emit condensation which leaks across the concrete guest room walkways. Over the years, this leakage has resulted in the erosion of the concrete slabs which is unattractive. This erosion does not appear to present a hazard.

In addition, there are 21 exterior stairwells in guest room buildings and two in the commercial building. The walkways connecting the different buildings are poured concrete slabs supported by corrugated metal buried in concrete. The exterior columns were repainted in early 1996 and landscaping program was on-going.

PAST RENOVATION AND CAPITAL REQUIREMENTS

The following section covers some of the major renovation programs at the subject Sheraton in the past three years. The subject property underwent a significant renovation in 1993 that included the upgrade of much of the existing facilities.

Mattress springs were rebuilt in 1995 and 1996 and this reconstruction should extend the life of each mattress for another four to five years. Management indicated that this process helps to extend usage at a third of the cost of purchasing new mattresses. Carpet for the 176 guest rooms in the four buildings (these four buildings were excluded from the 1993 renovation as they were built in 1982) were replaced in 1996.

Wall lamps were currently in the process of being replaced with bedside lamps. The guest room wall vinyl was in the process of being treated to fight moldiness and brighten the room. Exterior columns have been repainted in early 1996. One hundred poolside/lakeside rooms are scheduled for renovation in 1997. These rooms show signs of wear and tear due to higher usage as they are in higher demand. The soft goods in the guest rooms, including bed covers and drapery are scheduled for replacement.

The parking lot was resealed in 1995 and is scheduled to be resealed in 1997. A master plan to replace the roofing for the buildings is in the process of being approved. The commercial building roof is planned to be replaced in 1997. Building 15 and the laundry building's roofs were replaced with three-ply, hot mopped asphalt in 1995. The current roofs are built-up asphalt with rock ballast.

-------------------------------------------------------------------------------
         Historical and Budgeted Capital Expenditure
                    Sheraton Inn Lakeside

                  1993         1994         1995        1996      1997 Budgeted

Rooms &
Corridors     $1,126,868      $32,404     $31,375     $575,915     $695,725

Public Areas      22,331        5,603      67,965       84,160      232,300

Back of House     46,960      397,479      10,721      155,139       69,294
                  ------      -------      ------      -------       ------

Total          $1,196159     $435,486    $110,061     $815,214     $997,319

% of Revenue        8.7%         3.5%         0.9%         6.1%        7.0%
--------------- --------      ----------    --------    -------    ---------
Source: Richfield Management

Reserve for replacement of FF&E on the basis of management contract is four percent. We have assumed capital expenditures of $940,000 in 1997 and $370,000 in 1998 above and beyond the assumed annual reserve of four percent. This estimate is assumed to bring the property to a level where it can effectively maintain and achieve the operating performance estimated. Based on our inspection of the property, we believe that the property is in need of replacing roofs of all but two buildings (laundry building and building 15). We have assumed that the replacement will occur during 1997 and 1998. 200 new toilets were replaced in 1996 and additional toilets are assumed to be installed by 1998. The guest room wall treatment is assumed to be finished in 1997. The additional $1.3 million capital expenditure during 1997 and 1998 is assumed to cover the above costs and maintain the subject's competitiveness in the market.

PROPERTY TAXES

The subject property is under the taxing jurisdiction of Osceola County Taxing Authority. Real estate taxes are assessed on a calendar year basis and are payable annually. Personal Property taxes (furniture, fixtures, and equipment) are also assessed on a calendar year basis and are payable annually. Other taxes include a Business Occupational Tax, Fire and Rescue
(FR) Funding Tax, Intangible Tax, and the US-192 Beautification Tax. If the taxes are paid in the December of the tax year, the hotel receives a four percent discount on the taxes billed. We have assumed that the management will take advantage of this discount throughout the projection period.

Real Estate Taxes

   Taxing Jurisdiction:                   Osceola County

   Tax Account Number:                    R032527-000000110000
                                          R032527-000000960000
                                          R032527-000000190000

   Current Tax Year:                      January 1, 1996 to December 31, 1996

   Tax Rates Established:                 The current tax rate was established
                                          in 1995 with no increase in 1996 and
                                          the rate increase is expected to be
                                          minimal in 1997.

   Current Tax Rate:                      $17.3785 per $1,000 of assessed value.

   Assessments Established:               The assessed value of the hotel for
                                          tax purposes is assumed to be 100
                                          percent of market value.

   Reevaluations:                         The market value of the property is
                                          reassessed every year. Commercial
                                          properties are appraised
                                          annually utilizing the income
                                          approach. Based on the operating
                                          performance of the subject hotel,
                                          the value will fluctuate to
                                          reflect both positive and negative
                                          growth. The sales comparison
                                          approach is taken into consideration
                                          with more emphasis on the
                                          income approach.

The following table illustrates the computation of the real estate taxes for the last three years.

---------- --------------- -------------- ---------------- ---------------------
  Year          Assessed    Tax Rate            Real              4% Discount
              Value                       Estate Taxes          to Taxes
---------- --------------- -------------- ---------------- ---------------------

  1994                      17.3085                               not taken
           $24,751,677                        $428,424
  1995                      17.2745                                $400,635
            24,158,631                         417,328
  1996                      17.3785                                 404,209
            24,228,247                         421,051

---------- ------------    ------------     ----------------  -----------------
 Source: Tax Appraiser's Office

 In the State of Florida, real estate taxes are eligible for a four percent discount if the bills are paid by the December of the tax year. Based upon our interviews with management, we have assumed that the subject hotel will continue to take advantage of this discount in the projection period.

The projected property taxes reflect the estimated operating results of the Sheraton Inn Lakeside. The tax rate has changed at a compound annual rate of .02 percent from 1994 through 1996. On the basis of this, we have assumed the tax rate to remain at its current rate over the projection period and is increased at an inflationary rate. The property value is reassessed every year and is influenced by the hotel's operating performance. We have assumed an increase and then a decrease in the property's assessed value over the projection period. This is based on the anticipated market conditions and increased demand that will largely drive the hotel's revenues. With the strong market conditions expected in the next three years to come, we have estimated an increase of five percent increase in the assessed value in 1997, 2.5 percent in 1998 and 1999. In years 2000 and 2001, assessed value was estimated to decrease by two percent due to relatively moderate projected market conditions.

Personal Property Taxes

  Taxing Jurisdiction:     Osceola County

  Tax Account Number:      P0000-7608-000000

  Current Tax Year:        January 1, 1996 to December 31, 1996

  Tax Rates Established:   The current tax rate had been established
                           in 1995 with no increase in 1996 and the rate increase in 1997 is expected to be minimal.

  Current Tax Rate:        $17.3785 per $1,000 of assessed value.

  Assessments Established: The assessed value for tax purposes is assumed to be 100 percent of market value.

  Reevaluations:           The market value of the property is reassessed
                           every year.


The following table illustrates the computation of the personal property taxes for the last three years.

--------- ---------------- ------------- ---------------- ---------------------
 Year         Assessed         Tax Rate        Real              4% Discount
            Value                        Estate Taxes          to Taxes
--------- ---------------- ------------ ----------------- ---------------------

 1994      1,918,057          17.3085     $33,199               not taken

 1995      2,202,851          17.2745      34,598               $33,214

 1996      1,797,393          17.3785      32,236                29,987


--------- ---------------   -----------  ---------------- --------------------
Source: Tax Appraiser's Office

As with property taxes, in the State of Florida, personal property taxes are eligible for a four percent discount if the bills are paid prior to the December of the tax year.
Based upon our interviews with management, we have assumed that the subject hotel will continue to take advantage of this discount in the projection period.

The subject hotel files a return every year with the Tax Appraiser's Office of the self-assessed value of all tangible and personal property. The Personal Property department of the tax authority calculates the taxes due based on this filed value. The assessment is made every year. The tax rate has changed at a compound annual rate of .02 percent from 1994 through 1996. On the basis of this, we have assumed the tax rate to remain at its current rate. We have assumed an increase and then a decrease in the personal property's assessed value much like that of the real estate's value change over the projection period.

With the strong market conditions expected in the next three years to come, we have estimated an increase of five percent increase in the assessed value in 1997, 2.5 percent in 1998 and 1999. In years 2000 and 2001, assessed value was estimated to decrease by two percent due to relatively moderate projected market conditions.

OTHER TAXES

The property is subject to four other taxes: FR Taxes, Business Occupational Tax, Intangible Tax, and the US-192 Beautification Tax. These taxes are levied on annual basis and each tax has different tax rates. FR Taxes are levied annually on vacant or improved land and it is a funding for fire and rescue. The rates for FR Taxes are $16.50 per acre in 1996. There were no increase in rates between 1995 and 1996, and the rate was raised in 1995 by 18 percent over the 1994 rates. According to the Special Assessment Division of the Tax Appraiser's Office, minimal increase is expected in 1997.

Business Occupational Tax is a set-amount, license fee that is levied on the number of hotel rooms and each F&B outlet. This is an annual tax whose taxing authority is the Department of Business and Professional Regulation, Division of Hotel and Restaurants in Tallahassee. Intangible Tax is another annual tax that is levied on the total dollar amount of Loans, Notes, and Account Receivable that the hotel holds. The rate for Intangible Tax is .002 percent of the total amount.

In 1996, the local Beautification Tax was established to fund aesthetic improvements along the US-192 corridor. This is a 20-year project with multiple phases that is funded by a tax imposed on commercial and retail property owners along US-192 to support improvements. The US-192 corridor has been zoned into five areas that will be taxed at varying levels.

Currently, the taxes that are levied for the US-192 Beautification Tax are for Phase 1 Capital and Phase 1 Maintenance. Phase 1 Capital is the funding necessary to redesign the area, construct new signage, install tropical landscaping, and place brick sidewalks in the area. Phase 1 Maintenance is the funding needed to maintain these facilities. Due to the longevity of the project, the assessment division was unable to provide us with specific rates going forward as 1996 is the first year for this tax. The master plan is anticipated to be worked out over the next two years.

In projecting forward, we have estimated the Other
Taxes by assuming the current tax rate throughout the projection period. The Other Taxes are calculated in the same manner that the real estate and personal property taxes are calculated. As indicated earlier, the income approach is utilized in estimating the assessed value.

ZONING

The subject hotel is currently zoned as an Agricultural Conservation/Tourist Service Center (AC/TSC). The technical zoning is a hybrid that designates the area with TSC use on an AC zone. The TSC zoning includes hotels, motels, restaurants, gift shops, and timeshare developments. The AC/TSC is a conditional use, which entails that change in use must be approved by local government.

Restrictions and Requirements

There are no apparent limitations to the building area or height of structures within the TSC zoning ordinance. However, the TSC zoning designation is subject to conditional use limitations. As indicated earlier, developments planned on conditional-use properties require review and recommendation by the Planning Commission and must be approved by the Board of County Commissions.

The following summarizes the restrictions and requirements that the subject Sheraton Inn Lakeside must conform to under its existing zoning.

          - Land area of not less than 3.5 acres;

          - Building setback lines from US-192 not less than 50 feet unless greater setbacks are required by State law or by other local ordinances and resolutions;

          - Open spaces between the right-of-way of all other thoroughfares and building setback lines shall not be less than 25 feet;

          - Open spaces between adjacent property lines and building setback lines shall not be less than 25 feet; and

          - Over-development of the landscape with buildings, structures and paving is not permitted.

          On the basis of the zoning code, the property site plan, our physical inspection of the subject property, and discussions with local zoning representatives, the property appears to be in conformance with all general and specific zoning requirements.

B.2 AREA ANALYSIS

The Area Analysis provides information on market conditions as they currently exist in the Kissimmee/Orlando area. Economic and sociological trends provide insights relating to the strength of the local market area; a review of such trends has been completed to direct and support our estimates of future market growth in the lodging industry.

The following section of the report outlines general trends in the market. We consulted with the Chamber of Commerce, Convention and Visitors Bureau, and other local sources for much of the following information. When possible, information was verified directly from the primary sources.

The subject hotel is located in Kissimmee, Florida. The subject's lodging market is near Walt Disney World's Maingate and is one of the Orlando's primary lodging submarkets. Interstate 4 connects Kissimmee to Orlando and the other two important lodging submarkets; Lake Buena Vista and International Drive. Kissimmee is located in Osceola County.

The Orlando MSA comprises: Orange, Osceola, and
Seminole Counties and includes the City of Orlando. Orlando MSA covers approximately 2,558 square miles (sq.mi.) in Orange (910 sq.mi.), Seminole (298 sq.mi.), and Osceola (1,350 sq.mi.) Counties. Orlando is located 135 miles south of Jacksonville, 85 miles northeast of Tampa, and 185 miles north of Miami. The physical and economic forces that have historically shaped the Orlando market includes the presence of Walt Disney World, Sea World, Universal Studios, and other tourist attractions. Originally an agricultural area, Orlando began diversifying in 1956 when the predecessor of the Martin Marietta corporation opened a defense plan and brought 11,000 skilled employees to the area. The most significant economic impact occurred in 1971 when Walt Disney World opened.

ECONOMIC AND DEMOGRAPHIC INDICATORS

This section summarizes historical trends in several key economic and demographic indicators in the Kissimmee market area. The following table presents historical trends in population, retail sales, eating and drinking sales, and median household effective buying power.

--------------------------------------------------------------------------------
                       Summary of Economic and Demographic Statistics
                            For the Subject Hotel's Market Area
                                                                    CAG (1)
                                     1990               1995       1990-1995
                                     ----               ----       ---------



 Population (000's)
           Osceola County           111.8              138.5         4.4%
           Orlando MSA            1,104.8            1,416.7         5.1%

           Florida                  13,218.3           14,348.1      1.7%

           United States           250,812.0          264,900.9      1.1%


 Retail Sales ($000's)
           Osceola County       $866,824         $1,439,914          10.7%

           Orlando MSA         9,895,768         15,104,519          8.8%

           Florida           105,303,987        145,664,914          6.7%

           United States   1,807,182,519      2,355,241,609          5.4%


 Eating & Drinking Sales
 ($000's)
           Osceola County     $160,689           $238,772            8.2%

           Orlando MSA       1,240,059          1,856,279            8.4%

           Florida          11,008,331         14,261,133            5.3%

           United States   182,107,195        241,780,257            5.8%


 Median Household Effective
 Buying Income (EBI)
           Osceola County     $20,621            $28,483                6.7%

           Orlando MSA         28,067             32,933               3.2%

           Florida             25,914             29,664               2.7%

           United States       27,912             32,238               2.9%


 Source:  Sales and Marketing Management, Survey of Buying Power.
 Note:  (1)  Compound Annual Growth
--------------------------------------------------------------------------------

 Population

Population growth has been exceptional within the Orlando MSA since the opening of Walt Disney World on October 1, 1971. Between 1970 and 1980, the population increased by 54.5 percent and increased another 69.7 percent between 1980 and 1993. The tremendous growth has fueled and supported the growth in service businesses. The growing presence of movie studios is also cited as the reason for recent growth in the economy. The compound annual growth (CAG) in the Orlando MSA population between 1990 and 1995 was 5.1 percent. Population projections by Woods and Poole Economics, Inc. indicate that as the Orlando economy begins to mature and broaden, the growth rate is expected to moderate over the next three years to a rate of about 2.5 percent. As population growth rate declines, regional labor supply tightens and service-dependent businesses may compete for fewer available people. On a positive note, infrastructure capacity may not be as heavily taxed as it develops on a more concurrent basis with the slower growth in population.

Growth of the population in Osceola County has been slightly lower than that of the MSA as a whole. Between 1990 and 1995, population in Osceola was 4.4 percent (compared to the Orlando MSA at 5.1 percent). This growth; however, is significantly higher than that of Florida and the US which increased at an average annual rate of 1.7 and 1.1 percent, respectively during the same period.

Retail Sales

The 10.7 percent compound annual growth rate in retail sales in Osceola County between 1990 and 1995 outpaced those of the Orlando MSA, Florida, and US. The tremendous growth in retail volume may be attributed to the population growth as well as the strong tourism base. The high concentration of retail and restaurant establishments has also benefited from the recent surge in lodging and tourism demand. With the optimistic outlook for tourism growth in the foreseeable future, this trend is expected to continue for the next few years.

Eating and Drinking Sales

The sales at eating and drinking places within Orlando
MSA reflected the highest compound annual growth rate at 8.4 percent. Osceola County was a close second at 8.2 percent, outpacing those of Florida and US. The strong growth in the area's economy has been well supported by the growth in employment, population and continued commercial development. With the completion of planned expansion and other attractions in Metro Orlando area, the positive growth is expected to continue for the near term.

Median Household Effective Buying Income (EBI)

The EBI in Osceola County was significantly higher than those of Orlando MSA, Florida and US. This may indicate that the local market area has begun to attract upscale residential development in the recent years. Celebration, a self-contained, residential community planned by Disney is currently under development in Osceola County. This project is expected to continue to attract a more affluent community to Oceola County. In 1990, Osceola County's EBI was well below the national average, but in 1995, the gap has closed significantly.

EMPLOYMENT

Employment and Unemployment

Trends in employment are an excellent indicator of the overall health of a local economy. The following table presents a summary of the trends in employment and unemployment in the local market area for the last several years.

----------------------------------------------------------
          Growth in Employment and Unemployment
                       Orlando MSA

----------------------------------------------------------
                Labor            Total Empl.           %
                Force                                 Unempl.
           ---------------- --------------------- ----------------

   1990        680,176             644,127             5.3%

   1991        677,265             633,243             6.5%

   1992        688,347             634,146             7.2%

   1993        723,264             678,422             6.2%

   1994        742,994             701,387             5.6%

   1995        751,170             717,367             4.5%


   CAG*           2.0%              2.2%

------------------------------------------------------------------
Source: Economic Development Commission of
Mid-Florida, Inc.

Metro Orlando is one of the fastest growing major employment markets in the nation and is projected to be a leader in employment growth through the year 2010. Woods and Poole Economics, Inc. ranks Orlando first among 40 metropolitan areas as both a population-growth center and an employment-growth center. Between 1995 and 2005, Woods and Poole projects the Orlando area will have 28 percent (2.5 percent CAG) growth in employment and 33.4 percent (2.9 percent CAG) growth in population. The unemployment rate in the Orlando MSA has declined steadily over the past five years and this trend is expected to continue through the year 2000.

Employment by Industry Sector

Employment by industry sector details the number of individuals employed in a market area by each major industry category. An analysis of the trends in employment by industry sector can provide insights on which are the most important industries in the local market area and which sectors have reflected recent growth or declines. The following table presents a summary of trends in employment by industry sector for the Orlando MSA.

--------------------------------------------------------------------------------
                         Employment by Industry Sector (1990-1994)
                                Orlando MSA (in thousands)
--------------------------------------------------------------------------------

                           1990                1994             % Change
                         ----------------- ------------------ ------------------
Manufacturing
                               58.3              50.6               -3.5%
Construction
                               39.4              36.4               -2.0%
Transportation,
 Communication & Util.         31.7              38.3                4.8%

Finance, Insurance
& Real Estate                  35.8              41.5                3.0%

Trade                         159.3             169.0                1.5%

Services                      212.5             271.1                6.3%

Government                     73.2              79.4                2.1%
                               ----              ----                ----

Total Employment              610.6             686.8                3.0%


--------------------------------------------- ------------------ ---------------
Source:  Florida Department of Labor and Employment Security: DRI/McGraw -
         Hill US Market Review


The services sector comprises approximately 40 percent of the employees in Orlando MSA in 1994. The lodging and entertainment industry acts as a huge draw to the area and is the primary cause of population and employment growth. At the current growth rate, the metro area will add about 152,000 new jobs between 1994 and 1998.

          Major Employers

The following table summarizes the largest employers in the Orlando MSA (1996).

----------------------------------------- -------------------------------------
            Company Name                          No. of Employees
  Walt Disney World Co.                                  36,000
  Publix Super Markets, Inc.                             10,480
  Florida Hospital                                        8,523
  Orlando Regional Healthcare System                      7,131
  AT&T                                                    6,000
  Winn Dixie Stores, Inc.                                 5,374
  Universal Studios Florida                               3,900
  Lockheed Martin Electronics & Missiles                  3,777
  Columbia Park Health System                             3,500
  Sprint/United Telephone- FL                             3,086
  Wal-Mart                                                2,800
  Sea World of Florida                                    2,700
------------------------------------------------------------------------------
 Source:  Opportunity Orlando 1996

Orlando's largest employer is Walt Disney World which is also the primary demand generator for lodging demand. The size of the travel/leisure industry plays a major role in the MSA's growth. With the number of planned expansion and new tourism projects proposed in the area (see Tourism section to follow), the employment trends appear very promising.

TRANSPORTATION

Transportation is becoming increasingly important to the Orlando area. The availability of transportation in a tourism-based economy is crucial. The expansion of the Orlando's
International Airport is expected to be beneficial to the tourism industry.

Orlando's developing distribution industry is due largely to the region's central location within the state. The convergence of five major state and interstate roadways, the availability of rail service, the expanding international and airport facilities and the coastal shipping facilities at Cape Canaveral (less than one hour east of Orlando) have helped to establish the area as a major distribution hub for the state.

Roadway System and Public Transportation

Orlando's infrastructure is moving forward to meet the demands of the growing population. Rapid population growth and ever increasing tourist trade have made the road infrastructure one of the most important issues in Orlando. The traffic along most of the major thoroughfares are heavily congested at rush-hour and with the expected increase in tourist demand, the situation is not expected to improve. A proposal for a high-speed magnetic transit system (Florida Overland Express) running between the airport and I-Drive has received state approval but remains unfinanced. This project has been stagnate for years with lack of financing.

Airport

Orlando International Airport is the eighth largest port of entry for international visitors in the continental US, accommodating more than 2.4 million international passengers annually. The airport is served by over 18 airlines and an average of 850 commercial operations per day, including direct international flights. It is Florida's top airport in domestic traffic, with non-stop service to 69 domestic cities.

The Orlando market has been increasing steadily over the ten-year period between 1985 and 1995 reflecting, a compound annual growth of 8.4 percent. Between 1985 and 1995, domestic passenger volume increased at a compound annual rate of 7.6 percent. The airport completed an $800 million expansion including the construction of a $61 million third runway, two six-story parking garages with 3,500 spaces, and an expanded automated transit system. With the expected increase in tourism-related visitors to greater Orlando area, the Airport is expected to continue its trend in positive growth.

According to the International Air Transport
Association's March 25, 1996 report, Orlando has the world's fourth best airport - and was ranked the best in north America in overall convenience and facilities. In addition, Orlando placed number one among North American airports for convenient ground transportation, shopping, and restaurants. The following table presents passenger activity for the years 1985, 1990, and 1995 at the Orlando International Airport.

--------------------------------------------------------------------------------
                         Trends in Air Passenger Activity at the
                              Orlando International Airport
--------------------------------------------------------------------------------

         Year            Domestic        International             Total


         1985           9,644,959               369,106            10,034,065

         1990           16,608,277             1,789,552            18,397,830

         1995           20,026,680             2,436,052            22,462,732


Compound Annual Growth
1985 - 1995               7.6%                 20.8%                  8.4%
1990 - 1995               3.8%                  6.4%                  4.1%

--------------------------------------------------------------------------------
Source:  Greater Orlando Aviation Authority 1996

TOURISM AND RECREATION

Tourism has played a major role in central Florida's economic development. Orlando has been, and is expected to continue to be, one of the most popular tourism and convention markets in the country as well as the world. The lodging and related industries have exhibited strong growth due to the expansion of tourism-related business in the area. Tourism helps to finance Florida government, since sales taxes paid by tourists are a major source of revenue to the state's general fund. This has allowed the state to maintain the second lowest level of direct taxation on business in the Southeast.
The following table summarizes trends in visitation to the Orlando area:

--------------------------------------------------------------------------------
                  Total Tourist Visitation
                    Orlando MSA (000's)
--------------------------------------------------------------------------------


                                                                    Annual
       Year                                                       Percentage
                   Orange     Osceola       Seminole   Total        Change

   1992 Actual
                   22,633.5    8,539.2      1,671.9    32,844.5       n/a
   1993 Actual
                   23,071.9    8,639.6      1,528.4    33,239.9      1.2%
   1994 Actual
                   23,895.9    8,586.4      1,478.8    33,961.0      1.2%
   1995 Actual
                   25,742.4    9,566.2      1,655.1    36,963.6      8.8%
   1996
   Estimated       27,202.0   10,117.6      1,773.8    39,093.4      5.8%
   1997
   Estimated       27,807.0   10,645.7      1,841.5    40,294.2      3.1%
   1998
   Estimated       29,257.0   11,160.4      1,931.1    42,348.5      5.1%
   1999
   Estimated       30,914.2   11,735.9      2,037.7    44,687.8      5.5%
   2000
   Estimated       31,745.1   12,239.4      2,111.5    46,096.2      3.2%

--------------------------------------------------------------------------------
  * Totals may not add due to rounding.
    Source:  Orange/Orlando Convention Visitors Bureau,
             Fishkind & Associates, Inc.

Attractions

Walt Disney World (WDW) is the single most important generator of tourist visitation to Orlando and continues to be the driving force behind Orlando's economic growth. The top three most visited tourist attractions in the U.S. are Walt Disney World theme parks, all of which are located in Orlando; EPCOT Center, MGM Studios and Magic Kingdom. These three parks received approximately 29 million visitors in 1994.

The Walt Disney World Animal Kingdom, which is expected to open in 1998, will be the largest of all Disney theme parks in the world, combining thrill rides, exotic landscapes, and close encounters with large herds of wild animals. This new attraction will likely spur an increase in visitation in a manner similar to the opening of the EPCOT center in 1983. The following table summarizes the attendance numbers for some of the Orlando's main attractions and the US theme park rankings.

------------------------------------------------------------------------------

Orlando Attraction Attendance (1994)   U.S. Theme Park Leaders (1994)
--------------------------------      ----------------------------------------
--------------------------------      ----------------------------------------

 Attraction                 Millions     Attraction                   Ranking

 Magic Kingdom                11.2       Magic Kingdom - WDW, FL          1.

 EPCOT Center                  9.7       EPCOT Center - WDW, FL           2.

 Disney-MGM Studios            8.0       Disney-MGM Studios -WDW, FL      3.

 Universal Studios Florida     7.7       Universal Studios,
                                         Orlando, FL                      4.

 Sea World                     4.6       Sea World, Orlando, FL           5.

 Church Street Station         1.5       Universal Studios
                                         Hollywood, CA                    6.

 Wet'N Wild                    1.3       Six Flags Great Adventure,
                                         Jackson, NJ                      7.

 Disney Typhoon Lagoon         1.2       Busch Gardens, Tampa, FL         8.

 Mystery Fun House/Starbase    0.5       Sea World of California,
                                         San Diego, CA                    9.

 Discovery Island              0.4       Cedar Point, Sandusky,
                                         Ohio                            10.
------------------------------------------------------------------------------
Source:  Orlando/Orange County CVB                  Source: Amusement Business

Orlando has some of the most diverse and large attractions in the world in terms of size and the number of attendees. The following table summarizes the Walt Disney World
Resort's current and proposed main attractions and lodging accommodations.

--------------------------------------------------------------------------------
                    Walt Disney World Overview
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Walt Disney World (WDW)                             Walt Disney World (WDW)
Resort Main Attractions                             Lodging Accommodations

  - Blizzard Beach - Waterpark                         - Contemporary Hotel
  - Broadway at the Top - Evening entertainment        - Grand Floridian
  - Character Dining - Day/Evening entertainment       - Shades of Green
                                                         (military-only hotel)
  - Discovery Island - Zoological Park                 - Polynesian Resort
  - Disney MGM Studios Theme Park                      - Wilderness Lodge
  - Disney Village - Restaurants and shops             - Ft. Wilderness Resort
                                                         & Campground
  - EPCOT Center - Theme Park                          - Dixie Landing Resort
  - Hoop-De-Doo Musical Revue -
     Evening entertainment                            - Port Charles Resort
                                                      - Disney's Village Resort
  - Magic Kingdom Park - Theme Park                   - Vacation Club Resort
  - Mickey's Tropical Luau - Evening
    Entertainment                                     - Caribbean Beach Resort
  - Pleasure Island - Evening Entertainment           - Yacht Club Resort
                                                      - WDW BoardWalk Inn
  - Polynesian Luau -  Evening Entertainment          - Beach Club Resort
  - River Country - Waterpark                         - All-Star Sports Resort
  - Typhoon Lagoon - Waterpark                        - All-Star Music Resort
--------------------------------------------------------------------------------
  WDW Proposed Attractions                WDW Proposed Lodging Accommodation

  - Disney Institute                       - Disney Institute Hotel (457-rooms)
  - WDW 25-year Celebrations (1996-1997)   - Disney's Coronado Resort
  - WDW Rainforest Cafe & character shop     (1,900-rooms & suites)
  - WDW Mickey's Toontown Fair             - Disney Magic I
    at Magic Kingdom                        (Disney's first cruise ship)
  - WDW International Sports Complex       - Disney Magic II (Disney's
  - WDW Animal Kingdom                       second cruise ship)

-------------------------------------------------------------------------------
Source: Orange/Orlando CVB

- The following summarizes some of the current and proposed attractions excluding the Disney related attractions in the Orlando area:

- Universal Studio Florida: A movie studio and theme park with more than 40 rides, shows, restaurants and shops.

- Sea World of Florida: A marine life park that features
  Shamu, the killer whale, combining entertainment and education.

- Busch Gardens: An African theme park that features thrill rides, shows and one of the nation's largest zoos.

- Kennedy Space Center Spaceport USA: It is the launch and primary landing site of the US Space shuttle.

- Typhoon Lagoon: This water park houses the world's largest wave lagoon.

- Wet'N Wild: This six-acre water park is adjacent to Silver
  Springs and is located on I-Drive.

- Discovery Island Zoological Park: This park exhibits many species of mammals, birds, and reptiles.

- Pleasure Island: An entire island of night time entertainment featuring bars and restaurants.

- Guinness Museum of World Records: This museum is slated to open in 1997.

- Universal Studio's E-Zone: An entertainment complex with nightclubs and bars.

- Universal Studio's Island of Adventure: The second gated attraction for Universal with themes including Seuss
  Landing, Popeye and Pals, Marvel Comics Characters and
  Jurassic Park.

Spectator Sports

Walt Disney Co. is building an $87 million multi-sports facility, the International Sports Complex in Osceola County, which will open in 1997. This sports complex is expected to induce a significant number of room nights to the area over the projection period. The Atlanta Braves will begin spring training at the new complex in 1998. The Amateur Athletic Union (AAU) moved its operations from Indianapolis to Orlando in early 1996. Orlando is the home of the Orlando Magic, Orlando Cubs, and Orlando Solar Bears.

CONVENTION AND TRADE SHOW MARKET

Statistics provided by the Orlando/Orange County
Convention and Visitors Bureau confirm the area's growing importance as one of the nation's premier meeting and convention destination. The convention center was built in four phases. Upon the completion of the Phase one retrofit of the convention center, it will rank as the sixth largest convention destination in the country with 1.1 million sq.ft. of dedicated meeting space.

In March, 1978, Orange County Board of Commissioners enacted a County Ordinance to establish a Tourist Development Council, provide a referendum for a Tourist Development Tax, and adopt a Tourist Development Plan. Seventy acres of land was donated by Orlando Central Park. The current convention center opened in 1988 at 180,000 sq. ft. During the various phases of expansion, Orlando has managed to grow and strengthen its position as one of the top convention and meeting destinations. The convention center expanded twice in 1996, the first phase in January, and the second phase in August. The Phase one retrofit will bring the building built in Phase one into compliance and conformance with the current life safety codes. The following table summarizes the different timing and the added space of each phase.

--------------------------------------------------------------------------------
                         Orange County Convention Center
--------------------------------------------------------------------------------

              Date           Cost       Exhibit Space  Meeting Space    Total
                                         (Sq. Ft.)        (Sq.Ft.)    (Sq. Ft.)
            Finished       (million)
           ------------- -------------- -------------- -------------- ---------
Phase 1
              Feb/1983        $54.0        150,000      30,000        180,000
Phase 2
              Jan/1989         83.5        150,000      50,000        380,000
Phase 2-A
              Dec/1990         13.0                    105,000*       380,000
Phase 3
              Jan/1996        205.0        433,400                    813,400
Phase 4
              Aug/1996        210.0        367,200                  1,180,600
Phase 1
Retrofit**    Jan/1998         26.0                                 1,100,600
--------------------------------------------------------------------------------
* Renovated lobby, registration, Vietnam Memorial Courtyard, and a new box office
**It requires to bring Phase 1 buildings into compliance and conformance with Life Safety Codes.
  Source: Orange/Orlando CVB



According to the CVB officials, seasonality in demand is diminishing as Orlando becomes a year-round meeting destination. The two peak seasons for meetings in

Orlando are
from January to March and from September to October. The spring peak season typically has the highest number of meetings and the fall season, especially September, has historically exhibited the highest average number of delegates per meeting.

          In 1995 Orlando hosted 17,951 meetings and trade shows.
This represented a 20 percent increase in the number of meetings and trade shows over 1994 and a 90 percent increase since 1990.

-------------------------------------------------------------------
                 Growth in Convention and Trade Show Demand
                                Orlando MSA
-------------------------------------------------------------------

                Number of                       Number of
                 Meetings                       Delegates
       ----------------------------------------------------

                                             1,265,680
    1990            9,490
                                             1,308,887
    1991            9,869
                                             1,406,000
    1992           10,036
                                             1,435,158
    1993           12,796
                                             2,085,519
    1994           14,952
                                             2,667,807
    1995           17,951

-------------------------------------------------------------------
Source:  Orlando/Orange County Convention Visitor Bureau

The expansion of the convention center is expected to support growth in terms of both the number of meetings hosted and the number of average size of meetings. This is expected to enable the center to compete for large national conventions with destinations such as Dallas, Chicago, New York, and New Orleans. The expansion should also enable the center to host a large number of "dark days," when some events may be "setting up" while other programs are running.

Convention demand is accommodated primarily in the I-Drive and Lake Buena Vista markets and rarely overflows to the subject's submarket. However, increased convention demand in the I-Drive and Lake Buena Vista lodging markets results in displaced leisure and wholesale demand. These are the two segments that the subject's submarket have historically focused on. With the anticipated increase in convention demand, the subject's submarket will benefit from the displaced demand.

CONCLUSION

By any definition a boomtown, Orlando MSA has experienced a heavy level of growth in the past decade, transforming Central Florida into an internationally recognized metropolitan area. As one of the most dynamic and diverse markets in the nation, the area steadily attracts new residents and new and existing businesses. The number of developments outstanding for the next three years to come will sustain Orlando's tremendous growth levels of the past decade. The growth in lodging demand for the area will support a strong economy but the Orlando MSA will continuously have to reinvent and promote new attractions to maintain its level of high demand to the area.

B.3 HIGHEST AND BEST USE ANALYSIS

The validity of an appraisal is dependent upon the consideration and conclusion of highest and best use2 . Often expressed as "the most profitable legal use," the concept requires a thoughtful analysis of many factors. Vacant land value is directly related to its highest and best use. On the other hand, an improved property may have the same or a different highest and best use than the land supporting the improvements when considered as vacant land. Therefore, for improved property, both highest and best use decisions must be separately considered, both as vacant land and as improved property. In addition to a conclusion for both the vacant land and improved property, sale and lease comparisons are usually made with properties having similar highest and best uses as the subject.

The parameters for consideration relate to legality of use, physical possibilities, financial feasibility, and maximum economic production. Single uses, interim uses, legal non-conforming uses, speculative uses or excess land determinations require further analysis.

HIGHEST AND BEST USE OF THE LAND AS IF VACANT

Legally permissible uses are those limited by zoning, easements and rights-of-way, deed restrictions, building codes, and environmental controls. These restrictions have been discussed in Section B.1 (Description and Analysis of the Property). As mentioned earlier in the zoning section of this report, the subject site is zoned AC/TSC.

----------------

2 Highest and Best Use: " the reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, finacially feasible, and that results in the highest use. (American Institute of Real Estate Appraisers, The Dictionary of Real Estate Appraisal, Second Edition, Copy right 1993, Page 171

Physically possible uses are limited by size, design, topography, flood possibilities and physical capacities. The subject site contains approximately 1,166,101 square feet, or
26.77 acres. It is slightly irregular in shape, with a vacant out parcel of approximately two acres.

Drainage and topography are acceptable for a variety of uses as are the shape and frontage of the site. Although we are unqualified to render an opinion of the physical load-bearing capacity of the land or its freedom from hazardous materials, no nuisances were obvious at the time of inspection.

Financially feasible uses must be supported by sufficient demand in the neighborhood to create a sufficient return to invest over the long term. In analyzing each highest and best use alternative, the income potential from those legally permissible and physically possible uses were considered. The income from the highest and best use should be sufficient to satisfy investor requirements and operating expenses, thereby providing a return on the land.

Predominant land uses in the neighborhood provide indications of profitable land uses for the location of the subject property. The subject property is located along the US-192 "strip" that offers a number of lodging and retail facilities. Development in this area is oriented toward retail-intensive and lodging use, such as shopping malls, restaurants, hotels, and other retail uses. A number of uses, including hotel, would conform with the subject's surrounding development.

Hotel average daily rates (ADR) and occupancies are currently stronger than the past year in the subject neighborhood. Average rates among the subject's competitive set range from $45 to $60 while occupancies range from 75 percent to 85 percent. The Disney attractions in Orlando area as well as the positive market movement are the driving forces behind this market. In researching operating statistics for the local market, as well as national averages, both through property surveys and published investor surveys, as well as analyzing the income potential from these property types, it is our opinion that hotel use is financially feasible. Therefore, we conclude that the highest and best use of the land as vacant is for some type of commercial development commensurate with hotel development.

HIGHEST AND BEST USE OF THE PROPERTY AS CURRENTLY IMPROVED

The subject property is currently improved with a hotel containing 651 rooms. In light of the existing improvements, a contrast with other uses is made for the optimal use which is also physically suitable for the site, legally permissible, economically feasible and the most profitable usage of the site.

As earlier indicated, the highest and best use of a property as improved may differ from the highest and best use of the land as if vacant. The "as improved" analysis assists in the identification of the use that is projected to provide the greatest overall property return on invested capital, as well as in the identification of comparable properties. Typical choices for improved property include the following usage alternatives:

          1. Demolition of the improvements

          2. Remodeling or renovation

          3. Continued usage, as is

The four tests of highest and best use are applied to each of the above alternatives. All three options are legally permissible and physically possible. The test of financial feasibility is that the use must provide a return equal to or greater than the amount needed to meet all operating expenses, financial obligations, and capital expenditures. In addition, the use must be maximally productive, or that use which produces the highest value, consistent with the rate of return warranted by the market for that use. Using current investor expectations, consideration of all three scenarios was made.

Demolition of the Improvements

The implication in a highest and best use analysis is that the existing improvements should be retained and/or renovated as long as those improvements continue to contribute to the total value of the property; or until the return from a new improvement would more than offset the cost of demolishing the existing improvements and constructing alternative facilities. An analysis of the subject property reveals that the existing improvements do continue to contribute to the overall value of the subject, with no alternative use available to the site which would provide a return greater than the return on current improvements after consideration of the cost to raze the current improvements and build an alternate use. Therefore, demolition of the improvements is not considered warranted, nor optimal from a highest and best use standpoint.

Remodeling or Renovation

Management performs periodic maintenance and renovations to various parts of the hotel in order to maintain its competitive nature. The subject property was constructed in phases between 1973 and 1982. Considering the age and its high occupancy, the building is in relatively good condition. In 1995 and 1996, individual AC and heating units were replaced in all guest rooms and new laundry equipment were purchased to increase efficiency. Guest room carpets were replaced in 1996 and exterior building columns were repainted. Management is in the process of securing bids for the replacement of the roofs and this is scheduled to be completed in 1997. Beyond these improvements, further major renovation or remodeling of the current improvements does not appear to be necessary.

Continued Usage As Is

As an alternative to demolition, the existing improvements could be converted to an alternate use or left as-is. Again applying the four tests to this premise, it would be physically possible, as well as legally permissible to convert the improvements to another use. However, as discussed previously, the current use as a hotel is the most maximally productive use available to the property. Obviously then, converting to an alternative use would lessen the return to the land, and therefore, any such use would fail to be the most profitable alternative.

CONCLUSION AND RECONCILIATION OF HIGHEST AND BEST USE

From the three options presented, one remains feasible for the subject. Demolition of the improvements was eliminated as an option since the existing improvements provide substantial contributory value to the property. The current condition of the subject does not require substantial remodeling and renovation. Therefore, continued use "as is" is the indicated highest and best use of the subject as currently improved. Obviously then, converting to an alternative use would lessen the return to the land, and therefore, any such use would fail to be the most profitable alternative. In conclusion, the highest and best use of the subject property is as currently improved as a mid-priced resort.

          C. ANALYSIS OF COMPETITIVE LODGING SUPPLY AND DEMAND


C.1 COMPETITIVE LODGING SUPPLY

According to the Orlando and Orange County Convention and Visitors Bureau, there were approximately 84,323 available hotel rooms in the Orlando Metropolitan area (including Orange, Osceola, and Seminole Counties) at the end of 1995. Despite an economic recession, total available room supply has increased at a compound annual rate of 3.5 percent between 1989 and 1995. The following table summarizes the historical growth in overall available lodging supply in the Orlando Metropolitan Area.

--------------------------------------------------------------
                 Historical Trends in Available Supply
                       Orlando Metropolitan Area
--------------------------------------------------------------
                                       Available
                                        Room Supply

          1989                            68,500
          1990                            76,300
          1991                            77,511
          1992                            78,929
          1993                            80,112
          1994                            82,000
          1995                            84,327

--------------------------- ----------------------------------

          CAG* 1990-1995                    3.5%
--------------------------- ----------------------------------
          Source: OOCCVB
          Note:  *Compound Annual Growth

Available supply is located throughout the metropolitan region; however, there are a number of primary submarkets for the leisure and tourist demand attracted to the area. The four major tourist submarkets include Disney, Lake Buena Vista, International Drive (I-Drive) and the Irlo Bronson Memorial Highway (US-192). Disney owns and operates 16,300 rooms in and around its resort complex. These hotels are the most successful in the Orlando area achieving occupancies over 90 percent at average rates far above the overall market. Lake Buena Vista is the second most popular lodging submarket in the area. The hotels in this submarket are located on Disney-owned land, and therefore, are subject to zoning and other restrictions set into place by Disney. However, the affiliation with Disney offers the hotels in this submarket with benefits:

guests of the hotels in Lake Buena Vista may enter
Disney attractions one hour earlier than the general public and are provided with frequent shuttle service to and from the parks.

The I-Drive submarket is the third most popular lodging node in Orlando, primarily due to the large amount of commercial and retail development and the number of tourist attractions nearby, including Universal Studio, Wet'N Wild, and Sea World. US-192 submarket which includes the subject's competitive supply, benefits from its proximity to the Disney Maingate Entrance. The availability of good retail, restaurants, and commercial retail along the US-192, with easy access to Disney attractions make this submarket desirable to leisure travelers.

The west sections of Disney's Maingate is clustered with hotels, more retail, restaurants, and resort amenities. The area east of Maingate has a more suburban appearance with a higher percentage of residences as US-192 extends east towards downtown, Kissimmee.

The hotels located in the Lake Buena Vista and the I-Drive markets are the first to fill during high demand periods and the average daily rates achieved reflect the premium that these properties command over the US-192 submarket. The US-192 submarket is considered less desirable than the Lake Buena Vista properties and the hotels on the International Drive. When citywide conventions are hosted in Orlando, the convention hotels (which are located in the I-Drive market) will be the first to sell out. During convention programs, leisure demand displaced by these hotels is usually accommodated by the other hotels along I-Drive and at Lake Buena Vista. After the I-Drive and Lake Buena Vista submarkets are sold out, the displaced leisure demand overflows to the US-192 submarket. This pattern of demand overflow is also the case during high leisure (non-convention) demand periods.

IDENTIFIED COMPETITIVE SUPPLY

In order to evaluate the subject hotel's position within the market, we have identified a competitive supply on the basis of quality and extent of facilities, location, market orientation, and revenue potential. The subject hotel is located along US-192, west of I-4 and the Disney Maingate Entrance. We have identified six hotels that are located along US-192 near the Maingate Entrance as the competition for the Sheraton Inn Lakeside. Presented on the following page is a map illustrating the location of the subject hotel and its identified competitive supply. The tables on the following pages present pertinent operating information and facilities descriptions of each competitive hotel.

                Map of Competitive Lodging Supply

                     PROFILE OF COMPETITIVE LODGING SUPPLY

Property Name                             Sheraton Inn Lakeside

Address                                   7769 W. Irlo Bronson Memorial
                                          Highway
Opening Year                              1973
Affiliation                               Sheraton Hotels, Inns, Resorts &
                            All-Suites
Management                                Sheraton Hotels, Inns, Resorts &
                            All-Suites
Ownership                                 Lakeside Operating Partnership
Total Number of Rooms
 (incl. suites)                           651 Rooms
Number of Suites                          n/a Suites

1996 Published Room Rate Structure        Low                      High
  Rack                                    ___                      ____
                                          $75.00                   $95.00

Estimated 1996 Market Mix Percentage
  Wholesale                               41%

  Leisure Individual Travelers            47%

  Groups                                  12%

Facilities/Amenities

  Restaurants                             Aruba's Island Grill
                         The Green House
                        The Corner Market

  Lounges                                 Hurricane Sam's Lounge

  Total Meeting Space (Sq. Ft.)           1,560 Sq. Ft.
  Largest Room/Ballroom (Sq.Ft.)          1,560 Sq. Ft.
  Total number of meeting
  rooms/divisions                         1 Meeting Rooms

  Swimming Pool                           Yes

  Exercise Room/Fitness Center            n/a

  Gift Shop/Newsstand                     Yes

  Guest Services                          Yes

Complimentary Shuttle to
  Disney Attractions?                     Yes

Estimated Occupancy
           -1996 Est.                     78%
           -1995 Act.                     84%

Estimated Average Room Rate
           1996 Est.                      $50.00
           1995 Act                       $48.00



                     PROFILE OF COMPETITIVE LODGING SUPPLY
Property Name          The Inn at Maingate                      Holiday Inn Nikki Bird

Address                3011 Maingate Lane                       7300 Irlo Bronson Memorial Highway

Opening Year           1984                                     1974

Affiliation            None                                     Holiday Inn Worldwide

Management             Oceanic Management                       Holiday Inn Worldwide

Ownership              Maingate Ventures LLP                    Holiday Inn Worldwide

Total Number of Rooms
 (incl. suites)        580 Rooms                                529 Rooms

Number of Suites       12 Suites                                n/a Suites

1996 Published Room    Low                High                  Low     High
  Room Rate Structure  ___                ____                  ___     ____
  Rack                 $59.00 - $69.00    $79.00 - $89.00       $59.00  $89.00-$119.00
  Wholesale            $35.00 - $40.00    $35.00 - $40.00       $40.00  $45.00

Estimated 1996 Market Mix Percentage
  Wholesale                              40%                         30%
  Leisure Individual Travelers           40%                         55%
  Groups                                 20%                         15%

Facilities/Amenities

  Restaurants                  Humphrey's Dining Room           Angel's Diner
                               Little Humphrey's Cafe        Rock'n Roll Buffet
                                    Harvey's Deli                 Pizza Hut

  Lounges                            TJ's Lounge             Angel's Sports Bar

  Total Meeting Space (Sq. Ft.)     3,000 Sq.Ft.                1,700 Sq.Ft.
  Largest Room/Ballroom (Sq.Ft.)     600 Sq.Ft.                 1,450 Sq. Ft.






  Total number of meeting
  rooms/divisions                  6 Meeting Rooms             2 Meeting Rooms

  Swimming Pool                        Outdoor                        3

  Exercise Room/Fitness Center           Yes                         n/a

  Gift Shop/Newsstand                    Yes                         Yes

  Guest Services                         Yes                         Yes

  Complimentary Shuttle to
  Disney attractions?                    Yes                         Yes

Estimated Occupancy
           1996 Est.                     75%                         85%
           1995 Act.                     63%                         73%

Estimated Average
Daily Room Rate
           1996 Est.                   $45.00                      $49.00
           1995 Act.                   $47.00                      $49.50






               PROFILE OF COMPETITIVE LODGING SUPPLY

Property Name          Holiday Inn at Maingate West             Hilton Gateway

Address                76011 Black Lake Road                    7470 West Irlo Bronson
                                                                Memorial Highway

Opening Year           1990                                     1973

Affiliation            Holiday Inn Worldwide                    Hilton Hotels Corporation

Management             Holiday Inn Worldwide                    Hilton Hotels Corporation

Ownership              Holiday Inn Worldwide                    Global Management

Total Number of Rooms
 (incl. suites)        287 Rooms                                500 Rooms

Number of Suites       n/a Suites                               21 Suites

1996 Published Room    Low                High                  Low     High
  Room Rate Structure  ___                ____                  ___     ____
  Rack                 $47.00             $69.00                $60.00  $125.00

Estimated 1996 Market Mix Percentage
  Wholesale                              40%                         35%
  Leisure Individual Travelers           45%                         35%
  Groups                                 15%                         30%

Facilities/Amenities

  Restaurants                   The Palms Restaurant          Palms Restaurant
                                                                  Deli Bar

  Lounges                        Buckingham's Lounge            Ficus Lounge

  Total Meeting Space (Sq. Ft.)      n/a Sq.Ft.                 6,800 Sq.Ft.
  Largest Room/Ballroom (Sq.Ft.)     n/a Sq.Ft.                 1,998 Sq. Ft.






  Total number of meeting
  rooms/divisions                 n/a Meeting Rooms            6 Meeting Rooms

  Swimming Pool                          Yes                          2

  Exercise Room/Fitness Center           n/a                         Yes

  Gift Shop/Newsstand                    Yes                         Yes

  Guest Services                         Yes                         Yes

  Complimentary Shuttle to
  Disney attractions?                    Yes                         Yes

Estimated Occupancy
           1996 Est.                     83%                         80%
           1995 Act.                     76%                         72%

Estimated Average
Daily Room Rate
           1996 Est.                   $48.00                      $51.00
           1995 Act.                   $47.00                      $49.00






                     PROFILE OF COMPETITIVE LODGING SUPPLY

Property Name          Ramada Inn Resort                        Holiday Inn Hotel and Suites

Address                2950 Reedy Creek Blvd.                   5678 Irlo Bronson Memorial Highway

Opening Year           1973                                     1973

Affiliation            Ramada Franchise Systems, Inc.           Holiday Inns Worldwide

Management             Ramada Franchise Systems, Inc.           Holiday Inns Worldwide

Ownership              Samoth USA                               Maingate Management

Total Number of Rooms
 (incl. suites)        391 Rooms                                614 Rooms

Number of Suites       4 Suites                                 54 Suites

1996 Published Room    Low                High                  Low                High
  Room Rate Structure  ___                ____                  ___                ____
  Rack                 $49.00             $79.00                $125.00            $135.00
  Wholesale            $25.00 - $35.00    $35.00 - $45.00       $65.00 - $79.00    $69.00 - $99.00
  Group                $35.00 - $40.00    $35.00 - $15.00       $45.00 - $60.00    $55.00 - $65.00

Estimated 1996 Market Mix Percentage
  Wholesale                              39%                         25%
  Leisure Individual Travelers           41%                         65%
  Groups                                 20%                         10%

Facilities/Amenities

  Restaurants                       Cafe Terrace              The Vinyard Cafe
                                   Oasis Snack Bar               Food Court

  Lounges                            The Lounge                      n/a

  Total Meeting Space (Sq. Ft.)     5,050 Sq.Ft.                 n/a/ Sq.Ft.
  Largest Room/Ballroom (Sq.Ft.)    2,230 Sq.Ft.                 n/a Sq. Ft.






  Total number of meeting
  rooms/divisions                  3 Meeting Rooms            n/a Meeting Rooms

  Swimming Pool                           2                           2

  Exercise Room/Fitness Center           Yes                         Yes

  Gift Shop/Newsstand                    Yes                         Yes

  Guest Services                         Yes                         Yes

  Complimentary Shuttle to
  Disney attractions?                    Yes                         Yes

Estimated Occupancy
           1996 Est.                     80%                         85%
           1995 Act.                     71%                         79%

Estimated Average
Daily Room Rate
           1996 Est.                   $48.00                      $60.00
           1995 Act.                   $42.50                      $50.50



The following paragraphs describe these properties and how they compete with the Sheraton Inn Lakeside.

The Inn at Maingate

This property is an interior-corridor, high-rise structure located approximately one-fourth of one mile from the subject Sheraton. In the past, this hotel was direct competition for the subject. After the termination of the Radisson affiliation in early 1996, the property was operated as an independent property. The loss of the major chain affiliation has negatively impacted the hotel's operating performance and its ability to compete. Management indicated that in order to support occupancy after the loss of the Radisson affiliation, they were forced to more aggressively market to the group and wholesale segments of demand. The hotel competes with the subject property for wholesale and tour group demand.

GENCOM is reportedly in the process of purchasing the property and is scheduled to close the transaction in January 1997 at a cost of $25 million. The new owners plan to convert the hotel to a DoubleTree affiliation. The property is in need of renovation and the new owners are considering an $8 million renovation of the existing facilities and an addition of 20,000 sq.ft. of dedicated meeting space.

Holiday Inn Nikki Bird Resort

This property is the closest hotel (along US-192 West) to the Disney Maingate Entrance. As a result, when the hotel was built in 1974, it was named the Holiday Inn Maingate. In 1990, another Holiday Inn hotel was developed in the market area and was referred to as the Holiday Inn Maingate West. To avoid confusion, management changed the name of the property to the Holiday Inn Nikki Bird Resort; the Nikki Bird refers to a parrot mascot theme which is prevalent throughout the hotel.

The hotel is in good condition. Similar to the subject, all guest rooms are located in low-rise, exterior-corridor guest room buildings. Management indicated that this hotel competes with the subject primarily for the higher-rated transient leisure traveler segment of demand.

Hilton Gateway

This property consists of a modern tower building and a number of low-rise, exterior-corridor buildings. The hotel is located approximately one-half mile to the east from the subject property along US-192. The Hilton Gateway is scheduled to convert to a Ramada Plaza affiliation as of December 1996. Management indicated that the Hilton franchise has contributed little to the overall demand accommodated by the hotel. The owners of this property also own the Ramada Plaza Resort located in the I-Drive market. This conversion should enable the owners to more effectively cross-sell the two properties. Traditionally, management focused on achieving high average rates rather than occupancy due to the cost of Hilton affiliation - in the past the hotel has been the market leader in average rates. The conversion to a Ramada Plaza affiliation is part of management's plans to reposition the hotel to compete within a moderately-priced market. Upon completion of its repositioning efforts of the property, the Ramada Plaza will become increasingly competitive with the subject hotel for all segments of demand.

Holiday Inn Hotel and Suites

This hotel is located along US-192, approximately four miles to the east of the Sheraton Lakeside Inn. The neighborhood surrounding the Holiday Inn is less commercial and more residential in nature than the subject's market area and has a lower concentration of retail and restaurant establishments. Similar to the subject hotel, this property is a low-rise, exterior-corridor structure.

This hotel is the pilot site for Holiday Inn
Corporation's "KidSuites" concept - the hotel has a total of 54"KidSuites." These "KidSuites" have separate sleeping area for the children. The "Kids" room contains bunk beds, a separate TV, and a VCR. This concept is part of management's rate-driven strategy to aggressively market to the leisure segment of demand. The "KidSuites" product has been well received by the market. According to management, Orlando has traditionally been a blue collar market with heavy emphasis on families traveling with children as a source of demand. Holiday Inn has always enjoyed strong presence with this market segment and competes for the higher-rated leisure transient and wholesale segments of the business. New programs like "KidSuites" will help further strengthen this hotel's presence in the market.

Ramada Inn Resort

This hotel is an interior-corridor, high-rise structure, situated approximately one-half mile from the subject property. The Ramada Inn Resort was purchased by Samoth USA in
June 1996 as a part of an eight-hotel portfolio that also includes the Holiday Inn Maingate West, another competitor for the subject.

The property is currently in the process of a major renovation and repositioning program. According to management, the renovation is budgeted to total approximately $1.5 million and includes upgrades to the lobby area, soft goods in the guest rooms, and public bathrooms. In the past, this property relied heavily on the wholesale segment of demand and achieved low average rates as a result. According to management, the focus on wholesale is being shifted towards higher-rated demand segments in the attempt to increase revenues. Upon completion of the renovation, and with new rate-oriented strategy in place, the hotel should be able to command higher rates; the hotel is expected to become a direct competitor for Sheraton for all segments.

Management is in the process of finalizing plans for an addition of 150 guest rooms which is budgeted to cost approximately $2 million. According to management, the owners have obtained financing for the expansion and the additional rooms are scheduled for an early 1999 completion.

Holiday Inn Maingate West

Built in 1990, this property was the latest addition to the subject's competitive supply and is the smallest in size (with 278 rooms). The hotel is located adjacent to the subject Sheraton, but is set back further from US-192 than the subject. Rather than having direct access to the Irlo Bronson Memorial Highway, the hotel must be accessed via Black Lake Road. The Holiday Inn Maingate West was recently purchased by Samoth USA as a part of a portfolio of eight hotels that include the Ramada Inn Resort Maingate. The General Manager of the Ramada Inn Resort Maingate is the Regional Operations Manager who oversees six properties in the Orlando area, including the Holiday Inn Maingate West, Holiday Inn Express-International Drive, Ramada Inn Resort Maingate, Ramada Resort Maingate in Kissimmee, Econo Lodge Maingate Hawaiian Resort, and Econo Lodge Maingate East.

Due to its small size, this hotel does not cater to the group or wholesale segments of demand; the property competes directly with the subject hotel for the transient leisure segment of demand.

ADDITIONS TO COMPETITIVE LODGING SUPPLY

There are two developments that are likely to generate increased competition for the subject Sheraton Lakeside and the properties in the identified competitive supply. We have assumed two additions in our supply and demand analysis: 1) a 190-room Comfort Suites and 2) a 150-room expansion of the existing Ramada Inn Resort Maingate.


Comfort Suites

This new addition to the competitive supply is located approximately one-fourth of one mile east of the subject hotel, along US-192. This 190-unit, all-suite property broke ground in the spring of 1996 and is scheduled to open in spring of 1997.
The Comfort

Suites is anticipated to be three-story, exterior-corridor structures with no dedicated meeting space, with a separate commercial building. With its new facilities, all-suite orientation, and proximity to the subject, this new hotel is expected to compete directly with the Sheraton Lakeside Inn for the leisure transient segment of demand.

Ramada Inn Resort Maingate

As indicated earlier, this hotel is in the process of finalizing plans for a 150-room expansion. Management indicated that construction cost of the expansion are expected to total $2 million. Financing is, reportedly, in place and the hotel has received zoning approvals. We have assumed that this expansion will be completed by 1999.

OTHER ADDITIONS TO SUPPLY IN THE ORLANDO LODGING MARKET

As indicated earlier, the US-192 lodging market benefits greatly from overflow demand displaced from the Disney, Lake Buena Vista, and International Drive submarkets. As a result, the hotels located in these lodging markets present indirect competition for the subject hotel. There are a larger number of hotels proposed for development throughout the Orlando metro area that will have an indirect impact on the hotels in the identified competitive supply. As these lodging markets expand and grow, it is likely that some of these additions will absorb unsatisfied demand that is currently being displaced to the US-192 submarket. The following paragraphs highlight the major lodging developments proposed for development in the Orlando area.

Caribe Royale

This 1,200-all-suite, independent hotel opened in October 1996 and an additional 500 suites are scheduled to be completed in 1997. The property is located along the northern end of International Drive near Lake Buena Vista. The hotel enjoys good visibility and direct access from the road. Currently, the property's immediate neighborhood is under-developed, however, according to the local authorities, this area is expected to be developed with lodging, retail, and commercials facilities in the future. This hotel is geographically too far from the subject hotel to have influence or become a direct competitor. However, this hotel's absorption of overflow demand from the Lake Buena Vista and I-Drive properties may decrease the displaced demand that would have overflowed to the US-192 submarket.

All Star Resort

This hotel is the lowest-rated hotel of the Disney properties and is expected to expand its current 3,200 rooms by an additional 1,900 guest rooms. This mega-resort is located within Walt Disney World complex and is reportedly achieving occupancy in high 90s. Due to the size of the hotel and its prime location, the All Star Resort was not considered to be directly competitive with the subject property.

Coronado Springs Resort

Scheduled to open in the fall of 1997, this 1,900-room hotel is being developed within the Walt Disney World Complex. Reportedly, Disney plans to market this hotel as the first moderately-priced convention hotel in the Orlando market with 95,000 sq.ft. of dedicated meeting space. Due to the size and its convention orientation, this hotel is not expected to be directly competitive with the subject property.

Loews Hotels

Two new Loews Hotels, the Loews Portofino Bay Hotel and the Loews Royal Bali Hotel are scheduled for development in conjunction with the Universal Studios' expansion program. A total of approximately 2,000 rooms (Loews Portofino Bay-750 rooms and Loews Royal Bali-1,200 rooms) are expected to be added in 1999 and 2000, respectively. These hotels are not expected to be directly competitive with the subject property.

CONCLUSION

The available supply in the Orlando market area has undergone significant expansion over the past decade. Total available supply increased at a compound annual rate of 3.5 percent between 1989 and 1995. There are a large number of proposed new lodging developments that are being considered for development in the area over the next five years.

          Within the competitive lodging supply, there are two new projects proposed for development including the Comfort Suites and an expansion of the Ramada Inn Resort Maingate. These additions to supply are expected to result in increased competition for the subject hotel, especially if demand growth moderates or becomes more conservative.

C.2 LODGING SUPPLY AND DEMAND ANALYSIS

OVERALL DEMAND TRENDS IN THE ORLANDO LODGING MARKET

The Orlando MSA is largely driven by the tourism and convention market. The negative publicity Florida received in early 1990s due to crimes targeted toward tourists had a significant impact on the tourism market. Up until and including
1994, tourism to Orlando reflected little growth. However, the market has exhibited a strong recovery in 1995 and 1996.

The following table exhibits historical trends in overall growth in occupied demand, occupancy, and average room rates in the Orlando MSA between 1990 and 1995 and year-to-date
September 1996 and 1995.

-----------------------------------------------------------------------------
                Historical Trends in Orlando MSA Market Area
                         Occupancy and Average Rate
-----------------------------------------------------------------------------

------------ ---------------------- -------------------- --------------------
                         Occupied Room                             Avg.
                       Nights              Occupancy            Rate
------------ --------------------------- --------------- --------------------

   1990
                      21,165,620              75.3%            $66.00
   1991
                      20,086,975              70.8%             65.00
   1992
                      21,558,660              74.1%             64.00
   1993
                      20,837,702              72.2%             64.00
   1994
                      21,057,624              71.3%             66.00
   1995
                      22,566,195              74.0%             67.00

 CAG*                       1.3%
 1990-1995                                                       0.3%
------------ --------------------------- --------------- --------------------

 YTD Sep/1995         18,138,224              77.4%             68.62

 YTD Sep/1996         19,216,121              82.3%             72.35


 Percent
 Change                    5.9%                                  5.4%
-------------------------------------------------------------------------------
Source: Smith Travel Research, Florida Division of Hotel & Restaurants
Note:  * Compound Annual Growth


As indicated in the preceding table, occupied demand in the Orlando lodging market reflected very little growth between 1990 and 1995, increasing at a compound annual rate of 1.3 percent. During this period, overall available supply in Orlando increased at a compound annual rate of two percent. As a result, average market occupancies have declined slightly from the levels achieved in 1990. Demand and occupancy in 1996, however, has exhibited strong growth. During the first nine months of 1996, occupied demand increased by nearly six percent resulting in a five percentage point gain in metro-wide occupancy.

The development of new and expanded tourist attractions in the near future should support continued growth in lodging demand to the Orlando area. The following summarizes some of these major developments planned or underway.

- Walt Disney World will celebrate it's 25th Anniversary
  Celebration in 1997 and has been aggressively promoting special events related to this anniversary;

- An International Sports Complex is being developed by Walt Disney World along US-192 near the subject hotel. This complex is expected to open in 1997 and will accommodate team-sport events sponsored by the Amateur Athletic Union
  (AAU). Representatives at the Orlando CVB expect this development (along with the relocation of the AAU to Orlando) to generate a significant amount of group and leisure demand for the hotels in the Orlando area;

- The new Animal Kingdom theme park, which is being developed by Walt Disney World, is expected to open in 1998;

- The completion of the 1.1 million sq.ft. expansion and renovation of the Orange County Convention Center is scheduled to be completed in 1998. Upon completion, this center will be the sixth largest convention facility in US; and

- The addition of two new attractions at Universal Studios are expected to open over the next several years; the Entertainment Zone is expected to open in 1998 and Island of Adventure is scheduled for a 1999 completion.

LODGING DEMAND IN THE IDENTIFIED COMPETITIVE SUPPLY

As indicated previously, we have identified seven hotels (including the subject) as the competitive supply for the Sheraton Inn Lakeside. The purpose of the analysis that follows is to evaluate the historical and present supply and demand trends of the market in which the subject hotel competes. We have completed interviews with management of the competitive hotels and have collected statistics on the occupancy, average rate, and market mix of the each property to estimate total accommodated demand by market segment. The table below summarizes our estimate of the aggregate market demand accommodated by the identified competitive supply for estimated years-ended 1995 and 1996.

--------------------------------------------------------------------------------
               Historical Growth in Lodging Demand
                    in the Competitive Supply
--------------------------------------------------------------------------------


                        -------------------------   ---------------------------
                                      1995                     Estimated 1996

                        ---------------------- ----------------------

                                                                       Percent
                         Room Nts      % Total  Room Nts     % Total   Change
                        ---------------------- ---------------------------------

  Wholesale                 335,500       35%      374,400      35%     11.6%

  Leisure Individuals       465,200       48%      516,900      48%     11.1%

  Group                     160,400       17%      179,800      17%     12.1%
                            -------       ---      -------      ---
                            961,000      100%    1,071,100     100%     11.5%
  Total Occupied Demand


  Total Available Supply   1,309,255             1,309,255               0.0%


  Market Occupancy            73.4%                 81.8%


  Market Average Rate        $48.00                $51.00                6.3%


  Market REVPAR              $35.00                $41.50               18.6%


--------------------------------------------------------------------------------
Source:  Arthur Andersen
Note:   Totals may not add due to rounding.

The aggregate market occupancy and average rate within the competitive supply increased significantly in 1996. This strong growth was supported by an increase in demand generated by the international market. The United Kingdom (UK) has been, in the past, a major source of leisure and wholesale demand for the Orlando market. Leisure travel from the UK decreased significantly in the early 1990s due to the perceived risk of crime in Florida. In 1996, leisure travel from the UK increased significantly. Management of the hotels in the competitive supply indicated that this positive trend is expected to continue over the next several years.

The Orlando Convention Center just completed a 370,000 sq. ft. expansion of dedicated meeting space in 1996. This expansion should enable the city to accommodate larger convention programs, as well as a greater number of meeting events. As a result, the lower-rated wholesale and leisure business may be displaced by the increase in convention demand.

Our analysis of future demand growth includes assumptions of base growth in demand, unsatisfied demand, and induced demand. The following paragraphs define these sources of demand growth.

Base Growth in Demand

Base growth in demand is the growth related to the strength of the local economy. This growth assumption incorporates demand generated by other factors, such as the addition of a new convention center, new office development and absorption, and improved transportation access to the market area, etc. Our assumptions take into account historical demand trends and the factors contributing to these trends. On the basis of our interviews with management and on our analysis of economic growth in the local market, base growth by market segment is estimated for each year.

As indicated earlier, there are a large number of new tourist attractions under development which are expected to open over the next several years. Management of the hotels in the competitive supply and industry experts indicated that lodging demand has historically reflected strong growth (resulting from renewed interest in the market area) in the years that these new attractions open. However, occupied demand is expected to decrease or remain flat in the years following the opening of a new attraction. Between 1997 and 1999 base growth in demand is expected to be strong due to the opening of a number of new tourist attractions. After 1999, however, there are new tourist attractions scheduled to open and, as a result, demand and occupancy in the area is expected to decrease in 2000 and 2001. To reflect this, we have assumed no base growth in demand in these years.

Unsatisfied Demand

During peak periods of demand, many travelers in search of convenient accommodations among the hotels in the competitive supply are required to use alternative hotels due to lack of capacity in the immediate area. These groups and individuals will seek lodging in one of the other properties in the market area or will leave the immediate market. Those room nights that are not accommodated in the immediate market may be referred to as "unsatisfied demand."

The identified competitive supply is largely affected by the overflow demand generated from the Lake Buena Vista and I-Drive submarkets. The unsatisfied demand from these two sub-markets is first absorbed by the US-192 submarket. When the hotels in the US-192 market sell out, the overflow demand is accommodated elsewhere and can then be considered unsatisfied demand to the identified competitive supply. As indicated earlier, there are a number of additions to supply proposed or under development in the Orlando area over the next decade. While growth in lodging demand is strong, the market is expected to support these additions to supply. However, should base growth in lodging demand decrease in the Lake Buena Vista and I-Drive submarkets, overflow demand to the US-192 submarket is expected to decrease. As a result, we expect overflow demand, and therefore occupancy among the hotels in the identified competitive supply is expected to decline slightly. To reflect the decrease in overflow demand, we have increased unsatisfied demand in each segment in the years 2000 and 2001.

Induced Demand

Induced demand is defined as new room nights generated by the addition of new hotels to the market area, or by the repositioning and marketing of an existing hotel to fulfill consumer needs not previously met by the existing supply. Induced demand may also include room nights generated by special events which are not expected to remain permanently in the market area.

DEMAND SEGMENTATION AND ESTIMATED DEMAND GROWTH

Accommodated demand in the competitive hotel supply has been segmented into three major market segments: wholesale, leisure traveler, and group. On the basis of our interviews with management of the subject and its competition, and based upon an analysis of economic trends in the area, we have estimated future growth in demand in the competitive supply by market segment. The following paragraphs define the individual market segments and our estimates of future demand growth. A detailed analysis of supply and demand growth for the market is presented on the following page.



                           Sheraton Inn Lakeside
               Estimated Growth In Lodging Supply and Demand
                     Market Area:  Kissimmee, Florida

                                    Estimated
                                       1996              1997                1998
                                       ----              ----                ----
Wholesale                                                 4.0%                 3.0%
  Gross Demand                        414,400          431,200              457,000
  Less:  Unsatisfied Demand            40,000           30,000               30,900
                                      -------          -------              -------
  Net Demonstrated Demand             374,400          401,200              413,000
  Plus:  Induced Demand                     0            2,400                3,500
                                      -------          -------              -------
TOTAL SEGMENT DEMAND                  374,400          403,600              416,500
  Growth over Previous Year                               7.8%                 3.2%
  % of Total Market Demand                35%              35%                  36%


Leisure Travelers                                         4.0%                 3.0%
  Gross Demand                        571,900          595,000              612,600
  Less:  Unsatisfied Demand            55,000           45,000               45,000
                                      -------          -------              -------
  Net Demonstrated Demand             516,900          550,000              567,600
  Plus:  Induced Demand                     0            6,300               11,600
                                      -------          -------              -------
TOTAL SEGMENT DEMAND                  516,900          556,300              579,200
  Growth over Previous Year                               7.6%                 4.1%
  % of Total Market Demand                48%              49%                  49%

Group                                                     6.0%                 4.0%
  Gross Demand                        192,400          203,900              212,100
  Less:  Unsatisfied Demand            12,600           28,400               39,500
                                      -------          -------              -------
  Net Demonstrated Demand             179,800          175,500              172,600
  Plus:  Induced Demand                     0            2,200                3,100
                                      -------          -------              -------
TOTAL SEGMENT DEMAND                  179,800          177,700              175,700





  Growth over Previous Year                              -1.2%                -1.1%
  % of Total Market Demand                17%              16%                  15%

TOTAL MARKET DEMAND
  Gross Demand                      1,178,700        1,230,100            1,268,600
  Less:  Unsatisfied Demand           107,600          103,400              115,400
                                    ---------        ---------            ---------
  Net Demonstrated Demand           1,071,000        1,126,700            1,153,200
  Plus:  Induced Demand                     0           10,900               18,200
                                    ---------        ---------            ---------
TOTAL MARKET DEMAND                 1,071,000        1,137,600            1,171,400
  Growth over Previous Year                               6.2%                 3.0%


ANNUAL SUPPLY (ROOM NIGHTS)         1,309,255        1,378,605            1,378,605
Growth over Previous Year                                 5.3%                 0.0%

MARKET OCCUPANCY                          82%              83%                  85%





                           Sheraton Inn Lakeside
               Estimated Growth In Lodging Supply and Demand
                     Market Area:  Kissimmee, Florida




                                                                                  Compound
                                                                                   Annual
                                  Estimated                                        Growth
                                       1999          2000          2001          (1996-2001)
                                       ----          ----          ----          -----------

Wholesale                              3.0%          0.0%          0.0%
  Gross Demand                      457,000       457,000       457,000
  Less:  Unsatisfied Demand          27,800        35,800        37,800
                                    -------       -------       -------
  Net Demonstrated Demand           429,200       421,200       419,200
  Plus:  Induced Demand               6,500         8,600         8,600
                                    -------       -------       -------
TOTAL SEGMENT DEMAND                435,700       429,800       427,800             2.7%
  Growth over Previous Year            4.6%         -1.4%         -0.5%
  % of Total Market Demand              36%           36%           36%


Leisure Travelers                      3.0%          0.0%          0.0%
  Gross Demand                      630,700       630,700       630,700
  Less:  Unsatisfied Demand          41,300        51,300        57,300
                                    -------      --------       -------
  Net Demonstrated Demand           589,400       579,400       573,400
  Plus:  Induced Demand              13,600        15,400        15,400
                                    -------       -------       -------
TOTAL SEGMENT DEMAND                603,000       594,800       588,800             2.6%
  Growth over Previous Year            4.1%         -1.4%         -1.0%
  % of Total Market Demand              49%           49%           49%

Group                                  3.0%          0.0%          0.0%
  Gross Demand                      218,500       218,500       218,500
  Less:  Unsatisfied Demand          43,200        47,200        51,200






                                    -------       -------       -------
  Net Demonstrated Demand           175,300       171,300       167,300
  Plus:  Induced Demand               5,600         7,600         7,600
                                    -------       -------       -------
TOTAL SEGMENT DEMAND                180,900       178,900       174,900            -0.6%
  Growth over Previous Year            3.0%         -1.1%         -2.2%
  % of Total Market Demand              15%           15%           15%

TOTAL MARKET DEMAND
  Gross Demand                    1,306,200     1,306,200     1,306,200
  Less:  Unsatisfied Demand         112,300       134,300       146,300
                                  ---------     ---------     ---------
  Net Demonstrated Demand         1,193,900     1,171,900     1,159,900
  Plus:  Induced Demand              25,700        31,600        31,600
                                  ---------     ---------     ---------
TOTAL MARKET DEMAND               1,219,600     1,203,500     1,191,500             2.2%
  Growth over Previous Year            4.1%         -1.3%         -1.0%


ANNUAL SUPPLY (ROOM NIGHTS)       1,433,355     1,433,355     1,433,355             1.8%
Growth over Previous Year              4.0%          0.0%          0.0%

MARKET OCCUPANCY                        85%           84%           83%





                           Sheraton Inn Lakeside
                           Penetration Analysis
                     Market Area:  Kissimmee, Florida



                            Estimated
                                1996         1997      1998      1999       2000      2001
                           ----------        ----      ----      ----       ----      ----

ANNUAL SUPPLY (ROOM NIGHTS)   1,309,255  1,378,605 1,378,605  1,433,355  1,433,355 1,433,355

SIZE OF SUBJECT PROPERTY            651        651       651        651        651       651

FAIR SHARE (SUPPLY)                18.%      17.2%     17.2%      16.6%      16.6%     16.6%
Wholesale
Total Demand                    374,400    403,600   416,500    435,700    429,800   427,800
Fair Share of Demand             67,949     69,564    71,788     72,228     71,250    70,919
Penetration Rate                   120%       110%      105%       101%       101%      101%
                               -------- ---------- ---------  ---------  --------- ---------

Demand Captured                  81,800     76,200   579,200     73,000     72,000    71,900
% of Total Demand Captured          41%        38%       38%        37%        37%       38%

Leisure Travelers
Total Demand                    516,900    556,300   579,200    603,000    594,800   588,800
Fair Share of Demand             93,812     95,883    99,830     99,963     98,603    97,609
Penetration Rate                   100%       105%      102%       102%       101%      101%
                              ---------  --------- ---------  ---------  --------- ---------
Demand Captured                  93,800    100,200   101,800    102,000     99,600    98,600
% of Total Demand Captured          47%        50%       51%        52%        52%       52%

Groups
Total Demand                    179,800    177,700   175,700    180,900    178,900   174,900
Fair Share of Demand             32,632     30,628    30,283     29,989     29,657    28,994
Penetration Rate                    73%        75%       70%        70%        70%       70%
                              ---------  --------- ---------  ---------  --------- ---------
Demand Captured                  23,900     23,000    21,200     21,000     20,800    20,300
% of Total Demand Captured          12%        12%       11%        11%        11%       11%






TOTAL MARKET DEMAND
Total Demand                  1,071,100  1,137,600 1,171,400  1,219,600  1,203,500 1,191,500
Fair Share of Demand            194,393    196,076   201,901    202,180    199,511   197,521
Penetration Rate                   103%       102%       98%        97%        96%       97%
                              ---------  --------- ---------  ---------  --------- ---------
Demand Captured                 199,500    199,400   198,400    196,000    192,400   190,800

ESTIMATED OCCUPANCY                 84%        84%       83%        82%        81%       80%

MARKET OCCUPANCY                    82%        83%       85%        85%        84%       83%


Wholesale

This segment of demand includes travelers visiting the attractions and entertainment facilities in the Orlando market area. These travelers book through wholesalers and package operators, who negotiate discounted rates with hotels by guaranteeing bulk business. Based upon the past performance and room night potential exhibited by a wholesale operator, management of the hotel will increase or decrease the contract negotiated rate and/or the size of the room allotment.

The wholesale segment can be categorized into international and domestic demand. At the end of 1995, international travelers accounted for approximately 55 percent of total wholesale demand accommodated within the competitive supply. The United Kingdom (UK) and Canada are the largest sources of international wholesale demand for the Orlando market. As indicated earlier, international travel decreased in the early 1990s due to the negative publicity associated with tourist-targeted crime. However, over the last two years, international wholesale demand has reflected strong growth.

Domestic wholesale demand is generated by large travel agencies and package operators such as Liberty Travel, Kingdom
Tours, and Funway. Although domestic wholesale demand is generated from areas throughout the nation, with the cities of New York, Miami, and Chicago being the largest geographic sources of wholesale demand for Orlando.

The wholesale segment is the lowest-rated segment of demand, and therefore, it is the first to be displaced during peak demand periods. During the early 1990s, management of the hotels in the competitive supply aggressively marketed to this segment in order to support occupancy. Due to the recent strength of the overall lodging market, management of the hotels in the competitive supply are planning to decrease the number of wholesale allotments in 1997 and 1998 in order to accommodate the higher-rated leisure traveler segment of demand.

This segment of demand accounted for approximately 35 percent of total accommodated demand among the competitive lodging supply at the end of 1996. Occupied demand increased by 12 percent in 1996 over the levels achieved in 1995. We estimate that base growth in demand in the wholesale segment will be four percent in 1997, and three percent in 1998 and 1999. As indicated earlier, there are no new attractions planned to open after 1999 that are expected to generate new demand to the market area. Management of the hotels in the competitive lodging supply indicated that in the past, demand has tended to decrease or remain flat in the years following the opening of a new attraction. With no new tourist attractions, demand is expected to decrease in the years 2000 and 2001. To reflect this, we have assumed no base growth in demand in these years.

We estimate that there were approximately 40,000 room nights of unsatisfied demand in the wholesale segment at the end of 1996. The addition of the 190-room Comfort Suites is expected to absorb unsatisfied demand in 1997 and 1998. As a result, unsatisfied demand is expected to decline approximately 10,000 room nights in 1997. Similarly, the expansion of the Ramada Inn Resort Maingate is expected to absorb approximately 3,000 room nights of unsatisfied demand in 1999. Thereafter, we assume that unsatisfied demand will increase throughout the projection period.

The addition of the Comfort Suites and the expansion of the Ramada Inn Resort Maingate are expected to induce new wholesale demand to the identified competitive lodging supply. By the year 2000, we estimate that these hotels will induce approximately 8,600 room nights of new lodging demand to the market.

Overall, the wholesale segment is estimated to increase at a compound annual rate of 2.7 percent between 1996 and 2001. We expect this segment of demand to account for approximately 427,800 room nights by 2001, or 36 percent of total accommodated demand.

Leisure Travelers

This segment of demand includes travelers that are visiting the market area on vacation or for other non-commercial reasons. It includes leisure travelers booking suites and guest rooms at rack rates during peak demand periods as well as travelers seeking discounted rates and special packages offered by the hotels during slow periods. The slow periods for leisure travel to Orlando market include the months of January, February, May, and the period from September through December 20. Although Orlando's year-round warm weather and the numerous attractions draw leisure travelers throughout the year, demand is strongest during the summer months and holidays when children are out of school and families are on vacation.

Leisure traveler demand accounted for approximately 48 percent of total accommodated demand among the competitive lodging supply at the end of 1996. Demand in this segment increased by 11 percent in 1996 over the levels achieved in 1995. As indicated earlier, Walt Disney World has been aggressively promoting its 25th Anniversary Celebration and the opening of the new Animal Kingdom theme park. These new attractions are expected to generate new demand in the leisure segment. As a result, we estimate that base growth in demand in the leisure traveler segment will be four percent in 1997, and three percent in 1998 and 1999. We estimate that base growth in demand will remain flat after 1999 as there are new attractions scheduled for opening in these years.

We estimate that there were approximately 55,000 room nights of unsatisfied demand in the leisure traveler segment at the end of 1996. Unsatisfied demand is expected to increase each year unless additional rooms supply is developed that can absorb some of this demand. The addition of the 190-room Comfort Suites is expected to absorb approximately 10,000 room nights of leisure demand in 1997. The 150-room expansion of the Ramada Inn Resort Maingate is also expected to absorb unsatisfied demand in 1999. Thereafter, we estimate that unsatisfied demand will increase throughout the projection period.

As indicated earlier induced demand is new demand generated by the sales and marketing effort of a new lodging facility opening in the market area. The Comfort Suites is expected to induce approximately 6,300 room nights of leisure demand in 1997 and 5,300 room nights in 1998. The expansion of the Ramada Inn Resort Maingate is also expected to induce new leisure demand to the competitive lodging supply. We expect this addition to supply to induce approximately 2,000 room nights in 1999 and 1,800 room nights in 2000.

Overall, the leisure traveler segment is estimated to increase at a compound annual rate of 2.6 percent between 1996 and 2001. We expect this segment to account for approximately
588,800 room nights by 2001, or 49 percent of total accommodated demand.

Group

This segment of demand includes groups of 15 room nights or more that are booked through the sales department of a hotel. This segment includes corporate and associations meetings held at the hotels in the competitive supply. This segment also includes groups generated by religious organizations, high schools, fraternal organizations, sports teams, and tour groups booked through motorcoach operators.

The opening of the Walt Disney International Sports
Complex in 1997 is expected to generate new group demand to competitive supply. The Amateur Athletic Union (AAU) and other sports organizations are expected to sponsor and hold events at the sports facilities, and therefore, are likely to require accommodations in the market area.

This segment of demand accounted for approximately 17 percent of total accommodated demand among the competitive lodging supply at the end of 1996. Demand in this segment increased by 12 percent in 1996 over the levels achieved in 1995. We estimate that base growth in demand in the leisure traveler segment will be six percent in 1997, four percent in 1998, and three percent in 1999. Thereafter, we have assumed that this segment will reflect no base growth in demand.

We estimate that there were approximately 12,600 room nights of unsatisfied demand in this market segment at the end of 1996. Management of the hotels in the competitive supply have attempted to decrease demand accommodated by this price-sensitive segment in order to target the more profitable leisure individual traveler demand.

Overall, the group segment is estimated to remain relatively flat throughout the projection period. We expect this segment to account for approximately 174,900 room nights by 2001, or 15 percent of total accommodated demand.

Conclusion

Lodging demand in the subject property's submarket is expected to show positive growth through 1999. The addition of new attractions is expected to support growth in occupancy among the competitive supply despite the addition of a 190-room Comfort Suites Hotel. By 1998, we estimate aggregate market occupancy to increase to 85 percent. However, thereafter, demand accommodated in the market is expected to decrease as the incidence of overflow demand lessens due to supply additions in adjacent markets. Industry experts indicated that when new attractions open, demand for lodging accommodations reflects a short term surge or increase. However, demand has typically exhibited a slight decline in the years following the opening of new attractions.

In addition, there are a number of new lodging facilities proposed or under development in the general market area including the expansion of the All Star Resort, the Loews Hotels, and additions within the Lake Buena Vista and I-Drive submarkets. When these hotels open, the overflow demand that is sustaining the US-192 submarket is expected to decrease to pre-1997 levels. As a result of these trends, we estimate that the aggregate market occupancy will decrease slightly to 83 percent by the end of 2001.

C.3 ESTIMATED OCCUPANCY AND AVERAGE ROOM RATE

We have prepared detailed estimates of average annual occupancy and average daily room rate for the subject property from January 1, 1997 through December 31, 2001. The following table provides the historical occupancy and average daily rates achieved at the subject Sheraton Inn Lakeside from year-end 1990 to estimated 1996.

--------------------------------------------------------------------------------
                Historical Occupancy, Average Rate, and REVPAR
                            Sheraton Inn Lakeside
--------------------------------------------------------------------------------
      --------------------------------------------------------------------------

                                                                        1996
           1990       1991      1992       1993      1994       1995  Estimated
          -------- ---------- --------- ---------- --------- --------- ---------

 Occupancy
              86%        83%       78%        82%       76%        78%      84%
 ADR
           $60.50     $65.50    $56.00     $53.00    $51.00     $48.00   $50.00
 REVPAR
           $52.00     $54.50    $43.50     $43.50    $39.00     $37.50   $42.00

------------------ ---------- --------- ---------- --------- -------------------
 Source:  Property Management

The following section presents our analysis of estimated future occupancy and average daily room rate.

MARKET PENETRATION & AVERAGE ANNUAL OCCUPANCY

This analysis uses the concept of "fair" share and market penetration. By forming a penetration analysis of market lodging demand, the future average annual occupancy at the subject Sheraton Inn Lakeside is estimated. Using this technique, the property is first evaluated and compared to its competition, then its potential market share is calculated on the basis of its relative appeal to the market segments. A hotel's "fair" share of market demand is said to be equal to its fair share of supply; i.e. a 100-room hotel in a market of 1,000 rooms would have a "fair" share of demand of ten percent of total market demand. A "market penetration" of 100 percent indicates a property is capturing its exact "fair" share of demand. Penetration in excess of, or lower than, 100 percent indicates a hotel is likely to be viewed more or less favorably than the competition by the respective market segment and thus accommodates more or less than its fair share.

The following table presents our estimates of the year-end 1996 market penetration by demand segment for the subject and for the hotels in the identified competitive lodging supply.

--------------------------------------------------------------------------------
                 Estimated 1996 Penetration By Market Segment
                    For The Identified Competitive Supply
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                           Leisure                   Overall
                           Wholesalers   Individuals    Group      Penetration
--------------------------------------------------------------------------------

  Sheraton Inn Lakeside        120%         100%          73%          103%


  Holiday Inn Nikki
  Bird                          89%         118%          93%          104%

  Inn at the Maingate          105%          76%         109%           92%
  Ramada Inn Resort
  Maingate                     109%          83%         116%           98%

  Hilton Gateway                98%          71%         175%           98%
  Holiday Inn Hotel
  and Suites                    74%         140%          62%          104%
  Holiday Inn
  Maingate West                116%          95%          91%          101%

--------------------------------------------------------------------------------
    Source:  Arthur Andersen/Market Interviews

          By combining the above information with our market and property analysis, we calculate the future occupancy of the subject hotel by market segment for the estimation period 1997 to 2001. A detailed penetration analysis of the subject hotel is presented on the following page. The following paragraphs summarize our penetration analysis by market segment.

                             Page 72

                           Sheraton Inn Lakeside
                           Penetration Analysis
                     Market Area:  Kissimmee, Florida



                            Estimated
                                1996         1997      1998      1999       2000      2001
                           ----------        ----      ----      ----       ----      ----

ANNUAL SUPPLY (ROOM NIGHTS)   1,309,255  1,378,605 1,378,605  1,433,355  1,433,355 1,433,355

SIZE OF SUBJECT PROPERTY            651        651       651        651        651       651

FAIR SHARE (SUPPLY)                18.%      17.2%     17.2%      16.6%      16.6%     16.6%
Wholesale
Total Demand                    374,400    403,600   416,500    435,700    429,800   427,800
Fair Share of Demand             67,949     69,564    71,788     72,228     71,250    70,919
Penetration Rate                   120%       110%      105%       101%       101%      101%
                               -------- ---------- ---------  ---------  --------- ---------

Demand Captured                  81,800     76,200   579,200     73,000     72,000    71,900
% of Total Demand Captured          41%        38%       38%        37%        37%       38%

Leisure Travelers
Total Demand                    516,900    556,300   579,200    603,000    594,800   588,800
Fair Share of Demand             93,812     95,883    99,830     99,963     98,603    97,609
Penetration Rate                   100%       105%      102%       102%       101%      101%
                              ---------  --------- ---------  ---------  --------- ---------
Demand Captured                  93,800    100,200   101,800    102,000     99,600    98,600
% of Total Demand Captured          47%        50%       51%        52%        52%       52%

Groups
Total Demand                    179,800    177,700   175,700    180,900    178,900   174,900
Fair Share of Demand             32,632     30,628    30,283     29,989     29,657    28,994
Penetration Rate                    73%        75%       70%        70%        70%       70%
                              ---------  --------- ---------  ---------  --------- ---------
Demand Captured                  23,900     23,000    21,200     21,000     20,800    20,300
% of Total Demand Captured          12%        12%       11%        11%        11%       11%

TOTAL MARKET DEMAND
Total Demand                  1,071,100  1,137,600 1,171,400  1,219,600  1,203,500 1,191,500
Fair Share of Demand            194,393    196,076   201,901    202,180    199,511   197,521
Penetration Rate                   103%       102%       98%        97%        96%       97%
                              ---------  --------- ---------  ---------  --------- ---------
Demand Captured                 199,500    199,400   198,400    196,000    192,400   190,800

ESTIMATED OCCUPANCY                 84%        84%       83%        82%        81%       80%

MARKET OCCUPANCY                    82%        83%       85%        85%        84%       83%


                             Page 73
Wholesale

The subject Sheraton Inn Lakeside achieved the highest penetration in the wholesale segment in 1996. Because of the hotel's large size relative to its competitors, management has and will continue to aggressively market to the wholesale segment. However, management indicated that they plan to decrease the penetration rate in this segment over the projection period in order to support growth in the higher-rated leisure individual segment. With strong market conditions anticipated, management of the Sheraton Inn Lakeside was able to renegotiate the terms of the wholesale contracts in 1996. As a result of the renegotiation, the size of room allotment blocks were decreased for a number of large accounts. In addition, management reduced the number of wholesale contracts, eliminating accounts that historically did not generate significant demand for the property. On the basis of the repositioning, we estimate that penetration rate in this segment will decrease from 120 percent in 1996 to approximately 101 percent of fair share in a representative year. Occupied demand in this segment is expected to decrease from 41 percent of total occupied demand to 38 percent of accommodated demand in the year 2001.

Leisure Travelers

The Holiday Inn Hotel and Suites achieved the highest penetration in this segment. This hotel has benefited from the appeal of the high number of suites and their new "Kid Suites" program. In 1996, the subject property has achieved 100 percent of its fair market share of leisure traveler demand. The subject hotel has enjoyed a strong presence within the competitive supply due to the Sheraton affiliation. As indicated earlier, management has focused much of its efforts on the wholesale segment of demand in the past. However, due to the strong growth of leisure demand in the Orlando market, management plans to reposition the hotel to target the higher-rate leisure travelers segment to support growth in revenue.

Management plans to rename the hotel as "Sheraton
Lakeside Village," and market the hotel as a self-contained resort which should support growth in demand in the leisure traveler segment. Management is also considering introducing a food court on the property; they indicate that the availability of a selection of chain affiliated fast food restaurants is an amenity.

Sheraton Inn Lakeside is part of Disney's "Good
Neighborhood Program." This program started in 1996 with the Disney hotels experiencing a shortage of available guest rooms. When the Disney hotels are full, guests requesting lodging accommodation will be referred to any one of the "Good Neighbor Program" participating hotels. A total of 24 properties in Orlando area participate in the program. As a "Good Neighbor," the Sheraton allocates a block of rooms for Disney at $59.00 per room per night. Management indicated that being part of the program will enable the property to support growth in the leisure segment of demand.

However, as indicated earlier, a 190-room Comfort
Suites hotel is under construction and expected to open in 1997. This hotel is expected to aggressively market to the leisure traveler segment of demand and should present direct competition to the subject. This addition to supply, together with the Ramada Inn Resort Maingate, should present increased competition for the subject as management attempts to reposition the property.

We estimate that the subject hotel will be able to increase the penetration rate in this segment to 105 percent of fair market share in 1997. After the addition of the Comfort Suites, however, the penetration rate in this segment is expected to decrease due to the increase in competition. By the end of 1999, we estimate that the penetration rate of leisure traveler demand will decrease to 101 percent of fair market share. Despite the increase in competition from the new additions to supply, we expect demand in this segment to increase from approximately 94,000 room nights in 1996 to 97,600 room nights by the year 2001. In a representative year, we estimate that this segment of demand will account for approximately 52 percent of total occupancy.

                             Page 75
Group

The Hilton Gateway achieved the highest penetration in this segment due to its interior-corridor layout of the main building and because the hotel contains approximately 8,100 sq.ft. of dedicated meeting space. Historically, the subject property did not achieve its fair share in the group segment. The hotel has only one meeting room, and therefore cannot compete with the hotels in the competitive supply for corporate and association meetings. In addition, all guest rooms at the subject hotel have exterior corridors. A number of organized groups, such as high-school, sports, and church groups, prefer interior-corridor buildings; this policy is due to the fact that many of the attendees are minors and require supervision and chaperones. Hotels with interior-corridor guest rooms are easier for chaperones to supervise and control. As a result of these competitive disadvantages, the Sheraton has achieved much less than its fair market share in this segment; in 1996 the hotel achieved a penetration rate of 73 percent of fair market share.

As indicated earlier, management of the subject hotel is attempting to reposition the property to accommodate the higher-rated leisure segment of demand. Due to the repositioning policy and the competitive disadvantage of the hotel, we estimate that the penetration rate of this segment of demand will decrease over the projection period. By the year 2000, we estimate that the subject hotel will achieve a penetration rate of 70 percent of fair market share in this segment of demand. On the basis of this analysis, occupied demand in this segment is expected to decrease from 12 percent of occupied demand in 1996 to 11 percent of total demand in a representative year.

Our estimates of the overall market penetration and resulting occupancy for the subject hotel from December 31, 1995 through December 31, 2001 are presented in the following table:

 -------------------------------------------------------------------------------
                           Estimated Penetration And Occupancy
                                  Sheraton Inn Lakeside
 -------------------------------------------------------------------------------
                           Estimated Overall                      Estimated
                      Penetration Rate                            Occupancy
  Year
 -------------- ---------------------------------- -----------------------------
                               106%                                 78%
   1995
                               103%                                 84%
   1996
                               102%                                 84%
   1997
                                98%                                 83%
   1998
                                97%                                 82%
   1999
                                96%                                 81%
   2000
                                97%                                 80%
   2001
 -------------------------------------------------------------------------------
   Source: Arthur Andersen

PROJECTED AVERAGE DAILY ROOM RATE

In order to estimate future average room rates for the Sheraton Lakeside, we have reviewed the historical trends exhibited by the subject and the overall market. The following table summarizes historical occupancy for the subject hotel and for the Orlando MSA for the years 1990 through estimated 1996.

---------------------------------------------------------------------------

                  Estimated Average Daily Room Rate

                Sheraton Inn Lakeside vs. Orlando MSA
-------------------------------------------------------------------

 Year                       Subject Hotel          Orlando MSA
----------------------- --------------------- ---------------------
           1992
                               $56.00                $64.00
           1993
                                53.00                 64.00
           1994
                                51.00                 66.00
           1995
                                48.00                 67.00
           1996
           Est.                 50.00                 71.00

     Compound Annual
     Growth (1992-96)           -2.8%                  2.6%


-------------------------------------------- --------------------
 Source:  Arthur Andersen

As indicated in the preceding table, the average daily room rate at the subject property has decreased by nearly $6.00 between 1992 and 1996. During the same period, average room rates exhibited by the aggregate Orlando MSA increased at a compound annual rate of 2.6 percent. As indicated earlier, the US-192 lodging market benefits from overflow demand from the I-Drive and Lake Buena Vista lodging markets. During the early 1990s, a number of new hotels opened outside of the competitive supply in Lake Buena Vista and near I-Drive. This increase in available supply, combined with conservative growth in leisure and tourist travel to Orlando, resulted in increased competition for lodging demand. As a result, occupancies at the subject hotel and the other hotels in the US-192 lodging market decreased.

In order to support occupancy during this period, management of the hotels in the competitive supply aggressively marketed to the lower-rated wholesale and groups segments of demand. This shifting in positioning significantly impacted the overall average rates achieved. Over the last two years, however, the US-192 lodging submarket has experienced strong growth in demand, especially in the leisure segments. The aggregate market occupancy of the hotels in the competitive supply increased from 73 percent in 1995 to an estimated 82 percent in 1996. As a result of the recent strength and market growth, management has adjusted the pricing policies for each segment and source of demand as well as the published rates. In addition, management has attempted to shift the market segmentation to increase demand occupied in the higher-rate leisure segment by controlling and limiting demand in the wholesale and groups segments. This repositioning is expected to enable management to significantly increase the average rate achieved over the next two to three years.

Our estimates of growth in the average daily room rate by market segment for the subject hotel is summarized in the following paragraphs.

Wholesale

The average room rate in the wholesale segment is estimated at approximately $45.00 to be the end of 1996. This represents an increase of 3.4 percent over the rate achieved by this segment in 1995. Rates in this segment are expected to reflect strong growth in 1997, increasing approximately ten percent. As indicated earlier, management renegotiated contract rates with wholesale and package operators for 1997 and was able to increase rates charged. On the basis of this analysis, we estimate that the average room rate in this segment will increase five percent in 1998. Thereafter, we assume that average rates will increase at an inflationary rate of 3.5 percent each year.

Leisure Traveler

As indicated earlier, this segment of demand is the highest-rated segment for the subject hotel. The average room rate in the leisure individual segment is estimated at approximately $55.50 in 1996, nearly $10 higher than the wholesale and group segments. Rates in this segment increased by
9.2 percent over the rate achieved by in

1995. Demand in this segment is expected to be strong in the market due to the large number of new tourist attractions opening in the market area such as the Animal Kingdom Theme Park and the 25th Anniversary Celebration at Disney World. As a result, rates in this segment are expected to continue to reflect strong growth in 1997 and 1998. We estimate that the average rate in this segment will increase by approximately 8.5 percent in 1997 and 5.5 percent in 1998. Thereafter, we assume that the rate in this segment will increase at a rate commensurate with inflation.

Group

The average room rate in the group segment of demand is estimated to be approximately $46.50 in 1996. Average rates in this segment reflected no growth in 1996 over that achieved in 1995. However, rates in this segment are expected to reflect strong growth in 1997 and 1998. The completion of the International Sports Complex near the US-192 submarket in 1997 is expected to generate a significant volume of new group demand for the hotels in the competitive supply. The majority of these groups seek interior-corridor hotels and are unlikely to seek accommodations at the subject hotel. However, pressure during peak demand periods and increased occupancy during the off season generated by these groups should enable property management to support rate increases. On the basis of this analysis, we estimate that the average room rate in this segment will increase by five percent in 1997 and 1998. Thereafter, we assume that the rate in this segment will increase at a rate commensurate with inflation.

The following table presents our estimates of average daily room rate for the Sheraton Inn Lakeside.

----------------------------------------------------------------------
                            Estimated
                     Average Daily Room Rate
                             Sheraton
                           Inn Lakeside
----------------------------------------------------------------------

Year                     Average Rate                % Growth
------------------ ------------------------- -------------------------
     1995                    $48.00                      ----
     1996                     50.00                      4.2%
     1997                     55.00                     10.0%
     1998                     58.00                      5.5%
     1999                     60.50                      4.3%
     2000                     62.50                      3.3%
     2001                     64.50                      3.2%
------------------ ------------------------- -------------------------
Source: Arthur Andersen

                     D. THE APPRAISAL PROCESS

The purpose of this appraisal is to estimate the "as is" market value the subject property in accordance with accepted value estimating procedure. "The valuation process is a systematic procedure employed to provide the answer to a client's question about real property value. It is a model of appraisal activity, reflecting an understanding of value and the methods used in the value estimation."3

There are three traditional approaches involved in the valuation of real property. These are known as the cost approach, the sales comparison approach, and the income capitalization approach. Each of the three approaches is related to the other, as they involve the gathering and analysis of sales, cost, and income data that pertain to the property being appraised. Although all three valuation procedures are given consideration, the inherent strengths and weaknesses of each approach and the nature of the subject property must be evaluated to determine which will provide the most supportable estimates of market value.


D.1 THE COST APPROACH

Valuation by the cost approach is based on the principle of substitution. This principle asserts that an informed investor will not pay more for a property than the cost to build a substitute property of equivalent utility. Therefore, the cost approach, when utilized in an appraisal, estimates the cost of reproducing or replacing the subject property including improvements and land, less an allowance for depreciation based upon the physical condition, functionality, and economic environment or the building. Although this approach is particularly applicable to owner-occupied or special-use properties in the absence of an investor market, it also recognizes and establishes the relationship between cost and market-derived values.

----------------
3 American Institute of Real Estate Appraisers, The Appraisal of
  Real Estate Appraisal, Chicago, Illinois, 1989, p.73.

In the subject appraisal, the building is now operating as a business in the production of income to the various components which comprise the total operation of a hotel. Although the replacement cost of the subject hotel could be established, the estimate of market depreciation is a very subjective consideration which significantly affects the value indication. The depreciation estimate could only be realistically estimated by comparison to other approaches, thereby reducing the cost approach to coincide with one of the other approaches, and losing the objectivity of the approach as a third measure of value. In our opinion, an informed and experienced purchaser would not rely on the cost approach in establishing an indication of market value for the subject property. Therefore, this approach has not been included in our analysis.


D.2 SALES COMPARISON APPROACH

The Sales Comparison Approach estimates market value based upon a comparative analysis of recent sales of improved properties that are similar in function, size, income production, and use to the appraised property. This approach to value assumes that the market will determine a price for the Sheraton Inn Lakeside in the same manner that it determines the price for comparable properties. To apply the sales comparison approach, the appraiser employs a number of appraisal techniques, including the principle of substitution which holds that the value of a property that is replaceable in the marketplace tends to be set by the cost of acquiring an equally desirable property. Additional considerations include examination of market conditions prevailing at the time of sale as compared to those at the date of valuation. The following pages explain the application of the sales comparison approach to the subject property.

To develop the sales comparison approach, we researched the subject market and the surrounding region for recent sales of similarly improved properties. From our research, we have selected several sales for further analysis and direct comparison with the Sheraton Inn Lakeside. These sales represent the most recent sales of improved properties and are considered to be competitive alternatives in the marketplace. We identified four comparable hotel sales. All of the hotels are full service properties in Florida and have taken place within the last two years. Three of the comparables are considered to be direct competition for the subject.

We have made adjustments to the price paid per room on the basis of a comparison of each transaction relative to the subject hotel. Our analysis of the market recognizes primary factors which affect the pricing of hotels including: adjustments related to renovations planned at the time of purchase, interest appraised, strength of the local lodging market, size and extent of the facilities, condition of the facilities, and other risk factors such as the property's location relative to demand generators and area attractions and the ease of access to the hotel. Presented on the following page is a summary of each comparable sale and our adjustments. Tables detailing pertinent information related to each comparable sale are presented in the Addenda of this report.


                     SALES COMPARISON ADJUSTMENT GRID
                           SHERATON IN LAKESIDE

Hotel                            Ramada In Resort Maingate(2)       Holiday Inn Hotel and Suites
                                 ----------------------------       ----------------------------
Location                                 Kissimme, FL                       Kissimmee, FL

Interest Transferred                      Fee Simple                         Fee Simple

Number of Units (Rooms/Suites)                190                                668

Occupancy                                     80%                                75%

Average Daily Rate                          $48.00                             $48.00

Rooms Revenue                             $5,466,240                         $8,777,520

Date of Sale                                Jun-96                             Mar-94

Sales Price                               $15,000,000                        $35,000,000

Sales Price Per Room                        $38,462                            $52,395

Gross Room Revenue Multiplier (GRRM)          2.7                                4.0

OTHER ADJUSTMENTS (1)

  Transaction Market Conditions              0.0%                               10.0%

  Location & Strength of Local Market        0.0%                               0.0%

  Extent and Quality of the Facilities       0.0%                               -5.0%

  Condition of the Facilities/Age            -5.0%                              0.0%

ADJUSTED PRICE PER ROOM                     $36,500                            $55,000
                                            =======                            =======






                     SALES COMPARISON ADJUSTMENT GRID
                           SHERATON IN LAKESIDE

   Raddisson Twin Towers             The Inn at Maingate         Bahia Mar Resort & Yachting Center
   ---------------------              ------------------         ----------------------------------

        Orlando, FL                      Kissimmee, FL                   Fort Lauderdale, FL

        Fee Simple                        Fee Simple                         Fee Simple

            742                               580                                298

            69%                               75%                                85%

          $64.00                            $45.00                             $87.00

        $11,959,853                       $7,144,875                         $8,043,542

          Nov-95                            Jan-97                             Jun-94

        $37,625,000                       $25,000,000                        $29,250,000

          $50,708                           $43,103                            $98,154

            3.1                               3.5                                3.6

           5.0%                              0.0%                               10.0%

          -10.0%                             0.0%                              -10.0%







          -10.0%                            -10.0%                             -20.0%

           -5.0%                             0.0%                              -15.0%

          $40,600                           $38,800                            $63,800

Note:

(1) A negative adjustment indicates that the comparable sale had a superior location, size & extent of facilities, condition or location than that of the subject. As a result, the sale price must be adjusted downward to make the sale comparable with the subject property. A positive adjustment indicates that the comparable sale was inferior to that of the subject and the price per room must be increased.
(2) The sale included 8 properties for $78 million, the average price per room was $34667. Utilizing this figure and the size of the Ramada, the price would equal t$13,500,000.
      However, the new owners planned a $1.5 million renovation on the hotel t the time of purchase. Therefore, the transaction price is estimated to be $15,000,000 prior to adjustment.
(3)   The sale price includes $10.5 million renovation.

The following paragraphs briefly present a rationale for the major adjustments made to the price per room of each identified comparable sale.

Ramada Inn Resort Maingate (Kissimmee, FL)

The Ramada Inn Resort Maingate was purchased by Samoth
USA as a part of an eight-hotel portfolio for $78 million. Six properties out of this portfolio are located in the Orlando market including the Ramada Inn Resort Maingate and the Holiday Inn Maingate West, both of which are considered to be the subject's competitors.

Samoth USA purchased the 2,250-room portfolio from Buckingham International PLC for an estimated $34,667 per room in June of 1996. Samoth USA has not allocated or determined individual prices for each hotel within the portfolio. Due to the relative similarities of each hotel in the portfolio, we have estimated the allocated price by dividing the $78 million purchase price by the total number of rooms in the portfolio. On the basis of this analysis, we have estimated the adjusted purchase price for Ramada Inn Resort Maingate to be $13,500,000. However, the owners planned a $1.5 million renovation at the time of purchase. The cost of the transaction, including the acquisition price and renovations, is estimated to total $15,000,000.

Upon completion of the renovation, this hotel will be in superior condition to that of the subject Sheraton. To reflect this relatively superiority, we have adjusted the sales price per room downward by five percent. Based on this analysis, the adjusted price per room of this hotel is estimated to be $36,500 per room.

Holiday Inn Hotel and Suites (Kissimmee, FL)

This hotel is located on the intersection of US-192 and World Drive, which is the direct access road to Walt Disney World Resort. The Holiday Inn is approximately four miles east of the subject property along Irlo Bronson Memorial Highway. Maingate Investors Partners purchased the hotel in March of 1994 for $35 million or $52,395 per room.

-  The transaction market conditions have much improved since
   1995 and the purchase price has been adjusted to reflect this improvement.

- The property was in need of renovations at the time of the transaction. The purchase price of $35 million included the renovation cost of $5 million. This renovation included an upgrade of the existing facilities including the guest rooms and the public area. We have adjusted the sales price per room downward by five percent.

The hotel also underwent renovations in 1996 that included converting 55 guest rooms to "Kid Suites." These Kid Suites are oversized rooms that have a separate sleeping area for children with bunk beds and/or single beds, TV, and VCR. The children's rooms are shaped like "forts" with partial walls that separate the children's sleeping area from the rest of the room. The current owner of the hotel also owns Holiday Inn SunSpree Resorts in Lake Buena Vista. On the basis of this analysis, the adjusted price per room of this hotel is estimated to be $55,000 per room.

Radisson Twin Towers (Orlando, FL)

Malayan United Industries purchased the hotel for $37,625,000 or $50,708 per room in November, 1995. Reportedly, the property was in excellent condition at the time of the sale. The transaction market conditions have improved since 1995 and the purchase price has been adjusted to reflect the improvements. The property is located along I-Drive, near Universal Studio's entrance, and enjoys good access and visibility from the road.

- The transaction market conditions have much improved since
  1995 and the purchase price has been adjusted to reflect this improvement.

- The I-Drive submarket is considered superior to the subject's submarket in terms of proximity to the Orange
  Convention Center and other major attractions readily available. The I-Drive submarket demands a premium of approximately $10 average rate above the subject's submarket. The compare the Radisson to the subject hotel, we have adjusted the price per room downward by five percent to account for these superior market conditions.

- The Radisson Twin Towers is a modern high-rise hotel with interior corridors. The property features 58,000 sq.ft. of meeting space, junior Olympic size outdoor swimming pool, exercise room, extensive food and beverage facilities and other amenities. The property is superior in terms of the subject. To reflect this, we have adjusted the sales price per room downward by 10 percent.

- Sales price did not include any renovation cost as the property was in excellent condition. Built in 1972, this hotel underwent a partial renovation in early 1996 that included the upgrade of the public area and guest rooms in one tower. This hotel is considered to be superior in condition to that of the subject Sheraton and to reflect this difference, we have adjusted the sales price per room downward by five percent.

On the basis of this analysis, the adjusted price per room of this hotel is estimated to be $40,600 per room.

The Inn at Maingate (Kissimmee, FL)

This pending sale, which is expected to close in January 1997, should be the most recent transaction in the Orlando market area. Reportedly, this 580-room property is to be purchased by GENCOM for $25 million. The purchase price will includes the cost of a planned $8 million renovation to upgrade the existing facilities and to construct 20,000 sq. ft. of additional meeting space. After the termination of the Radisson affiliation in January 1996, the property was operated as an independent hotel. Reportedly, upon completion of the renovation, the new owner plans to convert the hotel to a DoubleTree affiliation.

This property is a full-service hotel including 3,000 sq. ft. of meeting space, a large pool area, restaurants, and other amenities. Upon completion of the planned renovations and the addition, this hotel will be able to accommodate large groups as well as leisure demand. Upon completion of the renovation, the extent and quality of the facilities offered by the Inn at Maingate will be superior to that of the subject. To reflect this relative difference, we have adjusted the sales price per room downward by approximately 10 percent.

On the basis of this analysis, the adjusted price per room of this resort hotel is estimated to be $38,800 per room.

Information has been presented on several comparable hotel sales which are considered to be relatively similar to the Sheraton Inn Lakeside. After adjustments, the comparable hotel sale transactions indicate a unit price range for the subject hotel from $36,500 to $55,000 per room. We have placed the more weight on the price per room indications of The Inn at Maingate. This hotel is within the competitive supply and competes for a similar client profile. On the basis of an analysis of these sales, we have estimated the market value of the fee simple interest in the subject property by this approach to be approximately $43,000 per room, or $28,000,000 as of January 1, 1997.

D.3  INCOME APPROACH

The income approach to value converts anticipated future benefits into an estimate of present value. In this respect, the process is very similar to pricing in other capital markets. The approach requires the careful estimation of future benefits -- income before debt service, residual values, etc. -- and application of investor yield or return requirements. The income approach brings together reasoned estimates of future revenues and expenses with the investor's yield requirements. These yield requirements, in turn, reflect varieties of risk, including property type, location, local market conditions, and so forth.

Yield and direct capitalization techniques are conventionally used to convert future benefits to value -- the discounted cash flow (DCF) technique and the overall capitalization rate (OAR) technique. The DCF technique entails (1) modeling the future performance of the subject, over a specific holding period, (2) estimating the future value (reversionary value) at the end of the holding period, and (3) converting the stream of periodic benefits and reversionary value, through a discounting process at investor yields, to a present value. The selection of an appropriate discount rate is essential to this process.

By comparison, direct capitalization using an overall rate (OAR) converts a single, "normalized" year's income or income before debt service into a value by dividing the appropriate capitalization rate into the normalized income. Subsequent adjustments are then made to take into consideration variations from normalized operations. In order to value the Sheraton Inn Lakeside, we have utilized only the discounted cash flow method for the income approach. The direct capitalization method has not been used because most investors do not use it as a tool to analyze value from income. In addition, it is difficult to reflect future increases in occupancy and room rate using direct capitalization. Finally, using a "normalized" or stabilized net operating income is highly speculative and can produce erroneous results.

The discussion on the following pages provide a summary of our projection of revenues, expenses, discount rates, capitalization rates, and many of the other assumptions which are incorporated in the income approach. The discussion of revenues and expenses begins with an examination of historical trends. Finally, estimates are made with regard to the appropriate projection of revenues, expenses, and capital items.

HISTORICAL FINANCIAL PERFORMANCE

The historical operating results for the subject hotel for the years ended 1994 and 1995 is presented on the following page. The next page presents the historical operating results for the subject hotel through year-to-date October 27, 1995 and 1996.

                             Page 91


                 Recast of Historical Financial Statements
                           Sheraton Inn Lakeside

                            1994 Actual Income

                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day
Number of Days Open/Year                     365
Available Rooms (Daily)                      615
Available Rooms (Annually                224,475
Occupancy Percentage                                     77.2%
Occupied Rooms                           173,227
Average Room Rate                                                                       $50.21

REVENUES
Rooms                                 $9,206,836         73.7%         $14,970          $53.15
Food                                   1,537,953         12.3%           2,501            8.88
Beverage                                 346,806          2.8%             564            2.00
Telephone                                274,657          2.2%             447            1.59
Corner Market                            588,506          4.7%             957            3.40
Rentals and Other Income (Net)(3)        536,360          4.3%             872            3.10
                                      ----------      --------         -------         -------
    Total Revenues                   $12,491,118        100.0%         $20,311          $72.11

DEPARTMENTAL EXPENSES

Rooms                                 $2,904,769         31.6%          $4,723          $16.77
Food & Beverage                        1,378,847         73.2%           2,242            7.96
Telephone                                165,655         60.3%             269            0.96
Corner Market                            361,687         61.5%             588            2.09
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $4,810,958         38.5%          $7,823          $27.77

TOTAL DEPARTMENTAL INCOME             $7,680,160         61.5%         $12,488          $44.34







                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General              $1,033,961          8.3%          $1,681           $5.97
Sales and Marketing                      634,854          5.1%           1,032            3.66
Management Fees                          499,658          4.0%             812            2.88
Franchise Fees                           552,446          4.4%             898            3.19
Energy                                   725,366          5.8%           1,179            4.19
Property Operations & Maintenance        663,115          5.3%           1,078            3.83
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $4,109,400         32.9%          $6,682          $23.72

INCOME BEFORE FIXED CHARGES           $3,750,760         28.6%           5,806           20.61

FIXED CHARGES
Property Taxes & Personal
  Property Taxes (2)                    $523,443          4.2%            $851           $3.02
Other Taxes (3)                              876          0.0%               1            0.01
Insurance                                 65,084          0.5%             106            0.38
Equipment Rent                            27,103          0.2%              44            0.16
----------                                ------     ---------         -------        --------
    Total Fixed Charges                 $616,506          4.9%          $1,002           $3.56

INCOME BEFORE RESERVE                 $2,954,254         23.7%         $10,807          $17.05
                                      ==========        ======       =========         =======






                 Recast of Historical Financial Statements
                           Sheraton Inn Lakeside

                            1994 Actual Income

                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

Number of Days Open/Year                     365
Available Rooms (Daily)                      615
Available Rooms (Annually                224,475
Occupancy Percentage                                     78.3%
Occupied Rooms                           175,831
Average Room Rate                                                                       $47.94

REVENUES
Rooms                                 $8,922,751         73.8%         $14,509          $50.75
Food                                   1,581,691         13.1%           2,572            9.00
Beverage                                 315,448          2.6%             513            1.79
Telephone                                303,038          2.5%             493            1.72
Corner Market                            544,413          4.5%             885            3.10
Rentals and Other Income (Net)(3)        424,461          3.5%             690            2.41
                                      ----------      --------         -------         -------
    Total Revenues                   $12,091,802        100.0%         $19,661          $68.77

DEPARTMENTAL EXPENSES

Rooms                                  2,951,965         33.1%          $4,800          $16.79
Food & Beverage                        1,426,734         75.2%           2,320            8.11
Telephone                                157,618         52.0%             256            0.90
Corner Market                            361,858         66.5%             588            2.06
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $4,898,175         40.5%          $7,965          $27.86

TOTAL DEPARTMENTAL INCOME             $7,193,627         59.5%         $11,697          $40,91







                            1995 Actual Income
                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General              $1,016,612          8.4%          $1,653           $5.78
Sales and Marketing                      641,926          5.3%           1,044            3.65
Management Fees                          483,672          4.0%             786            2.75
Franchise Fees                           535,364          4.4%             871            3.04
Energy                                   725,558          6.0%           1,180            4.13
Property Operations & Maintenance        791,466          6.5%           1,287            4.50
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $4,194,598         34.7%          $6,820          $23.86

INCOME BEFORE FIXED CHARGES           $2,999,029         24.8%           4,876           17.06

FIXED CHARGES
Property Taxes & Personal
  Property Taxes (2)                    $490,220          4.1%            $797           $2.79
Other Taxes (3)                            1,303          0.0%               2            0.01
Insurance                                 77,086          0.6%             125            0.44
Equipment Rent                            31,236          0.3%              51            0.18
----------                                ------     ---------         -------        --------
    Total Fixed Charges                 $599,845          5.0%            $975           $3.41

INCOME BEFORE RESERVE                 $2,399,184         19.8%          $3,901          $13.64
                                      ==========        ======       =========         =======
Notes:
The above operating statements have been summarized into the uniform system of accounts. These statements have not been
audited by Arthur Andersen. (1) Includes rental income from
timeshare sales desk and the gift shop. Other Income includes vending and movie commissions, valet revenue, and other
miscellaneous revenues.
(2)  In 1995, $1,500 Fee and $506 underaccrual from 1994.
(3)  Includes intangible tax, business occupational tax, FR tax, and the 192 beautification tax.

ESTIMATED OPERATING RESULTS

Estimates of income and expenses, in current dollars, have been prepared for the subject hotel from January 1, 1997 through December 31, 2007. Our financial projections are based upon an analysis of the historical operating results of the subject and on the performance of comparable hotels. A representative year of operation, expressed in 1996 dollars, is first established and then adjusted to account for inflation and the varying levels of occupancy for each year in the projection period. The representative level of occupancy at the hotel is estimated to be 84 percent. The following paragraphs describe the assumptions and bases of our estimates.

Inflation Assumption

In order to estimate future inflation of revenues and expenses at the subject hotel, we have reviewed the historical inflation of the consumer price index-urban markets (CPI-U).

---------------------- ---------------------
        Year                  CPI-U
        ----                  -----
        1988                   4.4%
        1989                   4.6%
        1990                   6.1%
        1991                   3.1%
        1992                   2.9%
        1993                   2.7%
        1994                   2.7%
        1995                   2.5%
---------------------- ---------------------

On the basis of historical inflation rates and on our estimates of future inflation, we have assumed an inflation assumption of
3.5 percent, compounded annually, from a base year of 1996.

Revenue

         Rooms Revenue is based upon the estimates of average annual occupancy and room rates as described previously in this report.

         Food Revenue is derived from the estimated sales of food in the restaurants, cafes, lounges, room service, and banquet facilities in the hotel. Food revenue also includes any miscellaneous revenue such as public room rental and corkage fees. Our estimate is based upon an analysis of actual operations of comparable hotels and on historical food sales at the subject.

         On the basis of the analysis of the historical operating results and the results of comparable hotels, we assume that the subject hotel will achieve food revenue of $8.00 per occupied room, in 1996 dollars, in the representative year. Food revenue is estimated to be 90 percent variable with occupancy and is adjusted to account for inflation and occupancy levels throughout the projection period.

         Beverage Revenue is derived from the estimated sales of all alcoholic beverages in the restaurants, cafes, lounges, room service, and banquet facilities. On the basis of the analysis of the historical operating results and the results of comparable hotels, we assume that the subject hotel will achieve beverage revenue of $1.70 per occupied room, in 1996 dollars, in the representative year. Beverage revenue is estimated to be 90 percent variable with occupancy and is adjusted to account for inflation and occupancy levels throughout the projection period.

         Telephone Revenue includes the revenue derived from long distance and local telephone calls, as well as any "per call" charges applied to credit card or other calls. Revenue in this category is estimated to equal $1.50 per occupied room, in 1996 dollars, in the representative year. Telephone revenue is estimated to be 100 percent variable with occupancy and is adjusted to account for inflation and varying occupancy levels throughout the projection period.

         Corner Market includes all revenue associated with the operation of the deli, mini-market and Pizza Hut operation located in the main building of the property. We estimate that revenue in this department will equal $667,800, or $3.50 per occupied room, in the representative year, in constant 1996 dollars. Corner Market revenue is estimated to be 80 percent variable with occupancy and is adjusted to account for inflation and varying occupancy levels throughout the projection period.

         Rental and Other Income, Net includes all miscellaneous income (net of expenses) including interest income, concierge commissions, photo commissions, vending and movie commissions, valet revenue, and other miscellaneous items. This category also includes rental income form the gift shop and timeshare sales desk. Other income also include vending and movie commissions, valet revenue, and other miscellaneous revenues. On the basis of our analysis of historical leases and other income, we estimate that rental and other income, net of expenses, will be $2.45 per occupied room at a representative level of occupancy, in constant 1996 dollars. Revenue in this category is assumed to be 50 percent variable with occupancy and is adjusted to account for inflation and varying occupancy levels throughout the projection period.

Departmental Expenses

         Rooms Departmental Expense includes salaries and wages for the front desk, house-keeping, reservations, bell staff, and laundry, plus fringe benefits. Other operating expenses in the rooms department include linen, cleaning supplies, recreation and health club, guest supplies, uniforms, reservations expenses, security, equipment leases, and travel agent commissions.

         Rooms department expense is estimated based upon the historical rooms departmental expenditures at the subject hotel, comparisons to other similar properties, and our estimates of occupancy and average rate over the estimation period. We estimate that rooms departmental expenditures will equal 31.5 percent of departmental sales, in the representative year. Expenses are estimated to be 55 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

         Food and Beverage Expense includes the cost of goods sold (food and beverages), labor and related benefits, and other operating expenses. Labor costs include departmental management, cooks and kitchen personnel, service staff, banquet staff, and bartenders. Other operating expenses include china, glass, silver, linens, restaurant and kitchen supplies, menus and printing, and special promotions. Labor costs are analyzed on a fixed versus variable basis, as are other operating costs. The cost of goods sold was considered completely variable as a ratio to sales.

         Food and beverage expense is estimated to be 78 percent of combined food and beverage revenue in the representative year. Food and beverage expenditures are estimated to be 55 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

         Telephone Expenses are estimated based upon an analysis of historical operating results at the subject hotel and on an analysis of the expenses of comparable hotels. We estimate that telephone expenditures will equal approximately 55 percent of departmental revenue in the representative year. Telephone expenses are estimated to be 60 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

         Corner Market includes all expenses associated with the operation of the deli, mini-market, and Pizza Hut operation. We assume that departmental expenditures in this category will equal approximately 65 percent of revenue in a representative year of operation. Expenses are assumed to be 65 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

Undistributed Operating Expenses

         Administrative and General Expense includes payroll and related expenses for the general manager, personnel and training, clerical staff, controller and accounting staff. Other administrative and general (A&G) expenses include office supplies, computer services, accounting and legal fees, travel expenses, and liability insurance. Credit card commissions were classified as an A&G expense, and are directly variable with sales.

         A&G expenses are estimated based upon actual operating results of comparable hotels and on the historical expenses recorded by the hotel. We estimate that A&G expenses will equal approximately 8.3 percent of total sales in the representative year or $1,624 per available room, in constant 1996 dollars. Estimates are estimated to be 85 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

         Marketing Expense includes payroll and related expenses for the sales and marketing staff, direct sales expenses, advertising and promotion, and travel expense for the sales staff. Marketing expenses are estimated based upon actual operating results of comparable hotels and on the historical expenses recorded by the hotel. We estimate that marketing expenditures will equal approximately 4.5 percent of total sales in a representative year, or $894 per available room, in 1996 dollars. Estimates are estimated to be 85 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

         Management Fee Expense has been estimated to be four percent of gross revenue on the basis of a review of the management contract.

         Franchise Fee Expense has been estimated to be six percent of rooms revenue on the basis of a review of the franchise agreement. The current agreement will terminate as of 2003. We have assumed that upon termination of the Sheraton franchise, the subject hotel would be affiliated with a similar US-based chain and will pay a similar franchise royalty fee.

         Energy Costs include the expenditure for electricity, fuel, water, waste removal and related operating supplies. On the basis of historical energy costs at the hotel and the actual expenses recorded by comparable hotels, we assume that the energy expense will equal $1,180 per room in a representative year, in constant 1996 dollars. Energy expenditures are estimated to be 90 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

         Property Operations and Maintenance Expense (POM) includes payroll and related expenses, as well as other expenses necessary for painting, decorating, and repairs of the building, grounds and equipment. This expense is estimated based upon historical property operations and maintenance expenses at the subject hotel and on actual expenses of comparable hotels. We estimate that the POM expense will equal $1,300 per room in a representative year, in constant 1996 dollars. Expenditures are estimated to be 90 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

Fixed Charges

         Property Taxes and Other Taxes are estimated based upon the current property tax assessment and on the actual tax bills for 1994 and 1995. A more detailed analysis of historical and current property taxes is presented in Section B of this report.

         Insurance on building and contents against damage was estimated based upon the historical expenses incurred at the subject hotel. We estimate that insurance costs will equal $90 per available room, in constant 1996 dollars.

         Expenses are adjusted to account for inflation throughout the projection period.

         Equipment Rental includes rental of computers, copy machines, and Pizza Hut equipment were based upon historical expenses at the property. We estimate that equipment rental costs will equal $45 per room, in 1996 dollars. Expenses are adjusted to account for inflation throughout the projection period.

         Reserve for Replacement provides a fund for the replacement of furniture, fixtures and equipment. We assume that the reserve for replacement will equal four percent of total revenue throughout the projection period, consistent with industry practice.

         Capital Expenditures We have estimated the capital expenditures required to renovate the property. These capital expenditures are assumed as a deduction from operating income. A more detailed analysis of the capital expenditures assumed is presented in section B.1 of this report (Description and Analysis of the Property).

Income Before Debt Service

Estimated operating results for the subject property to the level of profit before debt service, income taxes, depreciation and other capital costs, are presented on the following pages.


                 Recast of Historical Financial Statements
                           Sheraton Inn Lakeside

                       Year-To-Date October 31, 1995

                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day
Number of Days Open/Year                     304
Available Rooms (Daily)                      615
Available Rooms (Annually                186,960
Occupancy Percentage                                     82.1%
Occupied Rooms                           153,532
Average Room Rate                                                                       $48.08

REVENUES
Rooms                                 $7,814,328         73.8%         $12,706          $50.90
Food                                   1,385,307         13.1%           2,253            9.02
Beverage                                 281,163          2.7%             457            1.83
Telephone                                272,347          2.6%             443            1.77
Corner Market                            469,812          4.4%             764            3.06
Rentals and Other Income (Net)(3)        364,327          3.4%             592            2.37
                                      ----------      --------         -------         -------
    Total Revenues                   $10,587,284        100.0%         $17,215          $68.96

DEPARTMENTAL EXPENSES

Rooms                                 $2,536,713         32.5%          $4,125          $16.52
Food & Beverage                        1,211,143         72.7%           1,969            7.89
Telephone                                136,227         50.0%             222            0.89
Corner Market                            307,559         65.5%             500            2.00
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $4,191,642         39.6%          $6,816          $27.30

TOTAL DEPARTMENTAL INCOME             $6,395,642         60.4%         $10,399          $41.66







                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General                $846,324          8.0%          $1,376           $5.51
Sales and Marketing                      588,353          5.6%             957            3.83
Management Fees                          423,505          4.0%             689            2.76
Franchise Fees                           468,859          4.4%             762            3.05
Energy                                   630,346          6.0%           1,025            4.11
Property Operations & Maintenance        644,321          6.1%           1,048            4.20
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $3,601,708         34.0%          $5,856          $23.46

INCOME BEFORE FIXED CHARGES           $2,793,934         26.4%           4,543           18.20

FIXED CHARGES
Property Taxes & Personal
  Property Taxes (2)                    $407,443          3.8%            $663           $2.65
Other Taxes (3)                            1,303          0.0%               2            0.01
Insurance                                 62,962          0.6%             102            0.41
Equipment Rent                            26,298          0.2%              43            0.17
----------                                ------     ---------         -------        --------
    Total Fixed Charges                 $498,006          4.7%            $810           $3.24

INCOME BEFORE RESERVE                 $2,295,928         21.7%          $3,733          $14.95
                                      ==========        ======       =========         =======






                       Year-To-Date October 31, 1996

                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

Number of Days Open/Year                     305
Available Rooms (Daily)                      615
Available Rooms (Annually                198,555
Occupancy Percentage                                     87.4%
Occupied Rooms                           173,517
Average Room Rate                                                                       $50.52

REVENUES
Rooms                                 $8,766,487         75.2%         $14,254          $50.52
Food                                   1,322,770         11.3%           2,151            7.62
Beverage                                 289,444          2.5%             471            1.67
Telephone                                243,653          2.1%             396            1.40
Corner Market                            469,812          5.3%           1,008            3.57
Rentals and Other Income (Net)(3)        619,906          3.5%             670            2.38
                                      ----------      --------         -------         -------
    Total Revenues                   $11,654,396        100.0%         $18,950          $67.17

DEPARTMENTAL EXPENSES

Rooms                                 $2,673,948         30.5%          $4,348          $15.41
Food & Beverage                        1,263,634         78.4%           2,055            7.28
Telephone                                137,779         56.5%             224            0.79
Corner Market                            395,027         63.7%             642            2.28
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $4,479,388         38.4%          $7,269          $25.76

TOTAL DEPARTMENTAL INCOME             $7,184,008         61.6%         $11,681          $41.40







                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General                $893,881          7.7%          $1,453           $5.15
Sales and Marketing                      540,390          4.6%             879            3.11
Management Fees                          466,207          4.0%             758            2.69
Franchise Fees                           525,931          4.5%             855            3.03
Energy                                   629,061          5.4%           1,023            3.63
Property Operations & Maintenance        663,681          5.7%           1,079            3.82
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $3,719,151         31.9%          $6,047          $21.43

INCOME BEFORE FIXED CHARGES           $3,464,857         29.7%           5,634           19.97

FIXED CHARGES
Property Taxes & Personal
  Property Taxes (2)                    $424,300          3.6%            $690           $2.45
Other Taxes (3)                            2,021          0.0%               3            0.01
Insurance                                 70,897          0.6%             115            0.41
Equipment Rent                            30,570          0.3%              50            0.18
----------                                ------     ---------         -------        --------
    Total Fixed Charges                 $527,788          4.5%            $858           $3.04

INCOME BEFORE RESERVE                 $2,937,069         22.2%          $4,776          $16.93
                                      ==========        ======       =========         =======
Notes:
The above operating statements have been summarized into the uniform system of accounts. These statements have not been
audited by Arthur Andersen. (1) Includes rental income from
timeshare sales desk and the gift shop. Other Income includes vending and movie commissions, valet revenue, and other
miscellaneous revenues. (2) Includes intangible tax, business occupational tax, FR tax, and the 192 beautification tax.





                           Sheraton Inn Lakeside

                          Statement of Estimated
                            Income and Expenses

                                   1997

                                                                                  Per Occupied
                                          Amount         Ratio        Per Room        Room/Day

Number of Days Open/Year                     365
Available Rooms (Daily)                      651
Available Rooms (Annually                237,615
Occupancy Percentage                                       84%
Occupied Rooms                           199,400
Average Room Rate                                                                       $55.00

REVENUES
Rooms                                $10,967,000         75.7%         $16,846          $55.00
Food                                   1,643,900         11.4%           2,525            8.24
Beverage                                 349,300          2.4%             537            1.75
Telephone                                309,600          2.1%             476            1.55
Corner Market                            716,100          4.9%           1,100            3.59
Rentals and Other Income (Net)(1)        494,800          3.4%             760            2.48
                                      ----------      --------         -------         -------
    Total Revenues                   $14,480,700        100.0%         $22,244          $72.62

DEPARTMENTAL EXPENSES
Rooms                                 $3,187,400         29.1%          $4,896          $15.98
Food & Beverage                        1,531,200         76.8%           2,352            7.68
Telephone                                167,300         54.0%             257            0.84
Corner Market                            462,400         64.6%             710            2.32
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $5,348,300         36.9%          $8,216          $26.82

TOTAL DEPARTMENTAL INCOME             $9,132,400         63.1%         $14,028          $45.80







                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General              $1,101,400          7.6%          $1,692           $5.52
Sales and Marketing                      606,800          4.2%             932            3.04
Management Fees                          579,200          4.0%             890            2.90
Franchise Fees                           658,000          4.5%           1,011            3.30
Energy                                   798,600          5.5%           1,227            4.01
Property Operations & Maintenance        879,900          6.1%           1,352            4.41
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $4,623,900         31.9%          $7,103          $23.19

INCOME BEFORE FIXED CHARGES           $4,508,500         31.1%          $6,925           22.61

FIXED CHARGES
Property Taxes                          $424,400          2.9%            $652           $2.13
Personal Property Taxes                   31,500          0.2%              48            0.16
Other Taxes (2)                           73,600          0.5%             113            0.37
Insurance                                 60,600          0.4%              93            0.30
Equipment Rent (3)                        30,300          0.2%              47            0.15
                                      ----------        ------         -------        --------

    Total Fixed Charges                 $620,400          4.3%            $953           $3.11

INCOME BEFORE RESERVE                 $3,888,100         26.9%          $5,973          $19.50

Reserve for Replacement of FF&E         $579,200          4.0%            $890           $2.90
Capital Expenditures                     940,000          6.5%           1,444            4.71
                                         -------     ---------         -------        --------
                                      $1,519,200         10.5%          $2,334           $7.62

INCOME BEFORE DEBT SERVICE            $2,368,900         16.4%          $3,639          $11.88
                                      ==========     =========         =======        ========







                                   1998

                                                                                  Per Occupied
                                          Amount         Ratio        Per Room        Room/Day

Number of Days Open/Year                     365
Available Rooms (Daily)                      651
Available Rooms (Annually                237,615
Occupancy Percentage                                       83%
Occupied Rooms                           198,400
Average Room Rate                                                                       $58.00

REVENUES
Rooms                                $11,507,200         76.1%         $17,676          $58.00
Food                                   1,693,700         11.2%           2,602            8.54
Beverage                                 359,900          2.4%             553            1.81
Telephone                                318,800          2.1%             490            1.61
Corner Market                            738,200          4.9%           1,134            3.72
Rentals and Other Income (Net)(1)        510,800          3.4%             785            2.57
                                      ----------      --------         -------         -------
    Total Revenues                   $15,128,600        100.0%         $23,239          $76.25

DEPARTMENTAL EXPENSES
Rooms                                 $3,289,700         28.6%          $5,053          $16.58
Food & Beverage                        1,580,300         77.0%           2,427            7.97
Telephone                                172,600         54.2%             265            0.87
Corner Market                            477,000         64.6%             733            2.40
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $5,519,600         36.5%          $8,479          $27.82

TOTAL DEPARTMENTAL INCOME             $9,609,000         63.5%         $14,760          $48.43







                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General              $1,139,100          7.5%          $1,750           $5.74
Sales and Marketing                      627,500          4.1%             964            3.16
Management Fees                          605,100          4.0%             929            3.05
Franchise Fees                           690,400          4.6%           1,061            3.48
Energy                                   826,200          5.5%           1,269            4.16
Property Operations & Maintenance        910,200          6.0%           1,398            4.59
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $4,798,500         31.7%          $7,371          $24.19

INCOME BEFORE FIXED CHARGES           $4,810,500         31.8%          $7,389           24.25

FIXED CHARGES
Property Taxes                          $435,400          2.9%            $668           $2.19
Personal Property Taxes                   32,300          0.2%              50            0.16
Other Taxes (2)                           71,800          0.5%             110            0.36
Insurance                                 62,800          0.4%              96            0.32
Equipment Rent (3)                        31,400          0.2%              48            0.16
                                      ----------        ------         -------        --------
    Total Fixed Charges                 $633,300          4.2%            $973           $2.19

INCOME BEFORE RESERVE                 $4,177,200         27.6%          $6,417          $21.05

Reserve for Replacement of FF&E         $605,100          4.0%            $929           $3.05
Capital Expenditures                     370,000          2.4%             568            1.86
                                         -------     ---------         -------        --------
                                        $975,100          6.4%          $1,498           $4.91

INCOME BEFORE DEBT SERVICE            $3,202,100         21.2%          $4,919          $16.14
                                      ==========     =========         =======        ========







                                   1999

                                                                                  Per Occupied
                                          Amount         Ratio        Per Room        Room/Day

Number of Days Open/Year                     365
Available Rooms (Daily)                      651
Available Rooms (Annually                237,615
Occupancy Percentage                                       82%
Occupied Rooms                           196,000
Average Room Rate                                                                       $60.00

REVENUES
Rooms                                 $11,760,00         76.0%         $18,065          $60.00
Food                                   1,733,900         11.2%           2,663            8.85
Beverage                                 368,400          2.4%             566            1.88
Telephone                                326,000          2.1%             501            1.66
Corner Market                            756,500          4.9%           1,162            3.86
Rentals and Other Income (Net)(1)        524,400          3.4%             805            2.68
                                      ----------      --------         -------         -------
    Total Revenues                   $15,470,200        100.0%         $23,764          $78.93

DEPARTMENTAL EXPENSES
Rooms                                 $3,381,800         28.8%          $5,195          $17.25
Food & Beverage                        1,624,500         77.3%           2,495            8.29
Telephone                                177,400         54.4%             273            0.91
Corner Market                            489,800         64.7%             752            2.50
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $5,673,500         36.7%          $8,715          $28.95

TOTAL DEPARTMENTAL INCOME             $9,796,700         63.3%         $15,049          $49.98







                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General              $1,176,700          7.6%          $1,808           $6.00
Sales and Marketing                      648,200          4.2%             996            3.31
Management Fees                          618,800          4.0%             951            3.16
Franchise Fees                           705,600          4.6%           1,084            3.60
Energy                                   854,000          5.5%           1,312            4.36
Property Operations & Maintenance        940,900          6.1%           1,445            4.80
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $4,944,200         32.0%          $7,595          $25.23

INCOME BEFORE FIXED CHARGES           $4,852,500         31.4%          $7,389           24.76

FIXED CHARGES
Property Taxes                          $435,400          2.8%            $668           $2.22
Personal Property Taxes                   32,300          0.2%              50            0.16
Other Taxes (2)                           71,800          0.5%             110            0.37
Insurance                                 65,000          0.4%             100            0.33
Equipment Rent (3)                        32,500          0.2%              50            0.17
                                      ----------        ------         -------        --------
    Total Fixed Charges                 $636,600          4.1%            $978           $3.25

INCOME BEFORE RESERVE                 $4,215,900         27.3%          $6,476          $21,51

Reserve for Replacement of FF&E         $618,800          4.0%            $951           $3.16
Capital Expenditures                           0          0.0%               0            0.00
                                       ---------     ---------         -------        --------
                                        $618,800          4.0%            $951           $3.16

INCOME BEFORE DEBT SERVICE            $3,597,100         23.3%          $5,525          $18.35
                                      ==========     =========         =======        ========







                           Sheraton Inn Lakeside

                          Statement of Estimated
                            Income and Expenses

                                   2000

                                                                                  Per Occupied
                                          Amount         Ratio        Per Room        Room/Day

Number of Days Open/Year                     365
Available Rooms (Daily)                      651
Available Rooms (Annually                237,615
Occupancy Percentage                                       81%
Occupied Rooms                           192,400
Average Room Rate                                                                       $62.00

REVENUES
Rooms                                $11,928,800         75.9%         $18,324          $62.00
Food                                   1,764,800         11.2%           2,711            9.17
Beverage                                 375,000          2.4%             576            1.95
Telephone                                331,200          2.1%             509            1.72
Corner Market                            771,500          4.9%           1,185            4.01
Rentals and Other Income (Net)(1)        538,700          3.4%             827            2.80
                                      ----------      --------         -------         -------
    Total Revenues                   $15,710,000        100.0%         $24,132          $81.65

DEPARTMENTAL EXPENSES
Rooms                                 $3,464,300         29.0%          $5,322          $18.01
Food & Beverage                        1,664,200         77.8%           2,556            8.65
Telephone                                181,500         54.8%             279            0.94
Corner Market                            500,800         64.9%             769            2.60
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $5,810,800         37.0%          $8,926          $30.20

TOTAL DEPARTMENTAL INCOME             $9,899,200         63.0%         $15,206          $51.45







                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General              $1,214,500          7.7%          $1,866           $6.31
Sales and Marketing                      669,000          4.3%           1,028            3.48
Management Fees                          628,400          4.0%             965            3.27
Franchise Fees                           715,700          4.6%           1,099            3.72
Energy                                   882,200          5.6%           1,355            4.59
Property Operations & Maintenance        972,000          6.2%           1,493            5.05
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $5,081,800         32.3%          $7,806          $26.41

INCOME BEFORE FIXED CHARGES           $4,817,400         30.7%          $7.400           25.04

FIXED CHARGES
Property Taxes                          $426,300          2.7%            $655           $2.22
Personal Property Taxes                   31,600          0.2%              49            0.16
Other Taxes (2)                           68,700          0.4%             105            0.36
Insurance                                 67,200          0.4%             103            0.35
Equipment Rent (3)                        33,600          0.2%              52            0.17
                                      ----------        ------         -------        --------
    Total Fixed Charges                 $627,400          4.0%            $964           $3.26

INCOME BEFORE RESERVE                 $4,190,000         26.7%          $6,436          $21.78

Reserve for Replacement of FF&E         $628,400          4.0%            $965           $3.27
Capital Expenditures                           0          0.0%               0            0.00
                                       ---------     ---------         -------        --------
                                        $628,400          4.0%            $965           $3.27

INCOME BEFORE DEBT SERVICE            $3,561,600         22.7%          $5,471          $18.51
                                      ==========     =========         =======        ========






                           Sheraton Inn Lakeside

                          Statement of Estimated
                            Income and Expenses

                                   2001

                                                                                  Per Occupied
                                          Amount         Ratio        Per Room        Room/Day

Number of Days Open/Year                     365
Available Rooms (Daily)                      651
Available Rooms (Annually                237,615
Occupancy Percentage                                       80%
Occupied Rooms                           190,800
Average Room Rate                                                                       $64.00

REVENUES
Rooms                                $12,211,200         75.9%         $18,758          $64.00
Food                                   1,812,900         11.3%           2,785            9.50
Beverage                                 385,200          2.4%             592            2.02
Telephone                                339,900          2.1%             522            1.78
Corner Market                            793,100          4.9%           1,218            4.16
Rentals and Other Income (Net)(1)        555,200          3.4%             853            2.91
                                      ----------      --------         -------         -------
    Total Revenues                   $16,097,500        100.0%         $24,727          $84.37

DEPARTMENTAL EXPENSES
Rooms                                 $3,569,100         29.2%          $5,482          $18.71
Food & Beverage                        1,714,500         78.0%           2,634            8.99
Telephone                                186,900         55.0%             287            0.98
Corner Market                            515,500         65.0%             792            2.70
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $5,986,000         37.2%          $9,195          $31.37

TOTAL DEPARTMENTAL INCOME            $10,111,500         62.8%         $15,532          $53.00







                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General              $1,255,400          7.8%          $1,928            6.58
Sales and Marketing                      691,600          4.3%           1,062            3.62
Management Fees                          643,900          4.0%             989            3.37
Franchise Fees                           732,700          4.6%           1,125            3.84
Energy                                   912,400          5.7%           1,401            4.78
Property Operations & Maintenance      1,005,100          6.2%           1,544            5.27
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $5,241,100         32.6%          $8,051          $27.47

INCOME BEFORE FIXED CHARGES           $4,870,400         30.3%          $7,481           25.53

FIXED CHARGES
Property Taxes                          $417,800          2.6%            $642           $2.19
Personal Property Taxes                   31,000          0.2%              48            0.16
Other Taxes (2)                           68,700          0.4%             105            0.36
Insurance                                 69,600          0.4%             107            0.36
Equipment Rent (3)                        34,800          0.2%              53            0.18
                                      ----------        ------         -------        --------
    Total Fixed Charges                 $621,900          3.9%            $955           $3.26

INCOME BEFORE RESERVE                 $4,248,500         26.4%          $6,526          $22.27

Reserve for Replacement of FF&E         $643,900          4.0%            $989           $3.37
Capital Expenditures                           0          0.0%               0            0.00
                                       ---------     ---------         -------        --------
                                        $643,900          4.0%            $989           $3.37

INCOME BEFORE DEBT SERVICE            $3,604,600         22.4%          $5,537          $18.89
                                      ==========     =========         =======        ========






                           Sheraton Inn Lakeside

                          Statement of Estimated
                            Income and Expenses

                                   2002

                                                                                  Per Occupied
                                          Amount         Ratio        Per Room        Room/Day

Number of Days Open/Year                     365
Available Rooms (Daily)                      651
Available Rooms (Annually                237,615
Occupancy Percentage                                       80%
Occupied Rooms                           190,800
Average Room Rate                                                                       $66.00

REVENUES
Rooms                                $12,592,800         75.8%         $19,344          $66.00
Food                                   1,876,400         11.3%           2,882            9.83
Beverage                                 398,700          2.4%             612            2.09
Telephone                                351,800          2.1%             540            1.84
Corner Market                            820,900          4.9%           1,261            4.30
Rentals and Other Income (Net)(1)        574,600          3.5%             883            3.01
                                      ----------      --------         -------         -------
    Total Revenues                   $16,615,200        100.0%         $25,523          $87.08

DEPARTMENTAL EXPENSES
Rooms                                 $3,694,000         29.3%          $5,674          $19.36
Food & Beverage                        1,774,500         78.0%           2,726            9.30
Telephone                                193,400         55.0%             297            1.01
Corner Market                            533,500         65.0%             820            2.80
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $6,195,400         37.3%          $9,517          $32.47

TOTAL DEPARTMENTAL INCOME            $10,419,800         62.7%         $16,006          $54.61







                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General              $1,299,300          7.8%          $1,996           $6.81
Sales and Marketing                      715,800          4.3%           1,100            3.75
Management Fees                          664,600          4.0%           1,021            3.48
Franchise Fees                           755,600          4.5%           1,161            3.96
Energy                                   944,300          5.7%           1,451            4.95
Property Operations & Maintenance      1,040,300          6.3%           1,598            5.45
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $5,419,900         32.6%          $8,325          $28.41

INCOME BEFORE FIXED CHARGES           $4,999,900         30.1%          $7,680           26.20

FIXED CHARGES
Property Taxes                          $432,400          2.6%            $664           $2.27
Personal Property Taxes                   32,100          0.2%              49            0.17
Other Taxes (2)                           71,100          0.4%             109            0.37
Insurance                                 72,000          0.4%             111            0.38
Equipment Rent (3)                        36,000          0.2%              55            0.19
                                      ----------        ------         -------        --------
    Total Fixed Charges                 $643,600          3.9%            $989           $3.37

INCOME BEFORE RESERVE                 $4,356,300         26.2%          $6,692          $22.83

Reserve for Replacement of FF&E         $664,600          4.0%          $1,021           $3.48
Capital Expenditures                           0          0.0%               0            0.00
                                       ---------     ---------         -------        --------
                                        $664,600          4.0%          $1,021           $3.48

INCOME BEFORE DEBT SERVICE            $3,691,700         22.2%          $5,671          $19.35
                                      ==========     =========         =======        ========






                           Sheraton Inn Lakeside

                          Statement of Estimated
                            Income and Expenses

                                   2003

                                                                                  Per Occupied
                                          Amount         Ratio        Per Room        Room/Day

Number of Days Open/Year                     365
Available Rooms (Daily)                      651
Available Rooms (Annually                237,615
Occupancy Percentage                                       80%
Occupied Rooms                           190,800
Average Room Rate                                                                       $68.50

REVENUES
Rooms                                $13,069,800         75.8%         $20,076          $68.50
Food                                   1,942,100         11.3%           2,983           10.18
Beverage                                 412,700          2.4%             634            2.16
Telephone                                364,100          2.1%             559            1.91
Corner Market                            849,600          4.9%           1,305            4.45
Rentals and Other Income (Net)(1)        594,700          3.5%             914            3.12
                                      ----------      --------         -------         -------
    Total Revenues                   $17,233,000        100.0%         $26,472          $90.32

DEPARTMENTAL EXPENSES
Rooms                                 $3,823,300         29.3%          $5,873          $20.04
Food & Beverage                        1,836,600         78.0%           2,821            9.63
Telephone                                200,200         55.0%             308            1.05
Corner Market                            552,200         65.0%             848            2.89
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $6,412,300         37.2%          $9,850          $33.61

TOTAL DEPARTMENTAL INCOME            $10,820,700         62.8%         $16,622          $56.71







                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General              $1,344,800          7.8%          $2,066            7.05
Sales and Marketing                      740,900          4.3%           1,138            3.88
Management Fees                          689,300          4.0%           1,059            3.61
Franchise Fees                           784,200          4.6%           1,205            4.11
Energy                                   977,300          5.7%           1,501            5.12
Property Operations & Maintenance      1,076,700          6.2%           1,654            5.64
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $5,613,200         32.6%          $8,622          $29.42

INCOME BEFORE FIXED CHARGES           $5,207,500         30.2%          $7,999          $27.29

FIXED CHARGES
Property Taxes                          $447,600          2.6%            $687           $2.35
Personal Property Taxes                   33,200          0.2%              51            0.17
Other Taxes (2)                           73,600          0.4%             113            0.39
Insurance                                 74,500          0.4%             115            0.39
Equipment Rent (3)                        37,300          0.2%              57            0.20
                                      ----------        ------         -------        --------
    Total Fixed Charges                 $666,200          3.9%          $1,023           $3.49

INCOME BEFORE RESERVE                 $4,541,300         26.4%          $6,976          $23.80

Reserve for Replacement of FF&E         $689,300          4.0%          $1,059           $3.61
Capital Expenditures                           0          0.0%               0            0.00
                                       ---------     ---------         -------        --------
                                        $689,300          4.0%          $1,059           $3.61

INCOME BEFORE DEBT SERVICE            $3,852,000         22.4%          $5,917          $20.19
                                      ==========     =========         =======        ========






                           Sheraton Inn Lakeside

                          Statement of Estimated
                            Income and Expenses

                                   2004

                                                                                  Per Occupied
                                          Amount         Ratio        Per Room        Room/Day

Number of Days Open/Year                     365
Available Rooms (Daily)                      651
Available Rooms (Annually                237,615
Occupancy Percentage                                       80%
Occupied Rooms                           190,800
Average Room Rate                                                                       $71.00

REVENUES
Rooms                                $13,546,800         75.9%         $20,809          $71.00
Food                                   2,010,100         11.3%           3,088           10.54
Beverage                                 427,100          2.4%             656            2.24
Telephone                                376,800          2.1%             579            1.97
Corner Market                            879,300          4.9%           1,351            4.61
Rentals and Other Income (Net)(1)        615,500          3.4%             945            3.23
                                      ----------      --------         -------         -------
    Total Revenues                   $17,855,600        100.0%         $27,428          $93.58

DEPARTMENTAL EXPENSES
Rooms                                 $3,957,100         29.2%          $6,078          $20.74
Food & Beverage                        1,900,900         78.0%           2,920            9.96
Telephone                                207,200         55.0%             318            1.09
Corner Market                            571,500         65.0%             878            3.00
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $6,636,700         37.2%         $10,195          $34.78

TOTAL DEPARTMENTAL INCOME            $11,218,900         62.8%         $17,233          $58.80







                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General              $1,391,900          7.8%          $2,138            7.30
Sales and Marketing                      766,800          4.3%           1,178            4.02
Management Fees                          714,200          4.0%           1,097            3.74
Franchise Fees                           812,800          4.6%           1,249            4.26
Energy                                 1,011,500          5.7%           1,554            5.30
Property Operations & Maintenance      1,114,400          6.2%           1,712            5.84
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $5,811,600         32.5%          $8,927          $30.46

INCOME BEFORE FIXED CHARGES           $5,407,300         30.3%          $8,306          $28.34

FIXED CHARGES
Property Taxes                          $463,200          2.6%            $712           $2.43
Personal Property Taxes                   34,400          0.2%              53            0.18
Other Taxes (2)                           76,100          0.4%             117            0.40
Insurance                                 77,200          0.4%             119            0.40
Equipment Rent (3)                        38,600          0.2%              59            0.20
                                      ----------        ------         -------        --------
    Total Fixed Charges                 $689,500          3.9%          $1,059           $3.61

INCOME BEFORE RESERVE                 $4,717,800         26.4%          $7,247          $24.73

Reserve for Replacement of FF&E         $714,200          4.0%          $1,097           $3.74
Capital Expenditures                           0          0.0%               0            0.00
                                       ---------     ---------         -------        --------
                                        $714,200          4.0%          $1,097           $3.74

INCOME BEFORE DEBT SERVICE            $4,003,600         22.4%          $6,150          $20.98
                                      ==========     =========         =======        ========






                           Sheraton Inn Lakeside

                          Statement of Estimated
                            Income and Expenses

                                   2005

                                                                                  Per Occupied
                                          Amount         Ratio        Per Room        Room/Day

Number of Days Open/Year                     365
Available Rooms (Daily)                      651
Available Rooms (Annually                237,615
Occupancy Percentage                                       80%
Occupied Rooms                           190,800
Average Room Rate                                                                       $73.50

REVENUES
Rooms                                $14,023,800         75.9%         $21,542          $73.50
Food                                   2,080,500         11.3%           3,196           10.90
Beverage                                 442,000          2.4%             679            2.32
Telephone                                390,000          2.1%             599            2.04
Corner Market                            910,100          4.9%           1,398            4.77
Rentals and Other Income (Net)(1)        637,000          3.4%             978            3.34
                                      ----------      --------         -------         -------
    Total Revenues                   $18,483,400        100.0%         $28,392          $96.87

DEPARTMENTAL EXPENSES
Rooms                                 $4,095,600         29.2%          $6,291          $21.47
Food & Beverage                        1,967,400         78.0%           3,022           10.31
Telephone                                214,500         55.0%             329            1.12
Corner Market                            591,500         65.0%             909            3.10
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $6,869,000         37.2%         $10,551          $36.00

TOTAL DEPARTMENTAL INCOME            $11,614,400         62.8%         $17,841          $60.87







                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General              $1,440,600          7.8%          $2,213           $7.55
Sales and Marketing                      793,600          4.3%           1,219            4.16
Management Fees                          739,300          4.0%           1,136            3.87
Franchise Fees                           841,400          4.6%           1,292            4.41
Energy                                 1,047,000          5.7%           1,608            5.49
Property Operations & Maintenance      1,153,400          6.2%           1,772            6.05
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $6,015,300         32.5%          $9,240          $31.53

INCOME BEFORE FIXED CHARGES           $5,599,100         30.3%          $8,601          $29.35

FIXED CHARGES
Property Taxes                          $479,400          2.6%            $736           $2.51
Personal Property Taxes                   35,600          0.2%              55            0.19
Other Taxes (2)                           78,800          0.4%             121            0.41
Insurance                                 79,900          0.4%             123            0.42
Equipment Rent (3)                        39,900          0.2%              61            0.21
                                      ----------        ------         -------        --------
    Total Fixed Charges                 $713,600          3.9%          $1,096           $3.74

INCOME BEFORE RESERVE                 $4,885,500         26.4%          $7,505          $25.61

Reserve for Replacement of FF&E         $739,300          4.0%          $1,136           $3.87
Capital Expenditures                           0          0.0%               0            0.00
                                       ---------     ---------         -------        --------
                                        $739,300          4.0%          $1,136           $3.87

INCOME BEFORE DEBT SERVICE            $4,146,200         22.4%          $6,369          $21.73
                                      ==========     =========         =======        ========






                           Sheraton Inn Lakeside

                          Statement of Estimated
                            Income and Expenses

                                   2006

                                                                                  Per Occupied
                                          Amount         Ratio        Per Room        Room/Day

Number of Days Open/Year                     365
Available Rooms (Daily)                      651
Available Rooms (Annually                237,615
Occupancy Percentage                                       80%
Occupied Rooms                           190,800
Average Room Rate                                                                       $76.00

REVENUES
Rooms                                $14,500,800         75.9%         $22,275          $76.00
Food                                   2,153,300         11.3%           3,308           11.29
Beverage                                 457,500          2.4%             703            2,40
Telephone                                403,700          2.1%             620            2.12
Corner Market                            942,000          4.9%           1,447            4.94
Rentals and Other Income (Net)(1)        659,300          3.4%           1,013            3.46
                                      ----------      --------         -------         -------
    Total Revenues                   $19,116,600        100.0%         $29,365         $100.19

DEPARTMENTAL EXPENSES
Rooms                                 $4,238,900         29.2%          $6,511          $22.22
Food & Beverage                        2,036,300         78.0%           3,128           10.67
Telephone                                222,000         55.0%             341            1.16
Corner Market                            612,200         65.0%             940            3.21
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $7,109,400         37.2%         $10,921          $37.26

TOTAL DEPARTMENTAL INCOME            $12,007,200         62.8%         $18,444          $62.93







                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES

Sales and Marketing                      821,400          4.3%           1,262            4.31
Management Fees                          764,700          4.0%           1,175            4.01
Franchise Fees                           870,000          4.6%           1,336            4.56
Energy                                 1,083,600          5.7%           1,665            5.68
Property Operations & Maintenance      1,193,800          6.2%           1,834            6.26
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $6,224,500         32.6%          $9,561          $32.62

INCOME BEFORE FIXED CHARGES           $5,782,700         30.2%          $8,883          $30.31

FIXED CHARGES
Property Taxes                          $496,200          2.6%            $762           $2.60
Personal Property Taxes                   36,800          0.2%              57            0.19
Other Taxes (2)                           81,600          0.4%             125            0.43
Insurance                                 82,600          0.4%             127            0.43
Equipment Rent (3)                        41,300          0.2%              63            0.22
                                      ----------        ------         -------        --------
    Total Fixed Charges                 $738,500          3.9%          $1,134           $3.87

INCOME BEFORE RESERVE                 $5,044,200         26.4%          $7,748          $26.44

Reserve for Replacement of FF&E         $764,700          4.0%          $1,175           $4.01
Capital Expenditures                           0          0.0%               0            0.00
                                       ---------     ---------         -------        --------
                                        $764,700          4.0%          $1,175           $4.01

INCOME BEFORE DEBT SERVICE            $4,279,500         22.4%          $6,574          $22.43
                                      ==========     =========         =======        ========






                           Sheraton Inn Lakeside

                          Statement of Estimated
                            Income and Expenses

                                   2007

                                                                                  Per Occupied
                                          Amount         Ratio        Per Room        Room/Day

Number of Days Open/Year                     365
Available Rooms (Daily)                      651
Available Rooms (Annually                237,615
Occupancy Percentage                                       80%
Occupied Rooms                           190,800
Average Room Rate                                                                       $78.50

REVENUES
Rooms                                $14,977,800         75.8%         $23,007          $78.50
Food                                   2,228,700         11.3%           3,424           11.68
Beverage                                 473,500          2.4%             727            2.48
Telephone                                417,800          2.1%             642            2.19
Corner Market                            975,000          4.9%           1,498            5.11
Rentals and Other Income (Net)(1)        682,400          3.5%           1,048            3.58
                                      ----------      --------         -------         -------
    Total Revenues                   $19,755,200        100.0%         $30,346         $103.54

DEPARTMENTAL EXPENSES
Rooms                                 $4,387,300         29.3%          $6,739          $22.99
Food & Beverage                        2,107,600         78.0%           3,237           11.05
Telephone                                229,800         55.0%             353            1.20
Corner Market                            633,600         65.0%             973            3.32
                                      ----------        ------        --------         -------
    Total Departmental Expenses       $7,358,300         37.2%         $11,303          $38.57

TOTAL DEPARTMENTAL INCOME            $12,396,900         62.8%         $19,043          $64.97







                                                                                  Per Occupied
                                      Amount             Ratio      Per Room        Room/Day

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General              $1,543,200          7.8%          $2,371            8.09
Sales and Marketing                      850,100          4.3%           1,306            4.46
Management Fees                          790,200          4.0%           1,214            4.14
Franchise Fees                           898,700          4.5%           1,380            4.71
Energy                                 1,121,500          5.7%           1,723            5.88
Property Operations & Maintenance      1,235,600          6.3%           1,898            6.48
                                      ----------        ------       ---------        --------
    Total Undistributed Operating     $6,439,300         32.6%          $9,891          $33.75

INCOME BEFORE FIXED CHARGES           $5,957,600         30.2%          $9,151          $31.22

FIXED CHARGES
Property Taxes                          $513,600          2.6%            $789           $2.69
Personal Property Taxes                   38,100          0.2%              59            0.20
Other Taxes (2)                           84,400          0.4%             130            0.44
Insurance                                 85,500          0.4%             131            0.45
Equipment Rent (3)                        42,800          0.2%              66            0.22
                                      ----------        ------         -------        --------
    Total Fixed Charges                 $764,400          3.9%          $1,174           $4.01

INCOME BEFORE RESERVE                 $5,193,200         26.3%          $7,977          $27.22

Reserve for Replacement of FF&E         $790,200          4.0%          $1,214           $4.14
Capital Expenditures                           0          0.0%               0            0.00
                                       ---------     ---------         -------        --------
                                        $790,200          4.0%          $1,214           $4.14

INCOME BEFORE DEBT SERVICE            $4,403,000         22.3%          $6,763          $23.08
                                      ==========     =========         =======        ========


INVESTMENT CLIMATE OVERVIEW

In establishing valuation parameters to apply to the projected operating cash flow from the proposed property, we have researched the current market for hotel investments. Arthur Andersen conducts a survey of a select group of hotel companies, investors, developers, investment bankers, and brokers. Our most recent survey was conducted at the end of the third quarter of 1996.

Our surveys indicate that the investment climate has undergone significant changes over the last five years. After the economic recession in the early 1990s, the number of hotel sales transactions increased significantly between 1993 and 1995. The price per room of lodging property has increased significantly as well. In the early 1990s, the primary buyers of hotel assets were opportunity funds and individual investors lured by the low prices as a percentage of the replacement cost. New lodging REITs, established in the early 1990s, also began to invest heavily into hotel assets. During 1995 and 1996 the larger REITS (such as Patriot American Hospitality; Starwood Lodging Trust; FelCor Suite Hotels, Inc.; and HPT) accounted for a large share of the transactions involving full-service lodging properties. These organizations must maintain the level of acquisition achieved in the past and, therefore, have been paying increasingly higher prices for lodging assets. In addition, many of the recent REIT acquisitions were completed as part of a portfolio which, attracted by the opportunity to purchase more assets in one fell swoop, often resulted in aggressive pricing parameters.

As the health of the overall U.S. lodging industry has improved, so has the interest in acquiring lodging assets. The activity of the REITS, combined with the strategic interests of hotel companies and the interest of equity investors, has resulted in a competitive acquisition market.

These changes in the investment market have resulted in a significant shift in the criteria used to evaluate a potential transaction. Terminal capitalization and discount rates assumed, which averaged 11-12 percent and 14-16 percent, respectively in 1991, decreased to an average of 10-11 percent and 12-13 percent, respectively in early 1996.

Investors interviewed in the third quarter of 1996, however, indicated that investment parameters may currently be at the "low-point" of this real estate cycle. Investors interviewed admitted that although recent acquisitions have been structured using aggressive investment parameters, they are likely to re-evaluate the assumptions and investment parameters used in the near future.

The following table summarizes the results of our investor survey completed at the end of the Third Quarter 1996.

---------------------------------------------------------------
  Arthur Andersen Hotel Investor Survey - Third Quarter 1996
---------------------------------------------------------------

                                        Range

Free and Clear Discount Rates           12.0%-15.0%

Terminal Capitalization Rates           10.0%-12.5%

Going-In Capitalization Rates           10.0%-11.0%

Equity Return Req. (leveraged)          20.0%-30.0%

Equity Return Req. (unleveraged)        12.0%-18.0%

Cash on Cash Return Requirements        10.0%-17.5%
--------------------------------------------------------------

DISCOUNTED CASH FLOW ANALYSIS

The discounted cash flow (DCF) technique converts the projected stream of benefits, either before or after financing, as appropriate, into a present value. Once the projection of net income or cash flow is accomplished, a discount rate and capitalization rate at reversion must be chosen. The selection of these rates is somewhat subjective, since investor criteria for the acquisition of real property is subject to variation, and no organized property exchange exists.

Discount Rates

A free and clear discount rate is used to discount future earnings without regard to any leverage or financing. Since there has been a general lack of hotel financing over the last several years, most of the larger hotel transactions have involved all cash purchases. Discount rates (or internal rate-of-return requirements) typically vary by a number of factors: long-term investor-return requirements on alternative investments; type and motivation of investor; property type - e.g., hotel, apartments, etc.; and local market area conditions. Our survey of investor criteria indicated that investors are currently assuming discount rate that range from 12 to 15 percent.

After giving full consideration to these surveys as well as to the type of property being appraised, its competitiveness in its market place, and general market conditions, a discount rate of 14 percent, applied to net cash flow before debt service, is judged to be appropriate.

Terminal Capitalization Rates

The "exit" capitalization rate at reversion is used to convert the projected stream of income beyond the last year of the projection period into a value at the end of the projection period. Our investor surveys revealed capitalization rates ranging from 10.0 to 12.5. The Orlando market has reflected strong growth over the last year and is expected to exhibit continued upside potential in the near term. Our analysis reflects the upside potential of the market in the estimates of future cash flow projections and considers the subject hotel's ability to reflect improved operations as a result of the overall market growth.

The subject hotel was originally built in 1973 with expansions in 1977, 1980 and 1982. By the year 2007, much of the physical plant will be 35 years old. It is likely than an investor would select a more conservative residual capitalization rate to reflect the overall age of the subject property at the end of 2007. To reflect the age of the property, we have assumed a cap rate within the upper end of the range indicated by our investor survey. On the basis of this analysis, we have judged a terminal capitalization rate of 11.5 percent to be appropriate for the subject Sheraton Hotel.

Conclusion by Discounted Cash Flow Analysis

Application of the discounted cash flow technique to the total projected net income for the appraised property as presented on the following pages yields a fee simple value estimate for the subject at January 1, 1997 of $28,000,000.


                       Discounted Cash Flow Analysis
                           Sheraton Inn Lakeside
                            Kissimmee, Florida

                                                                                Net Present Value
                               Income Before     Residual         Discount        Income Before
Year                           Debt Service      Value (1)    Factor (2) & (3)    Debt Service
----                          --------------    ----------    ----------------  -----------------
1997                            $2,368,900                          0.8772          $2,077,982
1998                             3,202,100                          0.7695           2,463,912
1999                             3,597,100                          0.6750           2,427,940
2000                             3,561,600                          0.5921           2,108,753
2001                             3,604,600                          0.5194           1,872,116
2002                             3,691,700                          0.4556           1,681,889
2003                             3,852,000                          0.3996           1,539,403
2004                             4,003,600                          0.3506           1,403,498
2005                             4,146,200                          0.3075           1,274,989
2006                             4,279,500     $37,138,348 (4)      0.2697          11,172,208
                                                                                    ----------

                                                              Value at January 1, 1997:$28,020,000
                                                              Value Per Room:          $43,041

Notes:
(1) Income Before Debt Service in the exit year was capitalized at 11.5 percent. (2) Income was discounted to net present value using a 14.0 percent discount rate.
(3)  Analysis uses end-point discounting.
(4)  A sales commission of 3.0 percent was assumed.

          E. RECONCILIATION AND FINAL VALUE ESTIMATE

Valuation of the appraised property has been developed by the direct sales comparison approach and the income approach. Various appraisal techniques and methods were utilized in these analyses and the fee simple value estimates derived by each approach is summarized as follows:

---------------------------------------------------- --------------------
                                    Amount               Price Per Room

Cost Approach                           N/A                       N/A

Sales Comparison Approach       $28,000,000                   $43,000

Income Approach                 $28,020,000                   $43,000

-------------------------------------------------------------------------

The Cost Approach is most useful when valuing new or nearly new properties or when appraising special purpose properties. The reliability of this approach is diminished as buildings and other forms of improvement increase in age and begin to depreciate. The resulting loss in value becomes increasingly difficult to accurately quantify. The cost approach was therefore not utilized in valuing the subject property.

The Sales Comparison Approach is frequently a good indicator of value, especially when a sufficient number of relevant transactions with reliable information on each is available. The sales comparison approach was used as an indicator of the reliability of results obtained from the income capitalization approach.

The income capitalization approach is generally considered the most applicable method for estimating the value of investment properties, as it incorporates the economic motivations of buyers and sellers in the analysis. The reliability of this approach is enhanced when adequate data are available to assure proper development of the income, expense, and capitalization rate analyses.

Based upon the research and analyses performed in the development of these approaches, and with primary emphasis on the income approach, it is our opinion that the market value of the fee simple interest in the appraised property as a going concern, as of January 1, 1997 is:

                   TWENTY EIGHT MILLION DOLLARS
                          ($28,000,000)

In accordance with the Uniform Standards of Professional Appraisal Practice (USPAP), prepared by The Appraisal Standards Board of The Appraisal Foundation, it is necessary to identify and separately value any personal property, fixtures, or intangible items that are not real property but are included in the appraisal. Personal property and fixtures in a hotel consists of a variety of components including bedroom case-goods, bathroom fixtures, restaurant and kitchen equipment, signage, computers and other related items. Our physical inspection of the property indicated that these items were generally in good condition relative to the age of the property.

We estimate that the replacement cost for the furniture, fixtures, and equipment at the subject hotel is approximately $12,000 per room, in constant 1996 dollars. This estimate is based upon a industry averages. Assuming an average useful life of eight years and an effective age of five years, the value of the furniture, fixtures, and equipment is estimated to be approximately $4,500 per room. On the basis of this analysis, the value of the personal property for the subject hotel is estimated to be $2,929,500.

Since a hotel's furniture, fixtures, and equipment is such an integral component of the facility's ability to generate income and is seldom removed from the property or sold separately, the value produced by the separation of the personal property component from the real property is not particularly meaningful.

                            F. ADDENDA

                   F.1 HOTEL SALES COMPARABLES


 Name:                                RAMADA INN RESORT MAINGATE

 Location:                            Kissimmee, FL

 Grantor (Seller):                    Buckingham International, PLC

 Grantee (Buyer):                     Samoth USA

 Date of Sale:                        June 1996

 Sales Price:                         $15,000,000 (including the
                                                  $1.5 million renovation)
 Property Rights Conveyed:            Fee Simple

 Number of Rooms:                     390

 Year Built:                          1973

 Price per Room:                      $38,462

 Occupancy (1996):                    80 percent

 Average Rate  (1996):                $48.00

 Est. Gross Room Revenue (1996):      $5,466,240

 Est. Net Income Before Debt Svc.:    n/a

 Overall Capitalization Rate:         n/a

 Comments:
                  The Ramada Inn Resort Maingate was purchased by Samoth USA as a part of an eight-hotel portfolio for $78 million. Six properties out of this portfolio are located in the Orlando market including the Ramada Inn Resort Maingate and the Holiday Inn Maingate West, both of which are considered to be the subject's competition. Samoth USA purchased the entire portfolio from Buckingham International PLC for an estimated $34,667 per room in June of 1996. Samoth USA has not allocated or determined individual prices for each hotel within the portfolio. We have estimated the allocated price by dividing the $78 million by the total number of rooms in the portfolio.

                  The property is in the process of undergoing
                  $1.5 million renovation to expand the hotel's dedicated meeting space and upgrade its facilities. This renovation price is included in the adjusted sales price.

 Name:                             THE INN AT MAINGATE

 Location:                         Kissimmee, FL

 Grantor (Seller):                 Maingate Joint Venture, LP

 Grantee (Buyer):                  GENCOM

 Date of Sale:                     Pending, January 1997

 Sales Price:                      $25 million (Including $8 million renovation)

 Property Rights Conveyed:         Fee Simple

 Number of Rooms:                  580

 Year Built:                       1984

 Price per Room:                   $43,103

 Occupancy (1996):                 75 percent

 Average Rate  (1996):             $45.00

 Est. Gross Room Revenue (1996):   $7,144,875

 Est. Net Income Before Debt Svc.: n/a

 Overall Capitalization Rate:      n/a

 Comments:
                   This hotel is included in the subject hotel's competitive supply and is located within one-fourth of one mile from the Sheraton. Reportedly, GENCOM is to purchase this hotel in January 1997 for $25 million. The planned $8 million renovation will include the upgrade of the existing facilities and an addition of 20,000 sq.ft. of meeting space. After the termination of the Radisson affiliation in January 1996, the property was operated as an independent hotel. Upon completion of the planned renovation, the new owners plan to convert the hotel to a DoubleTree affiliation. The renovation cost is included in the purchase price.

 Name:                               HOLIDAY INN HOTEL  AND SUITES

 Location:                           Kissimmee, FL

 Grantor (Seller):                   Friendship Management Co.

 Grantee (Buyer):                    Maingate Investors Partners LP

 Date of Sale:                       March 1994

 Sales Price:                        $35,000,000

 Property Rights Conveyed:           Fee Simple

 Number of Rooms:                    668

 Year Built:                         1973

 Price per Room:                     $52,395

 Occupancy (1994):                   75 percent

 Average Rate  (1994):               $48.00

 Est. Gross Room Revenue (1994):     $8,775,520

 Est. Net Income Before Debt Svc.:   n/a

 Overall Capitalization Rate:        n/a
 Comments:
                  This hotel is located on the intersection of US-192 and World Drive, which is the direct access road to World Disney World Resort. The Holiday Inn is approximately four miles east of the subject property along Irlo Bronson Memorial Highway. Maingate Investors Partners purchased the hotel in March of 1994 for $35 million or $52,395 per room. The property was in need of renovations at the time of the transaction. The purchase price of $35 million included the renovation cost of $5 million. This renovation included an upgrade of the existing facilities including guest rooms and the public area.

                  The hotel underwent another renovations in 1996 that included converting 55 guest rooms to "Kid Suites." These Kid Suites are oversized rooms that have a separate sleeping area for children with bunk beds and/or single beds, a TV, and a VCR. The children's rooms are shaped like "forts" with partial walls that separate the children's sleeping area from the rest of the room. The hotel is a pilot site for the Holiday Inns' "Kid Suites" concept, and as a Holiday Inn affiliation, enjoys strong market presence. The property has been highly popular due to the availability of suites and is very well maintained. The current owner also owns Holiday Inn SunSpree Resorts in Lake Buena Vista.

Name:                           RADISSON TWIN TOWERS HOTELS AND CONFERENCE
                                CENTER

Location:                       Orlando, FL

Grantor (Seller):               Bank of America

Grantee (Buyer):                Malayan United Industries

Date of Sale:                   November 1995

Sales Price:                    $37,625,000

Property Rights Conveyed:       Fee Simple

Number of Rooms:                742

Year Built:                     1972

Price per Room:                 $50,708

Occupancy (1995):               69 percent

Average Rate  (1995):           $63.71

Est. Gross Room Revenue (1995): $12,103,785

Est. Net Operating Income :     n/a

Overall Capitalization Rate:    n/a

Comments:
               The hotel has two identical high-rise
               buildings, thus the name, twin towers. The property is located along I-Drive and has good access and visibility. The hotel is situated near Universal Studio's entrance and features 58,000 sq.ft. of meeting space. The property also offers a junior
               Olympic size outdoor swimming pool,
               jacuzzi, exercise room, several food and beverage outlets, and 24-hour room service.
               The property sold in late November 1995, and was, reportedly, in excellent condition at the time.

                 F.2 SUBJECT PROPERTY PHOTOGRAPHS

                    Paste Photograph # 1 Here











                          Main Entrance









                     Paste Photograph #2 Here














                        Building Exterior

                    Paste Photograph # 3 Here








                       Remodeled Guest Room









                     Paste Photograph #4 Here















     Patio outside of the Meeting Room facing the Black Lake

                    Paste Photograph # 5 Here








                            Mini Mart










                     Paste Photograph #6 Here














                Aruba, Caribbean themed Restaurant

                F.3 COMPETITIVE HOTEL PHOTOGRAPHS

                    Paste Photograph # 1 Here











                       The Inn at Maingate









                     Paste Photograph #2 Here














                          Hilton Gateway

                    Paste Photograph # 3 Here








                    Ramada Inn Resort Maingate









                     Paste Photograph #4 Here















                  Holiday Inn Resort Nikki Bird

                    Paste Photograph # 5 Here








                    Holiday Inn Maingate West










                     Paste Photograph #6 Here














                  Holiday Inn Hotels and Suites

                  F.4 PROPERTY LEGAL DESCRIPTION

                  F.4 PROPERTY LEGAL DESCRIPTION

                          WARRANTY DEED

           THIS WARRANTY DEED made and executed the 20th day of February, 1987, by Orlando Lakeside Associates Limited, a limited partnership existing under the laws of the State of Florida, and having its principal place of business at AIRCOA Tower at Metropoint, 4600 South Ulster Street, Suite 1200, Denver, Colorado 80237 ("Grantor"), to AIRCOA Hotel Partners, [Limited?], a Delaware limited partnership ("Grantee"), whose post office address is c/o Associated Inns & Restaurants Company of America, AIRCOA Tower at Metropoint, 4600 South Ulster Street, Suite 1200, Denver, Colorado 80237. Wherever used herein the terms "Grantor" and "Grantee" include each of the parties to this instrument and their successors and assigns.

           WITNESSETH: That Grantor, for and in consideration of the sum of Ten and No/100 Dollars and other valuable consideration, the receipt whereof is hereby acknowledged, by these presents does grant, bargain, sell, alien, remise, release, convey and confirm unto Grantee, all that certain land situate in Osceola County, Florida and more particularly described in Exhibit A attached hereto and by this reference made a part hereof (the "Property").

           TOGETHER with all the tenements, hereditaments and appurtenances thereto belonging or in anywise appertaining.

           TO HAVE AND TO HOLD, the same in fee simple forever.

           AND Grantor hereby covenants with Grantee that it is lawfully seized of the Property in fee simple; that it has good, right and lawful authority to sell and convey the Property; that it hereby fully warrants the title to the Property and will defend the same against the lawful claims of all persons whomsoever; and that the Property is free of all encumbrances, except for those items set forth on Exhibit B attached hereto and by this reference made a part hereof.

           IN WITNESS WHEREOF Grantor has caused these presents to be executed in its name, by its proper general partner thereunto duly authorized, the day and year first above written.

                            Orlando Lakeside Associates
                            Limited, a Florida limited
                           partnership

                            By:  AIRCOA Hotel Partners, L.P., a
                                 Delaware limited partnership,
                                 general partner

                                 By:    Associated Inns &
                                        Restaurants Company of
                                        America, a Delaware
                                        corporation, general
                                        partner

                                        --------------------------
                                        By:_____________ President

ATTEST:  __________________

Signed and delivered in the
presence of:

---------------------------

---------------------------

STATE OF NEW YORK   )
                    ) ss.
COUNTY OF NEW YORK  )

           On the 20th day of February, 1987, before me personally came Frank D. Palmer and David Kleinkopf to me known, who being by me duly sworn, did depose and say that they reside in Denver, Colorado and Denver, Colorado, respectively, that they are the Vice President and Assistant Secretary, respectively, of Associated Inns & Restaurants Company of America, a Delaware corporation, which is the corporation described in and which executed the foregoing Warranty Deed as general partner of AIRCOA Hotel Partners, L.P., a Delaware limited partnership, as general partner of Orlando Lakeside Associates Limited, a Florida limited partnership, named as grantor in the foregoing Warranty Deed; that they know the seal of said corporation; that the seal affixed to said document is such corporate seal; that it was so affixed by order of the board of directors of said corporation and that they signed their names thereto by like order.

                                 --------------------------
                                 Notary Public

This Instrument prepared by:
[Holmes?], Roberts & Owen
1700 Broadway, Suite 1800
Denver, Colorado  80290

                            EXHIBIT A

                        LEGAL DESCRIPTION
                            (Lakeside)

PARCEL 1:

BEGINNING AT THE SOUTHEAST CORNER OF THE SW 1/4 OF NE 1/4 OF
SECTION 3, TOWNSHIP 25 SOUTH, RANGE 27 EAST, OSCEOLA COUNTY, FLORIDA, RUN N 89 deg. 32' 12" E. ALONG THE SOUTH LINE OF THE NE 1/4 OF SAID SECTION 3, 358.0 FEET; RUN THENCE N 00 deg. 27' 48" W, 70 0 FEET; RUN THENCE N 30 deg. 27' 48" W, 63.0 FEET; RUN THENCE N 29 deg. 32' 12" E, 152.0 FEET; RUN THENCE N 27 deg. 32' 53" W, 129.44 FEET; RUN THENCE N 76 deg. 11' 17" W, 140.0 FEET;
RUN THENCE N 11 deg. 18' 00" W, 96.0 FEET; RUN THENCE N 78 deg. 44' 00" E, 80.0 FEET; RUN THENCE N 43 deg. 48' 43" E, 159.17
FEET; TO THE SOUTHWESTERLY RIGHT-OF-WAY LINE OF OLD STATE ROAD NO. 520; RUN THENCE NORTHWESTERLY ON A 1096.28 FOOT RADIUS CURVE CONCAVE TO THE LEFT, 848.00 FEET (CHORD N 59 deg. 14' 30" W,
827.76 FEET); RUN THENCE S 43 deg. 48' 43" W, 336.28 FEET, TO THE NORTHEASTERLY RIGHT-OF-WAY LINE OF NEW STATE ROAD NO. 530; RUN THENCE S 46 deg. 11' 17" E, ALONG SAID RIGHT-OF-WAY LINE, 523.0 FEET; RUN THENCE N 43 deg. 48' 43" E, 201.91 FEET; THENCE RUN S 76 deg. 11' 17" E, 223.43 FEET; RUN THENCE S 00 deg. 27' 48" F,
228.40 FEET TO A POINT ON THE SOUTH LINE OF AFORESAID SW 1/4; RUN THENCE N 89 Deg. 32' 12" E, 202.91 FEET, TO THE POINT OF BEGINNING.


PARCEL 2:

FROM THE SOUTHEAST CORNER OF THE SW 1/4 OF NE 1/4 OF SECTION 3. TOWNSHIP 25 SOUTH, RANGE 27 EAST, OSCEOLA COUNTY, FLORIDA, THENCE RUN S 89 deg. 32' 12" W, ALONG THE SOUTH LINE OF SAID SW 1/4 OF NE 1/4 202.91 FEET, TO THE POINT OF BEGINNING; CONTINUE S 89 deg. 32' 12" W, 215.0 FEET, TO THE NORTHEASTERLY RIGHT-OF-WAY LINE OF NEW STATE ROAD NO. 530; RUN THENCE N 46 Deg. 11' 17" W, ALONG SAID RIGHT-OF-WAY LINE, 199.0 FEET; RUN THENCE N 43 deg. 48' 43" E, 201.91 FEET; RUN THENCE S 76 deg. 11' 17" E, 223.43 FEET; RUN THENCE S 00 deg. 27' 48" E, 228.40 FEET TO THE POINT OF BEGINNING.


PARCEL 3:

FROM THE SOUTHEAST CORNER OF THE SW 1/4 OF THE NE 1/4 OF SECTION 3, TOWNSHIP 25 SOUTH, RANGE 27 EAST, OSCEOLA COUNTY, FLORIDA, RUN N 89 deg. 32' 12" E, ALONG THE SOUTH LINE OF THE NE 1/4 OF SAID
SECTION 3, 358.0 FEET TO THE POINT OF BEGINNING; CONTINUE N 89 deg. 32' 12" E, 295.08 FEET TO THE WESTERLY RIGHT-OF-WAY LINE OF OLD STATE ROAD NO. 530; RUN THENCE N 20 deg. 46' 17" W, ALONG SAID RIGHT-OF-WAY LINE, 427.18 FEET TO THE POINT OF CURVE OF A

1096.28 FEET RADIUS CURVE TO THE LEFT; RUN THENCE ALONG SAID CURVE, 111.68 FEET; RUN THENCE S [40?] deg. 48' 43" W, 159.17
FEET; RUN THENCE S 78 deg. 44' 00" W, 80.0 FEET; RUN THENCE S 11 deg. 10' 00" E, 96.0 FEET; RUN THENCE S 76 deg. 11' 17" E, 140.0
FEET; RUN THENCE S 27 deg. 32' 53" E, 179.44 feet; RUN THENCE S 29 deg. 32' 12" W, 152.0 feet; RUN THENCE S 30 deg. 27' 48" E,
63.0 feet; RUN THENCE S 00 deg. 27' [3?]8 E, 70.0 FEET TO THE
POINT OF BEGINNING.

                                                  Conveyance to AHP

                            EXHIBIT B

                 MATTERS TO WHICH TITLE IS SUBJECT
                            (Lakeside)

1.    Taxes for 1987 and subsequent years.

2. That certain right of way established pursuant to that certain Right of Way Agreement, between Steed Family Groves, Inc., and Lancaster Corporation as recorded December 31, 1965 in Official Records Book 142, Page 43, Public Records of Osceola County, Florida.

3. That certain right of way established pursuant to that certain Dedication of Right of Way as recorded on October 28, 1971 in Official Records Book 228, Page 613 and subsequently reaffirmed pursuant to that certain Joinder in and Reaffirmation of Right of Way as recorded on August 20, 1975 in Official Records Book 315, Page 266, Public Records of Osceola County, Florida.

4. Easement in favor of Florida Power Corporation as recorded in Official Records Book 251, Page 127, Public Records of
      Osceola County, Florida.

5. The Right of Ronald E. Dowdy d/b/a House of Imports under that certain unrecorded Lease between the said Ronald E.
      Dowdy d/b/a House of Imports and Orlando Lakeside Associates Ltd. d/b/a Sheraton-Lakeside Inn dated May 26, 1982.

6. Any claim to any portion of the land described herein lying below the mean high water line of Black Lake as of the date of the State of Florida being admitted to the Union.

7. Cablevision Television Installation and Service Agreement as recorded on August 27, 1984 in Official Records Book
      763, Page 680, Public Records of Osceola County, Florida.

8.    Fire Protection Agreement as recorded on August 22, 1986 in
      Official Records Book 783, Page 175, Public Records of
      Osceola County, Florida.

9.    Survey prepared by Johnston's Engineers, Inc., dated
      December 19, 1986, Job #204-07 shows the following:

      (a) 25 foot building set back line on the Easterly and Northerly lot lines adjacent to Old State Road #530;

      (b) 15 foot building set back line on the Northwesterly lot line;

      (c) 35 foot building set back line on the Southwesterly lot line;

      (d) 25 foot building set back line on the Southerly lot line;

      (e) Encroachment of tennis courts into building set back line on South lot line, also a portion of the tennis courts encroaches into 30 foot roadway assessment as recorded in Official Records Book 142, Pages 43 through 45, Public Records of Osceola County, Florida; and

      (f) Chain link fence encroaches into building set back lines on South lot line, Easterly and Northeasterly lot lines along Old State Road #530.

10. Mortgage executed by Lake Gateway Motor Inn, Inc., a Florida corporation and Orlando S.L., Ltd., an Ohio limited partnership, by its general partner Associated Inns & Restaurants Company of America, in favor of The Equitable Life Mortgage and Realty Investors, a Massachusetts Voluntary Association of the type commonly known as the Massachusetts Business Trust, dated December 1, 1976, filed December 2, 1976 in Official Records Book 345, Page 698, given to secure the original sum of $4,700,000.00, said Mortgage subsequently assigned by Assignment of Mortgage recorded in Official Records Book 363, Page 718 in favor of The Equitable Life Assurance Society of the United States, Public Records of Osceola County, Florida.

11.   Mortgage executed by Lake Gateway Motor Inn, Inc., a
      Florida corporation and Orlando S.L., Ltd., an Ohio limited partnership in favor of The Equitable Life Assurance
      Society of the United States, a New York corporation, dated
      October 12, 1979, filed October 16, 1979 in Official
      Records Book 454, Page 340 of the Public Records of Osceola
      County, Florida, given to secure the original sum of $3,100,000.00.

12. Consolidation and Modification Agreement between Lake Gateway Motor Inn, Inc., a Florida corporation, Orlando S.L., Ltd., an Ohio limited partnership and The Equitable Life Assurance Society of the United States as recorded on June 12, 1980 in Official Records Book 483, Page 354, Public Records of Osceola County, Florida. (Consolidates and modifies the mortgages described in numbers 11 and 12 above.)

13. Financing Statement naming The Equitable Life Assurance Society of the United States as secured party, recorded in Official Records Book 4[5?]4, Page 357 and continuation thereof as recorded on September 28, 1984 in Official

      Records Book 756, Page 2903, Public Records of Osceola
      County, Florida.

14. Financing Statement naming The Equitable Life Assurance Society of the United States and The Equitable Life Mortgage and Realty Investors as secured party, recorded in Official Records Book 363, Page 714, said financing statement subsequently assigned to The Equitable Life Assurance Society of the United States by Assignment as recorded in Official Records Book 363, Page 718, Public Records of Osceola County, Florida.

15. Financing Statement naming The Equitable Life Assurance Society of the United States and The Equitable Life Mortgage and Realty Investors as secured party, recorded in Official Records Book 363, Page 716, said financing statement subsequently assigned to The Equitable Life Assurance Society of the United States by Assignment as recorded in Official Records Book 363, Page 718, Public Records of Osceola County, Florida.

16. Financing Statement naming Equico Lessor, Inc. as secured party, recorded in Official Records Book 562, Page 495,
      Public Records of Osceola County, Florida.

17. Financing Statement naming Equico Lessors, Inc. as secured party, recorded in Official Records Book 562, Page 501,
      Public Records of Osceola County, Florida.

18. Rights and claims of parties in possession not shown of public record.

                       F.5 INDEMNIFICATION

                              AIRCOA
                       HOTEL PARTNERS, L.P.

March 11, 1997

BY TELECOPY - 212-708-6523
Arthur Andersen LLP
1345 Avenue of the Americas
New York, New York  10105
Attn:  Mr. Thomas McConnell

Mr. James W. Hire
Hire & Associates
1383 Solitude Lane
Evergreen, CO  80439

Mr. Anthony C. Dimond
Miramar Asset Management Inc.
617 Veterans Boulevard, Suite 212
Redwood City, CA  94063

Houlihan Lokey Howard & Zukin
1930 Century Park West
Los Angeles, CA  90067
Attn:  John Schoenfeld

Re:   Arthur Andersen Appraisals/AIRCOA Hotel Partners, L.P.
      ("AHP")

Ladies and Gentlemen:

This letter is to confirm certain agreements and approvals of Arthur Andersen LLP ("AA") and the AIRCOA Parties and HLHZ (as defined below) related to certain uses by AHP's Special Advisory Committee (the "Special Committee") of AA's appraisal of certain real property and improvements owned by AHP (the "Appraisal") prepared in connection with a loan to AHP by the Hongkong and Shanghai Bank (the "HSBC Loan"). This letter supplements that certain letter dated February 18, 1997, by AHP to AA, the terms of which are incorporated herein by reference. The following has been agreed to by AHP and the Special Committee (collectively, the "AIRCOA Parties"), and the Special Committee's financial advisors Houlihan, Lokey, Howard & Zukin ("HLHZ") (collectively, the "AIRCOA Parties") and AA:

1. AA agrees that copies of the Appraisal may be provided to the Special Committee and HLHZ for review in connection with the acquisition of limited partnership interests in AHP by Regal Hotel Management, Inc. AA acknowledges that HLHZ and the Special Committee have indicated to AHP an intent to rely upon the Appraisals in connection with consideration of the transaction described above and that AHP intends for HLHZ and the Special Committee to so rely.

2. The AIRCOA Parties acknowledge their agreement to the procedures performed as described in the accompanying Appraisal and accept responsibility for the sufficiency of those procedures for their purposes. Consequently, AA makes no representation regarding the sufficiency of the procedures described therein for the purpose for which the accompanying Appraisal was originally requested, for the AIRCOA Parties' or HLHZ's purposes, or for any other purpose. Had AA been engaged to perform additional procedures, other matters might have come to AA's attention that would have been reported to the AIRCOA Parties. Furthermore, AA has not performed any procedures subsequent to the date of Appraisal and therefore AA accepts no responsibility for events and circumstances occurring after that date.

3. The Appraisal is being provided to the AIRCOA Parties and HLHZ for informational purposes only. The AIRCOA Parties should complete their own due diligence in connections with the transaction described above to the extent they consider necessary. It is understood that the reading of the accompanying Appraisal does not substitute for the AIRCOA Parties' own due diligence.

4. By acceptance of this letter, the AIRCOA Parties and HLHZ agree that neither AA nor any of its affiliates, partners, employees or representatives shall have any liability to them relating to the use of the accompanying Appraisal, except to the extent such liability arises from AA's gross negligence or willful misconduct.

5. This letter and the accompanying Appraisal are intended solely for the use of AIRCOA Parties and HLHZ and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.

6. In connection with the transaction described above, AA consents to including, to the extent required by federal securities laws, a copy of the Appraisal and/or a summary thereof or a reference thereto in the Schedule 13E-3 and related proxy statement with the Securities and Exchange Commission by AHP or the Special Committee, provided that AA shall have the right to approve the content of any summary of the Appraisals, such approval not to be unreasonably withheld.

7. This letter does not modify or amend in any respect the engagement letter dated February 19, 1997 among HLHZ, AIRCOA Hospitality Services, Inc., and AIRCOA Hotel
      Partners, L.P.

Please indicate your acceptance of these arrangements by signing and returning a copy of this letter to AA.

                                 AIRCOA HOTEL PARTNERS, L.P.

                                 By:    AIRCOA Hospitality
                                        Services, Inc., general
                                        partner


                                 By:______________________________
                                 Name:
                                 Title:


                                 By:______________________________
                                 Name:
                                 Title:


                                 AIRCOA HOSPITALITY SERVICES, INC.
                                 a Delaware corporation


                                 By:______________________________
                                 Name:
                                 Title:


                                 By:______________________________
                                 Name:
                                 Title:

                                 ARTHUR ANDERSEN LLP


                                 By:______________________________
                                 Name:
                                 Title:

                                 HOULIHAN, LOKEY, HOWARD &
                                    ZUKIN, INC.


                                 By:______________________________
                                 Name:  John A. Schoenfeld
                                 Title:   Co-Director, Real Estate
                                          Group

                                 AHP SPECIAL COMMITTEE


                                 By:______________________________
                                 Name:  James W. Hire


                                 By:______________________________
                                 Name:  Anthony C. Dimond

                       F.5 INDEMNIFICATION

                       Arthur Andersen LLP



                           Appraisal of:

                       REGAL UNIVERSITY INN


                      DURHAM, NORTH CAROLINA



                              As of:
                          JANUARY 1, 1997







                           Prepared For:


                    AIRCOA Hotel Partners, L.P.
                         Special Committee

                           March 31,1997






                           Prepared By:

                        ARTHUR ANDERSEN LLP
          Hospitality Industry Consulting Services Group

                 [Letterhead of Arthur Andersen]




March 31, 1997

Mr. James W. Hire
Hire & Associates
1383 Solitude Lane
Evergreen, CO  80439


Mr. Anthony C. Dimond
Miramar Asset Management, Inc.
617 Veterans Boulevard, Suite 212
Redwood City, CA  94063

Re:   Appraisal of Regal University Inn; Durham, North Carolina
      As of January 1, 1997

Dear Gentlemen:

As requested, we have completed an appraisal of the fee simple interest in the above-referenced property. The reader is advised that our Firm has not audited, examined, reviewed or applied agreed-upon procedures to the financial data contained in the accompanying report unless specifically noted. We have relied on information, including but not limited to industry statistics, relevant market, demographic and financial data assembled by us through direct research conducted by our staff or from secondary sources as well as information provided by you. While these sources of information are generally recognized as authoritative in the field or otherwise considered reliable, we have not audited this information nor do we warrant its completeness or accuracy. The opinion of market value subject to stabilized occupancy expressed herein is subject to the assumptions and limiting conditions set forth in the body of the accompanying report.

We understand that our valuation will be used to assist you in determining the fair market value for internal purposes and may not be disclosed to a third party without the prior written approval of Arthur Andersen L.L.P.

Based upon our research and analysis, it is our opinion that the market value of the fee simple interest, including furniture, fixtures and equipment, as of January 1, 1997 is

        -- Fifteen Million, Eight Hundred Thousand Dollars
                          ($15,800,000)


We appreciate the opportunity to serve you. Please call if you have any questions or if we can be of further assistance.

Very truly yours,

ARTHUR ANDERSEN LLP

/s/ Arthur Andersen LLP

Regal University Hotel, Durham, North Carolina                Page i
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                         TABLE OF CONTENTS



SUMMARY OF CRITICAL FACTS AND CONCLUSIONS.......................iii

GENERAL ASSUMPTIONS AND LIMITING CONDITIONS......................iv

CERTIFICATION...................................................vii

A.  INTRODUCTION..................................................1

A.1  SUBJECT PROPERTY IDENTIFICATION..............................1
A.2  OWNERSHIP HISTORY............................................1
A.3  PURPOSE AND FUNCTION OF THE VALUATION........................1
A.4  PROPERTY RIGHTS APPRAISED....................................3
A.5  EFFECTIVE DATE OF THE VALUATION..............................3
A.6  EXPOSURE PERIOD..............................................3
A.7  SCOPE OF THE APPRAISAL.......................................3

B.  ANALYSIS OF THE SUBJECT PROPERTY AND ITS MARKET...............5

B.1  DESCRIPTION AND ANALYSIS OF THE PROPERTY.....................5
  Location........................................................5
  Legal Description...............................................5
  Land............................................................5
  Property Improvements...........................................6
  Property Inspection............................................10
  Past Renovations and Capital Requirements......................11
  Property Taxes.................................................12
  Zoning.........................................................15
B.2  AREA ANALYSIS...............................................17
  Economic and Demographic Indicators............................18
  Employment.....................................................20
  Office Market Overview.........................................22
  Transportation.................................................23
  Tourism and Recreation.........................................25
  Convention and Trade Show Market...............................26
  Conclusion.....................................................27
B.3  HIGHEST AND BEST USE ANALYSIS...............................28
  Highest and Best Use of The Land as if Vacant..................28
  Highest and Best Use of The Property As Currently Improved.....30
  Conclusion and Reconciliation of Highest and Best Use..........32

C.  ANALYSIS OF COMPETITIVE LODGING SUPPLY AND DEMAND............33

C.1  COMPETITIVE LODGING SUPPLY..................................33
  Identified Competitive Supply..................................33
  Additions To Supply............................................40
C.2  LODGING SUPPLY AND DEMAND ANALYSIS..........................42
  Overall Demand Trends in the Durham, North Carolina
  Lodging Market.................................................42
  Lodging Demand in the Identified Competitive Supply............42
  Demand Segmentation And Estimated Demand Growth................45
C.3  ESTIMATED OCCUPANCY AND AVERAGE ROOM RATE...................54
  Market Penetration & Average Annual Occupancy..................54
  Projected Average Daily Room Rate..............................60

Regal University Hotel, Durham, North Carolina               Page ii
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D.  THE APPRAISAL PROCESS........................................63

D.1  THE COST APPROACH...........................................63
D.2  SALES COMPARISON APPROACH...................................64
D.3  INCOME APPROACH.............................................69
  Historical Financial Performance...............................70
  Estimated Operating Results....................................74
  Investment Climate Overview....................................85
  Discounted Cash Flow Analysis..................................86

E.   RECONCILIATION AND FINAL VALUE ESTIMATE.....................89

F.  ADDENDA......................................................91
F.1  HOTEL  SALES COMPARABLES....................................92
F.2  SUBJECT PROPERTY PHOTOGRAPHS................................97
F.3  COMPETITIVE HOTEL PHOTOGRAPHS..............................101
F.4  PROPERTY LEGAL DESCRIPTION.................................105
F.5  INDEMNIFICATION............................................111

Regal University Hotel, Durham, North Carolina              Page iii
--------------------------------------------------------------------



             SUMMARY OF CRITICAL FACTS AND CONCLUSIONS

Property Name:            Regal University Hotel

Property Address:         2800 Campus Walk Avenue
                          Durham, North Carolina 27705

Property Location:        The hotel is situated on 2800 Campus Walk
                          Avenue.  Campus Walk Avenue connects to
                          Moreene Road. The site is located adjacent to North Carolina Route 15/501, access to which is obtained from Moreene Road.

Property Type:            A four story, full-service hotel operated by
                          Richfield Management

Number of Rooms:          322-rooms

Owner of Record:          Durham Operating Partnership

Interest Appraised:       Fee Simple

Land Area:                460,864-square feet (10.58 acres)

Building Area:            241,000-square feet

Year Completed:           1982 (Extension added in 1986)

Highest and Best Use:
   Land as though vacant: Hold for future hotel development
   Land as improved:      Hotel

Date of Valuation:        January 1, 1997

Date of Inspection:       November 6, 1996


Value Indications (Including Furniture, Fixtures, and Equipment):

                                          $ Amount       $ Per Room
     Cost Approach:                            n/a              n/a

     Sales Comparison Approach:       $ 15,778,000         $ 49,000

     Income Approach:                 $ 15,800,000         $ 49,068
                                      ------------         --------

     Reconciled Value Indication:     $ 15,800,000         $ 49,068
                                      ============         ========

Regal University Hotel, Durham, North Carolina               Page iV
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            GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal report is subject to the following general assumptions and limiting conditions:

 1. No investigation has been made of, and no responsibility is assumed for, the legal description of the property being valued or legal matters, including title or encumbrances. Title to the property is assumed to be good and marketable unless otherwise stated. The property is assumed to be free and clear of any liens, easements, or encumbrances unless otherwise stated.

 2. Information furnished by others, upon which all or portions of this appraisal are based, is believed to be reliable but has not been verified in all cases. No warranty is given as to the accuracy of such information.

 3. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization has been or can readily be obtained or renewed for any use on which the value estimates contained in this report are based.

 4. Full compliance with all applicable federal, state, and local zoning, use, occupancy, environmental, and similar laws and regulations is assumed unless otherwise stated.

 5. No responsibility is taken for changes in market conditions, and no obligation is assumed to revise this report to reflect events or conditions which occur subsequent to the appraisal date hereof.

 6. The opinion of value is predicated on the financial structure prevailing as of the date of this appraisal.

 7. Responsible ownership and competent property management are assumed.

 8. Areas and dimensions of the property were obtained from sources believed to be reliable. Maps or sketches, if included in this report, are only to assist the reader in visualizing the property, and no responsibility is assumed for their accuracy. No independent surveys were conducted.

 9. It is assumed that there are no hidden or un-apparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging engineering studies that may be required to discover them.

10. No soil analysis or geological studies were ordered or made in conjunction with this report, nor was an investigation made of any water, oil, gas, coal, or other subsurface mineral and use rights or conditions.

11. Neither Arthur Andersen LLP nor any individual signing or associated with this report shall be required by reason of this report to give further consultation, provide

Regal University Hotel, Durham, North Carolina                Page v
--------------------------------------------------------------------


      testimony, or appear in court or at other legal proceedings unless specific arrangements therefore have been made.

12. This report has been made only for the purpose stated and shall not be used for any other purpose. Neither this report nor any portions thereof (including, without limitation, any conclusions as to value or the identity of Arthur Andersen LLP or any individuals signing or associated with this report or the professional associations or organizations with which they are affiliated) shall be disseminated to third parties by any means without the prior written consent and approval of Arthur Andersen LLP.

13. The date of value to which the opinions expressed in this report apply is set forth in the opinion letter at the front of this report. Our value opinion is based on the purchasing power of the U.S. dollar as of that date. We have no obligation to update our findings and conclusions for changes in market conditions which occur subsequent to our fieldwork.

14. Our study and report were based on assumptions and estimates which are subject to uncertainty and variation. These estimates are often based on data obtained in interviews with third parties, and such data are not always completely reliable. Therefore, while our estimates were conscientiously prepared on the basis of our experience and the data available to us, we make no warranty of any kind that the financial results projected will, in fact, be achieved.

15. Unless otherwise stated in this report, no hazardous material, which may or may not be present on or near the property, was observed. We have no knowledge of the existence of such materials on or in the property; however, we are not qualified to detect such substances. The presence of potentially hazardous substances, such as asbestos, urea-formaldehyde foam insulation, or industrial wastes, may affect the value of the property. The value estimates herein are predicated on the assumption that there is no such material on, in, or near the property that would cause a loss in value. No responsibility is assumed for any such conditions or for any expertise or engineering knowledge required to discover them. The client should retain an expert in this field if further information is desired.

16. This appraisal has been made in conformance with the Uniform Standards of Professional Appraisal Practice of The
      Appraisal Foundation.

17. The allocation in this report of the total valuation among components of the property applies only to the program of utilization stated in this report. The separate values for any components may not be applicable for any other purpose and must not be used in conjunction with any other appraisal.

18. Arthur Andersen LLP consents to including, to the extent required by federal securities laws, a copy of the Appraisal and/or summary thereof or a reference thereto in the Schedule 13E-3 and related proxy statement with the Securities and Exchange Commission by AHP or the Special Committee, provided that Arthur Andersen shall have the right to approve the content of any summary of the Appraisals, such approval not to be unreasonably. This report and parts thereof, and any additional material

Regal University Hotel, Durham, North Carolina               Page vi
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      submitted, may not be used in any prospectus or printed
      material used in connection with the sale of securities or participation interests in any Public Offering, Securities and Exchange Commission filing, or other public document.

19. Arthur Andersen LLP's maximum liability relating to services rendered under this report (regardless of form of action, whether in contract, negligence, or otherwise) shall be limited to the charges paid to Arthur Andersen LLP for the portion of its services or work products giving rise to liability. In no event shall Arthur Andersen LLP be liable for consequential, special, incidental, or punitive losses, damages, or expenses (including, without limitation, lost profits, opportunity costs, etc.) even if it has been advised of their possible existence.

20.   The Americans with Disabilities Act became effective
      January 26, 1992. We did not make any observations or interpretations on compliance with the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since we have no direct evidence relating to this issue, we did not consider possible non-compliance with the requirements of ADA in estimating the value of the property.

Regal University Hotel, Durham, North Carolina              Page vii
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                           CERTIFICATION

We certify that to the best of our knowledge and belief:

-- The statements of fact contained in this report are true and correct.

-- The reported analyses, opinions, and conclusions are limited only by the accompanying limiting conditions and assumptions, and are our personal, unbiased professional analyses, opinions and conclusions.

-- We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

-- Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

-- Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Uniform Standards of Professional
    Appraisal Practice;

-- As of the date of this report, M. Donald Poore, Jr., MAI, has completed the requirements of the continuing education program of the Appraisal Institute.

-- A personal inspection of the property that is the subject of this report was made by Jeffrey Summers and Niall Kelly on November 6, 1996 M. Donald Poore, Jr., MAI, did not personally inspect the property.

-- Jeffrey Summers and Niall Kelly provided significant professional assistance to the persons signing this report.

-- The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

Regal University Hotel, Durham, North Carolina             Page viii
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--  Neither all nor any part of the contents of this report
    (especially any conclusions as to value or the identify of the appraiser) shall be disseminated to the public through advertising media, public relations media, news media, sales media, or any other public means of communication without the prior written consent and approval of the undersigned.


                               /s/ Roger S. Cline
                               --------------------------
                               Roger S. Cline
                               Partner


                               /s/ M. Donald Poore
                               --------------------------
                               M. Donald Poore, MAI
                               Director, Valuation Services Group
                               North Carolina Certified
                                Appraiser No. A1084

Regal University Hotel, Durham, North Carolina                Page 1
--------------------------------------------------------------------


                          A. INTRODUCTION


A.1  SUBJECT PROPERTY IDENTIFICATION

Property Address:                 2800 Campus Walk Avenue
                                  Durham, North Carolina 27705

Tax Reference:                    Property Account # 2021395/1
                                  Personal Property Account # 6354880/1

County Assessor's Parcel Number:  02-287-01-019

Current Owner of Record:          Durham Operating Partnership, L.P.




A.2  OWNERSHIP HISTORY

AIRCOA Hotel Partners, L.P., a Delaware limited partnership ("AHP" or the "Partnership") was organized in December 1986, by AIRCOA Hospitality Service, Inc. ("AHS" or the "General Partner") to acquire, own, operate and sell hotels and resort properties. The Partnership owns and operates the Regal University Inn through an operating company. The property is currently owned by Durham Operating Partnership, L.P., a Delaware Limited Partnership whose offices are located at 5775 DTC Boulevard, Suite 300, Englewood, Colorado 80111. The title was last transferred on February 20, 1987 from Aircoa Hotel Partners, L.P.

The partnership owns a 99 percent limited partner interest in the Durham Operating Partnership L.P. which holds title to the Regal University Inn. AHS, a wholly owned subsidiary of Richfield Hospitality Services, Inc. ("Richfield"), is also the one percent General Partner of the Durham Operating partnership, L.P. Richfield operates the subject property for the Partnership under a management agreement, which is described herein.


A.3  PURPOSE AND FUNCTION OF THE VALUATION

The purpose of this report is to estimate the market value of the fee simple estate in the subject property. Arthur Andersen LLP has been engaged by the Special Committee of AIRCOA Hotel

Regal University Hotel, Durham, North Carolina                Page 2
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Partners, L.P (AHP) for the purpose of assisting them in
assessing the value of the individual properties owned by the partnership.

As used herein, market value is defined as1:

      "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of the sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

      a.   buyer and seller are typically motivated;

      b. both parties are well informed or well advised, and acting in what they consider their best interests;

      c. a reasonable time is allowed for exposure in the open market;

      d. payment is made in terms of cash and United States dollars or in terms of financial arrangements comparable thereto; and

      e. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

This appraisal has been prepared in compliance with the Appraisal Standards Board requirements and is a self-contained appraisal report. The report contains all information significant to the solution of the appraisal problem and reports all significant data in comprehensive detail.


--------

1 Uniform Standards of Professional Appraisal Practice, Appraisal Foundation, 1990 Edition.

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A.4  PROPERTY RIGHTS APPRAISED

The property rights appraised are the fee simple ownership of the Regal University Hotel, including the land and improvements, including furniture, fixtures, and equipment.


A.5  EFFECTIVE DATE OF THE VALUATION

The effective date of this value estimate is January 1, 1997. The property was inspected by Jeffrey Summers and Niall Kelly on November 6, 1996.


A.6  EXPOSURE PERIOD

Exposure period refers to the amount of time which a property would have been on the market prior to the date of appraisal for it to sell at the appraised value. The current marketplace has been characterized by illiquidity and capital restraints, particularly on the part of banks, which has affected the time in which real estate takes to sell. The market for most types of properties was much more active in the 1980s due to greater availability of credit and greater investor optimism. The volume of transactions of hotel properties diminished in 1991 and 1992, and there was less investment and development activity in the marketplace. Since 1993, the markets have shown significant improvement and there has been a marked increase in sales activity. Most of the investors with whom we have spoken agreed that an exposure period of between six months and one year would be sufficient in order to maximize the price for a property such as the subject.


A.7  SCOPE OF THE APPRAISAL

As part of this assignment, the appraisers made a number of independent investigations and analyses. In conducting our investigation, various governmental planning agencies and the local Chamber of Commerce were contacted for demographic data, land policies and trends, and growth estimates. Neighborhood data were supplemented by physical inspection of the defined area. Information regarding zoning, utilities, and other limitations on site utilization was obtained from the client and through the appropriate agencies. Both the site and the surrounding area was inspected to determine suitability for hotel use. All phases of the local


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Regal University Hotel, Durham, North Carolina                Page 4
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lodging market were analyzed for past trends and current data.
Estimated income and occupancy levels, expenses, and income structures are based upon this market evidence.

A diligent search for comparable data was conducted, and comparable information was obtained from both public and private sources. In the case of comparable sales and rental data, attempts were made to contact the buyers or sellers or other knowledgeable third parties to verify that the transactions were at arm's length, cash equivalent, and market reflective. Because there was a limited number of comparable hotel sales in the subject market area, we extended our search to other markets. The sales comparison approach was employed; however, we did not place significant reliance on it but used it as a test of reasonableness. The cost approach was not utilized as it is considered to have limited reliability due to the difficulty in estimating the significant depreciation and external obsolescence present at the Regal University Hotel. The income capitalization approach was given primary emphasis as there was sufficient data for its application and it reflects the typical investor's behavior.

Our analysis was based upon reasonable assumptions of future activities, including the continuation of the Richfield
Management Contract and the Regal Hotel affiliation. Changes in these assumptions and the economy would be likely to affect the value estimate of the hotel.


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Regal University Hotel, Durham, North Carolina                Page 5
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        B. ANALYSIS OF THE SUBJECT PROPERTY AND ITS MARKET

This section of the report presents a description and analysis of the subject property's location, improvements, physical condition, need for capital expenditures, property taxes, and zoning. In addition, this section of the report presents a review of the subject's market area and an analysis of the property's highest and best use.


B.1  DESCRIPTION AND ANALYSIS OF THE PROPERTY

LOCATION

The subject of the appraisal is a 10.58-acre parcel of land that is improved by a 322-unit hotel. The property, built in 1982 and known as the Regal University Hotel, is located to the north of Campus Walk Avenue in Durham, North Carolina. The civic address of the property is 2800 Campus Walk Avenue, Durham, North Carolina 27705.

LEGAL DESCRIPTION

A detailed legal description is provided in the addenda of this report.

LAND

Size and Configuration: The subject site is irregular in shape and contains 460,864 square feet, or 10.58 acres.

Frontage and Accessibility: The subject has frontage on Campus Walk Avenue. The neighborhood in which the subject hotel is located is to the west of downtown Durham, North Carolina. The neighborhood is bounded to the west by Route 15/501; to the north by Route 85/501; to the east by Route 147; and to the south by interstate 40. The subject facility is located approximately one and one-half miles west of the Duke University Medical Center at the interchange of Campus Walk Avenue and Moreene Road with Route 15/501.


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Regal University Hotel, Durham, North Carolina                Page 6
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The area surrounding the subject property is predominantly
residential with commercial land uses located beside the interchange of Route 15/501 with Campus Walk Avenue and Moreene
Road, and Route 147 and Route 15/501.

Topography: The subject parcel is irregular in shape and contains
10.58 acres. The topography of the site is slightly sloping on the perimeter at an angle. The site is somewhat below grade from its primary ingress and egress on Campus Walk Avenue. The improvements, however, are situated on relatively level terrain with reasonably good access from Campus Walk Avenue and Moreene Road, as well as North Carolina Route 15/501.

Flood plain: The property, according to the Durham City Department of Engineering, is not located in a flood hazard area. The Department of Engineering further noted that the property does not lie in the floodway. The property is located on FEMA Map Number 37063C -0064G (effective February 1996), Map Panel 64 of 280.

Utilities and Public Services: All utilities are available to the site including public gas, water, sewer, telephone, and electric.

Easements and Encroachments: Typical utility and access easements exist through the subject site. We are not aware of any easements which negatively impact the subject.

Development on Neighboring Sites: There is limited development to the west and north of the subject hotel. To the west is Moreene Road and its intersection with Route 15/501. Route 15/501 proceeds to traverse north of the subject hotel. The other areas surrounding the Regal University Hotel are made up of primarily residential properties.

PROPERTY IMPROVEMENTS

General

The Regal University Hotel is a 322-unit full-service property located on 10.58 acres. The Hotel bedroom block, which is located at the rear of the building, is four stories high. The front of the building, in which the conference and banqueting facilities are located, is three stories high. It contains a restaurant, a lounge, an indoor swimming pool and approximately 14,000 square


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Regal University Hotel, Durham, North Carolina                Page 7
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feet of meeting space. The hotel was developed in phases;
the original building opened in 1982 with 228 guest rooms. The remaining 94 guest rooms were added in 1986. The subject hotel changed affiliation, from Sheraton to Regal as of August 1996.

Guest Rooms

At present the hotel contains 322- guest room/suite units, of which 43 percent are king-bedded rooms. Double-double bedded units account for approximately 54 percent of the total inventory. The following table details the number of rooms by type of room.

--------------------------------------------------------
  Current Suites Configuration of the Subject Hotel
--------------------------------------------------------

  King Rooms                       140
  Double-Double Rooms              176
  Suites                             6

--------------------------------------------------------
  Total Number                     322
--------------------------------------------------------


All the guest rooms at the hotel have been recently renovated. This included the replacement of carpets, wallpapering and soft goods. The case goods in the rooms have not been replaced. Guest amenities include a radio, television with remote control, telephone, desk and chair. Sixteen guestrooms have kitchenettes, and these rooms are primarily designed for long term guests at the hotel.

Food and Beverage Outlets

There are two food and beverage outlets within the subject hotel, both of which are located on the ground floor. The Bel Gusto restaurant, which is newly renovated and has an Italian theme, is the hotel's only restaurant; Breakfast, Lunch and Dinner are served there. The Lobby Lounge, situated adjacent to Bel Gusto, is the hotel bar, and light snacks can also be obtained there.

Meeting and Banquet Space

The property contains 13,816-square feet of dedicated meeting space. The following table details the meeting space available at the Regal University Hotel:


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Regal University Hotel, Durham, North Carolina                Page 8
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-------------------------------------------------------------------
  Meeting Room or         Location/     Number of      Square
   Ballroom Name            Floor       Divisions       Feet
-------------------------------------------------------------------

  Greenbriar Ballroom         2              4          3,868
  Brightleaf Ballroom         3              4          3,868
  Executive Ballroom          1              1            760
  Conference Suites (7)     1/2              1        760 (each)

-------------------------------------------------------------------
  Total Meeting Space                                  13,816
-------------------------------------------------------------------

Recreational Facilities

The subject hotel has an indoor pool with sun deck and whirlpool, exercise equipment, health spa, beauty salon and gift shop.

Other Services

The Regal University Hotel has 378 parking spaces which are provided free of charge. The hotel also provides complimentary transportation services to Raleigh-Durham International airport.

Structural Systems:

Floor-Area Ratio:   0.52 (FAR = Building Area SF divided by Land Area SF)

Floors: The bedroom block, which is located at the rear of the building, has four stories. The front of the building, where the conference and banqueting facilities are located, has three floors.

Foundation:         Poured concrete footings

Building Frame:     Block, reinforced steel and concrete pillars

Roofing System:     Mansard facia, composition built-up

Exterior Walls:     Stucco, plate glass, steel frame windows

Mechanical Systems:

   HVAC System: There are 322 General Electric independent through-the-wall heating and air conditioning units. The air in public spaces is recycled through eight Carrier Air units that are located on the roof of the property.



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Regal University Hotel, Durham, North Carolina                Page 9
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Boilers:

      --  Guest Rooms:              N/A

      --  Meeting and Public Space: N/A


Chillers:

      --  Guest Rooms:              N/A

      --  Meeting and Public Space: N/A



   Fire Protection System: All areas are fully covered by a sprinkler system, with the current sprinkler system being installed in 1991. Heat and smoke detectors, located throughout the building, are connected to a fire control panel at the front desk.

   Elevators:

Passenger Elevators:             There are four elevators that travel from
                                 the lobby to the third floor.

      --  Cab Manufacturer:       Otis
      --  Control Manufacturer:   Otis
      --  Age:                    1982


Service Elevators:               There is one elevator that travels from the
                                 kitchen on the ground floor to the service stations on each of the three floors.

      --  Cab Manufacturer:       Otis
      --  Control Manufacturer:   Otis
      --  Age:                    1982



   Plumbing: Domestic water is provided by City Water - Town of Durham direct to the hotel via an eight-inch water main located at the street level. There is a separate eight-inch water main that feeds the hotel for the sprinkler system.

   Electrical System: Service is provided via a 277/480 volt transformer vault owned by Duke Power. There are in-house transformers to break this down to 120 volts. There is no emergency generator.



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Regal University Hotel, Durham, North Carolina               Page 10
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Interior Finishes:

   Floor Coverings:

Lobby:                           Hardwood

Meeting Rooms:                   Carpet

Lobby:                           Hardwood

Corridors:                       Carpet



   Walls and Partitions:

Lobby:                           Sheetrock and vinyl

Meeting Space:                   Wall vinyl

Guest Rooms:                     Wall vinyl

Corridors:                       Wall vinyl



PROPERTY INSPECTION


We completed an in-depth tour of the property's physical plant including 1) the property exterior and parking; 2) the public space, lobby, meeting space, and food and beverage facilities; and 3) the back-of-the-house space including kitchens, storage rooms, housekeeping, laundry, administrative offices, and mechanical and electrical equipment. In addition, we toured guest rooms including suites, king and double-double guest room types. We also inspected the variations of these room types, such as those with kitchenettes and the variety of suites.

A significant renovation of the property occurred over the last year. This renovation is effectively the first full renovation that the hotel has undergone since it was first opened.



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Regal University Hotel, Durham, North Carolina               Page 11
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The lobby of the hotel has been renovated in the last year and it provides a very good impression with new case goods and carpeting. New lighting fixtures have also been put in place in the lobby area. The Bel Gusto restaurant was completely renovated, which involved the painting of murals on the walls and the acquisition of new furniture, save for the original tables.
The floor was also tiled in line with the "terrace" theme of the restaurant.

The bedrooms have been refurbished with new carpets and wall vinyl. The soft furnishings in the rooms have been replaced; however the original case goods are still in place. The case goods are in need of replacement, as they are showing their age. Many rooms, in particular the king-bedded rooms, appear sparsely furnished, due to the size of the rooms and a relative lack of furniture in them. The bedroom segment of the room is over 300 square feet, and the case goods are small in size. The mattresses on the beds are in need of replacement. The bathrooms have not been renovated since the hotel opened and they appear old and dated, which negatively impacts the otherwise renovated sense of the guestrooms.

PAST RENOVATIONS AND CAPITAL REQUIREMENTS

The capital expenditures history for the Regal University is presented below. The budgeted expenditure for 1997 is also included.

-----------------------------------------------------------------------------
                      Capital Expenditure History
                     Regal University Hotel, Durham
-----------------------------------------------------------------------------
                      1993       1994         1995        1996       1997
                      ----       ----         ----        ----       ----
Rooms & Corridors    $ 24,383  $ 424,940  $ 1,932,639  $ 133,701   $ 50,000
Public Areas           36,694     99,257       55,762    778,935     92,300
Back of House          37,904     19,481       67,494     52,906     55,000
                       ------     ------      ------      ------     ------

Total                $ 98,981  $ 543,678  $ 2,055,895  $ 965,542  $ 197,300
                     ========  =========  ===========  =========  =========
% of Gross Revenue    1.7 %      8.3 %       30 %        12 %        N/A

-----------------------------------------------------------------------------
Source:       Regal University Hotel
-----------------------------------------------------------------------------



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Regal University Hotel, Durham, North Carolina               Page 12
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The capital plan for 1997 involves the replacement of air
conditioning units for the ballroom and 24 guestrooms. The ballroom doors and wall vinyl are to be replaced. Other banqueting material such as tables, chairs and a temporary dance floor are to be bought.

Two rooms, Rooms 485 and 486, which have been out of order for a number of years, are to be completely renovated. The roof is to be repaired and two laundry dryers are to be replaced. Other items to be acquired or repaired are two new PC's, a re-sealing of the front entrance and circle, and a renovation of public restrooms and the parliament suite.

In the financial projections, a balloon expense of $500,000 has been added to the third year of projections, on top of the reserve for replacement. This is in order to cover any significant once-off renovations that may occur above that covered by the reserve. Any decision, such as to completely renovate all bathrooms and/or corridors, would result in a larger sum than the reserve being required. Such renovation will be required in the future in order to maintain the competitiveness of the property and this lump sum is for such an occurrence.

PROPERTY TAXES

The subject property is under the taxing jurisdiction of Durham City and County Tax Authority. Real estate taxes are assessed on a calendar year basis and are payable annually. Personal Property taxes (furniture, fixtures, and equipment) are also assessed on a calendar basis and are payable annually.

Real Estate Taxes

Taxing Jurisdiction:     Durham City and County

Tax Account Number:      Property Account # 2021395/1

Current Tax Year:        January 1 through December 31

Tax Rates Established:   The tax rates are established annually.

Current Tax Rate:        $1.6397 per $100 of assessed value.


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Regal University Hotel, Durham, North Carolina               Page 13
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Assessments
 Established:    The assessed value currently used by the tax authorities
                 for the hotel is $5,584,239.

Reevaluations:   The next assessment of market value of the hotel, by the
                 authorities, is planned for 2000.


The table on the following page depicts the computation of the real estate taxes.

---------------------------------------------------------------------------
     Year         Assessed Value        Tax Rate/        Real Estate Taxes
                                     $100 of value
-------------------------------------------------------------------------

     1994          $ 5,584,239            1.6237            $ 90,671
     1995            5,584,239            1.6227              90,615
     1996            5,584,239            1.6397              91,565

---------------------------------------------------------------------------


In 1993, the subject's tax assessment increased to $10,023,234. This figure was contested and reduced to the current $5,584,239, with this assessment remaining stable for the last three years. The Durham County Tax office stated that the next assessment would occur in 2000. Given the renovation of the property, it is logical to assume that the next assessment will result in an increased assessed value for the hotel.

Understanding the likelihood that the assessment value and tax rates will increase, the estimation of future real estate taxes has been linked to the prospective financial analysis at a fixed rate of revenue. The revenues are estimated to improve and the property's real estate taxes have been estimated to increase accordingly. However, given the fact that the tax rates are set every year and the value of the assessment of the hotel in 2000 is unknown, it is difficult to predict with accuracy what the exact real estate tax amounts will be.

Personal Property Taxes

Taxing Jurisdiction:     Durham City and County Tax Authority

Tax Account Number:      Personal Property Account # 6354880/1

Current Tax Year:        January 1 through December 31

Tax Rates Established:   The tax rates are established on an annual basis.



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Regal University Hotel, Durham, North Carolina               Page 14
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Current Tax Rate:        $1.6397 per $100 of assessed value.

Assessments Established: Tangible personal property tax
                         returns are prepared annually. The
                         majority of these assets are classified
                         by estimating useful life and assigning
                         various depreciation percentages based
                         on the year placed in operation. This
                         method is in accordance with general
                         guidelines set by the Department of
                         Revenue.

 Reevaluations:          Annually as explained above.


The following table illustrates the computation of the personal property taxes for the last three years.

---------------------------------------------------------------------------
     Year         Assessed Value        Tax Rate/        Real Estate Taxes
                                     $100 of value
---------------------------------------------------------------------------

     1994          $ 1,057,956            1.6237              $ 17,178
     1995             959,530             1.6227                15,570
     1996            1,492,085            1.6397                24,466

---------------------------------------------------------------------------

An extensive renovation of the subject has recently been completed, and it is anticipated that additional upgrades to items classified as furniture, fixture and equipment will occur over the next few years. Hence, given the estimated increase allocated in the replacement reserve, and the corresponding decrease in the older asset base, we have estimated that personal property taxes will increase. As depreciation percentages change yearly, it is extremely difficult to estimate such calculations over a prolonged period of time, thus we have tied the increases in the personal property taxes to the increased revenue of the hotel by reflecting personal property taxes as a fixed percentage of revenue.



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Regal University Hotel, Durham, North Carolina               Page 15
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ZONING

The Regal University Hotel is governed by the zoning ordinance of the City of Durham, North Carolina. The subject property is located in the commercial district titled General Office and Institutional District (O&I-2). The primary purpose and intent of this district is to establish employment and community service activities. Support facilities and residential are allowed when compatible with surrounding uses. This zoning district is designed for use on sites near major or minor thoroughfares. The primary permitted uses include accessory buildings, banks and financial institutions, clubs, lodges, laboratories, funeral homes and other similar related uses. Minor uses which are subject to the approval of the Board of Adjustment include boarding houses, commercial dorms, hotels/motels, towers for transmitting electronic signals and other similarly related uses.

There are no proposed or pending zoning changes expected to impact the subject hotel. The Regal University Hotel did have a different zoning classification, Hotel-Motel (HM), which was changed in 1993.

Restrictions and Requirements

The following summarizes the restrictions and requirements to which the Regal University Hotel must conform under its existing zoning.

Minimum Lot Size        20,000 square feet

Minimum Lot Width       60 Feet

Minimum Front Setback   35 Feet

Minimum Side Setback    20 Feet

Minimum Rear Setback    25 Feet

Maximum Building
 Height                 Building height up to 35 feet with 20 foot sideyards

                        Building height up to 50 feet with 25 foot sideyards

                        Building height up to 90 feet with 50 foot sideyards




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Regal University Hotel, Durham, North Carolina               Page 16
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                       Building height over 90 to a maximum of
                       145 feet with 75 foot sideyards and
                       approval of the Board of Adjustment.

Parking Requirements   One space per unit plus one
                       space for every four seats of restaurant area.


On the basis of the zoning code, the property site plan, our physical inspection of the subject property, and discussions with local zoning representatives, the property appears to be in conformance with all general and specific zoning requirements.



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Regal University Hotel, Durham, North Carolina               Page 17
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B.2  AREA ANALYSIS

The Area Analysis provides information on market conditions as they currently exist in the Durham, North Carolina area. Economic and sociological trends provide insights relating to the strength of the local market area; a review of such trends has been completed to direct and support our estimates of future market growth in the lodging industry.

The following section of the report outlines general trends in the market. We consulted with the Chamber of Commerce, Convention and Visitors Bureau, and other local sources for much of the following information. When possible, information was verified directly from the primary sources.

The Durham County (MSA) comprises Durham City and most of Research Triangle Park. Durham is located in the north central portion of Piedmont North Carolina, approximately equi-distant between Atlanta and New York. The Blue Ridge Mountains are 150 miles west and the Atlantic coast is 150 miles east. Durham, which was once prominent for its tobacco production, has developed into a city renowned for its medical, biotechnological and electronics industries, as well as a city of education.

Duke University and North Carolina Central University are located in Durham. The University of North Carolina at Chapel Hill is 11 miles away, and North Carolina State University is located just over 20 miles away at Raleigh, the State Capital. The population of Durham includes approximately 145,000 people in the city, and 195,000 in the entire county. There are 125 million people within a 750-mile radius of the city.



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Regal University Hotel, Durham, North Carolina               Page 18
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ECONOMIC AND DEMOGRAPHIC INDICATORS

This section summarizes historical trends in several key economic and demographic indicators in the Durham, North Carolina market area. The following table presents historical trends in Population, Retail Sales, Eating and Drinking Sales, and Median
Household Effective Buying Power.

--------------------------------------------------------------------
          Summary of Economic and Demographic Statistics
               For the Subject Hotel's Market Area
--------------------------------------------------------------------
                                                          CAG (1)
                              1990              1995      1990-1995
                              ----              ----      ---------

Population (000's)

       City                    138,200        145,800        1.1%
       County                  184,000        195,300        1.2%
       State                 6,693,100      7,257,800        1.6%
       United States       250,812,000    264,900,900        1.1%


Retail Sales ($000's)

       City                 $1,192,736     $1,586,419        5.9%
       County                1,392,829      1,846,000        5.8%
       State                45,755,966     65,780,996        7.5%
       United States     1,807,182,519  2,355,241,609        5.4%


Eating & Drinking Sales ($000's)

       City                   $125,774       $147,001        3.2%
       County                  145,000        187,052        5.2%
       State                 4,514,364      6,462,277        7.4%
       United States       182,107,195    241,780,257        5.8%


Median Household Effective
Buying Income (EBI)

       City                    $24,228        $29,783        4.2%
       County                   28,615         33,083        2.9%
       State                    23,488         29,253        4.5%
       United States            27,912         32,238        2.9%


--------------------------------------------------------------------
Source:   Sales and Marketing Management, Survey of Buying Power.
Note:     (1)  Compound Annual Growth

--------------------------------------------------------------------


Population

Review of trends in population can often provide insights relating to overall economic growth in the region. Between 1990 and 1995, population in the city of Durham reflected a compound


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Regal University Hotel, Durham, North Carolina               Page 19
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annual increase of 1.1 percent, this was equal to the growth rate for the whole of the United States. The compound annual growth rate in the county was higher than that of the city. This reflects the growth that has taken place in the surrounding area, as a result of the entrance of new companies and the continued development in areas such as Research Triangle Park.

Retail Sales

There are a number of shopping malls and centers in the Durham City and County area. The compound annual growth for both the city and the county has been above that experienced across the United States. The sales in the county area have increased from approximately $1.4 billion in 1990 to $1.85 billion in 1995. The increase in sales can be largely attributed to the increase in the number of people working and living in the vicinity coupled with increasing affluence of the local populace.

Eating and Drinking Sales

Eating and drinking sales include the sales of all establishments selling prepared food and beverage items for consumption on the premises or for take out, as well as lunch counters and stands selling for immediate consumption. The level of eating and drinking sales in the county has increased at a compound annual rate, between 1990 and 1995, of 5.2%. The level of increase for the City of Durham has not been as high, at 3.2%. This is primarily as a result of developments occurring outside the city. The downtown area of the city is slowly beginning to go through redevelopment. There are plans for more restaurant, bar and retail development, which should positively affect the level of spending that occurs in the city in the future.

Median Household Effective Buying Income (EBI)

The compound annual growth rate for the county, between 1990 and 1995, is lower than that of the city, state or country. However, the actual median income in the county is higher than all the other benchmarks. This reflects the level of earnings that is associated with the biotechnological and electronics industries. A large proportion of those companies that are situated in and around Durham are involved in these industries.


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Regal University Hotel, Durham, North Carolina               Page 20
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EMPLOYMENT

Employment and Unemployment

Trends in employment are an excellent indicator of the overall health of a local economy. The following table presents a summary of the trends in employment and unemployment in the local market area for the last several years.

---------------------------------------------------------------------------
              Growth in Employment and Unemployment
---------------------------------------------------------------------------

                  Durham County                    North Carolina
          -------------------------------  -----------------------------
             Labor      Total     %        Labor      Total        %
             Force      Empl.     Unempl.  Force      Empl.        Unempl.
          -------------------------------  -----------------------------
 1990        495,700    469,100     5.3%   3,468,282  3,323,957     4.2%
 1991        507,300    472,300     6.9%   3,512,454  3,307,735     5.8%
 1992        519,600    490,600     5.6%   3,547,805  3,334,507     6.0%
 1993        528,700    511,670     3.2%   3,556,611  3,380,985     4.9%
 1994        544,500    522,354     4.0%   3,589,556  3,432,810     4.4%
 1995        549,625    554,550    -0.1%   3,636,142  3,478,588     4.3%

 CAG*           2.1%       3.4%                 0.9%       0.9%
---------------------------------------------------------------------------
Source:    Department of Labor and United States Bureau of Labor Statistics
Note:      CAG - Compound Annual Growth
---------------------------------------------------------------------------

Durham has developed dramatically over the past few years, to the extent that the labor force available within the county is not sufficient for all the available work. This resulted in a negative unemployment rate in 1995, a year that saw employment in the county expand by 6.2 percent. This area is attracting more companies to the area and more people to the labor pool. Among the companies that arrived in the area in the first six months of 1996 are AT&T Solutions, Bekaert Fibre Technologies, and City Search. Other companies are currently expanding, such as Beltmann Moving and Storage and, Blue Cross Blue Shield of North Carolina.

The increased level of technology- and information-based employment does not come without its difficulties for the area. There are a significant number of people who cannot benefit from the incoming employment as a result of their lack of skills. Furthermore, hotels are faced with the difficulty of trying to employ staff in a market that offers higher paying employment, with


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Regal University Hotel, Durham, North Carolina               Page 21
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more regular work hours than the employment available in hotels.
This is a significant problem for all the hotels in the area and impacts both service and payroll levels.

Employment by Industry Sector

Employment by industry sector details the number of individuals employed in the market area by each major industry category. An analysis of the trends in employment by industry sector can provide insights on which are the most important industries in the local market area and which sectors have reflected recent growth or declines. The following table presents a summary of trends in employment by industry sector for the subject market area.

--------------------------------------------------------------------
            Employment by Industry Sector (1990-1995)
                  Durham County, North Carolina
--------------------------------------------------------------------

                                   1990        1995       % Change
                            ---------------------------------------
Manufacturing                      78,000      81,258         0.8%
Construction                       24,800      28,517         2.8%
Transportation, Communication
 & Util.                           22,700      23,233         0.5%
Finance, Insurance & Real Estate   24,800      26,467         1.3%
Retail and Wholesale Trade         98,700     115,392         3.2%
Services                          119,600     160,375         6.0%
Government                        100,500     119,308         3.5%
                                  -------     -------         ---
Total Employment                  469,100     554,550         3.4%
                                  =======     =======
-------------------------------------------------------------------
Source:     Greater Durham Chamber of Commerce
-------------------------------------------------------------------


The Retail and Wholesale Trade, Services and Government sectors currently represent over 70 percent of the employment in the Durham County area. The Services sector is the largest of these three, representing 29 percent of the employment in the market area. This segment of employment has also seen the most significant compound annual growth rate from 1990 to 1995, with six percent growth. These strong growth patterns reflect the change in employment patterns in the area, from industrial- to service-based.


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Regal University Hotel, Durham, North Carolina               Page 22
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Major Employers

The following table summarizes the largest employers in Durham
County that generate demand for lodging accommodations.

-----------------------------------------------------------------------
           Company Name                      No. of Employees
-----------------------------------------------------------------------

          Duke University                         19,500
                IBM                               11,000
              NorTel                              8,300
          Glaxo Wellcome                          3,979
Blue Cross and Blue Shield of North Carolina      2,222
    Durham Hospital Corporation                   2,004
         VA Medical Center                        1,700
    Research Triangle Institute                   1,450
U.S. Environmental Protection Agency              1,400

-----------------------------------------------------------------------
Source:       Greater Durham Chamber of Commerce
-----------------------------------------------------------------------


Duke University is the largest employer in the county, and it attracts significant numbers to the hotel market. Among the types of clientele attracted by the University are the following: people attending conferences and courses at the University, parents attending events, visiting sports teams, people visiting friends and relatives at the hospitals, and people doing business with the University.

IBM, the second largest employer in the area, is located in the Research Triangle Park and was one of the initial anchor companies when the park opened. IBM has contracts with hotels in the area, particularly those around the Research Triangle Park.

OFFICE MARKET OVERVIEW

Overall City/County Office Market Area

An important indicator of the strength of the Durham County lodging environment is the strength of the market for office space. The advent of Research Triangle Park during the early 1960's, resulted in Durham becoming an important location for research and medical endeavors. The park started with speculative development of office buildings. The park succeeded and as a result spawned more development in the surrounding area. This positive development trend has yet to return to downtown Durham;


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Regal University Hotel, Durham, North Carolina               Page 23
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however the local authorities are attempting to help the
redevelopment and invigoration of the downtown area.

Many office buildings are still built speculatively, however, the emphasis now is on built-to-suit and the development of sites by the owners for their own use. The most prominent users of office, retail and industrial space are well-known international businesses such as IBM, Rhone-Poulenc, NorTel and Glaxo Wellcome. The following table illustrates the trends in available office space, absorption, and vacancy in Durham County market area. The information below refers to buildings built for leasing purposes only, not those owner occupied.


------------------------------------------------------------------------
                  Market Trends in Office Space
                  Durham County, North Carolina
------------------------------------------------------------------------
        Existing Space              Vacancy           Annual Net
                          -----------------------
Year     Square Feet*     Square Feet     Percent   Absorption (Sq. Ft.)
----------------------------------------------------------------

1992         7,947,300      715,257        9 %                -
1993         8,048,300      724,347        9 %           91,910
1994         8,081,000      646,480        8 %          110,567
1995         8,081,000      646,480        8 %                -
------------------------------------------------------------------------
Source: Greater Durham Chamber of Commerce
        * This represents property that was constructed for
          rental only rather than owner occupied.
------------------------------------------------------------------------


The office space occupancies have strengthened throughout the last six years. During the early 1990's, office space vacancy rates increased to 15 percent; however since then the vacancy rate has been below 10 percent. This indicates the strength of demand for office space in this region.

TRANSPORTATION

Roadway System and Public Transportation

Durham, North Carolina is served by two interstates, I-40 and I-85. There are five North Carolina Highways that connect to Durham, Routes 54, 55, 98, 147 and 751. There are also three U.S. highways around the Raleigh-Durham area, these being US 15, US 70 and US 501.


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Regal University Hotel, Durham, North Carolina               Page 24
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Amtrak provides train service within North Carolina. There is bus service provided around the city by DATA (Durham Area Transit Authority). Greyhound and Trailways also provide bus services to other destination. There is also a significant airport facility which is described in greater depth below.

Airport

Raleigh-Durham International Airport (RDU), located 13 miles southeast of Durham between I-40 and US 70, is North Carolina's second busiest airport. AirSouth, American, American Eagle, Continental, Delta, Delta Express, Midway, Northwest, TWA, United, United Express, USAir, USAir Express and Valujet airline companies provide over 320 scheduled flights daily.


---------------------------------------------------------------------------
                Trends in Air Passenger Activity at the
         Raleigh-Durham International Airport, North Carolina
---------------------------------------------------------------------------

                     Number of Passengers       Cargo (Tons)
---------------------------------------------------------------------------
 Year    Enplaned   Deplaned    Total     Enplaned    Deplaned    Total
---------------------------------------------------------------------------
 1990   4,651,202  4,614,793  9,265,995    38,834      36,034     74,868
 1991   4,698,513  4,683,043  9,381,556    41,642      36,060     77,702
 1992   4,977,071  4,948,293  9,925,364    47,415      40,190     87,605
 1993   4,862,285  4,833,601  9,695,886    49,497      44,296     93,793
 1994   4,497,600  4,500,654  8,998,254    58,436      52,085    110,521
 1995   2,962,701  2,974,434  5,937,135    54,213      54,174    108,387
---------------------------------------------------------------------------
 CAG*      -8.6       -8.4       -8.5        6.9        8.5        7.7
---------------------------------------------------------------------------
Source:  Raleigh-Durham International Airport
*: Compound Annual Growth
---------------------------------------------------------------------------

The dramatic decrease in passenger volume between 1994 and 1995 was as a result of American Airlines decision to cease using Raleigh-Durham International Airport (RDU) as a hub. However, RDU results for the first half of 1996 were up, with passenger traffic up 12.3 percent and Cargo business was up 3.5 percent on the previous year's business. In 1996, the airport was


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Regal University Hotel, Durham, North Carolina               Page 25
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rated the top airport in North America for business travelers in a survey conducted by the International Air Transport
Association.

TOURISM AND RECREATION

The number of visitors to this region has grown over the last few years. A large number of the conferences are taking place in the city, this has been driven by businesses in the Research Triangle Park and the celebrity of the medical institutions present in Durham. Tourism has been able to benefit from the numbers of people who have come to the region for business and stayed for pleasure afterward. Six percent of the visitors to the area are foreign, one-third of whom are Canadian. The growth in the number of visitors to the area is likely to continue for the foreseeable future.

--------------------------------------------------
            Total Tourist Visitation
             Durham, North Carolina
--------------------------------------------------

       Year                           Total

       1990                         2,300,000
       1991                         2,500,000
       1992                         2,650,000
       1993                         3,200,000
       1994                         3,450,000
       1995                         3,970,000

       Compound Annual Growth
   1990 - 1995                      11.5%

---------------------------------------------------
   Source: Durham Convention and Visitors Bureau
---------------------------------------------------


Attractions

Durham has a vibrant arts scene which is aided by the presence of three universities. Among the major events and festivals taking place are the American Dance Festival, the Bull Durham Blues Festival, North Carolina International Jazz Festival, and the Summer Festival for Creative Arts.


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Regal University Hotel, Durham, North Carolina               Page 26
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There are also visitor attractions in and around Durham, such as the University campuses, in particular Duke. There is also the Museum of Life and Science, Hayti Heritage Center and the Bennett Place State Historic Site, the location of one of the American
Civil War's largest and final surrenders between the conflicting parties.

Spectator Sports

Sports enthusiasts in Durham can enjoy three Atlantic Coast Conference schools (Duke, UNC, N.C. State) in the Greater Durham area. The Duke University campus is located proximate to the subject. The Durham Bulls Baseball team, a class A farm club for the Atlanta Braves, also enjoy a strong local following. The Bulls are one of the highest drawing minor league baseball teams in the country. The Bulls opened their new stadium in 1995 in downtown Durham within three miles of the subject.

In 1994, the Pan-Africa - U.S.A. International Track and Field
Meet took place in Durham and featured five Olympic gold medalists. The Triangle will host the 1997 World Special Olympic
Games.

Public Parks/ Facilities

The city provides nine neighborhood recreation centers, 57 parks, 72 tennis courts, 30 baseball/softball fields, five swimming pools, and approximately 1,800 acres of park land in the area. Durham also has eight golf courses (four of which are private), two riding stables, and three racquetball clubs.

CONVENTION AND TRADE SHOW MARKET

The most significant conference facilities available in Durham are at the Civic Center which contains approximately 43,000 square feet. The Civic Center was constructed in 1989 and boasts state-of-the-art facilities. Other facilities available include the Carolina Theater (39,000 square feet), Durham Arts Council building (29,000 square feet) and the Bryan Center at Duke University (28,000 square feet).


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Regal University Hotel, Durham, North Carolina               Page 27
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Convention and trade show business is developed from two primary sources: the Medical conference market and the Research Triangle
Park businesses. There are a number of hotels in the market place which also specifically target this business, among them, the Sheraton Imperial and the Regal University Hotel.


-------------------------------------------------------------------
             Growth in Convention and Trade Show Demand
                       Durham, North Carolina

-------------------------------------------------------------------

                    Number of         Number of       Number of
     Year            Events           Delegates      Room Nights

     1990              81              90,490          122,089
     1991              158            140,797          189,964
     1992              340            143,998          194,283
     1993              414            164,210          221,554
     1994              439            186,676          251,864
     1995              606            177,933          240,069

-------------------------------------------------------------------
Source: Durham Convention and Visitors Bureau
-------------------------------------------------------------------


CONCLUSION

There has been significant development in Durham, North Carolina.
This has been spearheaded by the growth and success of the Research Triangle Park, as well as the continued achievements of those involved in the Medical field in the region.

The development over the last few years has been very significant. Development in the region is likely to continue to grow; however, it is expected to occur at a slower rate than at present.


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Regal University Hotel, Durham, North Carolina               Page 28
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B.3  HIGHEST AND BEST USE ANALYSIS

The validity of an appraisal is dependent upon the consideration and conclusion of highest and best use.1 Often expressed as "the most profitable legal use," the concept requires a thoughtful analysis of many factors. Vacant land value is directly related to its highest and best use. On the other hand, an improved property may have the same or a different highest and best use than the land supporting the improvements when considered as vacant land. Therefore, for improved property, both highest and best use decisions must be separately considered, both as vacant land and as improved property. In addition to a conclusion for both the vacant land and improved property, sale and lease comparisons are usually made with properties having similar highest and best uses as the subject.

The parameters for consideration relate to legality of use, physical possibilities, financial feasibility, and maximum economic production. Single uses, interim uses, legal non-conforming uses, speculative uses or excess land determinations require further analysis.

HIGHEST AND BEST USE OF THE LAND AS IF VACANT

Legally permissible uses are those limited by zoning, easements and rights-of-way, deed restrictions, building codes, and environmental controls. These restrictions have been discussed in Section B.1 (Description and Analysis of the Property). As mentioned earlier in the zoning section of this report, the subject site is O&I-2.

Physically possible uses are limited by size, design, topography, flood possibilities and physical capacities. The subject site is approximately 460,800 square feet. It is slightly irregular in shape, below street grade and lies outside the limits of the 100-year flood plain.


--------

1 Highest and Best Use: "The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. (American Institute of Real Estate Appraisers, The Dictionary of Real Estate Appraisal, Second Edition, Copyright 1993, Page 171.


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Regal University Hotel, Durham, North Carolina               Page 29
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Drainage and topography are acceptable for a variety of uses as are the shape and frontage of the site. Although we are unqualified to render an opinion of the physical load-bearing capacity of the land or its freedom from hazardous materials, no nuisances were obvious at the time of inspection.

Financially feasible uses must be supported by sufficient demand in the neighborhood to create a sufficient return to invest over the long term. In analyzing each highest and best use alternative, the income potential from those legally permissible and physically possible uses were considered. The income from the highest and best use should be sufficient to satisfy investor requirements and operating expenses, thereby providing a return on the land.

Predominant land uses in the neighborhood provide indications of profitable land uses for the location of the subject property. The subject site is located close to Duke University Campus, and in particular, the medical facilities on campus. It is in close proximity to Routes 15/501, 147 and Interstate 40, with good access to major roadways. Development in the immediate area is primarily residential. However, the property is close to the hub of Durham's suburban shopping area. Under the current zoning, a number of uses, including hotel and office, would conform with the subject's surrounding development.

Based upon the surrounding properties, both hotel and office uses are potentially financially feasible. Hotel average daily rates
(ADR) and occupancies are currently very strong in the subject neighborhood. Average daily rates among the subject's competitive set range from $64 to $104 while occupancies range from 67 percent to 81 percent. The proximity of the subject property to Duke University gives it access to a significant demand generator for hotel services. Furthermore, there are insufficient hotels to accommodate all the demand generated by all the offices in and around Research Triangle Park on the southern side of Durham, thus the hotel gains further business from this generator.

The current office market has a vacancy rate of 8 percent, which has dropped from the mid-teens in 1990. However, the demand for office space is primarily centered in and around Research Triangle Park. Market rents in the Research Triangle Park average between $17 and $17.50 per square foot, whereas rents to the northwest of Durham, the location of the subject


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Regal University Hotel, Durham, North Carolina               Page 30
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hotel, between $15.50 and $16.00 per square foot. In researching operating statistics for the local market, as well as national averages, both through property surveys and published investor surveys, as well as analyzing the income potentials from these property types, it is our opinion that both uses are financially feasible. Therefore, we conclude that the highest and best use of the land as vacant is for hotel or office development.

HIGHEST AND BEST USE OF THE PROPERTY AS CURRENTLY IMPROVED

The subject property is currently improved with a hotel containing 322 rooms. In light of the existing improvements, a contrast with other uses is made for the optimal use which is also physically suitable for the site, legally permissible, economically feasible and the most profitable usage of the site.

As earlier indicated, the highest and best use of a property as improved may differ from the highest and best use of the land as if vacant. The "as improved" analysis assists in the identification of the use that is projected to provide the greatest overall property return on invested capital, as well as in the identification of comparable properties. Typical choices for improved property include the following usage alternatives:

             1. Demolition of the improvements
             2. Remodeling or renovation
             3. Continued usage, as is

The four tests of highest and best use are applied to each of the above alternatives. All three options are legally permissible and physically possible. The test of financial feasibility is that the use must provide a return equal to or greater than the amount needed to meet all operating expenses, financial obligations, and capital expenditures. In addition, the use must be maximally productive, or that use which produces the highest value, consistent with the rate of return warranted by the market for that use. Using current investor expectations, consideration of all three scenarios was made.


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Regal University Hotel, Durham, North Carolina               Page 31
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Demolition of the Improvements

The implication in a highest and best use analysis is that the existing improvements should be retained and/or renovated as long as those improvements continue to contribute to the total value of the property; or until the return from a new improvement would more than offset the cost of demolishing the existing improvements and constructing alternative facilities. An analysis of the subject property reveals that the existing improvements do continue to contribute to the overall value of the subject, with no alternative use available to the site which would provide a return greater than the return on current improvements after consideration of the cost to raze the current improvements and build an alternate use. Therefore, demolition of the improvements is not considered warranted, nor optimal from a highest and best use standpoint.

Remodeling or Renovation

A significant renovation of the hotel occurred between August and October of 1995, which has successfully allowed for the repositioning of the property in the marketplace as a Regal hotel. The property, which was first constructed in 1982, had not been renovated to a significant degree until this point in time. There are plans for continued work to be carried out in the future in order to preserve and improve the property. Hence, further, major renovation or remodeling of the current improvements is not required at this time.

Continued Usage As Is

As an alternative to demolition, the existing improvements could be converted to an alternate use or left as-is. Again applying the four tests to this premise, it would be physically possible, as well as legally permissible to convert the improvements to another use. However, as discussed previously, the current use as a hotel is the most maximally productive use available to the property.


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Regal University Hotel, Durham, North Carolina               Page 32
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CONCLUSION AND RECONCILIATION OF HIGHEST AND BEST USE

From the three options presented, one remains feasible for the subject. Demolition of the improvements was eliminated as an option since the existing improvements provide substantial contributory value to the property. The good condition of the subject means that substantial remodeling and renovation is not required. Therefore, continued use "as is" is the indicated highest and best use of the subject as currently improved. Also, given current market conditions, it is our opinion that the highest and best use of the site, as vacant, is for hotel or office development.

In conclusion, the highest and best use of the subject property is as currently improved, with continuous work on aspects of the product, such as bathrooms, in order to maintain and improve the market success of the product.


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Regal University Hotel, Durham, North Carolina               Page 33
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       C. ANALYSIS OF COMPETITIVE LODGING SUPPLY AND DEMAND

C.1  COMPETITIVE LODGING SUPPLY

There are two primary sub-markets in the Durham lodging market. The two sub-markets are the Research Triangle Park and Duke University. The Research Triangle Park market is business-oriented and at its peak during the week. The Duke University market creates demand throughout the week with medical and conference business, and there is further weekend business with sports events. Durham has, according to the Greater Durham Chamber of Commerce, 47 lodging facilities with approximately 5,500 guest rooms. Over half of these rooms have been built since 1986. Durham has approximately 300,000 net square feet of meeting space in major hotel convention centers and several conference facilities.

IDENTIFIED COMPETITIVE SUPPLY

In order to evaluate the subject hotel's position within the market, we have identified a competitive supply on the basis of quality and extent of facilities, location, market orientation and revenue potential. We identified five hotels as the primary competition for the Regal University Hotel. Presented on the following page is a map illustrative the location of the subject hotel and its identified competitive set. The tables on the pages following it present pertinent operating information and facilities descriptions of each competitive hotel.

              [Map of Competitive Lodging Supply]

                             PROFILE OF COMPETITIVE LODGING SUPPLY

Property Name          Regal University Hotel                 Washington Duke

                                                              Inn & Golf Club

Address                2800 Campus Walk Avenue, Durham       3001 Cameron
                                                             Boulevard, Durham

Opening Year           1982                                  1989
Affiliation            Regal                                 n/a
Management             Richfield Hospitality Services        Carnival Cruise
                                                             Lines and Hotels


Ownership              Durham Operating Partnership          Carnival Cruise
                                                             Lines and Hotels
Total Number of
Rooms (incl. suites)         322 Rooms                       171 Rooms
Number of Suites               6 Suites                        7 Suites

Estimated 1996 Market
Mix Percentage

Commercial Individual
Travelers                       13%                             25%
Leisure Individual
Travelers                       14%                             20%
Government & Preferred
 Commercial                     20%                             20%
Conference Group                33%                             33%
Group Contract                   2%                              2%

Facilities/Amenities

Restaurants                      Bel Gusto                 Fairview Restaurant

                                                           Terrace-on-the-Green

Lounges                          Lobby Bar                 Bull Durham Bar

Total Meeting Space
(Sq. Ft.)                        13,816 Sq.Ft.                 5,450 Sq.Ft.


Largest Room/Ballroom
(Sq.Ft.)                      3,868 Sq.Ft.                     4,000 Sq. Ft.
Total number of meeting
rooms/divisions              10/16 Meeting Rooms               13 Meeting Rooms

Swimming Pool                     Yes                                Yes

Exercise Room/Fitness
Center                            Yes                                No

Gift Shop/Newsstand               Yes                                Yes

Business Center                    No                                Yes

Estimated Occupancy
           -1996                  73%                                78%
           -1995                  79%                                76%
           -1994                  79%                                74%

Estimated Average
Daily Room Rate
           -1996                 $63.50                             $104.00
           -1995                 $50.80                             $100.00
           -1994                 $47.35                              $95.00

**
               PROFILE OF COMPETITIVE LODGING SUPPLY

Property Name              Sheraton Imperial             Durham Hilton

Address                    P.O.Box 13099, Research      3800 Hillsborough Road,
                           Triangle Park                Durham
Opening Year                1986                          1987
Affiliation                Sheraton                      Hilton
Management                 ITT Sheraton Corporation      Hilton Hotels
                                                         Corporation
Ownership                   n/a                          RentHotel Durham
Total Number of Rooms
 (incl. suites)             331 Rooms                     154 Rooms
Number of Suites            21 Suites                     10 Suites

Estimated 1996 Market
 Mix Percentage
 Commercial Individual
 Travelers                  20%                           25%
 Leisure Individual
 Travelers                  10%                           20%
 Government & Preferred
 Commercial                 20%                           25%
 Conference Group           35%                           20%
 Group Contract             15%                           10%

Facilities/Amenities

Restaurants                Cascades Restaurant            Tipton's Restaurant


Lounges                    Lobby Bar                     Tipton's Lobby Bar
                                                         Blue Chips Nightclub

Total Meeting Space
(Sq. Ft.)                  30,000 Sq.Ft.                  4,697 Sq.Ft.

Largest Room/Ballroom
(Sq.Ft.)                   10,080 Sq.Ft.                 3,312 Sq.Ft.

Total number of meeting
rooms/divisions            8/21 Meeting Rooms            3/7 Meeting Rooms

Swimming Pool              Lap pool, in adjacent         Outdoor pool with
                           health club                   whirlpool

Exercise Room/Fitness
Center                     Yes, in adjacent health club         Yes


Gift Shop/Newsstand        Yes                                   No

Business Center            Yes                                   No

Estimated Occupancy
           -1996           74%                                   77%
           -1995           69%                                   72%
           -1994           65%                                   68%

Estimated Average
Daily Room Rate
           -1996       $94.00                                   $84.00
           -1995       $85.00                                   $80.00
           -1994       $77.00                                   $73.00

               PROFILE OF COMPETITIVE LODGING SUPPLY

Property Name            Omni Hotel & Civic Center          Marriot Research
                                                            Triangle Park

Address                  201 Foster Street, Durham          4700 Guardian Drive,
                                                            Durham
Opening Year             1989                               1988
Affiliation              Omni                               Marriott
Management               Shaner Hotel Group                 Marriott
                                                            Hotel Corporation
Ownership                Shaner Hotel Group                 Marriott
                                                            Hotel Corporation
Total Number of Rooms
 (incl. suites)          187 Rooms                          224 Rooms
Number of Suites           3 Suites                           4 Suites

Estimated 1996 Market
Mix Percentage
 Commercial Individual
 Travelers                20%                                 50%
 Leisure Individual
 Travelers                10%                                 10%
 Government & Preferred
 Commercial               10%                                 34%
 Conference Group         30%                                 4%
 Group Contract           30%                                 2%

Facilities/Amenities

Restaurants               Lobby Restaurant                  JW's


Lounges                The Lounge                           JW's Bar

Total Meeting
Space (Sq. Ft.)        41,656 Sq.Ft.*                       3,982 Sq. Ft.

Largest
Room/Ballroom
(Sq.Ft.)               14,080 Sq.Ft.*                       3,200 Sq. Ft.

Total number of
meeting
rooms/divisions        8/13 Meeting Rooms                   6 Meeting Rooms

Swimming Pool          No                                   No

Exercise Room/Fitness
Center                 No                                   Yes

Gift Shop/Newsstand    Yes                                  Yes

Business Center        No                                   Yes

Estimated Occupancy
           -1996       67%                                  81%
           -1995       65%                                  79%
           -1994       57%                                  73%

Estimated Average
Daily Room Rate
           -1996       $74.00                               $78.57
           -1995       $77.00                               $87.00
           -1994       $72.00                               $80.00
 * The conference space mentioned as being part of the hotel, is part of the Civic Center, managed by the hotel



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Regal University Hotel, Durham, North Carolina               Page 38
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The following paragraphs describe these properties and the manner in which they compete with the Regal University Hotel.

Washington Duke Inn and Golf Club

This hotel is the most direct competition to the Regal University Hotel. This hotel's close proximity to the Duke University campus results in direct competition for the business generated by Duke University. Furthermore, the hotel is one of the most recent additions to the market, opening in 1989. It is the only hotel in the area with its own golf course.

The hotel contains 171 well appointed rooms and suites, a restaurant, a lounge, an estimated 6,000 square feet of meeting space, an outdoor pool, tennis and an 18-hole golf course. This hotel has a distinct advantage as it is able to capture the largest segment of the leisure market, while still capitalizing on its location relative to the Duke Medical Center and University for non-leisure business.

The Golf course provides an added attraction for those organizations desiring to hold conferences or meetings in the area. The facility has the highest average rate in the market.
The hotel is in excellent condition and has good access and visibility from Cameron Boulevard.

Durham Hilton Inn

The 152-room Durham Hilton Inn is located approximately one mile north of the subject property. This hotel is focused primarily on the commercial segment. This hotel is very competitive with the subject hotel. As a result of its size, the Hilton is able to command a slightly higher rate, particularly in the commercial segment.

The Durham Hilton Inn was built in 1987, and it contains 152 rooms, a restaurant, a lounge, and approximately 4,900 square feet of meeting space. It also has an outdoor pool, a sauna and an exercise room. This hotel has excellent access and visibility from Interstate 85, as well as Route 15/501. At the time of report writing, this hotel was pending sale.


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Regal University Hotel, Durham, North Carolina               Page 39
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The Omni-Durham Hotel and Convention Center

The Omni-Durham Hotel and Civic Center is located in the downtown district of Durham, attached, and with full access to, the City Civic Center. As a result, the Omni does not have any true meeting space of its own. However, management of the Omni manages the Civic Center convention facilities for the City of Durham.

This hotel was originally developed in 1989. It has 187 guest rooms, a restaurant, a lounge, and as a result of the Convention Center, meeting and exhibit space of approximately 50,000 square feet. This hotel is primarily a group-oriented facility and has captured approximately 75 percent of that market. It is noteworthy, however, that this hotel has captured very little of the Medical market segment.

This hotel is in excellent condition and is considered to be in a good location relative to the group market, but secondary in terms of the leisure and medical markets. This hotel was sold in June of 1996, the new owners are the Shaner hotel group.

Sheraton Imperial Hotel and Convention Center

The Sheraton Imperial Hotel and Convention Center is located at the southern end of Research Triangle Park. It is a ten-story high rise full service hotel with 331 guest rooms and 21 suites. The hotel has 20 separate meeting rooms, totaling 30,000 square feet, all on one level. The hotel also has a restaurant, a bar and an adjacent health club to which hotel guests have access. There are also outside tennis courts and a billiard room. The hotel is in good condition.

This hotel has, as a result of its location in the Research Triangle Park, a very significant level of transient commercial business as well as a very significant conference market due to its extensive meeting space. This Sheraton has captured a significant portion of the weekend business that the Regal University Hotel lost as a result of its flag change from Sheraton.


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Regal University Hotel, Durham, North Carolina               Page 40
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Marriott - Research Triangle Park

This hotel is located in Research Triangle Park, and contains 224 rooms and limited conference facilities. The property, which is eight years old, has been renovated continuously in a piecemeal manner, and as a result is in good condition.

As a result of the limited conference facilities, the hotel places significant focus on the commercial individual market. Mid-week, the hotel reportedly averages 98% occupancy, predominantly from commercial individuals. This hotel also captures a lot of business as a result of Marriott's honored guest program. The most significant business generator is the IBM facility which is located close by in the Research Triangle Park.

ADDITIONS TO SUPPLY

Nine new lodgings projects are projected for opening in the Durham area in the next 18 months, increasing the supply of Durham guest rooms by approximately 1,100, or 20% overall. These projects all involve the construction of limited service properties. As such, they are not seen as direct competition to the full-service Regal University Hotel. The following table lists the proposed developments.


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Regal University Hotel, Durham, North Carolina               Page 41
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--------------------------------------------------------------------------
                        Proposed Hotel Developments
                          Durham, North Carolina
--------------------------------------------------------------------------
        Rooms          Brand              Location       Proposed Opening
--------------------------------------------------------------------------
         125      Comfort Suites     I-40 & New Page Road    Mid-1997
         125   Courtyard by Marriott     Highway 54          Late-1997
         120       Extended Stay        Southsquare          Mid-1997
                    of America
         125       Homestead RTP      Park Forty Plaza       Early-1997
         120      Homewood Suites       15/501 & I-40        Early-1998
          72        Studio Plus          Highway 54          Late-1996
         280       Teer Project       Miami Blvd. & I-40     Early-1998
         132       Teer Project       Miami Blvd. & I-40     Early-1998

Total  1,099
--------------------------------------------------------------------------
Source: Durham Convention and Visitors Bureau
--------------------------------------------------------------------------

The strength of the local market in which the subject property competes is primarily a result of the large room night demand generated by business, medical and university related demand. No new hotel developments have been proposed in the same competitive set as the subject in the Durham area, save for the Marriott Courtyard. However, we are of the opinion that the strength of this market combined with the availability of land in the area and the relatively low barriers to entry are likely to attract new competition at some point during the period covered by our analysis. As a result of there being no new properties, apart from the Marriott Courtyard, available for analytical purposes we have assumed the addition of a 200-unit hotel to open in 1998. In order to account for the assumed mid-year opening we have included 100 rooms in the 1998 supply and demand analysis. The remaining 100 have been added to the 1999 supply. This assumed new hotel addition increase the number of available rooms in the competitive supply to 1,552 rooms in 1998 and 1,652 rooms in 1999.


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C.2  LODGING SUPPLY AND DEMAND ANALYSIS

OVERALL DEMAND TRENDS IN THE DURHAM, NORTH CAROLINA LODGING MARKET

The occupancy level in the Durham, North Carolina lodging market has increased by over 17 percentage points during the last five years, reflecting strong demand growth. The average daily rate increased approximately $16 over the same period of time, an overall 30 percent increase. This growth in the overall lodging market was primarily a result of improvements in the economic strength of the area, but also reflects a resurgence in the strength of the overall hotel market in the US. The local economic growth has been fueled by the success of companies in Research Triangle Park, and the renowned excellence of the medical hospitals in the area.

The following table exhibits overall growth in occupied demand, occupancy, and average room rates in Durham County, North
Carolina between 1990 and 1995.

----------------------------------------------------
Historical Trends in Durham County, North Carolina
         Occupancy and Average Rate
----------------------------------------------------

------------------------------------------------
                    Occupancy       Avg. Rate
------------------------------------------------

      1990                56.29%        $ 52.36
      1991                59.32%          53.80
      1992                60.94%          53.87
      1993                66.28%          55.02
      1994                71.46%          56.76
      1995                73.90%          68.24

CAG* 1990-1995                             5.4%

Source: Durham Convention & Visitors Bureau
* CAG: Compound Annual Growth
----------------------------------------------------


LODGING DEMAND IN THE IDENTIFIED COMPETITIVE SUPPLY

As indicated previously, we have identified five hotels as the primary competitive supply for the Regal University Hotel. The purpose of the analysis that follows is to evaluate the


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Regal University Hotel, Durham, North Carolina               Page 43
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historical and present supply and demand trends of the market in which the subject hotel competes. We have completed interviews with management of the competitive hotels and have collected statistics on the occupancy, average rate, and market mix of the competitive hotels to estimate total accommodated demand by market segment. The table below summarizes our estimate of the aggregate market demand accommodated by the identified competitive supply for 1994 and estimated year-end 1996.

-----------------------------------------------------------------------
               Historical Growth in Lodging Demand
                    in the Competitive Supply
-----------------------------------------------------------------------
                             1994           Estimated 1996
                       ------------------ ------------------      CAG*
                        Room Nts  % Total   Room Nts  % Total    94-96
                       ------------------ ------------------     -----
 Commercial Individuals   79,735     23%     93,957     25%       8.5%
 Leisure Individuals      43,441     12%     50,155     13%       7.5%
 Govt./Preferred
  Commercial              73,674     21%     82,180     22%       5.6%
 Group Conference         91,633     26%     98,572     26%       3.7%
 Group Contract           65,163     18%     53,577     14%      -9.3%
                          ------    ----     ------    ----      -----
 Total Occupied Demand   353,646    100%    378,441    100%       3.4%

 Total Available Supply  506,255            506,255

 Market Occupancy          69.9%              74.8%

 Market Average Rate     $ 71.16            $ 85.24               9.4%

 Market Revpar           $ 49.71            $ 63.72              13.2%

-----------------------------------------------------------------------
Source:   Arthur Andersen
Note:      Totals may not add due to rounding.
           * Compound Annual Growth
-----------------------------------------------------------------------



The increasing rates in the market place are a result of the increasing demand for hotel accommodation in the Durham market. Furthermore, the hotels within this competitive set are attempting to increase the amount of higher-rated business they capture. This is shown by significant growth in the compound annual growth rates for the commercial and leisure individual segments and the reduction in the availability offered to the lower-rated group markets. This trend is likely to continue as long as demand remains high.


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Our analysis of future demand growth includes assumptions of base growth in demand, unsatisfied demand, and induced demand. The following paragraphs define these sources of demand growth.

Base Growth in Demand

Base growth in demand is that growth related to the strength of the local economy. This growth assumption incorporates demand generated by other factors, such as the addition of a new convention center, new office development and absorption, improved transportation access to the market area, etc. Our assumptions take into account historical demand trends and the factors contributing to these trends. On the basis of our interviews with management and on our analysis of economic growth in the local market, base growth by market segment is estimated for each year.

Unsatisfied Demand

During peak periods of demand, many travelers in search of convenient accommodations among the hotels in the competitive supply are required to use alternative hotels due to lack of capacity in the immediate area. These groups and individuals will seek lodging in one of the other properties in the market area or will leave the immediate market. Those room nights that are not accommodated in the immediate market may be referred to as "unsatisfied demand". The unsatisfied demand occurs most often during the week when transient demand fills the hotels from Research Triangle Park through Durham City and its surrounding areas. Unsatisfied demand also occurs when there are large sporting events or commencement events occurring at the universities in the vicinity.

Induced Demand

Induced demand is defined as new room nights generated by the addition of new hotels to the market area or by the repositioning and marketing of an existing hotel to fulfill consumer needs not previously met by the existing supply. Induced demand may also include room nights generated by special events which are not expected to remain


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Regal University Hotel, Durham, North Carolina               Page 45
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permanently in the market area. An example of this will be
the staging of the 1997 World Special Olympics in the Triangle.

DEMAND SEGMENTATION AND ESTIMATED DEMAND GROWTH

Accommodated demand in the competitive hotel supply has been segmented into five major market segments: 1) Commercial Individual Travelers; 2) Leisure Individual Travelers; 3) Government and Preferred Commercial; 4) Group Conference, and 5) Group Contract. On the basis of our interviews with management of the subject hotel and its competition, and based upon an analysis of economic trends in the market, we have estimated future growth in demand in the competitive supply by market segment. The following paragraphs define the individual market segments and our estimates of demand growth. A detailed analysis of supply and demand growth for the market is presented on the following page.

Commercial Individual Traveler

This segment of demand includes individual business travelers visiting companies and other organizations located in the Durham, North Carolina market area. Much of the corporate demand accommodated by the hotels in the competitive supply is generated by companies located in the market area. These room nights may be booked at both published and discounted room rates.

This demand is largely driven by the businesses located in Research Triangle Park and its surroundings. This segment is highly seasonal, with the spring and fall months reflecting the strongest demand for roomnights. The greatest demand for rooms during the week in this segment is from Monday night through Thursday night.

                      Regal University Hotel
           Estimated Growth In Lodging Supply and Demand
               Market Area:  Durham, North Carolina

                                    Estimated
                                       1996        1997     1998
                                       ----        ----     ----


Commercial Individual Travelers                     5.0%      4.0%
  Gross Demand                         98,800    103,700   107,800
  Less:  Unsatisfied Demand             5,000      5,300     5,500
                                        -----      -----     -----
  Net Demonstrated Demand              93,800     98,400   102,300
  Plus:  Induced Demand                            1,200     3,600
                                       ------      -----     -----
TOTAL SEGMENT DEMAND                   93,800     99,600   105,900
  Growth over Previous Year                         6.2%      6.3%
  % of Total Market Demand                25%        25%       26%


Leisure Individual Travelers                        2.0%      2.0%
  Gross Demand                         51,500     52,500    53,600
  Less:  Unsatisfied Demand             1,500      1,500     1,500
                                        -----      -----     -----
  Net Demonstrated Demand              50,000     51,000    52,100
  Plus:  Induced Demand                     0        115       350
                                        -----      -----     -----
TOTAL SEGMENT DEMAND                   50,000     51,115    52,450
  Growth over Previous Year                         2.2%      2.6%
  % of Total Market Demand                13%        13%       13%

Government & Preferred Commercial                   5.0%      4.0%
  Gross Demand                         86,500     90,800    94,400
  Less:  Unsatisfied Demand             4,500      4,700     4,900
                                        -----      -----     -----
  Net Demonstrated Demand              82,000     86,100    89,500
  Plus:  Induced Demand                     0        800     2,400
                                        -----      -----     -----
TOTAL SEGMENT DEMAND                   82,000     86,900    91,900
  Growth over Previous Year                         6.0%      5.8%
  % of Total Market Demand                22%        22%       22%

Group Conference                                    4.0%      4.0%
  Gross Demand                        102,100    106,200   110,400
  Less:  Unsatisfied Demand             3,600      3,700     3,800
                                        -----      -----     -----
  Net Demonstrated Demand              98,500    102,500   106,600
  Plus:  Induced Demand                     0        600     1,800
                                        -----      -----     -----
TOTAL SEGMENT DEMAND                   98,500    103,100   108,400
  Growth over Previous Year                         4.7%      5.1%
  % of Total Market Demand                26%        26%       26%

Group Contract                                      1.0%      1.0%
  Gross Demand                         53,750     54,300    54,800
  Less:  Unsatisfied Demand               250        300       300
                                        -----      -----     -----
  Net Demonstrated Demand              53,500     54,000    54,500
  Plus:  Induced Demand                              350     1,000
                                        -----      -----     -----
TOTAL SEGMENT DEMAND                   53,500     54,350    55,500
  Growth over Previous Year                         1.6%      2.1%
  % of Total Market Demand                14%        14%       13%

TOTAL MARKET DEMAND
  Gross Demand                        392,650    407,500   421,000
  Less:  Unsatisfied Demand            14,850     15,500    16,000
                                       ------     ------    ------
  Net Demonstrated Demand             377,800    392,000   405,000
  Plus:  Induced Demand                     0      3,065     9,150
                                        -----      -----     -----
TOTAL MARKET DEMAND                   377,800    395,065   414,150
  Growth over Previous Year                         4.6%      4.8%


ANNUAL SUPPLY (ROOM NIGHTS)           506,255    520,855   566,480
Growth over Previous Year                           2.9%      8.8%

MARKET OCCUPANCY                          75%        76%       73%



                      Regal University Hotel
           Estimated Growth In Lodging Supply and Demand
               Market Area:  Durham, North Carolina
                                                                       Compound
                                                                        Annual
                                     Estimated                          Growth
                                      1999       2000        2001

                                      ----       ----        ----    -----------



Commercial Individual Travelers       4.0%       3.0%        2.0%
  Gross Demand                     112,100    115,500     117,800
  Less:  Unsatisfied Demand          5,700      5,900       6,000
                                     -----      -----       -----
  Net Demonstrated Demand          106,400    109,600     111,800
  Plus:  Induced Demand              6,200      6,400       6,400
                                     -----      -----       -----
TOTAL SEGMENT DEMAND               112,600    116,000     118,200       4.7%
  Growth over Previous Year           6.3%       3.0%        1.9%
  % of Total Market Demand             26%        26%         26%


Leisure Individual Travelers          1.0%       1.0%        1.0%
  Gross Demand                      54,100     54,600      55,100
  Less:  Unsatisfied Demand          1,500      1,500       1,500
                                     -----      -----       -----
  Net Demonstrated Demand           52,600     53,100      53,600
  Plus:  Induced Demand                600        600         600
                                     -----      -----       -----
TOTAL SEGMENT DEMAND                53,200     53,700      54,200       1.6%
  Growth over Previous Year           1.4%       0.9%        0.9%
  % of Total Market Demand             12%        12%         12%

Government & Preferred Commercial     4.0%       3.0%        2.0%
  Gross Demand                      98,200    101,100     103,100

  Less:  Unsatisfied Demand          5,100      5,300         5,400
                                     -----      -----         -----
  Net Demonstrated Demand           93,100      95,800        97,700
  Plus:  Induced Demand              4,000      4,100         4,100
                                     -----      -----         -----
TOTAL SEGMENT DEMAND                97,100     99,900       101,800     4.4%
  Growth over Previous Year           5.7%       2.9%          1.9%
  % of Total Market Demand             22%        22%           23%

Group Conference                      4.0%       3.0%          2.0%
  Gross Demand                     114,800    118,200       120,600
  Less:  Unsatisfied Demand          4,000      4,100         4,100
                                     -----       -----         -----
  Net Demonstrated Demand          110,800    114,100       116,500
  Plus:  Induced Demand              3,000      3,100         3,100
                                    -----        -----         -----
TOTAL SEGMENT DEMAND               113,800    117,200       119,600     4.0%
  Growth over Previous Year           5.0%       3.0%          2.0%
  % of Total Market Demand             26%        26%           26%

Group Contract                        1.0%       1.0%          1.0%
  Gross Demand                      55,300     55,900        56,500
  Less:  Unsatisfied Demand            300        300           300
                                     -----       -----         -----
  Net Demonstrated Demand           55,000     55,600        56,200
  Plus:  Induced Demand              1,750      1,800         1,800
                                     -----      -----         -----
TOTAL SEGMENT DEMAND                56,750     57,400        58,000     1.6%
  Growth over Previous Year           2.3%       1.1%          1.0%
  % of Total Market Demand             13%        13%           13%

TOTAL MARKET DEMAND
  Gross Demand                     434,500    445,300       453,100
  Less:  Unsatisfied Demand         16,600     17,100        17,300
                                    ------     ------        ------
  Net Demonstrated Demand          417,900    428,200       435,800
  Plus:  Induced Demand             15,550     16,000        16,000
                                    ------     ------        ------
TOTAL MARKET DEMAND                433,450    444,200       451,800     3.6%
  Growth over Previous Year           4.7%       2.5%          1.7%

ANNUAL SUPPLY (ROOM NIGHTS)        602,980       602,980     602,980    3.6%
Growth over Previous Year             6.4%          0.0%        0.0%

MARKET OCCUPANCY                       72%           74%         75%

Regal University Hotel, Durham, North Carolina               Page 47
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We estimate that this segment of demand will account for
approximately 25 percent of total accommodated demand among the competitive lodging supply by the end of 1996, a slight increase from 24 percent of the market in the competitive lodging supply in 1995. This is a result of the increased demand for rooms from Commercial Travelers in the market place and an effort by local hoteliers to shift demand into higher-rated segments. This segment of demand represents the highest rate available to the hotels, thus as the demand for rooms grow, the management of the hotels attempt to gain as much of the higher-rated demand as possible. This involves releasing booking availability from lower-rated segments.

We estimate that base growth in demand in this segment will be five percent in 1997, four percent in 1998 and 1999, three percent in 2000, and two percent thereafter. The underlying assumptions for these base growth assumptions are that there is space still available at Research Triangle Park, and there is still growth occurring in the area. However, it is assumed that the demand will temper over time as spaces fill and prices rise.

We estimate that there will be approximately 5,000 room nights of unsatisfied commercial individual traveler demand at the end of 1996. This demand will occur during peak periods when the market is sold out, mainly mid-week, particularly Thursdays. This is also further emphasized by seasonal demand surges, particularly in the spring and fall. The unsatisfied demand is expected to increase even with the advent of new properties into the market. This is because the new properties are predominantly limited service properties, and this segment of the market is less likely to use the limited service properties.

The addition of the Courtyard by Marriott and other hotels into the market place is likely to attract new commercial individual traveler demand to the competitive supply. This is as a result of the brand affiliation that is associated with these new hotels. Furthermore, the existence of a strong market in Durham is very likely to attract the development of a full service hotel in the near future.

Overall, the commercial individual traveler segment is estimated to increase at a compound annual rate of 4.7 percent between the 1996 and 2001. We expect this segment of demand to

Regal University Hotel, Durham, North Carolina               Page 48
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account for approximately 118,200 room nights by 2001, or 26 percent of total accommodated demand.

Leisure Individual Travelers

This segment of demand includes individual travelers that are visiting the market area on vacation or for other non-commercial reasons. This segment of demand includes leisure travelers booking suites and guest rooms at rack rates during special events and also includes individuals seeking discounted rates and special packages offered by the hotels during weekends and the summer periods. Demand in this segment occurs throughout the year, but is at its height during weekends. The business is, during the school year, primarily driven by the events being held at the Universities in the area, such as sporting events, parents weekend and Commencement at the Universities. Other special events in the area that attract leisure demand on weekends and during the summer months are the music and arts festivals. The Durham Bulls Minor League Baseball team, with its newly constructed ballpark, also generates leisure demand. The area has also played host to other significant sporting events, the next being the 1997 World Special Olympics.

Leisure Individual Traveler demand will account for approximately 13 percent of total accommodated demand among the competitive lodging supply at the end of 1996. Demand for room nights in this segment is estimated to increase by sixteen percent in 1996 over the levels achieved in 1995. This is as a result of the increased demand for rooms in the market place. This segment of demand represents a high rate segment and, as such, management will target this segment over other lower-rated segments as long as demand continues.

We estimate that base growth in demand in this segment will be two percent in 1997 and 1998, and one percent from 1999 through 2001. The growth forecast is low as Durham's hotel market is not tourism driven, and much of the leisure demand is event and time specific.

We estimate that there will be approximately 1,500 room nights of unsatisfied demand in the leisure individual traveler segment at the end of 1996. This demand occurs during peak


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Regal University Hotel, Durham, North Carolina               Page 49
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periods when the market is sold out. Full occupancy in this market segment occurs during popular University events such as large sporting events, homecoming or graduation ceremonies. It is estimated that unsatisfied demand will remain constant, as the growth in numbers attending events is likely to be consumed by the addition of new supply to the market.

The addition of the Courtyard by Marriott and other hotels into the market place are likely to attract a very small amount of induced leisure individual traveler business to the competitive supply. This is as a result of the brand affiliation that is associated with these new hotels.

Overall, the leisure individual traveler segment is estimated to increase at a compound annual rate of 1.6 percent between the 1996 and 2001. We expect this segment to account for approximately 54,200 room nights by 2001, or 12 percent of total accommodated demand.

Government and Preferred Commercial

This segment of demand includes business travelers who are able to avail themselves of contracted rates that have been brokered by their companies. Many organizations in the market area have accounts with the hotels in the competitive supply; the hotels in the market area offer large organizations a price discount in order to secure a higher percentage of an organization's business and volume. There are many companies in the Research Triangle Park area which have organized such packages, such as IBM, Rhone-Poulenc and Glaxo Wellcome. This segment also includes those travelers that have business with state and/or federal authorities. Examples of state and federal organizations located in and around Durham are North Carolina's State Education Assistance Authority as well as the Environmental Protection Agency, which is headquartered in the area.

This segment also includes a small segment that is important to those hotels located around Duke University, such as the Regal University Hotel. This business is related to the medical market, and it involves people who are staying for treatment at the hospitals, people visiting those staying at the hospitals and


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Regal University Hotel, Durham, North Carolina               Page 50
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those temporarily working at the hospitals. In 1996, this
business will represent approximately seven percent of total occupied rooms at the Regal University Hotel.

Demand associated with this segment occurs primarily during the week, from Monday night through Thursday night. The medical portion of this segment is evenly spread throughout the week, balanced between patients and visitors.

This segment of demand will account for approximately 23 percent of total accommodated demand among the competitive lodging supply at the end of 1996. Demand in room nights in this segment increased by 11 percent in 1996 over the levels achieved in 1995.

We estimate that base growth in demand in this segment will be five percent in 1997, four percent in 1998 and 1999, three percent in 2000, and two percent thereafter. The underlying assumptions for these base growth rates are that there is space still available at the Research Triangle Park, and there is still growth in the area. However, it is assumed that demand will ease over time as spaces fill and prices rise.

We estimate that there will be approximately 4,500 room nights of unsatisfied demand in this market segment at the end of 1996. This demand occurs during peak periods when the market is sold out, primarily during mid-week periods and on certain weekends throughout the year. As this segment has a lower rate than the Commercial Individual traveler or the Leisure Individual traveler, hotels are less likely to keep open occupancy for demand in this segment. The strongest levels of demand in this segment occur at the same time as demands in higher-rated segments. Unsatisfied demand is expected to increase each year, as the level of new supply is not expected to be sufficient to accommodate all the demand that will occur at given pressure points in the week and season.

The addition of the Courtyard by Marriott and other hotels into the market place are likely to attract a very small amount of induced leisure individual traveler business to the competitive supply. This is as a result of the brand affiliation that is presented by these new hotels.


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Regal University Hotel, Durham, North Carolina               Page 51
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Overall, the Government and Preferred Commercial segment is estimated to increase at a compound annual rate of 4.4 percent between the 1996 and 2001. We expect this segment to account for approximately 101,800 room nights by 2001, or 23 percent of total accommodated demand.

Group Conference

This segment of demand includes groups of ten or more booking through the sales office of the hotel. The group segment is made up of commercial, leisure and medical markets. The commercial business is primarily generated by the businesses that are located in the area. There is more demand for conference space than supply, hence business that may want to locate around the offices in Research Triangle Park is using the facilities at the Regal University Hotel. Leisure groups are usually linked to the universities. These include visiting sports teams and other groups. The medical group and conference market is strong as a result of the hospitals in the area. The Convention and Visitors Bureau has also made a significant contribution to the group segment, with the compound annual growth for conferences booked through the Bureau is 40 percent from 1990 to 1996. The actual number of conventions and conferences in the community wide has had a compound annual growth of 15 percent over the same period of time.

The demand occurs throughout the year, with the sporting events being predominantly confined to the University scholastic year. Furthermore, as a result of the strength of demand from the individual segments which pay higher rates, availability for conferences and groups is being pushed to Fridays and weekends by local hotel management.

This segment of demand will account for approximately 26 percent of total accommodated demand among the competitive lodging supply at the end of 1996. Demand in room nights in this segment is expected to increase by one percent in 1996 over the levels achieved in 1995. This represents the consolidation of group business within the market. While there is more group and conference business available in the market place, the hotels in this competitive set are attempting to attract the higher-rated individual customer.


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Regal University Hotel, Durham, North Carolina               Page 51
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We estimate that base growth in demand in this segment will be four percent in 1997, 1998 and 1999, three percent in 2000, and two percent thereafter. The base growth percentages are estimated to be tied to the level of business occurring in the area. As such, they are closely tied to the growth rates achieved in the individual business segments.

We estimate that there will be approximately 3,600 room nights of unsatisfied demand in this market segment at the end of 1996. This is as result of demand occurring when the conference facilities are already booked or when the rooms have already been booked by higher rated individual customers. This usually occurs during midweek periods and particularly in the spring and fall. Unsatisfied demand is expected to increase each year as the current proposed properties do not involve the building of sufficient conference and banqueting space to satisfy the growing demand.

The addition of the new hotels into the market is likely to induce a small amount of business into the market. However, the induced demand is not expected to be significant since, as previously stated, properties that are being built do not involve large amounts of conference and banqueting space.

Overall, the Group Conference segment is estimated to increase at a compound annual rate of 4.0 percent between the 1996 and 2001. We expect this segment to account for approximately 119,600 room nights by 2001, or 26 percent of total accommodated demand.

Group Contract

This segment of demand primarily consists of airline contracts and other fixed contracts. This includes the flight crews and distressed passengers generated by the airlines serving Raleigh-Durham International Airport. This segment is very price-sensitive, although it typically represents an important business segment because it generates demand throughout the year. However, the hotels in the competitive supply are reducing availability for contracts, because as the market continues to strengthen, they do not require low-rated guaranteed rooms.


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This segment of demand is expected to account for approximately
14 percent of total accommodated demand among the competitive lodging supply at the end of 1996. Demand in room nights for this segment has decreased by 23 percent in 1996 over the levels achieved in 1995. This is as a direct result of the move by hotels in this competitive set to attract higher-rated business.

We estimate that base growth in demand in this segment will be one percent throughout the projection period. The base growth percentages are estimated to grow at this low level because the amount of contract business is not expected to grow at the same rate as business in general.

We estimate that there will be approximately 250 room nights of unsatisfied demand in this market segment at the end of 1996. This demand occurs during peak periods when the market was sold out. Unsatisfied demand is not expected to increase dramatically as the new hotels entering the market will take up most of this business.

There is expected to be a small amount of induced demand that will result from the entrance of the new hotels into the market. Overall, the Group Contract segment is estimated to increase at a compound annual rate of 1.6 percent between the 1996 and 2001. We expect this segment to account for approximately 58,000 room nights by 2001, or 13 percent of total accommodated demand.

Conclusion

Overall, we estimate that the market will continue to achieve moderate growth with a compound annual growth rate of 3.6 percent between 1996 and 2001. Growth in the supply of hotels is expected, but primarily in the limited service end of the market. The hotels in this competitive set do not compete directly with limited service properties. As a result, there is likely to be a small amount of dilution of business to these properties and, equally, this competitive set is likely to experience some induced demand as a result of the additions. The continued growth will result in greater emphasis being placed upon the individual


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segments in the market which pay higher rates. However, it
is also estimated that continued growth in lodging demand in the market will result in the development of a full service property in the next five years which will compete with the subject. This assumption has been factored into our estimates.

C.3  ESTIMATED OCCUPANCY AND AVERAGE ROOM RATE

We have prepared detailed estimates of average annual occupancy and average daily room rate for the subject property from January 1, 1997 through December 31, 2001. The following section presents our analysis of estimated future occupancy and average daily room rate.

MARKET PENETRATION & AVERAGE ANNUAL OCCUPANCY

This analysis uses the concept of "fair" share and market penetration. By forming a penetration analysis of market lodging demand, the future average annual occupancy at the subject Regal University Hotel is estimated. Using this technique, the property is first evaluated compared to its competition, then its potential market share is calculated on the basis of its relative appeal to each market segment. A hotel's "fair" share of market demand is said to be equal to its fair share of supply; i.e. a 100-room hotel in a market of 1,000 rooms would have a "fair" share of demand of ten percent of total market demand. A "market penetration" of 100 percent indicates a property is capturing its exact "fair" share of demand. Penetration in excess of, or lower than, 100 percent indicates a hotel is likely to be viewed more or less favorably than the competition by the respective market segment and thus accommodates more or less than its fair share.

The following table presents our estimates of the year-end 1996 market penetration by demand segment for the subject and for the hotels in the identified competitive lodging supply.


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----------------------------------------------------------------------
            Estimated 1996 Penetration By Market Segment
               For The Identified Competitive Supply
----------------------------------------------------------------------
                   Corpor-           Govt.     Group
  Hotel Name       ate      Leisure  &. Pref.  Con-            Overall
                   Indi-    Indi-    Com-      fer-  Group     Pene-
                   viduals  viduals  mercial   ence  Contract  tration
----------------------------------------------------------------------

  Regal University
   Hotel              50%    101%      88%     115%    160%     98%

  Washington Duke
   Inn               105%    157%      96%     132%     15%    104%
  Sheraton Imperial   80%     75%      91%     133%    105%     99%
  Hilton Durham      104%    155%     119%      79%     73%    103%
  Omni Hotel          72%     68%      41%     103%    190%     90%
  Marriott Research  218%     82%     170%      17%     15%    108%

----------------------------------------------------------------------
    Source:  Arthur Andersen/Market Interviews
----------------------------------------------------------------------

By combining the above information with our market and property analysis we calculate the future occupancy of the subject hotel by market segment for the estimation period 1996 to 2001. A detailed penetration analysis of the subject hotel is presented on the following page. The following paragraphs summarize our penetration analysis by market segment.

Commercial Individual Travelers

In 1996, the subject hotel is expected to achieve a market penetration of 50 percent in this segment which represents a decline from the 1995 penetration rate of 61 percent. Among the competition, the highest penetration rate achieved will be that of the Marriott in Research Triangle Park. This hotel will achieve an estimated penetration rate of 218 percent, followed by the Washington Duke Inn at 105 percent and the Sheraton at 104 percent. The Marriott has been able to achieve such a high level of penetration as a result of its location and the business it gains from the Marriott brand name. The Sheraton is largely able to do the same; however it concentrates more on the group and conference segments. The Washington Duke Inn is, in most respects, the finest hotel in the area and is very popular with commercial travelers. This hotel is also situated on a golf course which enhances its attractiveness. The subject hotel suffered a significant decrease in its penetration of this segment for two reasons. Firstly, the subject hotel increased its rate significantly over last year and secondly, the subject hotel changed affiliation, from Sheraton to Regal. In doing

                      Regal University Hotel
                       Penetration Analysis
               Market Area:  Durham, North Carolina

                        Estimated
                          1996     1997     1998     1999      2000     2001
                          ----     ----     ----     ----      ----     ----

ANNUAL SUPPLY
(ROOM NIGHTS)           506,255  520,855  566,480  602,980   602,980  602,980

SIZE OF SUBJECT
PROPERTY                    322      322      322      322       322      322

FAIR SHARE (SUPPLY)       23.2%    22.6%    20.7%    19.5%     19.5%    19.5%

Commercial Individual
Travelers
Total Demand             93,800   99,600  105,900  112,600  116,000   118,200
Fair Share of Demand     21,776   22,475   21,972   21,947    22,610   23,039
Penetration Rate            50%       55%      60%      65%      65%      65%
                          ------   ------  -------  -------  -------   -------
Demand Captured          11,000   12,400   13,200   14,300    14,700   15,000
% of Total Demand
Captured                    13%      15%      16%      17%       17%      17%

Leisure Individual
Travelers
Total Demand             50,000   51,115   52,450   53,200   53,700    54,200
Fair Share of Demand     11,608   11,534   10,882   10,369    10,467   10,564
Penetration Rate           101%     110%     110%     110%     110%      110%
                         ------    ------   ------   ------   ------    ------
Demand Captured          11,700   12,700   12,000   11,400    11,500   11,600
% of Total Demand
Captured                    14%      15%      14%      14%       13%      13%

Government & Preferred
Commercial
Total Demand             82,000   86,900   91,900   97,100   99,900   101,800
Fair Share of Demand     19,037   19,609   19,067   18,926    19,472   19,842
Penetration Rate            88%      93%      98%     102%     102%      102%
                         ------   ------   ------   ------   ------   -------
Demand Captured          16,800   18,200   18,700   19,300    19,900   20,200
% of Total Demand
Captured                    20%      21%      22%      23%       23%      23%
Group Conference
Total Demand             98,500  103,100  108,400  113,800  117,200   119,600
Fair Share of Demand     22,867   23,264   22,490   22,181    22,844   23,312
Penetration Rate           115%     120%     127%     132%     132%      132%
                         ------  -------  -------  -------  -------   -------
Demand Captured          26,300   27,900   28,600   29,300    30,200   30,800
% of Total Demand
Captured                    31%      33%      34%      35%       35%      35%

Group Contract
Total Demand             53,500   54,350   55,500   56,750   57,400    58,000
Fair Share of Demand     12,420   12,264   11,515   11,061    11,188   11,305
Penetration Rate           160%     110%      95%      85%      85%       85%
                         ------   ------   ------   ------   ------    ------
Demand Captured          19,900   13,500   10,900    9,400     9,500    9,600
% of Total Demand
Captured                    23%      16%      13%      11%       11%      11%

TOTAL MARKET DEMAND
Total Demand            377,800  395,065  414,150  433,450  444,200   451,800
Fair Share of Demand     87,708   89,146   85,925   84,486    86,581   88,063
Penetration Rate            98%      95%      97%      99%      99%       99%
                         -------  -------  -------  -------  -------   -------
Demand Captured          85,700   84,700   83,400   83,700    85,800   87,200


ESTIMATED OCCUPANCY         73%      72%      71%      71%       73%      74%

MARKET OCCUPANCY            75%      76%      73%      72%       74%      75%



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this, the hotel lost access to the powerful ITT Sheraton
reservation system. The Regal University Hotel recently completed a significant renovation which should make it more marketable and improve its penetration within this segment for the future. We estimate that the subject hotel will achieve a penetration rate of 65 percent in a stabilized year of operation. Occupied demand in this segment is expected to equal 17 percent of total occupied demand in the stabilized year.

Leisure Individual Travelers

The subject hotel, in 1996, is expected to attain a penetration rate of 101 percent in this market segment relative to the competitive supply. This will be a drop from a penetration rate of 128 percent in 1995. This can be primarily attributed to a significant increase in rate. The highest market penetration achieved in this segment will be that of the Washington Duke Inn at 157 percent, followed by the Hilton at 155 percent. All three of these hotels benefit from the Leisure Individual business that is generated, primarily, by the Universities in the area, particularly Duke. However, this market segment represents the smallest overall segment of the market.

The improvements made at the Regal University Hotel should allow it to increase its penetration in this market and we estimate that the subject hotel will have a stabilized penetration rate of 110 percent in a stabilized year of operation. Occupied demand in this segment is expected to equal 13 percent of total occupied demand in the stabilized year.

Government & Preferred Commercial

The Regal University Hotel is expected to achieve a penetration rate of 88 percent in this segment in 1996. This will be a drop from a market penetration rate of 134 percent in 1995. The hotel with the highest penetration in this segment in 1996, will be the Marriott Research Triangle Park at an estimated 170 percent, followed by the Hilton Durham with 119 percent. Both of these hotels will be able to achieve this penetration as a result of their location, the product they are offering, their location and the strength of their brand reservation system.


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As a result of the improvements that have occurred in the Regal
University Hotel, such as the renovation and an aggressive new marketing style, we estimate that the subject hotel will improve its penetration rate in this segment. We estimate that the subject hotel will achieve a penetration rate in this segment of 102 percent in a stabilized year of operation. Occupied demand in this segment is expected to equal 23 percent of total occupied demand in the stabilized year.

Group Conference

The subject hotel is expected to achieve a market penetration rate of 115 percent in this segment in 1996. This represents an increase over the previous year's penetration rate of 91 percent. The highest market penetration expected to be achieved in this segment in 1996 is 133 percent by the Sheraton Imperial, followed by 132 percent expected to be achieved by the Washington Duke Inn. The Sheraton's ability to achieve high penetration in this segment is a result of its conference space, with over 30,000 square feet, combined with more than 300 rooms and its location beside Research Triangle Park. The Washington Duke Inn does well as a result of its close proximity to Duke University and its added attraction of being situated on a golf course.

As a result of its renovation, the Regal University Hotel is expected to improve its penetration rate in this segment. Demand in this segment is expected to equal 35 percent of total occupied demand in the stabilized year, increasing from its current level of 31 percent. We estimate that the subject hotel will achieve a penetration rate of 132 percent in this segment in the stabilized year of operation.

Group Contract

The subject hotel in 1996 is expected to attain a penetration rate of approximately 160 percent in this segment. This is second in the market to the Omni Hotel which has a penetration rate of 190 percent in this segment. Both the subject and the Omni have historically offered low rates for group contract business. The Group Contract market is,


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primarily, comprised of airline crews. This business is very price-sensitive, thus, the lower-rated hotels in the market capture a larger share of this market.

The renovation and active effort to improve the position of the Regal University Hotel in the market is expected to result in the reduction of group contract business at the subject hotel, with management indicating that certain airline crew contracts will not be renewed upon their expiration. Hence, we estimate that the subject hotel will reduce its penetration rate in this segment to 85 percent in a stabilized year of operation. Demand in this segment is expected to equal 11 percent of total occupied demand in the stabilized year.

The estimated market mix of the subject hotel in a representative year, at a stabilized 74 percent occupancy, is presented on the following table:

------------------------------------------------------------------------
      Estimated Market Segmentation In A Stabilized Year
                Regal University Hotel, Durham
------------------------------------------------------------------------
                                 Occupied      Percent of    Penetration
Market Segment                  Room Nights  Total Occupancy     Rate
------------------------------------------------------------------------
Corporate Individual Travelers   15,000            17%           65%
Leisure Individual Travelers     11,700          13.5%          110%
Government & Pref. Commercial    20,300          23.5%          102%
Group Conference                 30,800            35%          132%
Group Contract                    9,600            11%           85%
                                  -----            --            --
   Total                         87,400           100%           99%

------------------------------------------------------------------------
Source: Arthur Andersen
------------------------------------------------------------------------

Our estimates of the overall market penetration and resulting occupancy for the subject hotel from 1996 through December 31, 2001 are presented on the following table.
--------------------------------------------------------
        Estimated Penetration And Occupancy
           Regal University Hotel, Durham
--------------------------------------------------------
              Estimated Overall         Estimated
   Year       Penetration Rate          Occupancy
--------------------------------------------------------
   1996              98%                   73%
   1997              95%                   72%
   1998              97%                   71%
   1999              99%                   71%
   2000              99%                   73%
   2001              99%                   74%
--------------------------------------------------------
  Source:   Arthur Andersen
--------------------------------------------------------


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PROJECTED AVERAGE DAILY ROOM RATE

Growth in the average daily room rate by market segment for the subject hotel is summarized in the following paragraphs.

Commercial Individual Travelers

The average room rate in the commercial individual traveler segment is estimated to finish at approximately $92.00 for 1996 at the subject hotel, the highest rated segment at this hotel. This will represent a 14.8 percent increase over the rate achieved in this segment in 1995. The substantial growth in rate has occurred because of two significant factors. First, the hotel has been renovated, which has allowed management of the hotel to charge higher rates for the improved product. Second, the strength of demand in the market has been such that the increase in rates has been readily accepted by the market.

We estimate that the average room rate in this segment will increase 4.0 percent in 1997 and 3.5 in 1998. The continued increase in rates in this segment is expected to be possible due to the expected continued strength in demand and the further establishment of the Regal brandname within the market. We assume that average rates will increase at 3.5 percent each year, thereafter, or the assumed rate of inflation. The additions to supply are expected to dilute the effects of continued increased demand, resulting in slower rate growth than has been experienced in the last year.

Leisure Individual Traveler

The average room rate in the Leisure Individual Traveler segment is expected to be approximately $76.80 in 1996 at the subject hotel. This represents a 13.0 percent increase over the rate achieved by this segment in 1995, increasing nine dollars. There was a smaller increase in rate in this segment between 1994 and 1995 of approximately four dollars. The increases in this segment are a result of the same factors that have affected the rate in the Commercial Individual segment. The renovation has allowed the hotel to charge a higher rate, which has been further supported by the strength of demand in the market.


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We estimate that the average room rate in this segment will increase 3.5 percent from 1996 through 2001. Growth in demand is expected to continue; however it is expected to occur at a slower rate than over the last two years, hence our expectations of only inflationary rate increases in this segment.

Government & Preferred Commercial

This segment, which includes medical-related demand, represents an important demand segment, particularly to the Regal University Hotel. The Regal's average room rate in this segment is expected to be approximately $66.20 in 1996, up from $50.87 in 1995, and $43.61 in 1994. This represents percentage increases of 30.0 percent and 16.0 percent, respectively.

The renovation of the Regal has enhanced its attractiveness to this clientele base. However, future supply additions to the market are likely to absorb the continued growth in demand. As a result, we estimate that the average room rate in this segment will increase 4.0 percent in 1997 and 3.5 percent thereafter.

Group Conference

The average room rate in the Group Conference segment is estimated to be approximately $73.21 in 1996 at the subject hotel, up from $61.60 in 1995, and $57.49 in 1994. For 1996, this represents an 18.8 percent increase over the rate achieved in 1995. The Regal University Hotel has good conference space, which enables it to hold a competitive advantage in the market place, particularly in relation to those hotels competing for Duke University business. As a result of the upturn in economic activity in the area, demand in this segment has also increased, and rates have increased accordingly. Furthermore, the renovation of the subject property in the recent past has assisted in increasing the group conference segment rate.


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We estimate that the average room rate in this segment will increase 4.0 percent in 1997 and 3.5 thereafter. While increases in demand are expected to continue, the level of rate growth is expected to be constrained by the arrival of new properties in the market place.

Group Contract

The average room rate in the Group Contract segment is the lowest of all segments. In 1996, the subject is estimated to achieve a group contract segment rate of $35.28, against $30.61 in 1995 and $26.60 in 1994. This segment is comprised primarily of airline crews, which are very price sensitive. In times of weak demand, such business is very popular among hotels as it ensures occupancy. However, in times of strong demand, this type of business is not as coveted as the rooms occupied by this lower-rated form of business could be sold to other demand at higher rates.

Management of the Regal University Hotel has been attempting to increase the room rate it achieves in this segment in an effort to either force the contracted business away, leaving such occupancy available for the use of higher rated business, or force this segment to pay rates closer to those achieved in other segments. Therefore, we estimate that there will be a 4.5 percent increase in the rate charged to contract business in 1997, with an estimated 3.5 percent increase per year thereafter.

The following table presents our estimates of average daily room rate for the Regal University Hotel, Durham.

---------------------------------------------------
       Estimated Average Daily Room Rate
        Regal University Hotel, Durham
---------------------------------------------------
      Year         Average Rate         % Growth
---------------------------------------------------
      1995             $52.87             ----
      1996              65.71            24.0%
      1997              71.50             8.8%
      1998              75.00             4.9%
      1999              78.50             4.7%
      2000              81.50             3.8%
      2001              84.50             3.7%
---------------------------------------------------
Source:   Arthur Andersen
---------------------------------------------------


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                     D. THE APPRAISAL PROCESS

The purpose of this appraisal is to estimate the "as is" market value of the subject property in accordance with accepted value estimating procedures. "The valuation process is a systematic procedure employed to provide the answer to a client's question about real property value. It is a model of appraisal activity, reflecting an understanding of value and the methods used in the value estimation."1

There are three traditional approaches involved in the valuation of real property. These are known as the cost approach, the sales comparison approach, and the income capitalization approach. Each of the three approaches is related to the other, as they involve the gathering and analysis of sales, cost, and income data that pertain to the property being appraised. Although all three valuation procedures are given consideration, the inherent strengths and weaknesses of each approach and the nature of the subject property must be evaluated to determine which will provide the most supportable estimates of market value. The appraiser is then free to select one approach to arrive at a final value estimate.

D.1  THE COST APPROACH

Valuation by the cost approach is based on the principle of substitution. This principle asserts that an informed investor will not pay more for a property than the cost to build a substitute property of equivalent utility. Therefore, the cost approach, when utilized in an appraisal, estimates the cost of reproducing or replacing the subject property including improvements and land, less an allowance for depreciation based upon the physical condition, functionality, and economic environment of the building. Although this approach is particularly applicable to owner-occupied or special-use properties in the absence of an investor market, it also recognizes and establishes the relationship between cost and market-derived values.

In the subject appraisal, the building is now operating as a business in the production of income to the various components which comprise the total operation of a hotel. Although the replacement cost of the subject hotel could be established, the estimate of market depreciation


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is a very subjective consideration which significantly affects the value indication. The depreciation estimate could only be realistically estimated by comparison to other approaches, thereby reducing the cost approach to coincide with one of the other approaches, and losing the objectivity of the approach as a third measure of value. In our opinion, an informed and experienced purchaser would not rely on the cost approach in establishing an indication of market value for the subject property. Therefore, this approach has not been included in our analysis.

D.2  SALES COMPARISON APPROACH

The sales comparison approach estimates market value on the basis of a comparative analysis of recent sales of improved properties that are similar in function, size, income production, and use to the appraised property. This approach to value assumes that the market will determine a price for the subject in the same manner that it determines the price for comparable, competitive properties. To apply the sales comparison approach, the appraiser employs a number of appraisal principles, including the principle of substitution which holds that the value of a property that is replaceable in the marketplace tends to be set by the cost of acquiring an equally desirable substitute property. Additional considerations include examination of market conditions prevailing at the time of sale as compared to those at the date of valuation. The following pages explain the application of the sales comparison approach to the subject property.

To develop the sales comparison approach, we researched the subject market and the surrounding region for recent sales of similarly improved properties. From our research, we have selected several sales for further analysis and direct comparison with the Regal University Hotel, Durham. These sales represent the most recent sales of improved properties and are considered to be competitive alternatives in the marketplace. We identified five comparable hotel sales. The hotels chosen are branded properties that have been sold during the previous two years in North Carolina, thus ensuring a level of compatibility.


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We have made adjustments to the price paid per room on the basis of a comparison of each hotel relative to the subject hotel. Our analysis of the market recognizes primary factors which affect the pricing of hotels including: adjustments related to renovations planned at the time of purchase, interest appraised, strength of the local lodging market, size and extent of the facilities, condition of the facilities, and other risk factors such as the property's location relative to demand generators and area attractions and the ease of access to the hotel. Presented on the following page is a summary of each comparable sale and our adjustments. Tables detailing pertinent information related to each comparable sale are presented in the Addenda of this report.

                 SALES COMPARISON ADJUSTMENT GRID
          Regal University Hotel, Durham, North Carolina


Hotel Name                        Durham Hilton     Omni Hotel and Civic Center
                                  -------------     ---------------------------

Location                            Durham, NC                 Durham, NC

Interest                            Fee Simple                  Lease (2)

Number of Rooms                        152                       187

Occupancy                              74%                       67%

Average Daily Rate                   $75.00                    $74.00

Rooms Revenue                      $3,087,462              $3,384,083

REVPAR                               $20,312                  $18,097

Date of Sale                     Under Contract                Jul-96

Sales Price                      $11,100,000               $9,950,000

Sales Price Per Room                 $73,026                   $53,209

ADJUSTMENTS (1)

Transaction Market Conditions          0.0%                     -10.0%

Size & Extent of Facilities          -10.0%                     -5.0%

Condition of Facilities                0.0%                      0.0%

Market Strength & Positioning        -15.0%                      0.0%

Location                              -5.0%                      5.0%

ADJUSTED PRICE PER ROOM             $51,118                   $47,888





                 SALES COMPARISON ADJUSTMENT GRID
          Regal University Hotel, Durham, North Carolina


Hotel Name              Marriot Crabtree Valley    Marriot Hotel Exec. Park (3)
                                   ------------
---------------------------

Location
                                   Raleigh, NC                Charlotte, NC

Interest                           Fee Simple                 Fee Simple

Number of Rooms                        375                       298

Occupancy                              77%                       77%

Average Daily Rate                   $70.00                    $85.00

Rooms Revenue                      $7,377,563                $7,118,997

REVPAR                               $19,674                   $23,889

Date of Sale                         May-94                    Feb-95

Sales Price                        $18,700,000               $15,800,000

Sales Price Per Room                 $49,867                   $53,020

ADJUSTMENTS (1)

      Transaction Market Conditions   5.0%                      5.0%

      Size & Extent of Facilities     0.0%                      0.0%

      Condition of Facilities         0.0%                      0.0%
      Market Strength & Positioning   5.0%                      -5.0%

      Location                        0.0%                      0.0%

ADJUSTED PRICE PER ROOM              $54,853                   $53,020



Note: (1) A negative adjustment indicates that the comparable sale had a superior location, size & extent of facilities than that of the subject. As a result, the sale price must be adjusted downward to make the sale comparable with the subject property. A positive adjustment indicates that the comparable sale was inferior to that of the subject and the price per room must be increased.

      (2) The Omni-Durham has an air rights lease for 60 years. The annual rent hasbeen capitalised at ten percent and deducted from the sale price.

      (3) Includes various adjustments for capital improvements, working capital, transaction costs, and for the payment of liabilities.




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The following paragraphs briefly present a rationale for the major adjustments made to the price per room of each identified comparable sale.

Durham Hilton (Durham, North Carolina)

This hotel is currently under contract for sale. The price for this property is estimated to be approximately $11.1 million. This hotel is located on Hillsborough Road, a busy thoroughfare that has a large number of businesses on it, and which leads directly into downtown Durham. It is approximately five minutes away from the subject hotel. This hotel also benefits from the Hilton brandname and reservation system. Furthermore, as a smaller property, the Hilton is able to protect its room rate more easily. As a result of these factors, the price per room of the Durham Hilton has been adjusted downward. On the basis of this analysis, the adjusted price per room of this hotel is estimated to be $51,118 per room.

Omni Hotel and Civic Center (Durham, North Carolina)

This hotel was sold in June of 1996. This hotel is located in the center of downtown Durham. It is built atop the Civic Center and Convention Center. The hotel currently has a 60-year air rights lease. It is approximately ten minutes away from the subject hotel. The hotel has a distinct competitive advantage over all the other hotels in the area, in that it has direct access to the convention center facilities. However, downtown Durham is currently not considered a prime business location. The hotel is also linked to the city through a lease for the air rights above the civic center in which the hotel resides. On the basis of this analysis, the adjusted price per room of this hotel is estimated to be $47,888 per room.

Marriott Hotel Crabtree Valley (Raleigh, North Carolina)

The Marriott Hotel Crabtree Valley sold in May of 1994 for approximately $18.7 million. As the sale occurred over two years ago, we have adjusted the sales price upward to account for inflation and improvements in the overall investment market since the date of sale. This property is in a suburban/highway location approximately 15 minutes from the Research Triangle Park and the State Capital, Raleigh. Relative to the subject hotel this location is


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inferior, and therefore we have adjusted the price per room upward. The adjusted sales price per room for this hotel is estimated to be $54,853.

Marriott Hotel Executive Park (Charlotte, North Carolina)

The Marriott Hotel Executive Park, is located approximately fifteen minutes from the subject hotel near the intersection of Interstate 77 and Tyvola/Fairview Road. This hotel is located adjacent to the Hilton Inn. The sales price includes approximately $600,000 in capital commitments to convert a nightclub on the lobby level to meeting space and to upgrade the lobby. We have adjusted the price per room upward slightly to reflect the inflation and changes in market conditions since the time of the sale, which was February, 1995. The adjusted sales price per room for this hotel is estimated to be $53,020.

Information has been presented on several comparable hotel sales which are considered to be relatively similar to the Regal
University Hotel, Durham. After adjustments, the comparable hotel sale transactions indicate a unit price range for the subject hotel from $47,888 to $54,853 per room.

We have given the most weight on the price per room indications of the two properties located in Durham, North Carolina, the Hilton and the Omni. This is because these properties are direct competitors of the subject property, actually being part of the Regal University Hotel's competitive set, and because in the case of the Omni, the transaction was very recent, or as in the case of the Durham Hilton, pending. These properties give a closer prospective view of what price the Regal might achieve should it be sold. On the basis of an analysis of these sales, we have estimated the market value of the fee simple interest in the subject property by this approach to be approximately $49,000 per room, or $15,778,000 (rounded) as of January 1, 1997. This figure represents a combination between the two prices achieved as both of these hotels have issues which, for better or worse, do not effect the Regal. This price represents a balance on these factors.

Regal University Hotel, Durham, North Carolina               Page 69
--------------------------------------------------------------------



D.3  INCOME APPROACH

The income approach to value converts anticipated future benefits into an estimate of present value. In this respect, the process is very similar to pricing in other capital markets. The approach requires the careful estimation of future benefits -- income before debt service, residual values, etc. -- and application of investor yield or return requirements. The income approach brings together reasoned estimates of future revenues and expenses with the investor's yield requirements. These yield requirements, in turn, reflect varieties of risk, including property type, location, local market conditions, and so forth.

Yield and direct capitalization techniques are conventionally used to convert future benefits to value -- the discounted cash flow (DCF) technique and the overall capitalization rate (OAR) technique. The DCF technique entails (1) modeling the future performance of the subject, over a specific holding period, (2) estimating the future value (reversionary value) at the end of the holding period, and (3) converting the stream of periodic benefits and reversionary value, through a discounting process at investor yields, to a present value. The selection of an appropriate discount rate is essential to this process.

By comparison, direct capitalization using an overall rate (OAR) converts a single, "normalized" year's income or income before debt service into a value by dividing the appropriate capitalization rate into the normalized income. Subsequent adjustments are then made to take into consideration variations from normalized operations. In order to value the Regal University Hotel, Durham, we have utilized only the discounted cash flow method for the income approach. The direct capitalization method has not been used because most investors do not use it as a tool to analyze value from income. In addition, it is difficult to reflect future increases in occupancy and room rate using direct capitalization. Finally, using a "normalized" or stabilized net operating income is highly speculative and can produce erroneous results.

The discussion on the following pages provide a summary of our projection of revenues, expenses, discount rates, capitalization rates, and many of the other assumptions which are

Regal University Hotel, Durham, North Carolina               Page 70
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incorporated in the income approach. The discussion of
revenues and expenses begins with an examination of historical trends. Finally, estimates are made with regard to the appropriate projection of revenues, expenses, and capital items.

HISTORICAL FINANCIAL PERFORMANCE

The historical operating results for the subject hotel for the years ended 1994 and 1995 are presented on the following page. The next page presents the historical operating results for the subject hotel through year-to-date September 3, 1996 and 1995, the most recent financial data available to us at the time of our fieldwork.

The performance to date in 1996 has been slightly lower than that predicted in the 1996 forecast. However, the budget prepared for 1997 has significant performance increases over the forecasts for 1996. Many of these forecasted improvements are based upon the renovation of the property and the Regal brandname. It is not possible as yet, to say whether the Regal brandname will help financial performances significantly in 1997.

             Recast of Historical Financial Statements
                      Regal University Hotel


                                            1994 Actual Income

                                                                Per Occupied

                                     Amount      Ratio    Per Room  Room/Day

Number of Days Open/Year                 365
Available Rooms (Daily)                  322
Available Rooms (Annually)           117,530
Occupancy Percentage                             78.8%
Occupied Rooms                        92,601
Average Room Rate                                                      $47.37

REVENUES
Rooms                             $4,386,565     67.7%    $13,623      $47.37
Food                               1,608,792     24.8%      4,996       17.37
Beverage                             248,413      3.8%        771        2.68
Telephone                            180,196      2.8%        560        1.95
Rentals and Other Income (Net)        60,162      0.9%        187        0.65
                                  ---------------------------------------------
  Total Revenues                  $6,484,128    100.0%    $20,137      $70.02


DEPARTMENTAL EXPENSES
Rooms                             $1,436,175     32.7%     $4,460      $15.51
Food & Beverage                    1,546,015     83.2%      4,801       16.70
Telephone                            106,758     59.2%        332        1.15
                                  ---------------------------------------------
  Total Departmental Expenses     $3,088,948     47.6%     $9,593      $33.36


TOTAL DEPARTMENTAL INCOME         $3,395,180     52.4%    $10,544      $36.66


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General            $709,944     10.9%     $2,205       $7.67
Sales & Marketing                    512,224      7.9%      1,591        5.53
Management Fees                      259,364      4.0%        805        2.80
Franchise Fees                       172,747      2.7%        536        1.87
Energy                               332,892      5.1%      1,034        3.59
Property Operations &
Maintenance (1)                      334,553      5.2%      1,039        3.61

------------------------------------------------------------------------------
  Total Undistributed Operating   $2,321,724     35.8%     $7,210      $25.07


INCOME BEFORE FIXED CHARGES       $1,073,456     16.6%     $3,334      $11.59


FIXED CHARGES (2)
Property Taxes                       $49,445      0.8%       $154       $0.53
Personal Property Taxes               17,527      0.3%         54        0.19
Insurance                             54,541      0.8%        169        0.59
Equipment Rent & Other Expenses      101,473      1.6%        315        1.10

------------------------------------------------------------------------------
  Total Fixed Charges               $222,986      3.4%       $693        $2.41


INCOME BEFORE RESERVE               $850,470     13.1%     $2,641        $9.18

==============================================

Notes:
The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen.
(1) Includes an amount for Major Maintenance Fixed Charge
(2)Depreciation and amortization has not been included in these re-casts


             Recast of Historical Financial Statements
                      Regal University Hotel


                                          1995 Actual Income

                                                                   Per Occupied
                                   Amount        Ratio    Per Room   Room/Day

Number of Days Open/Year               365
Available Rooms (Daily)                322
Available Rooms (Annually)         117,530
Occupancy Percentage                             78.6%
Occupied Rooms                      92,355
Average Room Rate                                                       $50.78

REVENUES
Rooms                           $4,690,233       68.5%    $14,566       $50.78
Food                              1642,158       24.0%      5,100        17.78
Beverage                           264,722        3.9%        822         2.87
Telephone                          193,802        2.8%        602         2.10
Rentals and Other Income (Net)      60,273        0.9%        187         0.65
                                -----------------------------------------------
  Total Revenues                 $6851,188      100.0%    $21,277       $74.18


DEPARTMENTAL EXPENSES
Rooms                           $1,546,869       33.0%     $4,804       $16.75
Food & Beverage                   1568,399       82.2%      4,871        16.98
Telephone                          110,365       56.9%        343         1.20
                                -----------------------------------------------
  Total Departmental Expenses   $3,225,633       47.1%    $10,017       $34.93


TOTAL DEPARTMENTAL INCOME       $3,625,555       52.9%    $11,259       $39.26


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General          $709,183       10.4%     $2,202         7.68
Sales & Marketing                  570,433        8.3%      1,772         6.18
Management Fees                    274,076        4.0%        851         2.97
Franchise Fees                     138,506        2.0%        430         1.50
Energy                             338,184        4.9%      1,050         3.66
Property Operations &
Maintenance(1)                     388,273        5.7%       1,206        4.20
                                -----------------------------------------------
  Total Undistributed Operating $2,418,655       35.3%     $7,511       $26.19


INCOME BEFORE FIXED CHARGES     $1,206,900       17.6%     $3,748       $13.07


FIXED CHARGES (2)
Property Taxes                    $120,177        1.8%       $373        $1.30
Personal Property Taxes             17,240        0.3%         54         0.19
Insurance                           58,458        0.9%        182         0.63
Equipment Rent & Other Expenses    110,738        1.6%        344         1.20
                                -----------------------------------------------
  Total Fixed Charges             $306,613        4.5%       $952        $3.32


INCOME BEFORE RESERVE             $900,287       13.1%     $2,796        $9.75
                                ===============================================

Notes:
The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen.
(1) Includes an amount for Major Maintenance Fixed Charge
(2) Depreciation and amortization has not been included in these re-casts

             Recast of Historical Financial Statements
                      Regal University Hotel


                                               Year-To-Date September 31, 1995

                                                                         Per
                                                                       Occupied
                                      Amount        Ratio    Per Room  Room/Day

Number of Days Open/Year                  273
Available Rooms (Daily)                   322
Available Rooms (Annually)             87,906
Occupancy Percentage                                78.9%
Occupied Rooms                         69,371
Average Room Rate                                                       $51.71

REVENUES
Rooms                              $3,587,000       69.2%    $11,140    $51.71
Food                                1,211,800       23.4%      3,763     17.47
Beverage                              181,800        3.5%        565      2.62
Telephone                             153,000        3.0%        475      2.21
Rentals and Other Income (Net)         46,700        0.9%        145      0.67
                                   -------------------------------------------
  Total Revenues                   $5,180,300      100.0%    $16,088    $74.68


DEPARTMENTAL EXPENSES
Rooms                              $1,140,900       31.8%     $3,543   $16.45
Food & Beverage                     1,167,900       83.8%      3,627    16.84
Telephone                              85,100       55.6%        264     1.23
                                   -------------------------------------------
  Total Departmental Expenses      $2,393,900       46.2%     $7,434   $34.51

TOTAL DEPARTMENTAL INCOME          $2,786,400       53.8%     $8,653   $40.17


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $507,000        9.8%     $1,575    $7.31
Sales & Marketing                     434,296        8.4%      1,349     6.26
Franchise Fees                        103,403        2.0%        321     1.49
Management Fees                       207,249        4.0%        644     2.99
Energy                                264,300        5.1%        821     3.81
Property Operations
 & Maintenance(1)                    273,100         5.3%        848     3.94
                                   -------------------------------------------
  Total Undistributed Operating    $1,789,348       34.5%     $5,557   $25.79


INCOME BEFORE FIXED CHARGES          $997,052       19.2%     $3,096   $14.37


FIXED CHARGES
Property Taxes                        $97,198        1.9%       $302    $1.40
Personal Property Taxes                12,944        0.2%         40     0.19
Insurance                              44,642        0.9%        139     0.64
Equipment Rent & Other Expenses        80,406        1.6%        250     1.16
                                   -------------------------------------------
  Total Fixed Charges                $235,190        4.5%       $730    $3.39


INCOME BEFORE RESERVE                $761,862       14.7%     $2,366   $10.98
                                   ===========================================

Notes:
The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen.
(1) Includes an amount for Major Maintenance Fixed Charge
(2) Depreciation and amortization has not been included in these re-casts



             Recast of Historical Financial Statements
                      Regal University Hotel


                                             Year-To-Date September 31, 1996

                                                                      Per
                                                                    Occupied
                                   Amount        Ratio    Per Room   Room/Day

Number of Days Open/Year                274
Available Rooms (Daily)                 322
Available Rooms (Annually)           88,228
Occupancy Percentage                              76.2%
Occupied Rooms                       67,237
Average Room Rate                                                        $61.84

REVENUES
Rooms                            $4,157,900       70.8%    $12,913       $61.84
Food                              1,297,800       22.1%      4,030        19.30
Beverage                            214,600        3.7%        666         3.19
Telephone                           151,400        2.6%        470         2.25
Rentals and Other Income (Net)       53,000        0.9%        165         0.79

-----------------------------------------------
  Total Revenues                 $5,874,700      100.0%    $18,244       $87.37


DEPARTMENTAL EXPENSES
Rooms                            $1,304,600       31.4%     $4,052       $19.40
Food & Beverage                   1,248,900       82.6%      3,879        18.57
Telephone                            84,600       55.9%        263         1.26

-----------------------------------------------
  Total Departmental Expenses    $2,638,100       44.9%     $8,193       $39.24

TOTAL DEPARTMENTAL INCOME        $3,236,600       55.1%    $10,052       $48.14


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General           $626,400       10.7%     $1,945        $9.32
Sales & Marketing                   430,543        7.3%      1,337         6.40
Management Fees                     117,957        2.0%        366         1.75
Franchise Fees                      235,100        4.0%        730         3.50
Energy                              272,100        4.6%        845         4.05
Property Operations &
Maintenance                         279,800        4.8%        869         4.16

-----------------------------------------------
  Total Undistributed Operating   $1,961,900      33.4%     $6,093       $29.18


INCOME BEFORE FIXED CHARGES      $1,274,700       21.7%     $3,959       $18.96


FIXED CHARGES
Property Taxes                      $70,769        1.2%       $220        $1.05
Personal Property Taxes              18,870        0.3%         59         0.28
Insurance                            43,652        0.7%        136         0.65
Equipment Rent & Other Expenses      92,270        1.6%        287         1.37

-----------------------------------------------
  Total Fixed Charges              $225,561        3.8%       $701        $3.35


INCOME BEFORE RESERVE            $1,049,139       17.9%     $3,258       $15.60

===============================================

Notes:
The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen.
(1) Includes an amount for Major Maintenance Fixed Charge
(2) Depreciation and amortization has not been included in these re-casts

             Recast of Historical Financial Statements
                      Regal University Hotel


                                   Trailing 12 Months As of September 30, 1996

                                                                   Per Occupied
                                    Amount     Ratio    Per Room     Room/Day

Number of Days Open/Year                366
Available Rooms (Daily)                 322
Available Rooms (Annually)          117,852
Occupancy Percentage                           76.6%
Occupied Rooms                       90,221
Average Room Rate                                                       $58.31

REVENUES
Rooms                            $5,261,133    69.7%    $16,339         $58.31
Food                              1,728,158    22.9%      5,367          19.15
Beverage                            297,522     3.9%        924           3.30
Telephone                           192,202     2.5%        597           2.13
Rentals and Other Income (Net)       66,573     0.9%        207           0.74
                                 ----------------------------------------------
  Total Revenues                 $7,545,588   100.0%    $23,434         $86.63


DEPARTMENTAL EXPENSES
Rooms                            $1,710,569    32.5%     $5,312         $18.96
Food & Beverage                   1,649,399    81.4%      5,122          18.28
Telephone                           109,865    57.2%        341           1.22
                                 ----------------------------------------------
  Total Departmental Expenses    $3,469,833    46.0%    $10,776         $38.46
TOTAL DEPARTMENTAL INCOME        $4,075,755    54.0%    $12,658         $45.18


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General           $828,583    11.0%     $2,573          $9.18
Sales & Marketing                   566,680     7.5%      1,760           6.28
Management Fees                     288,630     3.8%        896           3.20
Franchise Fees                      166,357     2.2%        517           1.84
Energy                              345,984     4.6%      1,074           3.83
Property Operations &
Maintenance (1)                     394,973     5.2%      1,227           4.38
                                 ----------------------------------------------
  Total Undistributed Operating  $2,591,207    34.3%     $8,047         $28.72


INCOME BEFORE FIXED CHARGES      $1,484,548    19.7%     $4,610         $16.45


FIXED CHARGES (2)
Property Taxes                      $93,748     1.2%       $291          $1.04
Personal Property Taxes              23,166     0.3%         72           0.26
Insurance                            57,468     0.8%        178           0.64
Equipment Rent & Other Expenses     122,602     1.6%        381           1.36
                                 ----------------------------------------------
  Total Fixed Charges              $296,984     3.9%       $922          $3.29


INCOME BEFORE RESERVE            $1,187,564    15.7%     $3,688         $13.16
                                 ==============================================

Notes:
The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen.
(1) Includes an amount for Major Maintenance Fixed Charge
(2) Depreciation and amortization has not been included in these re-casts




             Recast of Historical Financial Statements
                      Regal University Hotel


                    Management Budget for 1997

                                                                        Per
                                                                      Occupied
                                      Amount    Ratio      Per Room   Room/Day

Number of Days Open/Year                  365
Available Rooms (Daily)                   322
Available Rooms (Annually)            117,530
Occupancy Percentage                            68.8%
Occupied Rooms                         80,902
Average Room Rate                                                        $73.52

REVENUES
Rooms                              $5,948,000   68.8%      $18,472       $73.52
Food                                2,172,000   25.0%        6,745        26.85
Beverage                              297,000    3.4%          925         3.68
Telephone                             194,000    2.2%          602         2.40
Rentals and Other Income (Net)         61,300    0.7%          190         0.76

---------------------------------------------
  Total Revenues                   $8,673,100  100.0%      $26,935      $107.21


DEPARTMENTAL EXPENSES
Rooms                              $1,601,400   26.9%       $4,973       $19.79
Food & Beverage                     1,831,900   74.2%        5,689        22.64
Telephone                             118,300   61.0%          367         1.46

---------------------------------------------
  Total Departmental Expenses      $3,551,600   40.9%      $11,030       $43.90

TOTAL DEPARTMENTAL INCOME          $5,121,500   59.1%      $15,905       $63.30


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $868,100   10.0%       $2,696       $10.73
Sales & Marketing                     714,364    8.2%        2,219         8.83
Management Fees                       346,900    4.0%        1,077         4.29
Franchise Fees                        172,136    2.0%          535         2.13
Energy                                372,900    4.3%        1,158         4.61
Property Operations &
 Maintenance (1)                      438,700    5.1%         1,362        5.42

---------------------------------------------
  Total Undistributed Operating    $2,913,100   33.6%       $9,047       $36.01


INCOME BEFORE FIXED CHARGES        $2,208,400   25.5%       $6,858       $27.30


FIXED CHARGES (2)
Property Taxes                       $101,488    1.2%         $315        $1.25
Personal Property Taxes                17,784    0.2%           55         0.22
Insurance                              53,680    0.6%          167         0.66
Equipment Rent & Other Expenses       178,909    2.1%          556         2.21

---------------------------------------------
  Total Fixed Charges                $351,861    4.1%       $1,093        $4.35


INCOME BEFORE RESERVE              $1,856,539   21.4%       $5,766       $22.95

=============================================

Notes:
The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen.
(1) Includes an amount for Major Maintenance Fixed Charge
(2) Depreciation and amortization has not been included in these re-casts

Regal University Hotel, Durham, North Carolina               Page 74
--------------------------------------------------------------------


ESTIMATED OPERATING RESULTS

Estimates of income and expenses, in current dollars, have been prepared for the subject hotel from January 1, 1997 through December 31, 2007. Our financial projections are based upon an analysis of the historical operating results of the subject and on the performance of comparable hotels. A representative year of operation, expressed in 1996 dollars, is first established and then adjusted to account for inflation and the varying levels of occupancy for each year in the projection period. The representative level of occupancy at the hotel is estimated to be 74 percent. The following paragraphs describe the assumptions and bases of our estimates.

Inflation Assumption

In order to estimate future inflation of revenues and expenses at the subject hotel, we have reviewed the historical inflation of the consumer price index - urban markets (CPI-U).

-----------------------------
    Year           CPI-U
    ----           -----
    1988           4.4%
    1989           4.6%
    1990           6.1%
    1991           3.1%
    1992           2.9%
    1993           2.7%
    1994           2.7%
    1995           2.5%
-----------------------------

On the basis of historical inflation rates and on our estimates of future inflation, we have assumed an inflation assumption of
3.5 percent, compounded annually, from a base year of 1996.

Revenue

      Rooms Revenue is based upon the estimates of average annual occupancy and room rates as described previously in this report.

      Food Revenue is derived from estimated food sales in the restaurant, lounge, room service and banquet facilities.
      Food revenue also includes any miscellaneous

Regal University Hotel, Durham, North Carolina               Page 75
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      revenue such as public room rental and corkage fees. Our
      estimate is based upon an analysis of actual operations of comparable hotels and on historical food sales.

      On the basis of the analysis of the historical operating results and the results of comparable hotels, we assume that the subject hotel will achieve food revenue of $22.50 per occupied room, in 1996 dollars at a stabilized occupancy of 74 percent. Food revenue is estimated to be 50 percent variable with occupancy and is adjusted to account for inflation and occupancy levels throughout the projection period.

      Beverage Revenue is derived from estimated sales of all alcoholic beverages in the restaurant, lounge, room service and banquet facilities. Our estimate is based upon the actual operations of comparable hotels and upon an analysis of historical beverage sales.

      On the basis of the analysis of the historical operating results and the results of comparable hotels, we assume that the subject hotel will achieve beverage revenue of $3.50 per occupied room, in 1996 dollars at a stabilized occupancy of 74 percent. Beverage revenue is estimated to be 60 percent variable with occupancy and is adjusted to account for inflation and occupancy levels throughout the projection period.

      Telephone Revenue includes the revenue derived from long distance and local telephone calls, as well as any per call charges applied to credit card or other calls. Revenue in this category is estimated to equal $2.20 per occupied room, in 1996 dollars at a stabilized occupancy of 74 percent. Telephone revenue is estimated to be 100 percent variable with occupancy and is adjusted to account for inflation and varying occupancy levels throughout the projection period.

      Rental and Other Income, Net includes all miscellaneous income (net of expenses) including interest income, concierge commissions, vending machine commission, and other miscellaneous items. This category also includes rental income from the health and beauty clinic that is located on the premises. On the basis of our analysis

Regal University Hotel, Durham, North Carolina               Page 76
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      of historical leases and miscellaneous revenue, we estimate that rental and other income, net of expenses, will be $0.82 per occupied room at a stabilized level of occupancy in constant 1996 dollars. Revenue in this category is assumed to be 50 percent variable with occupancy and is adjusted to account for inflation and varying occupancy levels throughout the projection period.

Departmental Expenses

      Rooms Departmental Expense includes salaries and wages for the front desk, housekeeping, reservations, bell staff and laundry, plus fringe benefits. Other operating expenses in the rooms department include linen, cleaning supplies, recreation and health club, guest supplies, uniforms, reservations expenses, security, equipment leases and travel agent commissions.

      Rooms department expense is estimated based upon the historical rooms departmental expenditures at the subject hotel, comparisons to other similar properties, and our estimates of occupancy and average rate over the estimation period. We estimate that rooms departmental expenditures will equal 28.5 percent of departmental sales, in a representative year at 74 percent occupancy. Expenses are estimated to be 35 percent fixed with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

      Food and Beverage Expense includes the cost of goods sold (food and beverages), labor and related benefits, and other operating expenses. Labor costs include departmental management, cooks and kitchen personnel, service staff, banquet staff, and bartenders. Other operating expenses include china, glass, silver, linens, restaurant and kitchen supplies, menus and printing, and special promotions. Labor costs are analyzed on a fixed versus variable basis, as are other operating costs. The cost of goods sold was considered completely variable as a ratio to sales.

      Food and beverage expense is estimated to be 79 percent of combined food and beverage revenue in a representative year at 74 percent occupancy. Food and

Regal University Hotel, Durham, North Carolina               Page 77
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      beverage expenditures are estimated to be 60 percent
      variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

      Telephone Expenses are estimated based upon an analysis of historical operating results at the subject hotel and an analysis of the expenses of comparable hotels. We estimate that telephone expenditures will equal approximately 59 percent of departmental revenue in a representative year. Telephone expenses are estimated to be 50 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.


Undistributed Operating Expenses

      Administrative and General Expense includes payroll and related expenses for the general manager, personnel and training, clerical staff, controller and accounting staff. Other administrative and general (A&G) expenses include office supplies, computer services, accounting and legal fees, travel expenses and liability insurance. We reflected this expense under fixed costs. Credit card commissions are classified as an A&G expense, and are directly variable with sales.

      A&G expenses are estimated based upon actual operating results of comparable hotels and historical expenses recorded by the hotel. We estimate that A&G expenses will equal approximately ten percent of total sales or $2,651 per available room at a stabilized occupancy of 74 percent in constant 1996 dollars. Administrative and General Expenses are estimated to be 90 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

      Marketing Expense includes payroll and related expenses for the sales and marketing staff, direct sales expenses, advertising and promotion and travel expense for the sales staff. Marketing expenses are estimated based upon actual

Regal University Hotel, Durham, North Carolina               Page 78
--------------------------------------------------------------------



      operating results of comparable hotels and historical expenses recorded by the subject hotel. We estimate that marketing expenditures will equal approximately 7.9 percent of total sales or $2,134 per available room at a stabilized occupancy of 74 percent in 1996 dollars. Marketing expenses are estimated to be 80 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

      Management Fee Expense has been estimated to be four percent of gross revenue on the basis of the Richfield management contract.

      Franchise Fee Expense has been estimated to be two percent of rooms revenue on the basis of the Regal franchise agreement.

      Energy Costs include expenditures for electricity, fuel, water, waste removal and related operating supplies. On the basis of historical energy costs at the hotel and the actual energy expenses recorded by comparable hotels, we assume that the energy expense will equal $1,100 per room in a representative year in constant 1996 dollars. Energy expenditures are estimated to be 90 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

      Property Operations and Maintenance Expense includes payroll and related expenses, as well as other expenses necessary for painting, decorating, and repairs of the building, grounds and equipment. This expense is estimated based upon historical property operations and maintenance expenses at the subject hotel and actual expenses at comparable hotels. On the basis of historical maintenance costs at the hotel and on expenses reported by comparable hotels, we estimate that the property operations and maintenance expense will equal $1,250 per room in a representative year in constant 1996 dollars. Property operation and maintenance expenditures are estimated to be 90 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

Regal University Hotel, Durham, North Carolina               Page 79
--------------------------------------------------------------------



Fixed Charges

      Property Taxes are estimated based upon the current property tax assessment and tax bill for 1994 and 1995. A more detailed analysis of historical and current property taxes is presented earlier in this report.

      Insurance on building and contents against damage was estimated based upon the historical expenses incurred at the subject hotel. We estimate that insurance costs will equal $195 per available room in constant 1996 dollars. Expenses are adjusted to account for inflation throughout the projection period.

      Equipment Rental includes rental of computer equipment, copy machines, fax machines, and of mini-vans for the transport of guests to and from the airport, as well as other miscellaneous operating equipment and were based upon historical expenses at the property. On the basis of historical equipment rental expenditures at the subject hotel and an analysis of the expiration date of certain rental contracts currently in-place, we estimate that equipment rental costs will equal $310 per room in 1996 dollars. Expenses are adjusted to account for inflation throughout the projection period.

      Reserve for Replacement provides a fund for the replacement of furniture, fixtures and equipment. We assume that the reserve for replacement will equal four percent of total revenue throughout the projection period, consistent with industry practice.

      Capital Expenditures - We have estimated the capital expenditures required to further renovate the property. These capital expenditures are assumed as a deduction from operating income. A more detailed analysis of the capital expenditures assumed is presented in section B.1 (Description and Analysis of the Property) of this report. A capital expense of $500,000 has been included in year three of the financial model in order to represent costs likely to be incurred for further renovation.

Regal University Hotel, Durham, North Carolina               Page 80
--------------------------------------------------------------------



Income Before Debt Service

Estimated operating results for the subject property to the level of profit before debt service, income taxes, depreciation and other capital costs, are presented on the following pages.

                                    Regal University Hotel

                                     Statement of Estimated
                                     Income and Expenses

                                             1997
                                                                       Per
                                                                     Occupied
                                   Amount      Ratio      Per Room   Room/Day

Number of Days Open/Year               365
Available Rooms (Daily)                322
Available Rooms (Annually)         117,530
Occupancy Percentage                             72%
Occupied Rooms                      84,700
Average Room Rate                                                       $71.50

REVENUES
Rooms                           $6,056,100     70.1%      $18,808       $71.50
Food                             2,003,900     23.2%        6,223        23.66
Beverage                           310,700      3.6%          965         3.67
Telephone                          192,900      2.2%          599         2.28
Rentals and Other
Income (Net)                        73,100      0.8%          227         0.86
                                ----------------------------------------------
  Total Revenues                $8,636,700    100.0%      $26,822      $101.97

DEPARTMENTAL EXPENSES
Rooms                           $1,797,400     29.7%       $5,582       $21.22
Food & Beverage                  1,823,600     78.8%        5,663        21.53
Telephone                          115,700     60.0%          359         1.37
                                ----------------------------------------------
  Total Departmental Expenses   $3,736,700     43.3%      $11,605       $44.12


TOTAL DEPARTMENTAL INCOME       $4,900,000     56.7%      $15,217       $57.85
UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General          $863,700     10.0%       $2,682       $10.20
Sales & Marketing                  690,900      8.0%        2,146         8.16
Management Fees                    345,500      4.0%        1,073         4.08
Franchise Fees                     151,400      1.8%          470         1.79
Energy                             365,500      4.2%        1,135         4.32
Property Operations &
Maintenance (1)                    415,300      4.8%        1,290         4.90
                                -----------------------------------------------
  Total Undistributed Operating
  Expenses                      $2,832,300     32.8%       $8,796       $33.44

INCOME BEFORE FIXED CHARGES     $2,067,700     25.9%       $6,421       $24.41


FIXED CHARGES
Property Taxes                    $116,600      1.4%         $362        $1.38
Personal Property Taxes             21,700      0.3%           67         0.26
Insurance                           65,000      0.8%          202         0.77
Equipment Rent & Other Expenses    103,300      1.2%          321         1.22
                                -----------------------------------------------
  Total Fixed Charges             $306,600      3.5%         $952        $3.62

INCOME BEFORE RESERVES          $1,761,100     20.4%       $5,469       $20.79

Reserve for Replacement of FF&E   $345,500      4.0%       $1,073        $4.08
Capital Expenditures                     0      0.0%            0        00.00
                                -----------------------------------------------
  Total Reserves and
  Capital Exp.                    $345,500      4.0%       $1,073        $4.08

INCOME BEFORE DEBT SERVICE      $1,415,600     16.4%       $4,396       $16.71
                                ==============================================
Notes:
(1) Includes an amount for Major Maintenance Fixed Charge
(2) Depreciation and amortization has not been included in these re-casts




                      Regal University Hotel

                      Statement of Estimated
                        Income and Expenses

                                                            1998
                                                                         Per


                                       Amount      Ratio    Per Room   Occupied
                                                                       Room/Day

Number of Days Open/Year                   365
Available Rooms (Daily)                    322
Available Rooms (Annually)             117,530
Occupancy Percentage                                 71%
Occupied Rooms                          83,400
Average Room Rate                                                       $75.00

REVENUES
Rooms                               $6,255,000     70.3%    $19,425     $75.00
Food                                 2,058,400     23.1%      6,393      24.68
Beverage                               318,700      3.6%        990       3.82
Telephone                              196,600      2.2%        611       2.36
Rentals and Other
Income (Net)                            75,000      0.8%        233       0.90
                                    -------------------------------------------
  Total Revenues                     8,903,700    100.0%    $27,651     106.76

DEPARTMENTAL EXPENSES
Rooms                               $1,842,000     29.4%     $5,720     $22.09
Food & Beverage                      1,870,300     78.7%      5,808      22.43
Telephone                              118,800     60.4%        369       1.42
                                    -------------------------------------------
  Total Departmental Expenses       $3,831,100     43.0%    $11,898     $45.94


TOTAL DEPARTMENTAL INCOME           $5,072,600     57.0%    $15,753     $60.82
UNDISTRIBUTED OPERATING EXPENSES
Administrative & General              $890,400     10.0%     $2,765     $10.68
Sales & Marketing                      712,300      8.0%      2,212       8.54
Management Fees                        356,100      4.0%      1,106       4.27
Franchise Fees                         187,700      2.1%        583       2.25
Energy                                 377,700      4.2%      1,173       4.53
Property Operations &
Maintenance (1)                        429,200      4.8%      1,333       5.15
                                    -------------------------------------------
  Total Undistributed Operating     $2,953,400     33.2%     $9,172     $35.41

INCOME BEFORE FIXED CHARGES         $2,119,200     23.8%     $6,581     $25.41

FIXED CHARGES
Property Taxes                        $120,700      1.4%       $375      $1.45
Personal Property Taxes                 22,400      0.3%         70       0.27
Insurance                               67,300      0.8%        209       0.81
Equipment Rent & Other Expenses        106,900      1.2%        332       1.28
                                    -------------------------------------------
  Total Fixed Charges                 $317,300      3.6%       $985      $3.80

INCOME BEFORE RESERVES              $1,801,900     20.2%     $5,596     $21.61

Reserve for Replacement of FF&E       $356,100      4.0%     $1,106      $4.27
Capital Expenditures                         0      0.0%          0       0.00
                                    -------------------------------------------
  Total Reserves and Capital Exp.     $356,100      4.0%     $1,106      $4.27

INCOME BEFORE DEBT SERVICE          $1,445,800     16.2%     $4,490     $17.34
                                    ===========================================
Notes:
(1) Includes an amount for Major Maintenance Fixed Charge
(2) Depreciation and amortization has not been included in these re-casts




                      Regal University Hotel

                      Statement of Estimated
                        Income and Expenses

                                                       1999
                                                                    Per
                                                                      Occupied
                                 Amount        Ratio      Per Room    Room/Day

Number of Days Open/Year             365
Available Rooms (Daily)              322
Available Rooms (Annually)       117,530
Occupancy Percentage                             71%
Occupied Rooms                    83,700
Average Room Rate                                                        $78.50

REVENUES
Rooms                         $6,570,500       70.5%      $20,405        $78.50
Food                           2,134,100       22.9%        6,628         25.50
Beverage                         330,500        3.5%        1,026          3.95
Telephone                        204,200        2.2%          634          2.44
Rentals and Other
Income (Net)                      77,800        0.8%          242          0.93

--------------------------------------------------
  Total Revenues              $9,317,100      100.0%      $28,935       $111.32

DEPARTMENTAL EXPENSES
Rooms                         $1,910,800       29.1%       $5,934        $22.83
Food & Beverage                1,939,800       78.7%        6,024         23.18
Telephone                        123,200       60.3%          383          1.47

--------------------------------------------------
  Total Departmental
  Expenses                    $3,973,800       42.7%      $12,341        $47.48


TOTAL DEPARTMENTAL INCOME     $5,343,300       57.3%      $16,594        $63.84
UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General        $931,700       10.0%       $2,893        $11.13
Sales & Marketing                745,400        8.0%        2,315          8.91
Management Fees                  372,700        4.0%        1,157          4.45
Franchise Fees                   197,100        2.1%          612          2.35
Energy                           391,000        4.2%        1,214          4.67
Property Operations &
Maintenance (1)                  444,400        4.8%        1,380          5.31

--------------------------------------------------
  Total Undistributed
  Operating                   $3,082,300       33.1%       $9,572        $36.83

INCOME BEFORE FIXED CHARGES   $2,261,000       24.3%       $7,022        $27.01


FIXED CHARGES
Property Taxes                  $125,000        1.3%         $388         $1.49
Personal Property Taxes           23,200        0.2%           72          0.28
Insurance                         69,600        0.7%          216          0.83
Equipment Rent &
Other Expenses                   110,700        1.2%          344          1.32

--------------------------------------------------
  Total Fixed Charges           $328,500        3.5%       $1,020          3.92

INCOME BEFORE RESERVES        $1,932,500       20.7%       $6,002        $23.09

Reserve for Replacement
of FF&E                         $372,700        4.0%       $1,157         $4.45
Capital Expenditures             500,000        5.4%        1,553         $5.97

--------------------------------------------------
  Total Reserves
  and Capital Exp.             $872,700         9.4%       $2,710        $10.43

INCOME BEFORE DEBT SERVICE    $1,059,800       11.4%       $3,291        $12.66

==================================================
Notes:
(1) Includes an amount for Major Maintenance Fixed Charge
(2) Depreciation and amortization has not been included in these re-casts

                      Regal University Hotel

                      Statement of Estimated
                        Income and Expenses

                                                         2000
                                                                     Per
                                                                     Occupied
                                   Amount        Ratio      Per Room Room/Day

Number of Days Open/Year               365
Available Rooms (Daily)                322
Available Rooms (Annually)         117,530
Occupancy Percentage                               73%
Occupied Rooms                      85,800
Average Room Rate                                                      $81.50

REVENUES
Rooms                           $6,992,700       70.8%      $21,716    $81.50
Food                             2,235,900       22.6%        6,944     26.06
Beverage                           347,200        3.5%        1,078      4.05
Telephone                          216,600        2.2%          673      2.52
Rentals and Other
Income (Net)                        81,500        0.8%          253      0.95
                                ----------------------------------------------
  Total Revenues                $9,873,900      100.0%      $30,664   $115.08

DEPARTMENTAL EXPENSES
Rooms                           $2,009,400       28.7%       $6,240    $23.42
Food & Beverage                  2,037,400       78.9%        6,327     23.75
Telephone                          129,100       59.6%          401      1.50
                                ----------------------------------------------
  Total Departmental
  Expenses                      $4,175,900       42.3%      $12,969    $48.67


TOTAL DEPARTMENTAL INCOME       $5,698,000       57.7%      $17,696    $66.41
UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General          $987,400       10.0%       $3,066    $11.51
Sales & Marketing                  789,900        8.0%        2,453      9.21
Management Fees                    395,000        4.0%        1,227      4.60
Franchise Fees                     209,800        2.1%          652      2.45
Energy                             405,700        4.1%        1,260      4.73
Property Operations
& Maintenance (1)                  461,000        4.7%        1,432      5.37
                                ----------------------------------------------
  Total Undistributed
  Operating                     $3,248,800       32.9%      $10,089    $37.86

INCOME BEFORE FIXED CHARGES     $2,449,200       24.8%       $7,606    $28.55


FIXED CHARGES
Property Taxes                    $129,300        1.3%         $402     $1.51
Personal Property Taxes             24,000        0.2%           75      0.28
Insurance                           72,100        0.7%          224      0.84
Equipment Rent &
Other Expenses                     114,500        1.2%          356      1.33
                                ----------------------------------------------
  Total Fixed Charges             $339,900        3.4%       $1,056     $3.96

INCOME BEFORE RESERVES          $2,109,300       21.4%       $6,551    $24.58

Reserve for Replacement
of FF&E                           $395,000        4.0%       $1,227     $4.60
Capital Expenditures                     0        0.0%            0      0.00
                                ----------------------------------------------
  Total Reserves and
  Capital Exp.                    $395,000        4.0%       $1,227     $4.60

INCOME BEFORE DEBT SERVICE      $1,714,300       17.4%       $5,324    $19.98
                                ==============================================
Notes:
(1) Includes an amount for Major Maintenance Fixed Charge
(2) Depreciation and amortization has not been included in these re-casts



                      Regal University Hotel

                      Statement of Estimated
                        Income and Expenses

                                                            2001
                                                                         Per
                                                                       Occupied
                                      Amount      Ratio    Per Room  Room/Day

Number of Days Open/Year                  365
Available Rooms (Daily)                   322
Available Rooms (Annually)            117,530
Occupancy Percentage                                74%
Occupied Rooms                         87,200
Average Room Rate                                                       $84.50

REVENUES
Rooms                              $7,368,400     71.0%    $22,883      $84.50
Food                                2,332,900     22.9%      7,245       26.75
Beverage                              362,800      3.5%      1,127        4.16
Telephone                             227,900      2.2%        708        2.61
Rentals and Other
Income (Net)                           85,100      0.8%        264        0.98
                                   --------------------------------------------
  Total Revenues                   $10,377,100   100.0%    $32,227     $119.00

DEPARTMENTAL EXPENSES
Rooms                              $2,101,700     28.5%     $6,527      $24.10
Food & Beverage                     2,129,200     79.0%      6,612       24.42
Telephone                             134,600     59.1%        418        1.54
                                   --------------------------------------------
  Total Departmental Expenses      $4,365,500     42.1%    $13,557      $50.06


TOTAL DEPARTMENTAL INCOME          $6,011,600     57.9%    $18,670      $68.94
UNDISTRIBUTED OPERATING EXPENSES
Administrative & General           $1,037,700     10.0%     $3,223      $11.90
Sales & Marketing                     815,800      7.9%      2,534        9.36
Management Fees                       415,100      4.0%      1,289        4.76
Franchise Fees                        221,100      2.1%        687        2.54
Energy                                 42,600      4.1%      1,306        4.82
Property Operations &
Maintenance (1)                       477,900     46.9%      1,484        5.48
                                   --------------------------------------------
  Total Undistributed Operating    $3,388,200     32.7%    $10,522      $38.86

INCOME BEFORE FIXED CHARGES        $2,623,400     25.3%     $8,147      $30.08


FIXED CHARGES
Property Taxes                       $133,900      1.3%       $416       $1.54
Personal Property Taxes                24,900      0.2%         77        0.29
Insurance                              74,600      0.7%        232        0.86
Equipment Rent &
Other Expenses                        118,600      1.1%        368        1.36
                                   --------------------------------------------
  Total Fixed Charges                $352,000      3.4%     $1,093       $4.04

INCOME BEFORE RESERVES             $2,271,400     21.9%     $7,054      $26.05

Reserve for Replacement
of FF&E                              $415,100      4.0%     $1,289       $4.76
Capital Expenditures                        0      0.0%          0        0.00
                                   --------------------------------------------
  Total Reserves and Capital Exp     $415,100      4.0%     $1,289       $4.76

INCOME BEFORE DEBT SERVICE         $1,856,300     17.9%     $5,765      $21.29
                                   ============================================
Notes:
(1) Includes an amount for Major Maintenance Fixed Charge
(2)Depreciation and amortization has not been included in these re-casts




                      Regal University Hotel

                      Statement of Estimated
                        Income and Expenses

                                                               2002
                                                                       Per
                                                                       Occupied
                                    Amount        Ratio     Per Room   Room/Day

Number of Days Open/Year                365
Available Rooms (Daily)                 322
Available Rooms (Annually)          117,530
Occupancy Percentage                                74%
Occupied Rooms                       87,200
Average Room Rate                                                        $87.50

REVENUES
Rooms                            $7,630,000       71.0%      $23,696     $87.50
Food                              2,414,600       22.5%          749      27.69
Beverage                            375,500        3.5%        1,166       4.31
Telephone                           235,900        2.2%          733       2.71
Rentals and Other
Income (Net)                         88,100        0.8%          274       1.01

-----------------------------------------------
  Total Revenues                $10,744,100       10.0%      $33,367    $123.21

DEPARTMENTAL EXPENSES
Rooms                            $2,175,300       28.5%       $6,756     $24.95
Food & Beverage                   2,203,700       79.0%        6,844      25.27
Telephone                           139,300       59.1%          433       1.60

-----------------------------------------------
  Total Departmental Expenses    $4,518,300       42.1%      $14,032     $51.82


TOTAL DEPARTMENTAL INCOME        $6,225,800       57.9%      $19,335     $71.40
UNDISTRIBUTED OPERATING
EXPENSES
Administrative & General         $1,074,000       10.0%       $3,335     $12.32
Sales & Marketing                   844,400        7.9%        2,622       9.68
Management Fees                     429,800        4.0%        1,335       4.93
Franchise Fees                      228,900        2.1%          711       2.63
Energy                              435,300        4.1%        1,352       4.99
Property Operations &
Maintenance (1)                     494,700        4.6%        1,536       5.67

-----------------------------------------------
  Total Undistributed
    Operating                    $3,507,100       32.6%      $10,892     $40.22

INCOME BEFORE FIXED CHARGES      $2,718,700       25.3%       $8,443     $31.18


FIXED CHARGES
Property Taxes                     $138,500        1.3%         $430      $1.59
Personal Property Taxes              25,700        0.2%           80       0.29
Insurance                            77,200        0.7%          240       0.89
Equipment Rent &
 Other Expenses                    $122,700        1.1%          381       1.41

-----------------------------------------------
  Total Fixed Charges              $364,100        3.4%       $1,131      $4.18

INCOME BEFORE RESERVES           $2,354,600       21.9%       $7,312     $27.00

Reserve for Replacement
of FF&E                            $429,800        4.0%       $1,335      $4.93
Capital Expenditures                      0        0.0%            0       0.00

-----------------------------------------------
  Total Reserves and
  Capital Exp                      $429,800        4.0%       $1,335      $4.93

INCOME BEFORE DEBT SERVICE       $1,924,800       17.9%       $5,978     $22.07

===============================================
Notes:
(1) Includes an amount for Major Maintenance Fixed Charge
(2)Depreciation and amortization has not been included in these re-casts

                      Regal University Hotel

                      Statement of Estimated
                        Income and Expenses

                                                                2003
                                                                    Per
Occupied
                                Amount        Ratio      Per Room     Room/Day

Number of Days Open/Year            365
Available Rooms (Daily)             322
Available Rooms (Annually)      117,530
Occupancy Percentage                            74%
Occupied Rooms                   87,200
Average Room Rate                                                        $90.50

REVENUES
Rooms                        $7,891,500       71.0%      $24,508         $90.50
Food                          2,499,100       22.5%        7,761          28.66
Beverage                        388,600        3.5%        1,207           4.46
Telephone                       244,200        2.2%          758           2.80
Rentals and
Other Income (Net)               91,200        0.8%          283           1.05

---------------------------------------------------
  Total Revenues             $11,114,700     100.0%      $34,518        $127.46

DEPARTMENTAL EXPENSES
Rooms                        $2,251,400       28.5%       $6,992         $25.82
Food & Beverage               2,280,800       79.0%        7,083          26.16
Telephone                       144,200       59.0%          448           1.65

---------------------------------------------------
  Total Departmental
  Expenses                   $4,676,400       42.1%      $14,523         $53.63


TOTAL DEPARTMENTAL
INCOME                      $6,438,300       57.9%      $19,995          $73.83
UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General     $1,111,600       10.0%       $3,452         $12.75
Sales & Marketing               874,000        7.9%        2,714          10.02
Management Fees                 444,600        4.0%        1,381           5.10
Franchise Fees                  236,700        2.1%          735           2.71
Energy                          450,500        4.1%        1,399           5.17
Property Operations &
Maintenance (1)                 512,000        4.6%       1,590            5.87

---------------------------------------------------
  Total Undistributed
  Operating                  $3,629,400       32.7%      $11,271         $41.62

INCOME BEFORE
FIXED CHARGES                $2,808,900       25.3%       $8,723         $32.21


FIXED CHARGES
Property Taxes                 $143,400        1.3%         $445          $1.64
Personal Property Taxes          26,600        0.2%           83           0.31
Insurance                        79,900        0.7%          248           0.92
Equipment Rent &
Other Expenses                  127,000        1.1%          394           1.46

---------------------------------------------------
  Total Fixed Charges          $376,900        3.4%       $1,170          $4.32

INCOME BEFORE RESERVES       $2,432,000       21.9%       $7,553         $27.89

Reserve for Replacement
of FF&E                        $444,600        4.0%       $1,381          $5.10
Capital Expenditures                  0        0.0%            0           0.00

---------------------------------------------------
  Total Reserves and
  Capital Exp                  $444,600        4.0%       $1,381          $5.10

INCOME BEFORE DEBT SERVICE   $1,987,400       17.9%       $6,172         $22.79

===================================================
Notes:
(1) Includes an amount for Major Maintenance Fixed Charge (2)
Depreciation and amortization has not been included in these re-casts




                      Regal University Hotel

                      Statement of Estimated
                        Income and Expenses

                                                      2004
                                                                   Per Occupied
                                Amount        Ratio      Per Room    Room/Day

Number of Days Open/Year            365
Available Rooms (Daily)             322
Available Rooms (Annually)      117,530
Occupancy Percentage                            74%
Occupied Rooms                   87,200
Average Room Rate                                                       $93.50

REVENUES
Rooms                        $8,153,200       71.0%      $25,320        $93.50
Food                          2,586,600       22.5%        8,033         29.66
Beverage                        402,200        3.5%        1,249          4.61
Telephone                       252,700        2.2%          785          2.90
Rentals and Other
Income (Net)                     94,400        0.8%          293          1.08
                             --------------------------------------------------
  Total Revenues             $11,489,100     100.0%      $35,680       $131.76

DEPARTMENTAL EXPENSES
Rooms                        $2,330,200       28.6%       $7,237        $26.72
Food & Beverage               2,360,600       79.0%        7,331         27.07
Telephone                       149,200       59.0%          463          1.71
                             --------------------------------------------------
  Total Departmental
  Expenses                   $4,840,000       42.1%      $15,031        $55.50


TOTAL DEPARTMENTAL
INCOME                       $6,649,100       57.9%      $20,649        $76.25
UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General     $1,150,500       10.0%       $3,573        $13.19
Sales & Marketing               904,600        7.9%        2,809         10.37
Management Fees                 459,600        4.0%        1,427          5.27
Franchise Fees                  244,600        2.1%          760          2.81
Energy                          466,300        4.1%        1,448          5.35
Property Operations &
Maintenance (1)                 529,900         4.6%       1,646          6.08
                             --------------------------------------------------
  Total Undistributed
  Operating                  $3,755,500       32.7%      $11,663        $43.07

INCOME BEFORE
FIXED CHARGES                $2,893,600       25.2%       $8,986        $33.18


FIXED CHARGES
Property Taxes                 $148,400        1.3%         $461         $1.70
Personal Property Taxes          27,600        0.2%           86          0.32
Insurance                        82,700        0.7%          257          0.95
Equipment Rent &
Other Expenses                  131,400        1.1%          408          1.51
                             --------------------------------------------------
  Total Fixed Charges          $390,100        3.4%       $1,211         $4.47

INCOME BEFORE RESERVES       $2,503,500       21.8%       $7,775        $28.71

Reserve for Replacement
of FF&E                        $459,600        4.0%       $1,427         $5.27
Capital Expenditures                  0        0.0%            0          0.00
                             --------------------------------------------------
  Total Reserves
  and Capital Exp.             $459,600        4.0%       $1,427         $5.27

INCOME BEFORE
DEBT SERVICE                 $2,043,900       17.8%       $6,348        $23.44
                             ==================================================
Notes:
(1) Includes an amount for Major Maintenance Fixed Charge
(2) Depreciation and amortization has not been included in these re-casts




                      Regal University Hotel

                      Statement of Estimated
                        Income and Expenses

                                                                2005


                                                                   Per Occupied
                               Amount        Ratio      Per Room       Room/Day

Number of Days Open/Year           365
Available Rooms (Daily)            322
Available Rooms (Annually)     117,530
Occupancy Percentage                           74%
Occupied Rooms                  87,200
Average Room Rate                                                        $97.00

REVENUES
Rooms                       $8,458,400       71.0%      $26,268          $97.00
Food                         2,677,100       22.5%        8,314           30.70
Beverage                       416,300        3.5%        1,293            4.77
Telephone                      261,500        2.2%          812            3.00
Rentals and Other
Income (Net)                    97,700        0.8%          303            1.12

----------------------------------------------------
  Total Revenues            $11,911,000     100.0%      $36,991         $136.59

DEPARTMENTAL
EXPENSES
Rooms                       $2,411,800       28.5%       $7,490          $27.66
Food & Beverage              2,443,200       79.0%        7,588           28.02
Telephone                      154,400       59.0%          480            1.77

----------------------------------------------------
  Total Departmental
  Expenses                  $5,009,400       42.1%      $15,557          $57.45


TOTAL DEPARTMENTAL
INCOME                      $6,901,600       57.9%      $21,434          $79.15
UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General    $1,190,800       10.0%       $3,698          $13.66
Sales & Marketing              936,300        7.9%        2,908           10.74
Management Fees                476,400        4.0%        1,480            5.46
Franchise Fees                 253,800        2.1%          788            2.91
Energy                         482,600        4.1%        1,499            5.53
Property Operations &
 Maintenance (1)               548,400        4.6%        1,703            6.29

----------------------------------------------------
  Total Undistributed
  Operating                 $3,888,300       32.6%      $12,075          $44.59

INCOME BEFORE
FIXED CHARGES               $3,013,300       25.3%       $9,358          $34.56


FIXED CHARGES
Property Taxes                $153,600        1.3%         $477           $1.76
Personal Property Taxes         28,500        0.2%           89            0.33
Insurance                       85,600        0.7%          266            0.98
Equipment Rent &
Other Expenses                 136,000        1.1%          422            1.56

----------------------------------------------------
  Total Fixed Charges         $403,700        3.4%       $1,254           $4.63

INCOME BEFORE RESERVES      $2,609,600       21.9%       $8,104          $29.93

Reserve for Replacement
of FF&E                       $476,400        4.0%       $1,480           $5.46
Capital Expenditures                 0        0.0%            0            0.00

----------------------------------------------------
  Total Reserves and
  Capital Exp.                $476,400        4.0%       $1,480           $5.46

INCOME BEFORE DEBT SERVICE  $2,133,200       17.9%       $6,625          $24.46

====================================================
Notes:
(1) Includes an amount for Major Maintenance Fixed Charge
(2) Depreciation and amortization has not been included in these re-casts

                      Regal University Hotel

                      Statement of Estimated
                        Income and Expenses

                                                       2006
                                                                   Per Occupied
                              Amount        Ratio      Per Room       Room/Day

Number of Days Open/Year          365
Available Rooms (Daily)           322
Available Rooms (Annually)    117,530
Occupancy Percentage                          74%
Occupied Rooms                 87,200
Average Room Rate                                                       $100.50

REVENUES
Rooms                      $8,763,600       71.0%      $27,216          $100.50
Food                        2,770,800       22.9%        8,605            31.78
Beverage                      430,900        3.5%        1,338             4.94
Telephone                     270,700        2.2%          841             3.10
Rentals and
Other Income (Net)            101,100        0.8%          314             1.16

-----------------------------------------------------
  Total Revenues           $12,337,100     100.0%      $38,314          $141.48

DEPARTMENTAL EXPENSES
Rooms                      $2,496,200       28.5%       $7,752           $28.63
Food & Beverage             2,528,700       79.0%        7,853            29.00
Telephone                     159,800       59.0%          496             1.83

-----------------------------------------------------
  Total Departmental
  Expenses                 $5,184,700       42.0%      $16,102           $59.46


TOTAL DEPARTMENTAL INCOME  $7,152,400       58.0%      $22,212           $82.02
UNDISTRIBUTED
OPERATING EXPENSES
Administrative & General   $1,232,500       10.0%       $3,828           $14.13
Sales & Marketing             969,100        7.9%        3,010            11.11
Management Fees               493,500        4.0%        1,533             5.66
Franchise Fees                262,900        2.1%          816             3.01
Energy                        499,500        4.0%        1,551             5.73
Property Operations &
Maintenance (1)               567,600        4.6%        1,763             6.51

-----------------------------------------------------
  Total Undistributed
  Operating                $4,025,100       32.6%      $12,500           $46.16

INCOME BEFORE
FIXED CHARGES              $3,127,300       25.3%       $9,712           $35.86


FIXED CHARGES
Property Taxes               $159,000        1.3%         $494            $1.82
Personal Property Taxes        29,500        0.2%           92             0.34
Insurance                      88,600        0.7%          275             1.02
Equipment Rent &
Other Expenses                140,800        1.1%          437             1.61

-----------------------------------------------------
  Total Fixed Charges        $417,900        3.4%       $1,298            $4.79

INCOME BEFORE RESERVES     $2,709,400       22.0%       $8,414           $31.07

Reserve for Replacement
of FF&E                      $493,500        4.0%       $1,533            $5.66
Capital Expenditures                0        0.0%            0             0.00

-----------------------------------------------------
  Total Reserves
  and Capital Exp.           $493,500        4.0%       $1,533            $5.66

INCOME BEFORE DEBT SERVICE $2,215,900       18.0%       $6,882           $25.41

=====================================================
Notes:
(1) Includes an amount for Major Maintenance Fixed Charge
(2) Depreciation and amortization has not been included in these re-casts




                      Regal University Hotel

                      Statement of Estimated
                        Income and Expenses

                                                    2007
                                                                   Per Occupied
                              Amount        Ratio      Per Room      Room/Day

Number of Days Open/Year          365
Available Rooms (Daily)           322
Available Rooms (Annually)    117,530
Occupancy Percentage                         74%
Occupied Rooms                 87,200
Average Room Rate                                                      $104.00

REVENUES
Rooms                      $9,068,800       71.0%      $28,164         $104.00
Food                        2,867,800       22.9%        8,906           32.89
Beverage                      446,000        3.5%        1,385            5.11
Telephone                     280,200        2.2%          870            3.21
Rentals and Other
Income (Net)                  104,600        0.8%          325            1.20
                           ----------------------------------------------------
  Total Revenues           $12,767,400     100.0%      $39,650         $146.42

DEPARTMENTAL
EXPENSES
Rooms                      $2,583,600       28.5%       $8,024          $29.63
Food & Beverage             2,617,200       79.0%        8,128           30.01
Telephone                     165,400       59.0%          514            1.90
                           ----------------------------------------------------
  Total Departmental
  Expenses                 $5,366,200       42.0%      $16,665          $61.54


TOTAL DEPARTMENTAL
INCOME                     $7,401,200       58.0%      $22,985          $84.88
UNDISTRIBUTED OPERATING
EXPENSES
Administrative
& General                  $1,275,600       10.0%       $3,961          $14.63
Sales & Marketing           1,003,000        7.9%        3,115           11.50
Management Fees               510,700        4.0%        1,586            5.86
Franchise Fees                272,100        2.1%          845            3.12
Energy                        517,000        4.0%        1,606            5.93
Property Operations &
Maintenance (1)               587,500        4.6%        1,825            6.74
                           ----------------------------------------------------
  Total Undistributed
  Operating                $4,165,900       32.6%      $12,938          $47.77

INCOME BEFORE
FIXED CHARGES              $3,235,300       25.3%      $10,048          $37.10


FIXED CHARGES
Property Taxes               $164,500        1.3%         $511           $1.89
Personal Property Taxes        30,600        0.2%           95            0.35
Insurance                      91,700        0.7%          285            1.05
Equipment Rent &
Other Expenses                145,700        1.1%          453            1.67
                           ----------------------------------------------------
  Total Fixed Charges        $432,500        3.4%       $1,343           $4.96

INCOME BEFORE RESERVES     $2,802,800       22.0%       $8,704          $32.14

Reserve for Replacement
of FF&E                      $510,700        4.0%       $1,586           $5.86
Capital Expenditures                0        0.0%            0            0.00
                           ----------------------------------------------------
  Total Reserves
 and Capital Exp.            $510,700        4.0%       $1,586           $5.86

INCOME BEFORE
 DEBT SERVICE              $2,292,100       18.0%       $7,118          $26.29
                           ====================================================
Notes:
(1) Includes an amount for Major Maintenance Fixed Charge
(2) Depreciation and amortization has not been included in these re-casts

Regal University Hotel, Durham, North Carolina               Page 85
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INVESTMENT CLIMATE OVERVIEW

In establishing valuation parameters to apply to the projected operating cash flow from the proposed property, we have researched the current market for hotel investments. Arthur Andersen conducts a survey of a select group of hotel companies, investors, developers, investment bankers, and brokers. Our most recent survey was conducted at the end of the third quarter of 1996.

Our surveys indicate that the investment climate has undergone significant changes over the last five years. After the economic recession in the early 1990s, the number of hotel sales transactions increased significantly between 1993 and 1995. The price per room of lodging property has increased significantly as well. In the early 1990s, the primary buyers of hotel assets were opportunity funds and individual investors lured by the low prices as a percentage of the replacement cost. New lodging REITs, established in the early 1990s, also began to invest heavily into hotel assets. During 1995 and 1996 the larger REITS (such as Patriot American Hospitality; Starwood Lodging Trust; FelCor Suite Hotels, Inc.; and HPT) accounted for a large share of the transactions involving full-service lodging properties. These organizations must maintain the level of acquisition achieved in the past and, therefore, have been paying increasingly higher prices for lodging assets. In addition, many of the recent REIT acquisitions were completed as part of a portfolio which, attracted by the opportunity to purchase more assets in one fell swoop, often resulted in aggressive pricing parameters.

As the health of the overall U.S. lodging industry has improved, so has the interest in acquiring lodging assets. The activity of the REITS, combined with the strategic interests of hotel companies and the interest of equity investors, has resulted in a competitive acquisition market.

These changes in the investment market have resulted in a significant shift in the criteria used to evaluate a potential transaction. Terminal capitalization and discount rates assumed, which averaged 11-12 percent and 14-16 percent, respectively in 1991, decreased to an average of 10-11 percent and 12-13 percent, respectively in early 1996. Investors interviewed in the third quarter of 1996, however, indicated that investment parameters may currently be at the "low-point" of this real estate cycle.

Regal University Hotel, Durham, North Carolina               Page 86
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Investors interviewed admitted that although recent
acquisitions have been structured using aggressive investment parameters, they are likely to re-evaluate the assumptions and investment parameters used in the near future.

The following table summarizes the results of our investor survey completed at the end of the Third Quarter 1996.

-----------------------------------------------------------
Arthur Andersen Hotel Investor Survey - Third Quarter 1996
-----------------------------------------------------------

                                           Range

Free and Clear Discount Rates             12.0%-15.0%

Terminal Capitalization Rates             10.0%-12.5%

Going-In Capitalization Rates             10.0%-11.0%

Equity Return Req. (leveraged)            20.0%-30.0%

Equity Return Req. (unleveraged)          12.0%-18.0%

Cash on Cash Return Requirements          10.0%-17.5%
------------------------------------------------------------

DISCOUNTED CASH FLOW ANALYSIS

The discounted cash flow (DCF) technique converts the projected stream of benefits, either before or after financing, as appropriate, into a present value. Once the projection of net income or cash flow is accomplished, a discount rate and capitalization rate at reversion must be chosen. The selection of these rates is somewhat subjective, since investor criteria for the acquisition of real property is subject to variation, and no comprehensive, organized lodging property exchange exists.

Discount Rates

A free and clear discount rate is used to discount future earnings without regard to any leverage or financing. Since there has been a general lack of hotel financing over the last several years, most of the larger hotel transactions have involved all cash purchases. Discount

Regal University Hotel, Durham, North Carolina               Page 87
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rates (or internal rate of return requirements) typically vary by a number of factors: long-term investor-return requirements on alternative investments; type and motivation of investor;
property type -- e.g., hotel, apartments, etc.; and local market area conditions. Our survey of investor criteria indicated that investors are currently assuming discount rate that range from 12 to 15 percent. The survey average for free and clear discount rates was 14 percent.

After giving full consideration to these surveys as well as to the type of property being appraised, its competitiveness in its market place, and general market conditions, a discount rate of
12.5 percent, applied to net cash flow before debt service, is judged to be appropriate due to the strength of the Durham, North Carolina market and the constant high performances achieved there.

Terminal Capitalization Rates

The "exit" capitalization rate at reversion is used to convert the projected stream of income beyond the last year of the projection period into a value at the end of the projection period. Our investor surveys revealed capitalization rates ranging from 10.0 to 12.5 percent, with a survey mean average of approximately 11 percent. The Durham, North Carolina market has reflected strong growth over the last year and is expected to reflect continued upside potential in the near term. Our analysis reflects the upside potential of the market in the estimates of future cash flow projections and considers the subject hotel's ability to reflect improved operations as a result of overall market growth. We have adjusted the terminal capitalization rate downwards by one-half of a basis point to reflect the added upside potential of the property. On the basis of this analysis, a terminal capitalization rate of 10.5 percent is judged to be appropriate for the subject hotel.

Conclusion by Discounted Cash Flow Analysis

Application of the discounted cash flow technique to the total projected net income for the appraised property yields a market value estimate of the fee simple interest in the subject of $15,900,000. The table on the following page presents our discounted cash flow analysis.

                   Discounted Cash Flow Analysis
                      Regal University Hotel
                      Durham, North Carolina


                                                             Net Present Value
        Income Before      Residual         Discount           Income Before
Year    Debt Service       Value (1)    Factor (2) & (3)       Debt Service
----   --------------     -----------   ----------------     --------------

1997     $1,415,600                            0.8889           $1,258,311
1998      1,445,800                            0.7901            1,142,360
1999      1,059,800                            0.7023              744,331
2000      1,714,300                            0.6243            1,070,229
2001      1,856,300                            0.5549            1,030,115
2002      1,924,800                            0.4933              949,446
2003      1,987,400                            0.4385              871,400
2004      2,043,900                            0.3897              796,598
2005      2,133,200                            0.3464              739,025
2006      2,215,900       $21,174,638 (4)      0.3079            7,203,026
                                                                 -----------


                                  Value at January 1, 1997:     $15,800,000
                                            Value Per Room:         $49,068

Notes:

(1) Income Before Debt Service in the exit year was capitalized at 10.5 percent.
(2) Income was discounted to net present value using a 12.5 percent discount rate.
(3) Analysis used end-point discounting.
(4) A sales commission of 3.0 percent was assumed.

Regal University Hotel, Durham, North Carolina               Page 89
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               E. RECONCILIATION AND FINAL VALUE ESTIMATE

Valuation of the appraised property has been developed by the direct sales comparison approach and the income approach. Various appraisal techniques and methods were utilized in these analyses and the fee simple value estimates derived by each approach is summarized as follows:

-------------------------------------------------------
                             Amount     Price Per Room
                             ------     --------------
Cost Approach                   N/A               N/A

Sales Comparison
 Approach               $15,778,000           $49,000

Income Approach         $15,800,000           $49,068

----------------------------------------------------------


The Cost Approach is most useful when valuing new or nearly new properties or when appraising special purpose properties. The reliability of this approach is diminished as buildings and other forms of improvement increase in age and begin to depreciate. The resulting loss in value becomes increasingly difficult to accurately quantify. The cost approach was therefore not utilized in valuing the subject property.

The Sales Comparison Approach is frequently a good indicator of value, especially when a sufficient number of relevant transactions with reliable information on each is available. The sales comparison approach was used as an indicator of the reliability of results obtained from the income capitalization approach.

The income capitalization approach is generally considered the most applicable method for estimating the value of investment properties, as it incorporates the economic motivations of buyers and sellers in the analysis. The reliability of this approach is enhanced when adequate data are available to assure proper development of the income, expense, and capitalization rate analyses.

Regal University Hotel, Durham, North Carolina               Page 90
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Based upon the research and analyses performed in the development of these approaches, and with primary emphasis on the income approach, it is our opinion that the market value of the fee simple interest in the appraised property as a going concern, as of January 1, 1997 is:

      -- FIFTEEN MILLION, EIGHT HUNDRED THOUSAND DOLLARS --
                          ($15,800,000)

In accordance with the Uniform Standards of Professional Appraisal Practice (USPAP), prepared by The Appraisal Standards Board of The Appraisal Foundation, it is necessary to identify and separately value any personal property, fixtures, or intangible items that are not real property but are included in the appraisal. Personal property and fixtures in a hotel consists of a variety of components including bedroom case-goods, bathroom fixtures, restaurant and kitchen equipment, signage, computers and other related items. Our physical inspection of the property indicated that these items were generally in good condition relative to the age of the property.

We estimate that the replacement cost for the furniture, fixtures, and equipment at the subject hotel is approximately $17,000 per room, in constant 1996 dollars. This estimate is based upon industry averages. Assuming an average useful life of eight years and an effective age of four years, the value of the furniture, fixtures, and equipment is estimated to be approximately $8,500 per room. On the basis of this analysis, the value of the personal property for the subject hotel is estimated to be $2,730,000.

Since a hotel's furniture, fixtures, and equipment is such an integral component of the facility's ability to generate income and is seldom removed from the property or sold separately, the value produced by the separation of the personal property component from the real property is not particularly meaningful.

Regal University Hotel, Durham, North Carolina               Page 91
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                            F. ADDENDA

Regal University Hotel, Durham, North Carolina               Page 92
--------------------------------------------------------------------




                    F.1 HOTEL SALES COMPARABLES

Regal University Hotel, Durham, North Carolina               Page 93
--------------------------------------------------------------------





     Name:                           DURHAM HILTON

     Location:                       Durham, North Carolina

     Grantor (Seller):               City Hotels

     Grantee (Buyer):                American General Hospitality

     Date of Sale:                   Pending

     Sales Price:                    $11,100,000

     Property Rights Conveyed:       Fee Simple

     Number of Rooms:                152

     Year Built:                     1987

     Price per Room:                 $73,026

     Occupancy (1995):               74 percent

     Average Rate  (1995):           $74.47

     Est. Gross Room Revenue (1995): $3,068,000

     Est. Net Income Before
      Debt Svc. (1995):              $1,040,000

     Overall Capitalization Rate:    10.0%


     Comments:

     This hotel is currently under contract for sale. The price for this property is estimated to be approximately $11.1 million. This hotel is located on Hillsborough Road, a busy thoroughfare that has a large number of businesses on it, and which leads directly into downtown Durham. It is approximately five minutes away from the subject hotel.

     This hotel also benefits from the Hilton brandname and reservation system. Furthermore, as a smaller property, the Hilton is able to protect its room rate more easily.

Regal University Hotel, Durham, North Carolina               Page 94
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     Name:                           OMNI HOTEL & CIVIC CENTER

     Location:                       Durham, North Carolina

     Grantor (Seller):               Allan Nester

     Grantee (Buyer):                Shaner Hotel Group

     Date of Sale:                   June 1996

     Sales Price:                    $10,350,000

     Property Rights Conveyed:       Leasehold

     Number of Rooms:                187

     Year Built:                     1989

     Price per Room:                 $53,209

     Occupancy (1995):               67 percent

     Average Rate  (1995):           $74.00

     Est. Gross Room Revenue (1995): $3,380,000

     Est. Net Income Before
      Debt Svc. (1995):              $1,300,000

     Overall Capitalization Rate:    12.0%

     Comments:


     This hotel was sold in June of 1996. This hotel is located in the center of downtown Durham. It is built atop the Civic Center and Convention Center. The hotel currently has a 60 year air rights lease. It is approximately ten minutes away from the subject hotel. The hotel has a distinct competitive advantage over all the other hotels in the area, in that it has direct access to the convention center facilities.

     However, downtown Durham is currently not considered a prime business location. The hotel is also linked to the city through a lease for the air rights above the civic center in which the hotel resides.

Regal University Hotel, Durham, North Carolina               Page 95
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                      HOTEL SALES COMPARABLES


    Name:                      Marriott Hotel Executive Park

    Location:                  Charlotte, NC

    Grantor:                   The Travelers Insurance

    Grantee:                   Host Marriott Corporation

    Date of Sale:              February 1995

    Sales Price:               $15,800,000

    Property Rights Conveyed:  Fee Simple

    Number of Rooms:           298

    Year Built:                1983

    Price per Room:            $53,020

    Est. Gross Room Revenue:   $7,119,000

    Occupancy (1994):          77 percent

    Average Rate (1994):       $85.00

    Est. Net Operating
      Income (1994):           $1,810,000

    Overall Capitalization
      Rate:                    11.5%

   Comments:

   Located adjacent to the Hilton Inn, the Marriott is approximately 15 minutes from the Uptown area and five minutes from the SouthPark area. Opened in 1983, this hotel is one of the oldest full-service hotels in the South Charlotte area. The hotel is operated by Interstate Hotels Corporation and in 1994, Interstate began plans to purchase the property. Host Marriott purchased the property instead and has kept Interstate on as manager of the hotel under a Marriott franchise.

    The $15.8 million purchase price includes costs for the upgrade of the public area and the conversion of the lobby former nightclub to new meeting space. In addition, management indicated that the hotel will likely undergo a renovation of the soft goods in the guest rooms within the next year.

Regal University Hotel, Durham, North Carolina               Page 96
--------------------------------------------------------------------



                      HOTEL SALES COMPARABLES


    Name:                      Marriott Crabtree Valley

    Location:                  Raleigh, NC

    Grantor:                   California Federal Savings and Loan

    Grantee:                   Potomac Limited Partnership

    Date of Sale:              May 1994

    Sales Price:               $18,700,000

    Property Rights Conveyed:  Fee Simple

    Number of Rooms:           375

    Year Built:                1980

    Price per Room:            $49,867

    Est. Gross Room Revenue:   $7,342,500

    Occupancy (1994):          77 percent

    ADR (1994):                $70.00

    Est. Net Operating
      Income (1994):           $2,215,200

    Overall Capitalization
      Rate:                    11.8%

   Comments:

   This hotel is located in a suburban area approximately ten minutes from downtown Raleigh and the Raleigh/Durham International Airport. The hotel is located approximately 15 minutes from the Research Triangle Office Park in which there is another Marriott Hotel. Therefore, this property attracts demand from smaller office developments in the immediate area. Reportedly the hotel was in good condition at the time of the sale.

   The hotel was originally owned by Potomac Hotel Limited Partnership (PHLP), but California Federal Savings and Loan obtained title through foreclosure proceedings. The lender marketed the hotel for sale and received numerous offers. PHLP executed its right of first refusal to purchase the hotel at the highest price offered. Because the hotel was marketed aggressively on the open market and because the highest price was paid by the grantee, this sale is considered to be an arms-length transaction.

Regal University Hotel, Durham, North Carolina               Page 97
--------------------------------------------------------------------



                  F.2 SUBJECT PROPERTY PHOTOGRAPHS

Regal University Hotel, Durham, North Carolina               Page 98
--------------------------------------------------------------------







                  The subject hotel (front view)










        The subject hotel (rear and side view with highway)

Regal University Hotel, Durham, North Carolina               Page 99
--------------------------------------------------------------------








                           Guest Bedroom













                    Case goods in Guest Bedroom

Regal University Hotel, Durham, North Carolina              Page 100
--------------------------------------------------------------------








                          Guest Bathroom









                    Kitchen area in Guest Suite

Regal University Hotel, Durham, North Carolina              Page 101
--------------------------------------------------------------------




                 F.3 COMPETITIVE HOTEL PHOTOGRAPHS

Regal University Hotel, Durham, North Carolina              Page 102
--------------------------------------------------------------------








                         The Durham Hilton









                   The Washington Duke Inn Hotel

Regal University Hotel, Durham, North Carolina              Page 103
--------------------------------------------------------------------








                 The Omni Durham and Civic Center













         The Sheraton Imperial Hotel and Convention Center

Regal University Hotel, Durham, North Carolina              Page 104
--------------------------------------------------------------------







           The Marriott Hotel at Research Triangle Park

Regal University Hotel, Durham, North Carolina              Page 105
--------------------------------------------------------------------





                  F.4 PROPERTY LEGAL DESCRIPTION

                        BOOK 1350 PAGE 312


Tax Lot No. _______________  Parcel Identifier No. ______________
Verified By ___________ County on the ____ day of _________, 19__
by ______________________________________________________________
-----------------------------------------------------------------
Mail after recording to Lauren Tarr, c/o Holme Roberts & Owen, 1700 Broadway, Suite 1800, Denver, Colorado 80290. This instrument was prepared by Richard M. Groves, Esq., Holme Roberts & Owen, 1700 Broadway, Suite 1800, Denver, Colorado 80290 Brief description for the Index _________________________________
-----------------------------------------------------------------

               NORTH CAROLINA SPECIAL WARRANTY DEED

SPECIAL WARRANTY DEED made this 20th day of February, 1987, by and between AIRCOA Hotel Partners, L.P., a Delaware limited partnership ("Grantor") whose address is AIRCOA Tower at Metropoint, 4600 South Ulster Street, Suite 1200, Denver, Colorado 80237 and Durham Operating Partnership, L.P., a Delaware limited partnership ("Grantee") whose address is AIRCOA Tower at Metropoint, 4600 South Ulster Street, Suite 1200, Denver, Colorado 80237.

The designation Grantor and Grantee as used herein shall include said parties, their heirs, successors, and assigns, and shall include singular, plural, feminine or neuter as required by context.

WITNESSETH, that the Grantor, for the sum of $10.00 and other good and valuable consideration paid by the Grantee, the receipt of which is hereby acknowledged, has and by these presents does grant, bargain, sell and convey unto the Grantee in fee simple, all that certain parcel of land situated in the City of Durham, Durham County, North Carolina and more particularly described in Exhibit A attached hereto and by this reference made a part hereof.

The property hereinabove described was acquired by Grantor by instrument recorded in the Office of the Registrar of Deeds of Durham County, North Carolina in Book 1350, Page 241.

TO HAVE AND TO HOLD the aforesaid lot or parcel of land and all privileges and appurtenances thereto belonging to the Grantee in fee simple forever.

And the Grantor covenants with the Grantee, that Grantor is seized of the premises in fee simple, has the right to convey the same in fee simple, that title is marketable and free and clear of all encumbrances, and that Grantor will warrant and

04529

                        BOOK 1350 PAGE 313

defend the title against the lawful claims of all persons claiming by, through or under the said Grantor, except for the exceptions set forth on Exhibit B attached hereto and by this reference made a part hereof.

IN WITNESS WHEREOF, the Grantor has hereunto set his hand and seal, or if corporate, has caused this instrument to be signed in its partnership name by its duly authorized general partner the day and year first above written.

AIRCOA HOTEL PARTNERS, L.P.,
a Delaware limited partnership

                                    WITNESS: ______________ [SEAL]
By:   Associated Inns & Restaurants
      Company of America, a Delaware
      corporation, as general
      partner                  Attest:

      By: /s/______________[SEAL] /s/___________________ [SEAL]
           Vice President           Asst. Secretary

SEAL-STAMP NORTH CAROLINA, Durham County.

                I, ________________________, a Notary Public,
                hereby certify that ________________________, and
                ______________________, personally came before me
                this day and acknowledged that they are the Vice President and _____________ Secretary, respectively, of Associated Inns & Restaurants Company of America, a Delaware corporation, as general partner of AIRCOA Hotel Partners, L.P., a Delaware limited partnership and, that by authority duly given and as the act and deed of said corporation, the foregoing instrument was signed in its name by its Vice President sealed with its corporate seal and attested by its ________________ Secretary, all in said corporation's capacity as the general partner in, and in the name and for and on behalf of, AIRCOA Hotel Partners, L.P. a Delaware limited partnership.

[SEAL] Witness my hand and official stamp or seal, this 20th day of February, 19__.

                My commission expires: ___June 23, 1988_________

                ______________________ Notary Public
                              [SEAL]
----------------------------------------------------------------


The foregoing Special Warranty Deed is certified to be correct.
This instrument and this certificate are duly registered at the date and time and in the Book and Page shown on the first page hereof.

_______________________  REGISTER OF DEEDS FOR DURHAM COUNTY

By_____________________ Deputy-Register of Deeds

RMGD/DF9                  3-5-87


[SEAL]               [SEAL]

                        BOOK 1350 PAGE 314

                             EXHIBIT A
                             ---------


                         LEGAL DESCRIPTION
                         -----------------
                             (Durham)

Property located in Durham County, North Carolina, and being more particularly described as follows:

BEGINNING at an iron pipe in the northern right of way line of Middleton Street (said iron pipe being located in a westerly direction along the northern right of way line of Middleton Street 1077.5 feet from the western right of way line of LaSalle Street) and running thence along the northern right of way line of Middleton Street the following courses and distances: N 83(degree) 29' 56" W 2.24 feet to an iron pipe, thence along the arc of a circular curve to the right having a radius of 270.00 feet a distance of 56.53 feet to an iron pipe, thence N 72(degree) 58' 32" W 100.00 feet to an iron pipe, thence along the arc of a circular curve to the left having a radius of 330.00 feet a distance of 190.07 feet to an iron pipe, thence S 74(degree) 01' 28" W 124.96 feet to an iron pipe, thence along the arc of a circular curve to the right having a radius of
295.00 feet a distance of 82.42 feet to an iron pipe, thence N 89(degree) 21' 11" W. 69.93 feet to an iron pipe, thence leaving said right of way line and running N 14(degree) 02' 44" E 252.37 feet to an iron pipe, thence N 32(degree) 48' 34" E 100.19 feet to an iron pipe, thence N 22(degree) 12' 46" E 100 feet to an iron pipe, thence N 15(degree) 24' 44" E 100 feet to an iron pipe, thence N 13(degree) 23' 59" E 204.84 feet to an iron pipe, thence N 17(degree) 25' 00" E 99.83 feet to an iron pipe, thence N 21(degree) 36' 41" E 99.44 feet to an iron pipe, thence N 24(degree) 48' 18" E 83.43 feet to an iron pipe, thence S 46(degree) 27' 23" E 496.62 feet to an iron pipe, thence S 11(degree) 37' 26" W 139.85 feet to an iron pipe, thence S 40(degree) 53' 38" W 93.65 feet to an iron pipe, thence N 85(degree) 80' 55" W 57.40 feet to an iron pipe, thence S 07(degree) 25' 56" W 574.71 feet to the point and place of BEGINNING.

AW3/SLMD
Legal Docs. Only
(2/3/87)

                        BOOK 1350 PAGE 315
                                                  Assignment to DOP

                             EXHIBIT B
                             ---------

                 MATTERS TO WHICH TITLE IS SUBJECT
                 ---------------------------------
                             (Durham)

1. The lien of all taxes for the year 1987 and thereafter which are not yet due and payable.

2. Deed of Trust executed to Donald A. Donadio, Trustee for Aetna Life Insurance Company, dated March 29, 1983 and recorded in Book 1109, Page 721, Durham County Registry; together with all indebtedness of whatsoever nature secured or to be secured thereby and the terms, conditions and stipulations contained in such instrument.

3.    Assignment of Rents and Leases as recorded in Book 1109,
      Page 767, Durham County Registry.

4. UCC Financing Statements for fixtures recorded in Book 1109, Page 767, Durham County Registry.

5.    UCC Financing Statement for fixtures recorded in Book 84,
      Page 3855, Durham County Registry.

6. Deed of Trust and Security Agreement in the amount of $________________ executed to _______________________,
      Trustee for Bankers Trust Company, dated ___________ __, 1987 and recorded on _____________ __, 1987 in Book ____,
      Page ____, Durham County Registry; together with all indebtedness of whatsoever nature secured or to be secured thereby and the terms, conditions and stipulations contained in such instrument.

7.    Assignment of Leases, Rents and Other Income from AIRCOA
      Hotel Partners, L.P., a Delaware limited partnership to Bankers Trust Company as recorded on _________ __, 1987 in
      Book ____, Page ____, Durham County Registry.

8.    Security Agreement from AIRCOA Hotel Partners, L.P., a
      Delaware limited partnership to Bankers Trust Company as recorded on ___________ __, 1987 in Book ____, Page ____,
      Durham County Registry.

                        BOOK 1350 PAGE 316

9. UCC Financing Statement naming AIRCOA Hotel Partners, L.P., a Delaware limited partnership, as debtor and Bankers Trust
      Company as secured party, recorded on ____________ __, 1987 in Book ____, Page ____, Durham County Registry.

10.   UCC Financing Statement naming Durham Operating
      Partnership, L.P., a Delaware corporation, as debtor and Bankers Trust Company as secured party recorded on ___________ __, 1987 in Book ____, Page ____, Durham County
      Registry.

11. Subject to major storm drainage lines crossing subject property.

12.   Subject to underground gas lines crossing subject property;
      electric transformers located upon subject property; and any other ordinary and usual utility easements.

13. Rights of others entitled thereto in and to the continued, uninterrupted flow of the stream that borders subject property.

14. Easement twenty-five (25) feet in width crossing the eastern and central portions of subject property as shown on survey entitled "Durham Operating Partnership" by Triangle Surveyors, Inc., dated December 15, 1986.

      NOTE: Asphalt parking areas and carport located on subject property encroach onto said easement.

15. Encroachment of the concrete sign located on subject property upon property adjoining on the west.

16.   Easement to Duke Power Company recorded in Book 1077, Page
      7, Durham County Registry.

17. Rights and claims of parties in possession not shown of public record.

Regal University Hotel, Durham, North Carolina              Page 111
--------------------------------------------------------------------




                        F.5 INDEMNIFICATION

                              AIRCOA
-----------------------------------------------------------------
                       HOTEL PARTNERS, L.P.

March 11, 1997

BY TELECOPY - 212-708-6523
--------------------------
Arthur Andersen LLP
1345 Avenue of the Americas
New York, New York 10105
Attn: Mr. Thomas McConnell

Mr. James W. Hire
Hire & Associates
1383 Solitude Lane
Evergreen, CO  80439

Mr. Anthony C. Dimond
Miramar Asset Management Inc.
617 Veterans Boulevard, Suite 212
Redwood City, CA 94063

Houlihan Lokey Howard & Zukin
1930 Century Park West
Los Angeles, CA  90067
Attn: John Schoenfeld

Re:   Arthur Andersen Appraisals/AIRCOA Hotel Partners, L.P.
      ("AHP")

Ladies and Gentlemen:

This letter is to confirm certain agreements and approvals of Arthur Andersen LLP ("AA") and the AIRCOA Parties and HLHZ (as defined below) related to certain uses by AHP's Special Advisory Committee (the "Committee") of AA's appraisal of certain real property and improvements owned by AHP (the "Appraisal") prepared in connection with a loan to AHP by the Hongkong and Shanghai Bank (the "HSBC Loan"). This letter supplements that certain letter dated February 18, 1997, by AHP to AA, the terms of which are incorporated herein by reference. The following has been agreed to by AHP and the Special Committee (collectively, the "AIRCOA Parties"), and the Special Committee's financial advisors Houlihan, Lokey, Howard & Zukin ("HLHZ") (collectively, the "AIRCOA Parties") and AA:

1. AA agrees that copies of the Appraisal may be provided to the Special Committee and HLHZ for review in connection with the acquisition of limited partnership interests in AHP by Regal Hotel Management, Inc. AA acknowledges that HLHZ and the Special Committee have indicated to AHP an intent to rely upon the Appraisals in connection with consideration of the transaction described above and that AHP intends for HLHZ and the Special Committee to so rely.

2. The AIRCOA Parties acknowledge their agreement to the procedures performed as described in the accompanying Appraisal and accept responsibility for the sufficiency of those procedures for their purposes. Consequently, AA makes no representation regarding the sufficiency of the procedures described therein for the purpose for which the accompanying Appraisal was originally requested, for the AIRCOA Parties' or HLHZ's purposes, or for any other purpose.

      Had AA been engaged to perform additional procedures, other matters might have come to AA's attention that would have been reported to the AIRCOA Parties. Furthermore, AA has not performed any procedures subsequent to the date of Appraisal and therefore AA accepts no responsibility for events and circumstances occurring after that date.

3. The Appraisal is being provided to the AIRCOA Parties and HLHZ for informational purposes only. The AIRCOA Parties should complete their own due diligence in connections with the transaction described above to the extent they consider necessary. It is understood that the reading of the accompanying Appraisal does not substitute for the AIRCOA Parties' own due diligence.

4. By acceptance of this letter, the AIRCOA Parties and HLHZ agree that neither AA nor any of its affiliates, partners, employees or representatives shall have any liability to them relating to the use of the accompanying Appraisal, except to the extent such liability arises from AA's gross negligence or willful misconduct.

5. This letter and the accompanying Appraisal are intended solely for the use of AIRCOA Parties and HLHZ and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.

6. In connection with the transaction described above, AA consents to including, to the extent required by federal securities laws, a copy of the Appraisal and/or a summary thereof or a reference thereto in the Schedule 13E-3 and related proxy statement with the Securities and Exchange Commission by AHP or the Special Committee, provided that AA shall have the right to approve the content of any summary of the Appraisals, such approval not to be unreasonably withheld.

7. This letter does not modify or amend in any respect the engagement letter dated February 19, 1997 among HLHZ, AIRCOA Hospitality Services, Inc., and AIRCOA Hotel
      Partners, L.P.

Please indicate your acceptance of these arrangements by signing and returning a copy of this letter to AA.

           AIRCOA HOTEL PARTNERS, L.P.

           By:  AIRCOA Hospitality Services, Inc., general partner


           By: /s/___________________________
           Name: Joel W. Hiser
           Title: Sr. Vice President


           By: /s/___________________________
           Name:
           Title:

           AIRCOA HOSPITALITY SERVICES, INC.
           a Delaware corporation


           By: /s/___________________________
           Name: Joel W. Hiser
           Title: Sr. Vice President

           ARTHUR ANDERSEN LLP

           By: /s/___________________________
           Name:
           Title:

           HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.

           By: /s/___________________________
           Name:  John A. Schoenfeld
           Title: Co-Director, Real Estate Group

           AHP SPECIAL COMMITTEE



           By: /s/___________________________
           Name:  James W. Hire


           By: /s/___________________________
           Name:  Anthony C. Dimond
           Title:


           By: /s/___________________________
           Name:
           Title:

                       Arthur Andersen LLP




                          Appraisal of:

                            AURORA INN


                           AURORA, OHIO



                              As of:
                         JANUARY 1, 1997







                          Prepared For:

                   AIRCOA Hotel Partners, L.P.
                        Special Committee


                          March 31, 1997






                           Prepared By:

                       ARTHUR ANDERSEN LLP
          Hospitality Industry Consulting Services Group

                 [Letterhead of Arthur Andersen]




March 31, 1997


Mr. James W. Hire
Hire & Associates
1383 Solitude Lane
Evergreen, CO 80439

Mr. Anthony C. Dimond
Miramar Assest Management, Inc.
617 Veterans Boulevard, Suite 212
Redwood City, CA 94063




Re:      Appraisal of Aurora Inn; Aurora, Ohio
         As of January 1, 1997

Dear Gentlemen:

As requested, we have completed an appraisal of the fee simple interest in the above-referenced property in "As Is" condition. The reader is advised that our Firm has not audited, examined, reviewed or applied agreed-upon procedures to the financial data contained in the accompanying report unless specifically noted. We have relied on information, including but not limited to industry statistics, relevant market, demographic and financial data assembled by us through direct research conducted by our staff or from secondary sources as well as information provided by you. While these sources of information are generally recognized as authoritative in the field or otherwise considered reliable, we have not audited this information nor do we warrant its completeness or accuracy. The opinion of market value subject to stabilized occupancy expressed herein is subject to the assumptions and limiting conditions set forth in the body of the accompanying report.

We understand that our valuation will be used to assist you in determining the fair market value for internal purposes and may not be disclosed to a third party, without the prior written approval of Arthur Andersen LLP.

Based upon our research and analysis, it is our opinion that the market value of the fee simple interest, including furniture, fixtures and equipment, as of January 1, 1997 is:

       -- Four Million Five Hundred Sixty Thousand Dollars
                           ($4,560,000)

We appreciate the opportunity to serve you. Please call if you have any questions or if we can be of further assistance.

Very truly yours,

ARTHUR ANDERSEN LLP

/s/ Arthur Andersen LLP

Aurora Inn                                                        Page i
-------------------------------------------------------------------------


                        TABLE OF CONTENTS



SUMMARY OF CRITICAL FACTS AND CONCLUSIONS............................iii


GENERAL ASSUMPTIONS AND LIMITING CONDITIONS............................v


CERTIFICATION.......................................................viii


A.  INTRODUCTION......................................................10

A.1  SUBJECT PROPERTY IDENTIFICATION..................................10
A.2  OWNERSHIP HISTORY................................................10
A.3  PURPOSE AND FUNCTION OF THE VALUATION............................11
A.4  PROPERTY RIGHTS APPRAISED........................................12
A.5  EFFECTIVE DATE OF THE VALUATION..................................12
A.6  EXPOSURE PERIOD..................................................12
A.7  SCOPE OF THE APPRAISAL...........................................12
A.8  SPECIAL ASSUMPTIONS..............................................13

B.  ANALYSIS OF THE SUBJECT PROPERTY AND ITS MARKET...................15

B.1  DESCRIPTION AND ANALYSIS OF THE PROPERTY.........................15
   Location...........................................................15
   Legal Description..................................................15
   Land...............................................................15
   Property Improvements..............................................16
   Property Inspection................................................20
   Past Renovation and Capital Requirements...........................21
   Property Taxes.....................................................22
   Zoning.............................................................25
B.2  AREA ANALYSIS....................................................26
   Economic and Demographic Indicators................................26
   Employment.........................................................31
   Office Market Overview.............................................33
   Transportation.....................................................33
   Tourism and Recreation.............................................35
   Convention and Trade Show Market...................................36
   Conclusion.........................................................36
B.3  HIGHEST AND BEST USE ANALYSIS....................................37
   Highest and Best Use of The Land as if Vacant......................37
   Highest and Best Use of The Property As Currently Improved.........39
   Conclusion and Reconciliation of Highest and Best Use..............41

C.  ANALYSIS OF COMPETITIVE LODGING SUPPLY AND DEMAND.................42

C.1  COMPETITIVE LODGING SUPPLY.......................................42
   Identified Competitive Supply......................................42
   Additions To Supply................................................46
C.2  LODGING SUPPLY AND DEMAND ANALYSIS...............................47
   Overall Demand Trends in the Aurora Lodging Market.................47
   Lodging Demand in the Identified Competitive Supply................47
   Demand Segmentation And Estimated Demand Growth....................50
C.3  ESTIMATED OCCUPANCY AND AVERAGE ROOM RATE........................56
   Market Penetration & Average Annual Occupancy......................56

Aurora Inn                                                        Page ii
-------------------------------------------------------------------------


   Projected Average Daily Room Rate..................................61

D.  THE APPRAISAL PROCESS.............................................63

D.1  THE COST APPROACH................................................63
D.2  SALES COMPARISON APPROACH........................................64
D.3  INCOME APPROACH..................................................71
   Historical Financial Performance...................................72
   Estimated Operating Results........................................75
   Investment Climate Overview........................................85
   Discounted Cash Flow Analysis......................................86

E.   RECONCILIATION AND FINAL VALUE ESTIMATE..........................89


F.  ADDENDA...........................................................91

F.1  HOTEL SALES COMPARABLES..........................................92
F.2  SUBJECT PROPERTY PHOTOGRAPHS.....................................96
F.3  COMPETITIVE HOTEL PHOTOGRAPHS...................................101
F.4  PROPERTY LEGAL DESCRIPTION......................................102
F.5  INDEMNIFICATION.................................................103

Aurora Inn                                                       Page iii
-------------------------------------------------------------------------



            SUMMARY OF CRITICAL FACTS AND CONCLUSIONS

Property Name:                         Aurora Inn

Property Address:                      3020 Shawnee Trail
                                       Post Office Box 197
                                       Aurora, Ohio 44202

Property Location:                     The subject property is located on
                                       a 3.275+/- acre site situated in
                                       the southeast quadrant of
                                       Chillicothe Road (State Route 306)
                                       and Garfield Road (State Route 82).
                                       Shawnee Trail bisects this quadrant
                                       diagonally, with the subject
                                       being north and east of Shawnee
                                       Trail.

Property Type:                         A two story full service hotel
                                       with restaurant, lounge and
                                       meeting facilities.

Number of Rooms:                       69 guest rooms

Owner of Record:                       Aurora Inn Operating Limited
                                       Partnership

Year-End Occupancy:
         1994                          63.9 percent
         1995                          66.6 percent
         1996 (Estimated)              67.9 percent

Year-End Average Rate:
         1994                          $75.40
         1995                          $85.82
         1996 (Estimated)              $88.50

Interest Appraised:                    Fee Simple

Land Area:                             142,659-square feet (3.275 acres)

Building Area:                         32,650-square feet

Year Completed:                        1963

Highest and Best Use:
    Land as though vacant:             Hold for future hotel development
    Land as improved:                  Hotel

Date of Valuation:                     January 1, 1997

Aurora Inn                                                        Page iv
-------------------------------------------------------------------------



Date of Inspection:                    December 19, 1996

Value Indications (Including Furniture, Fixtures, and Equipment):

                                         $ Amount       $ Per Room
                                         --------       ----------

     Cost Approach:                           n/a              n/a

     Sales Comparison Approach:        $4,620,000          $67,000

     Income Approach:                  $4,560,000          $66,087
                                       ----------          -------

     Personal Property Allocation        $172,500           $2,500

     Reconciled Value Indication:      $4,560,000          $66,087
                                       ==========          =======

Aurora Inn                                                         Page v
-------------------------------------------------------------------------



           GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal report is subject to the following general assumptions and limiting conditions:

 1. No investigation has been made of, and no responsibility is assumed for, the legal description of the property being valued or legal matters, including title or encumbrances. Title to the property is assumed to be good and marketable unless otherwise stated. The property is assumed to be free and clear of any liens, easements, or encumbrances unless otherwise stated.

 2. Information furnished by others, upon which all or portions of this appraisal are based, is believed to be reliable but has not been verified in all cases. No warranty is given as to the accuracy of such information.

 3. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization has been or can readily be obtained or renewed for any use on which the value estimates contained in this report are based.

 4. Full compliance with all applicable federal, state, and local zoning, use, occupancy, environmental, and similar laws and regulations is assumed unless otherwise stated.

 5. No responsibility is taken for changes in market conditions, and no obligation is assumed to revise this report to reflect events or conditions which occur subsequent to the appraisal date hereof.

 6. The opinion of value is predicated on the financial structure prevailing as of the date of this appraisal.

 7. Responsible ownership and competent property management are assumed.

 8. Areas and dimensions of the property were obtained from sources believed to be reliable. Maps or sketches, if included in this report, are only to assist the reader in visualizing the property, and no responsibility is assumed for their accuracy. No independent surveys were conducted.

 9. It is assumed that there are no hidden or un-apparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging engineering studies that may be required to discover them.

10. No soil analysis or geological studies were ordered or made in conjunction with this report, nor was an investigation made of any water, oil, gas, coal, or other subsurface mineral and use rights or conditions.

11. Neither Arthur Andersen LLP nor any individual signing or associated with this report shall be required by reason of this report to give further consultation, provide testimony, or appear in court or at other legal


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         proceedings unless specific arrangements therefore have
         been made.

12. This report has been made only for the purpose stated and shall not be used for any other purpose. Neither this report nor any portions thereof (including, without limitation, any conclusions as to value or the identity of Arthur Andersen LLP or any individuals signing or associated with this report or the professional associations or organizations with which they are affiliated) shall be disseminated to third parties by any means without the prior written consent and approval of Arthur Andersen LLP.

13. The date of value to which the opinions expressed in this report apply is set forth in the opinion letter at the front of this report. Our value opinion is based on the purchasing power of the U.S. dollar as of that date. We have no obligation to update our findings and conclusions for changes in market conditions which occur subsequent to our fieldwork.

14. Our study and report will be based on assumptions and estimates which are subject to uncertainty and variation. These estimates are often based on data obtained in interviews with third parties, and such data are not always completely reliable. Therefore, while our estimates will be conscientiously prepared on the basis of our experience and the data available to us, we make no warranty of any kind that the financial results projected will, in fact, be achieved.

15. Unless otherwise stated in this report, no hazardous material, which may or may not be present on or near the property, was observed. We have no knowledge of the existence of such materials on or in the property; however, we are not qualified to detect such substances. The presence of potentially hazardous substances, such as asbestos, urea-formaldehyde foam insulation, or industrial wastes, may affect the value of the property. The value estimates herein are predicated on the assumption that there is no such material on, in, or near the property that would cause a loss in value. No responsibility is assumed for any such conditions or for any expertise or engineering knowledge required to discover them. The client should retain an expert in this field if further information is desired.

16. This appraisal has been made in conformance with the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation.

17. The allocation in this report of the total valuation among components of the property applies only to the program of utilization stated in this report. The separate values for any components may not be applicable for any other purpose and must not be used in conjunction with any other appraisal.

18. Arthur Andersen LLP consents to including, to the extent required by federal securities laws, a copy of the Appraisals and/or summary thereof or a reference thereto in the Schedule 13E-3 and related proxy statement with the Securities and Exchange Commission by AHP or the Special Committee, provided that Arthur andersen shall have the right to approve the content of any summary of the Appraisals, such approval not to be unreasonably withheld. Otherwise, this report and parts thereof, and any


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         additional material submitted, may not be used in any
         prospectus or printed material used in connection with the sale of securities or participation interests in any Public Offering, Securities and Exchange Commission filing, or other public document.

19. Arthur Andersen LLP's maximum liability relating to services rendered under this report (regardless of form of action, whether in contract, negligence, or otherwise) shall be limited to the charges paid to Arthur Andersen LLP for the portion of its services or work products giving rise to liability. In no event shall Arthur Andersen LLP be liable for consequential, special, incidental, or punitive losses, damages, or expenses (including, without limitation, lost profits, opportunity costs, etc.) even if it has been advised of their possible existence.

20. The Americans with Disabilities Act became effective January 26, 1992. We did not make any observations or interpretations on compliance with the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since we have no direct evidence relating to this issue, we did not consider possible non-compliance with the requirements of ADA in estimating the value of the property.



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                          CERTIFICATION

We certify that to the best of our knowledge and belief......

-- the statements of fact contained in this report are true and correct.

-- the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, unbiased professional analyses, opinions and conclusions.

-- we have present no prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

-- our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

-- Sheila Bjornstad and James Sullivan made personal inspections of the property on December 19, 1996. Roger Cline, Michael S. Kendzior and Brian E. Ginsberg have not inspected the subject property.

-- our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Supplemental Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation;

-- the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives;

-- neither all nor any part of the contents of this report (especially any conclusions as to value or the identify of the appraiser) shall be disseminated to the public through advertising media, public relations media, news media, sales media, or any other public means of communication without the prior written consent and approval of the undersigned.

-- this appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

       Respectfully submitted,


/s/ Brian E. Ginsberg            /s/ Roger S. Cline
-----------------------------    --------------------------------
Brian E. Ginsberg, MAI           Roger  S. Cline
Review Appraiser
Manager, Valuation Services      /s/ Michael S. Kendzior
                                 --------------------------------
                                 Michael S. Kendzior MAI
Contributing Appraisers          Review Appraiser
Sheila M. Bjornstad              Certified General Appraiser State of Ohio
James T. Sullivan                License # 391889


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Aurora Inn                                                        Page 10
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                         A. INTRODUCTION


A.1  SUBJECT PROPERTY IDENTIFICATION

Property Address:               3020 Shawnee Trail
                                Aurora, Ohio 44202

Tax Reference:                  Account # 03-025-10-00-018-000
                                Account # 03-025-10-00-019-000

Deed Reference:                 Volume 1048 Page 0921

Current Owner of Record:        Aurora Inn Operating Partnership



A.2  OWNERSHIP HISTORY

AIRCOA Hotel Partners LP (AHP) acquired its interest in the Aurora Inn pursuant to a Hotel Contribution Agreement dated December 30, 1986 between AHP(Grantee) and Newpart, LP (Grantor). This agreement was supplemented and amended by several succeeding documents. On February 20, 1987, AHP transferred its ownership interest to Aurora Inn Operating Partnership in a deed recorded in the Portage County Clerk's Office in Volume 1048, Page 0921. This was a related-party transfer.


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A.3  PURPOSE AND FUNCTION OF THE VALUATION

The purpose of this report is to estimate the market value of the fee simple estate in the subject property. Arthur Andersen LLP has been engaged by the Special Committee of AIRCOA Hotel Partners, L.P. (AHP) for the purpose of assisting them in assessing the value of the individual properties owned by the partnership. We have estimated the market value of the property "as-is" assuming existing management agreements.

As used herein, market value is defined as1:

         "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of the sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

         a.  buyer and seller are typically motivated;

         b. both parties are well informed or well advised, and acting in what they consider their best interests;

         c. a reasonable time is allowed for exposure in the open market;

         d. payment is made in terms of cash and United States dollars or in terms of financial arrangements comparable thereto; and

         e. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

This appraisal has been prepared in compliance with the Appraisal Standards Board requirements and is a self-contained appraisal report. The report contains all information significant to the solution of the appraisal problem and reports all significant date in comprehensive detail.


------------------

1 Uniform Standards of Professional Appraisal Practice, Appraisal Foundation, 1990 Edition.


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A.4  PROPERTY RIGHTS APPRAISED

The property rights appraised are the fee simple ownership of the land and improvements, including furniture, fixtures, and equipment.

A.5  EFFECTIVE DATE OF THE VALUATION

The effective date of this value estimate is January 1, 1997. The property was inspected by Sheila Bjornstad and James Sullivan on December 19, 1996.


A.6  EXPOSURE PERIOD

Exposure period refers to the amount of time which a property would have been on the market prior to the date of appraisal for it to sell at the appraised value. The current marketplace has been characterized by illiquidity and capital restraints, particularly on the part of banks, which has affected the time in which real estate takes to sell. The market for most types of properties was much more active in the 1980s due to greater availability of credit and greater investor optimism. The volume of transactions of hotel properties diminished in 1991 and 1992, and there was less investment and development activity in the marketplace. Since then, the markets have shown improvement and there has been a significant increase in sales activity. Most of the investors with whom we have spoken agreed that an exposure period of between six months and one year would be sufficient in order to maximize the price for a property such as the subject.


A.7  SCOPE OF THE APPRAISAL

As part of this assignment, the appraisers prepared a complete self-contained appraisal report. In completing the appraisal, they have made a number of independent investigations and analyses. In conducting our investigation, various governmental planning agencies and the local Chamber of Commerce were contacted for demographic data, land policies and trends, and growth estimates. Neighborhood data were supplemented by physical inspection of the defined area. Information regarding zoning, utilities, and other limitations on site utilization was obtained from the client and through the appropriate agencies. Both the site and the surrounding area was inspected to determine suitability for hotel use. All phases of the local lodging market

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were analyzed for past trends and current data. Estimated income and occupancy levels, expenses, and income structures are based upon this market evidence.

A diligent search for comparable data was conducted, and comparable information was obtained from both public and private sources. In the case of comparable sales and rental data, attempts were made to contact the buyers or sellers or other knowledgeable third parties to verify that the transactions were at arm's length, cash equivalent, and market reflective. Because there were a limited number of comparable hotel sales in the subject market area, we extended our search to other markets. The sales comparison approach was employed. However, we did not place much reliance on it but used it as a test of reasonableness. The cost approach was not utilized as it is considered to have limited reliability due to the difficulty in estimating the significant depreciation and external obsolescence present at the subject Aurora Inn. In addition, the lack of comparable commercial land sales in the Aurora area would make an estimate of land value somewhat subjective. The income capitalization approach was given primary emphasis as there was sufficient data for its application and it reflects the typical investor's behavior.



A.8  SPECIAL ASSUMPTIONS

The client has requested that a separate business value allocation not be included in this report.

The following factors may have a direct impact on the value of the subject. The subject property will be reassessed by computer analysis in 1997 and by property inspection in 2000. The results of these reassessments could significantly raise the real estate taxes at the subject property. The county assessor would not provide the appraisers with any estimates as to how taxes would change at the subject over the coming years. The subject occupancy and ADR will be affected by the 103 room Hampton Inn currently under construction in Solon, Ohio (approximately 10 miles west of subject hotel). The appraisers have learned that management is currently planning a major expansion and renovation of the subject property. This expansion would include the addition of 70 guest rooms. Since the development of these rooms has not been approved by the Aurora Town Planning Board and is also contingent upon financing, we have not included this

Aurora Inn                                                        Page 14
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expansion in our appraisal analysis. However, if this expansion does take place, a new appraisal is recommended,

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        B. ANALYSIS OF THE SUBJECT PROPERTY AND ITS MARKET


This section of the report presents a description and analysis of the subject property's location, improvements, physical condition, need for capital expenditures, property taxes, and zoning. In addition, this section of the report presents a review of the subject's market area and an analysis of the property's highest and best use.


B.1  DESCRIPTION AND ANALYSIS OF THE PROPERTY

LOCATION

The subject of the appraisal is a 3.275+/- acre parcel of land that is improved by a 69-unit full service hotel. The property was completely rebuilt in 1963 after it was destroyed by fire and is known as the Aurora Inn. It is situated in the southeast quadrant of Chillicothe Road (State Route 306) and Garfield Road (State Route 82). Shawnee Trail bisects this quadrant diagonally, with the subject being north and east of Shawnee Trail. The civic address of the property is 3020 Shawnee Trail in Aurora, Ohio.


LEGAL DESCRIPTION

A detailed legal description is provided in the addenda of this report.


LAND

Size and Configuration: The subject site is irregular in shape and contains 142,659 square feet, or 3.275 acres.

Frontage and Accessibility: The subject has frontage on Shawnee Trail and Garfield Road. The property is located approximately 15 feet from the intersection of Shawnee Trail and Garfield Road. The subject property has excellent access and is situated at the intersection of the two major roads in Portage County (Chillicothe Road and Garfield Road). Chillicothe Road (306) is a major north/south thoroughfare that intersects Interstates 80 and 422 (major east/west thoroughfares that provide access to cities

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throughout Ohio and the Midwest). Garfield Road is a major
east-west thoroughfare that provides access to many neighboring communities.

Topography: The topography of the site is generally flat and on-grade.

Floodplain: According to the Federal Emergency Management
Agency, the subject is located in Zone X, outside the 500 year plain.

Utilities and Public Services: All utilities are available to the site including public gas, water, sewer, telephone, and electric.

Easements and Encroachments: Typical utility and access easements exist through the subject site. We are not aware of any easements which negatively impact the subject.

Development on Neighboring Sites: The subject property is a triangular shaped property that borders a school and single family residential homes to the east. A small bed and breakfast with spa is located west of the subject across Shawnee Trail. Development in the subject neighborhood is primarily single family residential with interspersed retail and commercial uses situated on the major thoroughfares.


PROPERTY IMPROVEMENTS

General

The subject site is improved with a two story full service hotel encompassing 32,650 SF and constructed in 1963. It is equipped with 69 guest rooms, an indoor pool, an outdoor pool, tennis courts, an 86 seat restaurant, a 25 seat lounge and public meeting facilities consisting of approximately 3,500 square feet.

Guest Rooms

At present the hotel contains 69 guest rooms, of which 52 percent are king or queen-bedded rooms. Double-double bedded units account for approximately 48 percent of the total inventory. The following table details the number of rooms by type.



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----------------------------------------------------------------------
          Current Suites Configuration of the Subject Hotel

  King Rooms                                               11
  Queen Rooms                                              25
  Double-Double Rooms                                      33
  Preferred Quarters (included)                             9
  Total Number of Rooms                                    69
---------------------------------------- --------------------- -------

The subject guest rooms are in average to good condition. The case goods are in good condition and feature dark wood night stand, desk, TV cabinet and dresser. The bedspreads and curtains are a floral design and are 3-4 years old. The seating chairs are somewhat old and need to be replaced. All of the rooms were newly carpeted in 1996. The bathrooms feature combination shower/tub, commode and single bowl sink in a vanity. The floors of all bathrooms were replaced last year, however, the wrong cement mixture was used and floors are in the process of being regrouted. Fifty of the tub enclosures have been replaced with new plastic composite material. The remaining rooms are scheduled to have the ceramic tile finish replaced with the new tub enclosures over the coming year. In addition, there are nine rooms considered the "Preferred Quarters". These rooms are the largest available and contain additional amenities.


Food and Beverage Outlets

The subject property features an 86 seat restaurant (The Quilted Cupboard) and a 25 seat lounge. The restaurant currently features an Amish theme with quilts sewn by local artisans hanging on the walls. The carpet and seat cushions were replaced in 1996. According to management, the concept of the restaurant will change in 1997. As part of this change the name of the restaurant will change to Aurora Inn Dining which will have a more "old world" ambiance. The renovation will include the replacement of wall coverings and shutters in January 1997. The restaurant serves breakfast, lunch and dinner seven days a week between the hours of 7 AM and 10 PM. The restaurant is a successful operation which provides approximately 40% of the gross revenue for the subject property. This revenue is generated from guests staying at the hotel, as well as outside diners from the neighboring community.

The lounge is called "The Tavern" and has eight stools at the bar, five stools at a central counter and 25 chairs with tables.
The Tavern has a through the wall gas fireplace. The other side

Aurora Inn                                                        Page 18
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of the wall is a fireplace in the lobby seating area. The decor of the tavern is dark old wood giving it an "old world" look. The tavern is open daily from 11 AM to 1 AM. The management sponsors specials and micro-brew nights to increase local and guest patronage.


Meeting and Banquet Space

The property contains approximately 3,500+/- square feet of dedicated meeting space. The following table details the meeting space available at the Aurora Inn:

----------------------------- ------------- -------------------- -----------
     Meeting Room or            Location/    Number of Divisions   Square
      Ballroom Name               Floor                             Feet
----------------------------- ------------- -------------------- -----------

  The Ball Room                      1                  0          1,333
  The Veranda Room                   1                  0            800
  The Hudson/Garfield Room           2                  1            651
  The Eldridge Room                  2                  1            276
  The Shawnee Room                   2                  1            462
----------------------------- ---------- -- --------------- ---- --------- -
  Total Meeting Space                0                  0          3,522
----------------------------- ---------- -- --------------- ---- --------- -


Recreational Facilities

The subject property features an indoor pool/outdoor pool with separate kiddie pool and two outdoor tennis courts. Also available are an indoor whirlpool, sauna and locker facilities.
The property is located near golf courses, shopping, Sea World of Ohio and Geauga Lake Amusement Park.

Other Services

The subject property offers a Breakfast in Bed special. It includes a bed tray morning room service with continental breakfast and newspaper, at no additional charge. There are nine rooms considered the "Preferred Quarters". These rooms are larger, and contain a small refrigerator, coffee maker, hair dryer, cable TV and room service. Upon a guest's arrival they are provided with bottled water and a fresh fruit plate.

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Structural Systems:

      Floor-Area Ratio:    0.23  (FAR = Building Area SF divided
                           by Land Area SF)

      Floors:              2

      Foundation:          Basement with concrete block walls and
                           poured concrete floors.

      Building Frame:      Wood frame with masonry exterior


      Roofing System:      Wood truss "A" frame with asphalt composite
                           shingles. The entire roof was replaced in 1995 and has a 25 year guarantee.


      Exterior Walls:      Aluminum Siding combined with painted
                           brick face (white) in main building.



Mechanical Systems:

     HVAC System: The public space has a central hot and chilled water, a three pipe system with gas fired boilers and circulating fans. The guest rooms have individual through the wall heating/cooling units. Fifty percent of these units were replaced in 1996 and the remaining 50% will be replaced in 1997. The following summarizes the boilers and chillers that support the heating and air-conditioning system.

       Boilers:
         --  Meeting and Public Space:    Weil McLain gas fired boiler (1983)

       Chillers:
         --  Meeting and Public Space:    Worthington  R22 Chiller
         --  Meeting and Public Space:    Marley 4800 B cooling tower

       Hot Water Heaters:
         --  Meeting, Public Space
             and Rooms:                   AO Smith hot water heaters (1994)

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     Fire Protection System:.  There are hard wire smoke detectors and lighted exit signs located in the hallways. Guest rooms are equipped with battery operated smoke detectors. The subject property is not sprinklered.

     Elevators:  The subject property does not have any elevators.


     Plumbing: Domestic water is provided by the City of Aurora direct to the hotel via a three inch water main located in the boiler room on the lower level of the hotel.

     Electrical System: Service is provided via a 12,208 volt transformer situated in a vault owned by Ohio Edison. An emergency generator is located in the mechanical room for instances where the main power supply is interrupted.


Interior Finishes:

     Floor Coverings:

          Lobby:                Carpet/Parquet/Tile over wood

          Meeting Rooms:        Carpet

          Corridors:            Carpet


     Walls and Partitions:

          Lobby:                Sheet rock against cement block

          Meeting Space:        Sheet rock against cement block

          Guest Rooms:          Sheet rock against cement block

          Corridors:            Sheet rock against cement block


PROPERTY INSPECTION

We completed an in-depth tour of the property's physical plant including 1) the property exterior and parking; 2) the public space, lobby, meeting space, and food and beverage facilities; and 3) the back-of-the-house space including kitchens, storage rooms, housekeeping, laundry, administrative offices, and

Aurora Inn                                                        Page 21
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mechanical and electrical equipment. In addition, we toured three guest rooms including a king bedded room, queen bedded room and a double/double bedded room.

The subject guest rooms are in average to good condition. The case goods are in good condition and include a night stand, desk, TV cabinet and dresser. The bedspreads and curtains are a floral design and are 3-4 years old. The seating chairs are somewhat old and need to be replaced. All of the rooms were newly carpeted in 1996. The bathrooms feature combination shower/tub, commode, single bowl sink in a vanity. The floors of all bathrooms were replaced last year, however, the wrong cement mixture was used and floors are in the process of being regrouted. Fifty of the tub enclosures have been replaces with new plastic composite material. The remaining rooms are scheduled to replace the ceramic tile finish with the new tub enclosures over the coming year.


PAST RENOVATION AND CAPITAL REQUIREMENTS

In 1994 and 1995, the owners spent $289,546 in various renovations and capital repairs. In 1996 , $333,994 was budget for renovations and capital items. Listed below are some of the major capital expenditure over the past three years.

1.  New asphalt roofing in 1995.

2.  New carpeting for all public areas of the hotel in 1996.

3.  New POS system.

4.  $30,000 in kitchen upgrades and new seating cushions.

5.  New carpeting and wallpaper in the ballroom in 1996.

6.  50 new bathtubs in 1996.

7.  New bathroom floor tiles in all bathrooms.

8. 50% of all units received new HVAC units (the remaining 50% will be replaced in 1997).

9.  Public bathrooms are to be renovated in 1997.

10. A new pool deck and pool heater will be installed in 1997.

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According to management there are plans to expand and renovate the hotel in the upcoming year. They intend to reconfigure the entrance, expand the lobby, incorporate a hallway to the ballroom, enclose the outside patio, and construct seventy new guest rooms. We have not considered the seventy room expansion in our valuation analysis, because it has not yet been approved by management or the Town Planning Board. Based on conversations with the management, we have included a $300,000 capital expenditure in our valuation analysis for 1997 based on projects which have currently been approved by management.


PROPERTY TAXES

The subject property is under the taxing jurisdiction of Portage County Taxing Authority. Real estate taxes are assessed on a calendar year basis and are payable bi-annually. Personal Property taxes for furniture, fixtures, inventory, equipment, and supplies used in business are also assessed on a calendar year basis and are payable biannually.


Real Estate Taxes

      Taxing Jurisdiction:      Portage County

      Tax Account Number:       03-025-10-00-018-000
                                03-025-10-00-019-000

      Current Tax Year:         January 1, 1996 to December 31, 1996

      Tax Rates Established:    Tax rates are established annually after
                                each election.

      Current Tax Rate:         $92.49 per $1,000 of assessed value.

      Assessments Established:  The assessed value of the hotel for tax purposes is assumed to be 35 percent of
                                market value. The Ohio State Legislators had established various inflationary credits applicable to real estate taxes.

      Reevaluations:            The market value of the property is
                                reassessed every six years property to
                                property with the last reassessment in
                                1994 and every three years via computer.

The following table illustrates the computation of the real estate taxes for the last four years.

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------------- ------------------- ------------------ ------------
    Year         Market Value      Assessed Value     Tax Rate

------------- ------------------- ------------------ ------------

    1992          $1,509,514          $528,330         $87.76
    1993          1,509,514            528,330          88.39
    1994          1,731,629            606,070          90.77
    1995          1,731,629            606,070          91.10
    1996          1,731,629            606,070          92.49

------------- ------------------- ------------------ ------------



------------- ----------------- ---------------------
    Year          Credits        Real Estate Taxes
                                      Payable
------------- ----------------- ---------------------

    1992          $17,930             $28,436
    1993           18,052              28,647
    1994           26,405              28,608
    1995           24,862              30,351
    1996           24,938              31,118

------------- ----------------- ---------------------




The subject property will be reassessed by computer analysis in 1997 and by property inspection in 2000. The results of these reassessments could significantly raise the real estate taxes at the subject property. The county assessor would not provide the appraisers with any estimates as to how taxes would change at the subject over the coming years. After reviewing the subject's property's historical assessments and real estate taxes, we have concluded that an annual property tax increase of 3.5 percent is reasonable over the financial projection period.

Personal Property Taxes

      Taxing Jurisdiction:      Portage County

      Tax Account Number:       03-10053
                                03-09353

      Current Tax Year:         January 1, 1996 through December 31, 1996


      Tax Rates Established:    Tax rates are established annually
                                after each election

      Current Tax Rate:         $91.10 per $1,000 of assessed value.


      Assessments Established:  The assessed value of the personal property for tax purposes is
                                assumed to be 25 percent of depreciated
                                value.  There is a $10,000 exemption.

Personal property taxes are levied at the same rate as real estate taxes or $91.19 per $1,000 of assessed value. Personal property tax rates are determined annually by Portage County and the City of Aurora. Tangible personal property that qualifies for the personal property tax include furniture, fixture, and equipment, as well as other tangible assets necessary to operate

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the business. Tangible personal property tax returns are sent out at the beginning of each calendar year and submitted by April 30 the of the same year. The following table illustrates the computation of the personal property taxes for the last four years.


-------- ----------------- ----------- ---------------------
  Year     Taxable Value     Tax Rate     Personal Taxes
                                             Payable
-------- ----------------- ----------- ---------------------

  1992        $58,880         $87.87          $5,170
  1993         59,329          88.39          5,244
  1994         60,540          88.39          5,343
  1995         55,160          90.77          5,007
  1996         59,050          91.10          5,379

-------- ----------------- ----------- ---------------------

In our analysis, we have assumed that personal property taxes will be inflated by 3.5 percent over the projection period.


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ZONING

The Aurora Inn is located in the C2 Commercial Shopping District.
This district was developed to encourage planned and integrated grouping of establishments which will offer retail convenience and comparison goods and provide personal and professional services for the community area.

Restrictions and Requirements

The following summarizes the restrictions and requirements that the subject Aurora Inn must conform to under its existing zoning.

      Minimum Lot Size             not stipulated

      Minimum Frontage             150 feet from any public right of way

      Minimum Yards                not stipulated

      Maximum Building Height      35 feet

      Maximum F.A.R.               not stipulated

      Maximum Lot Coverage         not stipulated

      Parking Requirements         Permitted in front yards but no
                                   less fifty feet from any public
                                   right of way, or ten feet from
                                   a property line when it is not
                                   adjacent to a public thoroughfare.


On the basis of the zoning code, the property site plan, our physical inspection of the subject property, and discussions with local zoning representatives, the property appears to be in conformance with all general and specific zoning requirements. It should be noted that the City of Aurora is in the process of changing their zoning regulations to be effective in the summer of 1997, which will have an effect on the proposed expansion of the subject hotel, since the proposed renovations and expansion must be approved by the City Planning Commission. Under the current regulations "as-of-right" development is not permitted and all projects must be approved by the town. We are not privy to whether or not the new zoning regulations will permit an expansion of the hotel "as of right" or whether it will have to seek town approval.


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B.2  AREA ANALYSIS

The Area Analysis provides information on market conditions as they currently exist in the Aurora area. Economic and sociological trends provide insights relating to the strength of the local market area. A review of such trends has been completed to direct and support our estimates of future market growth in the lodging industry.

The following section of the report outlines general trends in the market. We consulted with the Aurora Chamber of Commerce, Convention and Visitors Bureau, Department of Economic Development and other local sources for much of the following information. When possible, information was verified directly from the primary sources.

The subject is located in Portage County and is in the city of Aurora. Aurora is approximately 15 miles northwest of Akron and 20 miles southeast of Cleveland, the largest city in Ohio. The Akron MSA consists of Aurora and Portage County where the subject is located.


ECONOMIC AND DEMOGRAPHIC INDICATORS

This section summarizes historical trends in several key economic and demographic indicators in the Aurora market area. The following table presents historical trends in population, retail sales, eating and drinking sales, and median household effective buying power.

                            AREA MAP

                         NEIGBORHOOD MAP


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Aurora Inn                                                        Page 29
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          Summary of Economic and Demographic Statistics
               For the Subject Hotel's Market Area

                                                                CAG (1)
                                 1991                1995      1991-1995
                                 ----                ----      ---------
Population (000's)
   Portage County                 143.2              150.7        1.3%
   Akron MSA                      658.6              682.7        0.9%
   Ohio                          10,864           11,173.3       0.79%
   United States                250,812          264,900.9        1.4%

Retail Sales ($000's)
   Portage County              $712,018         $1,210,886       14.2%
   Akron MSA                  4,335,153          6,523,113       10.8%
   State                     73,205,986        104,899,945        9.4%
   United States          1,807,182,519      2,335,241,609        6.6%

Eating & Drinking
Sales ($000's)
   Portage County               $60,827           $133,980       21.8%
   Akron MSA                    454,734            755,208       13.5%
   State                      7,184,239         11,827,030       13.3%
   United States            182,107,195        241,780,257        7.3%

Median Household
Effective Buying
Income (EBI)
   Portage County               $31,166            $32,737        1.2%
   Akron MSA                     27,387             32,170        4.1%
   State                         27,201             31,899        4.1%
   United States                 27,912             32,238        3.7%

Source: Sales and Marketing Management, Survey of Buying Power.
Note:   (1)  Compound Annual Growth

------------- ------------------------------------------------------------


Population

Between 1991 and 1995, population growth in Portage County was similar to that of the U.S. and exceeded both that of Akron and the state as a whole.


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Retail Sales

Portage County retail sales have far exceeded the Akron MSA, the state, and that of the national average. The strong increases, in conjunction with the stable population growth, are indicative of the increasing disposable income in the market area.

Eating and Drinking Sales

Eating and drinking sales have increased at an even faster rate than that of the retail sector. Corporate entertaining and the continued expansion of the tourist market have fueled the rapid expansion of this sector. Between 1991 and 1995, eating and drinking sales have increased at an annual rate of 21.8 percent in the county of Portage, and at an annual rate of 13.5% percent in the Akron MSA.

Median Household Effective Buying Income (EBI)

Median household effective buying income in the subject area has increased at a rate slightly lower than the national average. However, the EBI slightly exceeds that of the MSA, state and national averages. This is a result of its suburban location, serving primarily as a bedroom community of Cleveland. Stable to moderate growth is consistent with the growth patterns of most mature suburban communities throughout the nation.


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EMPLOYMENT

Employment and Unemployment

Trends in employment are an excellent indicator of the overall health of a local economy. The following table presents a summary of the trends in employment and unemployment in the local market area for the last several years.

---------------------------------------------------------------------------
              Growth in Employment and Unemployment
---------------------------------------------------------------------------

                                Portage County
                -----------------------------------------------
                  Labor Force     Total Empl.      % Unempl.
                --------------- --------------- ---------------
  1991                76,394         71,913            5.9%
  1992                78,496         73,014            7.0%
  1993                78,711         74,170            5.8%
  1994                80,747         76,617            5.1%
  1995                80,945         77,572            4.2%

  CAG                   1.5%           1.9%
1991 - 95



                                    Ohio
                ----------------------------------------------
                 Labor Force     Total Empl.     % Unempl.
                -------------- --------------- ---------------
  1991           5,438,380        5,088,524            6.4%
  1992           5,496,075        5,094,796            7.3%
  1993           5,490,527        5,130,907            6.5%
  1994           5,541,163        5,234,222            5.5%
  1995           5,584,352        5,318,252            4.8%

  CAG                 0.7%             1.1%
1991 - 95

--------------- --------------- --------------- --------------- -----------
Source: Department of Labor and United States Bureau of Labor Statistics
Note:   CAG: Compound Annual Growth
--------------- -----------------------------------------------------------

Unemployment levels in both Portage County and the State of Ohio have remained below that of the national average. Unemployment rates have decreased slightly over the past five years, due to an improving local and state economy fueled by seasonal tourism and corporate expansion in the area.

Employment by Industry Sector

Employment by industry sector details the number of individuals employed in a market area by each major industry category. An analysis of the trends in employment by industry sector can provide insights on which are the most important industries in the local market and which sectors have reflected recent growth or declines. The following table presents a summary of trends in employment by industry sector for the subject market area.

Aurora Inn                                                        Page 32
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--------------------------------------------------------------------------
            Employment by Industry Sector (1990-1995)
                        Akron MSA (000's)
--------------------------------------------------------------------------

                          1990        1995         % Change
                      ----------- ----------- -------------------

Manufacturing             66.8        65.8          -1.5%
Construction              10.4        11.7          12.5%
Mining                     0.6         0.4         -33.3%
Transportation,
 Communication & Util.    13.8        14.6           5.8%
Finance, Insurance
 & Real Estate            10.9        12.3          12.8%
Wholesale Trade           15.1        16.8          11.3%
Retail Trade              54.1        60.0          10.9%
Services                  68.8        84.3          22.5%
Government                44.7        46.1           3.1%
----------                ----        ----           ----
Total Employment         285.1       311.9           9.4%

--------------------------------------------- ------------------ ---------
Source:          Bureau of Labor Statistics
---------------- ---------------------------------------------------------


The strongest sectors of growth in employment over the last five years respectively are Services; Finance, Insurance, Real Estate; Construction; Wholesale and Retail Trade. The strength of these industries, specifically Services; Construction; and Finance, Insurance and Real Estate indicate the strength of the local economy because of the nature of the funds that stimulate growth in these industries. The growth of these industries at such a rapid rate indicates a growing percentage of expendable income and strong local economy. Specifically, the lodging industry is included in the Services sector, the fastest growing area of the economy over the last five years.

Major Employers

The following table summarizes the largest employers in the Aurora area that generate demand for lodging accommodations.

Aurora Inn                                                        Page 33
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------------------------------------------- ------------------
             Company Name                     No. Employees
------------------------------------------- ------------------

            Sea World of Ohio                     1520
        Geauga Lake Amusement Park                1360
               Geauga Lake                        1000
       Aurora Farms Factory Outlets                300
                  Rotek                            250
     Lucas Aerospace Power Equipment               100
       Omega Pultrusion Corporation                100
              McMaster Carr                         90
          OEM-Miller Corporation                    75
 Furon- Industrial Processing Strategies            70

------------------------------------------- ------------------
 Source:  Chamber of Commerce
---------------------------------------------------------------


As indicated in the preceding table, the largest employers in the Aurora area are Sea World, Geauga Lake Amusement Park and Geauga Lake, all of which draw tourists to the area. Area hotel operators and officials indicate that Sea World and Geauga Lake Park are the largest two demand generators for overnight room accommodations in the area. In additional to this seasonal employment, area officials indicate that there are several corporations in and around the area that use accommodations to lodge company employees and clients.


OFFICE MARKET OVERVIEW

The office market in Aurora is not of significant importance on the local lodging industry. Aurora is a suburban community with its economy supported predominately by tourism and a strong retail trade.

TRANSPORTATION

Roadway System and Public Transportation

Major roadways to the Aurora area include State Route 306 and State Route 82. State Route 82 provides routes in and out of the city to the east and west. State Route 306 provides a more important northern connection to the newly expanded State Highway 422 with direct access to downtown Cleveland. In addition, Route 306 connects Aurora to Interstate 80, 76 and 271; and therefore to the rest of the Midwest and northeast. The expansion of State Highway 422 in the early 1990's has fueled Aurora's growth providing greater access to the suburbs of Cleveland.

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Airport

The Aurora area is serviced by both the Portage County Airport and the Cleveland - Hopkins International Airport. The Portage County Airport is the closest airport to the subject property with limited commercial service. The major commercial airport that serves the area is the Cleveland - Hopkins International Airport, less than 40 minutes away by car. The follow tables highlight the air passenger activity at the Cleveland -Hopkins International Airport between 1991 and 1995.

----------------------------------------------------------------------------
             Trends in Air Passenger Activity at the
            Cleveland - Hopkins International Airport
----------------------------------------------------------------------------

Year               Enplanements       Deplanements             Total

1991                  4,087,165           4,055,479           8,142,644
1992                  4,470,511           4,465,268           8,935,779
1993                  4,689,335           4,724,516           9,413,851
1994                  5,530,253           5,601,273          11,131,526
1995                  5,570,790           5,685,075          11,255,865

% Change from
   1991 - 1995              36%                 40%                 38%
------------------ ---------------------------------------------------------

Source: Cleveland Department of Operations

As indicated in the preceding table, the passenger traffic at the Cleveland - Hopkins International Airport has increased significantly over the past five years. During the period between 1991 - 1995, total passenger counts increased at a compound annual average of 8.4 percent. This strong increase in passenger traffic is indicative of the increasing prominence of Cleveland as a destination city and the growth of Cleveland as a center for many major corporate activities. While much of the traffic at the Cleveland - Hopkins International Airport may never visit Aurora, the increase in passenger activity is a positive indicator of the economic growth occurring in the area. According to interviews with local hotel operators, the increase in passenger activity falls in line with the increase in accommodations provided by local facilities for overnight guests in the past five years.

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TOURISM AND RECREATION

The dominant tourist attractions in the Aurora area are Sea World of Ohio, Geauga Lake and the Geauga Lake Amusement Park. In additional to the wide range of activities available at the Sea World complex, there are a variety of outdoor activities that are extremely popular with residents and non - residents alike. In the summer months, Lake Geauga is popular for swimming, boating and other water sports. Tinker Creek State Park is popular for campers and hikers with a 700 acre state preserve. Other nearby attractions include the Aurora Farms Factory Outlets, tourist attractions along Lake Geauga and major sporting and cultural events in and around Cleveland including the Cleveland Indians Baseball team and the Rock and Roll Hall of Fame.

Attractions
The major attractions in this area are the Aurora Farms Factory Outlets, including over 70 premium stores, the Geauga Lake Amusement Park and Sea World of Ohio. In addition the Aurora Center for the Fine Arts, Aurora Historical Society and Aurora Center Historical District offer insight on the way this Western Reserve farming community developed.

Spectator Sports
Two major spectator sports are available to Aurora residents and visitors alike by means of a short trip into downtown Cleveland. The Cleveland Indians professional baseball team draws fans to the new 42,000 seat Jacobs Field, the site of the 1995 World Series. In addition, basketball fans flock to the new Gund Arena seating 21,000, to watch the Cleveland Cavaliers. Cleveland lost their professional football team to Baltimore at the end of the 1995/96 season. However, there are presently negotiations to build a new $220 million dollar stadium, and possibly retain another professional football team.


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Public Parks/ Facilities
Two local parks exist in the Aurora area. The 300 acre, city owned Sunny Lake Park attracts those looking to picnic and day hike around this quaint local park. The larger 700 acre, state owned Tinkers Creek State Park offers a wide variety of hiking and camping opportunities for the more adventurous. Both facilities are open to the public year round.


CONVENTION AND TRADE SHOW MARKET

Aurora is limited in the convention and show trade marketplace.
The summer attracts small meetings that often coincide with vacation plans. No major convention center serves the immediate
Aurora area.


CONCLUSION
Overall, the Aurora area has experienced positive growth over the past five years. The addition of Sea World of Ohio, in conjunction with the expansion of the Geauga Lake Amusement Park have supported favorable growth of the demographic and employment statistics in the area. As the local tourism trade continues to expand, both the hospitality industry, as well as all other sectors of the local economy will continue to expand. In addition, the lakes and parks in the area provide a strong base of seasonal leisure activities for the vicinity. Based upon a historical analysis of the demographic and economic trends in the area; a continued favorable outlook for the Aurora economy is forecasted, which should result in positive growth for tourism destinations and local lodging in the area.

Aurora Inn                                                        Page 37
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B.3  HIGHEST AND BEST USE ANALYSIS

The validity of an appraisal is dependent upon the consideration and conclusion of highest and best use.1 Often expressed as "the most profitable legal use," the concept requires a thoughtful analysis of many factors. Vacant land value is directly related to its highest and best use. On the other hand, an improved property may have the same or a different highest and best use than the land supporting the improvements when considered as vacant land. Therefore, for improved property, both highest and best use decisions must be separately considered, both as vacant land and as improved property. In addition to a conclusion for both the vacant land and improved property, sale and lease comparisons are usually made with properties having similar highest and best uses as the subject.

The parameters for consideration relate to legality of use, physical possibilities, financial feasibility, and maximum economic production. Single uses, interim uses, legal non-conforming uses, speculative uses or excess land determinations require further analysis.


HIGHEST AND BEST USE OF THE LAND AS IF VACANT

Legally permissible uses are those limited by zoning, easements and rights-of-way, deed restrictions, building codes, and environmental controls. These restrictions have been discussed in Section B.1 (Description and Analysis of the Property). As mentioned earlier in the zoning section of this report, the subject site is located in the C2 Commercial Shopping District.


---------------

1 Highest and Best Use: "The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. (American Institute of Real Estate
     Appraisers, The Dictionary of Real Estate Appraisal, Second
     Edition, Copyright 1993, Page 171.

Aurora Inn                                                        Page 38
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Physically possible uses are limited by size, design, topography, flood possibilities and physical capacities. The subject site is approximately 142,659 square feet. It is irregular in shape. The subject is located on a triangular parcel in the southeast quadrant of Chillicothe Road (State Route 306) and Garfield Road
(State Route 82). Shawnee Trail bisects this quadrant diagonally, with the subject being north and east of Shawnee Trail.

Drainage and topography are acceptable for a variety of uses as are the shape and frontage of the site. Although we are unqualified to render an opinion of the physical load-bearing capacity of the land or its freedom from hazardous materials, no nuisances were obvious at the time of inspection.

Financially feasible uses must be supported by sufficient demand in the neighborhood to create a sufficient return to invest over the long term. In analyzing each highest and best use alternative, the income potential from those legally permissible and physically possible uses was considered. The income from the highest and best use should be sufficient to satisfy investor requirements and operating expenses, thereby providing a return on the land.

Predominant land uses in the neighborhood provide indications of profitable land uses for the location of the subject property. The subject property borders a school and single family residential to the east. A small bed and breakfast with spa is located west of the subject across Shawnee Trail. Most of the development in the subject neighborhood is single family residential with retail commercial uses situated on the major thoroughfares.

Based upon the surrounding properties, hotel uses are potentially financially feasible. Hotel average daily rates (ADR) and occupancies are currently very strong in the subject neighborhood. ADR's among the subject's competitive set range from $58 to $90 while occupancies range from 59 percent to 69 percent. In researching operating statistics for the local market, as well as national averages, both through property surveys and published investor surveys, as well as analyzing the income potentials from these property types, it is our opinion that hotel uses are financially feasible. Therefore, we conclude that the highest and best use of the land as vacant is for new development commensurate with hotel use.

Aurora Inn                                                        Page 39
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HIGHEST AND BEST USE OF THE PROPERTY AS CURRENTLY IMPROVED

The subject property is currently improved with a hotel containing 69 rooms. In light of the existing improvements, a contrast with other uses is made for the optimal use which is also physically suitable for the site, legally permissible, economically feasible and the most profitable usage of the site.

As earlier indicated, the highest and best use of a property as improved may differ from the highest and best use of the land as if vacant. The "as improved" analysis assists in the identification of the use that is projected to provide the greatest overall property return on invested capital, as well as in the identification of comparable properties. Typical choices for improved property include the following usage alternatives:

              1.   Demolition of the improvements
              2.   Remodeling or renovation
              3.   Continued usage, as is

The four tests of highest and best use are applied to each of the above alternatives. All three options are legally permissible and physically possible. The test of financial feasibility is that the use must provide a return equal to or greater than the amount needed to meet all operating expenses, financial obligations, and capital expenditures. In addition, the use must be maximally productive, or that use which produces the highest value, consistent with the rate of return warranted by the market for that use. Using current investor expectations, consideration of all three scenarios was made.

Demolition of the Improvements

The implication in a highest and best use analysis is that the existing improvements should be retained and/or renovated as long as those improvements continue to contribute to the total value of the property; or until the return from a new improvement would more than offset the cost of demolishing the existing improvements and constructing alternative facilities. An analysis

Aurora Inn                                                        Page 40
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of the subject property reveals that the existing improvements do continue to contribute to the overall value of the subject, with no alternative use available to the site which would provide a return greater than the return on current improvements after consideration of the cost to raze the current improvements and build an alternate use. Therefore, demolition of the improvements is not considered warranted, nor optimal from a highest and best use standpoint.


Remodeling or Renovation

Based on discussions with management there are plans to renovate and expand the subject hotel in 1997. As of the date of this appraisal, most of these renovations have not been approved by corporate management and are thus not included in our valuation analysis. The impetus behind the proposed renovation and expansion is to capitalize on the extensive unsatisfied demand in the subject market, particularly in the leisure travel demand segment during the summer months. The proposed renovations include the addition of seventy new guest rooms and a general renovation of the hotel lobby to improve access to the ballroom and provide additional banquet space.

As discussed earlier in this report, there are several approved capital projects, which will substantially enhance the appearance and market appeal of the subject property in 1997.


Continued Usage As Is

As an alternative to demolition, the existing improvements could be converted to an alternate use or left as-is. Again, applying the four tests to this premise, it would be physically possible and legally permissible to convert the improvements to another use. However, as discussed previously, the current use as a hotel is the most maximally productive use available to the property. Obviously then, converting to an alternative use would lessen the return to the land, and therefore, any such use would fail to be the most profitable alternative.

Aurora Inn                                                        Page 41
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CONCLUSION AND RECONCILIATION OF HIGHEST AND BEST USE

From the three options presented, one remains feasible for the subject. Demolition of the improvements was eliminated as an option since the existing improvements provide substantial contributory value to the property. The legal permissibility and financial feasibility of the planned expansion were not considered in this report. Until a determination can be made on the feasibility of the expansion, the appraisers believe that continued use "as is" with on-going capital projects to maintain the quality and market appeal of the subject improvements is the indicated highest and best use of the subject as currently improved. Also, given current market conditions, it is our opinion that the highest and best use of the site, as vacant, is for development with a commercial use commensurate with hotel uses.

Aurora Inn                                                        Page 42
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       C. ANALYSIS OF COMPETITIVE LODGING SUPPLY AND DEMAND


C.1  COMPETITIVE LODGING SUPPLY

The subject property is located in the city of Aurora in Portage County. According to the Portage Convention and Visitors Bureau, there are currently 30 hotels and bed and breakfast facilities located in the Portage County area. These facilities are located in different cities throughout the county and not all are considered to present direct competition with the subject hotel. The subject property is located a few miles from Sea World of Ohio and Geauga Lake and benefits as one of the few hotels very close to these facilities.


IDENTIFIED COMPETITIVE SUPPLY

In order to evaluate the subject hotel's position within the market, we have identified a competitive supply on the basis of quality and extent of facilities, location, market orientation and revenue potential. We identified two hotels as the primary competition for the Aurora Inn. Presented on the following page is a map illustrative the location of the subject hotel and its identified competitive set. The tables on the following pages present pertinent operating information and descriptions of each competitive hotel.

            Map of Competitive Lodging Supply

                              PROFILE OF COMPETITIVE LODGING SUPPLY

Property Name               HOLIDAY INN KENT            BEST WESTERN WOODLAND
_____________               ________________            _____________________

Address                 4363 State Route 43, Kent     800 N. Aurora Rd., Aurora
Opening Year                      1972                          1975
Affiliation                    Holiday Inn                  Best Western
Ownership                    Kent Hotel Corp           Hotel Development Corp
Total Number of Rooms              154                           142

1996 Published Room
Rate Structure
                           Single         Double       Single    Double
      Rack (in-season)      $99             $99          $160      $160
      Rack (off-season)     $69             $73           $80       $80
      Corporate              --              --            --        --

Estimated 1996 Market Mix Percentage
      Leisure Individual Travelers           43%                     31%
      Commercial Individual Travelers        38%                     44%
      Groups                                 19%                     25%

Facilities/Amenities
      Restaurants                       Arthur's Cafe         Seasons at Aurora
      Lounge                            Arthur's Cafe         Seasons at Aurora

        Total Meeting Space (Sq. Ft.)            6,100                   6,000
        Largest Room/Ballroom (Sq. Ft.)          4,000                   2,000
      Total number of meeting rooms/divisio        8                       8

      Swimming Pool                             outdoor                 indoor

      Exercise Room/Fitness Center                yes                     yes

      Gift Shop/Newsstand                         no                      yes

      Business Center                             no                      no

                                   complimentary buffet   continental breakfast,
      Other Resort Amenities             breakfast              video room

Estimated Occupancy
              1996(est.)                  59%                        61%
                    1995                  51%                        59%

Estimated Average Room Rate
             1996 (est.)                  $58.00                     $79.50
                    1995                  $54.00                     $79.50

Aurora Inn                                                        Page 45
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The following paragraphs describe these properties and how they compete with the Aurora Inn.

Holiday Inn Kent

The Holiday Inn is located Kent, Ohio and is approximately 16 miles from subject property on State Route 43. According to management, the Holiday Inn derives a significant portion of its demand from Kent University and commercial travelers from the companies and industrial facilities located between Aurora and Kent. This hotel has been renovated in the last several years. It contains 154 rooms including two suites. Their facilities include meeting rooms, a restaurant and lounge, an exercise room and outdoor swimming pool. We anticipate that the Holiday Inn will continue to compete with the subject property for university-related and commercial demand. Due to the hotel's distance from area attractions and Sea World, this property presents little competition for leisure related demand. Overall, the facilities did not appear to be dated and in need of further renovation.


Best Western Woodlands

The Best Western Aurora Woodlands Resort is located approximately two miles from the subject hotel, along North Aurora Road, one quarter mile from the entrance for Sea World of Ohio. The property contains 142 guest rooms with 6 suites, along with an indoor swimming pool and sauna, exercise room, video game room, restaurant and lounge. Management of this hotel is very active in the community which has been an advantage when marketing to commercial demand. In addition, the Best Western accommodates a large volume of tour and other groups because of its location proximate to Sea World. Overall the facility appears to have significant levels of deferred maintenance. According to management there are plans to renovate 50 rooms, however this has not been approved.

Aurora Inn                                                        Page 46
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ADDITIONS TO SUPPLY

In analyzing the existing competitive environment, it is important to discuss any new hotel development that would potentially impact the subject's performance. In the course of our fieldwork, we have discovered the possibility of the construction of two hotels in 1997. A 55,800 square foot Hampton Inn is under construction in the City of Solon industrial service district. This 103-room hotel will be one and one-half miles from the freeway and approximately seven miles from Aurora. According to the developer, construction has begun and completion is anticipated for late 1997. It will attract many of the business travelers to the Solon industrial areas. This hotel will most likely be more competitive with the Best Western Woodland than the subject hotel.

The second hotel proposed for development is a Comfort Inn. Developers have met with approval from the Planning Board of Twinsburg, however, financing is not complete and construction has not begun. This facility, if constructed, would compete with subject hotel for commercial travelers, because of its proximity to the industrial areas. According to subject property management, there has also been discussion of a 30 to 60 room expansion of the Bed and Breakfast Inn and Spa located across the street from the subject. At this time, expansion plans have not been presented to the Planning Commission. For the purpose of our supply and demand analysis, we have assumed the addition of the Hampton Inn to the competitive lodging supply.

Aurora Inn                                                        Page 47
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C.2  LODGING SUPPLY AND DEMAND ANALYSIS

OVERALL DEMAND TRENDS IN THE AURORA LODGING MARKET

The aggregate lodging market in Aurora has grown over the past two years. Occupied demand in Aurora increased 7.4 percent between 1995 and 1996, while average room rates have also increased 14.9 percent during the same period.


LODGING DEMAND IN THE IDENTIFIED COMPETITIVE SUPPLY

As indicated previously, we have identified three hotels (including the subject) as the primary competitive supply for the Aurora Inn. The purpose of the analysis that follows is to evaluate the historical and present supply and demand trends of the market in which the subject hotel competes. We have completed interviews with management of the competitive hotels. We have also collected statistics on the occupancy, average rate, and market mix of the competitive hotels in order to estimate total accommodated demand by market segment. The table below summarizes our estimate of the aggregate market demand accommodated by the identified competitive supply for estimated years-ended 1995 and 1996.

Aurora Inn                                                        Page 48
-------------------------------------------------------------------------




------------------------------------------------------------------------------
                                    Historical Growth in Lodging Demand
                                         in the Competitive Supply
------------------------------------------------------------------------------
                                1995              Estimated 1996
                        --------------------  ---------------------  Percent
                         Room Nts   % Total    Room Nts    % Total    Change
                        ---------- ---------  ----------- --------- ----------

Commercial Individuals     25,037      33%        29,954      37%     19.6%
Leisure Individuals        34,026      45%        33,805      42%      -.6%
Groups                     16,371      22%        17,279      21%      5.5%
                           ------      ---        ------      ---      ----
Total Occupied Demand      75,434     100%        81,038     100%      7.4%

Total Available Supply    131,765                131,765

Market Occupancy            57.2%                  61.5%

Market Average Rate        $63.68                 $73.18              14.9%

Market Revpar**            $36.45                 $44.97              23.4%

------------------------------------------------------------------------------
Notes:   Totals may not add due to rounding.
      *  Compounded Annual Growth
      **
------------------------------------------------------------------------------
    Source:  Arthur Andersen
------------------------------------------------------------------------------



As indicated in the preceding table, the overall hotel demand in Aurora has grown between 1995 and 1996. The largest segment of demand in the market is leisure-related business due to the proximity of Sea World and Geauga Lake. However, the commercial individual traveler segment of demand reflects the largest increase in 1996, growing by 19.6 percent over 1995. As total occupied demand has grown, average room rates have exhibited a strong growth. Overall, room rates increased 14.9 percent, or $9.50, in 1996.

Our analysis of future demand growth includes assumptions of base growth in demand, unsatisfied demand, and induced demand. The following paragraphs define these sources of demand growth.

Aurora Inn                                                        Page 49
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Base Growth in Demand

Base growth in demand is that growth related to the strength of the local economy. This growth assumption incorporates demand generated by other factors, such as the addition of a new convention center, new office development and absorption, improved transportation access to the market area, etc. Our assumptions take into account historical demand trends and the factors contributing to these trends. On the basis of our interviews with management and on our analysis of economic growth in the local market, base growth by market segment is estimated for each year.


Unsatisfied Demand

During peak periods of demand, many travelers, in search of convenient accommodations among the hotels in the competitive supply, are required to use alternative hotels due to lack of capacity in the immediate area. These groups and individuals will seek lodging in one of the other properties in the market area or will leave the immediate market. Those room nights that are not accommodated in the immediate market may be referred to as "unsatisfied demand." In 1996, we estimate there will be a total of 40,900 room nights of unsatisfied demand. Our calculations, include the addition of the Hampton Inn. However it does not include the possible expansion of the subject property and the addition of other hotels to the competitive market. These expansions have not been approved by their respective Planning Boards. With the inclusion of these properties there is likely to be less room nights of unsatisfied demand.

Aurora Inn                                                        Page 50
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Induced Demand

Induced demand is defined as new room nights generated by the addition of new hotels to the market area or by the repositioning and marketing of an existing hotel to fulfill consumer needs not previously met by the existing supply. Induced demand may also include room nights generated by special events which are not expected to remain permanently in the market area. In 1998 and 1999, we estimate that a number of new room nights will be induced into the competitive supply, which are attributed to the opening of the Hampton Inn in Solon. In 1998 and 1999, we estimate that approximately 4,500 and 7,200 will be induced into the Aurora market, respectively. The opening of the Hampton Inn is expected to result in strong demand from the commercial travelers segment, due to location in the Solon Industrial Service District.

DEMAND SEGMENTATION AND ESTIMATED DEMAND GROWTH

Accommodated demand in the competitive hotel supply has been segmented into three major market segments: Commercial Individual Travelers, Leisure Individual Travelers, and Groups. On the basis of our interviews with management of the subject and its competition and based upon an analysis of economic trends in the market, we have estimated future growth in demand in the competitive supply by market segment. The following paragraphs define the individual market segments and our estimates of demand growth. A detailed analysis of supply and demand growth for the market is presented on the following page.


                                           Aurora Inn
                          Estimated Growth in Lodging Supply and Demand
                                   Market Area:  Aurora, Ohio


                                                                             Compound
                                                                              Annual
                         Estimated                                            Growth
                              1996   1997     1998     1999     2000    2001(1996-2001)
                        __________  _____   ______    _____    _____   _____   ___________
Commercial Individual Travelers         2.0%     2.0%     2.0%     2.0%    2.0%
  Gross Demand              34,500 35,200   35,900   36,600   37,300  38,000
  Less:  Unsatisfied Demand         4,500    4,600    3,000    3,350   3,900   4,600
                           _______________________  _______   ______ _______
  Net Demonstrated Demand   30,000 30,600   32,900   33,250   33,400  33,400
  Plus Induced Demand                            0    3,000    4,800   4,900   5,000
                           _______________________  _______   ______ _______
TOTAL SEGMENT DEMAND               30,000   30,600   35,900   38,050  38,300  38,4005.1%
  Growth over Previous Year                      2.0%    17.3%     6.0%    0.7%0.3%
  % of Total Market Demand     37%    37%      36%      37%      37%     37%

Leisure Individual Travelers            2.0%     2.0%     2.0%     2.0%    2.0%
  Gross Demand              67,600 69,000   70,400   71,800   73,200  74,700
  Less Unsatisfied Demand   33,800 34,500   25,000   26,000   27,000  28,500
                           ______________ ________  _______  _______ _______
  Plus:  Induced Demand          0      0    1,500    2,400    2,400   2,400
                           ______________ ________  _______  _______ _______
TOTAL SEGMENT DEMAND               33,800   34,500   46,900   48,200  48,600  48,6007.5%
  Growth over Previous Year             2.1%    35.9%     2.8%     0.8%    0.0%
  % of Total Market Demand     42%    42%      47%      46%      47%     46%

Groups                                  1.5%     1.5%     1.5%     1.5%    1.5%
  Gross Demand              19,900 20,200   20,500   20,800   21,100  21,400
  Less Unsatisfied Demand    2,600  2,600    2,600    3,100    3,600   3,800
                           ______________  _______   ______   ______  ______
  Net Demonstrated Demand   17,300 17,600   17,900   17,700   17,500  17,600
  Plus Induced Demand                            0        0        0       0     0
                           ______________   ______   ______   ______  ______
TOTAL SEGMENT DEMAND               17,300   17,600   17,900   17,700  17,500  17,6000.3%
  Growth over Previous Year             1.7%     1.7%    -1.1%    -1.1%    0.6%
  % of Total Market Demand     21%    21%      18%      17%      17%     17%

TOTAL MARKET DEMAND
  Gross Demand             122,000124,400  126,800  129,200  131,600 134,100
  Less Unsatisfied Demand   40,900 41,700   30,600   32,450   34,500  36,900
                           ______________  _______  _______  _______ _______
  Net Demonstrated Demand   81,100 82,700   96,200   96,750   97,100  97,200
  Plus Induced Demand                   0        0    4,500    7,200   7,300   7,400
                           ______________  _______  _______  _______ _______
TOTAL MARKET DEMAND         81,100 82,700  100,700  103,950  104,400 104,600      5.2%
  Growth over Previous Year             2.0%    21.8%     3.2%     0.4%    0.2%

ANNUAL SUPPLY (ROOM NIGHTS)       131,765  131,765  168,265  168,265 168,265  168,2655.0%
Growth over Previous Year        0.0%  27.7%     0.0%     0.0%     0.0%

MARKET OCCUPANCY               62%    63%      60%      62%      62%     62%


Aurora Inn                                                        Page 52
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Commercial Individual Traveler

This segment of demand includes individual business travelers visiting companies and other organizations located in the Aurora market area. Much of the corporate demand accommodated by the hotels in the competitive supply is generated by companies located in the market area. These room nights may be booked at both published and discounted room rates. Many organizations in the market area have accounts with the hotels in the competitive supply. The hotels in the market area offer large organizations a price discount in order to secure a higher percentage of an organization's business and volume.

Commercial demand runs year round but is especially strong from October to April. Commercial demand is generated from Kent State University, and various corporations located in the area. The University's demand stems from guest lectures or individuals with business in conjunction with the university. Besides the university, a number of corporations provide another source of commercial demand to the marketplace. These companies include Automated Packaging, Alltell Phone Systems, Curtis Lehear, and Inland Still.

This segment of demand accounted for approximately 37 percent of total accommodated demand among the competitive lodging supply at the end of 1996. Demand in this segment increased by 19.6 percent in 1996 over the levels achieved in 1995. There has been a greater emphasis by the hotels to market to this segment in the past few years.

We estimate that there were approximately 4,500 room nights of unsatisfied commercial individual traveler demand at the end of 1996. This demand occurs during peak periods when the market was sold out. Unsatisfied demand is expected to decrease as a result of the opening of the Hampton Inn. By 1999, we estimate that the unsatisfied demand will decrease to approximately 3,000 room nights per year. Thereafter, we estimate that unsatisfied demand will increase each year.

Aurora Inn                                                        Page 53
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In 1998 and 1999, we estimate that a number of room nights will be induced into the marketplace as result of the opening of the Hampton Inn. We estimate that approximately 3,000 rooms will be induced in 1998 and the total number of room nights induced into the market will increase to 4,800 room nights by 1999.

Overall, the commercial individual traveler segment is estimated to increase at a compound annual rate of 5.1 percent between the 1996 and 2001. We expect this segment of demand to account for approximately 38,400 room nights by 2001, or 37 percent of total accommodated demand.

Leisure Individual Travelers

This segment of demand includes individual travelers that are visiting the market area on vacation or for other non-commercial reasons. This segment of demand includes leisure travelers booking suites and guest rooms at rack rates during special events and also includes individuals seeking discounted rates and special packages offered by the hotels during weekends. Demand in this segment occurs throughout the year, but is busier during the summer months, generated by the various amusement parks and recreational facilities in the Aurora area.

The Aurora market area is located within 500 miles of 55 percent of the U.S. population and conveniently located to all major attractions in Ohio. Demand is generated from families visiting Sea World of Ohio, Geauga Lake Amusement Park, and Aurora Farms Factory Outlets. Families generally spend one to two days during the peak season of the summer. During the peak period the hotels in the competitive supply are likely to sell-out. The remainder of the year is characterized by low leisure demand, because of the seasonal nature of the amusement facilities.

However, additional leisure demand may be generated from recent extension of the Sea World and Geauga Lake seasons by approximately one month, from early May to the end of September. Aurora's City Planning is also reviewing a proposal for an enclosed $3 million ice-skating rink. Demand is also generated the from bus tours to the area's factory outlet centers with 70 stores.

Aurora Inn                                                        Page 54
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Leisure Individual Traveler demand accounted for
approximately 42 percent of total accommodated demand among the competitive lodging supply at the end of 1996. Demand in this segment decreased slightly by 0.7 percent in 1996 over the levels achieved in 1995. Management indicated that this decline was due to the heavy rains in the month of June.

We estimate that there were approximately 33,800 room nights of unsatisfied demand in the leisure individual traveler segment at the end of 1996. This demand occurs during peak periods when the market was sold out in the summer. Unsatisfied demand is expected to decrease as a result of the opening of the Hampton Inn. By 1999, we estimate that the unsatisfied demand will decrease to approximately 25,000 room nights per year. However, from 1999 to 2001 we estimate that the number of room nights which are unsatisfied will grow by approximately five percent.

In 1998 and 1999, we estimate that a number of room nights will be induced into the marketplace as result of the opening of the Hampton Inn. We estimate that approximately 1,500 rooms will be induced in 1998 and the total number of room nights induced into the market will increase to 2,400 room nights by 1999.

Overall, the leisure individual traveler segment is estimated to increase at a compound annual rate of 7.5 percent between the 1996 and 2001. We expect this segment to account for approximately 48,600 room nights by 2001, or 46 percent of total accommodated demand.

Groups

This segment of demand includes night demand associated with corporate board meetings, training seminars, special events, and small workshops, from major employers in the market area. Hotel demand from this segment is often accommodated at a discounted room rate dependent upon the number of rooms guaranteed by each company and the potential for ancillary group-related revenues. Demand from these groups occur primarily during the mid-week (Monday through Thursday). Also included in this segment are social, military, educational, religious, fraternal, state and regional groups. Demand from these groups occur primarily during weekend.

Aurora Inn                                                        Page 55
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This segment of demand accounted for approximately 21 percent of total accommodated demand among the competitive lodging supply at the end of 1996. Demand in this segment increased by 5.5 percent in 1996 over the levels achieved in 1995.

We estimate that there were approximately 2,600 room nights of unsatisfied demand in this market segment at the end of 1996. This demand occurs during peak periods when the market was sold out. Despite the opening of a new Hampton Inn, unsatisfied demand is expected to increase each year. Hampton Inn hotels do not have sufficient meeting rooms to attract groups, and therefore, it is unlikely that this hotel will be able to attract all groups that were turned away.

Overall, the group segment is estimated to remain stable between the 1996 and 2001. We expect this segment to account for approximately 17,600 room nights by 2001, or 17 percent of total accommodated demand.


Conclusion

Overall, the lodging market in Aurora has grown over the past two years. Demand for accommodations in the competitive supply is expected to continue to reflect conservative growth in the marketplace. We estimate that aggregate market demand will outpace the addition of new space in the marketplace. Total market demand is estimated to increase at a compound annual rate of five percent between 1996 and 2001. During the same period, supply is estimated to remain constant. As a result, market occupancy is estimated to remain constant at 62 percent in 1996 to 2001.

Aurora Inn                                                        Page 56
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C.3  ESTIMATED OCCUPANCY AND AVERAGE ROOM RATE

We have prepared detailed estimates of average annual occupancy and average daily room rate for the subject property from January 1, 1997 through December 31, 2001. The following section presents our analysis of estimated future occupancy and average daily room rate.

MARKET PENETRATION & AVERAGE ANNUAL OCCUPANCY

This analysis uses the concept of "fair" share and market penetration. By forming a penetration analysis of market lodging demand, the future average annual occupancy at the subject Aurora Inn is estimated. Using this technique, the property is first evaluated compared to its competition, then its potential market share is calculated on the basis of its relative appeal to the market segment. A hotel's "fair" share of market demand is said to be equal to its fair share of supply; i.e., a 100-room hotel in a market of 1,000 rooms would have a "fair" share of demand of ten percent of total market demand. A "market penetration" of 100 percent indicates a property is capturing its exact "fair" share of demand. Penetration in excess of, or lower than, 100 percent indicates a hotel is likely to be viewed more or less favorably than the competition by the respective market segment and thus accommodates more or less than its fair share.

The following table presents our estimates of the year-end 1996 market penetration by demand segment for the subject and for the hotels in the identified competitive lodging supply.

----------------------------------------------------------------------------
         Estimated 1996 Penetration By Market Segment
             For the Identified Competitive Supply
----------------------------------------------------------------------------
---------------- -------------- -------------- ------------ ----------------
Hotel Name         Corporate       Leisure        Groups       Overall
                   Individuals    Individuals                 Penetration
---------------- -------------- -------------- ------------ ----------------

Subject Property      111%          120%            100%        112%

Best Western
 Woodlands             83%          104%            115%         98%
Holiday Inn Kent      112%           87%             85%         96%

---------------- -------------- -------------- ------------ ----------------
 Source: Arthur Andersen / Market Interviews
----------------------------------------------------------------------------

Aurora Inn                                                        Page 57
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By combining the above information with our market and property analysis, we calculate the future occupancy of the subject hotel by market segment for the estimation period 1997 to 2001. A detailed penetration analysis of the subject hotel is presented on the following page. The following paragraphs summarize our penetration analysis by market segment.


                                           Aurora Inn
                                      Penetration Analysis
                                   Market Area:  Aurora, Ohio

                         Estimated
                              1996   1997     1998     1999     2000    2001
                         _________ ______  _______   ______    _____   _____
ANNUAL SUPPLY (ROOM NIGHTS)       131,765  131,765  168,265  168,265 168,265  168,265

SIZE OF SUBJECT PROPERTY        69     69       69       69       69      69

FAIR SHARE (SUPPLY)             19.1%  19.1%    15.0%    15.0%    15.0%   15.0%

Commercial Individual Travelers

Total Demand                30,000 30,600   35,900   38,050   38,300  38,400
Fair Share of Demand                5,734    5,849    5,373    5,695   5,733   5,748
Penetration Rate              111%   112%     115%     115%     115%    115%
                            ______ ______   ______   ______    _____  ______

Demand Captured              6,400  6,600    6,200    6,500    6,600   6,600
% of Total Demand Captured     37%    37%      37%      38%      38%     38%

Leisure Individual Travelers
Total Demand                33,800 34,500   46,900   48,200   48,600  48,600
Fair Share of Demand                6,460    6,594    7,020    7,214   7,274   7,274
Penetration Rate              120%   120%     115%     115%     115%    115%
                            _____________   ______  _______   ______  ______
Demand Captured              7,700  7,900    8,100    8,300    8,300   8,300
% of Total Demand Captured     44%    45%      48%      48%      48%     48%

Groups
Total Demand                17,300 17,600   17,900   17,700   17,500  17,600
Fair Share of Demand                3,307    3,364    2,679    2,649   2,619   2,634
Penetration Rate              100%    95%      95%      95%      95%     95%
                            ______ ______   ______  _______   ______  ______
Demand Captured              3,300  3,200    2,500    2,500    2,500   2,500
% of Total Demand Captured     19%    18%      15%      14%      14%     14%

TOTAL MARKET DEMAND
Total Demand                81,100 82,700  100,700  103,950  104,400 104,600
Fair Share of Demand               15,501   15,807   15,072   15,559  15,626  15,656
Penetration Rate              112%   112%     111%     111%     111%    111%
                            _____________   ______   ______   ______  ______
Demand Captured             17,400 17,700   16,800   17,300   17,400  17,400

ESTIMATED OCCUPANCY            69%    70%      67%      69%      69%     69%

MARKET OCCUPANCY               62%    63%      60%      62%      62%     62%

Aurora Inn                                                        Page 59
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Commercial Individual Travelers

The subject hotel is expected to continue to receive more than its fair share of demand in the commercial individual traveler segment relative to that accommodated by the hotels in the competitive supply. In 1996, The Holiday Inn Kent received the highest market penetration rate with 112 percent. This hotel competes for the commercial individual demand from the university and industrial commercial area that are located in between Kent and Aurora. Commercial individual travelers demand is expected to comprise 37 percent of demand at the subject, Aurora Inn, for year-end 1996, which represent a market penetration of 111 percent. In the past the management of the subject hotel has not aggressively marketed to this segment. However, there has still been strong growth in the last two years for this segment. Management has started an aggressive campaign to attract this segment and has established contracts with several of the major corporations in the market area. Throughout the projection period, we estimate that the number of commercial room nights captured at the subject hotel will grow by two and a half percent. As a result, market penetration at the property is expected to increase slightly from 111 percent in 1996 to 115 percent in 2001. Occupied demand in this segment is expected to equal 38 percent, or 6,600 rooms of total occupied demand in 2001.

Leisure Individual Travelers

The subject hotel achieved the highest penetration in this segment in 1996. The hotel is ideally located in proximity to Sea World and Geauga Lake for summertime family vacationers, and has many amenities including tennis courts, kiddie swimming pool and indoor and outdoor swimming pools which are attractive to leisure travelers. During the spring, the subject is able to draw weddings and other groups, including bus tours to outlets and antiquing. The subject is also able to generate demand from the local community with party packages for beer festivals, wine tasting, and New Years Eve. The hotel is frequently sold out and cannot accommodate any more demand during the summer months. As a result, given this seasonality for leisure demand, there appears to be an effective maximum on the subject property's ability to accommodate leisure-related demand. The addition of the Hampton Inn is expected to induce new leisure demand to the market. As a result of this addition to supply, we estimate that the

Aurora Inn                                                        Page 60
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penetration rate will decrease from 120 percent in 1997 to 115 percent in 2001. Occupied demand in this segment is expected to equal 48 percent, or 8,300 rooms of total occupied demand in 2001.


Groups

The Best Western Woodlands has been the strongest in penetrating this segment of demand. The facilities and the location are strong attractions to this segment of demand. They have been able to attract groups through special pricing and being adjacent to the Sea World property. The subject hotel currently attracts its fair share of group demand. However, management is targeting commercial travelers as a source of growth, and plans to reduce the number of room nights accommodated by the price-sensitive groups segment of demand. We estimate that the penetration rate will decrease to 95 percent in 1997 and will remain stable throughout the projection period. Occupied demand in this segment is expected to equal 15 percent, or 2,500 rooms of total occupied demand in 2001.

The estimated market mix of the subject hotel in a representative year, at 69 percent occupancy, is presented on the following table:

-----------------------------------------------------------------------
    Estimated Market Segmentation In A Stabilized Year (2000)
                            Aurora Inn
-----------------------------------------------------------------------
                       Occupied         Percent of       Penetration
Market Segment        Room Nights     Total Occupancy         Rate
------------------ ---------------- ------------------- --------------
Corporate
 Individual
 Travelers               6,600              38%             115%
Leisure
 Individual
 Travelers               8,300              48%             115%
Groups                   2,500              14%              95%
------------------ ----------------------------------------------------
   Total                17,400             100%             111%
-----------------------------------------------------------------------
Source:          Arthur Andersen/Market Interviews
---------------- ------------------------------------------------------

Our estimates of the overall market penetration and resulting occupancy for the subject hotel from 1995 through December 31, 2001 are presented on the following table.

Aurora Inn                                                        Page 61
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 -------------------------------------------------------
          Estimated Penetration And Occupancy
                      Aurora Inn
 -------------------------------------------------------
                  Estimated Overall       Estimated
     Year         Penetration Rate        Occupancy
 ------------- ------------------------ ----------------
     1995               116%                  67%
     1996               112%                  69%
     1997               112%                  70%
     1998               111%                  67%
     1999               111%                  69%
     2000               111%                  69%
     2001               111%                  69%
 ------------- ------------------------ ----------------
    Source:       Arthur Andersen
 ---------------- --------------------------------------

PROJECTED AVERAGE DAILY ROOM RATE

Growth in the average daily room rate by market segment for the subject hotel is summarized in the following paragraphs.

Commercial Individual Travelers

The average room rate in the commercial individual traveler segment was approximately $64.50 in 1996 at the subject hotel. This represented an increase over the rate achieved by this segment in 1995. We estimate that the average room rate in this segment will increase three percent in 1997 and two percent in 1998 and 1999. Due to the property's proximity to major sources of corporate demand and its price-sensitive nature, growth is projected to be conservative. Thereafter, we assume that average rates will increase by 2.5 percent each year.

Leisure Individual Traveler

The average room rate in the leisure individual traveler was approximately $118.50 in 1996 at the subject hotel. We estimate that the average room rate in this segment will increase three percent in 1997 and two percent in 1998 and 1999. Thereafter, we assume that average rates will increase by approximately 2.5 percent each year.

Aurora Inn                                                        Page 62
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Groups

The average room rate in the groups segment was approximately $71.00 in 1996 at the subject hotel. We estimate that the average room rate in this segment will increase by two percent each year from 1997 to 1999. Thereafter, we assume that average rates will increase by approximately 2.5 percent each year.

The following table presents our estimates of average daily room rate for the Aurora Inn.

-------------------------------------------------------------------
                Estimated Average Daily Room Rate
                            Aurora Inn
-------------------------------------------------------------------
     Year            Average Rate                % Growth
-------------- ------------------------- -------------------------
     1995                $85.82                      ----
     1996                 89.50                      4.3%
     1997                 92.50                      3.4%
     1998                 96.00                      3.8%
     1999                 98.00                      2.1%
     2000                100.00                      2.0%
     2001                103.00                      3.0%
-------------- ------------------------- -------------------------
Source:        Arthur Andersen
-------------- -------------------------------------- -----------------

Aurora Inn                                                        Page 63
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                     D. THE APPRAISAL PROCESS

The purpose of this appraisal is to estimate the "as is" market value the subject property in accordance with accepted value estimating procedure. "The valuation process is a systematic procedure employed to provide the answer to a client's question about real property value. It is a model of appraisal activity, reflecting an understanding of value and the methods used in the value estimation.3

There are three traditional approaches involved in the valuation of real property. These are known as the cost approach, the sales comparison approach, and the income capitalization approach. Each of the three approaches is related to the other, as they involve the gathering and analysis of sales, cost, and income data that pertain to the property being appraised. Although all three valuation procedures are given consideration, the inherent strengths and weaknesses of each approach and the nature of the subject property must be evaluated to determine which will provide the most supportable estimates of market value. The appraiser is then free to select one approach to arrive at a final value estimate.


D.1  THE COST APPROACH

Valuation by the cost approach is based on the principle of substitution. This principle asserts that an informed investor will not pay more for a property than the cost to build a substitute property of equivalent utility. Therefore, the cost approach, when utilized in an appraisal, estimates the cost of reproducing or replacing the subject property including improvements and land, less an allowance for depreciation based upon the physical condition, functionality, and economic environment or the building. Although this approach is particularly applicable to owner-occupied or special-use properties in the absence of an investor market, it also recognizes and establishes the relationship between cost and market-derived values.

------------
3 American Institute of Real Estate Appraisers. The Appraisal of Real Estate, Chicago, Illinois, 1989, p. 73.


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In the subject appraisal, the building is now operating as a business in the production of income to the various components which comprise the total operation of a hotel. Although the replacement cost of the subject hotel could be established, the estimate of market depreciation is a very subjective consideration which significantly affects the value indication. The depreciation estimate could only be realistically estimated by comparison to other approaches, thereby reducing the cost approach to coincide with one of the other approaches, and losing the objectivity of the approach as a third measure of value. In our opinion, an informed and experienced purchaser would not rely on the cost approach in establishing an indication of market value for the subject property. Therefore, this approach has not been included in our analysis.


D.2  SALES COMPARISON APPROACH

The Sales Comparison Approach estimates market value based upon a comparative analysis of recent sales of improved properties that are similar in function size, income production, and use to the appraised property. This approach to value assumes that the market will determine a price for the Aurora Inn in the same manner that it determines the price for comparable properties. To apply the sales comparison approach, the appraiser employs a number of appraisal techniques, including the principle of substitution which holds that the value of a property that is replaceable in the marketplace tends to be set by the cost of acquiring an equally desirable property. Additional considerations include examination of market conditions prevailing at the time of sale as compared to those at the date of valuation. The following pages explain the application of the sales comparison approach to the subject property.

To develop the sales comparison approach, we researched the subject market and the surrounding region for recent sales of similarly improved properties. From our research, we have selected several sales for further analysis and direct comparison with the Aurora Inn. These sales represent the most recent sales of improved properties and are considered to be competitive alternatives in the marketplace. We identified three comparable hotel sales, which are primarily located throughout the Midwest.



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We have made adjustments to the price paid per room on the basis of a comparison of each hotel relative to the subject. Our analysis of the market recognizes primary factors which affect the pricing of hotels including adjustments related to renovations planned at the time of purchase, interest appraised, strength of the local lodging market, size and extent of the facilities, condition of the facilities, and other risk factors such as the property's location relative to demand generators and area attractions and the ease of access to the hotel. Presented on the following page is a summary of each comparable sale and our adjustments. Tables detailing pertinent information related to each comparable sale are presented in the Addenda of this report.



                                SALES COMPARISON ADJUSTMENT GRID
                                     AURORA INN, AURORA, OH

                                Subject
Hotel Name                    Aurora Inn     Holiday Inn   Clarion Hotel      Hampton Inn
                              __________     ___________   _____________      ___________
Location                      Aurora, OH   Strongville, OHWorthington, OH  Indianapolis, IN
Interest Transferred          Fee Simple     Fee Simple     Fee Simple        Fee Simple

Number of Units (Rooms/Suites     69             299            215               129
Occupancy                         69%            68%            58%               74%
Average Daily Rate              $89.75         $53.00         $55.00            $59.00
Rooms Revenue                 $1,559,644     $3,933,225     $2,503,353        $2,066,843
Date of Sale                                   Oct. 95        Jan. 95           Sep. 95
Adjusted Sales Price          $5,037,000     $11,400,000    $7,070,000        $7,701,549
Adjusted Sales Price Per Room   $73,000        $38,127        $32,884           $59,702
Gross Room Revenue
  Multiplier (GRRM)               3.2            2.9            2.8               3.7

OTHER ADJUSTMENTS (1)
  Transaction Market Conditions                 4.5%           4.5%              4.5%
  Location & Strength of Local Market           35.0%          45.0%             10.0%
  Extent and Quality of the Facilities          10.0%          20.0%             10.0%
  Size of the Facilities                        5.0%           5.0%              0.0%

ADJUSTED PRICE PER ROOM                        $58,900        $57,400           $74,300
                                               _______       ________           _______
Note:
(1)  A negative adjustment indicates that the comparable sale had a superior location, size &
     extent of facilities, condition or location than that of the subject.  As a result, the sale price must be adjusted downward to make the sale comparable with the subject property.  A positive adjustment indicates that the comparable sale was inferior to that of the subject and the price per room must be increased.


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The following paragraphs briefly present a rationale for the major adjustments made to the price per room of each identified comparable sale.


Holiday Inn (Strongsville, Ohio)

This property is located in Strongsville, Ohio, a suburb of Cleveland. This original purchase price of the hotel was $7,900,000. The hotel was purchased from International Hotel Investors Limited by Impac Hotel Group with the intention of renovating and upgrading the property to a Holiday Inn Select. This buyer indicated that approximately $3.5 million was spent on the property to renovate/upgrade the parking lot, public spaces, meeting space, and replace select case goods and soft goods in the guest rooms. We have adjusted the original sales price to $11,400,000 or $38,100 per room, to reflect this capital investment. Four additional adjustments were made to the sales price per room:

   - Transaction Market Conditions: the sales price per room was increased by 4.5 percent. This adjustment accounts for inflation and changes in the market for transaction s since October 1995.

   - Location and Strength of Local Market: the sales price per room was increased by 35 percent. The property is situated in a suburb of Cleveland. This market is price-sensitive than Aurora as exhibited by the low average rates achieved by the property.

   - Extent and Quality of the Facilities: the sales price per room was increased by ten percent, to account for the superior amenities at the subject property.

   - Size: the sales price per room was increased by five percent to account for the larger size of the comparable..

On the basis of this analysis, the adjusted price per room of the Holiday Inn Strongsville is estimated to be $58,900 per room.



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Hilton Inn - now Clarion Hotel (Worthington, OH)

This property is located in Worthington, Ohio. The original purchase price of the hotel was $5,070,000. The hotel was purchased from Orlando Hotel Association by Boulevard Motel Corporation c/o Clarion Hotel with the intention of renovating the property. Shortly after purchase, the hotel was converted to a Clarion Hotel. The buyer indicated that approximately $2 million was spent on the property to renovate. The renovation included a reduction of room count from 231 to 215 to increase business amenities, and a soft goods upgrade. On the basis of this, we adjusted the sales price to $7,070,000. Four additional adjustments were made to the sales price per room.

   - Transaction Market Conditions: the sales price per room was increased by 7.5 percent. This adjustment accounts for inflation and changes in the market for transaction since January 1995.

   - Location and Strength of Local Market: the sales price per room was increased by 45 percent. This property is located in a suburban area of Ohio and is not able to command as high an occupancy and daily rate as the subject, since it does not have the same proximity to tourism.

   - Extent and Quality of the Facilities: the sales price per room was increased by twenty percent. Even though it is full-service hotel, this property has fewer amenities than the subject.

   - Size: the sales price per room was increased by five percent to account for the comparable's much larger size.

On the basis of this analysis, the adjusted price per room of the Clarion Hotel Worthington is estimated to be $57,400 per room.


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Hampton Inn (Indianapolis, IN)

The Hampton Inn, which is located in the Castleton area with visibility from Interstate 69. It was purchased from U.S. Lodging of Indianapolis, L.P. at a sales price of $7,065,000. The buyer was Equity Inns Partnership, a real estate investment trust. At time of sale, the property was in good condition, with approximately $637,000 of renovations planned. We have adjusted the original sales price to $7,702,000 or $59,700 per room, to reflect additional capital cost intended for investment into the property. Four additional adjustments were made to the sales price per room:

   - Transaction Market Conditions: the sales price per room was increased by 4.5 percent. This adjustment accounts for inflation and changes in the market for transaction s since September 1995.

   - Location and Strength of Local Market: the sales price per room was increased by 25 percent. Even though the property is visible from the interstate, it is not able to command as high a daily rate as the subject.

   - Extent and Quality of the Facilities: the sales price per room was increased by fifteen percent. This is property is a limited-service facility and has fewer amenities in comparison to the subject hotel.


On the basis of this analysis, the adjusted price per room of the Hampton Inn Indianapolis is estimated to be $74,300 per room.

Information has been presented on several comparable hotel sales which are considered to be relatively similar to the Aurora Inn.
After adjustments, the comparable hotel sale transactions indicate a unit price range for the subject hotel from $57,400 to $74,300 per room.

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We have based our analysis on the range of sale prices of the
Holiday Inn, Clarion Hotel, and the Hampton Inn. On the basis of an analysis of these sales, we have estimated the market value of the fee simple interest in the subject property by this approach to be approximately $67,000 per room, or $4,620,000 (rounded) as of January 1, 1997.

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D.3  INCOME APPROACH

The income approach to value converts anticipated future benefits into an estimate of present value. In this respect, the process is very similar to pricing in other capital markets. The approach requires the careful estimation of future benefits -- income before debt service, residual values, etc. -- and application of investor yield or return requirements. The income approach brings together reasoned estimates of future revenues and expenses with the investor's yield requirements. These yield requirements, in turn, reflect varieties of risk, including property type, location, local market conditions, and so forth.

Yield and direct capitalization techniques are conventionally used to convert future benefits to value -- the discounted cash flow (DCF) technique and the overall capitalization rate (OAR) technique. The DCF technique entails (1) modeling the future performance of the subject, over a specific holding period, (2) estimating the future value (reversionary value) at the end of the holding period, and (3) converting the stream of periodic benefits and reversionary value, through a discounting process at investor yields, to a present value. The selection of an appropriate discount rate is essential to this process.

By comparison, direct capitalization using an overall rate (OAR) converts a single, "normalized" year's income or income before debt service into a value by dividing the appropriate capitalization rate into the normalized income. Subsequent adjustments are then made to take into consideration variations from normalized operations. In order to value the Aurora Inn, we have utilized only the discounted cash flow method for the income approach. The direct capitalization method has not been used because most investors do not use it as a tool to analyze value from income. In addition, it is difficult to reflect future increases in occupancy and room rate using direct capitalization. Finally, using a "normalized" or stabilized net operating income is highly speculative and can produce erroneous results.

The discussion on the following pages provides a summary of our projection of revenues, expenses, discount rates, capitalization rates, and many of the other assumptions which are incorporated in the income approach. The discussion of revenues and expenses begins with an examination of historical trends. Finally,

Aurora Inn                                                        Page 72
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estimates are made with regard to the appropriate projection of revenues, expenses, and capital items.

HISTORICAL FINANCIAL PERFORMANCE

The historical operating results for the subject hotel for the years ended 1994 and 1995 is presented on the following page. The next page presents the historical operating results for the subject hotel through year-to-date November 31, 1995 and 1996.


                            Recast of Historical Financial Statements
                                    Aurora Inn - Aurora, Ohio


                                       1994 Actual Income

                                                                             Per Occupied
                                       Amount       Ratio       Per Room       Room/Day
____________________________________________________________________________
Number of Days Open/Year                  365
Available Rooms (Daily)                    69
Available Rooms (Annually)             25,185
Occupancy Percentage                                 63.9%
Occupied Rooms                         16,096
Average Room Rate                                                                $75.40


REVENUES
Rooms                              $1,213,635        46.1%        $17,589        $75.40
Food & Beverage                     1,262,859        48.0%         18,302         78.46
Telephone                              22,332         0.8%            324          1.39
Swimming Pool(1)                      114,809         4.4%          1,664          7.13
Rentals and Other
  Income (Net)(2)                      16,841         0.6%            244          1.05
                                      _______     _______         _______       _______

  Total Revenues                   $2,630,476       100.0%        $38,123       $163.42


DEPARTMENTAL EXPENSES
Rooms                                $231,138        19.0%         $3,350        $14.36
Food & Beverage                       781,457        61.9%         11,325         48.55
Telephone                              34,702       155.4%            503          2.16
Swimming Pool                          51,146        44.5%            741          3.18
                                      _______     _______         _______       _______

  Total Departmental
     Expenses                      $1,098,443        41.8%        $15,919        $68.24


TOTAL DEPARTMENTAL INCOME          $1,532,033        58.2%        $22,203        $95.18


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $278,876        10.6%         $4,042        $17.33
Sales and Marketing                   207,441         7.9%          3,006         12.89
Management Fees                       105,219         4.0%          1,525          6.54
Energy                                179,184         6.8%          2,597         11.13
Property Operations &
  Maintenance                         113,814         4.3%          1,649          7.07
                                      _______     _______         _______       _______

  Total Undistributed
     Operating                       $884,534       33.6%         $12,819        $54.95


INCOME BEFORE FIXED CHARGES          $647,499       24.6%           9,384         40.23


FIXED CHARGES
Property Taxes                        $28,800        1.1%            $417         $1.79
Personal Property Taxes                 5,343        0.2%              77          0.33
Insurance on Building &
  Contents                              4,906        0.2%              71          0.30
                                      _______     _______         _______       _______

  Total Fixed Charges                 $39,049        1.5%            $566         $2.43


INCOME BEFORE RESERVE                $608,450       23.1%          $8,818        $37.80
                                      _______     _______         _______       _______


Notes:
The above operating statements have been summarized into the uniform system of accounts.
These statements have not been audited by Arthur Andersen.
(1)  Includes Membership and Guest fees to the swimming pool club.  This department also includes rental fees paid for the use of the pool.
(2)  Includes vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income.


                            Recast of Historical Financial Statements
                                    Aurora Inn - Aurora, Ohio


                                       1995 Actual Income

                                                                             Per Occupied
                                       Amount       Ratio       Per Room       Room/Day
____________________________________________________________________________

Number of Days Open/Year                  365
Available Rooms (Daily)                    69
Available Rooms (Annually)             25,185
Occupancy Percentage                                 66.6%
Occupied Rooms                         16,776
Average Room Rate                                                  $85.82


REVENUES
Rooms                              $1,439,652        51.3%        $20,865        $85.82
Food & Beverage                     1,200,785        42.8%         17,403         71.58
Telephone                              27,925         1.0%            405          1.66
Swimming Pool(1)                      124,966         4.4%          1,811          7.45
Rentals and Other
  Income (Net)(2)                      15,284         0.5%            222          0.91
                                      _______     _______         _______       _______

  Total Revenues                   $2,808,612       100.0%        $40,705       $167.42


DEPARTMENTAL EXPENSES
Rooms                                $256,326        17.8%         $3,715        $15.28
Food & Beverage                       815,679        67.9%         11,821         48.62
Telephone                              41,454       148.4%            601          2.47
Swimming Pool                          58,601        46.9%            849          3.49
                                      _______     _______         _______       _______

  Total Departmental
     Expenses                      $1,172,060        41.7%        $16,986        $69.87


TOTAL DEPARTMENTAL INCOME          $1,636,552        58.3%        $23,718        $97.55


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $343,891        12.2%         $4,984        $20.50
Sales and Marketing                   237,738         8.5%          3,445         14.17
Management Fees                       112,339         4.0%          1,628          6.70
Energy                                175,942         6.3%          2,550         10.49
Property Operations &
  Maintenance                         125,818         4.5%          1,823          7.50
                                      _______     _______         _______       _______

  Total Undistributed
     Operating                       $995,728       35.5%         $14,431        $59.35


INCOME BEFORE FIXED CHARGES          $640,824       22.8%           9,287         38.20


FIXED CHARGES
Property Taxes                        $30,000        1.1%            $435         $1.79
Personal Property Taxes                 5,007        0.2%              73          0.30
Insurance on Building &
  Contents                              5,846        0.2%              85          0.35
                                      _______     _______         _______       _______

  Total Fixed Charges                 $40,853        1.5%            $592         $2.44


INCOME BEFORE RESERVE                $599,971       21.4%          $8,695        $35.76
                                      _______     _______         _______       _______


Notes:
The above operating statements have been summarized into the uniform system of accounts.
These statements have not been audited by Arthur Andersen.
(1)  Includes Membership and Guest fees to the swimming pool club.  This department also includes rental fees paid for the use of the pool.
(2)  Includes vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income.


                            Recast of Historical Financial Statements
                                    Aurora Inn - Aurora, Ohio


                           Trailing 12 Months As of November 30, 1996

                                                                             Per Occupied
                                       Amount       Ratio       Per Room       Room/Day
____________________________________________________________________________

Number of Days Open/Year                  365
Available Rooms (Daily)                    69
Available Rooms (Annually)             25,185
Occupancy Percentage                                 67.9%
Occupied Rooms                         17,102
Average Room Rate                                                                $88.09


REVENUES
Rooms                              $1,506,595        51.7%        $21,835        $88.09
Food & Beverage                     1,190,381        40.9%         17,252         69.60
Telephone                              48,835         1.7%            708          2.86
Swimming Pool(1)                      135,268         4.6%          1,960          7.91
Rentals and Other
  Income (Net)(2)                      30,776         1.1%            446          1.80
                                      _______     _______         _______       _______

  Total Revenues                   $2,911,855       100.0%        $42,201       $170.26


DEPARTMENTAL EXPENSES
Rooms                                $269,262        17.9%         $3,902        $15.74
Food & Beverage                       813,578        68.3%         11,791         47.57
Telephone                              35,746        73.2%            518          2.09
Swimming Pool                          58,046        42.9%            841          3.39
                                      _______     _______         _______       _______

  Total Departmental
     Expenses                      $1,176,632        40.4%        $17,053        $68.80


TOTAL DEPARTMENTAL INCOME          $1,735,223        59.6%        $25,148       $101.46


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $320,742        11.0%         $4,648        $18.75
Sales and Marketing                   226,013         7.8%          3,276         13.22
Management Fees                       116,474         4.0%          1,688          6.81
Energy                                173,081         5.9%          2,508         10.12
Property Operations &
  Maintenance                         130,510         4.5%          1,891          7.63
                                      _______     _______         _______       _______

  Total Undistributed
     Operating                       $966,820       33.2%         $14,012        $56.53


INCOME BEFORE FIXED CHARGES          $768,403       26.4%          11,136         44.93


FIXED CHARGES
Property Taxes                        $31,819        1.1%            $461         $1.86
Personal Property Taxes                 5,007        0.2%              73          0.29
Insurance on Building &
  Contents                              5,789        0.2%              84          0.34
                                      _______     _______         _______       _______

  Total Fixed Charges                 $42,615        1.5%            $618         $2.49


INCOME BEFORE RESERVE                $725,788       24.9%         $10,519        $42.44
                                      _______     _______         _______       _______


Notes:
The above operating statements have been summarized into the uniform system of accounts.
These statements have not been audited by Arthur Andersen.
(1)  Includes Membership and Guest fees to the swimming pool club.  This department also includes rental fees paid for the use of the pool.
(2)  Includes vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income.



                            Recast of Historical Financial Statements
                                    Aurora Inn - Aurora, Ohio


                                 1997 Reforcast as of Sept. 1996

                                                                             Per Occupied
                                       Amount       Ratio       Per Room       Room/Day
____________________________________________________________________________

Number of Days Open/Year                  365
Available Rooms (Daily)                    69
Available Rooms (Annually)             25,185
Occupancy Percentage                                 68.2%
Occupied Rooms                         17,176
Average Room Rate                                                                $87.24


REVENUES
Rooms                              $1,498,500        51.6%        $21,717        $87.24
Food & Beverage                     1,197,100        41.2%         17,349         69.70
Telephone                              48,900         1.7%            709          2.85
Swimming Pool(1)                      132,100         4.5%          1,914          7.69
Rentals and Other
  Income (Net)(2)                      28,300         1.0%            410          1.65
                                      _______     _______         _______       _______

  Total Revenues                   $2,904,900       100.0%        $42,100       $169.12


DEPARTMENTAL EXPENSES
Rooms                                $264,800        17.7%         $3,838        $15.42
Food & Beverage                       804,600        67.2%         11,661         46.84
Telephone                              34,800        71.2%            504          2.03
Swimming Pool                          57,700        43.7%            836          3.36
                                      _______     _______         _______       _______

  Total Departmental
     Expenses                      $1,161,900        40.0%        $16,839        $67.65


TOTAL DEPARTMENTAL INCOME          $1,743,000        60.0%        $25,261       $101.48


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $322,700        11.1%         $4,677        $18.79
Sales and Marketing                   216,100         7.4%          3,132         12.58
Management Fees                       116,200         4.0%          1,684          6.77
Energy                                177,200         6.1%          2,568         10.32
Property Operations &
  Maintenance                         133,700         4.6%          1,938          7.78
                                      _______     _______         _______       _______

  Total Undistributed
     Operating                       $965,900       33.3%         $13,999        $56.23


INCOME BEFORE FIXED CHARGES          $777,100       26.8%          11,262         45.24


                                               n/a


Notes:
The above operating statements have been summarized into the uniform system of accounts.
These statements have not been audited by Arthur Andersen.
(1)  Includes Membership and Guest fees to the swimming pool club.  This department also includes rental fees paid for the use of the pool.
(2)  Includes vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income.

Aurora Inn                                                        Page 75
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ESTIMATED OPERATING RESULTS

Estimates of income and expenses, in current dollars, have been prepared for the subject hotel from January 1, 1997 through December 31, 2007. Our financial projections are based upon an analysis of the historical operating results of the subject and on the performance of comparable hotels. A representative year of operation, expressed in 1996 dollars, is first established and then adjusted to account for inflation and the varying levels of occupancy for each year in the projection period. The representative level of occupancy at the hotel is estimated to be 69 percent. The following paragraphs describe the assumptions and basis of our estimates.


Inflation Assumption

In order to estimate future inflation of revenues and expenses at the subject hotel, we have reviewed the historical inflation of the consumer price index - urban markets (CPI-U).

---------------------- ---------------------
        Year                  CPI-U
        ----                  -----
        1988                   4.4%
        1989                   4.6%
        1990                   6.1%
        1991                   3.1%
        1992                   2.9%
        1993                   2.7%
        1994                   2.7%
        1995                   2.5%
---------------------- ---------------------

On the basis of historical inflation rates and on our estimates of future inflation, we have assumed an inflation assumption of three percent, compounded annually, from a base year of 1996.

Revenue

         Room Revenue is based upon the estimates of average annual occupancy and room rates as described previously in this report.

Aurora Inn                                                        Page 76
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         Food and Beverage Revenue is derived from estimated
         sales food and all alcoholic beverages in the restaurants, cafes, lounges, room service and banquet facilities. Food revenue also includes any miscellaneous revenue such as public room rental and corkage fees. Our estimate is based upon an analysis of actual operations of comparable hotels and on historical food and beverage sales.

         On the basis of the analysis of the historical operating results and the results of comparable hotels, we assume that the subject hotel will achieve food and beverage revenue of $70.00 per occupied room day, in 1996 dollars at a stabilized occupancy of 69 percent. Food revenue is estimated to be 70 percent variable with occupancy and is adjusted to account for inflation and occupancy levels throughout the projection period.

         Telephone Revenue includes the revenue derived from long distance and local telephone calls, as well as any per call charges applied to credit card or other calls. Revenue in this category is estimated to equal $2.75 per occupied room day, in 1996 dollars at a stabilized occupancy of 69 percent. Telephone revenue is estimated to be 100 percent variable with occupancy and is adjusted to account for inflation and varying occupancy levels throughout the projection period.

         Swimming Pool Revenue includes all revenue associated with the rental fees paid for the use of the pool, including membership and guest fees to the swimming pool club. We estimate that revenue in this category will equal $7.80 per occupied room day, at a stabilized occupancy of 69 percent, in constant 1996 dollars. Swimming Pool revenue is estimated to be 10 percent variable with occupancy and is adjusted to account for inflation and varying occupancy levels throughout the projection period.

         Rental and Other Income, Net includes all miscellaneous income (net of expenses) including interest income, concierge commissions, photo commission, and other miscellaneous items. This category also includes rental income from vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income. On the basis of our analysis of historical leases and miscellaneous revenue, we estimate that rental and other

Aurora Inn                                                        Page 77
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         income, net of expenses, will be $1.10 per occupied room
         day at a stabilized level of occupancy in constant 1996
         dollars. Revenue in this category is assumed to be 65 percent variable with occupancy and is adjusted to account for inflation and varying occupancy levels throughout the projection period.

Departmental Expenses

         Rooms Departmental Expense includes salaries and wages for the front desk, house- keeping, reservations, bell staff and laundry, plus fringe benefits. Other operating expenses in the rooms department include linen, cleaning supplies, recreation and health club, guest supplies, uniforms, reservation expenses, security, equipment leases and travel agent commissions.

         Rooms department expense is estimated based upon the historical rooms departmental expenditures at the subject hotel, comparisons to other similar properties, and our estimates of occupancy and average rate over the estimation period. We estimate that rooms departmental expenditures will equal 22 percent of departmental sales, in a representative year at 69 percent occupancy. Expenses are estimated to be 45 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

         Food and Beverage Expense includes the cost of goods sold (food and beverages), labor and related benefits, and other operating expenses. Labor costs include departmental management, cooks and kitchen personnel, service staff, banquet staff, and bartenders. Other operating expenses include china, glass, silver, linens, restaurant and kitchen supplies, menus and printing, and special promotions. Labor costs are analyzed on a fixed versus variable basis, as are other operating costs. The cost of goods sold was considered completely variable as a ratio to sales.

         Food and beverage expense is estimated to be 70 percent of combined food and beverage revenue in a representative year at 69 percent occupancy. Food and beverage expenditures are estimated to be 45 percent variable with occupancy and are adjusted to account for

Aurora Inn                                                        Page 78
-------------------------------------------------------------------------



         inflation and occupancy levels throughout the projection period.

         Telephone Expenses are estimated based upon an analysis of historical operating results at the subject hotel and an analysis of the expenses of comparable hotels. We estimate that telephone expenditures will equal approximately 70 percent of departmental revenue in a representative year. Telephone expenses are estimated to be 50 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.

         Swimming Pool includes all expenses associated with the operation of the swimming pool. We assume that departmental expenditures in this category would continue to equal approximately 45 percent of revenue in a stabilized year of operations. Expenses are assumed to be 20 percent variable with occupancy and are adjusted to account for inflation and occupancy levels throughout the projection period.


Undistributed Operating Expenses

         Administrative and General Expense includes payroll and related expenses for the general manager, personnel and training, clerical staff, controller and accounting staff. Other administrative and general (A&G) expenses include office supplies, computer services, accounting and legal fees, travel expenses and liability insurance. We reflected this expense under fixed costs. Credit card commissions were classified as an A&G expense, and are directly variable with sales.

         A&G expenses are estimated based upon actual operating results of comparable hotels and historical expenses recorded by the hotel. We estimate that A&G expenses will equal approximately 11.5 percent of total sales or $4,945 per available room at a stabilized occupancy of 69 percent, in constant 1996 dollars. Expenses are

Aurora Inn                                                        Page 79
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         estimated to be 90 percent fixed and are adjusted to
         account for inflation and occupancy levels throughout the projection period.

         Marketing Expense includes payroll and related expenses for the sales and marketing staff, direct sales expenses, advertising and promotion and travel expense for the sales staff. Marketing expenses are estimated based upon actual operating results of comparable hotels and historical expenses recorded by the hotel. We estimate that marketing expenditures will equal approximately 7.5 percent of total sales or $3,225 per available room at a stabilized occupancy of 69 percent, in 1996 dollars. Expenses are estimated to be 90 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

         Management Fee Expense has been estimated to be four percent of gross revenue based on the management contract and industry standards.

         Energy Costs includes the expenditure for electricity, fuel, water, waste removal and related operating supplies. On the basis of historical energy costs at the hotel and the actual energy expenses recorded by comparable hotels, we assume that the energy expense will equal $2,550 per room in a representative year in constant 1996 dollars. Energy expenditures are estimated to be 90 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

         Property Operations and Maintenance Expense includes payroll and related expenses, as well as other expenses necessary for painting, decorating, and repairs of the building, grounds and equipment. This expense is estimated based upon historical property operations and maintenance expenses at the subject hotel and actual expenses at comparable hotels. On the basis of historical maintenance costs at the hotel and on expenses reported by comparable hotels, we estimate that the this expense will equal $2,000 per room in a representative year in constant 1996 dollars. These expenditures are estimated to be 90 percent fixed and are adjusted to account for inflation and occupancy levels throughout the projection period.

Aurora Inn                                                        Page 80
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Fixed Charges

         Property Taxes are estimated based upon the current property tax assessment and tax bill for 1994 and 1995. A more detailed analysis of historical and current property taxes is presented earlier in this report.

         Insurance on building and contents against damage was estimated based upon the historical expenses incurred at the subject hotel. We estimate that insurance costs will equal $90 per available room in constant 1996 dollars. Expenses are adjusted to account for inflation throughout the projection period.

         Reserve for Replacement provides a fund for the replacement of furniture, fixtures and equipment. We assume that the reserve for replacement will equal four percent of total revenue throughout the projection period, consistent with industry practice.


Income Before Debt Service

Estimated operating results for the subject property to the level of profit before debt service, income taxes, depreciation and other capital costs, are presented on the following pages.


                                           Aurora Inn

                                     Statement of Estimated
                                       Income and Expenses

                                              1997
                                                                             Per Occupied
                                       Amount       Ratio       Per Room       Room/Day
____________________________________________________________________________
Number of Days Open/Year                  365
Available Rooms (Daily)                    69
Available Rooms (Annually)             25,185
Occupancy Percentage                                   70%
Occupied Rooms                         17,700
Average Room Rate                                                  $92.50


REVENUES
Rooms                              $1,637,300        52.5%        $23,729        $92.50
Food & Beverage                     1,269,700        40.7%         18,401         71.73
Telephone                              50,100         1.6%            726          2.83
Swimming Pool(1)                      140,000         1.5%          2,029          7.91
Rentals and Other
  Income (Net)(2)                      19,900         0.6%            288          1.12
                                      _______     _______         _______       _______

  Total Revenues                   $3,117,000       100.0%        $45,174       $176.10


DEPARTMENTAL EXPENSES
Rooms                                $353,000        21.6%         $5,116        $19.94
Food & Beverage                       919,800        69.7%         13,330         51.97
Telephone                              34,800        21.9%            504          1.97
Swimming Pool                          63,100        45.1%            914          3.56
                                      _______     _______         _______       _______

  Total Departmental
     Expenses                      $1,370,700        44.0%        $19,865        $77.44


TOTAL DEPARTMENT INCOME            $1,746,300        56.0%        $25,309        $98.66


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $311,700        10.0%         $4,517        $17.61
Sales and Marketing                   249,400         8.0%          3,614         14.09
Management Fees                       124,700         4.0%          1,807          7.05
Energy                                181,500         5.8%          2,631         10.25
Property Operations &
  Maintenance                         142,400         4.6%          2,064          8.05
                                      _______     _______         _______       _______

  Total Undistributed
     Operating Expenses            $1,009,700       32.4%         $14,633        $57.05


INCOME BEFORE FIXED CHARGES          $736,600       23.6%         $10,675        $41.62


FIXED CHARGES
Property Taxes                        $33,000        1.1%            $479         $1.86
Personal Property Taxes                 5,500        0.2%              79          0.31
Insurance on Building &
  Contents                              6,400        0.2%              93          0.36
                                      _______     _______         _______       _______

  Total Fixed Charges                 $44,900        1.4%            $651         $2.54


INCOME BEFORE RESERVES               $691,700       22.2%         $10,025        $39.08


Reserve for Replacement of FF&E      $124,700        4.0%          $1,807         $7.05
Capital Expenditures                  300,000        9.6%           4,348         16.95
                                      _______     _______         _______       _______

  Total Reserves and Capital Exp.    $424,700       13.6%          $6,155        $23.99


INCOME BEFORE DEBT SERVICE           $267,000        8.6%          $3,870        $15.08

Notes:
(1)  Includes Membership and Guest fees to the swimming pool club.  This department also includes rental fees paid for the use of the pool.
(2)  Includes vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income.


                                           Aurora Inn

                                     Statement of Estimated
                                       Income and Expenses

                                              1998
                                                                             Per Occupied
                                       Amount       Ratio       Per Room       Room/Day
____________________________________________________________________________

Number of Days Open/Year                  365
Available Rooms (Daily)                    69
Available Rooms (Annually)             25,185
Occupancy Percentage                                   67%
Occupied Rooms                         16,800
Average Room Rate                                                  $96.00


REVENUES
Rooms                              $1,612,800        52.3%        $23,374        $96.00
Food & Beverage                     1,261,000        40.9%         18,275         75.06
Telephone                              49,000         1.6%            710          2.92
Swimming Pool(1)                      143,500         4.6%          2,080          8.54
Rentals and Other
  Income (Net)(2)                      19,800         0.6%            287          1.18
                                      _______     _______         _______       _______

  Total Revenues                   $3,086,100       100.0%        $14,726       $183.70


DEPARTMENTAL EXPENSES
Rooms                                $355,200        22.0%         $5,118        $21.14
Food & Beverage                       925,500        70.6%         13,413         55.09
Telephone                              34,900        24.3%            506          2.08
Swimming Pool                          64,300        44.8%            932          3.83
                                      _______     _______         _______       _______

  Total Departmental
     Expenses                      $1,379,900        44.?%        $19,999        $82.14


TOTAL DEPARTMENT INCOME            $1,706,200        55.3%        $24,728       $101.56


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $308,600        10.0%         $4,472        $18.37
Sales and Marketing                   246,900         8.0%          3,578         14.70
Management Fees                       123,400         4.0%          1,788          7.35
Energy                                186,000         6.0%          2,696         11.07
Property Operations &
  Maintenance                         145,900         4.7%          2,114          8.68
                                      _______     _______         _______       _______

  Total Undistributed
     Operating Expenses            $1,010,800       32.8%         $14,649        $60.17


INCOME BEFORE FIXED CHARGES          $695,400       22.5%         $10,078        $41.39


FIXED CHARGES
Property Taxes                        $34,000        1.1%            $493         $2.02
Personal Property Taxes                 5,600        0.2%              82          0.33
Insurance on Building &
  Contents                              6,600        0.2%              95          0.39
                                      _______     _______         _______       _______

  Total Fixed Charges                 $46,200        1.5%            $670         $2.75


INCOME BEFORE RESERVES               $649,200       21.0%          $9,409        $38.64


Reserve for Replacement of FF&E      $123,400        4.0%          $1,788         $7.35
Capital Expenditures                        0        0.0%               0          0.00
                                      _______     _______         _______       _______

  Total Reserves and Capital Exp.    $123,400        4.0%          $1,788         $7.35


INCOME BEFORE DEBT SERVICE           $525,800       17.0%          $7,620        $31.30

Notes:
(1)  Includes Membership and Guest fees to the swimming pool club.  This department also includes rental fees paid for the use of the pool.
(2)  Includes vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income.


                                           Aurora Inn

                                     Statement of Estimated
                                       Income and Expenses

                                              1999
                                                                             Per Occupied
                                       Amount       Ratio       Per Room       Room/Day
____________________________________________________________________________

Number of Days Open/Year                  365
Available Rooms (Daily)                    69
Available Rooms (Annually)             25,185
Occupancy Percentage                                69%
Occupied Rooms                         17,300
Average Room Rate                                                                $98.00


REVENUES
Rooms                              $1,695,400        52.3%        $24.571         98.00
Food & Beverage                     1,325,600        40.9%         19,212         76.62
Telephone                              52,000         1.6%            754          3.01
Swimming Pool(1)                      148,200         4.6%          2,148          8.57
Rentals and Other
  Income (Net)(2)                      20,800         0.6%            301          1.20
                                      _______     _______         _______       _______

  Total Revenues                   $3,242,000       100.0%        $46,986       $187.40


DEPARTMENTAL EXPENSES
Rooms                                $370,700        21.9%         $5,372        $21.43
Food & Beverage                       965,800        70.1%         13,997         55.83
Telephone                              36,500        24.6%            529          2.11
Swimming Pool                          66,700        45.0%            967          3.86
                                      _______     _______         _______       _______

  Total Departmental
     Expenses                      $1,439,700        44.4%        $20,865        $83.22


TOTAL DEPARTMENT INCOME            $1,802,300        55.6%        $26,120       $104.18


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $324,200        10.0%         $4,699        $18.74
Sales and Marketing                   259,400         8.0%          3,759         14.99
Management Fees                       129,700         4.0%          1,880          7.50
Energy                                192,200         5.9%          2,785         11.11
Property Operations &
  Maintenance                         150,700         4.6%          2,184          8.71
                                      _______     _______         _______       _______

  Total Undistributed
     Operating Expenses            $1,056,200       32.6%         $15,307        $61.05


INCOME BEFORE FIXED CHARGES          $746,100       23.0%         $10,813        $43.13


FIXED CHARGES
Property Taxes                        $35,100        1.1%            $508         $2.03
Personal Property Taxes                 5,800        0.2%              84          0.34
Insurance on Building &
  Contents                              6,800        0.2%              98          0.39
                                      _______     _______         _______       _______

  Total Fixed Charges                 $47,700        1.5%            $691         $2.76


INCOME BEFORE RESERVES               $698,400       21.5%         $10,122        $40.37


Reserve for Replacement of FF&E      $129,700        4.0%          $1,880         $7.50
Capital Expenditures                        0        0.0%               0          0.00
                                      _______     _______         _______       _______

  Total Reserves and Capital Exp.    $129,700        4.0%          $1,880         $7.50


INCOME BEFORE DEBT SERVICE           $568,700       17.5%          $8,242        $32.87

Notes:
(1)  Includes Membership and Guest fees to the swimming pool club.  This department also includes rental fees paid for the use of the pool.
(2)  Includes vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income.


                                           Aurora Inn

                                     Statement of Estimated
                                       Income and Expenses

                                              2000
                                                                             Per Occupied
                                       Amount       Ratio       Per Room       Room/Day
____________________________________________________________________________

Number of Days Open/Year                  365
Available Rooms (Daily)                    69
Available Rooms (Annually)             25,185
Occupancy Percentage                                69%
Occupied Rooms                         17,400
Average Room Rate                                                               $100.00


REVENUES
Rooms                              $1,740,000        52.1%        $25,217       $100.00
Food & Beverage                     1,370,900        41.1%         19,868         78.79
Telephone                              53,900         1.6%            781          3.10
Swimming Pool(1)                      152,700         4.6%          2,213          8.78
Rentals and Other
  Income (Net)(2)                      21,500         0.6%            312          1.24
                                      _______     _______         _______       _______

  Total Revenues                   $3,339,000       100.0%        $48,391       $191.90


DEPARTMENTAL EXPENSES
Rooms                                $382,800        22.0%         $5,548        $22.00
Food & Beverage                       997,300        70.0%         14,454         57.32
Telephone                              37,700        24.7%            546          2.17
Swimming Pool                          68,300        45.0%            996          3.95
                                      _______     _______         _______       _______

  Total Departmental
     Expenses                      $1,486,500        11.5%        $21,543        $85.43


TOTAL DEPARTMENT INCOME            $1,852,500        55.5%        $26,848       $106.47


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $333,900        10.0%         $4,839        $19.19
Sales and Marketing                   267,100         8.0%          3,871         15.35
Management Fees                       133,600         4.0%          1,936          7.68
Energy                                198,000         5.9%          2,870         11.38
Property Operations &
  Maintenance                         155,300         4.7%          2,251          8.93
                                      _______     _______         _______       _______

  Total Undistributed
     Operating Expenses            $1,087,900       32.6%         $15,767        $62.52


INCOME BEFORE FIXED CHARGES          $764,600       22.9%         $11,081        $43.94


FIXED CHARGES
Property Taxes                        $36,100        1.1%            $523         $2.07
Personal Property Taxes                 6,000        0.2%              87          0.34
Insurance on Building &
  Contents                              7,000        0.2%             101          0.40
                                      _______     _______         _______       _______

  Total Fixed Charges                 $49,100        1.5%            $712         $2.82


INCOME BEFORE RESERVES               $715,500       21.4%         $10,370        $41.12


Reserve for Replacement of FF&E      $133,600        4.0%          $1,936         $7.68
Capital Expenditures                        0        0.0%               0          0.00
                                      _______     _______         _______       _______

  Total Reserves and Capital Exp.    $133,600        4.0%          $1,936         $7.68


INCOME BEFORE DEBT SERVICE           $581,900       17.4%          $8,433        $33.44

Notes:
(1)  Includes Membership and Guest fees to the swimming pool club.  This department also includes rental fees paid for the use of the pool.
(2)  Includes vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income.


                                           Aurora Inn

                                     Statement of Estimated
                                       Income and Expenses

                                              2001
                                                                             Per Occupied
                                       Amount       Ratio       Per Room       Room/Day
____________________________________________________________________________

Number of Days Open/Year                  365
Available Rooms (Daily)                    69
Available Rooms (Annually)             25,185
Occupancy Percentage                                69%
Occupied Rooms                         17,400
Average Room Rate                                                               $103.00


REVENUES
Rooms                              $1,792,200        52.1%        $25,974       $103.00
Food & Beverage                     1,412,000        41.1%         20,464         81.15
Telephone                              55,500         1.6%            804          3.19
Swimming Pool(1)                      157,300         4.6%          2,280          9.04
Rentals and Other
  Income (Net)                         22,100         0.6%            320          1.27
                                      _______     _______         _______       _______

  Total Revenues                   $3,439,100      100.0%         $49,842       $197.65


DEPARTMENTAL EXPENSES
Rooms                                $394,300       22.0%          $5,744        $22.66
Food & Beverage                     1,027,200       70.0%          14,887         59.03
Telephone                              38,800       24.7%             562          2.23
Swimming Pool                          70,800       45.0%           1,026          4.07
                                      _______     _______         _______       _______

  Total Departmental
     Expenses                      $1,531,100        44.5%        $22,190        $87.99


TOTAL DEPARTMENT INCOME            $1,908,000        55.5%        $27,652       $109.66


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General              343,900        10.0%         $4,984        $19.76
Sales and Marketing                   257,900         7.5%          3,738         14.82
Management Fees                       137,600         4.0%          1,994          7.91
Energy                                204,000         5.9%          2,956         11.72
Property Operations &
  Maintenance                         160,000         4.7%          2,319          9.20
                                      _______     _______         _______       _______

  Total Undistributed
     Operating Expenses            $1,103,400       32.1%         $15,991        $63.41


INCOME BEFORE FIXED CHARGES          $804,600       23.4%         $11,661        $46.24


FIXED CHARGES
Property Taxes                        $37,200        1.1%            $839         $2.14
Personal Property Taxes                 6,200        0.2%              89          0.36
Insurance on Building &
  Contents                              7,200        0.2%             104          0.41
                                      _______     _______         _______       _______

  Total Fixed Charges                 $50,600        1.5%            $733         $2.91


INCOME BEFORE RESERVES               $754,000       21.9%         $10,928        $43.33


Reserve for Replacement of FF&E      $137,600        4.0%          $1,994         $7.91
Capital Expenditures                        0        0.0%               0          0.00
                                      _______     _______         _______       _______

  Total Reserves and Capital Exp.    $137,600        4.0%          $1,994         $7.91


INCOME BEFORE DEBT SERVICE           $616,400       17.9%          $8,933        $35.43

Notes:
(1)  Includes Membership and Guest fees to the swimming pool club.  This department also includes rental fees paid for the use of the pool.
(2)  Includes vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income.


                                           Aurora Inn

                                     Statement of Estimated
                                       Income and Expenses

                                              2002
                                                                             Per Occupied
                                       Amount       Ratio       Per Room       Room/Day
____________________________________________________________________________

Number of Days Open/Year                  365
Available Rooms (Daily)                    69
Available Rooms (Annually)             25,185
Occupancy Percentage                                69%
Occupied Rooms                         17,400
Average Room Rate                                                               $106.00


REVENUES
Rooms                              $1,844,400        52.1%        $26,730       $106.00
Food & Beverage                     1,454,400        41.1%         21,078         83.59
Telephone                              57,200         1.6%            829          3.29
Swimming Pool(1)                      162,000         4.6%          2,348          9.31
Rentals and Other
  Income (Net)(2)                      22,800         0.6%            330          1.31
                                      _______     _______         _______       _______

  Total Revenues                   $3,540,800       100.0%        $51,316       $203.49


DEPARTMENTAL EXPENSES
Rooms                                $406,100        22.0%         $5,886        $23.34
Food & Beverage                     1,058,000        70.0%         15,333         60.80
Telephone                              40,000        24.7%            580          2.30
Swimming Pool                          72,900        45.0%          1,057          4.19
                                      _______     _______         _______       _______

  Total Departmental
     Expenses                      $1,577,000        44.5%        $22,855        $90.63


TOTAL DEPARTMENT INCOME             1,963,800        55.5%        $28,461       $112.86


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $354,200        10.0%         $5,133        $20.36
Sales and Marketing                   265,600         7.5%          3,849         15.26
Management Fees                       141,600         4.0%          2,052          8.14
Energy                                210,100         5.9%          3,045         12.07
Property Operations &
  Maintenance                         164,800         4.7%          2,388          9.47
                                      _______     _______         _______       _______

  Total Undistributed
     Operating Expenses            $1,136,300       32.1%         $16,468        $65.30


INCOME BEFORE FIXED CHARGES          $827,500       23.4%         $11,993        $17.56


FIXED CHARGES
Property Taxes                        $38,300        1.1%            $555         $2.20
Personal Property Taxes                 6,300        0.2%              92          0.36
Insurance on Building &
  Contents                              7,400        0.2%             107          0.43
                                      _______     _______         _______       _______

  Total Fixed Charges                 $52,000        1.5%            $754         $2.99


INCOME BEFORE RESERVES               $775,500       21.9%         $11,239        $44.57


Reserve for Replacement of FF&E      $141,600        4.0%          $2,052         $8.14
Capital Expenditures                        0        0.0%               0          0.00
                                      _______     _______         _______       _______

  Total Reserves and Capital Exp.    $141,600        4.0%          $2,052         $8.14


INCOME BEFORE DEBT SERVICE           $633,900       17.9%          $9,187        $36.43

Notes:
(1)  Includes Membership and Guest fees to the swimming pool club.  This department also includes rental fees paid for the use of the pool.
(2)  Includes vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income.


                                           Aurora Inn

                                     Statement of Estimated
                                       Income and Expenses

                                              2003
                                                                             Per Occupied
                                       Amount       Ratio       Per Room       Room/Day
____________________________________________________________________________

Number of Days Open/Year                  365
Available Rooms (Daily)                    69
Available Rooms (Annually)             25,185
Occupancy Percentage                                69%
Occupied Rooms                         17,400
Average Room Rate                                                               $109.50


REVENUES
Rooms                              $1,905,300        52.2%        $27,613       $109.50
Food & Beverage                     1,198,000        41.0%         21,710         86.09
Telephone                              58,900         1.6%            854          3.39
Swimming Pool(1)                      166,900         4.6%          2,419          9.59
Rentals and Other
  Income (Net)(2)                      23,500         0.6%            341          1.35
                                      _______     _______         _______       _______

  Total Revenues                   $1,652,600       100.0%        $52,936       $209.92


DEPARTMENTAL EXPENSES
Rooms                                $418,300        22.0%         $6,062        $24.04
Food & Beverage                     1,089.700        70.0%         15,793         62.63
Telephone                              41,200        24.7%            597          2.37
Swimming Pool                          75,100        45.0%          1,088          4.32
                                      _______     _______         _______       _______

  Total Departmental
     Expenses                      $1,624,400        44.5%        $23,541        $93.35


TOTAL DEPARTMENT INCOME            $2,028,400        55.5%        $29,396       $116.57


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $364,800        10.0%         $5,287        $20.97
Sales and Marketing                   273,600         7.5%          3,965         15.72
Management Fees                       146,100         4.0%          2,117          8.40
Energy                                216,400         5.9%          3,136         12.44
Property Operations &
  Maintenance                         169,700         4.6%          2,460          9.75
                                      _______     _______         _______       _______

  Total Undistributed
     Operating Expenses            $1,170,600       32.0%         $16,965        $67.28


INCOME BEFORE FIXED CHARGES          $857,700       23.5%         $12,430        $49.29


FIXED CHARGES
Property Taxes                        $39,500        1.1%            $572         $2.27
Personal Property Taxes                 6,500        0.2%              95          0.37
Insurance on Building &
  Contents                              7,600        0.2%             111          0.44
                                      _______     _______         _______       _______

  Total Fixed Charges                 $53,600        1.5%            $777         $3.08


INCOME BEFORE RESERVES               $804,100       22.0%         $11,654        $46.21


Reserve for Replacement of FF&E      $146,100        4.0%          $2,117         $8.40
Capital Expenditures                        0        0.0%               0          0.00
                                      _______     _______         _______       _______

  Total Reserves and Capital Exp.    $146,100        4.0%          $2,117         $8.40


INCOME BEFORE DEBT SERVICE           $658,000       18.0%          $9,536        $37.82

Notes:
(1)  Includes Membership and Guest fees to the swimming pool club.  This department also includes rental fees paid for the use of the pool.
(2)  Includes vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income.


                                           Aurora Inn

                                     Statement of Estimated
                                       Income and Expenses

                                              2004
                                                                             Per Occupied
                                       Amount       Ratio       Per Room       Room/Day
____________________________________________________________________________

Number of Days Open/Year                  365
Available Rooms (Daily)                    69
Available Rooms (Annually)             25,185
Occupancy Percentage                                69%
Occupied Rooms                         17,400
Average Room Rate                                                               $112.50


REVENUES
Rooms                              $1,957,500        52.1%        $28,370       $112.50
Food & Beverage                     1,542,900        41.1%         22,361         88.67
Telephone                              60,700         1.6%            880          3.49
Swimming Pool(1)                      171,900         4.6%          2,491          9.88
Rentals and Other
  Income (Net)(2)                      24,200         0.6%            351          1.39
                                      _______     _______         _______       _______

  Total Revenues                   $3,757,200       100.0%        $54,452       $215.93


DEPARTMENTAL EXPENSES
Rooms                                $430,800        22.0%         $6,243        $24.76
Food & Beverage                     1,122,400        70.0%         16,267         64.51
Telephone                              42,400        24.0%            614          2.44
Swimming Pool                          77,400        45.0%          1,122          4.45
                                      _______     _______         _______       _______

  Total Departmental
     Expenses                      $1,673,000        44.5%        $24,246        $96.15


TOTAL DEPARTMENT INCOME            $2,084,200        55.5%        $30,206       $119.78


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $375,700        10.0%         $5,445        $21.59
Sales and Marketing                   281,800         7.5%          4,084         16.20
Management Fees                       150,300         4.0%          2,178          8.64
Energy                                222,900         5.9%          3,230         12.81
Property Operations &
  Maintenance                         174,800         4.7%          2,534         10.05
                                      _______     _______         _______       _______

  Total Undistributed
     Operating Expenses            $1,205,500       32.1%         $17,471        $69.28


INCOME BEFORE FIXED CHARGES          $878,700       23.4%         $12,735        $50.50


FIXED CHARGES
Property Taxes                        $40,600        1.1%            $589         $2.33
Personal Property Taxes                 6,700        0.2%              98          0.39
Insurance on Building &
  Contents                              7,900        0.2%             114          0.45
                                      _______     _______         _______       _______

  Total Fixed Charges                 $55,200        1.5%            $800         $3.17


INCOME BEFORE RESERVES               $823,500       21.9%         $11,935        $47.33


Reserve for Replacement of FF&E      $150,300        4.0%          $2,178         $8.64
Capital Expenditures                        0        0.0%               0          0.00
                                      _______     _______         _______       _______

  Total Reserves and Capital Exp.    $150,300        4.0%          $2,178         $8.64


INCOME BEFORE DEBT SERVICE           $673,200       17.9%          $9,757        $38.69

Notes:
(1)  Includes Membership and Guest fees to the swimming pool club.  This department also includes rental fees paid for the use of the pool.
(2)  Includes vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income.


                                           Aurora Inn

                                     Statement of Estimated
                                       Income and Expenses

                                              2005
                                                                             Per Occupied
                                       Amount       Ratio       Per Room       Room/Day
____________________________________________________________________________

Number of Days Open/Year                  365
Available Rooms (Daily)                    69
Available Rooms (Annually)             25,185
Occupancy Percentage                                69%
Occupied Rooms                         17,400
Average Room Rate                                                               $116.00


REVENUES
Rooms                              $2,018.400        52.1%        $29,252       $116.00
Food & Beverage                     1,589,200        41.0%         23,032         91.33
Telephone                              62,500         1.6%            906          3.59
Swimming Pool(1)                      177,100         4.6%          2,567         10.18
Rentals and Other
  Income (Net)(2)                      24,900         0.6%            361          1.43
                                      _______     _______         _______       _______

  Total Revenues                   $3,872,100       100.0%        $56,117       $222.53


DEPARTMENTAL EXPENSES
Rooms                                $443,700        22.0%         $6,430        $25.50
Food & Beverage                     1,156,100        70.0%         16,755         66.44
Telephone                              43,700        24.7%            633          2.51
Swimming Pool                          79,700        45.0%          1,155          4.58
                                      _______     _______         _______       _______

  Total Departmental
     Expenses                      $1,723,200        44.5%        $24,974        $99.03


TOTAL DEPARTMENT INCOME            $2,148,900        55.5%        $31,143       $123.50


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $387,000        10.0%         $5,609        $22.24
Sales and Marketing                   290,300         7.5%          4,207         16.68
Management Fees                       154,900         4.0%          2,245          8.90
Energy                                229,600         5.9%          3,327         13.20
Property Operations &
  Maintenance                         180,100         4.7%          2,610         10.35
                                      _______     _______         _______       _______

  Total Undistributed
     Operating Expenses            $1,241,900       32.1%         $17,999        $71.37


INCOME BEFORE FIXED CHARGES          $907,000       23.4%         $13,145        $52.13


FIXED CHARGES
Property Taxes                        $41,900        1.1%            $607         $2.41
Personal Property Taxes                 6,900        0.2%             100          0.40
Insurance on Building &
  Contents                              8,100        0.2%             117          0.47
                                      _______     _______         _______       _______

  Total Fixed Charges                 $56,900        1.5%            $825         $3.27


INCOME BEFORE RESERVES               $850,100       22.0%         $12,320        $48.86


Reserve for Replacement of FF&E      $154,900        4.0%          $2,245         $8.90
Capital Expenditures                        0        0.0%               0          0.00
                                      _______     _______         _______       _______

  Total Reserves and Capital Exp.    $154,900        4.0%          $2,245         $8.90


INCOME BEFORE DEBT SERVICE           $695,200       18.0%         $10,075        $39.95

Notes:
(1)  Includes Membership and Guest fees to the swimming pool club.  This department also includes rental fees paid for the use of the pool.
(2)  Includes vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income.

                                           Aurora Inn

                                     Statement of Estimated
                                       Income and Expenses

                                              2007
                                                                             Per Occupied
                                       Amount       Ratio       Per Room       Room/Day
____________________________________________________________________________

Number of Days Open/Year                  365
Available Rooms (Daily)                    69
Available Rooms (Annually)             25,185
Occupancy Percentage                                69%
Occupied Rooms                         17,400
Average Room Rate                                                               $123.00


REVENUES
Rooms                              $2,140,200        52.1%        $31,017       $123.00
Food & Beverage                     1,686,000        41.1%         24,435         96.90
Telephone                              66,300         1.6%            961          3.81
Swimming Pool(1)                      187,900         4.6%          2,723         10.80
Rentals and Other
  Income (Net)(2)                      26,400         0.6%            383          1.52
                                      _______     _______         _______       _______

  Total Revenues                   $4,106,800       100.0%        $59,519       $236.02


DEPARTMENTAL EXPENSES
Rooms                                $470,700        22.0%         $6,822        $27.05
Food & Beverage                     1,226,500        70.0%         17,775         70.49
Telephone                              46,400        24.7%            672          2.67
Swimming Pool                          84,600        45.0%          1,226          4.86
                                      _______     _______         _______       _______

  Total Departmental
     Expenses                      $1,828,200        44.5%        $26,496       $105.07


TOTAL DEPARTMENT INCOME            $2,278,600        55.5%        $33,023       $130.95


UNDISTRIBUTED OPERATING EXPENSES
Administrative & General             $410,600        10.0%         $5,951        $23.60
Sales and Marketing                   308,000         7.5%          4,464         17.70
Management Fees                       164,300         4.0%          2,381          9.44
Energy                                243,600         5.9%          3,530         14.00
Property Operations &
  Maintenance                         191,000         4.7%          2,768         10.98
                                      _______     _______         _______       _______

  Total Undistributed
     Operating Expenses            $1,317,500       32.1%         $19,094        $75.72


INCOME BEFORE FIXED CHARGES          $961,100       23.4%         $13,929        $55.24


FIXED CHARGES
Property Taxes                        $44,400        1.1%            $644         $2.55
Personal Property Taxes                 7,400        0.2%             107          0.43
Insurance on Building &
  Contents                              8,600        0.2%             125          0.49
                                      _______     _______         _______       _______

  Total Fixed Charges                 $60,400        1.5%            $875         $3.47


INCOME BEFORE RESERVES               $900,700       21.9%         $13,054        $51.76


Reserve for Replacement of FF&E      $164,300        4.0%          $2,381         $9.44
Capital Expenditures                        0        0.0%               0          0.00
                                      _______     _______         _______       _______

  Total Reserves and Capital Exp.    $164,300        4.0%          $2,381         $9.44


INCOME BEFORE DEBT SERVICE           $736,400       17.9%         $10,672        $42.32

Notes:
(1)  Includes Membership and Guest fees to the swimming pool club.  This department also includes rental fees paid for the use of the pool.
(2)  Includes vending and sundry sales, salvage sales, no show revenue, rents, and other miscellaneous income.

Aurora Inn                                                        Page 85
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INVESTMENT CLIMATE OVERVIEW

In establishing valuation parameters to apply to the projected operating cash flow from the proposed property, we have researched the current market for hotel investments. Arthur Andersen conducts a survey of a select group of hotel companies, investors, developers, investment bankers, and brokers. Our most recent survey was conducted at the end of the third quarter of 1996.

Our surveys indicate that the investment climate has undergone significant changes over the last five years. After the economic recession in the early 1990s, the number of hotel sales transactions increased significantly between 1993 and 1995. The price per room of lodging property has increased significantly as well. In the early 1990s, the primary buyers of hotel assets were opportunity funds and individual investors lured by the low prices as a percentage of the replacement cost. New lodging REITs, established in the early 1990s, also began to invest heavily into hotel assets. During 1995 and 1996 the larger REITs (such as Patriot American Hospitality; Starwood Lodging Trust; FelCor Suite Hotels, Inc.; and HPT) accounted for a large share of the transactions involving full-service lodging properties. These organizations must maintain the level of acquisition achieved in the past and, therefore, they have been paying increasingly higher prices for lodging assets. In addition, many of the recent REIT acquisitions were completed as part of a portfolio which, attracted by the opportunity to purchase more assets in one fell swoop, often resulted in aggressive pricing parameters.

As the health of the overall U.S. lodging industry has improved, so has the interest in acquiring lodging assets. The activity of the REITs, combined with the strategic interests of hotel companies and the interest of equity investors, has resulted in a competitive acquisition market.

These changes in the investment market have resulted in a significant shift in the criteria used to evaluate a potential transaction. Terminal capitalization and discount rates assumed, which averaged 11-12 percent and 14-16 percent, respectively in 1991, decreased to an average of 10-11 percent and 12-13 percent, respectively in early 1996. Investors interviewed in the third

Aurora Inn                                                        Page 86
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quarter of 1996, however, indicated that investment parameters may currently be at the "low-point" of this real estate cycle.
Investors interviewed admitted that although recent acquisitions have been structured using aggressive investment parameters, they are likely to re-evaluate the assumptions and investment parameters used in the near future.

The following table summarizes the results of our investor survey completed at the end of the Third Quarter 1996.

--------------------------------------------------------------------
    Arthur Andersen Hotel Investor Survey - Third Quarter 1996
--------------------------------------------------------------------

                                                Range

Free and Clear Discount Rates                   12.0%-15.0%

Terminal Capitalization Rates                   10.0%-12.5%

Going-In Capitalization Rates                   10.0%-11.0%

Equity Return Req. (leveraged)                  20.0%-30.0%

Equity Return Req. (unleveraged)                12.0%-18.0%

Cash on Cash Return Requirements                10.0%-17.5%
--------------------------------------------------------------------


DISCOUNTED CASH FLOW ANALYSIS

The discounted cash flow (DCF) technique converts the projected stream of benefits, either before or after financing, as appropriate, into a present value. Once the projection of net income or cash flow is accomplished, a discount rate and capitalization rate at reversion must be chosen. The selection of these rates is necessarily subjective, since investor criteria for the acquisition of real property is subject to variation, and no organized property exchange exists.

Discount Rates

A free and clear discount rate is used to discount future earnings without regard to any leverage or financing. Since there has been a general lack of hotel financing over the last several years, most of the larger hotel transactions have involved all cash purchases. Discount rates (or internal rate-of-return requirements) typically vary by a number of factors: long-term

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investor-return requirements on alternative investments; type and motivation of investor; property type -- e.g., hotel, apartments, etc.; and local market area conditions. Our survey of investor criteria indicated that investors are currently assuming discount rates that range from 12 to 15 percent. After giving full consideration to these surveys as well as to the type of property being appraised, its competitiveness in its market place, and general market conditions, a discount rate of 14 percent, applied to income before debt service, is judged to be appropriate.


Terminal Capitalization Rates

The "exit" capitalization rate at reversion is used to convert the projected stream of income beyond the last year of the projection period into a value at the end of the projection period. Our investor survey revealed capitalization rates ranging from 9.5 to 11.0 percent, with a survey average of approximately
10.0 percent. The subject hotel is dependent on leisure travel with seasonal demand. On the basis of this analysis, a terminal capitalization rate of 11.5 percent is judged to be appropriate for the subject hotel.


Conclusion by Discounted Cash Flow Analysis

Application of the discounted cash flow technique to the total projected net income for the appraised property yields a market value estimate of the fee simple interest in the subject of $4,560,000. The table on the following page presents our discounted cash flow analysis.

                         Discounted Cash Flow Analysis
                                  Aurora Inn
                                 Aurora, Ohio

                                                              Net Present Value
         Income Before      Residual         Discount           Income Before
 Year    Debt Service       Value(1)       Factor(2)&(3)        Debt Service
 ____    _____________     __________      _____________      ________________


  1997     $267,000                            0.8772               $234,211
  1998      525,800                            0.7695                404,586
  1999      568,700                            0.6750                383,856
  2000      581,900                            0.5921                344,532
  2001      616,400                            0.5194                320,139
  2002      633,900                            0.4556                288,796
  2003      658,000                            0.3996                262,961
  2004      673,200                            0.3506                235,996
  2005      695,200                            0.3075                213,780
  2006      716,600        $6,211,374(4)       0.2697              1,868,778
                                                                   ---------
                                         Value at January 1, 1997: $4,560,000
                                                      Value Per Room: $66,087
 ___________

Notes:
(1)  Income Before Debt Service in the exit year was capitalized at
     11.5 percent.
(2) Income was discounted to net present value using a 14.0 percent discount rate.
(3)  Analysis uses end-point discounting.
(4)  A sales commission of 3.0 percent was assumed.

Aurora Inn                                                        Page 89
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            E. RECONCILIATION AND FINAL VALUE ESTIMATE

Valuation of the appraised property has been developed by the direct sales comparison approach and the income approach. Various appraisal techniques and methods were utilized in these analyses and the fee simple value estimates derived by each approach is summarized as follows:

--------------------------- ---------------- -----------------------
                                 Amount          Price Per Room

Cost Approach                        N/A                  N/A

Sales Comparison Approach     $4,620,000              $67,000

Income Approach               $4,560,000              $66,087

--------------------------- ---------------- -----------------------


The Cost Approach is most useful when valuing new or nearly new properties or when appraising special purpose properties. The reliability of this approach is diminished as buildings and other forms of improvement increase in age and begin to depreciate. The resulting loss in value becomes increasingly difficult to accurately quantify. The cost approach was therefore not utilized in valuing the subject property.

The Sales Comparison Approach is frequently a good indicator of value, especially when a sufficient number of relevant transactions with reliable information on each are available. In the case of the subject property, the sales comparison approach was used as an indicator of the reliability of results obtained from the income capitalization approach, because of the lack of truly comparable sale in the subject market and the subjective nature of the adjustments made to the selected comparable sales.

The income capitalization approach is generally considered the most applicable method for estimating the value of investment properties, as it incorporates the economic motivations of buyers and sellers in the analysis. The reliability of this approach is enhanced when adequate data are available to assure proper development of the income, expense, and capitalization rate analyses.

Aurora Inn                                                        Page 89
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Based upon the research and analyses performed in the development of these approaches, and with primary emphasis on the income approach, it is our opinion that the market value of the fee simple interest in the appraised property as a going concern, as of January 1, 1997 is:

      -- FOUR MILLION FIVE HUNDRED SIXTY THOUSAND DOLLARS --
                           ($4,560,000)

In accordance with the Uniform Standards of Professional Appraisal Practice (USPAP), prepared by The Appraisal Standards Board of The Appraisal Foundation, it is necessary to identify and separately value any personal property, fixtures, or intangible items that are not real property but are included in the appraisal. Personal property and fixtures in a hotel consist of a variety of components including bedroom case-goods, bathroom fixtures, restaurant and kitchen equipment, signage, computers and other related items. Our physical inspection of the property indicated that these items were generally in good condition relative to the age of the property.

We estimate that the replacement cost for the furniture, fixtures, and equipment at the subject hotel is approximately $10,000 per room. This estimate is based upon a industry averages. Assuming an average useful life of eight years and an effective age of five years, the value of the furniture, fixtures, and equipment is estimated to be approximately $2,500 per room. On the basis of this analysis, the value of the personal property for the subject hotel is estimated to be $172,500.

Since a hotel's furniture, fixtures, and equipment are such an integral component of the facility's ability to generate income and is seldom removed from the property or sold separately, the value produced by the separation of the personal property component from the real property is not particularly meaningful.

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                            F. ADDENDA

Aurora Inn
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                   F.1 HOTEL SALES COMPARABLES

Aurora Inn
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      Name:                             HOLIDAY INN

      Location:                         Strongsville, OH

      Grantor (Seller):                 International Hotel Investors Limited

      Grantee (Buyer):                  Impac Hotel Group

      Date of Sale:                     October 1995

      Sales Price:                      $7,900,000

      Property Rights Conveyed:         Fee Simple

      Number of Rooms:                  299

      Year Built:                       1972

      Price per Room:                   $26,421

      Occupancy:                        68 percent

      Average Rate:                     $53.00

      Est. Gross Room Revenue:          $3,933,225

      Overall Capitalization Rate
      based on adjusted sale
      price:                            7.7%

      Comments:

      This hotel is located in a suburb of Cleveland, Ohio. Facilities include a restaurant and lounge, indoor/outdoor pool, exercise room, meeting space up to 1000 people, and airport transportation. The new owners plan to renovate and reposition the hotel as a Holiday Inn Select.

      Sales price was adjusted to $11,400,000. Buyer intended to spend $3.5 million in order to refurbish the exterior parking lot and other rehabilitation to the hotel.
      Renovations included some case goods and soft goods replacement in the guest rooms, and upgrading of the public space, meeting space, and the lounge.

Aurora Inn
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      Name:                            HAMPTON INN

      Location:                        Indianapolis, IN

      Grantor (Seller):                U.S. Lodging of Indianapolis, LP

      Grantee (Buyer):                 Equity Inn Partnership

      Date of Sale:                    September 1995

      Sales Price:                     $7,064,513

      Property Rights Conveyed:        Fee Simple

      Number of Rooms:                 129

      Year Built:                      1987

      Price per Room:                  $54,764

      Occupancy:                       74.4 percent

      Average Rate:                    $59.00

      Est. Gross Room Revenue:         $2,066,843

      Overall Capitalization Rate
      based on adjusted sale price:    11.5% to 12.1 percent

      Comments:

      This hotel is located in the Castleton area with visibility from Interstate 69. This site includes a retention pond which reduced the usable area to approximately three acres. This purchase was part of a package sale. Five of the hotels were purchased by related parties but were not considered to be a package deal. At the time of sales, the hotel was in good condition.

      The sales price was adjusted to $7,701,549 to include required capital cost.

Aurora Inn
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      Name:                           HILTON INN (NOW CLARION HOTEL)

      Location:                       Worthington, OH

      Grantor (Seller):               Orlando Hotel Association

      Grantee (Buyer):                Boulevard Motel Corporation
                                      c/o Clarion Hotels (Manor Care)

      Date of Sale:                   January 1995

      Sales Price:                    $5,070,000

      Property Rights Conveyed:       Fee Simple

      Number of Rooms:                215

      Year Built:                     1975

      Price per Room:                 $23,581

      Occupancy (1994):               58 percent

      Average Rate  (1994):           $55.00

      Est. Gross Room Revenue:        $2,503,353

      Overall Capitalization Rate
      based on adjusted sale
      price:                          5.7%

      Comments:

        The hotel includes a restaurant, a lounge, an indoor pool, and approximately 7,900 square feet of meeting space. The property was purchased with the intention to renovate. Shortly after purchase, he hotel was converted to a Clarion Hotel. The room count was reduced from 231 to 215 to increase business amenities.

        The sales price was adjusted to $7,070,000. Renovations included the addition of business amenities and a soft goods upgrade to the property.


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                 F.2 SUBJECT PROPERTY PHOTOGRAPHS


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                    Front of Subject Property







                     Rear of Subject Property



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                       Subject Hotel Lobby










                         Typical Corridor



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                        Typical Guest Room











                      Sample Conference Room



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                   Indoor Kiddie Swimming Pool









                      Outdoor Tennis Courts


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                F.3 COMPETITIVE HOTEL PHOTOGRAPHS









                         Holiday Inn Kent









                      Best Western Woodland


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                  F.4 PROPERTY LEGAL DESCRIPTION

                          F.4 PROPERTY LEGAL DESCRIPTION
                                EXHIBIT A-2
                                ___________

                             LEGAL DESCRIPTION
                             _________________

                                 (Aurora)

         Situated in the City of Aurora, County of Portage and State of Ohio and known as being Block D and the unnumbered parcel of land adjoining said Block D in the Aurora Land Company's Subdivision of part of Original Aurora Township Lot No. 25, as shown by the recorded plat in Volume 5 of Maps, Page 45 of Portage County Records further bounded and described as follows:

         Beginning at a point being the intersection of the southerly sideline of Garfield Road (60 feet wide) (State Route 82) and the easterly sideline of Shawnee Trail (60 feet wide) said point being also the principal point of beginning of the parcel herein described;

         Course No. 1
         ____________

         - Thence S 40 deg. 04 min. 00 sec. E, along the easterly sideline of said Shawnee Trail, 605.94 feet to a point of curvature being the northerly turnout with Hurd Road (50 feet wide);

         Course No. 2
         ____________

         - Thence along the arc of said northerly curved turnout deflecting to the left having a radius of 204.95 feet, a chord bearing S 57 deg. 03 min 13 sec. E, 119.75 feet, an arc distance of 121.52 feet to a point being the southwesterly corner of a parcel of land conveyed to the Board of Education by deed recorded in Volume 439, Page 206 of Portage County Deed Records;

         Course No. 3
         ____________

         - Thence N 00 deg. 37 min. 10 sec. E, along the westerly line of said Board of Education parcel, 529.45 feet to a point on the southerly sideline of aforesaid Garfield Road being also the northwesterly corner of said Board of Education parcel;

         Course No. 4
         ____________

         - Thence S 89 deg. 56 min. 00 sec. W, along the southerly sideline of said Garfield Road, 496.25 feet to the principal point of beginning and containing 3.275 acres of land be the same more or less but subject to all legal highways and easements of record. Bearings cited within the above description are to an assumed meridian and indicate angels only.

AWS/SLMD
Legal Description Only
(1/31/87)


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                       F.5 INDEMNIFICATON

    Had AA engaged to perform additional procedures, other matters might have come to AA's attention that would have been reported to the AIRCOA Parties. Furthermore, AA has not performed any procedures subsequent to the date of Appraisal and therefore AA accepts no responsibility for events and circumstances occurring after that date.

3. The Appraisal is being provided to the AIRCOA Parties and HLHZ for informational purposes only. The AIRCOA Parties should complete their own due diligence in connections with the transaction described above to the extent they consider necessary. It is understood that the reading of the accompanying Appraisal does not substitute for the AIRCOA Parties' own due diligence.

4. By acceptance of this letter, the AIRCOA Parties and HLHZ agree that neither AA nor any of its affiliates, partners, employees or representatives shall have any liability to them relating to the use of the accompanying Appraisal, except to the extent such liability arises from AA's gross negligence or willful misconduct.

5. This letter and the accompanying Appraisal are intended solely for the use of AIRCOA Parties and HLHZ and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.

6. In connection with the transaction described above, AA consents to including, the extent required by federal securities laws, a copy of the Appraisal and/or a summary thereof or a reference thereto in the
    Schedule 13E-3 and related proxy statement with the Securities and Exchange Commission by AHP or the Special Committee, provided that AA shall have the right to approve the content of any summary of the Appraisals, such approval not to be unreasonably withheld.

7. This letter does not modify or amend in any respect the engagement letter dated February 19, 1997 among HLHZ, AIRCOA Hospitality
    Services, Inc., and AIRCOA Hotel Partners, L.P.

Please indicated your acceptance of these arrangements by signing and returning a copy of this letter to AA.

                                   AIRCOA HOTEL PARTNERS, L.P.

                                   By:  AIRCOA Hospitality Services, Inc.,
general partner

                                   By:
________________________________________________
                                   Name:
                                   Title:



                                   By:
________________________________________________
                                   Name:
                                   Title:

                          Appraisal of:

                       PINE LAKE TROUT CLUB


                       CHAGRIN FALLS, OHIO



                              As of:
                         JANUARY 1, 1997







                          Prepared For:

                   AIRCOA Hotel Partners, L.P.
                        Special Committee


                          March 31, 1997






                           Prepared By:

                       ARTHUR ANDERSEN LLP
          Hospitality Industry Consulting Services Group


March 31, 1997


Mr. James W. Hire
Hire & Associates
1383 Solitude Lane
Evergreen, CO 80439

Mr. Anthony C. Dimond
Miramar Assest Management, Inc.
617 Veterans Boulevard, Suite 212
Redwood City, CA 94063


Re:      Appraisal of Pine Lake Trout Club; Chagrin Falls, Ohio
         As of January 1, 1997

Dear Ms. Lee:

As requested, we have completed an appraisal of the fee simple interest in the above-referenced property. The reader is advised that our Firm has not audited, examined, reviewed or applied agreed-upon procedures to the financial data contained in the accompanying report unless specifically noted. We have relied on information, including but not limited to industry statistics, relevant market, demographic and financial data assembled by us through direct research conducted by our staff or from secondary sources as well as information provided by you. While these sources of information are generally recognized as authoritative in the field or otherwise considered reliable, we have not audited this information nor do we warrant its completeness or accuracy. The opinion of market value subject to stabilized occupancy expressed herein is subject to the assumptions and limiting conditions set forth in the body of the accompanying report.

We understand that our valuation will be used to assist you in determining the fair market value for internal purposes and may not be disclosed to a third party without the prior written approval of Arthur Andersen LLP.

Based upon our research and analysis, it is our opinion that the market value of the fee simple interest, including furniture, fixtures and equipment, goodwill and excess land as of January 1, 1997 is

             TWO MILLION SIX HUNDRED THOUSAND DOLLARS
                           ($2,600,000)

We appreciate the opportunity to serve you. Please call if you have any questions or if we can be of further assistance.

Very truly yours,

ARTHUR ANDERSEN LLP


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                        TABLE OF CONTENTS



SUMMARY OF CRITICAL FACTS AND CONCLUSIONS..........................iii


GENERAL ASSUMPTIONS AND LIMITING CONDITIONS..........................v


CERTIFICATION.....................................................viii


A.  INTRODUCTION.....................................................9

A.1  SUBJECT PROPERTY IDENTIFICATION.................................9
A.2  OWNERSHIP HISTORY...............................................9
A.3  PURPOSE AND FUNCTION OF THE VALUATION..........................10
A.4  PROPERTY RIGHTS APPRAISED......................................11
A.5  EFFECTIVE DATE OF THE VALUATION................................11
A.6  EXPOSURE PERIOD................................................11
A.7  SCOPE OF THE APPRAISAL.........................................11
A.8  SPECIAL ASSUMPTIONS............................................12

B.  ANALYSIS OF THE SUBJECT PROPERTY AND ITS MARKET.................14

B.1  DESCRIPTION AND ANALYSIS OF THE PROPERTY.......................14
   Location.........................................................14
   Legal Description................................................14
   Land.............................................................14
   Property Improvements............................................17
   Past Renovation and Capital Requirements.........................19
   Property Taxes...................................................19
   Zoning...........................................................22
B.2  AREA ANALYSIS..................................................23
   Economic and Demographic Indicators..............................24
   Employment.......................................................26
   Transportation...................................................28
   Tourism and Recreation...........................................30
   Convention and Trade Show Market.................................30
   Conclusion.......................................................30
B.3  HIGHEST AND BEST USE ANALYSIS..................................32
   Highest and Best Use of The Land as if Vacant....................32
   Highest and Best Use of The Property As Currently Improved.......33
   Conclusion and Reconciliation of Highest and Best Use............36

D.  THE APPRAISAL PROCESS...........................................37

D.1  THE COST APPROACH..............................................37
D.2  SALES COMPARISON APPROACH (VALUATION OF EXCESS LAND)...........38
   Conclusion by the Sales Comparison Approach......................42
D.3  INCOME APPROACH................................................43
   Historical Financial Performance.................................45
   Estimated Operating Results......................................49
   Investment Climate Overview......................................59
   Discounted Cash Flow Analysis....................................62

E.   RECONCILIATION AND FINAL VALUE ESTIMATE........................63


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F.  ADDENDA.........................................................66

F.1  SUBJECT PROPERTY PHOTOGRAPHS.....................................
F.2  PROPERTY LEGAL DESCRIPTION.......................................
F.3  PROPERTY ZONING REGULATIONS......................................
F.4  EXCESS LAND PURCHASE OPTION
F.5  FIRREA MINIMUM APPRAISAL STANDARDS CHECKLIST.....................





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Pine Lake Trout Club                                           Page iii
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            SUMMARY OF CRITICAL FACTS AND CONCLUSIONS

Property Name:                        Pine Lake Trout Club

Property Address:                     17021 Chillicothe Road
                                      Chagrin Falls, Ohio

Property Location:                    The subject property is located
                                      on 81.1 acres of natural
                                      ponds, streams and woodlands.
                                      It is accessed via an
                                      easement over neighboring land
                                      from Chillicothe Road in
                                      Bainbridge Township, Ohio.


Property Type:                        The club contains eight cabins
                                      (six month to month rentals and
                                      two daily rentals), a log cabin
                                      dining room, a conference
                                      cabin, a pro-shop and the
                                      main lodge with lounge
                                      and banquet area.

Number of Rooms:                      Eight cabin suites

Owner of Record:                      AIRCOA Hotel Partners LP

Year-End Membership:
         1994                         478
         1995                         477
         1996 (Estimated)             500

Year-End Average Membership Fees:
         1994                         $992
         1995                         $993
         1996 (Estimated)             $975

Interest Appraised:                   Fee Simple

Land Area:                            23.5 acres Trout Club
                                      57.6 acres Excess Land
                                      81.1 acres Total

Building Area:                        Eight cabins ranging in size
                                       (500 SF - 700 SF)
                                      Dining Cabin (1,200 SF)
                                      Main Lodge (2,000 SF)
                                      Conference Cabin (600 SF)
                                      Pro- Shop (500 SF)

Year Completed:                       Buildings were primarily
                                      constructed during the 1950's
                                      and 1960's.


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Pine Lake Trout Club                                            Page iv
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Highest and Best Use:
    Land as though vacant:           Single Family Residential
                                       - Cluster Development
    Land as improved:                Trout Club - Excess Land for
                                       Residential Development

Date of Valuation:                   January 1, 1997

Date of Inspection:                  December 18, 1996


Value Indications (Including Furniture, Fixtures, Equipment):

                                            $ Amount
                                            --------

Cost Approach:                                 N/A

Sales Comparison Approach                      N/A

Income Approach                             $2,600,000

Reconciled Value Indication                 $2,600,000*

* The appraisers have estimated the market value of the 57.6 acres of excess land at $500,000 (See Sales Comparison Approach (Section D. 2)). However, the owner of this property gave a purchase option on this parcel to Newpart L.P. on February 18, 1987, amended on February 20, 1987. The option price of the parcel was set at $10.00 and expires on February 20, 2007. However, this option can only be exercised if the following conditions are met:

1. Newpart delivers to AHP evidence satisfactory to AHP that Newpart has obtained any and all permits, licenses, variances, or other consents from the proper state and local authorities necessary to allow the club to continue to be operated as a hunting or fishing club once the Property is conveyed or leased to Newport under the option and;

2. Obtaining the release of the property from any mortgage covering the Property. The Option is subject to and subordinate to any mortgage now or hereafter encumbering the property.

Given the existence of this purchase option discussed above, the appraisers have determined that the current market value of the excess land is nominal ($10.00).

A full copy of this option agreement and amendment are included in the Addenda of this report.



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Pine Lake Trout Club                                             Page v
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           GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal report is subject to the following general assumptions and limiting conditions:

 1. No investigation has been made of, and no responsibility is assumed for, the legal description of the property being valued or legal matters, including title or encumbrances. Title to the property is assumed to be good and marketable unless otherwise stated. The property is assumed to be free and clear of any liens, easements, or encumbrances unless otherwise stated.

 2. Information furnished by others, upon which all or portions of this appraisal are based, is believed to be reliable but has not been verified in all cases. No warranty is given as to the accuracy of such information.

 3. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization has been or can readily be obtained or renewed for any use on which the value estimates contained in this report are based.

 4. Full compliance with all applicable federal, state, and local zoning, use, occupancy, environmental, and similar laws and regulations is assumed unless otherwise stated.

 5. No responsibility is taken for changes in market conditions, and no obligation is assumed to revise this report to reflect events or conditions which occur subsequent to the appraisal date hereof.

 6. The opinion of value is predicated on the financial structure prevailing as of the date of this appraisal.

 7. Responsible ownership and competent property management are assumed.

 8. Areas and dimensions of the property were obtained from sources believed to be reliable. Maps or sketches, if included in this report, are only to assist the reader in visualizing the property, and no responsibility is assumed for their accuracy. No independent surveys were conducted.

 9. It is assumed that there are no hidden or un-apparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging engineering studies that may be required to discover them.

10. No soil analysis or geological studies were ordered or made in conjunction with this report, nor was an investigation made of any water, oil, gas, coal, or other subsurface mineral and use rights or conditions.

11. Neither Arthur Andersen LLP nor any individual signing or associated with this report shall be required by reason of this report to give further consultation, provide testimony, or appear in court or at other legal

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Pine Lake Trout Club                                            Page vi
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         proceedings unless specific arrangements therefore have
         been made.

12. This report has been made only for the purpose stated and shall not be used for any other purpose. Neither this report nor any portions thereof (including, without limitation, any conclusions as to value or the identity of Arthur Andersen LLP or any individuals signing or associated with this report or the professional associations or organizations with which they are affiliated) shall be disseminated to third parties by any means without the prior written consent and approval of Arthur Andersen LLP.

13. The date of value to which the opinions expressed in this report apply is set forth in the opinion letter at the front of this report. Our value opinion is based on the purchasing power of the U.S. dollar as of that date. We have no obligation to update our findings and conclusions for changes in market conditions which occur subsequent to our fieldwork.

14. Our study and report will be based on assumptions and estimates which are subject to uncertainty and variation. These estimates are often based on data obtained in interviews with third parties, and such data are not always completely reliable. Therefore, while our estimates will be conscientiously prepared on the basis of our experience and the data available to us, we make no warranty of any kind that the financial results projected will, in fact, be achieved.

15. Unless otherwise stated in this report, no hazardous material, which may or may not be present on or near the property, was observed. We have no knowledge of the existence of such materials on or in the property; however, we are not qualified to detect such substances. The presence of potentially hazardous substances, such as asbestos, urea-formaldehyde foam insulation, or industrial wastes, may affect the value of the property. The value estimates herein are predicated on the assumption that there is no such material on, in, or near the property that would cause a loss in value. No responsibility is assumed for any such conditions or for any expertise or engineering knowledge required to discover them. The client should retain an expert in this field if further information is desired.

16. This appraisal has been made in conformance with the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation.

17. The allocation in this report of the total valuation among components of the property applies only to the program of utilization stated in this report. The separate values for any components may not be applicable for any other purpose and must not be used in conjunction with any other appraisal.

18. Arthur Andersen consents to including, to the extent required by federal securities laws, a copy of the Appraisal and/or a summary thereof or a reference thereto in the Schedule 13E-3 and related proxy statement with the Securities and Exchange Commission by AHP or the Special Committee, provided that Arthur Andersen shall have the right to approve the content of any summary of the Appraisals, such approval not to be unreasonably withheld. Otherwise, this report and parts thereof, and any additional

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Pine Lake Trout Club                                           Page vii
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         material submitted, may not be used in any prospectus
         or printed material used in connection with the sale of securities or participation interests in any Public Offering, Securities and Exchange Commission filing, or other public document.

19. Arthur Andersen LLP's maximum liability relating to services rendered under this report (regardless of form of action, whether in contract, negligence, or otherwise) shall be limited to the charges paid to Arthur Andersen LLP for the portion of its services or work products giving rise to liability. In no event shall Arthur Andersen LLP be liable for consequential, special, incidental, or punitive losses, damages, or expenses (including, without limitation, lost profits, opportunity costs, etc.) even if it has been advised of their possible existence.

20. The Americans with Disabilities Act became effective January 26, 1992. We did not make any observations or interpretations on compliance with the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since we have no direct evidence relating to this issue, we did not consider possible non-compliance with the requirements of ADA in estimating the value of the property.

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                          CERTIFICATION

We certify that to the best of our knowledge and belief......

-- the statements of fact contained in this report are true and correct.

-- the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, unbiased professional analyses, opinions and conclusions.

-- we have present no prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

-- our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

-- Sheila Bjornstad, James Sullivan and Roger D. Ritley made personal inspections of the property in December, 1996. Roger Cline and Brian E. Ginsberg have not inspected the subject property.

-- our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Supplemental Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation;

-- the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives;

-- neither all nor any part of the contents of this report (especially any conclusions as to value or the identify of the appraiser) shall be disseminated to the public through advertising media, public relations media, news media, sales media, or any other public means of communication without the prior written consent and approval of the undersigned.

-- this appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

       Respectfully submitted,

/s/ Brian E. Ginsberg, MAI       /s/ Roger S. Cline
------------------------------   --------------------------------
Brian E. Ginsberg, MAI           Roger  S. Cline
Review Appraiser
Manager, Valuation Services      /s/ Roger D. Ritley
                                 --------------------------------
                                 Roger D. Ritley ASA, MAI, CRE
Contributing Appraisers          Review Appraiser
Sheila M. Bjornstad              Certified General Appraiser State of Ohio
James T. Sullivan                Certification # 383545

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                         A. INTRODUCTION


A.1  SUBJECT PROPERTY IDENTIFICATION

Property Address:                  Pine Lake Trout Club
                                   17021 Chillicothe Road
                                   Chagrin Falls, Ohio

Tax Reference:                     Account # 02-011800
                                   Account # 02-011910

Deed Reference:                    Volume 780 Page 87

Current Owner of Record:           AIRCOA Hotel Limited Partnership



A.2  OWNERSHIP HISTORY

AIRCOA Hotel Partners LP (AHP) acquired its interest in the Pine Lake Trout Club pursuant to a deed dated February 20, 1987 between AHP(Grantee) and Newpart, LP (Grantor). It was recorded in the Geauga County Offices in Volume 780, Page 87 and was a related-party transfer.


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A.3  PURPOSE AND FUNCTION OF THE VALUATION

The purpose of this report is to estimate the market value of the fee simple estate in the subject property. Arthur Andersen LLP has been engaged by the Special Committee of AIRCOA Hotel Partners, L.P. (AHP) for the purpose of assisting them in assessing the value of the individual properties owned by the partnership. We have estimated the market value of the property "as-is" assuming existing management agreements, and considering the effect of the purchase option on the overall value of the subject property.

As used herein, market value is defined as1 :

         "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of the sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

         a.  buyer and seller are typically motivated;

         b. both parties are well informed or well advised, and acting in what they consider their best interests;

         c. a reasonable time is allowed for exposure in the open market;

         d. payment is made in terms of cash and United States dollars or in terms of financial arrangements comparable thereto; and

         e. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

This appraisal has been prepared in compliance with the Appraisal Standards Board requirements and is a self-contained appraisal report. The report contains all information significant to the solution of the appraisal problem and reports all significant date in comprehensive detail.


-----------

1 Uniform Standards of Professional Appraisal Practice, Appraisal Foundation, 1990 Edition.

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A.4  PROPERTY RIGHTS APPRAISED

The property rights appraised are the fee simple ownership of the land and improvements, including furniture, fixtures, and equipment.



A.5  EFFECTIVE DATE OF THE VALUATION

The effective date of this value estimate is January 1, 1997. The property was inspected by James T. Sullivan and Sheila Bjornstad on December 18, 1996.


A.6  EXPOSURE PERIOD

Exposure period refers to the amount of time which a property would have been on the market prior to the date of appraisal for it to sell at the appraised value. The current marketplace has been characterized by illiquidity and capital restraints, particularly on the part of banks, which has affected the time in which real estate takes to sell. The market for most types of properties was much more active in the 1980s due to greater availability of credit and greater investor optimism. The volume of transactions for all property types diminished in 1991 and 1992, and there was less investment and development activity in the marketplace. Since then, the markets have shown improvement and there has been a significant increase in sales activity. Most of the investors with whom we have spoken agreed that an exposure period of between nine months and one year would be sufficient in order to maximize the price for a unique property such as the subject.


A.7  SCOPE OF THE APPRAISAL

As part of this assignment, the appraisers made a number of independent investigations and analyses. In conducting our investigation, various governmental planning agencies and the local Chamber of Commerce were contacted for demographic data, land policies and trends, and growth estimates. Neighborhood data were supplemented by physical inspection of the defined area. Information regarding zoning, utilities, and other limitations on site utilization was obtained from the client and through the appropriate agencies. Both the site and the surrounding area was

Pine Lake Trout Club                                            Page 11
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inspected to determine suitability for development. Estimated membership levels and fees, ancillary revenue and expenses are based upon historical data and market evidence.

A diligent search for comparable data was conducted, and comparable information was obtained from both public and private sources. In the case of comparable sales and rental data, attempts were made to contact the buyers or sellers or other knowledgeable third parties to verify that the transactions were at arm's length, cash equivalent, and market reflective. Due to the unique nature of the subject property, the appraisers were unable to locate any comparable sale information for a trout club operation. However, the sales comparison approach was employed to determine the value of the excess land associated with the subject property. The cost approach was not utilized as it is considered to have limited reliability due to the difficulty in estimating the significant depreciation and external obsolescence present at the subject. The income capitalization approach was given primary emphasis as there was sufficient data for its application and it reflects the typical investor's behavior.


A.8  SPECIAL ASSUMPTIONS

In determining the market value of the excess land valued in this analysis, the appraisers have assumed that the owners can obtain the requisite state and local permits necessary to subdivide the parcel from the main club parcel and assure the continued legal operation of the trout club operation. The determination that the subject property has 57.6 acres of excess land was based on conversations with property management. The appraisers have valued the market value of the 57.6 acres of excess land at $500,000. However, the owner of this property gave a purchase option on this parcel to Newpart L.P. on February 18, 1987 and amended on February 20, 1987. This option price of the parcel was set at $10.00 and expires on February 20, 2007. However, this option can only be exercised if the following conditions are met:

1. Newpart delivers to AHP evidence satisfactory to AHP that Newpart has obtained any and all permits, licenses, variances, or other consents from the proper state and local authorities necessary to allow the club to continue to be operated as a hunting or fishing club once the Property is conveyed or leased to Newport under the option and;

2. Obtaining the release of the property from any mortgage covering the Property. The Option is subject to and subordinate to any mortgage now or hereafter encumbering the property.

Pine Lake Trout Club                                            Page 13
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A full copy of this option agreement and amendment are included in the Addenda of this report.

In addition, management was unable to provide a definitive historical analysis of membership rolls for the years 1994 and 1995. Management did provided membership information for 1996, and information on membership turnover for the previous two years. With the use of this information, the appraisers were able to estimate historical membership numbers for 1994 and 1995.

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        B. ANALYSIS OF THE SUBJECT PROPERTY AND ITS MARKET

This section of the report presents a description and analysis of the subject property's location, improvements, physical condition, need for capital expenditures, property taxes, and zoning. In addition, this section of the report presents a review of the subject's market area and an analysis of the property's highest and best use.


B.1  DESCRIPTION AND ANALYSIS OF THE PROPERTY

LOCATION

The subject of the appraisal is an 88.1-acre parcel of land that is improved by a multi-building trout club complex. The property was built in stages from the 1930's to the 1960's and is known as the Pine Lake Trout Club. It is located on the east-side of Chillicothe Road in Chagrin Falls, Ohio. The civic address of the property is 17021 Chillicothe Road.



LEGAL DESCRIPTION

A detailed legal description is provided in the addenda of this report.


LAND

Size and Configuration: The subject site is irregular in shape and contains 88.1 acres. The appraisers have included a site plan on the next page which clarifies the shape and layout of the subject site.

Frontage and Accessibility: The subject property has significant frontage along Chillicothe Road (Rte 306). However, this is undeveloped land and heavily forested providing no visibility for the trout club which lies in the interior of the parcel. Access to the subject improvements is provided by an access road which utilizes an easement over a neighboring property. The subject property has a small sign on Chillicothe Road and can easily be

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Pine Lake Trout Club                                            Page 15
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missed. The rear of the subject site reportedly has access to
Rte. 422 via an easement over a neighboring property.

                       [Subject Site Plan]

Pine Lake Trout Club                                            Page 17
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Topography:  The topography of the site is rolling hills with many streams and ponds interspersed over the parcel.

Floodplain:  According to the National Flood Insurance Rate
Map for Geauga County, Ohio Panel No. 390190 0125 B Panel 125 of
150, the subject property lies in Zone X, the area above the 500-year flood plain.

Utilities and Public Services: All utilities are available to the site including public gas, sewer, telephone, and electric.
The property relies on well water.

Easements and Encroachments: Typical utility and access easements exist through the subject site. We are not aware of any easements which negatively impact the subject.

Development on Neighboring Sites: To the west of the subject property is a nursery/ gardening center. and a private home. The subject neighborhood is primarily single family residential, with a significant amount of undeveloped land.


PROPERTY IMPROVEMENTS

General

The existing improvements were constructed primarily during the 1950's and 1960's with the exception of the Log Cabin Dining Room, which was constructed in the 1930's and renovated and added to in the 1950's and 1960's. The subject property comprises a complex of twelve one-story wood frame buildings interspersed over approximately 23 acres. The subject site has a man-made lake and a number of streams situated throughout the property. The main building in the complex is "The Lodge" which was constructed during the 1960's. This building is wood frame construction and consists of a bar/lounge area with large wood burning fire place, a main banquet room which can seat approximately 150 people, a kitchen, and the manager's office. The building contains approximately 2,000 SF with an outdoor patio for cocktails in the summertime. The Log Cabin Dining Room is the only restaurant on the premises and can seat approximately 40 people. It serves lunch and dinner only and is closed on Mondays. The conference cabin is used for small parties and meetings and also houses the

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Pine Lake Trout Club                                            Page 18
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accounting staff for the trout club with approximately 500 SF.
The pro-shop/fishing shack is leased to a fishing pro and sells a wide array of fishing equipment and accessories. The remaining buildings on the site are eight one-story wood-frame cabins.

Permanent Rental Cabins
At present, the club contains six cabins which are leased on a month-to month basis. These cabins are comprised of four 1BR/1Bath units, one 2BR/2Bath unit, and one 2BR/1Bath. All of these cabins have either oil or gas heat and electricity but are not air-conditioned. The tenants are responsible for all utilities and generally furnish their own cabins, with the exception of two which contain a mix of club and tenant furniture.

Daily Rental Cabins
At present the club contains two cabins which are leased on a daily basis. These cabins are comprised of one 2BR/2Bath unit and one 3BR/2Bath unit. Both of these cabins have gas heat and electricity but only one is air-conditioned. The cabins are furnished in a rustic style with a master suite and other bedrooms with single and double beds. The floors of the bedrooms and living room are carpeted. The kitchen and bathroom have tile flooring.

Food and Beverage Outlets
The Log Cabin Dining Room is the only restaurant on the premises and can seat approximately 40 people. It was originally constructed in the 1930's with the kitchen added in the 1950's. The building is an actual log cabin and is constructed of wood and stone. It serves lunch and dinner only and is closed on Mondays. The restaurant is very rustic in decor with wood floors and wood furnishings. The restaurant also has a large gas-fired fireplace made of stone. The restaurant has a central HVAC system.

Meeting and Banquet Space
The main building in the complex is "The Lodge" which was constructed during the 1960's . This building is wood frame construction and consists of a bar/lounge area with large wood burning fire place, a main banquet room which can seat approximately 150 people, a kitchen and the manager's office. The building contains approximately 2,000 SF with an outdoor patio for cocktails in the summertime. The building has a central HVAC system. The conference cabin is used for small parties and meetings and also houses the accounting staff for the trout club and is approximately 500 SF. This building also has central HVAC.


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Pine Lake Trout Club                                            Page 19
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Recreational Facilities

The major recreation activity at the subject property is trout fishing. The ponds and streams on the subject grounds are annually stocked with fish. Members and their guests fish from the shore using casting rods and reels using fly lures for bait.


PAST RENOVATION AND CAPITAL REQUIREMENTS

The subject property has not been upgraded in recent years and there are no current plans for major renovations or additions. Most of the items in the capital budget are for the repair and replacement of the existing facilities. Items such as roof replacement, furnace replacement and furniture replacement are included in the capital budget.

SUBJECT PROPERTY IMPROVEMENT CONCLUSION

In general, the subject property's improvements are in average condition and are functional in design given the property's current use as a trout club. The facility is well-maintained and its decor and furnishings are in keeping with the rustic atmosphere of the club. The appraisers did not notice any apparent deferred maintenance.

PROPERTY TAXES

The subject property is under the taxing jurisdiction of Geauga County, Ohio. Real estate taxes are assessed on a calendar year basis and are payable bi-annually. Personal property taxes (furniture, fixtures, and equipment) are also assessed on a calendar/fiscal year basis and are payable biannually.

Real Estate Taxes

      Taxing Jurisdiction:       Geauga County, Ohio

      Tax Account Number:        02-011800
                                 02-011910

      Current Tax Year:          January 1 through December 31, 1997


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Pine Lake Trout Club                                            Page 20
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      Tax Rates Established:     Tax rates are established annually.

      1996 Tax Rate:             $6.08 per $100 of assessed value.


      Assessments Established:   The assessed value of the club
                                 for tax purposes is to be 35
                                 percent of market value (based upon
                                 conversations with the assessor). The
                                 market value of the property is
                                 reappraised every three years using
                                 primarily the Sales Comparison Approach.
                                 The last appraisal took place in
                                 January 1996.

The following table illustrates the computation of the real estate taxes for the last four years.

--------------- ------------------ --------------------- ----------------
      Year        Market Value         Assessed Value        Tax Rate
                                                             $100/AV
--------------- ------------------ --------------------- ----------------

      1993          $555,028              $194,260             $6.37
      1994           609,429               213,300              6.06
      1995           609,429               213,300              5.91
      1996           625,800               219,040              6.24

--------------- ------------- ---- ---------------- ---- ------------ ---



--------------- ----------------------------
      Year             Real Estate Taxes
                     Amount          % Chg.
--------------- ----------------------------

      1993            $12,377      --------
      1994             12,926         4.43%
      1995             12,597        -2.54%
      1996             13,318         5.72%

--------------- -------------- -------------


An analysis of the last four years indicates that taxes have grown 2.5 percent per annum. Given our projections for increased membership and income for the subject property, we have applied a conservative increase of 3.5% percent per annum.


Personal Property Taxes

      Taxing Jurisdiction:        Geauga County, Ohio

      Tax Account Number:         N/A

      Current Tax Year:           January 1 - December 31, 1997


      Inventory Report Due:       If the tax payer files the personal
                                  property return by April 1, the
                                  county will give a $10,000 exemption
                                  off reported values.

      1996 Tax Rate:              $106.85 per $100 of assessed value.

Pine Lake Trout Club                                            Page 21
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      Assessments Established:    The assessed value is determined
                                  by annual reporting forms
                                  submitted by the tax payer.

The following table illustrates the computation of the personal property taxes for the last four years.

  ------------- ----------------- ----------------- ------------------
     Year           Assessed        Tax Rate        Real Estate Taxes
                      Value         /$100 AV
  ------------- ----------------- ----------------- ------------------

        1993          $8,410          $10.34                 $870
        1994          17,770           10.34                1,839
        1995          18,320           10.34                1,895
        1996          20,410           10.69                2,182

  ----------- - ------------- --- ----------- ----- -------------- ---

We have projected that personal property taxes will increase by 3.5% percent per annum over the projection period. However, if management files returns by April 1 of each year, this expense will decrease by 50 percent due to the $10,000 exemption given to on-time filers. We have assumed that management will file all returns by April 1 of each year in order to benefit from the exemption.

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ZONING
The subject property is presently zoned R3-A Rural Residential by the Township of Bainbridge. This zoning district limits use to government buildings and single-family residential homes. Given the subject's current use as a trout club, it represents a legal non-conforming pre-existing use.


Restrictions and Requirements

The following summarizes the restrictions and requirements that the subject must conform to under its existing zoning.

      Minimum Lot Size                 3 acres

      Minimum Lot Width                200 feet

      Minimum Yards                    Front: 100 feet
                                       Side: 50 feet
                                       Rear: 90 feet

      Maximum Building Height          2.5 stories or 35 feet
                                       whichever is less

      Minimum Dwelling Bulk            1,000 SF


In order to maximize the preservation of the township's natural resources and provide design flexibility to developers, the R3-A zone also permits cluster development. A copy of the applicable regulations for cluster development can be found in the addenda of this report, listed below are the major factors affecting development:

 -   Minimum land area for cluster development shall be nine acres;
     and

 - Maximum density shall be one (1) unit for each three (3) acres within the land area designated for cluster development; provided the maximum density for any single acre in the cluster development shall not exceed three (3) units per acre.

As discussed earlier, the subject's current use as a trout club represents a legal non-conforming use. The zoning regulation does allow for the development of the 57.6+/- acres of excess land as residential housing.



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B.2  AREA ANALYSIS

The Area Analysis provides information on market conditions as they currently exist in Geauga County and the Chagrin Falls area. Economic and sociological trends provide insights relating to the strength of the local market area; a review of such trends has been completed to direct and support our estimates of future market growth in the lodging industry.

The following section of the report outlines general trends in the market. We consulted with the Geauga County Chamber of Commerce, Convention and Visitors Bureau, Economic Development Bureau and other local sources for much of the following information. When possible, information was verified directly from the primary sources.

The subject property is located in Chagrin Falls on the border of Cuyahoga and Geauga counties. It is a suburban community in Geauga County roughly ten miles north of the Cleveland metropolitan area. The Cleveland (MSA) comprises of the city of Cleveland, Geauga county and the city of Chagrin Falls.

ECONOMIC AND DEMOGRAPHIC INDICATORS

This section summarizes historical trends in several key economic and demographic indicators in the Cleveland market area. The following table presents historical trends in Population, Retail Sales, Eating and Drinking Sales, and Median Household Effective Buying Power.

----------------------------------------------------------------------------
          Summary of Economic and Demographic Statistics
                For the Chagrin Falls Market Area

                                                                 CAG (1)
                                     1991               1995     1991-1995
                                     ----               ----     ---------

Population (000's)
   Geauga County                     81.9               83.6        0.5%
   Cleveland MSA                    1,825            2,224.2        5.1%
   State                           10,864           11,173.3        0.7%
   United States                  250,812          264,900.9        1.4%

Retail Sales ($000's)
   Geauga County                 $356,131           $555,618       11.8%
   Cleveland MSA               13,073,662         20,203,077       11.5%
   State                       73,205,986        104,899,945        9.4%
   United States            1,807,182,519      2,335,241,609        6.6%

Eating & Drinking Sales
 ($000's)
   Geauga County                  $33,015            $55,608       13.9%
   Cleveland MSA                1,328,851          2,414,524       16.1%
   State                        7,184,239         11,827,030       13.3%
   United States              182,107,195        241,780,257        7.3%

Median Household Effective
Buying Income (EBI)
   Geauga County                  $37,786            $45,343        4.7%
   Cleveland MSA                   29,946             33,111        2.5%
   State                           27,201             31,899        4.1%
   United States                   27,912             32,238        3.7%

Source:       Sales and Marketing Management, Survey of Buying Power.
Note:         (1)  Compound Annual Growth

------------- --------------------------------------------------------------


Population

Between 1990 and 1995, population growth in Geauga County has been significantly below that of the national average, but is in line with rural communities within the state. However, during this period the population in the Cleveland MSA has increased at a 5.1 percent compound annual rate. This growth can be attributed


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Pine Lake Trout Club                                            Page 24
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to the exceptional economic incentives offered by the state, and as a result many major corporations have moved their operations to Cleveland. This growth is expected to continue (albeit at a slightly slower pace) as long as the state maintains this incentive policy.

Retail Sales

Retail sales have exhibited strong increases in Geauga County, the Cleveland MSA and in the state as a whole; far ahead that of the national rate. These strong increases are indicative of the increasing amount of disposable income in the market area. This trend should continue as more individuals, tourists and corporations explore the benefits of this rapidly expanding area.

Eating and Drinking Sales
Eating and drinking sales have increased at an even faster rate than that of the retail sector. Corporate entertaining and the continued expansion of the tourist market have fueled the rapid expansion of this sector. Between 1991 and 1995, eating and drinking sales increased at an annual average rate of 13.9 percent in the county of Geauga and 16.1 percent for the Cleveland MSA. Continued growth is expected as both the local and state economy flourish with expanding tourism and corporate expansion.

Median Household Effective Buying Income (EBI)
Median household effective buying income in the subject market has increased at a rate slightly higher that of the national average. This growth is due to a combination of the expanded tourism market in the area, and the rapid growth of the Cleveland metropolitan area. The median household EBI of residents in Geauga County are significantly higher than that of the Cleveland MSA ($45,343 in Geaugu County compared to $33,111 in Cleveland in
1995).

The local market area is considered to be an upscale low density residential community of suburban Cleveland, which supports this higher EBI. As a result of this upscale market perception, there have been signs of growth in new residential development in the subject market. Our neighborhood inspection indicated that there were several new subdivisions in the area, with upscale home. In

Pine Lake Trout Club                                            Page 26
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addition our analysis of raw residential land sales in the
subject market demonstrated a strong upward trend in prices over the past three years.

EMPLOYMENT

Employment and Unemployment

Trends in employment are an excellent indicator of the overall health of a local economy. The following table presents a summary of the trends in employment and unemployment in the local market area for the last several years.

-------------------------------------------------------------
            Growth in Employment and Unemployment
-------------------------------------------------------------

                             Geauga County
              ---------------------------------------------
               Labor Force    Total Empl.      % Unempl.
              -------------- -------------- ---------------
  1990             42,855        41,186            3.9%
  1991             42,754        40,876            4.4%
  1992             43,397        40,855            5.9%
  1993             42,465        40,219            5.3%
  1994             43,154        41,208            4.5%
  1995             43,366        41,708            3.8%

  CAG (90-95)        0.3%          0.3%



                                  Ohio
              ---------------------------------------------
               Labor Force     Total Empl.    % Unempl.
              -------------- --------------- --------------
  1990         5,408,870        5,099,214           5.7%
  1991         5,438,380        5,088,524           6.4%
  1992         5,496,075        5,094,796           7.3%
  1993         5,490,527        5,130,907           6.5%
  1994         5,541,163        5,234,222           5.5%
  1995         5,584,352        5,318,252           4.8%

  CAG (90-95)       0.8%             1.1%

-------------------------------------------------------------
Source:   Department of Labor and United States Bureau
           of Labor Statistics
Note:     Compound Annual Growth
-------------------------------------------------------------

Unemployment levels in both Geauga County and the State of Ohio have remained below that of the national average. Unemployment rates have continued to decrease slightly over the past five years, due to an improving local and state economy fueled by seasonal tourism and corporate expansion in the area. This trend is expected to continue into the future with a positive effect upon all aspects of the hospitality trade including retail sales, eating and drinking sales, and household effective buying income.

Employment by Industry Sector

Employment by industry sector details the number of individuals employed in a market area by each major industry category. An analysis of the trends in employment by industry sector can

Pine Lake Trout Club                                            Page 27
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provide insights on which are the most important industries in the local market area and which sectors have reflected recent growth or declines. The following table presents a summary of trends in employment by industry sector for the subject market area.

------------------------------------------------------------------------
            Employment by Industry Sector (1990-1995)
                      Cleveland MSA (000's)
------------------------------------------------------------------------

                             1990           1995          % Change
                         ------------- ------------- -------------------
Manufacturing                242.4         227.4           -6.2%
Construction                  40.6          41.4            1.9%
Mining                         0.9           1.0           11.1%
Transportation,
 Communication & Util.        47.3          44.4           -6.1%
Finance, Insurance
 & Real Estate                62.2          69.3           11.4%
Wholesale Trade               68.6          71.0            3.5%
Retail Trade                 184.1         190.5            3.5%
Services                     285.6         318.2           11.4%
Government                   137.8         141.7            2.8%
----------                   -----         -----            ----
Total Employment            1069.4        1104.9           3.31%

------------------------------------------------------------------------
Source:          Bureau of Labor Statistics
------------------------------------------------------------------------


The strongest sectors of growth in employment over the last five years respectively are Services; Finance, Insurance and Real Estate; and Mining. The strength of these industries, specifically Services; and Finance, Insurance and Real Estate indicate the strength of the local economy because of the nature of the funds that stimulate growth in these industries. The growth of these industries at such a rapid rate indicates a growing percentage of expendable income and an extremely strong local economy. Specifically, the lodging industry is included in the Services sector, the fastest growing area of the economy over the last five years.

Major Employers

The following table summarizes the largest employers in the Geauga County area that generate demand for lodging accommodations.

Pine Lake Trout Club                                            Page 28
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-------------------------------------------------- -------------------
                    Company Name                     No. Employees

-------------------------------------------------- -------------------
                 Sea World of Ohio                       1520
          Lucas Aerospace Power Equipment                 100
      Furon- Industrial Processing Strategies              70
            Aurora Farms Factory Outlets                  300
                   McMaster Carr                           90
                    Geauga Lake                          1000
             Geauga Lake Amusement Park                  1360
                       Rotek                              250
               OEM-Miller Corporation                      75
            Omega Pultrusion Corporation                  100

----------------------------------------------------------------------
Source: Chamber of Commerce
----------------------------------------------------------------------

As indicated in the preceding table, the largest employers in the Chagrin Falls area include Sea World of Ohio, the Geauga Lake Amusement Park and Geauga Lake, all of which are tourist draws for the area. Area hotel operators and officials indicate that Sea World and Geauga Lake Park are the largest two demand generators for overnight room accommodations in the area. In additional to this seasonal employment, area officials indicate that there area several corporations in and around the area that use accommodations to lodge company employees and entertain clients.

TRANSPORTATION

Roadway System and Public Transportation

Major roadways to the Chagrin Falls Area include State Route 306 and the newly expanded State Highway 422, providing direct access to downtown Cleveland. The completion of this highway has made Chagrin Falls a more accessible suburb since the completion of its expansion in the early 1990's. The new roadway has led to an increase in residential development in the subject area and subsequent increase in land values. In addition, Route 306 connects Chagrin Falls to Interstates 80,76 and 271; and therefore to the rest of the midwest and northeast. As previously mentioned, the expansion of State Highway 422 in the early 1990's has helped Chagrin Falls growth and made it a convenient suburb of Cleveland. As would be expected, the expansion has had a positive effect on the hospitality market in the area.

Pine Lake Trout Club                                            Page 29
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AIRPORT

Residents and business travelers in the Chagrin Falls area are serviced by both the Chagrin Falls Airport and the Cleveland - Hopkins International Airport. The Chagrin Falls Airport is the closest airport to the subject property, but has limited commercial service. The major commercial airport that serves the area is the Cleveland - Hopkins International Airport, approximately 40 minutes away by ground transportation. The follow table highlights the air passenger activity at the Cleveland - Hopkins International Airport between 1991 and 1995.

----------------------------------------------------------------------------
             Trends in Air Passenger Activity at the
            Cleveland - Hopkins International Airport
----------------------------------------------------------------------------

      Year            Enplanements      Deplanements           Total

      1991               4,087,165          4,055,479         8,142,644
      1992               4,470,511          4,465,268         8,935,779
      1993               4,689,335          4,724,516         9,413,851
      1994               5,530,253          5,601,273        11,131,526
      1995               5,570,790          5,685,075        11,255,865

  % Change from
     1991 - 1995               36%                40%                38%
------------------ ---------------------------------------------------------
Source: Cleveland Department of Operations


As indicated in the preceding table, the passenger traffic at the Cleveland - Hopkins International Airport has increased significantly over the past five years. During the period between 1991 - 1995, total passenger counts increased at a compound annual average of 8.4 percent. This strong increase in passenger traffic is indicative of the increasing prominence of Cleveland as a destination city, the growth of Cleveland as a center for many major corporate activities and the growth of tourist destinations in the metropolitan area. Although, much of the traffic at the Cleveland - Hopkins International Airport may never visit Chagrin Falls, the increase in passenger activity is a positive indicator of the economic growth occurring in the area. According to interviews with local hotel operators, the increase in passenger activity falls in line with the increase in accommodations provided by local facilities for overnight guests in the past five years.

Pine Lake Trout Club                                            Page 29
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TOURISM AND RECREATION

The dominant tourist attractions in the Chagrin Falls area are Sea World of Ohio, Geauga Lake and the Geauga Lake Amusement Park. In additional to the wide range of activities available at the Sea World complex, there are a variety of outdoor activities that are extremely popular with residents and non - residents alike. The appraisers have learned that Sea World plans to expand its season to include all of May and September. In the summer months, Lake Geauga is popular for swimming, boating and other water sports. The Chagrin Falls Park is another destination popular for campers and hikers who will enjoy this large preserve. Other nearby attractions to the south include the Aurora Farms Factory Outlets, tourist attractions along Lake Geauga and major sporting and cultural events in and around Cleveland including the Cleveland Indians baseball team and the Rock and Roll Hall of Fame.

Spectator Sports
Two major spectator sports are available to Chagrin Falls residents and visitors alike by means of a short trip into downtown Cleveland. The Cleveland Indians professional baseball team draws fans from far and wide to the new 42,000 seat Jacobs Field which was the site of the 1995 World Series. In addition, basketball fans flock to the new Gund Arena seating 21,000, to watch the Cleveland Cavaliers. Cleveland, unfortunately, lost their professional football team to Baltimore at the end of the 1995/96 season, however, as of the date of appraisal plans to build a new $220 million dollar stadium for the new Cleveland team are in the proposal stage.

CONVENTION AND TRADE SHOW MARKET
Chagrin Falls is limited in the convention and show trade marketplace. The summer attracts small meetings that often coincide with vacation plans. No major convention center serves the immediate Chagrin Falls area.

CONCLUSION
Overall, the Chagrin Falls area has experienced positive growth over the past five years. Sea World of Ohio, in conjunction with the expansion of the Geauga Lake Amusement Park, and the completion of State Highway 422 has supported favorable growth of the demographic and employment statistics in the area. As the

Pine Lake Trout Club                                            Page 31
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local tourism trade continues to expand, both the hospitality industry, as well as all other sectors of the local economy are expected to expand and flourish. In addition, the lakes and parks in the area provide a strong base of seasonal leisure activities for the vicinity. Based upon a historical analysis of the demographic and economic trends in the area; a continued favorable outlook for the Chagrin Falls economy is anticipated, which should result in positive growth for tourism destinations and local lodging in the area.

Pine Lake Trout Club                                            Page 32
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B.3  HIGHEST AND BEST USE ANALYSIS

The validity of an appraisal is dependent upon the consideration and conclusion of highest and best use.1 Often expressed as "the most profitable legal use," the concept requires a thoughtful analysis of many factors. Vacant land value is directly related to its highest and best use. On the other hand, an improved property may have the same or a different highest and best use than the land supporting the improvements when considered as vacant land. Therefore, for improved property, both highest and best use decisions must be separately considered, both as vacant land and as improved property. In addition to a conclusion for both the vacant land and improved property, sale and lease comparisons are usually made with properties having similar highest and best uses as the subject.

The parameters for consideration relate to legality of use, physical possibilities, financial feasibility, and maximum economic production. Single uses, interim uses, legal non-conforming uses, speculative uses or excess land determinations require further analysis.

HIGHEST AND BEST USE OF THE LAND AS IF VACANT

Legally permissible uses are those limited by zoning, easements and rights-of-way, deed restrictions, building codes, and environmental controls. These restrictions have been discussed in Section B.1 (Description and Analysis of the Property). As mentioned earlier in the zoning section of this report, the subject site is in the R3-A Residential Zone, and is thus a legal non-conforming use. New development is restricted to single-family subdivisions using either three-acre minimum lots or cluster development.


--------------

1 Highest and Best Use: "The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. (American Institute of Real Estate Appraisers, The Dictionary of Real Estate Appraisal, Second Edition, Copyright 1993, Page 171.

Pine Lake Trout Club                                            Page 33
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Physically possible uses are limited by size, design, topography, flood possibilities and physical capacities. The subject site is approximately 81.1 acres. It is generally regular in shape with frontage on Chillicothe Road. It is generally rectangular in shape and is very deep, except the rectangle is not complete because the parcel does not include a small section of land currently owned by a gardening center situated at the northwest corner of the site (see site map for more details). The topography of the site is rolling hills with heavy vegetation and streams and ponds located throughout the site. Drainage and topography are acceptable for a variety of uses as are the shape and frontage of the site. Although we are unqualified to render an opinion of the physical load-bearing capacity of the land or its freedom from hazardous materials, no nuisances were obvious at the time of inspection.

Financially feasible uses must be supported by sufficient demand in the neighborhood to create a sufficient return to invest over the long term. In analyzing each highest and best use alternative, the income potential from those legally permissible and physically possible uses were considered. The income from the highest and best use should be sufficient to satisfy investor requirements and operating expenses, thereby providing a return on the land.

Predominant land uses in the neighborhood provide indications of profitable land uses for the location of the subject property. The predominant land use in the subject neighborhood is single family residential, with a significant amount of land still undeveloped.

Based upon the surrounding neighborhood, as well as physical and legal restrictions, single family residential use is the only potentially financially feasible use. Therefore, we conclude that the highest and best use of the land as vacant is for residential development most likely utilizing the cluster development provisions of the zoning code.

HIGHEST AND BEST USE OF THE PROPERTY AS CURRENTLY IMPROVED

The subject property is currently improved with a trout club containing a main lodge, restaurant , eight residential cabins and a conference cabin. According to management, the current improvements utilize 23.5 acres for the trout club operation with the remaining 57.6+/- acres considered to be excess land.

Pine Lake Trout Club                                            Page 34
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As earlier indicated, the highest and best use of a property as improved may differ from the highest and best use of the land as if vacant. The "as improved" analysis assists in the identification of the use that is projected to provide the greatest overall property return on invested capital, as well as in the identification of comparable properties. Typical choices for improved property include the following usage alternatives:

             1.   Demolition of the improvements
             2.   Remodeling or renovation
             3.   Continued usage, as is

The four tests of highest and best use are applied to each of the above alternatives. All three options are legally permissible and physically possible. The test of financial feasibility is that the use must provide a return equal to or greater than the amount needed to meet all operating expenses, financial obligations, and capital expenditures. In addition, the use must be maximally productive, or that use which produces the highest value, consistent with the rate of return warranted by the market for that use. Using current investor expectations, consideration of all three scenarios was made.

Demolition of the Improvements

The implication in a highest and best use analysis is that the existing improvements should be retained and/or renovated as long as those improvements continue to contribute to the total value of the property; or until the return from a new improvement would more than offset the cost of demolishing the existing improvements and constructing alternative facilities. An analysis of the subject property reveals that the existing improvements do continue to contribute to the overall value of the subject, with no alternative use available to the site which would provide a return greater than the return on current improvements after consideration of the cost to raze the current improvements and build an alternate use. Therefore, demolition of the improvements is not considered warranted, nor optimal from a highest and best use standpoint.

Pine Lake Trout Club                                            Page 35
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Remodeling or Renovation

The subject property is in fairly good condition and is functionally adequate for its current use. A major remodeling or renovation of the property would adversely affect the rustic flavor of the property and may have detrimental affect on membership. General capital repairs such as roof replacements, painting and update landscape architecture may enhance the economic viability of the project. The other major issue with any renovation which expanded the commercial scope of the subject property may be in violation of zoning restrictions.

Continued Usage As Is

As an alternative to demolition, the existing improvements could be converted to an alternate use or left as-is. Again applying the four tests to this premise, it would be physically possible but not legally permissible to convert the improvements to any other use but residential. However, as discussed previously, the current use is the most maximally productive use available to the property, given the commercial use which is allowed due to the fact that it predates the zoning resolution. Obviously then, converting to an alternative use would lessen the return to the land, and therefore, any such use would fail to be the most profitable alternative. However, the property has 57.6 acres which are currently undeveloped and considered excess to the trout club operation. It is physically possible legally permissible and financially feasible to develop this land with single family homes. Although a full feasibility analysis for this excess land is beyond the scope of this analysis, the appraisers have accounted for its value by analyzing sales of raw residential land in the subject market.

Pine Lake Trout Club                                            Page 36
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CONCLUSION AND RECONCILIATION OF HIGHEST AND BEST USE
From the three options presented, one remains feasible for the subject. Demolition of the improvements was eliminated as an option since the existing improvements provide substantial contributory value to the property. The good condition of the subject does not require substantial remodeling and renovation.
Therefore, continued use "as is" is the indicated highest and best use of the subject as currently improved, with the excess land developed with single family residential homes. Also, given current market conditions, it is our opinion that the highest and best use of the site, as vacant, is for single family residential development.

In conclusion, the highest and best use of the subject property is as currently improved, with development of the excess land with single family residential homes at such time when they are financially feasible.

Pine Lake Trout Club                                            Page 37
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                     C. THE APPRAISAL PROCESS

The purpose of this appraisal is to estimate the "as is" market value the subject property in accordance with accepted value estimating procedure. "The valuation process is a systematic procedure employed to provide the answer to a client's question about real property value. It is a model of appraisal activity, reflecting an understanding of value and the methods used in the value estimation."2

There are three traditional approaches involved in the valuation of real property. These are known as the cost approach, the sales comparison approach, and the income capitalization approach. Each of the three approaches is related to the other, as they involve the gathering and analysis of sales, cost, and income data that pertain to the property being appraised. Although all three valuation procedures are given consideration, the inherent strengths and weaknesses of each approach and the nature of the subject property must be evaluated to determine which will provide the most supportable estimates of market value. The appraiser is then free to select one approach to arrive at a final value estimate.


D.1  THE COST APPROACH

Valuation by the cost approach is based on the principle of substitution. This principle asserts that an informed investor will not pay more for a property than the cost to build a substitute property of equivalent utility. Therefore, the cost approach, when utilized in an appraisal, estimates the cost of reproducing or replacing the subject property including improvements and land, less an allowance for depreciation based upon the physical condition, functionality, and economic environment or the building. Although this approach is particularly applicable to owner-occupied or special-use properties in the absence of an investor market, it also recognizes and establishes the relationship between cost and market-derived values.


--------------
2 American Institute of Real Estate Appraisers, The Appraisal of Real Estate Appraisal, Chicago, Illinois, 1989, p. 73.

Pine Lake Trout Club                                            Page 37
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In the subject appraisal, the building is now operating as a business in the production of income to the various components which comprise the total operation of a club. Although the replacement cost of the subject facility could be established, the estimate of market depreciation is a very subjective consideration which significantly affects the value indication.
The depreciation estimate could only be realistically estimated by comparison to other approaches, thereby reducing the cost approach to coincide with one of the other approaches, and losing the objectivity of the approach as a third measure of value. In our opinion, an informed and experienced purchaser would not rely on the cost approach in establishing an indication of market value for the subject property. Therefore, this approach has not been included in our analysis.


D.2  SALES COMPARISON APPROACH

The Sales Comparison Approach estimates market value based upon a comparative analysis of recent sales of improved properties that are similar in function size, income production, and use to the appraised property. This approach to value assumes that the market will determine a price for the Pine Lake Trout Club in the same manner that it determines the price for comparable properties. To apply the sales comparison approach, the appraiser employs a number of appraisal techniques, including the principle of substitution which holds that the value of a property that is replaceable in the marketplace tends to be set by the cost of acquiring an equally desirable property. Additional considerations include examination of market conditions prevailing at the time of sale as compared to those at the date of valuation.

The subject property is a unique commercial property; in fact, the appraisers were unable to locate any truly comparable sales transactions either locally or on a regional basis.
Given the subject property is an income produce property and derives all of its value from its income generating capability, the appraisers relied exclusively on the income approach in their valuation of the trout club component of the subject property.

However, the sales comparison approach was employed to determine a market value for the subject property's 57.6+/- acres of excess land. To develop the sales comparison approach, we researched the

Pine Lake Trout Club                                            Page 39
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subject market and the surrounding region for recent sales of similar undeveloped residential parcels. From our research, we have selected three sales for further analysis and direct comparison with the subject's excess land. These sales represent the most recent sales of undeveloped residential land and are considered to be competitive sites in the marketplace. In selecting these sales, the appraiser attempted to employ recent transactions involving similarly sized parcels with similar zoning.

We have made adjustments to the price paid per acre on the basis of a comparison of each site relative to the subject property. Our analysis of the market recognizes primary factors which affect the pricing of residential land including adjustments related to 1) interest appraised, 2) strength of the local residential market, 3) size, 4) zoning restrictions, 5) topography, and 6) access. Presented on the following pages is a summary of each comparable sale and our adjustment grid.

                     VALUATION OF EXCESS LAND
                       PINE LAKE TROUT CLUB
                       CHAGRIN FALLS, OHIO
                          LAND VALUATION

                                    SUBJECT                   SALE 1
                                    -------                   ------
                                                         South Bainbridge
Address                        Chillicothe Road          Chillicothe Road
                                                         Pettibone R.I.
City State                     Bainbridge, Ohio          Bainbridge, Ohio

Considerations(3)                                             $200,000
Acres                                       37.60                39.59
Estimated Lots per Zoning                   19.00                1?.00
Sale Date                                     -              01-Mar-95
Zoning                                       R3-A                 R?-A
$ Per Acre                                    -                 $5,557
$ Per Lot                                                      $16,92?
                                                              --------

Unadjusted Range Per Acre       $5,557 to $11,250
Median:                                    $8,542
UnAdjusted Range Per Lot       $16,923 to $56,250
Overall Median:                            $33,045

FACTORS CONSIDERED:
------------------
Time Market Condition (Yrs. Mos)                                 15.0%
Adjusted Current Price Acre                                     $6,??1
Adjusted Current Price SF                                      $19,462

Other Adjustments:
-----------------
Location                                                       Similar
                                                                  0.0%
Site Improvements                              N/A                None
                                                                  0.0%
Size (Acreage)                               57.60               39.59
                                                                  0.0%
Utilities                           All Available        All Available
                                                                  0.0%
Accessibility                                                  Similar
                                                                  0.0%
Zoning                                          R3             Similar
                                                                  0.0%
Total Other Adjustments                                             ?%

Adjusted Price Per Acre                                        $6?????
Adjusted Price Per Buildable Lot                              $19?????
                                                         =============
Adjustable Range Per Acre:  $6???? to $10,125
Overall Median               $7????
Adjusted Range Per Lot       $21,082 to $42,187
Overall Median:              $28,??.14

                     VALUATION OF EXCESS LAND
                       PINE LAKE TROUT CLUB
                       CHAGRIN FALLS, OHIO
                          LAND VALUATION

                                    SALE 2                    SALE 3
                                    ------                    ------
                                                           North Bainbridge
Address                   Haskens Taylor May Roads         Chillicothe Road
City State                     Bainbridge, Ohio          Bainbridge, Ohio

Considerations(3)                       $??7,500              $450,000
Acres                                       38.27                40.00
Estimated Lots per Zoning                   1?.00                 8.00
Sale Date                              01-Aug-95             01-Jan-96
Zoning                                       R?-A                 R5-A
$ Per Acre                                $8,819               $11,250
$ Per Lot                                $25,962               $?6,250
                                        --------              --------

Unadjusted Range Per Acre
Median:
UnAdjusted Range Per Lot
Overall Median:

FACTORS CONSIDERED:
------------------
Time Market Condition (Yrs. Mos)             0.0%                 0.0%
Adjusted Current Price Acre                $8,819              $11,250
Adjusted Current Price SF                $25,962               $56,250

Other Adjustments:
-----------------
Location                                Inferior               Similar
                                             5.0%                 0.0%
Site Improvements                       Superior                  None
                                           -15.0%                 0.0%
Size (Acreage)                              38.27                40.00
                                             0.0%                 0.0%
Utilities                          All Available         All Available
                                             0.0%                 0.0%
Accessibility                            Similar              Superior
                                             0.0%                -5.0%
Zoning                                    Similar             Superior
                                             0.0%               -20.0%
Total Other Adjustments                   -10.00%              -25.00%

Adjusted Price Per Acre                $7,937.03             $8,437.50
Adjusted Price Per Buildable Lot      $23,?65.38            $42,187.50
                                     ===========         =============
           CONCLUDED VALUE PER ACRE                             $8,000
           CONCLUDED VALUE PER LOT                             $30,000
           CONCLUDED VALUE ON PER ACRE BASIS                  $460,800
                                                              ========
           CONCLUDED VALUE ON PER LOT BASIS                   $?70,000
                                                              ========
           CONCLUDED VALUE OF EXCESS LAND                     $?00,000
                                                              ========

Pine Lake Trout Club                                            Page 41
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The following paragraphs briefly present a rationale for the major adjustments made to the price per acre of each identified comparable sale.

Chillicothe Road - Bainbridge Township

RLT Investment Company purchased this 39.59 acre parcel in March, 1993 for $220,000 or $5,557/acre from H&R Investment Company. The property is located on the east side of Chillicothe Road north of Pettibone in the south part of Bainbridge. This sale is in the R3-A zoning which allows a 3 acre minimal lot size. Based on the zoning, the appraisers estimated thirteen 3-acre lots could be approved, with a price of $16,923 per lot. This sale was adjusted upward 15 percent to reflect improved market conditions since it occurred in early 1993. In all other aspects, the parcel was considered similar to the subject property.

Haskins/Taylor May Roads - Bainbridge Township

Pinewood Associates purchased this 38.27 acre R3-A parcel in August, 1995 for $337,500 or $8,820/acre from George Chirtea. The property is located on the southeast corner of Haskins and Taylor May Road and included an older house. Based on the zoning the appraisers estimated thirteen 3 acre lots could be approved, with a price of $25,962 per lot. Given the fact that this was a fairly recent transaction, no adjustment was necessary for market conditions. The comparable was considered to have an inferior location to the subject and thus was adjusted upwards 5 percent. However, a 15% downward adjustment was necessary to account for the existing house on the parcel. No other adjustments were warranted.

Chillicothe Road - Bainbridge Township

The Congregationalist Disciple Churches of Chagrin Falls purchased this 40.0 acre R5-A parcel in January, 1996 for $450,000 or $11,250/acre from Norman E. Smith. The property is located on the east side of Chillicothe Road at the Bainbridge/Russel Townships line. Based on the zoning the appraisers estimated eight 5 acre lots could be approved with a price of $56,250 per lot. Given the fact that this was a fairly recent transaction, no adjustment was necessary for market conditions. The comparable was considered to have superior access compared to the subject, due to its frontage on two major roads

Pine Lake Trout Club                                            Page 42
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requiring a 5% downward adjustment. A further 20 percent
downward adjustment was necessary to account for the comparable's superior 5 acre zoning which allows for larger more expensive lots. No other adjustments were necessary.

Information has been presented on three comparable land sales which are considered to be relatively similar to the subject's excess land. After adjustments, the comparable land sale transactions indicate a unit price range for the subject from $6,390 to $8,437 per acre and $19,461 to $42,187 per lot. We have given most weight to the value indications of Sales Nos. 2 and 3 based on their recent sale date and close proximity to the subject. Based upon the above, we have estimated the market value of the fee simple interest in the subject property's excess land to be approximately $8,000 per acre or $30,000 per buildable lot. Using a blended average of these two results the appraisers have concluded the market value of the excess land (exclusive of purchase option) to be $500,000 (rounded) as of January 1, 1996.

However, the owner of this property gave a purchase option on this parcel to Newpart L.P. on February 18, 1987 and amended on February 20, 1987. This option price of the parcel was set at $0 and expires on February 20, 2007. However, this option can only be exercised if the following conditions are met:

1. Newpart delivers to AHP evidence satisfactory to AHP that Newpart has obtained any and all permits, licenses, variances, or other consents from the proper state and local authorities necessary to allow the club to continue to be operated as a hunting or fishing club once the Property is conveyed or leased to Newport under the option and;

2. Obtaining the release of the property from any mortgage covering the Property. The Option is subject to and subordinate to any mortgage now or hereafter encumbering the property.

Given the existence of this purchase option, the appraisers have concluded the market value of the excess land to be nominal
$0 (rounded) as of January 1, 1996.

A full copy of this option agreement and amendment are included in the Addenda of this report.

Pine Lake Trout Club                                            Page 43
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C.3  INCOME APPROACH

The income approach to value converts anticipated future benefits into an estimate of present value. In this respect, the process is very similar to pricing in other capital markets. The approach requires the careful estimation of future benefits -- income before debt service, residual values, etc. -- and application of investor yield or return requirements. The income approach brings together reasoned estimates of future revenues and expenses with the investor's yield requirements. These yield requirements, in turn, reflect varieties of risk, including property type, location, local market conditions, and so forth.

Yield and direct capitalization techniques are conventionally used to convert future benefits to value -- the discounted cash flow (DCF) technique and the overall capitalization rate (OAR) technique. The DCF technique entails (1) modeling the future performance of the subject, over a specific holding period, (2) estimating the future value (reversionary value) at the end of the holding period, and (3) converting the stream of periodic benefits and reversionary value, through a discounting process at investor yields, to a present value. The selection of an appropriate discount rate is essential to this process.

By comparison, direct capitalization using an overall rate (OAR) converts a single, "normalized" year's income or income before debt service into a value by dividing the appropriate capitalization rate into the normalized income. Subsequent adjustments are then made to take into consideration variations from normalized operations. In order to value the Pine Lake Trout Club, we have utilized only the discounted cash flow method for the income approach. The direct capitalization method has not been used because most investors do not use it as a tool to analyze value from income. In addition, it is difficult to reflect future changes in membership and membership dues using direct capitalization. Finally, using a "normalized" or stabilized net operating income is somewhat speculative and can produce erroneous results.

Pine Lake Trout Club                                            Page 44
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The discussion on the following pages provide a summary of our projection of revenues, expenses, discount rates, capitalization rates, and many of the other assumptions which are incorporated in the income approach. The discussion of revenues and expenses begins with an examination of historical trends. Finally, estimates are made with regard to the appropriate projection of revenues, expenses, and capital items.

Pine Lake Trout Club                                            Page 45
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HISTORICAL FINANCIAL PERFORMANCE

The historical operating results for the subject hotel for the years ended 1994 and 1995 is presented on the following page. The next page presents the historical operating results for the subject facility through year-to-date November 30, 1995 and 1996. The third page presents an estimate of year end 1996 operating results and the appraiser-projected 1997 operating statement.

                   Recast of Historical Financial Statements
                       Pine Lake Trout Club

                                               1994 Actual Income
                                                                 Per Member
                                    Amount      Ratio(2)        Per Annum

Current Membership                     478
Maximum Membership                     515
Occupancy Percentage(3)                            92.82%

REVENUES
Rooms                              $65,178                            $136
Food                               400,797        84.55%               838
Beverage                            57,138        12.05%              120
Fishing Department                  51,076        10.77%              107
Membership                         474,040                            992
Club Service Charge                 82,635        16.23%               173
Other Income                         8,607          1.82%               18
                               -------------------------------------------
   Total Revenues               $1,139,471                          $2,384

DEPARTMENTAL EXPENSES
Rooms                               $1,604          2.46%               53
Food                               348,139         86.86%              728
Beverages                           21,020         36.79%               44
Fishing Department                  33,337         65.27%               70
                               -------------------------------------------
   Total Departmental Expenses   $404,100         35.46%              $845

TOTAL DEPARTMENTAL INCOME        $735,371         64.54%            $1,538

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General          $208,151        18.27%             $435
Sales and Marketing                 27,435         2.41%               57
Energy Cost                         46,862         4.11%               98
Property Operations & Maintenance  62,656          5.50%              131
                               ------------------------------------------
   Total Undistributed Operating $345,104        30.29%              $722

INCOME BEFORE FIXED CHARGES      $390,2??        ?4.2?%               $16

FIXED CHARGES
Management Fee                    $4??????         4.00%              $95
Taxes and Insurance                 ???            1.31%               31
                               --------------------------- --------------
    Total Fixed Charges             ?              5.31%             $127

INCOME BEFORE RESERVE            $3??????          ?                $690




                   Recast of Historical Financial Statements
                       Pine Lake Trout Club

                                               1995 Actual Income
                                                                 Per Member
                                    Amount      Ratio(2)        Per Annum

Current Membership                     477
Maximum Membership                     515
Occupancy Percentage(3)                            92.62%

REVENUES
Rooms                              $71,292                            $149
Food                               351,389        74.17%               737
Beverage                            54,608        11.53%              114
Fishing Department                  39,305         8.30%               82
Membership                         473,748                            993
Club Service Charge                 70,838        15.91%              149
Other Income                        11,974          2.53%              25
                               -------------------------------------------
   Total Revenues               $1,073,154                         $2,250

DEPARTMENTAL EXPENSES
Rooms                               $4,378          6.14%              $9
Food                               322,076         91.66%             675
Beverages                           27,179         49.77%              57
Fishing Department                  28,292        71.98%               59
                               ------------------------------------------
   Total Departmental Expenses   $381,925        35.59%              $801

TOTAL DEPARTMENTAL INCOME        $691,229        64.41%           $1,449

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General          $200,743        18.71%             421
Sales and Marketing                 31,822         2.97%              67
Energy Cost                         47,604         4.44%             100
Property Operations & Maintenance  86,770         8.09%              182
                               ------------------------------------------
   Total Undistributed Operating $366,939        34.19%             $769

INCOME BEFORE FIXED CHARGES      $324,290        30.22%              680

FIXED CHARGES
Management Fee                     $42,926         4.00%              $90
Taxes and Insurance                 25,713         2.40%               54
                               ------------------------------------------
    Total Fixed Charges           $68,639         6.40%             $144

INCOME BEFORE RESERVE            $255,651        23.82%             $536

Notes:
(1) The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen. (2) The ratios utilized in this analysis relate to the calculation of the applicable revenues and expenses (See Section D3 of the report for details) (3) Occupancy was calculated by the ratio of current membership to projected maximum stabilized membership.

                   Recast of Historical Financial Statements
                       Pine Lake Trout Club

                                       Year-to-date November 30, 1995
                                                                 Per Member
                                    Amount      Ratio(2)        Per Annum

Current Membership                     477
Maximum Membership                     515
Occupancy Percentage(3)                            92.62%

REVENUES
Rooms                              $63,940                            $134
Food                               302,926        68.92%               635
Beverage                            47,465        10.80%               100
Fishing Department                  38,564         8.77%                81
Membership                         439,514                             921
Club Service Charge                 62,419        16.03%               131
Other Income                        11,288          2.57%               24
                               -------------------------------------------
   Total Revenues                 $966,116                          $2,025

DEPARTMENTAL EXPENSES
Rooms                               $4,325          6.76%               59
Food                               292,384         96.52%              613
Beverages                           24,119         50.81%               51
Fishing Department                  27,532        71.39%                58
                               -------------------------------------------
   Total Departmental Expenses   $348,360        ?????%               $730

TOTAL DEPARTMENTAL INCOME        $617,7?6        63.94%             $1,295

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General          $182,672        13.91%             $383
Sales and Marketing                 29,736         3.08%               62
Energy Cost                         42,795         4.43%               90
Property Operations & Maintenance  83,036         8.59%               174
                               ------------------------------------------
   Total Undistributed Operating $338,239        35.01%             $709

INCOME BEFORE FIXED CHARGES      $???????        28.93%              $86

FIXED CHARGES
Management Fee                    $???????         4.00%              $81
Taxes and Insurance                 ???            2.02%               34
                               ------------------------------------------
    Total Fixed Charges             ?              ?                 $122

INCOME BEFORE RESERVE            $???????          ?                 $464






                   Recast of Historical Financial Statements
                       Pine Lake Trout Club

                                       Year-to-date November 30, 1996
                                                                 Per Member
                                    Amount      Ratio(2)        Per Annum

Current Membership                     500
Maximum Membership                     515
Occupancy Percentage(3)                            97.09%

REVENUES
Rooms                              $67,626                            $135
Food                               337,543        74.65%               675
Beverage                            49,053        10.85%                98
Fishing Department                  38,627         8.54%                77
Membership                         452,155                             904
Club Service Charge                 66,176        15.56%                132
Other Income                         2,815          0.62%                 6
                               -------------------------------------------
   Total Revenues               $1,013,995                          $2,028

DEPARTMENTAL EXPENSES
Rooms                               $8,416         12.44%              $17
Food                               295,774         87.63%              592
Beverages                           25,275         51.53%               51
Fishing Department                  29,725        76.95%                59
                               -------------------------------------------
   Total Departmental Expenses   $359,190        35.42%               $718

TOTAL DEPARTMENTAL INCOME        $654,805        64.58%             $1,310

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General          $151,510        14.94%             $303
Sales and Marketing                 31,395         3.10%               63
Energy Cost                         47,837         4.72%               96
Property Operations & Maintenance  93,956         9.27%               188
                               ------------------------------------------
   Total Undistributed Operating $324,698        32.02%              $649

INCOME BEFORE FIXED CHARGES      $330,107        32.56%               660

FIXED CHARGES
Management Fee                     $40,548         4.00%              $81
Taxes and Insurance                 16,817         1.66%               34
                               ------------------------------------------
    Total Fixed Charges           $57,365         5.66              $115

INCOME BEFORE RESERVE            $272,742        26.90%             $545

Notes:
(1) The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen. (2) The ratios utilized in this analysis relate to the calculation of the applicable revenues and expenses (See Section D3 of the report for details) (3) Occupancy was calculated by the ratio of current membership to projected maximum stabilized membership.

                   Recast of Historical Financial Statements
                       Pine Lake Trout Club

                                  Trailing 12 Months As of November 30, 1996
                                                                 Per Member
                                    Amount      Ratio(2)        Per Annum

Current Membership                     500
Maximum Membership                     515
Occupancy Percentage(3)                            97.09%

REVENUES
Rooms                              $74,978                            $150
Food                               386,006        79.36%               772
Beverage                            56,196        11.55%              112
Fishing Department                  39,368         8.09%               79
Membership                         486,389                            973
Club Service Charge                 74,595        15.49%              149
Other Income                         3,501          0.72%               7
                               -------------------------------------------
   Total Revenues               $1,121,033                          $2,242

DEPARTMENTAL EXPENSES
Rooms                               $8,469         11.30%               17
Food                               325,466         84.32%              651
Beverages                           28,335         50.42%               57
Fishing Department                  30,485        77.44%                61
                               -------------------------------------------
   Total Departmental Expenses   $392,755        35.04%             $786

TOTAL DEPARTMENTAL INCOME        $728,278        64.96%           $1,457

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General          $169,581        15.13%             $339
Sales and Marketing                 33,481         2.99%               67
Energy Cost                         52,646         4.70%              105
Property Operations & Maintenance  97,690         8.71%               195
                               ------------------------------------------
   Total Undistributed Operating $353,398        31.52%             $707

INCOME BEFORE FIXED CHARGES      $374,880        33.44%              730

FIXED CHARGES
Management Fee                    $44,829          4.00%              $90
Taxes and Insurance                23,007          2.05%               46
                               ------------------------------------------
    Total Fixed Charges           $67,836          6.05              $136

INCOME BEFORE RESERVE            $307,044          ?                 $614




                   Recast of Historical Financial Statements
                       Pine Lake Trout Club

                                    AA Projection of 1997 Year-End Income
                                                                 Per Member
                                    Amount      Ratio(2)        Per Annum

Current Membership                     500
Maximum Membership                     515
Occupancy Percentage(3)                            98.06%

REVENUES
Rooms                              $80,948                            $160
Food                              $404,000        80.00%               800
Beverage                           $60,600        12.00%              120
Fishing Department                 $42,925         8.50%               85
Membership                        $505,000                          1,000
Club Service Charge                $91,355        18.00%              181
Other Income                       $10,100          2.00%              20
                               -------------------------------------------
   Total Revenues               $1,194,928                          $2,366

DEPARTMENTAL EXPENSES
Rooms                               $8,503         28.00%              $17
Food                              $343,400         85.00%              680
Beverages                          $30,300         50.00%               60
Fishing Department                 $32,194        75.00%                64
                               -------------------------------------------
   Total Departmental Expenses   $414,397        34.68%               $821

TOTAL DEPARTMENTAL INCOME        $780,531        65.32%             $1,546

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General          $191,188        16.00%             $379
Sales and Marketing                $35,848         3.00%               71
Energy Cost                        $53,772         4.50%              106
Property Operations/Maintenance  $101,569         8.50%               201
                               ------------------------------------------
   Total Undistributed Operating $382,377        32.00%             $757

INCOME BEFORE FIXED CHARGES      $398,154        33.32%              788

FIXED CHARGES
Management Fee                     $47,797         4.00%              $95
Taxes and Insurance                 22,705         1.90%               45
                               ------------------------------------------
    Total Fixed Charges           $70,502         5.90               $140

INCOME BEFORE RESERVE            $327,652        27.42%              $649

Notes:
(1) The above operating statements have been summarized into the uniform system of accounts. These statements have not been audited by Arthur Andersen. (2) The ratios utilized in this analysis relate to the calculation of the applicable revenues and expenses (See Section D3 of the report for details) (3) Occupancy was calculated by the ratio of current membership to projected maximum stabilized membership.

Pine Lake Trout Club                                            Page 49
-----------------------------------------------------------------------



ESTIMATED OPERATING RESULTS

Estimates of income and expenses, in current dollars, have been prepared for the Pine Lake Trout Club from January 1, 1997 through December 31, 2007. Our financial projections are based primarily upon an analysis of the historical operating results of the subject property. A representative year of operation, expressed in 1996 dollars, is first established and then adjusted to account for inflation and the varying levels of membership for each year in the projection period. The current membership of the club is 500 members. The following paragraphs describe the assumptions and bases of our estimates.

Inflation Assumption

In order to estimate future inflation of revenues and expenses at the subject facility, we have reviewed the historical inflation of the consumer price index - urban markets (CPI-U).

---------------------- ---------------------
        Year                  CPI-U
        ----                  -----
        1988                   4.4%
        1989                   4.6%
        1990                   6.1%
        1991                   3.1%
        1992                   2.9%
        1993                   2.7%
        1994                   2.7%
        1995                   2.5%
---------------------- ---------------------

On the basis of historical inflation rates and on our estimates of future inflation, we have assumed an inflation assumption of
3.5 percent, compounded annually, from a base year of 1996.

Revenue

Rooms Revenue - The subject room revenue is derived from the rental of six of the cabins on a month to month basis and two of the cabins on a daily basis. The chart below outlines the current rental rates for the cabins.

Pine Lake Trout Club                                            Page 50
-----------------------------------------------------------------------



----------- ---------------------- ----------------- ---------------------
  Cabin             Rent              Occupancy         Annual Revenue
----------- ---------------------- ----------------- ---------------------
    2          $550 per month            100%               $6,600
    3          $130 per night            32%               $15,184
    4          $825 per month            100%               $9,900
    5          $850 per month            100%              $10,200
    6          $545 per month            100%               $6,540
    7          $130 per night            32%               $15,184
    8          $1000 per month           100%              $12,000
    9          $445 per month            100%               $5,340
----------- ---------------------- ----------------- ---------------------
  Total                                                    $80,948
----------- ---------------------- ----------------- ---------------------

The subject's room revenue has historically ranged from 6 percent to 7 percent of total revenue. In 1994 room revenue was $65,178, increasing by 9.38 percent to $71,292 in 1995 and increasing by
5.17 percent to $74,978 in 1996. In December 1996, there was turnover in two of the permanent cabins which permitted management to raise the rents for 1997, yielding an increase of
7.96 percent and projected 1997 revenue of $80,948. Room Income is projected to grow by 3.5 percent annually over the projection period. The occupancy rate for the permanent rentals is expected to remain at 100 percent, while the daily rentals are expected to remain at an occupancy rate of 32 percent.

Food Revenue is related to the number of members in the club, since members are required to spend at least $50 per month at the restaurant. As such, food revenue was analyzed as a percentage of membership revenue. In 1994 food revenue was 84.5 percent of membership revenue, declining to 74.2 percent in 1995. Our estimate of 1996 food revenue projects that it will be 79.4 percent of membership. In selecting a stabilized estimate of this expense, we projected that food revenue would be 80 percent of membership revenue over the entire projection period.

Normally, beverage revenue is derived from estimated sales of all alcoholic beverages in the restaurants, cafes, and lounges, room service and banquet facilities of a subject property. However, the Pine Lake Trout Club does not have a liquor license and derives its beverage income from the sale of mixed drink setups, and corkage fees for beer and wine served. On the basis of the analysis of the historical operating results, we have determined that beverage revenue has been approximately 12 percent of

Pine Lake Trout Club                                            Page 51
-----------------------------------------------------------------------



membership revenue for the past three years. We have thus projected this trend to continue over the entire projection period.

Fishing Revenue - The subject stocks its streams and ponds with fish which is purchased by the pound. The patrons are charged by the pound for fish taken. The fish taken are cleaned and dressed by the club for the convenience of the patrons. The club currently charges $3.95 per lb. of fish caught for this mandatory service. Revenue in this category has ranged from 8.1 percent of membership revenue in 1996 to 10.8 percent of membership revenue in 1994. The appraisers have selected a stabilized estimate of
8.5 percent of membership revenue to be used throughout the projection period.

Membership Revenue - This category is the largest generator of income for the club. The club sells different types of membership with different fees which confer different privileges. The chart below briefly summarizes the membership types and current fees at the subject property.

                        1996 MONTHLY DUES
--------------- --------------- ---------------- -----------------
Category          # of Members    Monthly Dues     Annual Revenue
--------------- --------------- ---------------- -----------------
Resident               217           $108.00         $281,132
Non- Resident           75           $ 25.00         $ 22,500
Corporate              174           $95-$90         $158,912
Special                 34       $53.00 (avg)         $21,735
--------------- --------------- ---------------- -----------------
Total                  500                           $448,998
--------------- --------------- ---------------- -----------------

Membership income is generated from monthly dues, initiation fees and locker rentals. The chart below illustrates the historical breakdown of this income.

                MEMBERSHIP REVENUE BY CATEGORY
--------------------- ------------- ------------ -------------
Category                      1994         1995          1996
--------------------- ------------- ------------ -------------
Resident Dues             $219,831     $225,087      $243,121
Non- Resident Dues          29,425       26,700        25,230
Corporate Dues             188,778      179,521       158,912
Special Dues                14,446       17,191        21,735
Initiation Fee              10,200       12,101        22,550
Locker Fee                  23,940       22,160        21,945
Allowance                 (12,480)      (9,012)        (5766)
--------------------- ------------- ------------ -------------
Total                     $474,040     $473,748      $487,727
--------------------- ------------- ------------ -------------
Avg. Rev. per  Em.            $992         $993          $975
--------------------- ------------- ------------ -------------

Pine Lake Trout Club                                            Page 52
-----------------------------------------------------------------------



The table presented above demonstrates a trend of increasing resident members and special members and declining corporate members and non resident members. Initiation fees have increased in 1996 reflecting a significant growth in new membership. Locker fees were also constant over the projection period. Interestingly, although membership has increased from 478 in 1994 to 500 in 1996, average revenue per member has declined from $992
(1994) to $975 (1996). The reason for this disparity is attributable to the large increase in new membership in 1996. Due to the fact that these members joined throughout the year and thus were not due paying members for the entire twelve month period, the year end average is somewhat skewed.

The charts below provide an in depth analysis of how the membership in the club has changed over the past three years and provides information that allowed the appraisers to make reasonable assumptions about club membership over the projection period.

              HISTORICAL MEMBERSHIP BY CATEGORY
--------------- --------------- -------------- ---------------
Category             1994           1995            1996
--------------- --------------- -------------- ---------------
Resident             193             198            220
Non- Resident         83              78             74
Corporate            172             165            173
Special               30              36             33
--------------- --------------- -------------- ---------------
Total                478             477            500
--------------- --------------- -------------- ---------------

                     HISTORICAL TURNOVER
--------------- --------------- -------------- ---------------
Category            1994             1995           1996
--------------- --------------- -------------- ---------------
New Members          43               51             76
Lost Members         77               52             53
--------------- --------------- -------------- ---------------
Net  Members
 (year end)         478              477            500
--------------- --------------- -------------- ---------------

                   NEW MEMBERS BY CATEGORY
--------------- --------------- -------------- ---------------
Category             1994           1995            1996
--------------- --------------- -------------- ---------------
Resident              21             25              42
Non- Resident          6             14               4
Corporate             16              5              28
Special                0              7               2
--------------- --------------- -------------- ---------------
Total                 43             51              76
--------------- --------------- -------------- ---------------

Pine Lake Trout Club                                            Page 53
-----------------------------------------------------------------------




                     LOST MEMBERS BY CATEGORY
--------------- --------------- -------------- ---------------
Category             1994           1995            1996
--------------- --------------- -------------- ---------------
Resident              30             20              20
Non- Resident         34             19               8
Corporate             12             12              20
Special                1              1               5
--------------- --------------- -------------- ---------------
Total                 77             52              53
--------------- --------------- -------------- ---------------

Membership Income Projection
Based upon the above analysis, the appraisers have projected that membership would increase to 505 members in 1997, 510 in 1998 and stabilize at 515 in 1999 and thereafter. This estimate is based upon conversations with club management and analysis of historical membership trends.

Based on our analysis, we project that the increase in new membership will primarily come from resident members, with small gains to corporate members and declines in special and non-resident membership. Initiation fees will also increase over the next three years as membership grows and then stabilize as membership remains constant with a constant turnover rate. Locker revenue is also projected to increase in a similar manner.

Service Charge Income - In addition to food, beverage and fishing income, the club charges an 18 percent service charge on these income streams to all its members. In projecting this income, the appraisers' projected 18 percent of the total of food, beverage and fishing revenue over the entire projection period. According to management, this charge is accepted because it pays for the higher wages necessary to maintain employees and limit turnover.

Other Income - This income is generated primarily by meeting and banquet room rentals to members, audio-visual rentals and misc. items such as interest on operating accounts. This income component has historically ranged from 1.8 percent to 2.5 percent of membership income. The appraisers have projected other income to be two percent of membership income over the projection period.

Pine Lake Trout Club                                            Page 54
-----------------------------------------------------------------------



Departmental Expenses

Rooms Departmental Expense includes payroll, cleaning and laundry supplies , guest supplies and other related expenses for the two cabins which are rented on a daily basis. The six cabins rented on a permanent basis do not contribute to this expense. Historically this expense has been approximately 28 percent of the revenue generated by these two rental cabins. The appraisers have used this percentage to estimate room expense over the entire projection period.

Food Expense includes the cost of goods sold (food), labor and related benefits, and other operating expenses. Labor costs include departmental management, cooks and kitchen personnel, service staff, and banquet staff. In determining an estimate of food expenses, the appraisers reviewed the historical food expense in relation to total food revenue and found that over the past three years, it has ranged from 84 percent to 91 percent of total food revenue. The appraisers selected an estimate of 85 percent of food revenue based on recent trends.

Beverage Expense includes the cost of goods sold (setups), labor and related benefits, and other operating expenses. Labor costs include departmental management, service staff, banquet staff, and bartenders. In determining an estimate of beverage expenses, the appraisers reviewed the historical beverage expense in relation to total beverage revenue and found that over the past three years, it has ranged from 11.5 percent to 12.1 percent of total beverage revenue. The appraisers selected an estimate of 12 percent of beverage revenue based on recent trends.

Fishing Expense includes payroll , cost of fish to stock streams and ponds, operating equipment and supplies, and other similarly related items. In determining an estimate of fishing expenses, the appraisers reviewed the historical fishing expense in relation to total fishing revenue and found that over the past three years, it has ranged from 65.0 percent to 77.0 percent of total fishing revenue. The appraisers selected an estimate of 75 percent of fishing revenue based on recent trends.

Pine Lake Trout Club                                            Page 55
-----------------------------------------------------------------------



Undistributed Operating Expenses

Administrative and General Expense includes payroll and related expenses for the general manager, personnel and training, clerical staff, controller and accounting staff. Other administrative and general (A&G) expenses include office supplies, computer services, accounting and legal fees, travel expenses and liability insurance. We reflected this expense under fixed costs. Credit card commissions were classified as an A&G expense, and are directly variable with sales. A&G expenses are estimated based upon historical expenses recorded by the club. We estimate that A&G expenses will equal approximately 16.0 percent of total revenue, based on an historical range of 15 percent to 18 percent of total revenue.

Sales and Marketing Expense includes payroll and related expenses for the sales and marketing staff, direct sales expenses, advertising and promotion and travel expense for the sales staff. Marketing expenses are estimated based upon historical expenses recorded by the club. We estimate that marketing expenditures will equal approximately three percent of total revenue. This percentage has been constant over the past two years.

Energy Costs includes the expenditure for electricity, fuel, water, waste removal and related operating supplies. On the basis of historical energy costs at the club, we assume that the energy expense will equal 4.5 percent of total revenue in 1997. This estimate is consistent with historical ratios ranging from 4.1 percent to 4.7 percent.

Property Operations and Maintenance Expense includes payroll and related expenses, as well as other expenses necessary for painting, decorating, and repairs of the building, grounds and equipment. This expense is estimated based upon historical property operations and maintenance expenses at the subject club.. On the basis of historical maintenance costs at the club, we estimate that the energy expense will equal 8.5 percent of total revenue. This estimate is consistent with historical ratios ranging from 5.5 percent to 8.7 percent, with the 1995 and 1996 financial indicating the higher end of the range.

Pine Lake Trout Club                                            Page 56
-----------------------------------------------------------------------



Fixed Charges

Management Fee Expense has been estimated to be four percent of gross revenue on the basis of industry averages, and historical figures.

Property Taxes and Insurance - Property Taxes are estimated based upon the current property tax assessment and tax bill for 1995 and 1996. A more detailed analysis of historical and current property taxes is presented in Section B.1 of this report. Insurance on building and contents against damage was estimated based upon the historical expenses incurred at the subject club. Expenses are adjusted to account for inflation throughout the projection period.

Reserve for Replacement provides a fund for the replacement of furniture, fixtures and equipment. We assume that the reserve for replacement will equal four percent of total revenue throughout the projection period, consistent with industry practice.

Capital Expenditures - We have not projected any major capital expenditures required to renovate the property. All major expenses are reflected under the property operations and management expense category with an allowance given for major capital projects under the reserve for replacement.

Income Before Debt Service

Estimated operating results for the subject property to the level of profit before debt service, income taxes, depreciation and other capital costs, are presented on the following pages.

            Summary of Estimates of Income and Expenses
                       Pine Lake Trout Club
                   Market Area: Cleveland, Ohio

                                                 1997
ASSUMPTIONS
Permanent Rentals                                    6
Daily Rentals                                        2
Current Membership                                 505
Avg Annual Membership 1 cc Per Member           $1,000
Avg Monthly Rent for Permanent Rentals         $702.50
Avg Daily Rate for Daily Rental                $130.00
Permanent Occupancy                               100%
Daily Occupancy                                    32%
Inflation Factor                                  0.0%

REVENUES
Rooms                                          $80,918
Food                                           101,000      80.00%
Beverage                                        60,600      12.00%
Fishing Department                              42,925       8.50%
Membership                                     505,000
Club Service Charge                             91,355      18.00%
Other Income                                    10,100       2.00%
                                             ---------      ------
     Total Revenues                         $1,194,928

DEPARTMENTAL EXPENSES
Rooms                                            8,503      28.00%
Food                                           313,000      85.00%
Beverage                                        30,300      50.00%
Fishing Department                              32,191      75.00%
                                             ---------      ------
   Total Departmental Expenses                $414,397      31.68%

TOTAL DEPARTMENTAL INCOME                     $780,531      65.32%

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General                      $191,188      16.00%
Sales and Marketing                             35,818       3.00%
Energy Cost                                     53,772       4.50%
Property Operations & Maintenance              101,569       8.50%
                                             ---------      ------
   Total Undistributed Operating              $382,377      32.00%

INCOME BEFORE FIXED CHARGES                   $398,154      33.32%

FIXED CHARGES
Management Fee                                 $17,797       4.00%
Taxes and Insurance                             22,705
                                             ---------      ------
   Total Fixed Charges                         $70,502       5.90%

INCOME BEFORE RESERVE                         $427,652      27.42%

Reserve For Replacement                        $17,797       4.00%

CASH FLOW BEFORE DEBT AND TAXES               $279,855      23.42%
                                             =========      ======


            Summary of Estimates of Income and Expenses
                       Pine Lake Trout Club
                   Market Area: Cleveland, Ohio

                                                 1998
ASSUMPTIONS
Permanent Rentals                                    6
Daily Rentals                                        2
Current Membership                                 510
Avg Annual Membership 1 cc Per Member           $1,035
Avg Monthly Rent for Permanent Rentals         $727.09
Avg Daily Rate for Daily Rental                $134.55
Permanent Occupancy                               100%
Daily Occupancy                                    32%
Inflation Factor                                  3.5%

REVENUES
Rooms                                          $83,781
Food                                           122,280      80.00%
Beverage                                        63,342      12.00%
Fishing Department                              11,867       8.50%
Membership                                     527,850
Club Service Charge                             95,188      18.00%
Other Income                                    10,557       2.00%
                                             ---------      ------
     Total Revenues                         $1,218,165

DEPARTMENTAL EXPENSES
Rooms                                            8,801      28.00%
Food                                           358,938      85.00%
Beverage                                        31,671      50.00%
Fishing Department                              33,650      75.00%
                                             ---------      ------
   Total Departmental Expenses                $133,060      34.70%

TOTAL DEPARTMENTAL INCOME                     $815,105      65.30%

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General                      $199,706      16.00%
Sales and Marketing                             37,445       3.00%
Energy Cost                                     56,167       4.50%
Property Operations & Maintenance              106,091       8.50%
                                             ---------      ------

   Total Undistributed Operating              $399,413      32.00%

INCOME BEFORE FIXED CHARGES                   $415,692      33.30%

FIXED CHARGES
Management Fee                                 $19,927       4.00%
Taxes and Insurance                             23,500
                                             ---------      ------
   Total Fixed Charges                         $73,426       5.88%

INCOME BEFORE RESERVE                         $342,266      27.42%

Reserve For Replacement                        $49,927       4.00%

CASH FLOW BEFORE DEBT AND TAXES               $292,340      23.42%
                                             =========      ======


            Summary of Estimates of Income and Expenses
                       Pine Lake Trout Club
                   Market Area: Cleveland, Ohio

                                                 1999
ASSUMPTIONS
Permanent Rentals                                    6
Daily Rentals                                        2
Current Membership                                 515
Avg Annual Membership 1 cc Per Member           $1,071
Avg Monthly Rent for Permanent Rentals         $752.54
Avg Daily Rate for Daily Rental                $139.26
Permanent Occupancy                               100%
Daily Occupancy                                    32%
Inflation Factor                                  3.5%

REVENUES
Rooms                                          $86,714
Food                                           441,345      80.00%
Beverage                                        66,202      12.00%
Fishing Department                              46,893       8.50%
Membership                                     551,681
Club Service Charge                             99,799      18.00%
Other Income                                    11,034       2.00%
                                             ---------      ------
     Total Revenues                         $1,303,666

DEPARTMENTAL EXPENSES
Rooms                                            9,109      28.00%
Food                                           375,443      85.00%
Beverage                                        33,101      50.00%
Fishing Department                              35,170      75.00%
                                             ---------      ------

   Total Departmental Expenses                $452,522      34.71%

TOTAL DEPARTMENTAL INCOME                     $851,444      65.29%

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General                      $208,587      16.00%
Sales and Marketing                             39,110       3.00%
Energy Cost                                     58,665       4.50%
Property Operations & Maintenance              110,812       8.50%
                                             ---------      ------
   Total Undistributed Operating              $117,173      32.00%

INCOME BEFORE FIXED CHARGES                   $433,971      33.29%

FIXED CHARGES
Management Fee                                 $52,147       4.00%
Taxes and Insurance                             24,332
                                             ---------      ------
   Total Fixed Charges                         $76,469       5.87%

INCOME BEFORE RESERVE                         $357,502      27.42%

Reserve For Replacement                        $52,147       4.00%

CASH FLOW BEFORE DEBT AND TAXES               $305,355      23.42%
                                             =========      ======


            Summary of Estimates of Income and Expenses
                       Pine Lake Trout Club
                   Market Area: Cleveland, Ohio

                                                 2000
ASSUMPTIONS
Permanent Rentals                                    6
Daily Rentals                                        2
Current Membership                                 515
Avg Annual Membership 1 cc Per Member           $1,109
Avg Monthly Rent for Permanent Rentals         $778.87
Avg Daily Rate for Daily Rental                $144.43
Permanent Occupancy                               100%
Daily Occupancy                                    32%
Inflation Factor                                  3.5%

REVENUES
Rooms                                          $89,748
Food                                           456,792      80.00%
Beverage                                        68,519      12.00%
Fishing Department                              48,531       8.50%
Membership                                     570,990
Club Service Charge                            103,292      18.00%

Other Income                                    11,420       2.00%
                                             ---------      ------
     Total Revenues                         $1,334,295

DEPARTMENTAL EXPENSES
Rooms                                            9,427      28.00%
Food                                           388,273      85.00%
Beverage                                        34,259      50.00%
Fishing Department                              35,401      75.00%
                                             ---------      ------
   Total Departmental Expenses                $468,360      34.71%

TOTAL DEPARTMENTAL INCOME                     $880,931      65.29%

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General                      $215,887      16.00%
Sales and Marketing                             40,479       3.00%
Energy Cost                                     60,718       4.50%
Property Operations & Maintenance              114,690       8.50%
                                             ---------      ------
   Total Undistributed Operating              $431,774      32.00%

INCOME BEFORE FIXED CHARGES                   $449,460      33.29%

FIXED CHARGES
Management Fee                                 $53,972       4.00%
Taxes and Insurance                             25,173
                                             ---------      ------
   Total Fixed Charges                         $79,445       5.87%

INCOME BEFORE RESERVE                         $370,015      27.42%

Reserve For Replacement                        $53,972       4.00%

CASH FLOW BEFORE DEBT AND TAXES               $316,013      23.42%
                                             =========      ======


            Summary of Estimates of Income and Expenses
                       Pine Lake Trout Club
                   Market Area: Cleveland, Ohio

                                                 2001
ASSUMPTIONS
Permanent Rentals                                    6
Daily Rentals                                        2
Current Membership                                 515
Avg Annual Membership 1 cc Per Member           $1,148
Avg Monthly Rent for Permanent Rentals         $806.13
Avg Daily Rate for Daily Rental                $149.18
Permanent Occupancy                               100%

Daily Occupancy                                    32%
Inflation Factor                                  3.5%

REVENUES
Rooms                                          $92,890
Food                                           472,779      80.00%
Beverage                                        70,917      12.00%
Fishing Department                              50,233       8.50%
Membership                                     590,974
Club Service Charge                            106,907      18.00%
Other Income                                    11,819       2.00%
                                             ---------      ------
     Total Revenues                         $1,396,520

DEPARTMENTAL EXPENSES
Rooms                                            9,757      28.00%
Food                                           401,863      85.00%
Beverage                                        35,458      50.00%
Fishing Department                              37,675      75.00%
                                             ---------      ------
   Total Departmental Expenses                $484,753      34.71%

TOTAL DEPARTMENTAL INCOME                     $911,767      65.29%

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General                      $223,443      16.00%
Sales and Marketing                             41,896       3.00%
Energy Cost                                     62,843       4.50%
Property Operations & Maintenance              118,704       8.50%
                                             ---------      ------
   Total Undistributed Operating              $446,886      32.00%

INCOME BEFORE FIXED CHARGES                   $164,881      33.29%

FIXED CHARGES
Management Fee                                 $55,861       4.00%
Taxes and Insurance                             26,055
                                             ---------      ------
   Total Fixed Charges                         $81,915       5.87%

INCOME BEFORE RESERVE                         $382,965      27.42%

Reserve For Replacement                        $55,861       4.00%

CASH FLOW BEFORE DEBT AND TAXES               $327,404      23.42%
                                             =========      ======

            Summary of Estimates of Income and Expenses
                       Pine Lake Trout Club
                   Market Area: Cleveland, Ohio

                                                 2002
ASSUMPTIONS
Permanent Rentals                                    6
Daily Rentals                                        2
Current Membership                                 515
Avg Annual Membership 1 cc Per Member           $1,188
Avg Monthly Rent for Permanent Rentals              ??
Avg Daily Rate for Daily Rental                $151.40
Permanent Occupancy                               100%
Daily Occupancy                                    32%
Inflation Factor                                  3.5%

REVENUES
Rooms                                          $96,441
Food                                           489,323      80.00%
Beverage                                            ??      12.00%
Fishing Department                              51,991       8.50%
Membership                                     611,649
Club Service Charge                                 ??      18.00%
Other Income                                    12,2??       2.00%
                                             ---------      ------
     Total Revenues                         $1,419,398

DEPARTMENTAL EXPENSES
Rooms                                           10,099      28.00%
Food                                           415,928      85.00%
Beverage                                        35,700      50.00%
Fishing Department                              38,991      75.00%
                                             ---------      ------
   Total Departmental Expenses                $     ??      34.71%

TOTAL DEPARTMENTAL INCOME                     $911,697      65.29%

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General                      $231,261      16.00%
Sales and Marketing                             43,362       3.00%
Energy Cost                                     65,043       4.50%
Property Operations & Maintenance              122,859       8.50%
                                             ---------      ------
   Total Undistributed Operating              $462,527      32.00%

INCOME BEFORE FIXED CHARGES                   $181,151      33.29%

FIXED CHARGES
Management Fee                                 $57,816       4.00%
Taxes and Insurance                             26,966
                                             ---------      ------
   Total Fixed Charges                         $81,782       5.87%

INCOME BEFORE RESERVE                         $396,369      27.42%

Reserve For Replacement                        $57,816       4.00%

CASH FLOW BEFORE DEBT AND TAXES               $338,553      23.42%
                                             =========      ======

            Summary of Estimates of Income and Expenses
                       Pine Lake Trout Club
                   Market Area: Cleveland, Ohio

                                                 2003
ASSUMPTIONS
Permanent Rentals                                    6
Daily Rentals                                        2
Current Membership                                 515
Avg Annual Membership 1 cc Per Member           $1,229
Avg Monthly Rent for Permanent Rentals          863.55
Avg Daily Rate for Daily Rental                $159.80
Permanent Occupancy                               100%
Daily Occupancy                                    32%
Inflation Factor                                  3.5%

REVENUES
Rooms                                          $99,506
Food                                           506,153      80.00%
Beverage                                        75,968      12.00%
Fishing Department                              51,811       8.50%
Membership                                     633,066
Club Service Charge                            111,522      18.00%
Other Income                                    12,661       2.00%
                                             ---------      ------
     Total Revenues                         $1,495,987

DEPARTMENTAL EXPENSES
Rooms                                           10,452      28.00%
Food                                           430,185      85.00%
Beverage                                        37,981      50.00%
Fishing Department                              40,358      75.00%
                                             ---------      ------
   Total Departmental Expenses                $519,280      34.71%

TOTAL DEPARTMENTAL INCOME                     $976,708      65.29%

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General                      $239,358      16.00%
Sales and Marketing                             44,880       3.00%
Energy Cost                                     67,319       4.50%
Property Operations & Maintenance              127,159       8.50%
                                             ---------      ------
   Total Undistributed Operating              $478,716      32.00%

INCOME BEFORE FIXED CHARGES                   $197,992      33.29%

FIXED CHARGES
Management Fee                                 $59,839       4.00%
Taxes and Insurance                             27,910
                                             ---------      ------
   Total Fixed Charges                         $87,750       5.87%

INCOME BEFORE RESERVE                         $410,242      27.42%

Reserve For Replacement                        $59,839       4.00%

CASH FLOW BEFORE DEBT AND TAXES               $350,402      23.42%
                                             =========      ======

            Summary of Estimates of Income and Expenses
                       Pine Lake Trout Club
                   Market Area: Cleveland, Ohio

                                                 2004
ASSUMPTIONS
Permanent Rentals                                    6
Daily Rentals                                        2
Current Membership                                 515
Avg Annual Membership 1 cc Per Member           $1,229
Avg Monthly Rent for Permanent Rentals          893.78
Avg Daily Rate for Daily Rental                $165.40
Permanent Occupancy                               100%
Daily Occupancy                                    32%
Inflation Factor                                  3.5%

REVENUES
Rooms                                         $102,988
Food                                           524,479      80.00%
Beverage                                        78,627      12.00%
Fishing Department                              55,694       8.50%
Membership                                     655,224
Club Service Charge                            118,530      18.00%
Other Income                                    13,404       2.00%
                                             ---------      ------
     Total Revenues                         $1,518,347

DEPARTMENTAL EXPENSES
Rooms                                           10,818      28.00%
Food                                           445,552      85.00%
Beverage                                        39,313      50.00%
Fishing Department                              41,774      75.00%
                                             ---------      ------
   Total Departmental Expenses                $537,454      34.71%

TOTAL DEPARTMENTAL INCOME                   $1,010,892      65.29%

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General                      $247,735      16.00%
Sales and Marketing                             46,450       3.00%
Energy Cost                                     69,676       4.50%
Property Operations & Maintenance              131,609       8.50%
                                             ---------      ------
   Total Undistributed Operating              $495,471      32.00%

INCOME BEFORE FIXED CHARGES                   $515,421      33.29%

FIXED CHARGES
Management Fee                                 $61,934       4.00%
Taxes and Insurance                             28,887
                                             ---------      ------
   Total Fixed Charges                         $90,821       5.87%

INCOME BEFORE RESERVE                         $124,600      27.42%

Reserve For Replacement                        $61,934       4.00%

CASH FLOW BEFORE DEBT AND TAXES               $362,667      23.42%
                                             =========      ======


            Summary of Estimates of Income and Expenses
                       Pine Lake Trout Club
                   Market Area: Cleveland, Ohio

                                                 2005
ASSUMPTIONS
Permanent Rentals                                    6
Daily Rentals                                        2
Current Membership                                 515
Avg Annual Membership 1 cc Per Member           $1,317
Avg Monthly Rent for Permanent Rentals          925.06
Avg Daily Rate for Daily Rental                $171.49
Permanent Occupancy                               100%
Daily Occupancy                                    32%
Inflation Factor                                  3.5%

REVENUES
Rooms                                         $106,593
Food                                           524,525      80.00%
Beverage                                        81,379      12.00%
Fishing Department                              57,643       8.50%
Membership                                     678,157
Club Service Charge                            122,679      18.00%
Other Income                                    13,563       2.00%
                                             ---------      ------
     Total Revenues                         $1,602,539

DEPARTMENTAL EXPENSES
Rooms                                           11,197      28.00%
Food                                           461,447      85.00%
Beverage                                        40,689      50.00%
Fishing Department                              43,232      75.00%
                                             ---------      ------
   Total Departmental Expenses                $556,265      34.71%

TOTAL DEPARTMENTAL INCOME                   $1,046,274      65.29%

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General                      $256,406      16.00%
Sales and Marketing                             48,076       3.00%
Energy Cost                                     72,414       4.50%
Property Operations & Maintenance              136,216       8.50%
                                             ---------      ------
   Total Undistributed Operating              $512,812      32.00%

INCOME BEFORE FIXED CHARGES                   $553,461      33.29%

FIXED CHARGES
Management Fee                                 $64,102       4.00%
Taxes and Insurance                             29,898
                                             ---------      ------
   Total Fixed Charges                         $94,000       5.87%

INCOME BEFORE RESERVE                         $439,461      27.42%

Reserve For Replacement                        $64,402       4.00%

CASH FLOW BEFORE DEBT AND TAXES               $375,360      23.42%
                                             =========      ======


            Summary of Estimates of Income and Expenses
                       Pine Lake Trout Club
                   Market Area: Cleveland, Ohio

                                                 2006
ASSUMPTIONS
Permanent Rentals                                    6
Daily Rentals                                        2
Current Membership                                 515
Avg Annual Membership 1 cc Per Member           $1,363
Avg Monthly Rent for Permanent Rentals         $957.44
Avg Daily Rate for Daily Rental                $177.18
Permanent Occupancy                               100%
Daily Occupancy                                    32%
Inflation Factor                                  3.5%

REVENUES

Rooms                                         $110,324
Food                                           561,514      80.00%
Beverage                                        84,227      12.00%
Fishing Department                              59,661       8.50%
Membership                                     701,892
Club Service Charge                            126,972      18.00%
Other Income                                    14,034       2.00%
                                             ---------      ------
     Total Revenues                         $1,658,628

DEPARTMENTAL EXPENSES
Rooms                                           11,589      28.00%
Food                                           477,287      85.00%
Beverage                                        42,114      50.00%
Fishing Department                              44,746      75.00%
                                             ---------      ------
   Total Departmental Expenses                $575,735      34.71%

TOTAL DEPARTMENTAL INCOME                   $1,082,893      65.29%

UNDISTRIBUTED OPERATING EXPENSES
Administrative & General                      $265,380      16.00%
Sales and Marketing                             49,759       3.00%
Energy Cost                                     74,638       4.50%
Property Operations & Maintenance              140,983       8.50%
                                             ---------      ------
   Total Undistributed Operating              $530,761      32.00%

INCOME BEFORE FIXED CHARGES                   $552,432      33.29%

FIXED CHARGES
Management Fee                                 $66,345       4.00%
Taxes and Insurance                             30,945
                                             ---------      ------
   Total Fixed Charges                         $97,290       5.87%

INCOME BEFORE RESERVE                         $454,913      27.42%

Reserve For Replacement                        $66,345       4.00%

CASH FLOW BEFORE DEBT AND TAXES               $388,497      23.42%
                                             =========      ======

Pine Lake Trout Club                                            Page 59
-----------------------------------------------------------------------



INVESTMENT CLIMATE OVERVIEW

In establishing valuation parameters to apply to the projected operating cash flow from the subject property, we have researched the current market for similar type investments. Given the unique nature of the subject property operations, the appraisers considered national surveys of various property types including retail, hotel and apartments. The subject property incorporates various aspects of these property types and thus it was deemed appropriate to consider all of them in our analysis.

 Arthur Andersen conducts a survey of a select group of hotel companies, investors, developers, investment bankers, and brokers. Our most recent survey was conducted at the end of the third quarter of 1996. In addition Peter F. Korpacz Inc. also periodically surveys real estate investors for investment rate information on various property types including the multi-family and retail property types. The following tables summarize the results of these investor surveys.

==============================================================
            ARTHUR ANDERSEN HOTEL INVESTOR SURVEY
                     THIRD QUARTER 1996

                                              Range
                                              -----
Free and Clear Discount Rates              12.0%-15.0%

Terminal Capitalization Rates              10.0%-12.5%

Going-In Capitalization Rates              10.0%-11.0%

Equity Return Req. (leveraged)             20.0%-30.0%

Equity Return Req. (unleveraged)           12.0%-18.0%

Cash on Cash Return Requirements           10.0%-17.5%
==============================================================


======================================================================
                      SUMMARY OF DISCOUNT RATES
                        RETAIL AND APARTMENTS
======================================================================
                        Publication
Publication             Date            Low       High      Average
-----------             ----            ---       ----      -------
Korpacz Investor
 Survey (Apts)          3rd Qtr 1996    10.00%    12.50%    11.30%
Korpacz Investor
 Survey (Retail)        3rd Qtr 1996    10.00%    14.00%    11.49%
======================================================================

Pine Lake Trout Club                                            Page 60
-----------------------------------------------------------------------




======================================================================
                    SUMMARY OF TERMINAL CAPITALIZATION RATES
                             RETAIL AND APARTMENTS
======================================================================
                        Publication
Publication             Date            Low       High      Average
-----------             ----            ---       ----      -------
Korpacz Investor
 Survey (Apts)          3rd Qtr 1996    8.50%     10.50%    9.32%
Korpacz Investor
 Survey (Retail)        3rd Qtr 1996    8.25%     13.50%    9.91%
======================================================================


DISCOUNTED CASH FLOW ANALYSIS

The discounted cash flow (DCF) technique converts the projected stream of benefits, either before or after financing, as appropriate, into a present value. Once the projection of net income or cash flow is accomplished, a discount rate and capitalization rate at reversion must be chosen. The selection of these rates is necessarily subjective, since investor criteria for the acquisition of real property is subject to variation, and no organized property exchange exists.

Discount Rates

A free and clear discount rate is used to discount future earnings without regard to any leverage or financing. Since there had been a general lack of hotel and trout club and overall recreational facility financing over the last several years, most of the larger transactions have involved all cash purchases. Discount rates (or internal rate-of-return requirements) typically vary by a number of factors: long-term investor-return requirements on alternative investments; type and motivation of investor; property type -- e.g., hotel, apartments, etc.; and local market area conditions. Our review of the selected investor surveys indicated that investors are currently assuming discount rates that range from 10 to 18 percent. The survey's average free and clear discount rates were 14 percent for hotels (including unleveraged equity returns), 11.3 percent for apartments and
11.49 percent for retail strip centers. After giving consideration to these surveys, as well as to the type of property being appraised, its uniqueness, its competitiveness in its market place, and general market conditions, a discount rate of 15.0 percent is judged to be appropriate.

Pine Lake Trout Club                                            Page 61
-----------------------------------------------------------------------



Terminal Capitalization Rates

The "exit" capitalization rate at reversion is used to convert the projected stream of income beyond the last year of the projection period into a value at the end of the projection period. Our investor survey revealed capitalization rates ranging from 8.5 to 13.5 percent, with a survey average of approximately
10.0 percent for hotels, 9.32 percent for apartments and 9.91 percent for retail strip centers. Given the stable nature of the subject income tempered by the uniqueness of the subject property, the appraisers selected a conservative terminal cap rate. On the basis of this analysis, a terminal capitalization rate of 11.0 percent is judged to be appropriate for the subject property.

Conclusion by Discounted Cash Flow Analysis

Application of the discounted cash flow technique to the total projected net income for the appraised property yields a market value estimate of the fee simple interest in the subject of $2,600,000. The table on the following page presents our discounted cash flow analysis.

                  Discounted Cash Flow Analysis
                       Pine Lake Trout Club
                         Cleveland, Ohio

                                                      Net Present Value
       Income Before   Residual       Discount          Income Before
Year   Debt Service    Value(1)   Factor(2) & (3)     Debt Service
----   -------------   --------   ---------------   -----------------
1997     $279,855                      0.8696              $243,352
1998       292,340                     0.7561               221,051
1999       305,355                     0.6575               200,776
2000       316,043                     0.5718               180,699
2001       327,104                     0.4972               162,629
2002       338,553                     0.4323               146,366
2003       350,402                     0.3759               131,729
2004       362,667                     0.3269               118,556
2005       375,360                     0.2843               106,701
2006       388,497     $4,010,884(4)   0.2472             1,087,460
                                                          ---------

                             Value at January 1, 1997:  $2,600,000 RD

Notes:
(1)   Income Before Reserve ($454,843) in the exit year was capitalized at
      11.0 percent.
(2) Income was discounted to net present value using a 15.0 percent discount rate.
(3)   Analysis uses end-point discounting.
(4)   A sales commission of 3.0 percent was assumed.

Pine Lake Trout Club                                            Page 63
-----------------------------------------------------------------------



            D. RECONCILIATION AND FINAL VALUE ESTIMATE

Valuation of the appraised property has been developed by the direct sales comparison approach and the income approach. Various appraisal techniques and methods were utilized in these analyses and the fee simple value estimates derived by each approach is summarized as follows:

                                       $ Amount
                                       --------
Cost Approach:                            N/A

Sales Comparison Approach                 N/A

Income Approach                       $2,600,000

Reconciled Value Indication           $2,600,000


The Cost Approach is most useful when valuing new or nearly new properties or when appraising special purpose properties. The reliability of this approach is diminished as buildings and other forms of improvement increase in age and begin to depreciate. The resulting loss in value becomes increasingly difficult to accurately quantify. The cost approach was therefore not utilized in valuing the subject property.

The Sales Comparison Approach is frequently a good indicator of value, especially when a sufficient number of relevant transactions with reliable information on each is available. Due to the unique nature of the subject property, the appraisers were not able to locate any truly comparable sales. However, this approach was utilized to determine the value of the subject property's excess land.

The income capitalization approach is generally considered the most applicable method for estimating the value of investment properties, as it incorporates the economic motivations of buyers and sellers in the analysis. The reliability of this approach is enhanced when adequate data are available to assure proper development of the income, expense, and capitalization rate analysis.

Pine Lake Trout Club                                            Page 61
-----------------------------------------------------------------------



Based upon our research and analysis, it is our opinion that the market value of the fee simple interest, including furniture, fixtures and equipment, goodwill and excess land as of January 1, 1997 is

             TWO MILLION SIX HUNDRED THOUSAND DOLLARS
                           ($2,600,000)

In accordance with the Uniform Standards of Professional Appraisal Practice (USPAP), prepared by The Appraisal Standards Board of The Appraisal Foundation, it is necessary to identify and separately value any personal property, fixtures, or intangible items that are not real property but are included in the appraisal. Personal property and fixtures in the trout club consists of a variety of components including cabin case-goods for two cabins, bathroom fixtures, restaurant and kitchen equipment, signage, computers and other related items. Our physical inspection of the property indicated that these items were generally in good condition relative to the age of the property.

We estimate that the replacement cost for the furniture, fixtures, and equipment at the subject club is approximately
$80,000 in constant 1996 dollars. This estimate is based upon our inspection of the property and a review of the subject property personal property taxes.

Since the club's furniture, fixtures, and equipment and goodwill is such an integral component of the facility's ability to generate income and is seldom removed from the property or sold separately, the value produced by the separation of the personal property and goodwill components from the real property is not particularly meaningful.

Pine Lake Trout Club
-----------------------------------------------------------------------


                           F. ADDENDA

Pine Lake Trout Club
-----------------------------------------------------------------------




                F.1 SUBJECT PROPERTY PHOTOGRAPHS

Pine Lake Trout Club
-----------------------------------------------------------------------






                       Main Lodge Exterior









                     Paste Photograph #2 Here














                       Main Lodge Interior

Pine Lake Trout Club
-----------------------------------------------------------------------







                    Typical Residential Cabin








                    Typical Residential Cabin

Pine Lake Trout Club
-----------------------------------------------------------------------










                      Dining Cabin Exterior









                      Dining Cabin Interior

Pine Lake Trout Club
-----------------------------------------------------------------------




                 F.2 PROPERTY LEGAL DESCRIPTION

                             EXHIBIT A
                             ---------

                      (Pine Lake Trout Club)

PARCEL 1: Situated in the Township of Bainbridge, County of
Geauga and State of Ohio and known as being a part of Original
Bainbridge Township Lot No. 20, Tract 1, bounded and described as follows:

Beginning at a point in the centerline of Chillicothe Road (State Route 306) 60 feet wide, said point being the southwesterly corner of a parcel of land conveyed to J. Kirby by deed recorded in Volume 247, Page 694 of Geauga County Deed Records; Thence S. 87o 37' 00" E, along the southerly line of said J. Kirby parcel
300.00 feet to an iron pin and the principal point of beginning of the parcel herein described:

Course No. 1 - Thence S. 87o 37' 00" E, continuing along the southerly line of said J. Kirby parcel and the southerly line of a parcel of land conveyed to L. and M. Ecsy by deed recorded in Volume 753, Page 80 of Geauga County Deed Records, 2315.00 feet to a point on the westerly line of a parcel of land conveyed to
L. and M. Ecsy by deed recorded in Volume 580, Page 840 of Geauga County Deed Records;

Course No. 2 - Thence S. 3o 21' 25" W., along the westerly line of said Ecsy parcel, 891.66 feet to a stone, said point being the northwesterly corner of the Tanglewood Subdivision No. 9, Phase
II as recorded in Volume 11, Page 85 of Geauga County Map
Records;

Course No. 3 - Thence S. 3o 00' 58" W., along the westerly line of said Tanglewood Reserve Subdivision No. 9, Phase II and the westerly line of Tanglewood Reserve Subdivision No. 8 as recorded in Volume 9, Page 142 of Geauga County Map Records, 512.39 feet to an iron pin at the northeasterly corner of a parcel of land conveyed to D.C. McClennan by deed recorded in Volume 515, Page 406 of Geauga County Deed Records;

Course No. 4 - Thence N. 87o 40' 30" W., along the northerly line of said D.C. McClennan parcel and the northerly line of a parcel of land conveyed to W.C. McClennan by deed recorded in Volume
704, Page 38 of Geauga County Deed Records, 2587.85 feet to a point in the centerline of said Chillicothe Road passing through an iron pin distant S. 87o 40' 30" E., 30.00 fee therefrom;

Course No. 5 - Thence N. 2o 07' 30" E., along the centerline of said Chillicothe Road, 1106.54 feet to a point being the southwesterly corner of a parcel of land conveyed to J.R. and K.S. Andras by deed recorded in Volume 637, Page 1220 of Geauga
County Deed Records;

                                14


Course No. 6 - Thence S. 87o 37' 00" E., along the southerly line of said Andras parcel, 300.00 feet to the southeasterly corner thereof and passing through an iron pin distant 30.00 feet from the centerline of said Chillicothe Road;

Course No. 7 - Thence N. 2o 07' 30" E., along the easterly line of said Andras parcel 300.00 feet to the principal point of beginning and containing 81.822 acres of land be the same more or less but subject to all legal highways and easements of record.

Parcel No. 2:

Non-Exclusive easement for ingress and egress for the benefit of Parcel No. 1 herein created and defined by Easement filed
February 3, 1969 in Volume 501 Page 157 of Geauga County Records over the following described premises:

Situated in the Township of Bainbridge, County of Geauga, and State of Ohio and being a part of Lot No. 20 of Tract No. 1 within said Township and described as follows:

Beginning at a point in the centerline of Chillicothe Road so called at the Southwesterly corner of land deeded by Myra L. Gibbs July, 1932 to H.N. Mills and recorded in Volume 188, Page 491 of Geauga County Records of Deeds. Thence South 87 degrees 37 minutes East through an iron pipe 30 feet therefrom along the southerly line of Mills land, a distance of 300 feet. Thence South 2 degrees 7 minutes 30" West, a distance of 30 feet. Thence North 87 degrees 37 minutes West a distance of 300 feet to the centerline of said Chillicothe Road. Thence North 2 degrees 7 minutes 30" East along the said road's centerline, a distance of 30 feet to the place of beginning, be the same more or less, but subject to all legal highways.

Parcel No. 3:

Non-Exclusive Easement for ingress and egress for the benefit of Parcel No. 1 created and defined by Easement filed June 25, 1976 in volume 589, Page 245 of Geauga County Records over the following described premises:

Situated in the Township of Bainbridge, County of Geauga and State of Ohio: known as being a part of Lot 20, Tract 1 in said
Township and is bounded and described as follows:

Beginning in the east sidelines of Chillicothe Road where the same is intersected by the south line of land of H.N. Mills, as recorded in Volume 188, Page 491 of Geauga County Deed Records:
Thence along the east sideline of Chillicothe Road, South 02 degrees 07 minutes and 30 seconds West, a distance of 30.00 feet to the principal place of beginning: Thence from said principal place of beginning, South 87 degrees and 37 minutes East, a

                                15

distance of 150.00 feet to a point; Thence by a line which bears South 88 degrees 34 minutes and 10 seconds West, a distance of
150.29 feet to the east sideline of Chillicothe Road; Thence along said sideline, North 02 degrees 07 minutes and 30 seconds East, a distance of 10.00 feet to the principal place of beginning.

EXCEPT FOR THE FOLLOWING PARCEL OF LAND:

Situated in the Township of Bainbridge, County of Geauga and State of Ohio, and known as being a part of Original Bainbridge
Township Lot No. 20, Tract No. 1, bounded and described as follows:

Beginning at the northeasterly corner of land of Charles E. and Suzin H. Williams as recorded in Volume 582, Page 396 of Geauga County Record of Deeds, said point also being on the southerly line of land of James R. Kirby as recorded in Volume 247, Page 694 of Geauga County Record of Deeds:

           Thence S. 87o 37' 00" E. along the southerly line of said James R. Kirby a distance of 407.00 feet to a point;

           Thence S. 23o 02' 00" E. a distance of 315.28 feet to a point;

           Thence S. 30o 48' 00" E. a distance of 288.98 feet to a point;

           Thence S. 81o 30' 32" E. a distance of 906.07 feet to a point;

           Thence S. 31o 38' 00" W. a distance of 261.00 feet to a point;

           Thence S. 87o 36' 00" W. a distance of 355.00 feet to a point;

           Thence S. 72o 37' 00" W. a distance of 184.00 feet to a point;

           Thence S. 0o 54' 00" W. a distance of 446.00 feet to a point;

           Thence S. 21o 47' 00" W. a distance of 226.00 feet to a point;

           Thence S. 49o 07' 00" W. a distance of 295.00 feet to a point;

           Thence S. 89o 02' 00" W. a distance of 64.00 feet to a point;

                                16

           Thence N. 25o 08' 00" W. a distance of 492.00 feet to a point;

           Thence N. 16o 21' 00" E. a distance of 411.00 feet to a point;

           Thence N. 30o 48' 00" E. a distance of 109.70 feet to a point;

           Thence N. 23o 02' 00" W. a distance of 321.22 feet to a point;

           Thence N. 87o 37' 00" W. a distance of 368.81 feet to a point on the easterly line of land of said Charles E. and Suzin
H. Williams;

           Thence N. 2o 07' 30" E. along the easterly line and to the northeasterly corner of land of said Charles E. and Suzin H.
Williams; a distance of 60.00 feet to the place of beginning.

Pine Lake Trout Club
-----------------------------------------------------------------------



                      F.3 ZONING REGULATIONS

                        ZONING REGULATIONS
                        ------------------

                            CHAPTER 139
                  R-3A Rural Residential District

139.01  Establishment.              139.04  Conditions of Cluster
139.02  Use regulations.                     Development.
139.03  Height, area, yards and     139.05  Conditions of Tennis
         bulk.                               Club.
-----------------------------------------------------------------

      139.01  ESTABLISHMENT.

      In accordance with Sections 101.02 and 131.04(b), and to provide for development of lands within the Township zoned for residential use, in accordance with the ability of such lands to support development without central water supply and/or central sewerage disposal facilities; to prevent pollution of such lands and neighboring lands and the destruction of the underlying water table or aquifers by excessive development, and; to protect the water table or aquifer recharge areas, the R-3A Rural Residential District is established along with the following regulations.

      139.02  USE REGULATIONS.

      Same as R-5A District in Section 135.02.

      139.03  HEIGHT, AREA, YARDS AND BULK.

      (a)  Height.  Same as R-5A District in Section 135.03(a).

      (b)  Lot and Yard Requirements. Same as R-5A District in
           Section 135.03(b) except the minimum lot area shall be 130,630 square feet (3 acres), and the minimum lot width shall be 200 feet.

      (c)  Dwelling Bulk.  Same as R-5A District in Section
           135.03(c).

      (d)  Floor Area.  Same as R-5A District in Section
           135.03(d).

      (e) Signs. All signs shall conform to requirements of Chapter 173.

      139.04  REGULATIONS AND STANDARDS FOR CLUSTER DEVELOPMENTS
              AS A CONDITIONAL USE

      Cluster developments may be permitted in a R-3A District according to the provisions of Section 135.04 except that in a R-3A District, the following modifications shall apply:

                                19



      (a) The minimum land area for a cluster development shall be nine (9) acres.

      (b) The maximum density shall be one (1) unit for each three (3) acres within the land area designated for a cluster development, provided that the maximum density on any single acre in the cluster development shall not exceed three (3) units per acre.

                        ZONING REGULATIONS
                        ------------------

                            CHAPTER 135
               R-5A Rural Open Residential District

135.01  Establishment.              135.04  Conditions of Cluster
135.02  Use Regulations.                     Development.
135.03  Height, area, yards and     135.05  Conditions of Tennis
         bulk.                                    Club.
-----------------------------------------------------------------
      135.01.  ESTABLISHMENT.

      In accordance with Sections 101.02 and 131.04(a), and: to provide for development of lands within the Township zoned for residential use which, by reason of adverse ecological conditions, have a limited capacity to support development; to prevent pollution of such lands and neighboring lands and the destruction of the underlying water table or aquifers by excessive development, and to protect the water table or aquifer recharge areas, the R-5A Rural Open Residential District is established along with the following regulations.

      135.02.  USE REGULATIONS.

      (a) Permitted Uses. Only the following uses shall be permitted:

              No Zoning Certificate Required.
                 Bainbridge Township government buildings and
                    uses.
                 Oil and gas wells subject to compliance with
                    Chapter 731.
                 Public utility or railroad as exempted by Ohio R.
                    C. 619.21.

              Zoning Certificate Required.
                 Single-family dwellings including industrialized
                    units affixed to a permanent foundation but excluding manufactured homes.
                 Family home residential facilities as defined and
                    licensed by the State, permitted by Ohio R. C. 5123.19(D), but subject to single-family dwelling area, height, yard and architectural requirements that are uniformly imposed.
                 Public schools.
                 Type B family day-care homes as defined by Ohio
                    R. C. 6134.064.

      (b) Conditional Uses. Only the following conditional uses shall be permitted after obtaining a conditional zoning certificate in accordance with the provisions of Chapter 117.12 of this Zoning Resolution:

                 Churches provided no part of any building or
                    land for church use shall be used for
                    business, commercial use or nonchurch related activities.
                 Cluster Development.
                 Governmental buildings and uses.
                 Private and parochial schools.

                 Publicly owned parks, playgrounds or other
              recreational facilities but excluding
                   privately owned facilities.
                 Cemeteries.
                 Adult family homes provided all required State
                    approvals are first obtained relative to such home, elderly placements, qualifications of caregivers and facilities, services, accommodations and continuous monitoring. Caregivers shall be permanent home residents, total residents shall not exceed one and one-half (1.5) persons per bedroom and placement accommodations shall be on the first floor unless otherwise approved by the Zoning Inspector. A minimum of two (2) environmental options shall be provided, such as a landscaped yard, gardening, patio or screened porch, which shall be approved by the Zoning Inspector for adequacy and safety.
                 Tennis Club.

      (c) Accessory Uses. Only the following accessory uses or accessory structures shall be permitted after obtaining a zoning certificate:
                 Private attached or detached garages and
                    carports, barns, tool sheds, storage and utility buildings, and animal shelters.
                 Private recreational facilities including tennis
                    courts and skating rinks.
                 Private swimming pools provided they are fenced
                    or walled with a fence at least 4 feet in height completely enclosing the pool or the yard containing the pool. The fence must be designed to limit access to children and any gates must be lockable. The fence must extent to within three inches of the ground and to within three inches of any building that is part of the perimeter of the fenced area.
                 Wind energy systems including windmills and wind
                    generators.
                 Ground mounted satellite dishes and UHF
                    television antennas, and roof-mounted
                    satellite dishs and UHF television antennas extending more than twelve (12) feet in height above the roof from the point of anchorage.

                 HOME OCCUPATION: A Home Occupation as defined here shall be allowed as a permitted accessory use in a R-3A and R-5A Residential Zone subject to the requirements of Sections 135 and 139 respectively and the following regulations.

                 (1) Statement of Purpose. The purpose of the Home Occupation section of this resolution is to provide the opportunity for the use of the dwelling unit for limited business purposes subject to regulations designed to maintain the residential character of the dwelling unit, the lot and the neighborhood; minimize the conflict of the home occupation use with surrounding residential uses, and to protect residential property values.

                 (2)   Definition.
                 See "Home Occupation" in Chapter
                           105.02(31).

                 (3)   Regulations for Home Occupations.
                       The following regulations shall be applied by the Zoning Inspector in reviewing and deciding upon any application for a zoning certificate for a home occupation.
                       a. There shall be no exterior indication of
                          the Home Occupation, except as provided
                          in Section 3(k) and (l).
                       b. No external alterations, construction,
                          or reconstruction of the dwelling unit
                          on the lot to accommodate the home
                          occupation shall be permitted.
                       c. There shall be no outside storage of
                          any kind related to the home
                          occupation; only commodities produced
                          within that portion of the dwelling
                          unit designated for home occupation
                          shall be sold, such commodities shall
                          be sold only from within that portion
                          of the dwelling unit designated for
                          home occupation use, and no display of
                          products shall be visible from the
                          street.
                       d. Not more than twenty-five (25) percent
                          of the gross floor area of the dwelling
                          unit or an accessory building shall be
                          devoted to the home occupation.
                       e. Off-street parking spaces in connection
                          with the home occupation shall not be
                          located in the front yard setback nor
                          in the front of the dwelling unit,
                          except in the driveway, and shall
                          comply with the requirements of Chapter
                          169. Additional parking for one
                          employee as specified in (j) and
                          Chapter 169 shall be provided and such
                          parking must be off-street.
                       f. There shall be no more than one Home
                          Occupation within any single dwelling
                          unit or an accessory building on a lot.
                       g. A Home Occupation as provided in this
                          section shall be carried on wholly
                          within the principal dwelling unit or
                          an accessory building, including
                          storage of equipment or materials.
                       h. Any noise, vibration, smoke, electrical
                          interference, dust, odors, or heat
                          shall not be detectable beyond the lot
                          lines or beyond the walls of the
                          dwelling unit, if the unit is part of a
                          multifamily structure.
                       i. A Home Occupation shall be owned and
                          operated by the person, or his
                          immediate family, living and working
                          within the dwelling unit or an
                          accessory building.
                       j. No more than one person shall be
                          present and working at the Home
                          Occupation at one time, other than the
                          residents of the dwelling unit. This
                          includes people who entered into a
                          contract to provide services for the
                          Home Occupation.
                       k. Signs shall be allowed as provided in
                             173.09.
                       l. Any vehicle with a business name or
                          sign on it shall be parked in a fully
                          enclosed building except as provided in
                          Section 3.(e).

                 (4)   Multifamily dwelling units. Home
                       Occupations that attract customers,
                       clients, or students to the premises for sales or services shall not be allowed in multifamily dwelling units.

                 (5)   Home Occupations that comply with the
                       above regulations shall be permitted in
                       any R-3A and R-5A residential district
                       upon the issuance of a zoning certificate to the applicant.


      135.03  HEIGHT, AREA, YARDS AND BULK.

      (a) Height. No building or other structure shall exceed a height of thirty-five (35) feet or two and one-half
           (2.5) stories, whichever is less.

      (b) Lot and Yard Requirements. No building or structure shall be erected, nor shall land be used or developed unless in conformity with the following requirements. All dimensions shall be exclusive of streets, or public rights of way and lands subject to easements of record:

                                         Feet (except as indicated)
                                         --------------------------
           Minimum lot area              217,800 sq. ft. (5 acres)
           Maximum lot coverage
             Residential                           10%
             Other                                 40%
           Minimum lot width                       250
           Minimum front yards                     100
           Minimum side yard                        50
           Minimum side yard abutting
            a street on corner lot                  75
           Minimum rear yard depth                  90
           Minimum front lot lines                  60

      (c) Dwelling Bulk. Dwelling shall have a minimum area of one thousand (1,000) square feet of living space by outside dimensions, exclusive of porches, garages and cellars or basements.

      (d) Floor Area. Dwellings or structures shall have the following minimum floor areas:

           Bedrooms                Square Feet
           --------                -----------
           1 or 2                      1200
           Each additional           Add 150

      (e) Signs. All signs shall conform to requirements of Chapter 173.

      (f) Ground mounted satellite dishes or ground mounted antennas shall be restricted to rear yards.

      (g) Address Numbers. All dwellings must have address numbers posted at least twenty-four inches (24") above the finished grade within fifty feet (50') of the road right-of-way or affixed to a roadside mailbox located within thirty feet (30') of the lot. Address numbers must be clearly visible from the road.

      135.04 REGULATIONS AND STANDARDS FOR CLUSTER DEVELOPMENT AS A CONDITIONAL USE

      (a) In addition to the purposes set forth in Sections 101.02, 131.04(a) and 135.01, it is a further purpose of the Township's Zoning Resolution to permit cluster development when a more flexible arrangement of buildings and roadways, compared to a conventional subdivision development, will:

           (1) Maximize preservation of natural resources of the Township such as steep slopes, wetlands and ponds, woods, drainage courses and streams,

           (2) Provide common open space amenities for the enjoyment of the residents, and

           (3) Afford through site design flexibility the opportunity to offset any potential adverse impacts of adjacent non-residential uses, utilities or major highways.

           In satisfying the intention of this subsection, a cluster development shall also comply with the standards and requirements of subsections (b) through
           (q).

      (b) Dwelling units may be in detached, semi-detached or attached family structures or any combination thereof.
           No more than three (3) dwelling units may be attached in any one building.

      (c) Non-commercial recreational uses may be permitted to the extent that they are designed to serve the residents of the cluster development, including tennis courts, ponds, swimming pools, bridle trails, stables, picnic pavilions, hiking trails, putting greens, chip-and-putt areas, conventional sports playing fields, and maintenance buildings.

      (d) Sewage facilities shall meet all Geauga County regulations.

      (e) The minimum land area for a cluster development shall be 15 acres.

      (f) The maximum density shall be one (1) unit for each five (5) acres of land area designated for cluster development, provided that the maximum density on any single area in the cluster development shall not exceed three (3) units per acre.

      (g) A minimum of twenty-five (25) percent of the gross land area shall be devoted to common open space. In satisfying this requirement, such common open space shall not include parking lots, access drives, the minimum space between buildings, space between parking and buildings, space between parking and property lines, the minimum spacing between property lines and buildings or similar land fragments.

           An application for a cluster development shall include a statement or preliminary documents submitted by the applicant indicating the intended ownership of the common open space (such as a homeowner's association, condominium association, or similar entity) and the manner in which such common open space shall be preserved and maintained. Based on these statements or preliminary documents, a conditional use permit may be issued by the Board of Appeals provided that no subsequent zoning certificate shall be issued in response to any application for a proposed dwelling until the Board of Appeals has approved the document(s) and/or the restrictive covenant(s) related to the ownership, preservation, and maintenance of the common open space. Prior to approving the document(s), the Board of Appeals may seek the opinion and the advice of legal counsel.

      (h) Minimum Dwelling Arrangements. The following regulations shall apply. (See Dwelling Arrangements
           Illustration)

           (1) Overlapping Dwellings. The minimum distance between the exterior walls of overlapping dwellings (dwellings which are parallel or within 30 degrees of being parallel) shall be:

                      2LA + HA + HB
                       -------------
                             4

                 Where "LA" is the length of dwelling "A"; from which perpendicular lines intersect dwelling "B", and "HA" and "HB" are the respective heights of these dwellings; provided the perpendicular distance between a wall containing the principal windows of a dwelling unit and any other exterior wall shall be at least 50 feet.

           (2) Angular Arrangements. The minimum distance between the exterior walls of overlapping dwellings which are not parallel or within 30 degrees of being parallel shall be:

                       2LA + HA + HB + K
                       -----------------
                               4

                 Where the elements are the same as in Paragraph
                 (1) above and "X" varies with the angle "n" between dwelling "A" and "B" as follows:

                    30 deg. to 34 deg.    K = 10 feet
                    35 deg. to 39 deg.    K = 20 feet
                    40 deg. to 49 deg.    K = 25 feet
                    50 deg. to 54 deg.    K = 20 feet
                    55 deg. to 59 deg.    K = 10 feet

           (3) Non-Overlapping Dwellings. The minimum distance between the exterior walls of non-overlapping dwellings shall be:

                       HA + HB
                       -------
                          2

      (i) Site coverage with structures, decks, patios, drives, roads and recreation facilities shall be no more than fifteen percent (15%) of the total cluster development.

      (j) A minimum of three (3) parking spaces per unit, with at least one of the required spaces being within a parking garage. The spaces shall be outside of the private drive(s) serving the development.

      (k) The Township Fire and Police Departments shall determine that their vehicles have adequate access to all dwelling units within the cluster development.

      (l) Roads, drives and cul-de-sacs may be privately owned and maintained by the homeowners or publicly dedicated. Driveway widths may vary, but main drives shall be no less than 20' in width with no parking permitted on them. Appropriate county construction standards shall apply for all main drives whether public or private. Main drives are equivalent to "local roads" (residential, light traffic) as shown in Table 1, Minimum Road Construction for Subdivisions, the Rules and Regulations and Standard Specifications Adopted by

           The Geauga County Board of Commissioners for the Construction of Streets, Curbs, Gutters, Sidewalks, Street Lights, Storm Sewers, and Other Utilities and Facilities, effective date of August 1, 1984. When approving the development plan, the Board of Appeals may waive the requirement that curbs and sidewalks be constructed when they determine that adequate alternative means for drainage and pedestrian movements have been provided in the project.

           If a curb is not provided, the edge of the pavement shall be grassed, seeded and well maintained and the storm drainage system shall be adequately designed to prohibit standing water.

           If private streets are proposed, the developer shall submit with the application for a Conditional Zoning Certificate detailed drawings indicating that road construction will be in compliance with county subdivision standards. In addition, the Township Trustees may require, as part of the application fees, that sufficient amounts will be placed on deposit to defray the costs of the Township inspecting the road during construction and verifying that construction is in compliance with county standards.

           All detailed road construction drawings must be prepared and certified by a registered professional civil engineer.

           A zoning certificate for individual dwellings or structures shall not be issued until the roads for each phase of the development, as necessary to serve the proposed dwellings or structures, are completed, inspected, and found to be constructed in accordance with the approved construction plans and are in good repair.

      (m) No dwelling unit shall be closer than 100 feet to a front lot line or 90 feet to any other perimeter property line of the cluster development.

      (n) A planning buffer, a natural landscape buffer and/or earth berming shall be provided at the perimeter of the cluster development.

      (o) Each application shall include a development plan drawn to scale by a registered professional surveyor, engineer, architect or landscape architect, certified by the applicant and his surveyor, engineer, architect or landscape architect, showing the dimensions and configuration of the parcel(s), existing and proposed structures, main drives, driveways, recreational facilities, open space, parking areas, and easements; the location and configuration of landscape buffers, topographical and drainage features and facilities, vegetation, and soil types; and an erosion and sediment control plan which has been approved by the Geauga County

           Soil and Water District.

      (p) Prior to being issued a building permit from the County for any dwelling in a cluster development, the applicant shall first apply for a zoning certificate from the Township Zoning Inspector. Such zoning certificate may be issued if the Inspector determines that the proposed dwelling or structure complies with the conditional zoning certificate for the cluster development. If the Zoning Inspector determines that the proposed dwelling or structure does not so comply, the zoning certificate shall not be issued. When not issued, the applicant may appear before the Township Zoning Board of Appeals which shall either:

           (1)   Determine that the proposed dwelling or
                 structure does substantially comply with conditional zoning certificate and instruct the Zoning Inspector to issue the zoning certificate,

           (2) Confirm the ruling of the Zoning Inspector that the proposed dwelling or structure does not comply with the conditional zoning certificate, or

           (3) Consider amending the cluster development plan according to the procedures for Conditional Uses in Chapter 117.

      (q) Ponds and lakes shall be equipped by the developer with dry hydrant(s) meeting the Bainbridge Fire
           Department's specifications, and located per the direction of the Fire Department.

      135.05  CONDITIONS OF TENNIS CLUB.

      Private tennis club including accessory buildings, structures, and uses as provided under paragraph (g) herein. A private tennis club and accessory buildings, structures, and uses shall conform with the following conditions:

      (a) The minimum lot size shall be ten (10) acres, calculated exclusive of the area within any road right-of-way, and shall be held in the same ownership.

      (b) Every building and structure shall be set back at least one hundred (100) feet from the road right-of-way margin and eighty (80) feet from all property lines.

      (c)  The minimum lot frontage shall be one hundred fifty
           (150) feet.

      (d)  The maximum lot coverage shall be forty (40) percent.

      (e) Where exterior lighting is provided in or around such use, it shall be arranged so that no annoying glare is directed or reflected toward other buildings or streets adjacent to the tennis club.

      (f) Retail sales and services shall not be permitted except those incidental to the running of the complex, restaurant, snack bar, pro shop, pool and private parties.

      (g) The following accessory facilities shall be permitted for the use of members and their guests only:
           (1)   Platform tennis courts
           (2)   Health club facilities
           (3)   Bath house, dressing rooms, sanitary facilities
           (4)   Swimming pool (Maximum 5,000 square feet)
           (5)   Volleyball courts
           (6)   Squash and racquetball courts

      (h)  The following activities will not be permitted:
           (1)   Picnic grounds
           (2)   Barbeque pits
           (3) Tents, cabins, trailers, and similar structures used for residential occupancy whether temporary or permanent.

      (i) Membership for each private tennis club shall be limited to 700 members for each ten (10) acres of club; however, when a club forms an integral part of a housing development and so provides the open space (Section 510.30 and 511.40), the members limit shall apply to those living outside of the development.

      (j) A conditional zoning permit shall be issued for a period not to exceed five (5) years from the date of issuance. Application for renewal of such certificate shall be made 60 days prior to the expiration of such certificate.

           A conditional zoning certificate shall be revoked upon a change of ownership or lease of the premises unless a new application is made for such a certificate by the new owner or lessor within fifteen (15) days of the date of transfer or lease.

           Any failure to comply with the conditions approved by the Board for the issuance of a conditional zoning certificate shall constitute a revocation of such certificate only after a hearing is held. Reinstatement is not automatic, if a conditional zoning certificate has been revoked, the procedure set forth in this Zoning Resolution for the issuance of another certificate must be followed. See Section 117.12.

                         ZONING REGULATIONS

                             Table 1
                            -------

                    MINIMUM ROAD CONSTRUCTION FOR SUBDIVISIONS

                         Pavement Width           Pavement Thickness
                         -------------- ---------------------------------------
                                        Reinforced Asphalt Concrete  Full Depth
                                        Concrete   Aggregate Base    Asphalt
                                        ---------- ----------------  ----------
                                No      4000       304   301  404    301    404
      ROAD CLASS         Curbs  Curbs   Concrete   Agg.  Base Surf.  Base  Surf.
----------------------- -----  -----  --------   ----  ---- -----  ----  -----
1. Collector Roads        28'    24'       8"       6"    5"   14"    8"     14"

2. Marginal
 Access Roads             20'    24'       8"       6"    5"   14"    8"     14"

3. Local Roads

   a. Residential,
     Light Traffic        24'    20'       7"       6"    4"   14"    6"     14"


   b. Residential,
      Medium Traffic      26'    22'       8"       6"    5"   14"    7"     14"

   c. Commercial and
      Indus. Park         20'    24'       9"       6"    6"   14"    8"     14"




A collector road connects local roads with arterial roads.

A marginal access road is parallel to a freeway or arterial road and provides access to local roads.

A residential light traffic road is dead end rural serving less than 50 sublots.

A residential medium traffic-road is a dead end road serving more than 50 sublots, or a road passing a residential area but out of line of through traffic.

Commercial and industrial park roads are roads in subdivisions having commercial and/or industrial enterprises served by trucks.

In case of question, the County Engineer will decide on the road class for construction purposes.

                  F.4 EXCESS LAND PURCHASE OPTION

WP-BT/AIRCOA-8             option to purchase        02/18/87

                        OPTION TO PURCHASE

           THIS OPTION TO PURCHASE, dated as of February 29, 1987 is between AIRCOA HOTEL PARTNERS, L.P., a Delaware limited partnership ("AHP") and NEWPART, L.P. a Colorado limited partnership ("Newpart").

                         R E C I T A L S:

           A. Pursuant to that certain Hotel Contribution
Agreement, dated ___________, amended, between Newpart and AHP, Newpart contributed to AHP certain real property, improvements thereon and other assets comprising the Pine Lake
Trout Club located in Bainbridge, Ohio (the "Club"), in exchange for limited partnership units in AHP.

           B. As a condition to such contribution by Newpart, AHP agreed to grant to Newpart an option to purchase or lease certain undeveloped land comprising a portion of the club, as more particularly described on Exhibit A attached hereto and by this reference made a part hereof (the "Property").

           C. AHP and Newpart desire to set forth their mutual agreement relative to the granting by AHP to Newpart of an option to purchase or lease the Property.

           NOW, THEREFORE, FOR THE CONSIDERATION STATED BELOW
AND OTHER GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, AHP and Newpart hereby agree as follows:

           1. Grant of Option. AHP grants to Newpart an irrevocable and exclusive option (the "Option"), at the election of Newpart, to purchase all of the Property on the terms and condition set forth below.

           2. Consideration for Option. As consideration for this Option, Newpart agrees to pay when due, any and all real and personal property taxes, insurance premiums, water and sewer charges, special assessments, other governmental impositions and all other similar charges relating to the Property (the "Impositions") incurred by the fee owner of the Property during the period commencing on the execution date of this Option and ending on the date the Property is conveyed or leased to Newpart under this Option. On or before thirty (30) days prior to the due date of such Imposition, AHP shall deliver a notice to Newpart stating the amount of such Imposition, whereupon Newpart shall, within ten (10) days after its receipt of such notice, pay to AHP, in cash or other immediately available funds, the amount of such Imposition.

           3. Option Purchase Price. The purchase price for the Property under this Option shall be Ten and No/100 ($10.00)
Dollars. The monthly rent for the Property under this Option shall One and No/l00 ($1.00) Dollars.

           4. Term of Option. The term of this Option shall be for a period of five (5) years commencing on the date first set forth above.

           5. Exercise of Option. This Option may be exercised at any time during the term hereof. This Option shall be exercised by Newpart executing and delivering to AHP written notice ("Exercise Notice") of Newpart's exercise of this Option at least three (3) days before the desired closing date for the purchase of the Property. Such notice shall (i) state that Newpart desires to purchase the Property, (ii) contain the date, time and place of such closing, and (iii) include the items described in Paragraph 6 below.

           6. Conditions to Exercise of Option. AHP's obligation to convey the Property to Newpart is conditioned upon (a) Newpart delivering to AHP evidence satisfactory to AHP that Newpart has obtained any and all permits, licenses, variances, or other consents from the proper state and local authorities necessary to allow the Club to continue to be operated as a hunting and fishing club once the Property is conveyed or leased to Newpart hereunder and (b) obtaining the release of the property from any mortgage covering the Property. The Option is subject and subordinate to any mortgage now or hereafter encumbering the Property.

           7. Closing of Purchase of Property. Closing shall occur at a place and time set forth in the Exercise Notice. At Closing, Newpart shall deliver to AHP the Purchase Price as determined in Paragraph 2 above. At Closing, AHP shall execute and deliver to Newpart any and all documents, instruments and other items necessary to convey AHP's right, title and interest in the Property. The parties hereby agree that at the Closing the legal description of the Property shall be corrected to correspond with any survey prepared in accordance with any release delivered by AHP from the holder of any mortgage on the Property. Such
Property shall be conveyed or leased to Newpart free and clear of any and all liens, encumbrances or charges except for those items set forth on Exhibit B attached hereto and by this reference made a part hereof and such other items as maybe agreed to by Newpart.

           8. Assignment. The parties hereto agree that AHP may transfer the Property to Aurora Operating Partnership, L.P., a
Delaware limited partnership, subject to this Option and Newpart's rights hereunder.

           9. Recording of Option. Newpart, at its election, may record this Option in the real property records of the County in which the Property is located.

           10. Governing Law. This Option shall be governed by the laws of the State of Ohio.

           11. Successors and Assigns. This Option shall be binding on and shall inure to the benefit of both Newpart and AHP and their respective successors and assigns.

           EXECUTED as of the date first set forth above.

Signed and delivered in        AIRCOA HOTEL PARTNERS, L.P., a
the presence of:                 Delaware limited partnership

_______________________        By:  Associated Inns &
                                    Restaurants Company of
                                    America, a Delaware
______________________              corporation, as general
                                    partner

                               By:_________________________
                                          President

                               Attest:

Signed and delivered in        NEWHART, L.P., a Delaware
the presence of:                 limited partnership

_______________________        By:  Associated Inns &
                                    Restaurants Company of
                                    America, a Delaware
_______________________             corporation, as general
                                    partner

                               By:_________________________
                                          President

                               Attest:
PREPARED BY AIRCOA HOTEL
PARTNERS, L.P. AND NEWPART L.P.

STATE OF NEW YORK    )
                     ) ss.
COUNTY OF NEW YORK   )

           On February 20th, 1987, before me, the undersigned a Notary Public in and for said County and State, personally appeared Frank D. Palmer, personally known to me or proved to me on the basis of satisfactory evidence to be the person who executed the within instrument as the Vice President President of Associated Inns & Restaurants Company of America, a Delaware corporation as general partner of AIRCOA Hotel Partners, L.P., a Delaware limited partnership, that executed the within instrument, and acknowledged to me that he executed it.

           WITNESS my hand and official seal.

[SEAL]                         _____________________________
                               NOTARY PUBLIC in and for said
                         County and State



STATE OF NEW YORK    )
                     ) ss.
COUNTY OF NEW YORK   )

           On February 20th, 1987, before me, the undersigned a Notary Public in and for said County and State, personally appeared David Kleinkopf, personally known to me or proved to me on the basis of satisfactory evidence to be the person who executed the within instrument as the Asst. Secretary President of AIRCOA Equity Interests, Inc., a Colorado corporation, as managing general partner of Newpart, L.P., a Colorado limited partnership, that executed the within instrument, and acknowledged to me that he executed it.

           WITNESS my hand and official seal.

[SEAL]                         _____________________________
                               NOTARY PUBLIC in and for said
                         County and State

                                          Conveyance to AOP

                             EXHIBIT B

                 MATTERS TO WHICH TITLE IS SUBJECT
                      (Pine Lake Trout Club)

1. Real property taxes and assessments for 1987, a lien not yet due or payable.

2.    Reservation contained in Quitclaim Deed recorded in Volume
      625, Page 669 of Geauga County Records.

3. Obligations of fee owner contained in Easements filed in Volume 501, page 157, Volume 589, page 1245 and Volume 453, page 826 of Geauga County Records.

                  AMENDMENT TO OPTION TO PURCHASE

           THIS AMENDMENT TO OPTION TO PURCHASE, is entered into this 20th day of February, 1987, between Aurora Inn Operating
Partnership, L.P., a Colorado limited partnership ("Newpart").

                             Recitals

           A. AIRCOA Hotel Partners, L.P., a Delaware limited partnership ("AHP") and Newpart are parties to that certain Option to Purchase (the "Option"), dated as of February 20, 1987 whereby AHP granted Newpart an option to purchase or lease certain real property comprising a portion of the Pine Lake Trout Club located in Bainbridge, Ohio and more particularly described on Exhibit A attached hereto and by incorporated herein by this reference.

           B. AHP assigned its interest in the option to AIOP pursuant to that certain Assignment and Assumption Agreement, dated February 20, 1987, between AHP and AIOP.

           C. AIOP and Newpart now desire to clarify and amend the Option.

           NOW THEREFORE FOR ThE CONSIDERATION STATED BELOW AND
OTHER GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, AIOP and Newpart hereby amend the Option as follows:

           1. Recital C of the Option is hereby amended by deleting the phrase "or lease" in such recital.

           2. Paragraph 2 of the Option is hereby amended by deleting such paragraph in its entirety and substituting the following paragraph:

           "2. Consideration for Option. As consideration for this Option, Newpart agrees to pay, when due, an amount equal to the product or (a) a fraction, the numerator or which equals the total acreage of the Property, and the denominator of which equals the total acreage of the Club, times (b) the "Real
           Property Impositions" incurred by the fee owner or the Club during the period commencing on the execution date of this Option and ending on the earlier of (i) the date the Property is conveyed to Newpart under this Option, or (ii) the expiration of this Option.
           For the purposes of this Option, "Real Property
           Impositions"
           means any and all (a) real property taxes, special assessments, other governmental impositions, water and sewer charges and all other similar charges incurred or imposed on the Club, but not including any such charges related to, imposed on or allocable to the personal property, fixtures or improvements located on or at the Club, and (b) insurance premiums necessary to maintain the appropriate insurance at the Club for premises operations insurance, broad form property damage insurance and personal injury insurance, but not including premiums for liquor liability insurance, automobile insurance, property all-risk insurance for buildings and content, business interruption insurance and any other premiums related to or allocable to insurance for damage or liability arising from ownership of any personal property, fixtures or improvements located at the Club. on or before 30 days prior to the due date of such Real Property
           Impositions, AIOP shall deliver a notice to Newpart
           Stating the amount of Newpart's obligation for such Real Property Imposition as determined hereunder, whereupon Newpart shall, within 10 days after its receipt of such notice, pay to AIOP in cash and other immediately available funds, such amount."

           3. Paragraph 3 of the Option is hereby amended by deleting the second sentence contained therein.

           4. Paragraph 4 of the Option is hereby amended by deleting such paragraph in its entirety and substituting the following paragraph:

           "4. Term of Option. The term of this Option shall be for a period of twenty (20) years commencing on the date first set forth above.

           5. Paragraph 6 of the Option is hereby amended by deleting the phrase "or lease" contained therein.

           6. Paragraph 7 of the Option is hereby amended by deleting the phrase "or lease" in the fifth sentence of such paragraph.

           7. All of the provisions, terms and obligations of the Option, as amended hereby shall remain in full force and effect.

           EXECUTED as of the date first set forth above.

Signed and delivered in        Aurora Inn Operating Partnership
the presence of:               L.P., a Delaware limited
                               partnership

_______________________        By:  Associated Inns &
                                    Restaurants Company of
                                    America, a Delaware
______________________              corporation, as general
                                    partner

                               By:_________________________
                                          President


Signed and delivered in        Newpart, L.P., a Colorado
the presence of:                 limited partnership

_______________________        By:  AIRCOA Equity Interests,
                                    Inc., a Colorado
_______________________             corporation, as general
                                    partner

                               By:_________________________
                                          President

STATE OF COLORADO    )
                     ) ss.
COUNTY OF DENVER     )

           The foregoing instrument as acknowledged before me this 29th day of April, 1987, by Lee A. Wadsworth as Vice
President of Associated Inns & Restaurants Company of America, a
Delaware corporation, as general partner of Aurora Inn Operating
Partnership L.P., a Delaware limited partnership.

           WITNESS my hand and official seal.

[SEAL]                         _____________________________
                               Notary Public


           My commission expires: ___________________________

STATE OF COLORADO    )
                     ) ss.
COUNTY OF DENVER     )

           The foregoing instrument as acknowledged before me this 29th day of April, 1987, by Lee A. Wadsworth as Vice President of

AIRCOA Equity Interests, Inc., a Colorado corporation, as general partner of Newpart, L.P., a Colorado limited partnership.

           WITNESS my hand and official seal.

[SEAL]                         _____________________________
                               Notary Public


           My commission expires: ___________________________

                   F.4 EXCESS LAND PURCHASE OPTION

                     F.5 AIRCOA INDEMNIFCATION

                              AIRCOA
                       HOTEL PARTNERS, L.P.

MARCH 11, 1997

BY TELECOPY - 212-708-6523
Arthur Andersen LLP
1345 Avenue of Americas
New York, New York  10105
Attn:  Mr. Thomas McConnell

Mr. James W. Hire
Hire & Associates
1383 Solitude Lane
Evergreen, CO  80439

Mr. Anthony C. Dimond
Miramar Asset Management Inc.
617 Veterans Boulevard, Suite 212
Redwood City, CA  94063

Houlihan Lokey Howard & Zukin
1930 Century Park West
Los Angeles, CA  90067
Attn:  John Schoenfeld

Re:   Arthur Andersen Appraisals/AIRCOA Hotel Partners, L.P.
("AHP")

Ladies and Gentlemen:

This letter is to confirm certain agreements and approvals of Arthur Andersen LLP ("AA") and the AIRCOA Parties and HLHZ (as defined below) related to certain uses by AHP's Special Advisory Committee (the "Special Committee") of AA's appraisal of certain real property and improvements owned by AHP (the "Appraisal") prepared in connection with a loan to AHP by the Hongkong and Shanghai Bank (the "HSBC Loan"). This letter supplements that certain letter dated February 18, 1997, by AHP to AA, the terms of which are incorporated herein by reference. The following has been agreed to by AHP and the Special Committee (collectively, the "AIRCOA Parties"), and the Special Committee's financial advisors Houlihan, Lokey, Howard & Zukin ("HLHZ") (collectively, the "AIRCOA Parties") and AA:

1. AA agrees that copies of the Appraisal may be provided to the Special Committee and HLHZ for review in connection with the acquisition of limited partnership interests in AHP by Regal Hotel Management, Inc. AA acknowledges that HLHZ and the Special Committee have indicated to AHP an intent to rely upon the Appraisals in connection with consideration of the transaction described above and the AHP intends for HLHZ and the Special Committee to so rely.

2. The AIRCOA Parties acknowledge their agreement to the procedures performed as described in the accompanying Appraisal and accept responsibility for the sufficiency of those procedures for their purposes. Consequently, AA makes no representation regarding the sufficiency of the procedures described therein for the purpose for which the accompanying Appraisal was originally requested, for the AIRCOA Parties' or HLHZ's purposes, or for any other purpose. Had AA been engaged to perform additional procedures, other matters might have come to AA's attention that would have been reported to the AIRCOA Parties. Furthermore, AA has not performed any procedures subsequent to the date of Appraisal and therefore AA accepts no responsibility for events and circumstances occurring after that date.

3. The Appraisal is being provided to the AIRCOA Partners and HLHZ for informational purposes only. The AIRCOA Parties should complete their own due diligence in connections with the transaction described above to the extent they consider necessary. It is understood that the reading of the accompanying Appraisal does not substitute for the AIRCOA Parties' own due diligence.

4. By acceptance of this letter, the AIRCOA Parties and HLHZ agree that neither AA nor any of its affiliates, partners, employees or representatives shall have any liability to them relating to the use of the accompanying Appraisal, except to the extent such liability arises from AA's gross negligence or willful misconduct.

5. This letter and accompanying Appraisal are intended solely for the use of AIRCOA Parties and HLHZ and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.

6. In connection with the transaction described above, AA consents to including, to the extent required by federal securities laws, a copy of the Appraisal and/or a summary thereof or a reference thereto in the Schedule 13E-3 and related proxy statement with the Securities and Exchange Commission by AHP or the Special Committee, provided that AA shall have the right to approve the content of any summary of the Appraisals, such approval not to be unreasonably withheld.

7. This letter does not modify or amend in any respect the engagement letter dated February 19, 1997 among HLHZ, AIRCOA Hospitality Services, Inc., and AIRCOA Hotel
      Partners, L.P.

Please indicate your acceptance of these arrangements by signing and returning a copy of this letter to AA.


                AIRCOA HOTEL PARTNERS, L.P.

                By:  AIRCOA Hospitality Services, Inc.,
                     general partner


                By:  /s/ Joel W. Hiser
                     _______________________________
                     Name:  Joel W. Hiser
                     Title: Sr. Vice President


                By:  _______________________________
                     Name:
                     Title:


                AIRCOA Hospitality Services, Inc.,
                a Delaware corporation


                By:  /s/ Joel W. Hiser
                     _______________________________
                     Name:  Joel W. Hiser
                     Title: Sr. Vice President


                By:  _______________________________
                     Name:
                     Title: Sr. Vice President


                ARTHUR ANDERSEN LLP


                By:  /s/ Roger Cline
                     _______________________________
                     Name:  Roger Cline
                     Title: Partner


                HOULIHAN, LOKEY, HOWARD & ZUKIN, INC.


                By:   /s/ John A. Schoenfeld
                     _______________________________
                     Name:  John A. Schoenfeld
                     Title:  Co-Director, Real Estate Group

                AHP SPECIAL COMMITTEE


                By:  /s/ James W. Hire
                     _______________________________
                     Name:  James W. Hire


                By:  /s/ Anthony C. Diamond
                     _______________________________
                     Name:  Anthony C. Diamond